2025

PROXY
STATEMENT

2024

ANNUAL
REPORT

PROXY STATEMENT & MEETING NOTICE

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PROXY STATEMENT
DATED JULY 15, 2025

XBP EUROPE HOLDINGS, INC.



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To the Stockholders of XBP Europe Holdings, Inc.:

You are cordially invited to attend the 2025 Annual Meeting of XBP Europe Holdings, Inc., a Delaware corporation ("**XBP**" or the "**Company**"), which will be held on July 25, 2025, at 10:00 a.m., Eastern Time, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned (the "**Annual Meeting**"). The Company will be holding the Annual Meeting via a live webcast at www.virtualshareholdermeeting.com/XBP2025.

The accompanying notice of the Annual Meeting and proxy statement describe the business the Company will conduct at the Annual Meeting and provide information about the Company that you should consider when you vote your shares. As more fully described in the accompanying proxy statement, which is dated July 15, 2025, and is first being mailed to stockholders on or about July 15, 2025, the Annual Meeting will be held for the purpose of considering and voting on the following proposals (collectively, the "**Proposals**"):

(1) *The Director Election Proposal* (***Proposal 1***) — To consider and vote upon a proposal to elect two directors to serve on the board of directors until the 2028 annual meeting of stockholders or until such earlier time as may result from the approval of Proposal 3C and until their respective successors are duly elected and qualified (the "**Director Election Proposal**");

(2) *The Auditor Ratification Proposal* (***Proposal 2***) — To consider and vote upon a proposal to ratify the appointment of UHY LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 (the "**Auditor Ratification Proposal**");

(3) *Charter Amendment Proposals* — To approve and adopt an amendment and restatement to the second amended and restated certificate of incorporation of XBP (the "**XBP Charter**"), as set out in the draft third amended and restated version of XBP Charter appended to this proxy statement as *Annex A* (the "**Amended Charter**"), for the following amendments (collectively, the "**Charter Amendment Proposals**"):

(A) *Name Change* — To provide that the name of XBP shall be changed to "XBP Global Holdings, Inc." (***Proposal 3A***);

(B) *Increase in Authorized Shares* — To increase the number of authorized shares from 210,000,000, consisting of 200,000,000 shares of common stock, each with a par value of $0.0001 ("**XBP common stock**" or "**our common stock**"), and 10,000,000 shares of preferred stock, each with a par value of $0.0001 ("**XBP preferred stock**"), to 420,000,000 consisting of 400,000,000 shares of XBP common stock, and 20,000,000 shares of XBP preferred stock (***Proposal 3B***);

(C) *75% Approval Provisions* — To amend certain provisions in the XBP Charter (a) to remove the existing staggered board, (b) to reestablish the right for stockholders to vote by written consent without a meeting except in the case of (i) the election of directors and (ii) the approval of a merger, consolidation, conversion, or sale of all or substantially all assets, and (c) to amend the existing corporate opportunities waiver to clarify the circumstances where the waiver will not apply *(**Proposal 3C**)*; and

(D) *Amendment and Restatement of the XBP Charter* — Conditioned upon the receipt of the requisite vote on Proposals 3A to 3C, to approve the proposed Amended Charter in the form attached as Annex A hereto, which includes the approval of all other changes in the proposed

Amended Charter in connection with replacing the existing XBP Charter with the proposed Amended Charter and making any conforming amendments should any proposal fail to pass (***Proposal 3D***).

(4) *The Nasdaq Proposal* (***Proposal 4***) — To consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of up to 88,432,239 newly issued shares of XBP common stock plus any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan, which amount will be determined as described in more detail in the accompanying proxy statement (the "**Nasdaq Proposal**");

(5) *The Reverse Stock Split Proposal* (***Proposal 5***) — To adopt an amendment to the XBP Charter to effect a reverse split of XBP's outstanding common stock at a ratio in the range of 1-for-3 to 1-for-15, to be determined at the discretion of XBP's board of directors and publicly announced during 2025, whereby each outstanding 3 to 15 shares would be combined, converted and changed into 1 share of XBP common stock (the "**Reverse Stock Split Proposal**");

(6) *The Stock Plan Amendment Proposal* (***Proposal 6***) — To adopt an amendment to the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan to (i) increase the number of shares of common stock authorized for issuance thereunder by a fixed amount of 5,000,000 shares and (ii) conditionally increase the share reserve to ensure that, if Proposal 4 is approved, and the Restructuring (as defined in and described in more detail in the accompanying proxy statement) is consummated, the total number of shares authorized under the Stock Plan equals 10% of the Company's total common stock outstanding immediately following the completion of the Restructuring (the "**Stock Plan Amendment Proposal**"); and

(7) *The Adjournment Proposal* (***Proposal 7***) — To consider and vote upon a proposal to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve the Director Election Proposal, the Auditor Ratification Proposal, the Charter Amendment Proposals, the Nasdaq Proposal, the Reverse Stock Split Proposal or the Stock Plan Amendment Proposal. We refer to this Proposal 7 as the "**Adjournment Proposal.**"

If you have any questions or need assistance with voting your XBP common stock, please contact us at investors@xbpeurope.com. The proxy statement and the notice of the Annual Meeting will be available at *www.virtualshareholdermeeting.com/XBP2025*.

The proxy statement provides you with detailed information about the Proposals and other matters to be considered at the Annual Meeting of XBP's stockholders. We encourage you to carefully read the entire proxy statement, including all annexes attached hereto.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Annual Meeting or not, please sign, date, and return the proxy card accompanying the proxy statement as soon as possible in the envelope provided. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Whether or not you plan to attend the Annual Meeting, we urge you to read the accompanying proxy statement, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 19 OF THE ACCOMPANYING PROXY STATEMENT.

After careful consideration, XBP's board of directors has determined that each of the Proposals is fair to and in the best interests of XBP and its stockholders and has approved such proposals. The XBP Board recommends that stockholders vote "FOR":

• the Director Election Proposal;

• the Auditor Ratification Proposal;

- each of the Charter Amendment Proposals;

- the Nasdaq Proposal;

- the Reverse Stock Split Proposal;

- the Stock Plan Amendment Proposal; and

- the Adjournment Proposal, if it is presented at the Annual Meeting.

When you consider the recommendation of the XBP board of directors of these proposals, you should keep in mind that directors and officers of XBP have interests that may conflict with your interests as a stockholder. Our Executive Chairman, Mr. Par Chadha, is also the Executive Chairman of Exela Technologies, Inc. ("ETI"), which indirectly holds approximately 26.9% of the Allowed Notes Claims (as defined within). ETI is expected to beneficially own between approximately 15.9% and 27.9% of XBP common stock upon the conclusion of the Restructuring (taking into account shares issuable upon cash exercise of a warrant to be issued in connection with the Restructuring, but without taking into account any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations as described in the accompanying proxy statement). Messrs. Chadha and Andrej Jonovic, our CEO and director, could be deemed to be affiliated with shareholders that together control ETI, and Mr. Chadha is Mr. Jonovic's father-in-law. Mr. Jonovic, our CEO, shall remain on our board of directors following the Restructuring in accordance with the Plan. Two of our existing board members, Messrs. J. Coley Clark and James G. Reynolds, also serve on the board of the BPA Group (as defined within). Each of our directors holds capital stock in both ETI and XBP, and each of our directors will receive a release of claims from the Debtors as part of the Plan (as such terms are defined within). All of our directors other than Mr. Jonovic were at one time directors of ETI. Our executive officers, Messrs. Jonovic, Avramovic and Robu may be entitled to enhanced severance benefits under our Severance Plan (as defined herein) for 24 months following the Restructuring.

As of the date hereof, BTC International Holdings, Inc. ("BTC") owns approximately 60.7% of the issued and outstanding shares of XBP common stock. BTC has informed us it intends to vote the shares of XBP common stock owned by BTC in favor of the Proposals. XBP's directors and executive officers, who collectively own approximately 10.5% of the issued and outstanding shares of XBP common stock have also informed us they intend to vote in favor of the Proposals. Because shares owned by BTC and such directors and officers collectively represent approximately 71.2% of the issued and outstanding shares of XBP common stock, we believe that the approval of all of the Proposals (other than Proposal 3C, which requires the vote of 75% of the outstanding shares of XBP common stock) is effectively assured.

The Notice of Annual Meeting and accompanying proxy statement, a proxy or voting instruction card and our 2024 Annual Report to Stockholders will be first mailed to you and to other stockholders of record commencing on or about July 15, 2025.

On behalf of the XBP board, I would like to thank you for your support and look forward to a successful Annual Meeting.

Very truly yours,

Par Chadha
Executive Chairman
XBP Europe Holdings, Inc.

July 15, 2025



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 25, 2025

TO THE STOCKHOLDERS OF XBP EUROPE HOLDINGS, INC.:

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of stockholders (the "**Annual Meeting**") of XBP Europe Holdings, Inc., a Delaware corporation ("**XBP**" or the "**Company**"), will be held virtually at *www.virtualshareholdermeeting.com/XBP2025* at 10:00 a.m. (Eastern Time), on July 25, 2025. Details on how to participate are more fully described in the accompanying proxy statement. At the Annual Meeting, XBP stockholders will be asked to consider and vote upon the following proposals (collectively, the "**Proposals**").

You are cordially invited to attend the Stockholders Meeting, which will be held for the following purposes:

(1) *The Director Election Proposal* (**Proposal 1**) — To consider and vote upon a proposal to elect two directors to serve on the board of directors until the 2028 annual meeting of stockholders or until such earlier time as may result from the approval of Proposal 3C and until their respective successors are duly elected and qualified (the "**Director Election Proposal**");

(2) *The Auditor Ratification Proposal* (**Proposal 2**) — To consider and vote upon a proposal to ratify the appointment of UHY LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 (the "**Auditor Ratification Proposal**");

(3) *Charter Amendment Proposals* **—** To approve and adopt an amendment and restatement to the second amended and restated certificate of incorporation of XBP (the "**XBP Charter**"), as set out in the draft third amended and restated version of XBP Charter appended to the proxy statement as *Annex A* (the "**Amended Charter**"), for the following amendments (collectively, the "**Charter Amendment Proposals**"):

(A) *Name Change* — To provide that the name of XBP shall be changed to "XBP Global Holdings, Inc." (**Proposal 3A**);

(B) *Increase in Authorized Shares* — To increase the number of authorized shares from 210,000,000, consisting of 200,000,000 shares of common stock, each with a par value of $0.0001 ("**XBP common stock**" or "**our common stock**"), and 10,000,000 shares of preferred stock, each with a par value of $0.0001 ("**XBP preferred stock**"), to 420,000,000 consisting of 400,000,000 shares of XBP common stock, and 20,000,000 shares of XBP preferred stock (**Proposal 3B**);

(C) *75% Approval Provisions* — To amend certain provisions in the XBP Charter (a) to remove the existing staggered board, (b) to reestablish the right for stockholders to vote by written consent without a meeting except in the case of (i) the election of directors and (ii) the approval of a merger, consolidation, conversion, or sale of all or substantially all assets, and (c) to amend the existing corporate opportunities waiver to clarify the circumstances where the waiver will not apply (**Proposal 3C**); and

(D) *Amendment and Restatement of the XBP Charter* — Conditioned upon the receipt of the requisite vote on Proposals 3A to 3C, to approve the proposed Amended Charter in the form attached as Annex A hereto, which includes the approval of all other changes in the proposed Amended Charter in connection with replacing the existing XBP Charter with the proposed Amended Charter and making any conforming amendments should any proposal fail to pass (**Proposal 3D**).

(4) *The Nasdaq Proposal* (**Proposal 4**) — To consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of up to 88,432,239 newly

issued shares of XBP common stock plus any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan, which amount will be determined as described in more detail in the accompanying proxy statement (the "**Nasdaq Proposal**");

(5) *The Reverse Stock Split Proposal* (***Proposal 5***) — To adopt an amendment to the XBP Charter to effect a reverse split of XBP's outstanding common stock at a ratio in the range of 1-for-3 to 1-for-15, to be determined at the discretion of XBP's board of directors and publicly announced during 2025, whereby each outstanding 3 to 15 shares would be combined, converted and changed into 1 share of XBP common stock (the "**Reverse Stock Split Proposal**");

(6) *The Stock Plan Amendment Proposal (**Proposal 6**)* — To adopt an amendment to the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan to (i) increase the number of shares of common stock authorized for issuance thereunder by a fixed amount of 5,000,000 shares and (ii) conditionally increase the share reserve to ensure that, if Proposal 4 is approved, and the Restructuring (as defined in and described in more detail in the accompanying proxy statement) is consummated, the total number of shares authorized under the Stock Plan equals 10% of the Company's total common stock outstanding immediately following the completion of the Restructuring (the "**Stock Plan Amendment Proposal**"); and

(7) *The Adjournment Proposal* (***Proposal 7***) — To consider and vote upon a proposal to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve the Director Election Proposal, the Auditor Ratification Proposal, the Charter Amendment Proposals, the Nasdaq Proposal, the Reverse Stock Split Proposal or the Stock Plan Amendment Proposal. We refer to this Proposal 7 as the "**Adjournment Proposal.**"

Only holders of record of XBP common stock at the close of business on June 12, 2025 (the "**Record Date**") are entitled to notice of the Annual Meeting and to vote at the Annual Meeting and any adjournments or postponements of the Annual Meeting. As of the Record Date, there were 35,915,548 shares of XBP common stock outstanding and entitled to vote at the Annual Meeting. Each share of XBP common stock is entitled to one vote per share on any matter presented to stockholders at the Annual Meeting.

The approval of the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, the Stock Plan Amendment Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of XBP common stock as of the Record Date cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting. The approval of the Charter Amendment Proposals (other than Proposal 3C) requires the affirmative vote of a majority of the issued and outstanding shares of XBP common stock as of the Record Date entitled to vote thereon. The approval of Proposal 3C requires the affirmative vote of 75% of the voting power of all of the then-outstanding shares of capital stock of XBP entitled to vote generally in the election of directors at the meeting voting together as a single class. The approval of the Director Election Proposal requires a plurality vote of the shares of XBP common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Annual Meeting or not, please sign, date, and return the proxy card accompanying the proxy statement as soon as possible in the envelope provided. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Your attention is directed to the proxy statement (including the annexes hereto) for a more complete description of each of the Proposals. We encourage you to read the proxy statement carefully. If you have any questions or need assistance voting your shares, please contact us at investors@xbpeurope.com.

By Order of the Board of Directors of
XBP Europe Holdings, Inc.

July 15, 2025

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL STOCKHOLDER MEETING TO BE HELD ON JULY 25, 2025 AT 10:00 a.m.
(EASTERN TIME):**

**This Notice of Annual Meeting, the related proxy statement, a form of proxy and the Annual Report on
Form 10-K for the year ended December 31, 2024, as amended, are available at our website at:
https://www.xbpeurope.com/ and at www.virtualshareholdermeeting.com/XBP2025**

**IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH
TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.**

TABLE OF CONTENTS

EXPLANATORY NOTE

XBP Europe Holdings, Inc.'s ("XBP," the "Company," "we," "us," and "our") acquisition (the "Acquisition") of its affiliate, Exela Technologies BPA, LLC (collectively with its subsidiaries, the "BPA Group"), subject to certain conditions, on July 3, 2025, as further described below, has been determined to be significant under Rule 3-05 of Regulation S-X. As such, and in accordance with SEC requirements, this proxy statement includes audited financial statements of the BPA Group for the two most recent fiscal years required, as well as unaudited interim financial statements for the three-month period ended March 31, 2025. Management's Discussion and Analysis of Financial Condition and Results of Operations for the BPA Group for the year ended December 31, 2024 and the three-month period ended March 31, 2025 is also included to provide shareholders with a better understanding of the historical performance of the acquired business.

In addition, we have included unaudited pro forma condensed combined financial statements to illustrate the estimated effects of the Acquisition and related restructuring resulting from the BPA Group exiting Bankruptcy (the "Restructuring") on our consolidated financial position and results of operations as further described below. These pro forma financial statements are provided for informational purposes only and are not necessarily indicative of the results that would have been achieved had the transactions occurred on the dates assumed, nor are they necessarily indicative of future results.

BACKGROUND

Business of the BPA Group and the Chapter 11 Cases

The BPA Group is a global provider of transaction processing solutions, enterprise information management, document management and digital business process services. The BPA Group's technology-enabled solutions allow global organizations to address critical challenges resulting from the massive amounts of data obtained and created through their daily operations. The BPA Group's solutions address the life cycle of transaction processing and enterprise information management, from enabling payment gateways and data exchanges across multiple systems, to matching inputs against contracts and handling exceptions, to ultimately depositing payments and distributing communications. The BPA Group believes that its process expertise, information technology capabilities and operational insights enable its customers' organizations to more efficiently and effectively execute transactions, make decisions, drive revenue and profitability, and communicate critical information to their employees, customers, partners, and vendors.

The BPA Group draws on the business and technical expertise of its talented and diverse global workforce to provide its customers with high-quality services. The BPA Group's business leaders bring a strong diversity of experience in our industry and a track record of successful performance and execution. As of March 31, 2025, the BPA Group had approximately 11,000 employees globally, with 4,600 employees located in the Americas and the remainder located primarily in India and the Philippines.

The BPA Group leases and owns numerous facilities worldwide with larger concentrations of space in Texas, Michigan, Connecticut, California, India, Mexico, and the Philippines. The BPA Group's owned and leased facilities house general offices, sales offices, service locations, and production facilities. The size of the BPA Group's active property portfolio as of March 31, 2025 was approximately 1.7 million square feet comprised of approximately 65 leased properties and 3 owned properties.

On March 3, 2025, the BPA Group, and certain of its subsidiaries and affiliates (collectively, the "Debtors") commenced voluntary cases under chapter 11 of title 11 of the United States Code §§ 101-1532 (the "Chapter 11 Cases") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). The Chapter 11 Cases are being jointly administered under the caption *In re DocuData Solutions, L.C.*, Case No. 25-90023 (CML). The subsidiaries and affiliates of the BPA Group other than the Debtors (and other than us) are immaterial.

Prior to the closing of its acquisition by us, the BPA Group acquired its affiliate Neon Acquisition, LLC pursuant to a Contribution Agreement, dated as of July 15, 2025, with its parent company, and our indirect owner, Exela Technologies, Inc. ("ETI").

> **Additional information about the Chapter 11 Cases, including the disclosure statement and plan of reorganization filed in the Chapter 11 Cases can be found at the Debtors' restructuring website: https://cases.omniagentsolutions.com/?clientId=3734.**

Acquisition of the BPA Group

On July 3, 2025, pursuant to a Membership Interest Purchase Agreement (the "MIPA"), we purchased, subject to certain terms and conditions, the BPA Group, which comprises the American and Asian operating business of our indirect parent company ETI. A copy of the MIPA is attached as Annex B to this proxy statement.

The BPA Group was acquired for nominal consideration since almost all of the material assets of the BPA Group are held by entities that filed the Chapter 11 Cases. If the Debtors fail to emerge from Chapter 11 before August 7, 2025, including as a result of the failure to obtain the approval of the proposals relevant to the Restructuring contained in this proxy statement, the parties to the MIPA have agreed to rescind the acquisition of the BPA Group and to restore the status quo ante the acquisition unless an extension is agreed among the parties to the MIPA and certain other interested stakeholders. In addition, in the MIPA, we agreed to restructure the transactions, if necessary, to achieve greater tax efficiencies, including by rescinding the transactions, provided that the benefits received by us in such alternate transaction are substantially the same as those obtained in the MIPA. Such restructuring may include transferring another affiliated entity or shares or equity therein, including shares of our indirect parent, in all cases subject to applicable laws and regulations.

Plan of Reorganization

On May 7, 2025, the Debtors filed a plan of reorganization in the Chapter 11 Cases (as amended, the "Plan") and a disclosure statement describing the Plan (the "Disclosure Statement"). The Debtors received conditional approval of the Disclosure Statement and the Bankruptcy Court approved procedures pursuant to which the Debtors solicited votes to accept or reject the Plan. The majority of the Debtors' creditors that were entitled to vote on the Plan accepted it. On June 23, 2025, the Bankruptcy Court approved the Disclosure Statement on a final basis and confirmed the Plan.

On July 3, 2025, we entered into a Transaction Support Agreement (the "Transaction Support Agreement") with the Debtors. In the Transaction Support Agreement we and the Debtors have agreed, among other things, to support and take all commercially reasonable actions necessary and appropriate to facilitate the Restructuring contemplated by the Plan, including seeking the shareholder approvals for Proposals 3 to 5, as further described in this proxy statement, and thereafter issuing up to 88,432,239 shares of XBP common stock as contemplated by the Plan (excluding any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan). A copy of the Transaction Support Agreement is attached as Annex C to this proxy statement.

The Plan incorporates the terms of a global and comprehensive settlement reached in the Chapter 11 Cases among the Debtors, an ad hoc group of holders of the Debtors' 11.5% secured notes due 2026 (the claims associated with such notes the "Allowed Notes Claims") and such lenders, the "Consenting Creditors"), ETI, certain non-Debtor subsidiaries of ETI other than us (together with ETI, the "Consenting ETI Entities "), and the official committee of unsecured creditors appointed in the Chapter 11 Cases. The material terms of the Restructuring contemplated under the Plan are set forth below. Capitalized terms used below but not defined herein have the meanings given such terms in the Plan. A copy of the Plan is available at the Debtors' restructuring website: https://cases.omniagentsolutions.com/?clientId=3734.

Equitization.

Before any new issuance of XBP common stock by us, XCV-EMEA, LLC ("XCV-EMEA") another of our indirect parent companies, will cause all of the shares of our common stock held by its subsidiary BTC International Holdings Inc. ("BTC"), our largest shareholder, to be distributed to the holders of Allowed Notes Claims (including ETI), to satisfy XCV-EMEA's guarantee of certain of the Secured Debt.

Claims of holders of Allowed Notes Claims, other than ETI, will also be satisfied by the distribution of up to 65,379,644 shares of newly issued XBP common stock. The Allowed Notes Claims of ETI will also be satisfied by the distribution of up to 20,021,004 shares of newly issued XBP common stock and warrants in respect of 6,632,418 shares of newly issued XBP common stock.

Certain backstop and funding fees notionally payable in the equity of the Debtors will be satisfied in exchange for up to 8,507,181 shares of our newly-issued XBP common stock.

Cash Payments. Holders of allowed general unsecured claims will receive cash consideration through either pro rata participation in a general unsecured claims cash recovery or election to participate in a convenience class recovery, all as described in the Plan. All other claims are either unimpaired or receive no recovery, as set forth in the Plan.

DIP Financing. The Chapter 11 Cases are being financed by $185 million in post-petition loans and advances to the Debtors, comprising $80 million of New Money Loans and $105 million of Roll-Up Loans (prior loans that will not be equitized).

On the Plan Effective Date, in accordance with the Plan we will acquire XCV-EMEA, but only upon the conclusion of the Restructuring transactions described below, and only after which XCV-EMEA no longer owns our shares.

Exit Financing.   On the Effective Date of the Plan:

- XBP or the ETI Consenting Parties will provide funding to the Debtors in an amount of $18 million (which amount, if funded by us, will require additional borrowings). If funded by the ETI Consenting Parties, the ETI Consenting Parties can elect to provide the funding in exchange for Rollover Exit Notes to be issued in connection with the Exit Facility described below or in exchange for newly issued XBP common stock at Plan Equity Value.

- The BPA Group will enter into an Exit Facility pursuant to which all DIP Obligations shall be converted into Rollover Exit Notes on a cashless basis, except as otherwise provided for a portion of the Sub-Group DIP Lenders' DIP Obligations, as detailed in the Plan.

- The BPA Group will also enter into a supplemental exit facility ("Exit Facility") to replace or refinance the Debtors' senior secured prepetition term loan facility dated as of July 11, 2023 (the "Blue Torch Facility") in the aggregate principal amount of $38,885,000, plus accrued and unpaid interest, fees, and expenses, with either (a) the New Blue Torch Facility or (b) the Gates Exit Facility; provided that if the Debtors enter into the Gates Exit Facility, the Blue Torch Facility, including any related guarantees, will be repaid with the proceeds of the Gates Exit Facility.

- The Consenting ETI Entities shall be bound by a commitment to pay (a) the first $15 million of Transaction Tax Liability and (b) any Transaction Tax Liability in excess of $25 million, with any amounts of the Transaction Tax Liability between $15 million and $25 million being the obligation of the BPA Group. The Consenting ETI Entities may satisfy the Transaction Tax Liability through the purchase of Rollover Exit Notes to be issued in connection with the Exit Facility or in exchange for newly issued XBP common stock at Plan Equity Value.

- The BPA Group will continue or replace its existing securitization programs.

Shareholder Rights Agreement

Pursuant to the Plan, the board of directors of the Company expects to adopt a Shareholder Rights Agreement (the "Rights Agreement") to protect shareholders from unsolicited takeovers. This agreement, often referred to as a "poison pill," grants one right per common share, exercisable if any entity acquires 30% or more of XBP's common stock (subject to exceptions including existing holdings and shares issuable pursuant to the Plan). Upon such an event, each right allows holders, except the acquiring person, to purchase additional shares at a significant discount, diluting the acquirer's stake. The Rights Agreement aims to ensure a fair acquisition process, preserving shareholder value during potential hostile takeover attempts. However, it may limit shareholders' ability to sell their shares at a premium. The rights are set to expire eighteen months from the date of adoption, unless redeemed or exchanged earlier by the Board.

Registration Rights Agreement

Pursuant to the Plan, XBP expects to enter into a Registration Rights Agreement granting registration rights to persons receiving shares of XBP common stock in the Restructuring (the "Holders"). The Registration Rights Agreement grants certain Holders of the outstanding XBP common stock certain rights to register such shares, including through shelf registrations on Form S-3 or Form S-1, which the Company must file and maintain effective to allow resale of the shares on a delayed or continuous basis. Such holders may request demand registrations for their shares, provided the offering meets certain financial thresholds, and they will be entitled to participate in piggyback takedowns when XBP registers its own securities. The Registration Rights Agreement will also include provisions for underwriting, lock-up periods restricting sales before and after offerings, and XBP's undertakings to facilitate registrations, cover registration expenses, and provide indemnification and contribution for liabilities arising from registration statements.

Governance

In connection with the Restructuring, if implemented, and as part of the Plan, we are seeking certain amendments to our certificate of incorporation (as described in this proxy statement) and separately we will increase the size of our Board to seven (7) directors, and provide the Consenting Creditors a one-time right to designate four (4) nominees for appointment to our Board on behalf of all the recipients of our common stock under the Plan, and a lead independent director will be selected from the independent directors by a majority vote of the directors. Messrs. Akins and Clark will be required to resign effective prior to such appointment leaving Messrs. Chadha, Jonovic and Reynolds to continue serving on the Board. As of the date of this proxy statement, the four (4) new director nominees have not been finalized or been engaged by the Company to serve upon the consummation of the Restructuring.

ABOUT THIS DOCUMENT

This document constitutes a notice of meeting and a proxy statement of XBP under Section 14(a) of the Exchange Act.

You should rely only on the information contained in this proxy statement. No one has been authorized to provide you with information that is different from that contained in this proxy statement. This proxy statement is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date. Neither the mailing of this proxy statement to XBP stockholders nor the issuance by XBP of its common stock in connection with the Restructuring will create any implication to the contrary.

MARKET AND INDUSTRY DATA

To the extent this proxy statement contains information concerning the market and industry in which XBP and BPA Group conduct their business, note that XBP and the BPA Group operate in industries in which it is difficult to obtain precise industry and market information. XBP has obtained any market and industry data in this proxy statement from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. XBP is not aware of any misstatements regarding any industry data presented in this proxy statement, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled "*Risk Factors*" in this proxy statement.

FREQUENTLY USED TERMS

In this document:

Unless otherwise stated or unless the context otherwise requires, the terms, the "Company," "we," "us," "our," and "XBP" refer to XBP Europe Holdings, Inc. Expected share counts and percentages for Avenue, ETI and Gates share counts are based on the amount of Allowed Notes Claims held by each of these parties as of the date of this proxy statement.

"**Acquisition**" means the transactions contemplated by the MIPA and described in the Explanatory Note and Background.

"**Amended Charter**" means the third amended and restated certificate of incorporation of XBP to be adopted by XBP pursuant to the Charter Amendment Proposals.

"**Annual Meeting**" means the Annual Meeting of the stockholders of XBP, to be held virtually at www.virtualshareholdermeeting.com/XBP2025, on July 25, 2025.

"**Avenue Capital**" means Avenue RP Opportunities Fund, L.P, Avenue Global Dislocation Opportunities Fund, L.P. and Avenue Global Opportunities Master Fund LP, themselves or through one or more of their managed funds, a holder of Allowed Notes Claims, and a prospective lender to the BPA Group, expected to hold between 12,057,745 and 13,968,650 shares of XBP common stock as a result of the Restructuring, including between 9,520,426 to 11,029,217 newly issued shares.

"**Board**" or "**XBP Board**" means the board of directors of XBP.

"**BPA Group**" has the meaning given in the Background.

"**Business Combination**" means the transactions consummated pursuant the Agreement and Plan of Merger, dated as of October 9, 2022, by and among CF VIII, Merger Sub, BTC International and XBP Europe, Inc. (which closed on November 29, 2023 and pursuant to which our company ceased being wholly-owned by ETI).

"**Code**" means the Internal Revenue Code, as amended.

"**Continental**" means Continental Stock Transfer & Trust Company, the transfer agent.

"**DGCL**" means the General Corporation Law of the State of Delaware, as amended.

"**ETI**" or "**Exela**" means Exela Technologies, Inc., a Delaware corporation, expected to hold, through its subsidiaries, between 19,784,933 and 34,729,782 shares of XBP common stock as a result of the Restructuring, including between 15,621,576 to 27,421,569 newly issued shares (in each case taking into account the shares issuable upon exercise of the warrant issued in connection with the Restructuring, but without taking into account any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan). For clarity, in counting shares and percentages of ETI and its affiliates or subsidiaries as used in this proxy statement such amounts do not include any entities other than shares held or to be held by ETI, GP 3XCV LLC and XCV-STS, LLC.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Gates Capital**" means Gates Capital Management, itself or through one or more of its managed funds, a holder of Allowed Notes Claims, and a prospective lender to the BPA Group, expected to hold between 30,160,923 and 34,389,832 shares of XBP common stock as a result of the Restructuring, including between 23,814,139 and 27,153,156 newly issued shares.

"**Plan**" has the meaning set forth in the Background.

"**Proposals**" means the Director Election Proposal, the Auditor Ratification Proposal, the Charter Amendment Proposals, the Nasdaq Proposal, the Reverse Stock Split Proposal, the Stock Plan Amendment Proposal and the Adjournment Proposal.

"**Restructuring**" has the meaning given in the Explanatory Note.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**UHY**" means UHY LLP, XBP's independent registered public accounting firm.

"**U.S. GAAP**" means generally accepted accounting principles in the United States.

"**Warrants**" means warrants to purchase shares of XBP common stock.

"**XBP**" means XBP Europe Holdings, Inc., a Delaware corporation, which will be renamed "XBP Global Holdings, Inc." in connection with the Restructuring to reflect our expanded global operations following the Acquisition of the BPA Group.

"**XBP common stock**" means the common stock, par value $0.0001 per share, of XBP.

"**XBP Charter**" or "**Charter**" means XBP's second amended and restated certificate of incorporation as filed with the Secretary of State of the State of Delaware on November 29, 2023.

"**XBP Global**" as used in this proxy statement refers to XBP after giving effect to the Restructuring.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements regarding, among other things, the plans, strategies, and prospects, both business and financial, of XBP. These statements are based on the beliefs and assumptions of the management of XBP. Although XBP believes that its plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, XBP cannot assure you that it will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" or similar expressions, but the absence of these words does not mean that a statement is not forward-looking. XBP's independent auditor has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The report of UHY included in this proxy statement relates to historical financial information of XBP. The report does not extend to the forward-looking information and should not be read as if it does. Forward-looking statements contained in this proxy statement include, but are not limited to, statements about:

- the ability of XBP following the Restructuring, to realize the benefits from the Acquisition;

- the ability of XBP to maintain the listing of XBP common stock on Nasdaq following the Restructuring;

- future financial performance following the Restructuring;

- public securities' potential liquidity and trading;

- the impact from the outcome of any known and unknown litigation;

- the ability of XBP to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses;

- expectations regarding future expenditures of XBP following the Restructuring;

- the future mix of revenue and effect on gross margins of XBP following the Restructuring;

- the attraction and retention of qualified directors, officers, employees, and key personnel of XBP;

- the ability of XBP to compete effectively in a competitive industry;

- expectations concerning the relationships and actions of BPA and its affiliates with third parties;

- the impact from future regulatory, judicial, and legislative changes in XBP's industry;

- future arrangements with, or investments in, other entities or associations;

- intense competition and competitive pressures from other companies in the industries in which XBP will operate; and

- other factors detailed under the section entitled "*Risk Factors*."

These forward-looking statements are based on information available as of the date of this proxy statement, and current expectations, forecasts, and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that XBP "believes" and similar statements reflect such party's beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that XBP has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

As a result of a number of known and unknown risks and uncertainties, the actual results or performance of XBP may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause XBP's actual results to differ include:

- the outcome of any legal or regulatory proceedings that have been, or may be, instituted in the future against XBP;

- the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Acquisition and Restructuring;

- the ability to recognize the anticipated benefits of the Acquisition and Restructuring, which may be affected by, among other things, the ability of XBP to grow and manage growth profitably, maintain relationships with customers, compete within its industry, and retain its key employees;

- costs related to the Acquisition and Restructuring;

- the possibility that XBP may be adversely impacted by other economic, business, and/or competitive factors;

- future exchange and interest rates;

- the risk that XBP fails to maintain an effective system of disclosure controls and internal controls over financial reporting, XBP's ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired; and

- other risks and uncertainties indicated in this proxy statement, including those under "*Risk Factors*" herein, and other filings that have been made or will be made with the SEC by XBP.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement are more fully described under the heading "*Risk Factors*" and elsewhere in this proxy statement. The risks described under the heading "*Risk Factors*" are not exhaustive. Other sections of this proxy statement describe additional factors that could adversely affect the business, financial condition or results of operations of XBP following the Acquisition and Restructuring. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can XBP assess the impact of all such risk factors on the business of XBP following the Acquisition and Restructuring, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. All forward-looking statements attributable to XBP or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements.

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Annual Meeting. The following questions and answers do not include all the information that is important to stockholders of XBP. We urge the stockholders to carefully read this entire proxy statement, including the annexes and other documents referred to herein.

Q. **Why am I receiving this proxy statement?**

A. We have mailed you the Notice of Annual Meeting, this proxy statement, a proxy or voting instruction card and our 2024 Annual Report to Stockholders (collectively, the "proxy materials") because the XBP Board is soliciting your proxy to vote at our Annual Meeting to be held on July 25, 2025. This proxy statement contains information about the items being voted on at the Annual Meeting and information about us.

THE VOTE OF XBP STOCKHOLDERS IS IMPORTANT. XBP STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

As described above, on July 3, 2025 we purchased, subject to certain terms and conditions, the BPA Group pursuant to a MIPA. The BPA Group was acquired for nominal consideration since almost all of the material assets of the BPA Group are held by entities that filed the Chapter 11 Cases. On May 7, 2025, the Debtors filed a plan of reorganization in the Chapter 11 Cases, which we refer to herein as the Plan, and which incorporates the terms of a global and comprehensive settlement reached in the Chapter 11 Cases among the Debtors, the Consenting Creditors, the Consenting ETI Entities, and the committee of unsecured creditors in the Chapter 11 Cases. The material terms of the Restructuring contemplated under the Plan are described in the section entitled "Background" above. On July 3, 2025, we entered into the Transaction Support Agreement with the Debtors. In the Transaction Support Agreement we and the Debtors have agreed, among other things, to support and take all commercially reasonable actions necessary and appropriate to facilitate the Plan, including, in our case, seeking the shareholder approvals for Proposals 3 to 5, as further described in this proxy statement, and thereafter issuing up to 88,432,239 shares of XBP common stock as contemplated by the Plan (in addition to any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan).

In connection with the Restructuring, XBP is asking its stockholders to approve the Amended Charter (as defined below) and other related proposals.

Below are proposals on which XBP stockholders are being asked to vote.

(1) *The Director Election Proposal* (***Proposal 1***) — To consider and vote upon a proposal to elect two directors to serve on the board of directors until the 2028 annual meeting of stockholders or until such earlier time as may result from the approval of Proposal 3C and until their respective successors are duly elected and qualified (the "**Director Election Proposal**");

(2) *The Auditor Ratification Proposal* (***Proposal 2***) — To consider and vote upon a proposal to ratify the appointment of UHY LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 (the "**Auditor Ratification Proposal**");

(3) *Charter Amendment Proposals* **—** To approve and adopt an amendment and restatement to the second amended and restated certificate of incorporation of XBP (the "**XBP Charter**"), as set out in the draft third amended and restated version of XBP Charter appended to this proxy statement as *Annex A* (the "**Amended Charter**"), for the following amendments (collectively, the "**Charter Amendment Proposals**"):

(A) *Name Change* — To provide that the name of XBP shall be changed to "XBP Global Holdings, Inc." (***Proposal 3A***);

(B) *Increase in Authorized Shares* — To increase the number of authorized shares from 210,000,000, consisting of 200,000,000 shares of common stock, each with a par value of $0.0001 ("**XBP common stock**" or "**our common stock**"), and 10,000,000 shares of preferred stock, each with a par value of $0.0001 ("**XBP preferred stock**"), to 420,000,000 consisting of 400,000,000 shares of XBP common stock, and 20,000,000 shares of XBP preferred stock (*Proposal 3B*);

(C) *75% Approval Provisions* — To amend certain provisions in the XBP Charter (a) to remove the existing staggered board, (b) to reestablish the right for stockholders to vote by written consent without a meeting except in the case of (i) the election of directors and (ii) the approval of a merger, consolidation, conversion, or sale of all or substantially all assets, and (c) to amend the existing corporate opportunities waiver to clarify the circumstances where the waiver will not apply (*Proposal 3C*); and

(D) *Amendment and Restatement of the XBP Charter* — Conditioned upon the receipt of the requisite vote on Proposals 3A to 3C, to approve the proposed Amended Charter in the form attached as Annex A hereto, which includes the approval of all other changes in the proposed Amended Charter in connection with replacing the existing XBP Charter with the proposed Amended Charter and making any conforming amendments should any proposal fail to pass (*Proposal 3D*).

(4) *The Nasdaq Proposal* (*Proposal 4*) — To consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of up to 88,432,239 newly issued shares of XBP common stock plus any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan, which amount will be determined as described in more detail in the accompanying proxy statement (the "**Nasdaq Proposal**");

(5) *The Reverse Stock Split Proposal* (*Proposal 5*) — To adopt an amendment to the XBP Charter to effect a reverse split of XBP's outstanding common stock at a ratio in the range of 1-for-3 to 1-for-15, to be determined at the discretion of XBP's board of directors and publicly announced during 2025, whereby each outstanding 3 to 15 shares would be combined, converted and changed into 1 share of XBP common stock (the "**Reverse Stock Split Proposal**");

(6) *The Stock Plan Amendment Proposal* (*Proposal 6*) — To adopt an amendment to the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan to (i) increase the number of shares of common stock authorized for issuance thereunder by a fixed amount of 5,000,000 shares and (ii) conditionally increase the share reserve to ensure that, if Proposal 4 is approved, and the Restructuring (as defined in and described in more detail in the accompanying proxy statement) is consummated, the total number of shares authorized under the Stock Plan equals 10% of the Company's total common stock outstanding immediately following the completion of the Restructuring (the "**Stock Plan Amendment Proposal**"); and

(7) *The Adjournment Proposal* (*Proposal 7*) — To consider and vote upon a proposal to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve the Director Election Proposal, Auditor Ratification Proposal, Charter Amendment Proposals, the Nasdaq Proposal, the Reverse Stock Split Proposal or the Stock Plan Amendment Proposal. We refer to this proposal as the "**Adjournment Proposal.**"

Q: When and where will the Annual Meeting take place?

A: The Annual Meeting will be held on July 25, 2025 at 10:00 a.m. (Eastern Time), via live audio webcast at www.virtualshareholdermeeting.com/XBP2025 or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q: Are the proposals conditioned on one another?

A: No Proposal is conditioned on the approval of any other proposal set forth in this proxy statement, except that the authority conveyed in Proposal 3D will depend on the vote on the amendments proposed in Proposals 3A to 3C. In addition, the Contingent Increase described in Proposal 6 is contingent upon the approval and consummation of Proposal 4. If Proposal 4 is not approved, or the Restructuring is not consummated, the Contingent Increase will not take effect, and the Stock Plan share reserve will only be increased by the Base Increase described in Proposal 6. Moreover, if Proposal 5 is approved and a reverse stock split is effected, the amount of the Base Increase and any Contingent Increase shall be adjusted to reflect such reverse stock split.

Q: **How many votes do I have at the Annual Meeting?**

A: XBP stockholders are entitled to one vote at the Annual Meeting for each share of XBP common stock held of record as of June 12, 2025, the record date for the Annual Meeting (the "**Record Date**"). As of the close of business on the Record Date, there were 35,915,548 outstanding shares of XBP common stock. Each share of XBP common stock is entitled to one vote per share on any matter presented to stockholders at the Annual Meeting.

Q: **What vote is required to approve the proposals presented at the Annual Meeting?**

A: The approval of the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, the Stock Plan Amendment Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of XBP common stock as of the Record Date cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting. For the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, the Stock Plan Amendment Proposal and the Adjournment Proposal, abstentions will have the same effect as an "AGAINST" vote and broker non-votes have no effect.

The approval of the Charter Amendment Proposals (other than Proposal 3C) requires the affirmative vote of a majority of the issued and outstanding shares of XBP common stock as of the Record Date entitled to vote thereon. The approval of Proposal 3C requires the affirmative vote of 75% of the voting power of all of the then-outstanding shares of capital stock of XBP entitled to vote generally in the election of directors at the meeting voting together as a single class. Accordingly, a XBP stockholder's failure to vote by proxy or to vote in person at the Annual Meeting or an abstention will have the same effect as a vote "AGAINST" the Charter Amendment Proposals.

The approval of the Director Election Proposal requires a plurality vote of the shares of XBP common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting. A plurality means that the individuals who receive the largest number of votes cast "FOR" are elected as directors. A XBP stockholder's failure to vote by proxy or to vote in person at the Annual Meeting will have no effect on the Director Election Proposal. You may vote "FOR" or "WITHHOLD" authority to vote for each of the director nominees with respect to the Director Election Proposal. "WITHHOLD" votes will be counted towards the number of shares of XBP common stock required to validly establish a quorum but will have no effect on the outcome of the vote on the Director Election Proposal.

Q: **What constitutes a quorum at the Annual Meeting?**

A: Holders of a majority in voting power of XBP common stock issued and outstanding and entitled to vote at the Annual Meeting constitute a quorum. In the absence of a quorum, the chairperson of the meeting has the power to adjourn the Annual Meeting. As of the Record Date, 17,957,775 shares of XBP common stock would be required to achieve a quorum.

Q: **How will BTC and Management vote?**

A: As of the date of this proxy statement, BTC owns approximately 60.7% of the issued and outstanding shares of XBP common stock. BTC has informed us that it intends to vote the shares of XBP common stock owned by BTC in favor of the Proposals. XBP's directors and executive officers who collectively own approximately 10.5% of the issued and outstanding shares of XBP common stock have also informed us they intend to vote in favor of the Proposals. Because shares owned by BTC and such directors and officers collectively represent approximately 71.2% of the issued and outstanding shares of XBP common stock, we believe that the approval of all of the Proposals (other than Proposal 3C, which requires the vote of 75% of the outstanding shares of XBP common stock) is effectively assured.

Q: **What interests do XBP's current officers and directors have in the Proposals?**

A: Several of the Proposals relate to the Plan. Our Executive Chairman is also the Executive Chair of ETI, which indirectly holds approximately 26.9% of the Allowed Notes Claims. ETI is expected to beneficially own approximately 15.9% to 27.9% of XBP common stock upon the conclusion of the Restructuring (taking into account shares issuable upon exercise of the warrant issued in connection with the Restructuring, but without taking into account any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan). Messrs. Chadha and Jonovic could be deemed to be affiliated with shareholders that together control ETI, and Mr. Chadha is Mr. Jonovic's father-in-law.

Mr. Jonovic, our CEO, shall remain on the Board following the Restructuring in accordance with the Plan.

Two Board members, Messrs. Clark and Reynolds, also serve on the board of BPA.

Each of our directors holds capital stock in both ETI and XBP, and each of our directors will receive a release of claims from the Debtors as part of the Plan.

All of our directors other than Mr. Jonovic were previously board members of ETI.

Our executive officers, Messrs. Jonovic, Avramovic and Robu may be entitled to enhanced severance benefits under our Severance Plan (as defined below) for 24 months following the Restructuring.

Q: **What happens if I sell my shares of XBP common stock before the Annual Meeting?**

A: The Record Date is earlier than the date of the Annual Meeting. If you transfer your shares of XBP common stock after the Record Date, but before the Annual Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Annual Meeting. If you transfer your shares of XBP common stock prior to the Record Date, you will have no right to vote those shares at the Annual Meeting.

Q: **Do I have appraisal rights if I object to the Proposals?**

A: No. There are no appraisal rights available to holders of XBP common stock.

Q: **What do I need to do now?**

A: You are urged to read carefully and consider the information contained in this proxy statement, including the annexes, and to consider how the Proposals will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q: **How do I vote?**

A: If you are a holder of record of XBP common stock as of the Record Date, you may vote online at the virtual Annual Meeting or by submitting a proxy for the Annual Meeting. Whether or not you plan to attend the Annual Meeting online, we urge you to vote by proxy in advance of the Annual Meeting to ensure your vote is counted. You may submit your proxy by completing, signing, dating, and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may still attend the Annual Meeting and vote online if you have already voted by proxy.

If your XBP shares are held in "street name" by a broker or other agent, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting online. However, since you are not the stockholder of record, you may not vote your shares online at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.

Q: What will happen if I abstain from voting or fail to vote at the Annual Meeting?

A: At the Annual Meeting, XBP will count a properly executed proxy marked "ABSTAIN" with respect to a particular proposal or marked "WITHHOLD" with respect to the Director Election Proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote "AGAINST" the Charter Amendment Proposals. Abstentions will have no effect on the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, the Stock Plan Amendment Proposal or the Adjournment Proposal. "WITHHOLD" votes will have no effect on the Director Election Proposal.

A "broker non-vote" occurs when shares held by a broker for the account of a beneficial owner are not voted for or against a particular proposal because the broker has not received voting instructions from that beneficial owner and the broker does not have discretionary authority to vote those shares in the absence of such instructions. Due to the limited time between the mailing of this proxy statement and the Annual Meeting, your broker may not be able to vote your shares on any proposal without your instructions — including routine matters. If you do not provide timely voting instructions, your shares may not be represented at the meeting, and broker non-votes could affect the outcome of certain proposals depending on the voting standard. Please vote your shares as soon as possible. Broker non-votes will not be counted as present for the purposes of establishing a quorum.

Broker non-votes will have the same effect as a vote "AGAINST" the Charter Amendment Proposals. Broker non-votes will have no effect on the Director Election Proposal, the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, the Stock Plan Amendment Proposal or the Adjournment Proposal.

Q: What will happen if I sign and return my proxy card without indicating how I wish to vote?

A: Signed and dated proxies received by XBP without an indication of how the stockholder intends to vote on a proposal will be voted "FOR" each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Annual Meeting.

Q: If I am not going to attend the Annual Meeting in person, should I return my proxy card instead?

A: Yes. Whether you plan to attend the Annual Meeting or not, please read this entire proxy statement, including the annexes, carefully, and vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided.

Q: If my shares are held in "street name," will my broker, bank or nominee automatically vote my shares for me?

A: No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. XBP believes the Proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with the directions you provide.

Q: May I change my vote after I have mailed my signed proxy card?

A: Yes. You may revoke your proxy at any time before your shares are voted at the Annual Meeting in one of three ways:

• Notify our Corporate Secretary in writing before the Annual Meeting that you are revoking your proxy;

• Submit another properly completed proxy by mail, telephone, or the Internet (or voting instruction card if you hold your shares in street name) with a later date; or

- Vote virtually at the Annual Meeting. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Q: **What should I do if I receive more than one set of voting materials?**

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards, or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q: **Who will solicit and pay the cost of soliciting proxies?**

A: XBP has not engaged a proxy solicitor for the upcoming shareholder meeting. While XBP reserves the right to do so if circumstances change, it currently does not anticipate that it will be necessary. XBP intends to conduct its own solicitation of proxies and will bear all associated costs. We believe that our shareholders will participate and vote based on the information we have received from our stockholders and the information provided in this proxy statement.

Q: **Who can help answer my questions?**

A: If you have questions about the proposals or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact:

Investor Relations
c/o XBP Europe Holdings, Inc.
1237 7th St., Santa Monica, CA 90401

or email us at investors@xbpeurope.com

To obtain timely delivery, XBP stockholders must request the materials by e-mail no later than five business days prior to the meeting.

You may also obtain additional information about XBP from documents filed with the SEC by following the instructions in the section titled "*Where You Can Find More Information*."

SUMMARY OF THE PROXY STATEMENT

This summary, together with the section titled "Questions and Answers — Questions and Answers about the XBP Proposals," summarizes certain information contained in this proxy statement and may not contain all of the information that is important to you. To better understand the Proposals to be considered at the Annual Meeting, you should read this entire proxy statement carefully, including the annexes. See also the section titled "Where You Can Find More Information."

Unless otherwise indicated or the context otherwise requires, references in this Summary to the "Company" or "XBP" refer to XBP Europe Holdings, Inc. Frequently used definitions can also be found under the heading "Frequently Used Terms" above.

On July 3, 2025, XBP purchased, subject to certain terms and conditions, the BPA Group, which comprises the American and Asian operating business of XBP's indirect parent company ETI. The BPA Group was acquired pursuant to the MIPA for nominal consideration since almost all of the material assets of the BPA Group are held by entities that filed the Chapter 11 Cases. If the Debtors fail to emerge from Chapter 11 before August 7, 2025, including as a result of the failure to obtain the approval of the proposals relevant to the Restructuring contained in this proxy statement, the parties to the MIPA have agreed to rescind the acquisition of the BPA Group and to restore the status quo ante the acquisition unless an extension is agreed among the parties to the MIPA and certain other interested stakeholders.

On May 7, 2025, the Debtors, including the BPA Group, filed the Plan of reorganization in the Chapter 11 Cases. The Debtors received conditional approval of the Disclosure Statement and the Bankruptcy Court approved procedures pursuant to which the Debtors solicited votes to accept or reject the Plan. The majority of the Debtors' creditors that were entitled to vote on the Plan accepted it. On June 23, 2025, the Bankruptcy Court approved the Disclosure Statement on a final basis and confirmed the Plan.

Additional information about the Chapter 11 Cases, including the disclosure statement and plan of reorganization filed in the Chapter 11 Cases can be found at the Debtors' restructuring website: https://cases.omniagentsolutions.com/?clientId=3734.

The Plan incorporates the terms of a global and comprehensive settlement reached in the Chapter 11 Cases among the Debtors, the Consenting Creditors, ETI, certain non-Debtor subsidiaries of ETI other than XBP, and the committee of unsecured creditors in the Chapter 11 Cases. The material terms of the Restructuring contemplated under the Plan are set forth below.

Capitalized terms used below but not defined herein have the meanings given such terms in the Plan. A copy of the Plan is available at the Debtor's restructuring website: https://cases.omniagentsolutions.com/?clientId=3734.

Equitization

All Allowed Notes Claims will be satisfied in part by the distribution of 73,292,640 to 74,437,837 shares of newly issued XBP common stock and warrants in respect of 6,632,418 shares of newly issued XBP common stock.

Certain backstop and funding fees notionally payable in the equity of the Debtors will be satisfied in exchange for up to 8,507,181 shares of our newly-issued XBP common stock.

Before any new issuance of XBP common stock by XBP, XCV-EMEA will cause all of the shares of XBP common stock held by its subsidiary, BTC, XBP's largest shareholder, to be distributed to the holders of Allowed Notes Claims, to satisfy XCV-EMEA's guarantee of certain of the Secured Debt, thereby adding additional consideration to the newly issued XBP common stock described above.

Cash Payments. Holders of allowed general unsecured claims will receive cash consideration through either pro rata participation in a general unsecured claims cash recovery or election to participate in a convenience class recovery, all as described in the Plan. All other claims are either unimpaired or receive no recovery, as set forth in the Plan.

DIP Financing.   The Chapter 11 Cases are being financed by $185 million in post-petition loans and advances to the Debtors, comprising $80 million of new Money Loans and $105 million of Roll-Up Loans (prior loans that will not be equitized).

On the Plan Effective Date, in accordance with the Plan we will acquire XCV-EMEA, but only upon the conclusion of the Restructuring transactions described below, and only after XCV-EMEA no longer owns our shares.

Exit Financing.   On the Effective Date of the Plan:

- XBP or the ETI Consenting Parties will provide funding to the Debtors in an amount of $18 million (which amount, if funded by us, will require additional borrowings). If funded by the ETI Consenting Parties, the ETI Consenting Parties can elect to provide the funding in exchange for Rollover Exit Notes to be issued in connection with the Exit Facility described below or in exchange for newly issued XBP common stock at Plan Equity Value.

- The BPA Group will enter into an Exit Facility pursuant to which all DIP Obligations shall be converted into Rollover Exit Notes on a cashless basis, except as otherwise provided for a portion of the Sub-Group DIP Lenders' DIP Obligations, as detailed in the Plan.

- The BPA Group will also enter into a supplemental Exit Facility to replace or refinance the Blue Torch Facility in the aggregate principal amount of $38,885,000, plus accrued and unpaid interest, fees, and expenses, with either (a) a new Blue Torch Facility or (b) the Gates Exit Facility; provided that if the Debtors enter into the Gates Exit Facility, the Blue Torch Facility, including any related guarantees, will be repaid with the proceeds of the Gates Exit Facility.

- The Consenting ETI Entities shall be bound by a commitment to pay (a) the first $15 million of Transaction Tax Liability and (b) any Transaction Tax Liability in excess of $25 million, with any amounts of the Transaction Tax Liability between $15 million and $25 million being the obligation of the BPA Group . The Consenting ETI Entities may satisfy the Transaction Tax Liability through the purchase of Rollover Exit Notes to be issued in connection with the Exit Facility or in exchange for newly issued XBP common stock at Plan Equity Value.

- The BPA Group will continue or replace its existing securitization programs.

Shareholder Rights Agreement

Pursuant to the Plan, the board of directors of the Company shall adopt the Rights Agreement to protect shareholders from unsolicited takeovers. This agreement, often referred to as a "poison pill," grants one right per common share, exercisable if any shareholder acquires 30% or more of XBP's common stock (subject to exceptions including existing holdings and shares issuable pursuant to the Plan). Upon such an event, each right allows holders, except the acquiring shareholder, to purchase additional shares at a significant discount, diluting the acquiring shareholder's stake. The Rights Agreement aims to ensure a fair acquisition process, preserving shareholder value during potential hostile takeover attempts. However, the Rights Agreement may limit shareholders' ability to sell their shares at a premium. The rights are set to expire eighteen months from the date of adoption of the Rights Agreement, unless redeemed or exchanged earlier by the Board.

Registration Rights Agreement

Pursuant to the Plan, XBP expects to enter into a Registration Rights Agreement granting registration rights to certain persons receiving shares of XBP common stock in the Restructuring The Registration Rights Agreement grants certain holders of the outstanding XBP common stock certain rights to register such shares, including through shelf registrations on Form S-3 or Form S-1, which XBP must file and maintain effective to allow resale of the shares on a delayed or continuous basis. Such holders may request demand registrations for their shares, provided the offering meets certain financial thresholds, and they will be entitled to participate in piggyback takedowns when XBP registers its own securities. The Registration Rights Agreement will also include provisions for underwriting, lock-up periods restricting sales before and after offerings, and XBP's undertakings to facilitate registrations, cover registration expenses, and provide indemnification and contribution for liabilities arising from registration statements.

Governance

In connection with the Restructuring, if implemented, and as part of the Plan, XBP is seeking certain amendments to its certificate of incorporation (as described in this proxy statement) and separately will increase the size of its Board to seven (7) directors, and provide the Consenting Creditors a one-time right to designate four (4) nominees for appointment to the Board on behalf of all the recipients of our common stock under the Plan, and a lead independent director will be selected from the independent directors by a majority vote of the directors. Messrs. Akins and Clark will be required to resign effective prior to such appointment, leaving Messrs. Chadha, Jonovic and Reynolds to continue serving on the Board. As of the date of this proxy statement, the four (4) new director nominees have not been finalized or been engaged by the Company to serve upon the consummation of the Restructuring.

Transaction Support Agreement

On July 3, 2025, XBP entered into the Transaction Support Agreement with the Debtors where XBP and the Debtors agreed, among other things, to support and take all commercially reasonable actions necessary and appropriate to facilitate the Plan, including seeking the shareholder approvals for Proposals 3 to 5, as further described in this proxy statement, and thereafter issuing up to 88,432,239 shares of XBP common stock as contemplated by the Plan (in addition to any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan).

The Proposals

The Director Election Proposal (***Proposal 1***)

To consider and vote upon a proposal to elect two directors to serve on the board of directors until the 2028 annual meeting of stockholders or until such earlier time as may result from the approval of Proposal 3C and until their respective successors are duly elected and qualified (the "**Director Election Proposal**");

The Auditor Ratification Proposal (***Proposal 2***)

To consider and vote upon a proposal to ratify the appointment of UHY LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 (the "**Auditor Ratification Proposal**").

Charter Amendment Proposals

To approve and adopt an amendment and restatement to the second amended and restated certificate of incorporation of XBP (the "**XBP Charter**"), as set out in the draft third amended and restated version of XBP Charter appended to this proxy statement as *Annex A* (the "**Amended Charter**"), for the following amendments (collectively, the "**Charter Amendment Proposals**"):

(A) *Name Change* — To provide that the name of XBP shall be changed to "XBP Global Holdings, Inc." (***Proposal 3A***);

(B) *Increase in Authorized Shares* — To increase the number of authorized shares from 210,000,000, consisting of 200,000,000 shares of common stock, each with a par value of $0.0001 ("**XBP common stock**" or "**our common stock**"), and 10,000,000 shares of preferred stock, each with a par value of $0.0001 ("**XBP preferred stock**"), to 420,000,000 consisting of 400,000,000 shares of XBP common stock, and 20,000,000 shares of XBP preferred stock (***Proposal 3B***);

(C) *75% Approval Provisions* — To amend certain provisions in the XBP Charter (a) to remove the existing staggered board, (b) to reestablish the right for stockholders to vote by written consent without a meeting except in the case of (i) the election of directors and (ii) the approval of a merger, consolidation, conversion, or sale of all or substantially all assets, and (c) to amend the existing corporate opportunities waiver to clarify the circumstances where the waiver will not apply (***Proposal 3C***); and

(D) *Amendment and Restatement of the XBP Charter* — Conditioned upon the receipt of the requisite vote on Proposals 3A to 3C, to approve the proposed Amended Charter in the form attached as

Annex A hereto, which includes the approval of all other changes in the proposed Amended Charter in connection with replacing the existing XBP Charter with the proposed Amended Charter and making any conforming amendments should any proposal fail to pass (***Proposal 3D***).

The Nasdaq Proposal (Proposal 4)

To consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of up to 88,432,239 newly issued shares of XBP common stock plus any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan, which amount will be determined as described in more detail in this proxy statement (the "**Nasdaq Proposal**").

The Reverse Stock Split Proposal (Proposal 5)

To adopt an amendment to the XBP Charter to effect a reverse split of XBP's outstanding common stock at a ratio in the range of 1-for-3 to 1-for-15, to be determined at the discretion of XBP's board of directors and publicly announced during 2025, whereby each outstanding 3 to 15 shares would be combined, converted and changed into 1 share of XBP common stock (the "**Reverse Stock Split Proposal**").

The Stock Plan Amendment Proposal (Proposal 6)

To adopt an amendment to the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan to (i) increase the number of shares of common stock authorized for issuance thereunder by a fixed amount of 5,000,000 shares and (ii) conditionally increase the share reserve to ensure that, if Proposal 4 is approved, and the Restructuring (as defined in and described in more detail in the accompanying proxy statement) is consummated, the total number of shares authorized under the Stock Plan equals 10% of the Company's total common stock outstanding immediately following the completion of the Restructuring (the "**Stock Plan Amendment Proposal**").

The Adjournment Proposal (Proposal 7)

To consider and vote upon a proposal to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve the Director Election Proposal, the Auditor Ratification Proposal, the Charter Amendment Proposals, the Nasdaq Proposal the Reverse Stock Split Proposal, or the Stock Plan Amendment Proposal. We refer to this proposal as the "**Adjournment Proposal.**"

Date, Time and Place of Annual Meeting

The Annual Meeting will be held virtually at *www.virtualshareholdermeeting.com/XBP2025* at 10:00 a.m. (Eastern Time), on July 25, 2025, or at such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals. We will hold the Annual Meeting solely by means of remote communication.

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, on the Internet or in person by XBP. If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Annual Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section titled "*Annual Meeting — Revoking Your Proxy*."

XBP is soliciting proxies on behalf of its Board. This solicitation is being made by mail but also may be made by telephone or in person. XBP and its directors, officers and employees may also solicit proxies in person. XBP will file with the SEC all scripts and other electronic communications as proxy soliciting materials. XBP will bear the cost of the solicitation.

XBP will ask banks, brokers and other institutions, nominees, and fiduciaries to forward the proxy materials to their respective principals and to obtain their authority to execute proxies and voting instructions. XBP will reimburse such banks, brokers, and other institutions, nominees, and fiduciaries for their reasonable expenses.

XBP has not engaged a proxy solicitor for the upcoming shareholder meeting. While XBP reserves the right to do so if circumstances change, it currently does not anticipate that engaging a proxy solicitor will be necessary. XBP intends to conduct its own solicitation of proxies and will bear all associated costs. We believe that our shareholders will participate and vote based on the information we have received from our stockholders and the information provided in this proxy statement.

Quorum and Required Vote for Stockholder Proposals

A quorum of XBP stockholders is necessary to hold a valid meeting. A quorum will be present at the Annual Meeting if a majority of the XBP common stock issued and outstanding and entitled to vote at the Annual Meeting is represented in person or by proxy at the Annual Meeting. Abstentions and "WITHHOLD" votes will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Charter Amendment Proposals requires the affirmative vote of a majority of the issued and outstanding XBP common stock as of the Record Date. Accordingly, a XBP stockholder's failure to vote by proxy or to vote in person at the Annual Meeting or an abstention will have the same effect as a vote "AGAINST" the Charter Amendment Proposals.

The approval of the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, Stock Plan Amendment Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of XBP common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting. A XBP stockholder's failure to vote by proxy or to vote in person at the Annual Meeting or an abstention will have no effect on the outcome of the vote on the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, Stock Plan Amendment Proposal and the Adjournment Proposal, except in the case where there is no quorum.

The approval of the Director Election Proposal requires a plurality vote of the shares of XBP common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting. A XBP stockholder's failure to vote by proxy or to vote in person at the Annual Meeting or a "WITHHOLD" vote will no effect on the Director Election Proposal.

No Proposal is conditioned on the approval of any other proposal set forth in this proxy statement, except that the authority conveyed in Proposal 3D will depend on the vote on the amendments proposed in Proposals 3A to 3C, and the amount of the share reserve for the Stock Plan in Proposal 6 is dependent on the vote on Proposals 4 and 5.

Recommendation to XBP Stockholders

The XBP Board believes that the Proposals to be presented at the Annual Meeting are in the best interests of XBP and its stockholders and recommends that XBP stockholders vote "FOR" the Proposals.

When you consider the recommendation of the XBP Board in favor of approval of these Proposals, you should keep in mind that XBP directors and officers have interests that may be different from or in addition to (and which may conflict with) your interests as a stockholder. Please see the sections entitled "*Risk Factors*" of this proxy statement for a further discussion of these interests and other risks. These interests include, among other things, the fact that:

Summary of Risk Factors

This discussion includes forward-looking information regarding XBP business, results of operations and cash flows and contractual obligations and arrangements that involve risks, uncertainties, and assumptions. XBP's actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this proxy statement entitled "Cautionary Note Regarding Forward-Looking Statements." The term XBP Global is used to describe XBP's business, giving effect to the Acquisition and the Restructuring.

XBP's business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision. The following is a summary of the principal risk factors that could materially and adversely affect our business, financial condition, results of operations, and prospects. You should read this summary together with the more detailed description of each risk factor contained elsewhere in this proxy statement as well as the "Risk Factors" section of XBP's most recent Annual Report on Form 10-K, which provides a comprehensive overview of material risks facing XBP and is provided in the proxy materials.

Risks Relating to the Restructuring

- Significant Remaining Debt Burden. Despite debt reduction through the Restructuring, the BPA Group will maintain approximately $367 million in secured indebtedness, which could place XBP Global at a competitive disadvantage and limit its operational flexibility compared to less leveraged competitors.

- **Debt Service Obligations**. The BPA Group will continue to face significant interest expense and principal repayment obligations despite debt reduction, and its ability to service this debt depends on future performance and cash generation that is subject to factors beyond its control.

- **Secured Obligations and Foreclosure Risk**. The BPA Group's obligations under the Exit Facilities will be secured by liens on substantially all assets, giving secured lenders superior claims and foreclosure rights in the event of insolvency, liquidation, or default.

- **Restrictive Debt Covenants**. Restrictive debt covenants in our financing agreements will significantly limit management's discretion and our ability to conduct business, pursue opportunities, and respond to changing circumstances, with defaults potentially triggering acceleration and foreclosure.

- **Additional Indebtedness Risk**. Despite restrictions in the Exit Facilities, the BPA Group may be able to incur substantial additional indebtedness in the future, which could intensify current financial risks and strain its ability to obtain necessary financing for corporate purposes on acceptable terms.

- **Substantial Tax Liabilities**. The consummation of the Restructuring is expected to result in substantial U.S. federal, state and local income tax liabilities for ETI, with joint and several liability for group members, including the BPA Group, and uncertain liquidity to satisfy resulting cash tax obligations.

Risks Relating to XBP Global's Business Operations

- **Contract Termination and Government Audit Risk**. Many of XBP Global's customer contracts may be terminated without cause and with limited notice, and government contracts will subject XBP Global to audits, investigations, and potential penalties that could result in contract termination, financial liability, and reputational damage.

- **Cost Estimation and Pricing Pressures**. XBP Global's long-term contracts are based on cost estimates that may prove inaccurate, and our inability to offset increased operational costs with corresponding fee increases could materially impact our financial performance.

- **Extended Sales and Implementation Cycles**. XBP Global's business process automation solutions require extended selling cycles and implementation periods, which can strain finances through upfront expenses without immediate revenue and create risks of contract loss after significant investment.

- **Intense Competition**. XBP Global operates in a highly competitive industry and faces significant competition from companies with stronger financial resources, better brand recognition, and lower-cost operations, as well as from customers who may choose to perform services in-house.

- **Rapid Technological Change**. XBP Global operates in an industry characterized by rapid technological change, and our failure to develop competitive technology solutions, adapt to digital transformation trends, or respond to evolving customer needs could result in loss of market share and revenue.

- **Third-Party Dependencies**. XBP Global's reliance on third-party hardware and software creates risks of service disruptions, increased costs, and operational delays if vendors discontinue products, raise prices, or if we encounter defects in third-party components.

- **Internet Infrastructure Dependency**. XBP Global's Internet-based services depend on the infrastructure and stability of the Internet, and outages, cyber incidents, or regulatory restrictions could result in service interruptions and loss of customers.

- **Higher-Risk Engagements**. Certain higher-risk engagements involving significant financial sums, sensitive data, or complex legal matters could expose XBP Global to increased liability, reputational damage, and operational disruption despite our risk mitigation efforts.

- **Intellectual Property Risks**. XBP Global's business depends on protecting its intellectual property and avoiding infringement claims from others, and failure in either area could result in loss of competitive advantage, substantial damages, or operational restrictions.

- **Industry Concentration Risk**. XBP Global's revenues are concentrated making it vulnerable to downturns, consolidation, or regulatory changes in certain business sectors.

- **Competitive Bidding Challenges**. XBP Global's competitive bidding process for commercial and government contracts requires substantial upfront investment with uncertain returns and exposes XBP Global to protest risks, cost estimation challenges, and opportunity costs.

- **Pricing and Cost Management Pressures**. XBP Global's profitability will depend on its ability to obtain adequate pricing for our services in competitive markets and maintain cost efficiency through restructuring actions, technology initiatives, and global delivery centers.

- **Service Quality and Performance Risk**. Service defects, disruptions, or performance problems could damage XBP Global's reputation, hurt customer relationships, and result in payment delays, contract non-renewals, warranty claims, and increased credit losses.

- **Security and Compliance Requirements**. XBP Global must maintain strict physical and information security standards subject to regular customer and third-party audits, and failure to meet these requirements or negative audit findings could result in contract termination and reputational damage.

- **Cybersecurity and Data Breach Risk**. XBP Global faces significant cybersecurity risks and vulnerability to data breaches from sophisticated cyber threats, employee errors, and third-party compromises, which could result in loss of customer confidence, business disruption, legal liability, and substantial financial costs.

- **AI Implementation Risks**. XBP Global's increasing integration of AI into its offerings presents risks of reputational harm, legal liability, increased costs, and competitive disadvantage if AI applications generate controversy, perform inadequately, or require substantial investment in development and testing.

- **Currency and Raw Material Cost Volatility**. Currency fluctuations between the U.S. Dollar and foreign currencies in our international operations could materially affect XBP Global's recorded assets, liabilities, revenues, and operating margins. Fluctuations in raw material costs, particularly paper, ink, and energy, may increase our operational expenses and reduce demand for our printing services.

- **Sales Tax Compliance Risk**. Changes in U.S. sales tax laws and state efforts to expand tax collection obligations could result in substantial tax liabilities for past sales and significant administrative burdens and compliance costs.

- **Financial Reporting and Internal Controls**. As a public company, XBP Global must maintain effective disclosure controls and internal control over financial reporting, and any failure to do so could impair its ability to produce accurate financial statements, result in restatements, damage investor confidence, and potentially lead to delisting from Nasdaq.

- **Uncertain Profitability**. XBP Global's ability to achieve and maintain continued profitability is uncertain due to significant fixed costs, declining revenues, client losses, and various operational challenges that could require additional financing.

- **Financing and Liquidity Constraints**. XBP Global may need additional debt or equity financing on unfavorable terms or may be unable to raise capital at all, and our limited public float may adversely affect financing opportunities, while we must obtain shareholder consent for additional equity issuances.

The risks described above are not the only risks facing XBP Global. Additional risks and uncertainties not currently known to XBP or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, and results of operations. Should any of the risks described above or any additional risks and uncertainties actually occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In such circumstances, the value and trading price could decline significantly, and you may lose some or all of your investment. You should carefully consider these risk factors, together with all of the other information included in this proxy statement.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement, including the financial statements and notes to the financial statements included herein, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement. If any of the following risks actually occurs, it may have a material adverse effect on the business, results of operations or financial condition of XBP, and could adversely affect the trading price of XBP's common stock. The risks described in this "Risk Factors" section may change. If the risks and uncertainties that XBP plans for are incomplete, or if XBP fails to fully understand and manage these risks successfully this failure may have a material adverse effect on the business, financial condition and results of operation of XBP. The Risks Related to the Restructuring address the BPA Group specifically, but as our subsidiary, those risks also affect XBP. After consummation of the Acquisition XBP is now comprised of the BPA Group and the prior existing businesses of XBP. The Risks Related to XBP Global provides a summary of those risks associated XBP's businesses on that basis, i.e., as a combination of the BPA Group's businesses and XBP's businesses prior to the Acquisition and Restructuring. However, this section is not intended to be exhaustive, the following risks should be read in conjunction with the financial statements and notes to the financial statements included herein and the "Risk Factors" section of our most recent Annual Report on Form 10-K, which provides a comprehensive overview of material risks facing the Company and is included in the proxy materials.

Risks Relating to the Restructuring

Despite debt reduction through the Restructuring, the BPA Group will maintain approximately $367 million in secured indebtedness, which could place us at a competitive disadvantage and limit our operational flexibility compared to less leveraged competitors.

After giving effect to the Restructuring, the BPA Group will have approximately $367 million in secured funded indebtedness. The degree to which the BPA Group will be leveraged could have important consequences, placing the BPA Group at a competitive disadvantage to other, less leveraged competitors, because, among other things: it could affect the BPA Group's ability to satisfy its obligations under its indebtedness following the Effective Date; a portion of the BPA Group's cash flow from operations will be used for debt service under the Plan and therefore will be unavailable to support operations or for working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes; the BPA Group's ability to refinance its then-existing debt, obtain additional debt financing or equity financing, or pursue mergers, acquisitions and asset sales, on terms acceptable to them or at all, may be limited and its costs of borrowing may be increased; as a result of its significant indebtedness, the BPA Group may be more vulnerable to economic downturns and its ability to withstand competitive pressures may be limited; and the BPA Group's operational flexibility in planning for, or reacting to, changes, opportunities and challenges in its businesses, including changes in the market sector in which it competes, changes in its business and strategic opportunities, and adverse developments in its operations, may be severely limited.

The BPA Group will continue to face significant interest expense and principal repayment obligations despite debt reduction, and our ability to service this debt depends on future performance and cash generation that is subject to factors beyond our control.

Following the Restructuring, the BPA Group will have less indebtedness than before, however, the BPA Group will still have significant interest expense and principal repayment obligations. The BPA Group's ability to make payments on and to refinance its debt will depend on its future financial and operating performance and its ability to generate cash in the future. This, to a certain extent, is subject to general economic, business, financial, competitive, legislative, regulatory and other factors that are beyond the control of the BPA Group.

There can be no assurance that the BPA Group will be able to generate sufficient cash flow from operations or that sufficient future borrowings will be available to pay off the BPA Group's debt obligations. The BPA Group may need to refinance all or a portion of its debt on or before maturity; however, there can be no assurance that the BPA Group will be able to refinance any of its debt on commercially reasonable terms or at all. If the BPA Group's cash flows and capital resources are insufficient to fund its debt service obligations and other cash requirements, the BPA Group could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance its indebtedness and settlement obligations. The BPA Group may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow the BPA Group to meet its scheduled debt service obligations and settlement obligations. The agreements governing the BPA Group's indebtedness at emergence (the "Exit Facilities") are expected to (a) have terms and conditions that restrict its ability to dispose of assets and the use of proceeds from any such dispositions and (b) restrict its ability to raise debt capital.

The BPA Group's inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations. If the BPA Group cannot make scheduled payments on its debt, an event of default may result. An event of default may allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. If the BPA Group is unable to repay amounts outstanding under its financing agreements when due, the lenders thereunder could, subject to the terms of the financing agreements, seek to foreclose on the collateral that is pledged to secure the indebtedness outstanding under such facility.

As a result of these uncertainties, the BPA Group believes there is substantial doubt about its ability to continue as a going concern. The report of BPA Group's independent registered public accounting firm on the BPA Group's financial statements as of and for the years ended December 31, 2024 and 2023 includes an explanatory paragraph indicating that there is substantial doubt about its ability to continue as a going concern. Managements plans regarding these matters are described in Note 1 to the combined and consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The BPA Group's obligations under the Exit Facilities will be secured by liens on substantially all assets, giving secured lenders superior claims and foreclosure rights in the event of insolvency, liquidation, or default.

The BPA Group's obligations under the Exit Facilities are expected to be secured by liens on substantially all of the assets of the BPA Group. If the BPA Group becomes insolvent or is liquidated, or if there is a default under certain financing agreements, including, but not limited to, the Exit Facilities, and payment on any obligation thereunder is accelerated, the lenders under and holders of the Exit Facilities would be entitled, subject to the applicable intercreditor agreements and other applicable credit documents, to exercise the remedies available to a secured lender under applicable law, including foreclosure on the collateral that is pledged to secure the indebtedness thereunder, and they would have a claim on the assets securing the obligations under the applicable facility that would be superior to any claim of the holders of unsecured debt.

Restrictive debt covenants in the BPA Group's financing agreements will significantly limit management's discretion and our ability to conduct business, pursue opportunities, and respond to changing circumstances, with defaults potentially triggering acceleration and foreclosure.

The financing agreements governing the BPA Group's indebtedness are expected to contain various covenants that may limit the discretion of our management by restricting the BPA Group's ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain restricted payments, make investments, consummate certain asset sales, enter into certain transactions with affiliates, merge, consolidate and sell or dispose of all or substantially all of its assets. As a result of these covenants, the BPA Group will be limited in the manner in which it conducts its business and may be unable to engage in favorable business activities or finance future operations or capital needs.

Any failure to comply with the restrictions of the financing agreements may result in an event of default. An event of default may allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. If the BPA Group is unable to repay amounts outstanding under its financing agreements when due, the lenders thereunder could, subject to the terms of the financing agreements, seek to foreclose on the collateral that is pledged to secure the indebtedness outstanding under such facility. As a result of these restrictions, the BPA Group may be limited in how it conducts its business, unable to raise additional debt or equity financing to operate during general economic or business downturns, unable to respond to changing circumstances or to pursue business strategies and unable to compete effectively, execute its growth strategy or take advantage of new business opportunities.

Despite restrictions in the BPA Group's debt agreements, it may be able to incur substantial additional indebtedness in the future, which could intensify current financial risks and strain its ability to obtain necessary financing for corporate purposes on acceptable terms.

The BPA Group may be able to incur substantial additional indebtedness in the future. Although agreements governing the BPA Group's indebtedness are expected to restrict the incurrence of additional indebtedness, these restrictions are and will be subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to the BPA Group's anticipated debt levels, the related risks that the BPA Group now face could intensify.

Moreover, the BPA Group may need to seek additional financing for general corporate purposes. For example, it may need funds to make acquisitions or for capital expenditures needed to remain competitive in its market sector. The BPA Group may be unable to obtain any desired additional financing on terms that are favorable or acceptable, including as a result of its debt levels or if there is a decline in the demand for its services or in the solvency of its customers, vendors or suppliers or other significantly unfavorable changes in economic conditions occur. Depending on market conditions, adequate funds may not be available to the BPA Group on acceptable terms or at all, and it may be unable to fund expansion, successfully develop or enhance products, or respond to competitive pressures, any of which could have a material adverse effect on the BPA Group's, and consequently our, competitive position, business, financial condition, results of operations, and cash flows.

The consummation of the Restructuring may result in substantial U.S. federal, state and local income tax liabilities for ETI, with joint and several liability for certain members of the BPA Group and uncertain liquidity to satisfy resulting cash tax obligations.

The consummation of the Restructuring may give rise to the recognition of a substantial amount of income or gain by the affiliated group of corporations that files a consolidated U.S. federal income tax return with ETI, of which the BPA Group was a member. While such transaction tax liability is generally a liability of ETI, certain members of the BPA Group will be jointly and severally liable for any such taxes that arose during the period prior to the Acquisition. No assurances can be given that ETI or the BPA Group will have sufficient liquidity to satisfy any resulting current or future cash tax costs.

Our directors and officers have financial and other incentives that may influence them to support the Restructuring without regard to the interests of public stockholders, which could subject us to litigation or regulatory scrutiny.

Our directors and officers have financial and other incentives to help consummate the Restructuring that may not align with the interests of public stockholders. Some of our officers and directors may be argued to have conflicts of interest that may influence them to support or approve the Proposals without regard to your interests. These incentives and conflicts of interest include:

- Our Executive Chairman is also the Executive Chair of ETI, which indirectly holds approximately 26.9% of the Allowed Notes Claims. ETI is expected to beneficially own approximately 15.9% to 27.9% of XBP common stock upon the conclusion of the Restructuring (taking into account shares issuable upon exercise of the warrant issued in connection with the Restructuring, but without taking into account any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan). Messrs. Chadha and Jonovic could be deemed to be affiliated with shareholders that together control ETI, and Mr. Chadha is Mr. Jonovic's father-in-law. Mr. Jonovic, our CEO, shall remain on the Board following the Restructuring in accordance with the Plan;

- Each of our directors holds capital stock in both ETI and XBP, and each of our directors will receive a release of claims from the Debtors as part of the Plan; and

- Certain officers and directors of XBP and BPA participate in arrangements that provide them with benefits that may be different from that of other investors, including, among others, the continued service as an officer or director of XBP, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of shares of common stock of XBP, as well as potential direct or indirect interests arising from other business ventures they may be involved with.

These interests and conflicts of interest may influence the officers and directors of XBP and BPA to support or approve the Proposals without adequate regard for the interests of public stockholders. Additionally, these conflicts of interest and the related party nature of the Restructuring may subject us to increased litigation risk from shareholders challenging the fairness of the transaction, as well as additional regulatory scrutiny from the SEC or other agencies, which could result in increased costs, delays, or other adverse consequences for the Company. The conflicts of interest and potential for enhanced judicial scrutiny may also negatively impact market perception of the transaction and our stock price, regardless of the transaction's merits.

XBP's stockholders may not realize benefits from the Restructuring commensurate with the ownership dilution they will experience.

If XBP is unable to realize the full strategic and financial benefits currently anticipated from the Acquisition and Restructuring, XBP's stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent XBP is able to realize only part of the strategic and financial benefits currently anticipated from the Acquisition and Restructuring.

Risks Relating to XBP Global's Business Operations

Many of XBP Global's customer contracts may be terminated without cause and with limited notice, and government contracts subject us to audits, investigations, and potential penalties that could result in contract termination, financial liability, and reputational damage.

Many of XBP Global's customer contracts may be terminated by XBP Global's customers without cause and without any fee or penalty, with only limited notice. XBP Global may not be able to replace a customer that elects to terminate or fails to renew its contract with them. In addition, a portion of XBP Global's revenues is derived from contracts with the U.S. federal and state governments and their agencies and from contracts with foreign governments and their agencies. Government entities typically finance projects through appropriated funds. The public procurement environment is unpredictable and this could adversely affect XBP Global's ability to perform work under new and existing contracts, including as a result of XBP Global's business being diverted to a small or disadvantaged or minority-owned business pursuant to set-aside programs.

Moreover, government contracts are generally subject to a right to conduct audits and investigations by government agencies. If the government finds that it was inappropriately charged any costs to a contract, the costs are not reimbursable or, if already reimbursed, the cost must be refunded to the government. Additionally, XBP Global may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Further, the negative publicity that could arise from any such penalties, sanctions or findings in such audits or investigations could have an adverse effect on XBP Global's reputation in the industry and reduce XBP Global's ability to compete for new contracts and could materially adversely affect XBP Global's results of operations and financial condition.

XBP Global's long-term contracts are based on cost estimates that may prove inaccurate, and our inability to offset increased operational costs with corresponding fee increases could materially impact our financial performance.

The pricing and other terms of XBP Global's customer contracts, particularly XBP Global's long-term contract center agreements, are based on estimates and assumptions XBP Global makes at the time XBP

Global enters into those contracts. These estimates reflect XBP Global's best judgments regarding the nature of the engagement and XBP Global's expected costs to provide the contracted services and could differ from actual results. Not all of XBP Global's larger long-term contracts allow for escalation of fees as XBP Global's cost of operations increase and those that allow for such escalations do not always allow increases at rates comparable to increases that XBP Global experiences. Where XBP Global cannot negotiate long-term contract terms that provide for fee adjustments to reflect increases in its cost of service delivery, XBP Global's business, financial conditions, and results of operation would be materially impacted.

XBP Global's business process automation solutions require extended selling cycles and implementation periods, which can strain finances through upfront expenses without immediate revenue and create risks of contract loss after significant investment.

XBP Global often faces long selling cycles to secure new contracts for its business process automation solutions. If XBP Global is successful in obtaining an engagement, the selling cycle can be followed by a long implementation period. Delays in internal approvals, technology implementations, or customer decisions can prolong these cycles. Even if XBP Global succeeds in developing a relationship with a potential customer and begins to discuss the services in detail, the potential customer may choose a competitor or decide to retain the work in-house prior to the time a contract is signed. Additionally, XBP Global may not begin receiving revenue until after the implementation period and XBP Global's solution is fully operational, leading to upfront expenses without immediate profits. These extended cycles can strain finances, especially when hiring new staff before revenue collection. XBP Global's inability to obtain contractual commitments after a selling cycle, maintain contractual commitments after the implementation period or limit expenses prior to the receipt of corresponding revenue may have a material adverse effect on XBP Global's business, results of operation and financial condition.

XBP Global operates in a highly competitive industry and faces significant competition from companies with stronger financial resources, better brand recognition, and lower-cost operations, as well as from customers who may choose to perform services in-house.

XBP Global's industry is highly competitive, fragmented and subject to rapid change. XBP Global competes primarily against local, national, regional and large multi-national information and payment technology companies, including focused business process outsourcing companies based in offshore locations, business process outsourcing divisions of information technology companies located in India, other business process outsourcing and business process automation and consulting services and digital transformation solution providers and the in-house capabilities of XBP Global's customers and potential customers. These competitors may include entrants from adjacent industries or entrants in geographic locations with lower costs than those in which XBP Global operates.

Some of XBP Global's competitors have stronger financial, marketing and technological capabilities, larger customer bases, and better brand recognition. Expansion of customers' global delivery centers or strategic partnership with larger firms may increase competition. Further, XBP Global expects competition to intensify in the future as more companies enter XBP Global's markets and customers consolidate the services they require among fewer vendors. Increased competition, XBP Global's inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could adversely affect XBP Global's business, results of operations and financial condition.

XBP Global operates in an industry characterized by rapid technological change, and our failure to develop competitive technology solutions, adapt to digital transformation trends, or respond to evolving customer needs could result in loss of market share and revenue.

The process of developing new services and solutions is inherently complex and uncertain, requiring accurate anticipation of customer needs and emerging trends. It requires that XBP Global make long-term investments and commit significant resources before knowing whether these investments will eventually result in services that achieve customer acceptance and generate the revenues required to provide desired returns. If XBP Global fails to accurately anticipate and meet its customers' needs through the development of new technologies and service offerings or if XBP Global's new services are not widely accepted, XBP Global could lose market share and customers to its competitors and that could materially adversely affect XBP

Global's results of operations and financial condition. More specifically, the business process solutions industry is characterized by rapid technological change, evolving industry standards and changing customer preferences. The success of XBP Global's business depends, in part, upon XBP Global's ability to develop technology and solutions that keep pace with changes in XBP Global's industry and the industries of its customers. Although XBP Global has made, and will continue to make, significant investments in the research, design and development of new technology and platforms-driven solutions, XBP Global may not be successful in addressing these changes on a timely basis or in marketing the changes XBP Global implements. In addition, products or technologies developed by others may render XBP Global's services uncompetitive or obsolete. Failure to address these developments could have a material adverse effect on XBP Global's business, results of operations and financial condition.

In addition, existing and potential customers are actively shifting their businesses away from paper-based environments to electronic environments with reduced needs for physical document management and processing. This shift may result in decreased demand for the physical document management services XBP Global provides such that XBP Global's business and revenues may become more reliant on technology-based services in electronic environments, which are typically provided at lower prices compared to physical document management services. Though XBP Global has solutions for customers seeking to make these types of transitions, a significant shift by XBP Global's customers away from physical documents to non-paper based technologies, whether now existing or developed in the future, could adversely affect XBP Global's business, results of operation and financial condition.

Also, some of the large international companies in the industry have significant financial resources and compete with XBP Global to provide document processing services and/or business process services. XBP Global competes primarily on the basis of technology, performance, price, quality, reliability, brand, distribution and customer service and support. XBP Global's success in future performance is largely dependent upon XBP Global's ability to compete successfully, to promptly and effectively react to changing technologies and customer expectations and to expand into additional market segments. To remain competitive, XBP Global must develop services and applications; periodically enhance its existing offerings; remain cost efficient; and attract and retain key personnel and management. If XBP Global is unable to compete successfully, XBP Global could lose market share and important customers to its competitors and that could materially adversely affect XBP Global's results of operations and financial condition.

XBP Global's reliance on third-party hardware and software creates risks of service disruptions, increased costs, and operational delays if vendors discontinue products, raise prices, or if we encounter defects in third-party components.

Although XBP Global developed its platform-driven solutions internally, XBP Global relies, in some cases, on third-party hardware and software in connection with its service offerings which XBP Global either purchases or leases from third-party vendors. While XBP Global is able to select from various competing hardware and software applications, detecting design defects or software errors is challenging due to complexity and unique specifications. Any errors or defects in third-party hardware or software incorporated into XBP Global's service offerings may result in a delay or loss of revenue, diversion of resources, damage to XBP Global's reputation, or potential claims against XBP Global.

Further, this hardware and software may not continue to be available on commercially reasonable terms or at all. Any loss of the right to use any of this hardware or software, or any increases in the price charged by third-party vendors, could negatively affect XBP Global's business until equivalent technology is either developed by XBP Global or, if available, is identified, obtained and integrated on commercially reasonable terms. Further, changing hardware vendors or software licensors could detract from management's ability to focus on the ongoing operations of XBP Global's business or could cause delays in the operations of XBP Global's business.

XBP Global's Internet-based services depend on the infrastructure and stability of the Internet, and outages, cyber incidents, or regulatory restrictions could result in service interruptions and loss of customers.

The Internet's infrastructure comprises many different networks and services that are highly fragmented and distributed by design. This infrastructure is run by a series of independent third-party organizations that work together to provide the infrastructure and supporting services of the Internet. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, denial-of-service attacks or related cyber incidents, and it could face outages and delays in the future, potentially reducing the availability of the Internet to XBP Global or its customers for delivery of XBP Global's Internet-based services. Any resulting interruptions in XBP Global's services or the ability of its customers to access XBP Global's services could result in a loss of potential or existing customers and harm XBP Global's business. Additionally, regulatory actions in certain countries may limit access to the Internet or change the legal protections available to businesses that depend on the Internet for the delivery of its services, which would negatively impact access to XBP Global's services, increase XBP Global's risk or add liabilities, impede XBP Global's growth, productivity and operational effectiveness, result in the loss of potential or existing customers and harm XBP Global's business.

Certain higher-risk engagements involving significant financial sums, sensitive data, or complex legal matters could expose XBP Global to increased liability, reputational damage, and operational disruption despite our risk mitigation efforts.

XBP Global provides certain business process solutions for customers that, for financial, legal or other reasons, may present higher risks compared to other types of claims processing or document management engagements. Examples of higher risk engagements include class action and other legal distributions involving significant sums of money, economic analysis and expert testimony in high stakes legal matters, and engagements where XBP Global receives or processes sensitive data, including personal consumer or private health information.

While XBP Global attempts to identify higher risk engagements and customers and mitigate its exposure by taking certain preventive measures and, where necessary, turning down certain engagements, these efforts may be ineffective and an actual or alleged error or omission on XBP Global's part, the part of XBP Global's customer or other third parties or possible fraudulent activity in one or more of these higher-risk engagements could result in the diversion of management resources, damage to XBP Global's reputation, increased service costs or impaired market acceptance of XBP Global's services, any of which could negatively impact XBP Global's business and financial condition.

XBP Global's business depends on protecting our intellectual property and avoiding infringement claims from others, and failure in either area could result in loss of competitive advantage, substantial damages, or operational restrictions.

XBP Global's success depends in part on certain methodologies and practices XBP Global utilizes in developing and implementing applications and other proprietary intellectual property rights. In order to protect such rights, XBP Global relies upon a combination of nondisclosure and other contractual arrangements, as well as trade secret, copyright, trademark and patent laws. XBP Global also generally enters into confidentiality agreements with its employees, customers and potential customers and limits access to and distribution of XBP Global's proprietary information. There can be no assurance that the laws, rules, regulations and treaties in effect in the U.S., India and the other jurisdictions in which XBP Global operates and the contractual and other protective measures XBP Global takes are adequate to protect them from misappropriation or unauthorized use of its intellectual property, or that such laws will not change. There can be no assurance that the resources invested by XBP Global to protect its intellectual property will be sufficient or that its intellectual property portfolio will adequately deter misappropriation or improper use of XBP Global's technology, and its intellectual property rights may not prevent competitors from independently developing or selling products and services similar to or duplicative of XBP Global's. XBP Global may not be able to detect unauthorized use and take appropriate steps to enforce its rights, and any such steps may be costly and unsuccessful. Infringement by others of XBP Global's intellectual property, including the costs of enforcing its intellectual property rights, may have a material adverse effect on XBP Global's business, results of operations and financial condition. XBP Global could also face competition in some countries where it has not invested in an intellectual property portfolio.

If XBP Global is not able to protect its intellectual property, the value of XBP Global's brand and other intangible assets may be diminished, and its business may be adversely affected. Further, although XBP Global believes that it is not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against XBP Global in the future, and XBP Global may be the target of enforcement of patents or other intellectual property by third parties, including aggressive and opportunistic enforcement claims by non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If XBP Global is found to infringe any third-party rights, XBP Global could be required to pay substantial damages or XBP Global could be enjoined from offering some of its products and services. The costs of defending any such claims could be significant, and any successful claim may require XBP Global to modify its services. The value of, or XBP Global's ability to use, its intellectual property may also be negatively impacted by dependencies on third parties, such as XBP Global's ability to obtain or renew on reasonable terms licenses that XBP Global needs in the future, or XBP Global's ability to secure or retain ownership or rights to use data in certain software analytics or services offerings. Any such circumstances may have a material adverse effect on XBP Global's business, results of operations and financial condition.

XBP Global's revenues are concentrated making us vulnerable to downturns, consolidation, or regulatory changes in these specific sectors.

A substantial portion of XBP Global's revenues are derived from specific industries. XBP Global's success largely depends on continued demand for its services from customers in these industries, and a downturn or reversal of the demand for business process solutions, or the introduction of regulations that restrict or discourage companies from engaging XBP Global's services, could materially adversely affect XBP Global's business, financial condition and results of operations. For example, consolidation in any of these industries or combinations or mergers, particularly involving XBP Global's customers, may decrease the potential number of customers for XBP Global's services. XBP Global has been affected by the worsening of economic conditions and significant consolidation in the financial services industry and continuation of this trend may negatively affect XBP Global's revenues and profitability.

XBP Global's competitive bidding process for commercial and government contracts requires substantial upfront investment with uncertain returns and exposes us to protest risks, cost estimation challenges, and opportunity costs.

Many of the contracts XBP Global is awarded through competitive bidding procedures are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks that may adversely affect XBP Global's financial position, including: (i) the substantial cost and managerial time and effort that XBP Global spends to prepare bids and proposals for contracts that may or may not be awarded to XBP Global; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts XBP Global is awarded, sometimes in advance of the final determination of its full scope and design; (iii) the expense and delay that may arise if XBP Global's competitors protest or challenge awards made to XBP Global pursuant to competitive bidding and the risk that such protests or challenges could result in the requirement to resubmit bids and in the termination, reduction or modification of the awarded contracts, or may eventually lead to litigation; and (iv) the opportunity cost of not bidding on and winning other contracts XBP Global might otherwise pursue.

XBP Global's profitability depends on our ability to obtain adequate pricing for our services in competitive markets and maintain cost efficiency through restructuring actions, technology initiatives, and global delivery centers, and our failure to achieve productivity improvements or absorb pricing pressures could materially adversely affect our results of operations, particularly given increasingly stringent service requirements and operational risks in developing countries.

XBP Global's success depends on XBP Global's ability to obtain adequate pricing for its services. Depending on competitive market factors, future prices XBP Global obtains for its services may decline from previous levels. If XBP Global is unable to obtain adequate pricing for its services, it could materially adversely affect XBP Global's results of operations and financial condition. In addition, XBP Global's contracts are increasingly requiring tighter timelines for implementation as well as more stringent service level metrics. This makes the bidding process for new contracts much more difficult and requires XBP Global to adequately consider these requirements in the pricing of XBP Global's services.

XBP Global, from time to time, engages in restructuring actions to reduce XBP Global's cost structure. If XBP Global is unable to continue to maintain its cost base at or below the current level and maintain process and systems changes resulting from prior restructuring actions or to realize the expected cost reductions in the ongoing strategic transformation program, it could materially adversely affect XBP Global's results of operations and financial condition. In addition, in order to meet the service requirements of XBP Global's customers, which often includes 24/7 service, and to optimize XBP Global's employee cost base, including XBP Global's back-office support, XBP Global often locates its delivery service and back-office support centers in lower-cost locations, including several developing countries. Concentrating XBP Global's centers in these locations presents a number of operational risks, many of which are beyond XBP Global's control, including the risks of political instability, natural disasters, safety and security risks, labor disruptions, excessive employee turnover and rising labor rates.

XBP Global's ability to sustain and improve profit margins is dependent on a number of factors, including XBP Global's ability to continue to improve the cost efficiency of XBP Global's operations through such programs as process automation, to absorb the level of pricing pressures on XBP Global's services through cost improvements and to successfully complete information technology initiatives. If any of these factors adversely materialize or if XBP Global is unable to achieve and maintain productivity improvements through restructuring actions or information technology initiatives, XBP Global's ability to offset labor cost inflation and competitive price pressures would be impaired, each of which could materially adversely affect XBP Global's results of operations and financial condition.

Service defects, disruptions, or performance problems could damage our reputation, hurt customer relationships, and result in payment delays, contract non-renewals, warranty claims, and increased credit losses.

Since XBP Global's customers use XBP Global's services for important aspects of its business, any errors, defects, disruptions in service or other performance problems could hurt XBP Global's reputation and may damage XBP Global's customers' businesses. As a result, customers could elect not to renew XBP Global's services or delay or withhold payment to XBP Global. XBP Global could also lose future sales or customers may make warranty or other claims against XBP Global, which could result in an increase in XBP Global's allowance for expected credit losses, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

XBP Global must maintain strict physical and information security standards subject to regular customer and third-party audits, and failure to meet these requirements or negative audit findings could result in contract termination and reputational damage.

Many of XBP Global's customer contracts require that XBP Global maintain certain physical and/or information security standards, and, in certain cases, XBP Global permits a customer to audit XBP Global's compliance with these contractual standards. Any failure to meet such standards or pass such audits may have a material adverse impact on XBP Global's business. Further, customers from time to time may require stricter physical and/or information security than they negotiated in their contracts and may condition continued volumes and business on the satisfaction of such additional requirements. Some of these requirements may be expensive to implement or maintain and may not be factored into XBP Global's contract pricing. Further, on an annual basis XBP Global obtains third-party audits of certain of XBP Global's locations in accordance with Statement on Standards for Attestation Engagements No. 16 (SSAE 16) put forth by the Auditing Standards Board (ASB) of the American Institute of Certified Public Accountants (AICPA). SSAE 16 is the current standard for reporting on controls at service organizations, and many of XBP Global's customers expect that XBP Global will perform an annual SSAE 16 audit, and report to them the results. Negative findings in such an audit and/or the failure to adequately remediate in a timely fashion such negative findings may cause customers to terminate their contracts or otherwise have a material adverse effect on XBP Global's reputation, results of operation and financial condition.

XBP Global faces significant cybersecurity risks and vulnerability to data breaches from sophisticated cyber threats, employee errors, and third-party compromises, which could result in loss of customer confidence, business disruption, legal liability, and substantial financial costs.

XBP Global collects and retains large volumes of internal and customer data, including personally identifiable information and other sensitive data both physically and electronically, for business purposes, and XBP Global's various information technology systems enter, process, summarize and report such data.

XBP Global also maintains personally identifiable information about XBP Global's employees. Safeguarding customer, employee and XBP Global's own data is a key priority for XBP Global, and XBP Global's customers and employees have come to rely on XBP Global for the protection of its information.

Despite XBP Global's efforts to protect sensitive, confidential or personal data or information, XBP Global can provide no assurances that its security measures designed to protect XBP Global's customers' and XBP Global's customers' customers' data will always be effective. XBP Global's services and underlying infrastructure may in the future be materially breached or compromised as a result of the following:

- third-party attempts to fraudulently induce XBP Global's employees, partners or customers to disclose sensitive information such as usernames, passwords or other information to gain access to XBP Global's customers' data or IT systems, or XBP Global's data or XBP Global's IT systems;

- efforts by individuals or groups of hackers and sophisticated organizations, such as state-sponsored organizations or nation-states, to launch coordinated attacks, including ransomware, destructive malware and distributed denial-of-service attacks;

- third-party attempts to abuse XBP Global's marketing, advertising, messaging or social products and functionalities to impersonate persons or organizations and disseminate information that is false, misleading or malicious;

- cyberattacks on XBP Global's internally built infrastructure on which many of XBP Global's service offerings operate, or on third-party cloud-computing platform providers;

- vulnerabilities resulting from enhancements and updates to XBP Global's existing service offerings;

- vulnerabilities in the products or components across the broad ecosystem that XBP Global's services operate in conjunction with and are dependent on;

- vulnerabilities existing within new technologies and infrastructures;

- attacks on, or vulnerabilities in, the many different underlying networks and services that power the Internet that XBP Global's products depend on, most of which are not under XBP Global's control or the control of XBP Global's vendors, partners or customers; and

- employee or contractor errors or intentional acts that compromise XBP Global's security systems.

These risks are mitigated, to the extent possible, by enhanced processes and internal security controls. However, XBP Global's ability to mitigate these risks may be impacted by the following:

- frequent changes to, and growth in complexity of, the techniques used to breach, obtain unauthorized access to, or sabotage IT systems and infrastructure, which are generally not recognized until launched against a target, and could result in XBP Global's being unable to anticipate or implement adequate measures to prevent such techniques;

- the continued evolution of XBP Global's internal IT systems as XBP Global early adopts new technologies and new ways of sharing data and communicating internally and with partners and customers, which increases the complexity of XBP Global's IT systems;

- authorization by XBP Global's customers to third-party technology providers to access its customer data, which may lead to XBP Global's customers' inability to protect its data that is stored on XBP Global's servers; and

- XBP Global's limited control over its customers or third-party technology providers, or the processing of data by third-party technology providers, which may not allow XBP Global to maintain the integrity or security of such transmissions or processing.

Yet, XBP Global remains vulnerable to such threats. A security breach or incident could result in unauthorized parties obtaining access to, or the denial of authorized access to, XBP Global's IT systems or data, or XBP Global's customers' systems or data, including intellectual property and proprietary, sensitive or other confidential information. A security breach could also result in a loss of confidence in the security of XBP Global's services, damage XBP Global's reputation, negatively impact XBP Global's future sales, disrupt XBP Global's business and lead to increases in insurance premiums and legal, regulatory and financial exposure and liability. As an example, in June 2022 the BPA Group experienced a network outage which required them, among other things, to incur costs to respond to the incident and to limit access to its applications and services by their employees and customers. The June 2022 network outage is believed to have caused some customers to reduce volumes, look for alternate vendors and consider other providers for new requirements resulting in claims and lost revenue. Finally, the detection, prevention and remediation of known or potential security vulnerabilities, including those arising from third-party hardware or software, may result in additional financial burdens due to additional direct and indirect costs, such as additional infrastructure capacity spending to mitigate any system degradation and the reallocation of resources from development activities.

XBP Global's increasing integration of AI into our offerings presents risks of reputational harm, legal liability, increased costs, and competitive disadvantage if AI applications generate controversy, perform inadequately, or require substantial investment in development and testing.

XBP Global is increasingly building AI into many of XBP Global's offerings. As with many innovations, AI presents additional risks and challenges that could affect XBP Global's business. If XBP Global enables or offers solutions that draw controversy due to their perceived or actual impact on human rights, privacy, employment, or in other social contexts, XBP Global may experience reputational harm, competitive harm or legal liability. Data practices by XBP Global or others that result in controversy could also impair the acceptance of AI solutions. This in turn could undermine the decisions, predictions or analysis AI applications produce, subjecting XBP Global to competitive harm, legal liability or reputational harm. The rapid evolution of AI will require the application of resources to develop, test and maintain XBP Global's products and services to help ensure that AI is implemented ethically in order to minimize unintended, harmful impact.

Uncertainty around new and emerging AI applications such as generative AI content creation may require additional investment in the development of proprietary datasets, machine learning models and systems to test for accuracy, bias and other variables, which are often complex, may be costly and could impact XBP Global's profit margin as XBP Global decides to further expand generative AI into its product offerings.

Currency fluctuations between the U.S. Dollar and foreign currencies in our international operations could materially affect our recorded assets, liabilities, revenues, and operating margins.

The functional currencies of XBP Global's businesses outside of the U.S. are the local currencies. Changes in exchange rates between these foreign currencies and the U.S. Dollar will affect the recorded levels of XBP Global's assets, liabilities, net sales, cost of goods sold and operating margins and could result in exchange gains or losses. The primary foreign currencies to which XBP Global has exposure are the European Union Euro, Swedish Krona, British Pound Sterling, Canadian Dollar and Indian rupees. Exchange rates between these currencies and the U.S. Dollar in recent years have fluctuated significantly and may do so in the future. XBP Global's operating results and profitability may be affected by any volatility in currency exchange rates and XBP Global's ability to manage effectively currency transaction and translation risks. To the extent the U.S. Dollar strengthens against foreign currencies, XBP Global's foreign revenues and profits will be reduced when converted into and reported in U.S. Dollars.

Fluctuations in raw material costs, particularly paper, ink, and energy, may increase our operational expenses and reduce demand for our printing services, and we may be unable to pass these costs on to customers or benefit from by-product sales.

Purchases of paper, ink, energy and other raw materials represent a large portion of XBP Global's costs. Increases in the costs of these inputs may increase XBP Global's costs and it may not be able to pass these costs on to customers through higher prices. In addition, XBP Global may not be able to resell wastepaper and other print-related by-products or may be adversely impacted by decreases in the prices for these by-products. Increases in the cost of materials may adversely impact customers' demand for XBP Global's printing and printing-related services.

Changes in U.S. sales tax laws and state efforts to expand tax collection obligations could result in substantial tax liabilities for past sales and significant administrative burdens and compliance costs.

XBP Global's U.S. subsidiaries collect and remit sales tax in states in which the subsidiaries have physical presence or in which XBP Global believes sufficient nexus exists which obligates XBP Global to collect sales tax. Other states may, from time to time, claim that XBP Global has state-related activities constituting physical nexus to require such collection. Additionally, many other states seek to impose sales tax collection or reporting obligations on companies that sell goods to customers in their state, or directly to the state and its political subdivisions, regardless of physical presence. Such efforts by states have increased recently, as states seek to raise revenues without increasing the income tax burden on residents. XBP Global cannot predict whether the nature or level of contacts XBP Global has with a particular state will be deemed enough to require XBP Global to collect sales tax in that state nor can XBP Global be assured that Congress or individual states will not approve legislation authorizing states to impose tax collection or reporting obligations on XBP Global's activities. A successful assertion by one or more states that XBP Global should collect sales tax could result in substantial tax liabilities related to past sales and would result in considerable administrative burdens and costs for XBP Global.

Uncertainty regarding the tax treatment of the acquisition and restructuring could have a material adverse effect on XBP Global.

The tax treatment of the Acquisition and related Restructuring is complex and involves uncertainty under applicable U.S. federal, state, and international tax laws. These transactions may give rise to tax consequences that differ from the parties' expectations, potentially resulting in material liabilities or the loss of anticipated tax benefits. While steps have been taken in an effort to mitigate these risks in accordance with applicable laws, there can be no assurance that taxing authorities in any relevant jurisdiction will agree with the intended treatment. Any adverse determination could negatively impact the combined company's financial condition, results of operations, or cash flows. In addition, although certain tax indemnity arrangements have been established with ETI in connection with the Acquisition, there is no guarantee that they will fully protect XBP from adverse tax exposures. This risk is heightened if ETI, as the indemnifying party experiences financial or liquidity constraints that impair its ability to satisfy its obligations.

As a public company, XBP Global must maintain effective disclosure controls and internal control over financial reporting, and any failure to do so could impair our ability to produce accurate financial statements, result in restatements, damage investor confidence, and potentially lead to delisting from Nasdaq.

As a public company, XBP Global is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), and the listing standards of the Nasdaq. XBP Global expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on its personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that XBP Global maintains effective disclosure controls and procedures and internal control over financial reporting. XBP Global is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed in the reports it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to its principal executive and financial officers. In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, XBP Global has expended, and anticipates that it will continue to expend, significant resources, including accounting-related costs and significant management oversight.

XBP Global's current controls and any new controls that XBP Global develops may become inadequate because of changes in conditions in XBP Global's business. Further, deficiencies in XBP Global's disclosure controls or XBP Global's internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in its implementation or improvement could harm XBP Global's operating results or cause XBP Global to fail to meet its reporting obligations and may result in a restatement of XBP Global's financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of management evaluations of XBP Global's internal control over financial reporting that XBP Global is required to include in its periodic reports that XBP Global files with the SEC.

Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in XBP Global's reported financial and other information, which would likely have a negative effect on the trading price of XBP Global's Common Stock. In addition, if XBP Global is unable to meet these requirements, XBP Global may not be able to remain listed on Nasdaq.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on XBP Global's business and operating results and cause a decline in the price of XBP Global's Common Stock.

BPA Group failed to maintain an effective system of disclosure controls and internal control over financial reporting, impacting its ability to produce timely and accurate financial statements or comply with applicable regulations.

The BPA Group has concluded its internal control over financial reporting was not effective as of December 31, 2024 due to a pervasive material weakness in their internal control over financial reporting.

BPA Group management, with the participation of its Principal Executive Officer ("PEO") and their Interim Chief Financial Officer ("CFO"), has evaluated the effectiveness of their disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, it was concluded that a pervasive material weakness in internal control over financial reporting existed as described below.

- The Company failed to implement certain risk assessment activities related to identifying and assessing risks of misstatement, including fraud risks, to achieve objectives. This pervasive material weakness contributed to specific material weaknesses noted within the Control Activities COSO component.

- The Company failed to design and implement sufficient controls to ensure relevant and quality information and communications was consistently generated or used by the Company to support the functioning of internal controls. This pervasive material weakness contributed to specific material weaknesses noted within the Control Activities COSO component.

- The Company failed to evaluate and communicate internal control deficiencies and implement monitoring corrective actions in a timely manner. This pervasive material weakness contributed to specific material weaknesses noted within the Control Activities COSO component.

- The Company did not have sufficient structures, reporting lines, appropriate authorities and responsibilities identified and did not sufficiently attract, develop and retain competent resources and hold them accountable for their internal control responsibilities. This pervasive material weakness contributed to specific material weaknesses noted within the Control Activities COSO component.

- The Company did not design, implement and operate effective process-level control activities in the following areas: evaluation of goodwill impairment, period end financial close and account reconciliation procedures, treasury cycle, and insufficient access controls.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and cause a decline in the price of our Common Stock.

XBP Global's ability to achieve and maintain continued profitability is uncertain due to significant fixed costs, declining revenues, client losses, and various operational challenges that could require additional financing.

XBP Global's profitability depends on, among other things, its ability to generate revenue in excess of its expenses. However, XBP Global has significant and continuing fixed costs and expenses, which it may not be able to reduce adequately to sustain such profitability if its revenue continues to decrease, or if revenue does not increase commensurately with an increase in costs. In addition, XBP Global may encounter unforeseen expenses, difficulties, complications, delays and other unknown events that may cause its costs to exceed its expectations.

XBP Global's revenues have declined over the last few years due to, among other things, the COVID-19 pandemic, a loss of clients, the completion of certain one-off projects, currency fluctuation exposure, the transition of XBP's clients to lower revenue but higher margin systems and platforms, and changes of clients' technology that has resulted in fewer transactions that fall under the contractual arrangements with XBP Global. In a given year, contracts with several of XBP Global's large clients will be up for renewal. Although XBP Global has historically had high renewal rates, there can be no assurances that they will be renewed on favorable terms or at all.

Further, XBP Global's revenues may be adversely affected by many factors, including but not limited to a future pandemic; a potential global recession or in the markets XBP Global serves; the inability to attract new clients to use its services; a failure by existing clients to renew their contracts or use additional services (or a decision by existing clients to cease or reduce using XBP Global's services); the lengthening of its sales cycles and implementation periods; changes in its client mix; failure of clients to pay invoices on a timely basis or at all; a failure in the performance of XBP Global's solutions or internal controls that adversely affects its reputation or results in loss of business; the loss of market share to existing or new competitors; the failure to enter or succeed in new markets; regional or global economic conditions or regulations affecting perceived need for or value of XBP Global's services; or XBP Global's inability to develop new offerings, expand its offerings or drive adoption of its new offerings on a timely basis and thus potentially not meeting evolving market needs.

XBP Global's future profitability also may be impacted by non-cash charges and potential impairment of goodwill, which will negatively affect its reported financial results. Even if it achieves profitability on an annual basis, XBP Global may not be able to achieve profitability on a quarterly basis. XBP Global may incur significant losses in the future for a number of reasons, including those described elsewhere herein.

Any inability of XBP Global to achieve continued and sustained profitability may adversely impact its financial position and may require XBP Global to seek additional financing.

XBP Global may need additional debt or equity financing on unfavorable terms or may be unable to raise capital at all, and our limited public float may adversely affect financing opportunities, while we must obtain shareholder consent for additional equity issuances.

XBP Global may be unable to generate continued and sustained profitability or may incur significant losses in the future. As a result, XBP Global may need to raise additional capital through debt and/or equity financing at some point in the future. Any debt agreements XBP Global enters into at such time may include financial or operational covenants which may constrain its ability to operate its business, and any inability to satisfy covenants contained in any debt agreements may require prepayment and/or refinancing of such debt. XBP Global may also be unable to raise debt and/or equity financing at an attractive price or on attractive terms or at all.

It is possible that XBP Global will have a the limited public float, especially if the shares issued or transferred in the Restructuring continue to be held by most of their recipients, which may also adversely affect its ability to raise debt and/or equity financing on attractive terms or at all.

UNAUDITED PRO FORMA CONDENSED COMBINED AND ADJUSTED FINANCIAL INFORMATION

Introduction and Basis of Presentation

The unaudited pro forma condensed combined financial information has been adjusted to include pro forma effect of the Reorganization Adjustments, Fresh Start Adjustments and Acquisition Adjustments (discussed within the notes below) which reflect (1) the application of the effects of the transactions contemplated by the Plan and carried out by us in connection with BPA Group's emergence from bankruptcy, (2) adoption of fresh start accounting on the Effective Date and (3) the accounting required by GAAP in connection with the Acquisition of the BPA Group.

The unaudited pro forma condensed combined balance sheet as of March 31, 2025 combines the historical balance sheet of XBP Europe and the historical balance sheet of BPA Group, on a pro forma basis as if the Acquisition had been consummated on March 31, 2025. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025 and for the year ended December 31, 2024, respectively, combine the historical statements of operations of XBP Europe and the historical statements of operations of BPA Group for such periods, on a pro forma basis as if the Acquisition of the BPA Group and related transactions, had been consummated on January 1, 2024.

The pro forma adjustments are based on available information and assumptions that management believes are reasonable given the information that is currently available. However, such adjustments are subject to change.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Acquisition.

In connection with BPA Group's emergence from bankruptcy and in accordance with Accounting Standards Codification ("ASC") Topic 852, "Reorganizations", BPA Group is expected to qualify for and adopt fresh start accounting on the Effective Date. BPA Group will be required to adopt fresh start accounting because (i) the holders of existing voting shares of the Predecessor Company received less than 50% of the voting shares of the Successor Company, and (ii) the reorganization value of the assets immediately prior to confirmation of the Plan was less than the post-petition liabilities and allowed claims. References to "Successor" relate to the Company's financial position and results of operations after the Effective Date. References to "Predecessor" refer to the Company's financial position and results of operations on or before the Effective Date.

In accordance with ASC Topic 852, with the application of fresh start accounting, we will allocate the reorganization value to the BPA Group's assets and liabilities. The reorganization value represents the fair value of the Successor Company's assets before considering liabilities. As a result of the application of fresh start accounting and the effects of the implementation of the Plan, the consolidated financial statements after the Effective Date will not be comparable with the consolidated financial statements as of or prior to that date.

Under fresh start accounting, the reorganized entity is considered a new reporting entity for financial reporting purposes. The unaudited pro forma consolidated balance sheet is presented as if BPA Group had emerged from bankruptcy on March 31, 2025. The unaudited pro forma consolidated statements of operations are presented as if BPA Group had emerged from bankruptcy on January 1, 2024. Had BPA Group actually adopted fresh start accounting on January 1, 2024 or December 31, 2024, the enterprise and reorganization values could have been materially different from the amounts described above and assumed herein.

The process of finalizing the fair value estimates of our assets and liabilities upon emergence for purposes of fresh start accounting is currently ongoing. Changes in the values of BPA Group's assets and liabilities and changes in assumptions from those reflected in the Pro Forma Financial Information presented below could significantly impact the reported values of BPA Group's assets and liabilities. Accordingly, the amounts shown are not final and are subject to changes and revisions, which may be material.

XBP EUROPE HOLDINGS, INC. AND EXELA TECHNOLOGIES BPA, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (AS OF MARCH 31, 2025) (in thousands $)

	As of March 31, 2025									
	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor	XBP Europe Holdings, Inc. (Historical)	Acquisition Adjustments		XBP Global
Assets										
Current assets										
Cash and cash equivalents	$ 18,699	$ 34,679	(A)			$ 53,378	$ 9,681			$ 63,059
Restricted cash	38,237	—				38,237	—			38,237
Accounts receivable, net of allowance for credit losses	44,555	98,419	(B)			142,974	26,928			169,902
Related party receivables and prepaid expenses	10,488	—				10,488	—	(10,100)	(P)	388
Inventories, net	6,903	—		690	(K)	7,593	3,650			11,243
Prepaid expenses and other current assets	27,328	—				27,328	5,756			33,084
Current assets held for sale	—	—				—	1,526			1,526
Total current assets	**146,210**	**133,098**		**690**		**279,998**	**47,541**	**(10,100)**		**317,440**
Property and equipment, net of accumulated depreciation	43,520	—		6,347	(K)	49,867	12,223			62,090
Operating lease right-of-use asset, net	28,988	—				28,988	4,861			33,849
Goodwill	39,718	—		(39,718)	(K)	—	22,656			22,656
Intangible assets, net	126,643	—		405,712	(K)	532,355	1,173			533,528
Deferred income tax assets	—	—				—	7,101			7,101
Other noncurrent assets	16,653	—				16,653	3,422			20,075
Total assets	**$ 401,732**	**$ 133,098**		**$ 373,031**		**$ 907,861**	**$ 98,977**	**$(10,100)**		**$ 996,739**
Liabilities and Stockholders' Deficit										
Current liabilities										
Current portion of long-term debt	193,345	(155,700)	(C)			37,645	5,443			43,088
Accounts payable	11,809	(4,165)	(C)			7,644	13,507			21,151
Related party payables	270	—				270	4,544	(4,204)	(L)	610
Income tax payable	10,933	—				10,933	—			10,933
Accrued liabilities	4,464	44,950	(D)			49,414	25,015			74,429
Accrued compensation and benefits	27,656	—				27,656	17,951			45,607
Accrued interest	1,552	—				1,552	—			1,552
Customer deposits	971	16,098	(E)			17,069	328			17,397
Deferred revenue	7,759	—				7,759	7,419			15,178
Obligation for claim payment	63,644	1,599	(E)			65,243	—			65,243
Current portion of finance lease liabilities	5,282	—				5,282	4			5,286
Current portion of operating lease liabilities	9,108	—				9,108	1,826			10,934
Current liabilities held for sale	—	—				—	1,761			1,761
Total current liabilities	**336,793**	**(97,219)**		**—**		**239,574**	**77,798**	**(4,204)**		**313,168**
Related party notes payable	—	—				—	1,512	(1,512)	(L)	—
Long-term debt, net of current maturities	1,468	313,501	(F)			314,969	24,289			339,258

XBP EUROPE HOLDINGS, INC. AND EXELA TECHNOLOGIES BPA, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (continued) (AS OF MARCH 31, 2025) (in thousands $)

	As of March 31, 2025									
	Predecessor	**Reorganization Adjustments**		**Fresh Start Adjustments**		**Successor**	**XBP Europe Holdings, Inc. (Historical)**	**Acquisition Adjustments**		**XBP Global**
Finance lease liabilities, net of current portion	6,744	—				6,744	—			6,744
Net defined benefit liability	1,076	—				1,076	—			1,076
Deferred income tax liabilities	13,691	—		103,187	**(K)**	116,878	—			116,878
Long term income tax liabilities	8,496	—				8,496	—			8,496
Operating lease liabilities, net of current portion	22,528	—				22,528	3,227			25,755
Other long-term liabilities	557	—				557	12,539			13,096
Liabilities subject to compromise	1,428,247	(1,428,247)	**(G)**			0	—			0
Total liabilities	**1,819,600**	**(1,211,965)**		**103,187**		**710,822**	**119,365**	**(5,716)**		**824,471**
Commitments and contingencies										
Stockholders' Deficit										
Net parent investments	(1,408,601)	—		1,408,601	**(K)**	—	—	—		—
Common Stock, par value of $0.0001 per share; 200,000,000 shares authorized; 35,711,498 shares issued and outstanding as of March 31, 2025 and 30,166,102 shares issued and outstanding as of December 31, 2024, respectively	—	—				—	36	8	**(S)**	44
Additional paid in capital	—	—		303,813	**(K)**	303,813	7,494	(8)	**(S)**	311,299
Accumulated deficit	—	1,345,063	**(H)**	(1,451,837)	**(K)**	(106,774)	(28,055)	(4,383)	**(M)**	(139,212)
Accumulated other comprehensive loss:		—				—		—		—
Foreign currency translation adjustment	(9,267)	—		9,267	**(K)**	—	(102)	—		(102)
Unrealized pension actuarial gains, net of tax	—	—		—		—	239	—		239
Total Accumulated other comprehensive loss	(9,267)	—		9,267		—	137	—		137
Total stockholder's equity (deficit)	**(1,417,868)**	**1,345,063**		**269,844**		**197,039**	**(20,388)**	**(4,383)**		**172,268**
Total liabilities and stockholder's deficit	**$ 401,732**	**$ 133,098**		**$ 373,031**		**$ 907,861**	**$ 98,977**	**$(10,100)**		**$ 996,739**

XBP EUROPE HOLDINGS, INC. AND EXELA TECHNOLOGIES BPA, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED AND ADJUSTED STATEMENT OF OPERATIONS
(FOR THE THREE MONTHS ENDED MARCH 31, 2025)
(in thousands $)

	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor	XBP Europe Holdings, Inc.	Acquisition Adjustments		XBP Global
				For the Period Ended March 31, 2025						
Revenue	$190,495					190,495	$37,531	—		228,026
Related party revenue, net	1,484					1,484	142	(1,749)	**(N)**	(123)
Cost of revenues (exclusive of depreciation and amortization)	150,645					150,645	26,309	—		176,954
Related party cost of revenue	876					876	9	(151)	**(O)**	734
Selling, general and administrative expenses (exclusive of depreciation and amortization)	22,262					22,262	10,953	—		33,215
Depreciation and amortization	10,535			10,820	**(K)**	21,355	627	—		21,982
Impairment of goodwill	—	—		—		—	—	—		—
Related party expense	1,677					1,677	1,562	(1,271)	**(O)**	1,968
Operating Profit (loss)	**5,984**	**—**		**(10,820)**		**(4,836)**	**(1,787)**	**(327)**		**(6,950)**
Other expense (income), net:										
Interest expense, net	23,780	(12,092)	**(I)**			11,688	1,721	—		13,409
Related party interest expense (income), net	—					—	23	(23)	**(O)**	—
Debt modification and extinguishment cost (gain), net	109					109	—	—		109
Sundry expense (income), net	1,312					1,312	—	—		1,312
Other expense, net	(23)					(23)	(438)	—		(461)
Reorganization items	(60,845)	60,845	**(J)**			—	—	—		—
Loss before income taxes	**41,651**	**(48,753)**		**(10,820)**		**(17,921)**	**(3,093)**	**(304)**		**(21,319)**
Income tax expense	2,028	—		—		2,028	762			2,790
Net income/ (loss) from continuing operations	**$ 39,623**	**$(48,753)**		**$(10,820)**		**$(19,949)**	**$ (3,855)**	**$ (304)**		**$ (24,108)**
Net loss from discontinuing operations	—	—		—		—	(495)	—		(495)
Net income (loss)	**$ 39,623**	**$(48,753)**		**$(10,820)**		**$(19,949)**	**$ (4,350)**	**$ (304)**		**$ (24,603)**
Weighted average number of shares of common stock outstanding:										
XBP Common Stock										117,715,369
Basic and diluted net loss per share:										$ (0.21) **(T)**

XBP EUROPE HOLDINGS, INC. AND EXELA TECHNOLOGIES BPA, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED AND ADJUSTED
STATEMENT OF OPERATIONS
(FOR THE YEAR ENDED DECEMBER 31, 2024)
(in thousands $)

						For the year Ended December 31, 2024				
	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor	XBP Europe Holdings, Inc.	Acquisition Adjustments		XBP Global
Revenue	$ 867,109					$ 867,109	$142,408	$ —		$ 1,009,517
Related party revenue, net	5,581					5,581	364	(5,777)	(Q)	168
Cost of revenues (exclusive of depreciation and amortization)	683,924					683,924	104,467	—		788,391
Related party cost of revenue	3,251					3,251	47	(411)	(R)	2,887
Selling, general and administrative expenses (exclusive of depreciation and amortization)	124,440					124,440	26,525	—		150,965
Depreciation and amortization	50,307			$ 31,485	(K)	81,792	3,160	—		84,952
Impairment of goodwill	108,489					108,489	—	—		108,489
Related party expense	7,720					7,720	5,101	(5,101)	(R)	7,720
Operating Profit (loss)	**(105,441)**	**—**		**(31,485)**		**(136,926)**	**3,472**	**(266)**		**$ (133,720)**
Other expense (income), net:										
Interest expense, net	101,939	(55,189)	(I)			46,750	6,232	—		52,982
Related party interest expense (income), net	—					—	90	(90)	(R)	—
Debt modification and extinguishment cost (gain), net	363					363	—	—		363
Sundry expense (income), net	(2,087)					(2,087)	—	—		(2,087)
Other expense, net	(515)					(515)	772	—		257
Reorganization items	—					—	—	—		—
Loss before income taxes	**(205,141)**	**55,189**		**(31,485)**		**(181,438)**	**(3,622)**	**(176)**		**$ (185,235)**
Income tax expense	10,009			—		10,009	2,911	—		12,920
Net income/ (loss) from continuing operations	**$(215,150)**	**$ 55,189**		**$(31,485)**		**$(191,446)**	**$ (6,533)**	**$ (176)**		**$ (198,154)**
Net loss from discontinuing operations	—	—		—		—	(5,833)	—		(5,833)
Net loss	**$(215,150)**	**$ 55,189**		**$(31,485)**		**$(191,466)**	**$ (12,366)**	**$ (176)**		**$ (203,987)**
Weighted average number of shares of common stock outstanding:										
XBP Common Stock										117,715,369
Basic and diluted net loss per share:										$ (1.56) (T)

41

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED AND ADJUSTED FINANCIAL INFORMATION

Note 1 — Pro-Forma Financial Information

The Pro Forma Financial Information includes the following columns:

- *Predecessor* — Represents BPA Group's historical consolidated balance sheet as of March 31, 2025 and consolidated statement of operations and for the three months ended March 31, 2025 and for the year ended December 31, 2024.

- *Reorganization Adjustments* — Represents the effects of the transactions contemplated by the Plan and anticipated to be carried out by BPA Group upon its emergence from bankruptcy.

- *Fresh Start Adjustments* — Represents the fair value adjustments as a result of the adoption of fresh start accounting by the BPA Group.

- *Successor* — Represents the consolidated balance sheet and statements of operations of the BPA Group as if the emergence and fresh start accounting had taken place on the dates described above.

- *XBP Europe Holdings, Inc.* — Represents the Company's historical consolidated balance sheet as of March 31, 2025 and consolidated statement of operations and for the three months ended March 31, 2025 and for the year ended December 31, 2024.

- *Acquisition Adjustments — Represents elimination and other adjustments as required by the application of U.S. GAAP.*

- *XBP Global* — Represents the consolidated balance sheet and statements of operations of XBP Global after giving effect to the Restructuring (as described above).

Reorganization Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet of BPA Group as of March 31, 2025

(A) Represents the reorganization adjustments which are a combination of (1) funding of the second DIP in the amount of $30.0 million (2) anticipated XBP Funding at Close of $18.0 million (3) refinancing of the BT facility with Gates Exit Facility at Close offset by (4) payments at Close for Contract Assumption costs, professional advisors for services incurred in connection with Restructuring and other First Day Motion payments.

(B) Represents pro forma impact of the anticipated refinancing of BPA Group's Securitization Facility at Close.

(C) Reflects (a) increase in the current portion of long-term debt of $60.0 million resulting from funding of the second DIP (see FN (A) above) in the amount of $30.0 million and the associated roll up in the same amount, (b) reclass of the current debt to long-term to account for the revised debt maturity at Close and (c) reduction in accounts payable of $4.2 million for the payment of profession fees at Close.

(D) Represents increase in accrued liabilities for General Unsecured Claims and Taxes ($45 million).

(E) Represents a reclassification from Liabilities Subject to Compromise to the appropriate financial statement line-item.

(F) Represents recognition of long-term debt in connection with (a) anticipated refinancing of BPA Group's Securitization Facility (see FN (B), (b) Exit Notes ($180.1 million), (c) XBP Funding ($18.0 million), (d) Gates Exit Facility ($40.0 million), (e) Second Lien Note ($21.5 million) and (f) incremental exit facilities ($12.0 million).

(G) Represents derecognition of the Liabilities Subject to Compromise.

(H) Represents the cumulative impact to accumulated deficit from the reorganization adjustments and the impact of the fresh start accounting adjustments.

Adjustments to the Unaudited Condensed Statement of Operations of the BPA Group for the Three Months ended March 31, 2025 and for the Year Ended December 31, 2024

(I) Represents the reversal of interest expense on the Notes as these were converted into equity as part of the reorganization adjustments.

(J) Represents the reversal of the reorganization adjustments recorded for Unamortized debt discount, premium and issuance costs ($81.4 million) and legal and professional fees ($20.5 million).

Fresh Start Accounting Adjustments

(K) Represents adjustments to assets, liabilities, equity and depreciation and amortization of the BPA Group as part of the fair value adjustments required under Fresh Start Accounting, including deferred tax effects of a step-up in the fair value of assets.

Acquisition Adjustments

(L) Represents elimination of (a) related party payable towards the subsidiaries of BPA Group and a receivable from XCV EMEA LLC in the aggregate amount of $4.2 million and (b) related party notes payable in the amount of $1.5 million due from the subsidiaries of XBP Europe Holdings, Inc. to the subsidiaries of the BPA Group.

(M) Represents cumulative effect of Acquisition Adjustments on the accumulated deficit.

(N) Represents elimination of (a) the related party revenue in the amount of $142 thousand incurred at XBP Europe Holdings, Inc. and its subsidiaries in connection with services provided to the subsidiaries of the BPA Group and (b) the related party revenue in the amount of $1.6 million incurred at the BPA Group and its subsidiaries in connection with services provided to the subsidiaries of XBP Europe Holdings, Inc.

(O) Represents elimination of (a) the related party expense in the amount of $9 thousand incurred at XBP Europe Holdings, Inc. and its subsidiaries in connection with services provided to the subsidiaries of the BPA Group, (b) the related party expense of $142 thousand incurred by the subsidiaries of the BPA Group in connection with providing services to XBP Europe Holdings, Inc. and its subsidiaries (c) the related party expense in the amount of $1.3 million incurred by the subsidiaries of XBP Europe Holdings, Inc. on account of services provided by the subsidiaries of the BPA Group and (d) interest expense of $23 thousand incurred by the subsidiaries of XBP Europe Holdings, Inc. on account of related party notes payable to the subsidiaries of the BPA Group.

(P) Represents elimination of a related party receivable due from XBP Europe Holdings, Inc. and its subsidiaries to the subsidiaries of the BPA Group.

(Q) Represents elimination of (a) the related party revenue in the amount of $364 thousand incurred at XBP Europe Holdings, Inc. and its subsidiaries in connection with services provided to the subsidiaries of the BPA Group and (b) the related party revenue in the amount of $5.4 million incurred at the BPA Group and its subsidiaries in connection with services provided to the subsidiaries of XBP Europe Holdings, Inc.

(R) Represents elimination of (a) the related party expense in the amount of $47 thousand incurred at XBP Europe Holdings, Inc. and its subsidiaries in connection with services provided to the subsidiaries of the BPA Group, (b) the related party expense of $364 thousand incurred by the subsidiaries of the BPA Group in connection with providing services to XBP Europe Holdings, Inc. and its subsidiaries, (c) the related party expense in the amount of $5.1 million incurred by the subsidiaries of XBP Europe Holdings, Inc. on account of services provided by the subsidiaries of the BPA Group and (d) interest expense of $90 thousand incurred by the subsidiaries of XBP Europe Holdings, Inc. on account of related party notes payable due to the subsidiaries of the BPA Group.

(S) Represents issuance of 81,799,821 shares of common stock, which excludes 6,632,418 shares of XBP common stock issuable upon cash exercise of a warrant to be issued to an ETI affiliate in connection with the Plan.

(T) Represents the net loss per share calculated using the weighted average shares outstanding and the issuance of 81,799,821 additional shares of XBP common stock in connection with the Restructuring.

Calculation of the weighted average shares outstanding excludes 6,632,418 shares of XBP common stock issuable upon cash exercise of a warrant to be issued to an ETI affiliate in connection with the Plan and assumes that the shares were outstanding since January 1, 2024. As the Restructuring is being reflected as if it had occurred at the beginning of the annual period presented, the calculation of weighted average shares outstanding for net loss per share assumes that the shares issuable related to the Restructuring Transaction have been outstanding for the entire period presented.

THE ANNUAL MEETING

General

XBP is furnishing this proxy statement to its stockholders as part of the solicitation of proxies by the Board for use at the Annual Meeting to be held on July 25, 2025 and at any adjournment or postponement thereof. This proxy statement provides XBP's stockholders with information they need to know to be able to vote or direct their vote to be cast at the Annual Meeting.

Date, Time and Place

The Annual Meeting will be held as a "virtual meeting" via live audio webcast on July 25, 2025 at www.virtualshareholdermeeting.com/XBP2025, at 10:00 a.m. (Eastern Time). Instructions on how to connect to the Annual Meeting and participate via the Internet, including how to demonstrate proof of stock ownership, ask questions, and vote your shares, are posted at www.virtualshareholdermeeting.com/XBP2025.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Annual Meeting if you owned shares of XBP common stock at the close of business on June 12, 2025 which is the Record Date. You are entitled to one vote for each share of XBP common stock that you owned as of the close of business on the Record Date. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker, bank, or other nominee to ensure that votes related to the shares you beneficially own are properly counted. As of the Record Date, there were 35,915,548 shares of XBP common stock outstanding and entitled to vote at the Annual Meeting.

Votes of BTC and our Board and Management

As of the date of this proxy statement, BTC owns approximately 60.7% of the issued and outstanding shares of XBP common stock. BTC has informed us it intends to vote the shares of XBP common stock owned by BTC in favor of the Proposals. XBP's directors and executive officers, who collectively own approximately 10.5% of the issued and outstanding shares of XBP common stock have also informed us they intend to vote in favor of the Proposals. Because shares owned by BTC and such directors and officers collectively represent approximately 71.2% of the issued and outstanding shares of XBP common stock, we believe that the approval of all of the Proposals (other than Proposal 3C, which requires the vote of 75% of the outstanding shares of XBP common stock) is effectively assured.

Quorum and Required Vote for Proposals

A quorum of XBP stockholders is necessary to hold a valid meeting. A quorum will be present at the Annual Meeting if a majority of the XBP common stock outstanding and entitled to vote at the Annual Meeting is represented in person or by proxy at the Annual Meeting. Abstentions and "WITHHOLD" votes will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Charter Amendment Proposals requires the affirmative vote of a majority of the issued and outstanding shares of XBP common stock as of the Record Date for the Annual Meeting. The approval of the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, Stock Plan Amendment Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of XBP common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting. The approval of the Director Election Proposal requires a plurality vote of the shares of XBP common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting.

No Proposal is conditioned on the approval of any other proposal set forth in this proxy statement, except that the authority conveyed in Proposal 3D will depend on the vote on the amendments proposed in

Proposals 3A to 3C, and the amount of the share reserve for the Stock Plan in Proposal 6 is dependent on the vote on Proposals 4 and 5.

Abstentions, "WITHHOLD" Votes and Broker Non-Votes

A XBP stockholder's failure to vote by proxy or to vote in person at the Annual Meeting or an abstention will have no effect on the outcome of the vote on the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, Stock Plan Amendment Proposal and the Adjournment Proposal assuming there is a quorum. A XBP stockholder's failure to vote by proxy or to vote in person at the Annual Meeting or an abstention will have the same effect as a vote "AGAINST" the Charter Amendment Proposals. A XBP stockholder's failure to vote by proxy or to vote in person at the Annual Meeting or a "WITHHOLD" vote will have no effect on the outcome of the vote on the Director Election Proposal assuming there is a quorum.

A "broker non-vote" occurs when shares held by a broker for the account of a beneficial owner are not voted for or against a particular proposal because the broker has not received voting instructions from that beneficial owner and the broker does not have discretionary authority to vote those shares in the absence of such instructions. Due to the limited time between the mailing of this proxy statement and the Annual Meeting, your broker may not be able to vote your shares on any proposal without your instructions — including routine matters. If you do not provide timely voting instructions, your shares may not be represented at the meeting, and broker non-votes could affect the outcome of certain proposals depending on the voting standard. Please vote your shares as soon as possible. Broker non-votes will not be counted as present for the purposes of establishing a quorum.

Broker non-votes will have the same effect as a vote "AGAINST" the Charter Amendment Proposals. Broker non-votes will have no effect on the Director Election Proposal, the Auditor Ratification Proposal, the Nasdaq Proposal, the Reverse Stock Split Proposal, the Stock Plan Amendment Proposal, or the Adjournment Proposal.

Recommendation of the XBP Board

The XBP Board has determined that each of the Proposals is fair to and in the best interests of XBP and its stockholders and has approved such proposals. The XBP Board recommends that stockholders:

- vote "FOR" the Director Election Proposal;
- vote "FOR" the Auditor Ratification Proposal;
- vote "FOR" each of the Charter Amendment Proposals;
- vote "FOR" the Nasdaq Proposal;
- vote "FOR" the Reverse Stock Split Proposal;
- vote "FOR" the Stock Plan Amendment Proposal; and
- vote "FOR" the Adjournment Proposal, if it is presented at the meeting.

When you consider the recommendation of the XBP Board in favor of approval of the Proposals, you should keep in mind that members of the XBP Board and officers have interests in the Proposals that may be different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things, the fact that:

- Several of the Proposals relate to the Plan. Our Executive Chairman is also the Executive Chair of ETI, which indirectly holds approximately 26.9% of the Allowed Notes Claims. ETI is expected to beneficially own approximately 15.9% to 27.9% of XBP common stock upon the conclusion of the Restructuring (taking into account shares issuable upon exercise of the warrant issued in connection with the Restructuring, but without taking into account any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan). Messrs. Chadha and Jonovic could be deemed to be affiliated with shareholders that together control ETI, and Mr. Chadha is Mr. Jonovic's father-in-law.

- Two Board members, Messrs. Clark and Reynolds, also serve on the board of BPA. Mr. Jonovic, our CEO, shall remain on the Board following the Restructuring in accordance with the Plan.

- Each of our directors holds capital stock in both ETI and XBP, and each of our directors will receive a release of claims from the Debtors as part of the Plan.

- All of our directors other than Mr. Jonovic were previously board members of ETI.

- Our executive officers, Messrs. Jonovic, Avramovic and Robu may be entitled to enhanced severance benefits under our Severance Plan (as defined below) for 24 months following the Restructuring.

Voting Your Shares

Each share of XBP common stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of XBP common stock at the Annual Meeting:

1. Vote by Internet.

   - Before the meeting: Go to *www.virtualshareholdermeeting.com/XBP2025*. Use the Internet to transmit your voting instructions and for electronic delivery information up until 11:59 p.m., Pacific Time, the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

   - During the meeting: Go to *www.virtualshareholdermeeting.com/XBP2025*. You will be able to attend the Annual Meeting online, vote your shares electronically until voting is closed and submit your questions during the Annual Meeting.

2. Vote by mail. Mark, date, sign, and mail promptly the enclosed proxy card (a postage-paid envelope is provided for mailing in the United States).

If your shares of XBP common stock are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person and your shares of XBP common stock are held in "street name," you must obtain a legal proxy from your broker, bank, or nominee. That is the only way XBP can be sure that the broker, bank, or nominee has not already voted your shares.

Beneficial stockholders who wish to attend the online-only virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to investors@xbpeurope.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting XBP's transfer agent, a beneficial holder will receive an e-mail prior to the Annual Meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact XBP's transfer agent at least five business days prior to the meeting date.

Revoking Your Proxy

If you are a record owner of your shares of XBP common stock and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

- you may send another proxy card with a later date;

- you may notify XBP's Chief Executive Officer in writing before the Annual Meeting that you have revoked your proxy; or

- you may attend the Annual Meeting, revoke your proxy, and vote in person as described above.

If your shares of XBP common stock are held in "street name" or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your XBP common stock, you may call or email us at (844) 935-2832 or investors@xbpeurope.com.

No Additional Matters May Be Presented at the Annual Meeting

The Annual Meeting has been called only to consider the approval of the Director Election Proposal, the Auditor Ratification Proposal, the Charter Amendment Proposals, the Nasdaq Proposal, the Reverse Stock Split Proposal, the Stock Plan Amendment Proposal, and the Adjournment Proposal. Under XBP's bylaws, other than procedural matters incident to the conduct of the Annual Meeting, no other matters may be considered at the Annual Meeting if they are not included in this proxy statement, which serves as the notice of the Annual Meeting.

Appraisal Rights

XBP stockholders do not have appraisal rights in connection with the Proposals.

Proxy Solicitation

XBP is soliciting proxies on behalf of the XBP Board. This solicitation is being made by mail but also may be made by telephone or in person. XBP and its directors, officers and employees may also solicit proxies in person. XBP will file with the SEC all scripts and other electronic communications as proxy soliciting materials. XBP will bear the cost of the solicitation.

XBP will ask banks, brokers and other institutions, nominees, and fiduciaries to forward the proxy materials to their respective principals and to obtain their authority to execute proxies and voting instructions. XBP will reimburse such banks, brokers, and other institutions, nominees, and fiduciaries for their reasonable expenses.

XBP has not engaged a proxy solicitor for the upcoming shareholder meeting. While XBP reserves the right to do so if circumstances change, it currently does not anticipate that engaging a proxy solicitor will be necessary. XBP intends to conduct its own solicitation of proxies and will bear all associated costs. We believe that our shareholders will participate and vote based on the information we have received from our stockholders and the information provided in this proxy statement.

THE DIRECTOR ELECTION PROPOSAL (PROPOSAL 1)

Overview

The Company has three classes of directors serving staggered three-year terms, with each of Class I and II consisting of two directorships, and Class III consisting of one directorship. The terms of the Class I, II and III directorships expire on the date of the Annual Meeting to be held for 2027, 2025, and 2026, respectively.

Name	Age	Class	Positions and Offices Held with the Company
Martin P. Akins	58	I	Director
J. Coley Clark	80	I	Director
Andrej Jonovic	44	II	Director, Chief Executive Officer
James G. Reynolds	57	II	Director
Par S. Chadha	70	III	Director, Executive Chairman

At the Annual Meeting, stockholders will be asked to elect the two nominees named in this proxy statement who have been nominated by the Board to serve as Class II directors and whose current term will expire at the Annual Meeting. Mr. Andrej Jonovic and Mr. James G. Reynolds, each of whom is a current Class II director, are the nominees to serve as Class II directors for a new three-year term. Each nominee, if elected, will serve for a term of three years and will remain in office until a qualified successor director has been elected or until he resigns or is removed from the Board. Class II directors will be elected by plurality in voting power of the outstanding shares of our XBP common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. If Proposal 3C is adopted, such three-year term will be reduced to a one-year term.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES

Class II Directors — Term Expiring in 2025

James G. Reynolds

Director Since: November 2023

Business Experience: Mr. Reynolds has served as a director of the Company since the consummation of the Business Combination. Mr. Reynolds was ETI's Chief Financial Officer from the closing of the business combination among ETI, SourceHOV Holdings, Inc. ("SourceHOV"), and Novitex Holdings, Inc. on July 12, 2017 ("Novitex Business Combination") until June 2020. Mr. Reynolds served as a director of ETI from July 2017 until March 2025. Mr. Reynolds served as Co-Chairman of SourceHOV from 2014 until the closing in 2017. Mr. Reynolds was also the Chief Operating Officer and a Partner at Handson Global Management ("HGM"), bringing over 25 years of industry experience to the team. Prior to HGM Mr. Reynolds held numerous executive management or senior advisory positions at SourceHOV and its related subsidiaries and predecessor companies, including serving as Chief Financial Officer for HOV Services, LLC from 2007 to 2011 and Vice President and Corporate Controller for Lason Inc. from 2001 to 2006. Mr. Reynolds was a Senior Manager in the Business Advisory Services Practice at PricewaterhouseCoopers from 1990 to 2001. Mr. Reynolds is a C.P.A. and holds a B.S. in Accounting from Michigan State University.

Andrej Jonovic

Director Since: November 2023

Business Experience: Mr. Jonovic has served as a director and as the Chief Executive Officer of the Company since the consummation of the Business Combination. Mr. Jonovic is responsible for the development and execution of business strategy, shaping the company culture and enhancing shareholder value. Mr. Jonovic has served as the Executive Vice President, Business Strategy and Corporate Affairs of ETI from July 2017 until late 2023, where he was responsible for the oversight of several companywide functions, including M&A and strategic transactions, legal affairs, human resources, marketing and the Digital Assets Group. Mr. Jonovic has transitioned out of his role at ETI and his primary role is as Chief Executive Officer of the Company. Since 2014 Mr. Jonovic has also served as a managing director in HGM, based in London, and oversaw the integration of BancTec, Inc.'s European operations with SourceHOV following their combination in October 2014. Earlier in his career, Mr. Jonovic was an associate at Freshfields Bruckhaus Deringer, LLP, a global law firm headquartered in London. Mr. Jonovic holds a bachelor's degree in International Studies from The American University, Washington D.C., and a law degree from the London School of Economics and Political Science. Mr. Jonovic is registered with the Law Society of England and Wales however is not currently practicing. Mr. Jonovic is the son-in-law of Par Chadha, our Executive Chairman.

Continuing Members of the Board

The following are brief biographical sketches of each of our directors whose term continues beyond 2025 and who is not subject to election this year, including his or her experience, qualifications, attributes and skills, which, taken as a whole, have enabled the Board to conclude that each director should, in light of the Company's business and structure, serve as a director of the Company. Upon enactment of Proposal 3C, each of our Directors will be subject to election annually, and Messrs. Akins and Clark have agreed to resign prior to the appointment of their successors in connection with or following the closing of the Restructuring.

Class I Directorship — Term Expiring in 2027

Martin P. Akins

Director Since: November 2023

Business Experience: Mr. Akins has served as a director of the Company since the consummation of the Business Combination. Mr. Akins also served as a director of ETI from July 2019 until March 2025. Prior to that, Mr. Akins worked at publicly traded Express Scripts Holding Company ("Express Scripts"), a Fortune 25 company and the largest independent pharmacy benefit management company in the United States. In December of 2018, Express Scripts merged with Cigna Corporation. As Senior Vice President and General Counsel at Express Scripts, Mr. Akins served as the chief legal advisor and was also a member of Express Scripts' senior executive team where he advised the CEO and outlined strategy to the board of directors. Mr. Akins was at Express Scripts from 2001 through 2019, serving in various legal capacities including Vice President, Deputy General Counsel and Associate General Counsel. Prior to his time at Express Scripts, Mr. Akins was with the Polsinelli law firm. Mr. Akins began his legal career with the firm Thompson Coburn LLP. He received his Juris Doctorate from the University of Illinois College of Law.

J. Coley Clark

Director Since: November 2023

Business Experience: J. Coley Clark has served as a director of the Company since the consummation of the Business Combination. Mr. Clark also served as a director of ETI from December 2019 until March 2025. Mr. Clark is the retired Chief Executive Officer and Chairman of the Board of BancTec, Inc., a global provider of document and payment processing solutions, and former member of the board of directors of Moneygram International, Inc. At BancTec, Inc., Mr. Clark was Co-Chairman of the Board from 2014 to December 2016, and Chairman of the board and Chief Executive Officer from September 2004 to 2014. In 2004, Mr. Clark retired from Electronic Data Systems Corporation, or EDS, an outsourcing services company that was acquired by Hewlett-Packard in 2008, as Senior Vice President and head of the Financial and Transportation Industry Group. Mr. Clark joined EDS in 1971 in the Systems Engineering Development Program and progressed through a variety of technical, sales and management roles related to the financial and insurance industries. Prior to his time at EDS, Mr. Clark served three years in the U.S. Army, attaining the rank of Captain, and served as a company commander in Europe and Southeast Asia. Mr. Clark received a Bachelor of Arts in Sociology from the University of Texas.

Class III Director — Term Expiring in 2026

Par S. Chadha

Director Since: November 2023

Business Experience: Mr. Chadha has served as a director and as the Executive Chairman of the Company since the consummation of the Business Combination. Mr. Chadha is also the Executive Chairman of ETI and is the founder, Chief Executive Officer and Chief Investment Officer of HGM, a family office, formed in 2001. Mr. Chadha brings over 40 years of experience in building businesses in the Americas, Europe and Asia, including execution of mergers and acquisitions, integration of businesses and public offerings. Mr. Chadha served as the Chairman of ETI since the closing of the Novitex Business Combination and most recently became Executive Chairman of ETI in September 2021. He also served as Chairman of SourceHOV from 2011 to July 2017 when it was acquired by ETI, and was Chairman of Lason Inc. from 2007 to 2011 until its merger with SourceCorp, a predecessor company of SourceHOV. Mr. Chadha currently serves as the Chairman of HOV Services Limited (NSE: HOVS), a company listed on the National Stock Exchange of India. He previously held this position from 2009 to 2011 and has otherwise served as a director since 2005. Mr. Chadha is co-founder of Rule 14, LLC, an artificial intelligence led automation company formed in 2011. During his career, Mr. Chadha has been a co-founder of technology companies in the fields of metro optical networks, systems-on-silicon, and communications. Mr. Chadha previously participated in director and executive roles in portfolio companies of HGM and currently holds and manages investments in evolving financial technology, health technology and AI industries. Mr. Chadha holds a B.S. degree in Electrical Engineering from the Punjab Engineering College, India. Mr. Chadha is the father-in-law of Mr. Jonovic.

Executive Officers

The following table sets forth the name, age, and position of each of our executive officers as of the date of this proxy statement:

Name	Age	Positions Held
Par Chadha	70	Executive Chairman
Andrej Jonovic	44	Chief Executive Officer
Dejan Avramovic	41	Chief Financial Officer
Vitalie Robu	53	President

Following are brief biographical sketches of each of our executive officers, including his experience, qualifications, attributes and skills. Biographical information about Messrs. Chadha and Jonovic is provided above.

Dejan Avramovic

Business Experience: Mr. Avramovic has served as Chief Financial Officer of the Company since the consummation of the Business Combination. Mr. Avramovic is responsible for finance, accounting, financial reporting, internal controls, and investor relations. Previously, Mr. Avramovic served in various finance positions continuously since joining affiliates of ETI in June 2017, including most recently as Senior Vice President, Global Finance, from July 2019 until November 2023. Mr. Avramovic's prior experience includes eleven years of public company audit and transaction advisory services at Deloitte & Touche LLP, a global accounting and advisory firm. Mr. Avramovic holds an undergraduate degree in accounting from Chicago State University and an M.B.A. degree from the University of Chicago Booth School of Business. Mr. Avramovic is a registered Certified Public Accountant; however, the license is currently inactive.

Vitalie Robu

Business Experience: Mr. Robu has served as the President of the Company since the consummation of the Business Combination. Previously, Mr. Robu served as the President of the EMEA region of ETI from January 2019 until November 2023 and served as Chief Operating Officer of the EMEA region since the

Novitex Business Combination until January 2019. As President of the Company, Mr. Robu is responsible for all sales, operations, and business strategy functions across the EMEA region. Mr. Robu specializes in transaction processing services, technology products, and software solutions, and has over 25 years of international management experience in the private and public sectors. Prior to the Novitex Business Combination, he served as Senior Vice President, Operations for the European region of SourceHOV from 2014. From 2010 to 2014, Mr. Robu held the position of President and Executive Director of DataForce UK, a business process outsourcing and software provider that was part of SourceHOV. Prior to joining the SourceHOV group, Mr. Robu served as Manager of Investment and Insurance Products for Citibank EMEA in London from 2007 to 2010. Mr. Robu has degrees in International Relations from the National School for Political Studies, Bucharest, and Physics from the State University of Moldova, and earned an MBA from IMD — International Institute for Management Development, Lausanne.

Additional Information Concerning the XBP Board

The XBP Board met five times during the fiscal year ended December 31, 2024. The Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee met five, two and one time(s) during the fiscal year ended December 31, 2024, respectively. Each director attended 75% or more of the aggregate number of meetings of the Board of Directors and of the committees on which he served.

All directors are strongly encouraged to attend the Annual Meeting and we expect our directors and nominees for directors to attend the Annual Meeting.

Controlled Company

For purposes of the Nasdaq Listing Rules, the Company is a "controlled company." Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. As of the date of this proxy statement, BTC owns a majority of the issued and outstanding common stock. Following the closing of the Restructuring we do not expect to be a "controlled company" as no individual, group, or another company will hold more than 50% of the voting power for the election of directors.

Director Independence

As a "controlled company," the Company is exempt from the requirement that a majority of the Board be independent. The common stock is listed on Nasdaq, and the Company is required to comply with the Nasdaq listing requirements regarding independent directors. Under Nasdaq's Marketplace Rules, the definition of an "independent director" is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq rules a director (A) who at any time during the past three years was employed by the Company or (B) who accepted, or who has a family member who accepted, compensation from the Company in excess of $ 120,000 (other than compensation for board and committee service, compensation paid to a family member who is an employee (other than an executive officer), benefits under a tax-qualified retirement plan, or non-discretionary compensation) during any period of twelve consecutive months within the three years preceding the determination of independence, shall not be considered independent.

The Board has reviewed the Nasdaq rules and such information as the XBP Board has deemed appropriate for purposes of determining whether any of the directors has a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, including the beneficial ownership by our directors of XBP common stock. Based on such review, the Board has determined that each director, other than Mr. Chadha and Mr. Jonovic, qualifies as an independent director under Nasdaq listing standards and applicable SEC rules. Non-management directors meet periodically in executive session without members of the Company's management at the conclusion of regularly scheduled Board meetings. In addition, Messrs. Akins, Clark, and Reynolds qualify as independent directors for the purpose of serving on the Audit Committee of the Company under SEC rules (Messrs. Akins, Clark and Reynolds being the current members of the Audit Committee).

Board Leadership Structure

Our Bylaws do not require that the positions of Chairperson of the Board and Chief Executive Officer be held by the same person or by different individuals, and our Board does not have a formal policy with respect to the separation or combination of these offices. The Board exercises its judgment in combining or separating the roles of Chairperson of the Board and Chief Executive Officer as it deems appropriate in light of prevailing circumstances. Currently, Mr. Chadha serves as the Executive Chairperson but not as the Chief Executive Officer. The Board will continue to exercise its judgment on an ongoing basis to determine the optimal leadership structure that the Board believes will provide effective leadership, oversight, and direction, while optimizing the functioning of both the Board and management and facilitating effective communication between the two.

Board Role in Risk Oversight

The Company faces a number of risks, including market risks, credit risk, liquidity risk, reputational risk, operational risk, cybersecurity risks and risks from inflation and/or deflation. Management is responsible for the day-to-day management of risks faced by the Company, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In its risk oversight role, the Board seeks to ensure that the risk management processes designed and implemented by management are adequate. The Board periodically consults with management regarding the Company's risks. In addition, the Audit Committee periodically reviews with management and independent registered public accounting firms the adequacy and effectiveness of the Company's policies for assessing and managing risk.

DIRECTOR REMUNERATION

Director Compensation for fiscal year ended 2024

In December 2023, our Compensation Committee retained the services of an independent compensation consultant, the "Compensation Consultant," to evaluate and make recommendations for the non-employee director compensation commencing in fiscal year 2024. Based on information provided by the Compensation Consultant, the Compensation Committee approved a compensation policy for its non-employee directors for fiscal year 2024. In January 2024, the Board approved, on the recommendation of the Compensation Committee, a new all cash non-employee director compensation policy for 2024 consisting of an annual cash retainer of $60,000 and an equity award anticipated to have a value of $140,000, pursuant to and subject to the adoption by the stockholders of the 2024 Plan, as well as annual cash compensation for committee service ranging from $8,000 to $20,000 for chairing a committee and $4,000 to $10,000 for service as a committee member, as follows.

Name	Annual Retainer
Annual Cash Retainer for Board Membership	$ 60,000
Annual Equity Award for Board Membership	$140,000
Audit Committee Member (other than the Chair)	$ 10,000
Audit Committee Chair	$ 20,000
Compensation Committee Member (other than the Chair)	$ 5,000
Compensation Committee Chair	$ 10,000
Nominating and Corporate Governance Committee Member (other than the Chair)	$ 4,000
Nominating and Corporate Governance Committee Chair	$ 8,000

Vote Required for Approval

The approval of the Director Election Proposal requires a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. This means that the five director nominees who receive the highest number of shares voted "FOR" their election are elected.

Failure to vote by proxy or to vote in person at the Annual Meeting, "WITHHOLD" votes and broker non-votes will have no effect on the Director Election Proposal.

Recommendation of the Board


**THE BOARD RECOMMENDS THAT XBP STOCKHOLDERS
VOTE "FOR" THE DIRECTOR ELECTION PROPOSAL.**


The existence of financial and personal interests of one or more of XBP's directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of XBP and its stockholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, XBP's officers have interests that may conflict with your interests as a stockholder. See "Risk Factors -Risks Relating to the Restructuring — Our directors and officers have financial and other incentives that may influence them to support the Restructuring without regard to the interests of public stockholders, which could subject us to litigation or regulatory scrutiny."


COMMITTEES OF THE BOARD OF DIRECTORS


The Board has three standing committees: an audit committee, a compensation committee and a nominating committee. The Company may from time to time establish other committees. Copies of the charters for each committee are available on the Investor Relations — Governance — Documents & Charters section of our website at investors.xbpeurope.com. These documents are also available upon written request to: Investor Relations, XBP Europe Holdings, Inc., 1237 7th St., Santa Monica, CA 90401. Information concerning these Committees is set out below.

Audit Committee

The members of our audit committee consist of James G. Reynolds, J. Coley Clark and Martin P. Akins. Mr. Reynolds serves as the chairperson of the audit committee. Under the Nasdaq Listing Rules, we are required to have at least three (3) members on the audit committee. The Nasdaq Listing Rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be composed solely of independent directors, and each member qualifies as an independent director under applicable rules. Each of Mr. Reynolds, Mr. Clark and Mr. Akins is financially literate and Mr. Reynolds qualifies as an "audit committee financial expert" as defined in applicable SEC rules.

The functions of this committee include, among other things:

- retaining an independent registered public accounting firm to act as the Company's independent auditors;

- setting the compensation of the Company's independent auditors;

- overseeing the work done by the Company's independent auditors;

- pre-approving all audit and permitted non-audit and tax services that may be provided by the Company's independent auditors or other registered public accounting firms, and establishing policies and procedures for the Committee's pre-approval of such permitted services;

- at least annually, obtaining and reviewing a written statement by the Company's independent auditors that describes all relationships between the firm and the Company or any of its subsidiaries; and discussing with the independent auditors this report and any relationships or services that may impact the objectivity and independence of the auditors;

- at least annually, evaluating the qualifications, performance and independence of the Company's independent auditors;

- reviewing and discussing with the Company's independent auditors (1) the auditors' responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (2) the overall audit strategy, (3) the scope and timing of the annual audit, (4) any significant risks identified during the auditors' risk assessment procedures and (5) when completed, the results, including significant findings, of the annual audit;

- reviewing and discussing with the Company's independent auditors (1) all critical accounting policies and practices to be used in the audit; (2) all alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the auditors; and (3) other material written communications between the auditors and management;

- reviewing with management and the Company's independent auditors: any major issues regarding accounting principles and financial statement presentation;

- reviewing with management and the Company's independent auditors the adequacy and effectiveness of the Company's financial reporting processes, internal control over financial reporting and disclosure controls and procedures;

- reviewing and discussing with the Company's independent auditors and management the Company's annual audited financial statements (including the related notes) and the form of audit opinion to be issued by the auditors on the financial statements;

- setting clear Company hiring policies for employees or former employees of the Company's independent auditors;

- establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters; and

- reviewing, approving and overseeing any transaction between the Company and any related person on an ongoing basis and to develop policies and procedures for the Committee's approval of related party transactions.

Compensation Committee

The members of our compensation committee consist of James G. Reynolds, J. Coley Clark and Martin P. Akins. Mr. Clark serves as the chairperson of the compensation committee. Under the Nasdaq Listing Rules, we are required to have at least two members on the compensation committee. The Nasdaq Listing Rules require that the compensation committee of a listed company (other than that of a "controlled company," which the Company is) be composed solely of independent directors, and each of James G. Reynolds, J. Coley Clark and Martin P. Akins qualify as independent directors under applicable rules.

The functions of this committee include, among other things:

- reviewing and approving annually the corporate goals and objectives applicable to the compensation of the CEO, evaluating at least annually the CEO's performance in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation;

- approving the compensation of all other executive officers;

- reviewing, approving and, when appropriate, recommending to the Board for approval, incentive compensation plans and equity-based plans, and where appropriate or required, recommending for approval by the stockholders of the Company;

- reviewing and approving and, when appropriate, recommending to the Board for approval, any employment agreements and any severance arrangements or plans;

- reviewing, approving and, when appropriate, recommending to the Board for approval, all employee benefit plans for the Company;

- reviewing the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking, reviewing and discussing at least annually the relationship between risk management policies and practices and compensation, and evaluating compensation policies and practices that could mitigate any such risk;

- reviewing director compensation for service on the Board and Board committees at least once a year and recommending any changes to the Board;

- reviewing the Company's compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers and with all other applicable laws affecting employee compensation and benefits; and

- assisting the Board in its oversight of the development and implementation of the Company's human capital management.

Nominating and Corporate Governance Committee

The members of our nominating committee consist of James G. Reynolds, J. Coley Clark and Martin P. Akins. Mr. Reynolds serves as the chairperson of the nominating committee**.** The Nasdaq Listing Rules require that the nominating committee of a listed company (other than that of a "controlled company," which the Company is) be composed solely of independent directors, and each of James G. Reynolds, J. Coley Clark and Martin P. Akins qualify as independent directors under applicable rules.

The functions of this committee include, among other things:

- determining the qualifications, qualities, skills, and other expertise required to be a director;

- identifying and screening individuals qualified to become members of the Board;

- making recommendations to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote;

- developing and recommending to the Board corporate governance guidelines, reviewing these guidelines and recommending any changes to the Board, and overseeing the Company's corporate governance practices; and

- identifying and making recommendations to the Board regarding the selection and approval of candidates to fill any vacancies that may occur.

The Nominating and Corporate Governance Committee will evaluate candidates proposed by shareholders for nomination as directors under criteria similar to the evaluation of other candidates. Our bylaws provide that shareholders seeking to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not more than 120 days or less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to shareholders or made public, whichever occurs first. Our bylaws specify requirements as to the form and content of a shareholder's notice. These provisions may preclude shareholders from making nominations for directors at an annual meeting of shareholders.

Code of Ethics

The Board has adopted a code of business conduct and ethics ("Code of Ethics") that applies to all of the Company's directors, officers and employees in accordance with applicable federal securities laws. The Code of Ethics is available on the Corporate Governance section of the Company's website at www.xbpeurope.com. In addition, the Company intends to post on the Corporate Governance section of the Company's website all disclosures that are required by law or the listing standards of the Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Ethics rather than by filing a Current Report on Form 8-K.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to, among other things, director qualifications, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees.

Insider Trading Policy

The Board has adopted an insider trading policy that applies to our employees, directors, and certain consultants. This policy prohibits, among other things, trading of the company securities during specified blackout periods and engaging in short sales of company securities.

Hedging and Pledging Transactions

Pursuant to our insider trading policy, we discourage our employees, directors and officers from engaging in hedging transactions, including the use of financial instruments, such put options, call options or similar derivative securities. If a person subject to the policy determines that they must engage in such a transaction, the transaction must comply with our pre-clearance and blackout processes. Our directors, officers and other employees are not prohibited from pledging our securities.

THE AUDITOR RATIFICATION PROPOSAL (PROPOSAL 2)

UHY LLP currently serves as our independent registered public accounting firm. After consideration of UHY LLP qualifications and past performance, the Audit Committee has selected, and the Board ratified the selection of UHY LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. The Board has directed that management submit the selection of UHY LLP for ratification by our stockholders at the Annual Meeting. Representatives of UHY LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of UHY LLP as our independent registered public accounting firm. However, the Audit Committee has opted to submit the selection of UHY LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain UHY LLP. Even if the selection is ratified, the Audit Committee or the Board, in their discretion, may direct the appointment of different independent auditors at any time during our fiscal year if they determine that such a change would be in the best interests of XBP and its stockholders.

Vote Required for Approval

The affirmative vote of the holders of a majority of the voting power of the shares of XBP common stock present by virtual attendance or represented by proxy and entitled to vote on the matter at the Annual Meeting will be required to ratify the selection of UHY LLP. Abstentions and broker non-votes will have no effect on this Proposal.

Recommendation of the XBP Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE THEIR SHARES "FOR" THE AUDITOR RATIFICATION PROPOSAL.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees for professional audit services and other services rendered by UHY LLP to us (including Legacy XBP) for the years ended December 31, 2025 and 2024.

As a smaller reporting company, we are currently exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and as a result, our audit fees are significantly lower than if we were required to provide an auditor attestation under Section 404(b). Depending on our public float as of June 30, 2025, we may become subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025, which will require us to incur significant additional costs and to re-assess our required audit services for the fiscal year ended December 31, 2025 with our independent registered public accounting firm.

Independent Registered Public Accounting Firm's Fees and Services

UHY was appointed as our independent registered accounting firm in December 2024, upon the dismissal of Withum. UHY has audited the financial statements of Legacy XBP since 2022. The fees of UHY presented below are not representative of the fees to be billed by UHY for XBP as a public company, but are presented solely to provide our stockholders with a basis to understand our historical relationship with UHY.

The following table presents the aggregate fees billed by UHY (including Legacy XBP, in the case of UHY), for the fiscal years ended December 31, 2024 and 2023. These fees are categorized as audit fees, audit-related fees, tax fees and all other fees. The nature of the services provided in each category is described following the table.

	Year Ended December 31,	
	2024	**2023**[2]
Audit Fees[1]	$1,285,000	$1,242,686
Audit-Related Fees		
Audit-Related Fees		
All Other Fees		
Total fees	$1,285,000	$1,242,686

---

(1) Includes fees incurred on the annual audit, quarterly reviews and reviews of registration and proxy statements.

(2) As described above, UHY was appointed as our independent registered accounting firm in December 2023, upon the dismissal of Withum. UHY has audited the financial statements of our subsidiaries prior to the Business Combination since 2022. The fees of UHY presented above with respect to fiscal year ended December 31, 2023 include such prior fees.

Pre-Approval Policies and Procedures of the Audit Committee

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm, the scope of services provided by our independent registered public accounting firm and the fees for the services to be performed. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Our independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by our independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee currently consists of three independent directors, each of whom has been determined by the Board to meet the heightened independence criteria applicable to Audit Committee members and to satisfy the financial literacy requirements of the Nasdaq Listing Rules and the applicable rules of the SEC. The Audit Committee is responsible, under its charter, for oversight of our independent registered public accounting firm, which reports directly to the Audit Committee. The Audit Committee has the authority to retain and terminate the independent registered public accounting firm, to review the scope and terms of the audit and to approve the fees to be charged. The Audit Committee monitors our system of internal control over financial reporting, and management's certifications as to disclosure controls and procedures and internal controls for financial reporting. Our management and independent registered public accounting firm, not the Audit Committee, are responsible for the planning and conduct of the audit of our consolidated financial statements and determining that the consolidated financial statements are complete and accurate and prepared in accordance with U.S. generally accepted accounting principles.

The Audit Committee has met and held discussions with management and our independent registered public accounting firm (with and without management) and has reviewed and discussed the audited consolidated financial statements and related internal control over financial reporting with management and our independent registered public accounting firm.

The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees.

Our independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with our independent registered public accounting firm that firm's independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC.

Respectfully submitted by the members of the Audit Committee of the Board:

James G. Reynolds (Chair)

J. Coley Clark

Martin P. Akins

The information contained in the report of our Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Exchange Act or the Securities Act unless and only to the extent that we specifically incorporate it by reference.

THE CHARTER AMENDMENT PROPOSALS (PROPOSALS 3A THROUGH 3D)

The following sets forth a summary of the Charter Amendment Proposals. This summary is qualified by reference to the complete text of the proposed Amended Charter, a copy of which is attached as *Annex A*. All XBP stockholders and other interested parties are encouraged to read the proposed Amended Charter in its entirety for a more complete description of its terms.

Name Change (Proposal 3A).   The name of XBP shall be changed from "XBP Europe Holdings, Inc." to "XBP Global Holdings, Inc."

Increase in Authorized Shares (Proposal 3B).   The number of authorized shares from 210,000,000, consisting of 200,000,000 shares of XBP common stock, each with a par value of $0.0001, and 10,000,000 shares of XBP preferred stock, each with a par value of $0.0001, shall be increased to 420,000,000 consisting of 400,000,000 shares of XBP common stock, and 20,000,000 shares of XBP preferred stock.

75% Approval Provisions (Proposal 3C).   To amend certain provisions in the XBP Charter (a) to remove the existing staggered board, (b) to reestablish the right for stockholders to vote by written consent without a meeting except in the case of (i) the election of directors and (ii) the approval of a merger, consolidation, conversion, or sale of all or substantially all assets, and (c) to amend the existing corporate opportunities waiver to clarify the circumstances where the waiver will not apply.

Amendment and Restatement of the XBP Charter (Proposal 3D).   The existing XBP Charter will be amended and restated in its entirety with the Amended Charter. Conditioned upon the receipt of the requisite vote on Proposals 3A to 3C, Proposal 3D provides approval for the proposed Amended Charter, which includes approval of all other changes in the proposed Amended Charter in connection with replacing the existing XBP Charter with the proposed Amended Charter and making any conforming amendments should any proposal fail to pass.

Why XBP is Seeking Stockholder Approval

As described above, on July 3, 2025 we purchased the BPA Group pursuant to a MIPA. The BPA Group was acquired for nominal consideration since almost all of the material assets of the BPA Group are held by entities that filed the Chapter 11 Cases. On May 7, 2025, the Debtors filed a plan of reorganization in the Chapter 11 Cases, which we refer to herein as the Plan, and which incorporates the terms of a global and comprehensive settlement reached in the Chapter 11 Cases among the Debtors, the Consenting Creditors, the Consenting ETI Entities, and the committee of unsecured creditors in the Chapter 11 Cases. The material terms of the Restructuring contemplated under the Plan are described in the section entitled "Background" above. On July 3, 2025, we entered into the Transaction Support Agreement with the Debtors. In the Transaction Support Agreement we and the Debtors have agreed, among other things, to support and take all commercially reasonable actions necessary and appropriate to facilitate the Plan, including, in our case, seeking the shareholder approvals for Proposals 3 to 5, as further described in this proxy statement, and thereafter issuing up to 88,432,239 shares of XBP common stock as contemplated by the Plan (in addition to any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan).

In connection with the Restructuring, XBP is asking its stockholders to approve the Amended Charter and other related proposals.

Effect of Proposal

If approved, (i) the name of XBP shall be changed to "XBP Global Holdings, Inc.", (ii) the number of authorized shares from 210,000,000, consisting of 200,000,000 shares of XBP common stock, and 10,000,000 shares of XBP preferred stock, shall be increased to 420,000,000 consisting of 400,000,000 shares of XBP common stock, and 20,000,000 shares of XBP preferred stock, (iii) certain provisions in the XBP Charter will be amended (A) to remove the existing staggered board, (B) to reestablish the right for stockholders to vote by written consent without a meeting except in the case of (x) the election of directors and (y) the approval of a merger, consolidation, conversion, or sale of all or substantially all assets, and (C) to amend the existing corporate opportunities waiver to clarify the circumstances where the waiver will not apply, and (iv) the existing XBP Charter will be amended and replaced with the Amended Charter.

Vote Required for Approval

This Charter Amendment Proposals (other than Proposal 3C) will be approved and adopted only if the holders of at least a majority of the issued and outstanding shares of XBP common stock vote "FOR" the Charter Amendment Proposals. The approval of Proposal 3C requires the affirmative vote of 75% of the voting power of all of the then-outstanding shares of capital stock of XBP entitled to vote generally in the election of directors at the meeting voting together as a single class. Failure to vote by proxy or to vote in person at the Annual Meeting, abstentions and broker non-votes will have the same effect as a vote "AGAINST" the Charter Amendment Proposals.

Each of the Charter Amendment Proposals *is not* conditioned on the approval of any other proposal set forth in this proxy statement. As such, if any of the Charter Amendment Proposals fail to receive the required votes, the Company shall nevertheless be entitled to amend the XBP Charter in accordance with the Proposals that received the required votes and to make any conforming amendments should any proposal fail to pass.

Recommendation of the Board

**THE BOARD RECOMMENDS THAT XBP STOCKHOLDERS VOTE "FOR"
APPROVAL OF EACH OF THE CHARTER AMENDMENT PROPOSALS.**

The existence of financial and personal interests of one or more of XBP's directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of XBP and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, XBP's officers have interests that may conflict with your interests as a stockholder. See "Risk Factors -Risks Relating to the Restructuring — Our directors and officers have financial and other incentives that may influence them to support the Restructuring without regard to the interests of public stockholders, which could subject us to litigation or regulatory scrutiny."

THE NASDAQ PROPOSAL (PROPOSAL 4)

Overview

XBP is proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635 (a), (b) and (d). The issuance of shares by the Company in the Restructuring may trigger certain requirements under the Nasdaq Listing Rules, specifically Rules 5635(a), (b), and (d), require the Company to obtain stockholder approval in certain circumstances in connection with the issuance of such securities.

Nasdaq Listing Rule 5635(a) requires stockholder approval prior to the issuance of securities in connection with the acquisition of another company. Specifically, the requirement for stockholder approval applies if:

- the securities have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock), unless such securities are issued in a public offering.

- the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities, unless such securities are issued in a public offering.

- any director, officer, or "Substantial Shareholder" (as defined by Rule 5635(e)(3)) of a company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions, and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

Nasdaq Listing Rule 5635(b) requires stockholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of a company.

Nasdaq Listing Rule 5635(d) requires stockholder approval for a transaction other than a public offering involving the sale, issuance, or potential issuance by a company of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

The Nasdaq Proposal

The XBP Board is requesting stockholders of the Company to approve the Nasdaq Proposal which seeks stockholder approval of the Company's issuance of shares of XBP common stock in connection with the Restructuring. Specifically, in connection with the Restructuring the Company expects to issue up to 88,432,239 shares of XBP common stock or 246% of the shares of XBP common stock currently outstanding (in each case without taking into account shares that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan).

In connection with the Restructuring, the Company will issue up to 88,432,239 new shares of XBP common stock consisting of:

- Up to 74,437,837 new shares of XBP common stock in partial satisfaction of Allowed Note Claims.

- Up to 7,361,984 new shares of XBP common stock as payment for certain debt funding commitment or arrangement fees to be paid to Gates Capital, Avenue Capital, and one other lender for funding certain indebtedness to be incurred in connection with the Plan.

- Up to 6,632,418 shares of XBP common stock issuable upon cash exercise of a warrant to be issued to an ETI affiliate in connection with the Plan.

In addition, the Plan contemplates certain fundings that may, or may not occur, namely:

- Up to 4,762,880 new shares of XBP common stock consisting of 3,617,683 new shares of XBP common stock issuable to ETI affiliates if they fund the $18 million funding obligation under the

Plan and elect to purchase XBP common stock at a $4.98 per share valuation instead of Rollover Exit Notes plus 1,145,197 shares to paid as a commitment fee for such funding.

- Up to 3,014,735 new shares of XBP common stock issuable to ETI affiliates if they fund up to $15 million of transaction taxes related to the Acquisition and the Restructuring and elect to purchase XBP common stock at a $4.98 per share valuation instead of Rollover Exit Notes; and/or

  If transaction taxes related to the Acquisition and Restructuring exceed $25 million, the number of shares issuable at a $4.98 per share valuation, if ETI or its affiliates elects to fund such additional funding obligation under the Plan through the purchase of XBP common stock instead of Rollover Exit Notes.

The precise number of shares to be issued will depend on various factors, including Plan participant participation in funding and their selection of equity versus debt for purchase. The number of shares issuable pursuant to the warrant referred to above or any shares to be issued following the Restructuring and the agreed purchase price therefor will be subject to customary adjustments following issuance for certain corporate events such as a stock split.

In connection with the Restructuring and before any issuances of XBP common stock by the Company, XCV-EMEA (a Debtor not yet owned by the Company) will cause the 21,802,364 shares of XBP common stock held by its subsidiary BTC, which is the majority shareholder of the Company, to be distributed to the holders of Allowed Notes Claims. Consequently, in the Restructuring, the Company will be issuing shares to existing shareholders, and following the Restructuring, no single shareholder is expected to have majority control. Post-Restructuring, ETI is expected to beneficially own approximately 15.9% to 27.9%, Gates Capital is expected to beneficially own approximately 24.3% to 27.7% of the Company's outstanding shares, and Avenue Capital is expected to beneficially own approximately 9.7% to 11.2% of the Company's outstanding shares with all other holders having less than 10% (in each case taking into account shares issuable upon cash exercise of the warrant issued in connection with the Restructuring, but without taking into account any shares of our common stock that may be purchased by ETI or its affiliates to satisfy certain funding obligations under the Plan) (percentages would vary depending on funding participation and share counts and percentages are based on the amount of Allowed Notes Claims held by each of these parties as of the date of this proxy statement (the number could change if any of these parties were to acquire additional Allowed Notes Claims following the date hereof (and the approval sought hereby seeks to encompass the share issuance with respect to any of such additional Allowed Notes Claims).

Additionally, pursuant to the Plan, certain Consenting Creditors, including Gates Capital and Avenue Capital, will have the one time-right to designate four members of the Company's Board on behalf of all the recipients of our common stock under the Plan. ETI affiliates had the right to designate two directors, and designated Par Chadha and James Reynolds to continue serving on the Board alongside Andrej Jonovic, XBP's Chief Executive Officer. In addition, a lead independent director will be selected from the independent directors by a majority vote of the directors. As of the date of this proxy statement, the four (4) new director nominees have not been finalized or been engaged by the Company to serve upon the consummation of the Restructuring.

Separately, we have discussed the interests of certain officers and directors and a Substantial Shareholder in the Plan.

The Company is seeking stockholder approval of the Nasdaq Proposal to the extent the XBP common stock issuances pursuant to the Restructuring are deemed to require stockholder approval under Nasdaq Listing Rule 5635(a). Moreover, if the Company's issuances pursuant to the Restructuring are deemed to result in a change of control, stockholder approval under Nasdaq Listing Rule 5635(b) may be deemed to be required.

Finally, regarding Nasdaq Listing Rule 5635(d), in the Restructuring, holders of Allowed Notes Claims will receive 0.2008 shares of XBP common stock per dollar of Allowed Notes Claims, which constitutes a $4.98 per share valuation. The per share valuation was determined by having an independent valuation firm value the Company on an equity basis prior to giving effect to the Acquisition and Restructuring. This valuation is nearly five times the closing share price of the XBP common stock on the Nasdaq stock market on July 14, 2025, which was $0.94 per share. Accordingly, this share price exceeds the "minimum price" set forth in Nasdaq Listing Rule 5635(d) as of the date of this proxy statement. However, the Board is seeking stockholder approval of the issuance of shares of XBP common stock pursuant to the Restructuring under Nasdaq Listing Rule 5635(d) as a precautionary measure to address any potential requirement for stockholder approval at the time of issuance.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting, assuming that a quorum is present. Failure to vote by proxy or to vote online at the Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Nasdaq Proposal.

This Proposal 4 *is not* conditioned on the approval of any other Proposal in this proxy statement.

Recommendation of the Board


**THE BOARD RECOMMENDS THAT XBP STOCKHOLDERS VOTE "FOR"
THE APPROVAL OF THE NASDAQ PROPOSAL.**


The existence of financial and personal interests of one or more of XBP's directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of XBP and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, XBP's officers have interests in the Proposals that may conflict with your interests as a stockholder. See "Risk Factors -Risks Relating to the Restructuring — Our directors and officers have financial and other incentives that may influence them to support the Restructuring without regard to the interests of public stockholders, which could subject us to litigation or regulatory scrutiny."

THE REVERSE STOCK SPLIT PROPOSAL (PROPOSAL 5)

Overview

At the Annual Meeting, stockholders will be asked to adopt an amendment to the XBP Charter to effect a reverse stock split of our issued and outstanding common stock by a numerical ratio of not less than 1-for-3 and not more than 1-for-15, with the exact ratio, if approved and effected at all, to be set within that range at the discretion of the XBP Board if deemed in the best interests of stockholders, and publicly announced by XBP during 2025, following approval at the Annual Meeting (the "Reverse Stock Split"); however, it is expected that such determination and announcement shall promptly follow the Annual Meeting to align with the timing of our requested exception from Nasdaq, as discussed further below. The proposed amendment to the XBP Charter (as amended by the Charter Amendment Proposals) reflecting the Reverse Stock Split is included in *Annex D* to this proxy statement. By approving this Proposal 5, stockholders would give the XBP Board the authority, but not the obligation, to effect the Reverse Stock Split and full discretion to approve the ratio at which shares of XBP common stock will be reclassified, from and including a ratio of 1-for-3 and up to and including a ratio of 1-for-15. The ratio (if any) selected by the Board for the Reverse Stock Split would be publicly disclosed by XBP to the stockholders during 2025, following approval at the Annual Meeting.

We are requesting stockholder approval to effect the Reverse Stock Split at a ratio of not less than 1-for-3 and not more than 1-for-15, with the exact ratio determined by the Board and publicly announced by XBP during 2025, following approval at the Annual Meeting, to provide the Board with the flexibility to determine the appropriate ratio for the Reverse Stock Split, if deemed in the best interests of stockholders based upon our financial results, long-term outlook, corporate strategy, market factors and our perception in the market. However, the Board reserves the right to elect not to proceed with the Reverse Stock Split, even if approved, and to abandon the Reverse Stock Split if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of our stockholders. No further action by the stockholders will be required for the Board to either implement or abandon the Reverse Stock Split. For the avoidance of doubt, except as otherwise specified herein, all share and dollar amounts set forth in this proxy statement are on a pre-Reverse Stock Split basis.

If the Board does not effect the Reverse Stock Split during 2025, any authority granted to the Board by our stockholders pursuant to this Proposal will terminate.

Reasons for the Reverse Stock Split

XBP common stock is traded on Nasdaq under the symbol "XBP." XBP warrants are listed on Nasdaq under the symbol "XBPEW."

The Board has authorized the resolution to seek stockholder approval to effect the Reverse Stock Split because we believe that the Reverse Stock Split will make our common stock more attractive to a broader range of institutional and other investors and if necessary to help satisfy The Nasdaq's continued listing requirements and/or the listing requirements of another exchange if deemed in the best interests of stockholders. It is our understanding that the current market price of our common stock may affect its acceptability to certain institutional investors, professional investors, and other members of the investing public. It is also our understanding that many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of our common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. However, some investors may view the Reverse Stock Split negatively because it reduces the number of shares of XBP common stock available in the public market.

Reducing the number of outstanding shares of our common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our common stock. However, other factors, such as our financial results, market conditions, long-term outlook, corporate strategy and the market perception of our business may adversely affect the market price of our common stock. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the market price of our common stock will increase following the Reverse Stock Split, that the market price of our common stock will not decrease in the future, or that our common stock will achieve a high enough price per share to permit its continued listing by Nasdaq.

Certain Risks Associated with the Reverse Stock Split

In evaluating the proposed Reverse Stock Split, the Board also took into consideration certain risks associated with reverse stock splits generally, including the negative perception of reverse stock splits held by some investors, analysts and other stock market participants, the fact that the stock price of some companies that have effected reverse stock splits has subsequently declined back to pre-reverse stock split levels, and the risks described below.

There can be no assurance that the total market capitalization of our common stock (the aggregate value of our common stock at the then market price) after the implementation of the Reverse Stock Split will be equal to or greater than the total market capitalization before the Reverse Stock Split or that the per share market price of our common stock following the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split.

There can be no assurance that the market price per share of our common stock after the Reverse Stock Split will remain unchanged or increase in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split. For example, based on the closing price of our common stock on July 11, 2025, of $0.93 per share, if the Board were to implement the Reverse Stock Split and utilize a ratio of 1-for-5, we cannot assure you that the post-split market price of our common stock would be $4.65 (that is, $0.93 multiplied by 5) per share or greater. The market price of our common stock may fluctuate and potentially decline after the Reverse Stock Split.

Accordingly, the total market capitalization of our common stock after the Reverse Stock Split when and if approved and effected may be lower than the total market capitalization before the Reverse Stock Split. Moreover, in the future, the market price of our common stock following the Reverse Stock Split may not exceed or remain higher than the market price prior to the Reverse Stock Split.

If the Reverse Stock Split is approved and effected, the resulting per-share market price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that the Reverse Stock Split will result in a per-share market price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after the Reverse Stock Split is approved and effected may result in a greater percentage decline than would occur in the absence of the Reverse Stock Split.

If the Reverse Stock Split is approved and effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of the Reverse Stock Split.

The market price of our common stock will, however, also be based upon our performance and other factors, which are unrelated to the number of shares of XBP common stock outstanding.

The effect of the Reverse Stock Split could make it harder to comply with certain Nasdaq listing requirements.

Following the effectiveness of any Reverse Stock Split approved by the stockholders, current stockholders will hold fewer shares of XBP common stock, with such number of shares dependent on the specific ratio for the Reverse Stock Split. For example, if a 1-for-5 Reverse Stock Split is implemented, a "round-lot" stockholder owning an aggregate of 300 shares of XBP common stock prior to the Reverse Stock Split would hold 60 shares of XBP common stock following the Reverse Stock Split. This could ultimately lead to fewer round lot holders and jeopardize XBP's ability to comply with Nasdaq's listing requirements regarding round lot holders.

If we are unable to comply with Nasdaq's continued listing requirements, our common stock could be delisted, which could affect the price of our XBP common stock and liquidity and reduce our ability to raise capital.

We can provide no assurance that any such action taken by us would be successful, or would allow us to stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future noncompliance with Nasdaq's listing requirements. Such a delisting or even notification of failure to comply with such requirements would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. Furthermore, if our common stock were delisted it could adversely affect our ability to obtain financing for the continuation of our operations and our ability to attract and retain employees by means of equity compensation and/or result in the loss of confidence by investors.

Because the number of authorized shares of our common stock will not be reduced proportionately, Reverse Stock Split will increase the Board's ability to issue authorized and unissued shares without further stockholder action.

Because the number of authorized shares of our common stock will not be reduced proportionately, the Reverse Stock Split will increase the Board's ability to issue authorized and unissued shares without further stockholder action. Without taking into account the impact of the proposed Reverse Stock Split, we already have a substantial number of authorized but unissued shares of stock, the issuance of which would be dilutive to our existing stockholders and may cause a decline in the trading price of our common stock. With respect to authorized but unissued and unreserved shares, we could also use such shares to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management. Other than the foregoing, there are no existing plans, arrangements or understandings relating to the issuance of any of the authorized, but unissued and unreserved shares, whether available as a result of the proposed Reverse Stock Split or otherwise.

Effecting the Reverse Stock Split; Board Discretion to Implement Reverse Stock Split

If adopted by stockholders at the Annual Meeting and the Board decides that it is in the best interests of XBP and our stockholders to file the proposed amendment to the XBP Charter to effect the Reverse Stock Split, the Board will establish an appropriate ratio for the Reverse Stock Split based on several factors existing at such time, XBP will publicly announce the ratio selected by the Board and we will subsequently file an amendment to the XBP Charter, in the form of the proposed amendment to XBP Charter attached in *Annex D*. The Board will consider, among other factors, prevailing market conditions, the likely effect of the Reverse Stock Split on the trading price of our common stock and on our compliance with applicable Nasdaq listing requirements, and the marketability and liquidity of our common stock. The Board will also determine the appropriate timing for filing the amendment to our XBP Charter with the Secretary of State of the State of Delaware to effect the Reverse Stock Split. If, for any reason, the Board deems it advisable, the Board in its sole discretion, may abandon the Reverse Stock Split at any time prior to the effectiveness of the amendment to our XBP Charter, without further action by our stockholders. Assuming the Board determines that it is in the best interests of XBP and our stockholders to proceed with the Reverse Stock Split, the Reverse Stock Split will be effective as of the date and time set forth in the amendment to XBP Charter that is filed with the Secretary of State of the State of Delaware (the "Effective Time").

At the Effective Time, without any further action on the part of XBP or our stockholders, the outstanding shares of XBP common stock held by stockholders of record as of the Effective Time will be reclassified and combined into a lesser number of shares of XBP common stock based on the ratio selected by the Board and publicly announced by the Company. For example, if the Board approves a ratio of 1-for-5, a stockholder who holds 500 shares of XBP common stock as of the Effective Time will hold 100 shares of XBP common stock following the Reverse Stock Split.

Effect on Outstanding Shares, Options, and Certain Other Securities

If the Reverse Stock Split is adopted and effected, the number of shares of our common stock owned by each stockholder will be reduced in the same proportion as the reduction in the total number of shares outstanding, such that the percentage of our common stock owned by each stockholder will remain unchanged, except for any de minimis change resulting from the treatment of any fractional shares that such stockholder would have received as a result of the Reverse Stock Split. The number of shares of XBP common stock that may be received upon conversion, exercise or exchange, as the case may be, of outstanding options or other securities convertible into, or exercisable or exchangeable for, shares of our common stock, and the exercise or conversion prices for these securities, will also be adjusted in accordance with their terms, as of the Effective Time.

Effect on Registration and Stock Trading

XBP common stock is currently registered under Section 12(b) of the Exchange Act, and we are subject to the periodic reporting and other requirements of the Exchange Act. The proposed Reverse Stock Split will not affect the registration of our common stock under the Exchange Act. If the Reverse Stock Split is approved and effected, our common stock will receive a new CUSIP number.

Mechanics of Reverse Stock Split

If this Proposal is approved by the stockholders at the Annual Meeting and the Board decides that it is in the best interests of XBP and our stockholders to effect the Reverse Stock Split, our stockholders will be notified of the ratio for the Reverse Stock Split selected by the Board and that the Reverse Stock Split has been approved and effected. The mechanics of the Reverse Stock Split will differ depending upon whether a stockholder holds its shares of XBP common stock in brokerage accounts or "street name" or whether the shares are registered directly in a stockholder's name and held in book-entry form.

- Our stockholders who hold shares of XBP common stock in "street name" through a nominee (such as a bank or broker) will be treated in the same manner as stockholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse Stock Split for their beneficial holders. However, nominees may have different procedures for processing the Reverse Stock Split and stockholders holding shares in "street name" are encouraged to contact their nominees.

- Our registered stockholders may hold some or all of their shares of XBP common stock electronically in book-entry form under the direct registration system for securities. These stockholders will not have stock certificates evidencing their ownership of our common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Stockholders holding registered shares of our common stock in book-entry form need not take any action to receive post-Reverse Stock Split shares as a transaction statement will automatically be sent to the stockholder's address of record indicating the number of shares held.

Treatment of Fractional Shares

Stockholders who would otherwise hold fractional shares because the number of shares of XBP common stock they hold before the Reverse Stock Split is not evenly divisible, based on the Reverse Stock Split ratio approved by our Board, will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from our transfer agent, upon receipt by our transfer agent of a properly completed and duly executed transmittal letter and, in an amount per share equal to the product obtained by multiplying (a) the closing price per share of our common stock on the effective date for the Reverse Stock Split as reported on the Nasdaq, after giving effect to the Reverse Stock Split, by (b) the fraction of the share owned by the stockholder, without interest. The ownership of a fractional share interest will not give the holder any voting, dividend, or other rights, except to receive the above-described cash payment.

Effect on Authorized but Unissued Shares of Capital Stock

Currently, we are authorized to issue up to a total of 200,000,000 shares of XBP common stock, of which 35,915,548 shares were issued and outstanding as of the Record Date and 10,000,000 shares of preferred stock, of which no shares were issued and outstanding as of the Record Date. The Reverse Stock Split, if approved and effected, will not have any effect on the authorized number of shares of our common stock or preferred stock.

Accounting Consequences

The Reverse Stock Split will not affect the par value of our common stock per share, which will remain $0.0001 par value per share. As a result, as of the Effective Time, the total of the stated capital attributable to common stock and the additional paid-in capital account on our balance sheet will not change due to the Reverse Stock Split. Reported per share net income or loss will be higher because there will be fewer shares of XBP common stock outstanding.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the implementation of the Reverse Stock Split, the Board does not intend for this transaction to be the first step in a "going private transaction" within the meaning of Rule 13e-3 of the Exchange Act, and the implementation of the proposed Reverse Stock Split will not cause the Company to go private.

No Dissenters' Rights

Under the DGCL, stockholders will not be entitled to dissenters' rights with respect to the proposed amendment to the XBP Charter to effect the Reverse Stock Split, and we do not intend to independently provide stockholders with any such right.

Reservation of Right to Abandon the Amendment to XBP Charter

The Board reserves the right to abandon the proposed amendment to the XBP Charter described in this Proposal without further action by our stockholders at any time before the Effective Time, even if stockholders approve this Proposal at the Annual Meeting. By voting in favor of the adoption of the Reverse Stock Split, stockholders are also expressly authorizing the Board to determine not to proceed with, and abandon, the Reverse Stock Split if the Board should so decide.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material U.S. federal income tax consequences of the Reverse Stock Split The following discussion is a summary of the material U.S. federal income tax consequences of the proposed Reverse Stock Split to U.S. Holders (as defined below) of our Common Stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date of this proxy statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below and there can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the proposed Reverse Stock Split.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our Common Stock that, for U.S. federal income tax purposes, is or is treated as (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity or arrangement treated as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and all of its substantial decisions are subject to the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This discussion is limited to U.S. Holders who hold our Common Stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a U.S. Holder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders that are subject to special rules, including, without limitation, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, brokers, dealers or traders in securities, commodities or currencies, stockholders who hold our Common Stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar, or U.S. Holders who actually or constructively own 10% or more of the total combined voting power or total value of shares of all classes of our stock.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships (and other entities treated as partnerships for U.S. federal income tax purposes) holding our Common Stock and the partners in such entities should consult their own tax advisors regarding the U.S. federal income tax consequences of the proposed Reverse Stock Split to them.

In addition, the following discussion does not address the U.S. federal estate and gift tax, alternative minimum tax, or state, local and non-U.S. tax law consequences of the proposed Reverse Stock Split. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the proposed Reverse Stock Split, whether or not they are in connection with the proposed Reverse Stock Split.

Each stockholder should consult his, her or its own tax advisors concerning the particular U.S. federal tax consequences of the Reverse Stock Split, as well as the consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

The proposed Reverse Stock Split is intended to be treated as a "recapitalization" for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed Reverse Stock Split for U.S. federal income tax purposes.

A U.S. Holder's aggregate adjusted tax basis in the shares of our Common Stock received pursuant to the proposed Reverse Stock Split should equal the aggregate adjusted tax basis of the shares of our Common Stock exchanged therefor. The U.S. Holder's holding period in the shares of our Common Stock received pursuant to the proposed Reverse Stock Split should include the holding period in the shares of our Common Stock exchanged therefor. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of shares of Common Stock surrendered in a recapitalization to shares received in the recapitalization. U.S. Holders of shares of our Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. Holder that, pursuant to the proposed Reverse Stock Split, receives cash in lieu of a fractional share of our Common Stock should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the U.S. Holder's aggregate adjusted tax basis in the shares of our Common Stock surrendered that is allocated to such fractional share. Such capital gain or loss will be short term if the pre-Reverse Stock Split shares were held for one year or less at the effective time of the Reverse Stock Split and long term if held for more than one year. No gain or loss will be recognized by us as a result of the proposed Reverse Stock Split.

Payments of cash made in lieu of a fractional share of our Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of our Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures. Backup withholding is not an additional tax and amounts withheld will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of our Common Stock should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

The U.S. federal income tax discussion set forth above does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of such stockholder's circumstances and income tax situation. Accordingly, we urge you to consult with your own tax advisor with respect to all of the potential U.S. federal, state, local and foreign tax consequences to you of the Reverse Stock Split.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL U.S. INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

Consequences if the Reverse Split is Not Approved

If the Reverse Stock Split is not approved, there is a possibility that we could be delisted from the Nasdaq Capital Market if the minimum bid price of our securities falls below the Nasdaq minimum amounts and it is possible we will not realize the other benefits described above of having higher priced securities. If we are unable to achieve an increase in our stock price and our common stock is subsequently delisted, it could significantly and negatively affect our ability to obtain debt or equity financing in order to support Company operations.

Vote Required for Approval

The Reverse Stock Split Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting. Abstentions and broker non-votes will have no effect on this Proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE REVERSE STOCK SPLIT PROPOSAL.

THE STOCK PLAN AMENDMENT PROPOSAL (PROPOSAL 6)

The Board has approved, subject to shareholder approval, an amendment (the "Amendment") to the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan (the "Stock Plan," also referred to as the 2024 Equity Plan in this proxy statement) to (i) increase the number of shares of common stock authorized for issuance under the Stock Plan by a fixed amount of 5,000,000 shares (the "Base Increase"), and (ii) conditionally increase the share reserve to ensure that, if Proposal 4 is approved and the Restructuring consummated, the total number of shares authorized under the Stock Plan equals 10% of the Company's total common stock outstanding immediately following the completion of the Restructuring (the "Contingent Increase"). We refer to this proposal as the Stock Plan Amendment Proposal.

No other changes to the Stock Plan are being proposed at this time.

If shareholders approve this Proposal 6, and Proposal 4 is not approved or the Restructuring is not consummated, only the Base Increase will become effective. If both Proposal 6 and Proposal 4 are approved, and the Restructuring is consummated, the share reserve under the Stock Plan will be increased to equal 10% of the Company's outstanding common stock immediately following the Restructuring, including the Base Increase.

Rationale for the Amendment

The Stock Plan is a critical component of the Company's ability to attract, retain, and incentivize employees, directors, and consultants. As of the Record Date, only 294,487 shares (of the 5,520,270 shares originally authorized for issuance under the Plan) remained available under the Stock Plan for future awards, which the Board believes is insufficient to meet the Company's anticipated needs. The Base Increase is intended to provide sufficient share capacity for expected equity grants under the Company's existing compensation practices.

In addition, the proposed large share issuance contemplated by Proposal 4, if approved and the Restructuring is consummated, will significantly increase the Company's outstanding share count. In that context, the Contingent Increase is designed to maintain alignment between the Stock Plan's size and the Company's capitalization, ensuring the Company can remain competitive in recruiting and retaining key personnel following any such issuance.

Interdependency with Proposal 4 and Proposal 5

The Contingent Increase described in this Proposal 6 is contingent upon the approval and consummation of Proposal 4. If Proposal 4 is not approved, or the Restructuring is not consummated, the Contingent Increase will not take effect, and the Stock Plan share reserve will only be increased by the Base Increase. Moreover, if Proposal 5 is approved and a reverse stock split is effected the amount of the Base Increase and any Contingent Increase shall be adjusted to reflect such reverse stock split.

Shareholders are encouraged to read Proposal 4, 5 and 6 together in evaluating the implications of each and how they interact to support the Company's long-term growth and human capital needs.

Availability of Stock Plan Documents

This Proposal seeks shareholder approval of an amendment to the Stock Plan. The full text of the Stock Plan, as approved by shareholders, is available in the Company's Current Report on Form 8-K, filed with the SEC on June 20, 2024, and described in the Company's proxy statement filed with the SEC on April 29, 2024.

The text of the Plan Amendment to be adopted upon approval of this Proposal is attached as Annex E to this proxy statement.

Consequences if the Stock Plan Amendment Proposal is Not Approved

If the Stock Plan Amendment Proposal is not approved by XBP's stockholders, the Company may face limitations in its ability to issue additional shares for incentives, potentially impacting its ability to attract and retain talent. As a result, the Company may need to rely more heavily on cash compensation, which could affect its financial flexibility and resource allocation.

Vote Required for Approval

Approval of the Stock Plan Amendment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting. Abstentions and broker non-votes will have no effect on this Proposal.

Recommendation of the Board

THE BOARD RECOMMENDS THAT XBP'S STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE STOCK PLAN AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of XBP's directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of XBP and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the Proposals.

THE ADJOURNMENT PROPOSAL (PROPOSAL 7)

Overview

The Adjournment Proposal, if adopted, will allow the Board to adjourn the Annual Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to XBP's stockholders in the event that based upon the tabulated vote at the time of the Annual Meeting there are insufficient votes for, or otherwise in connection with, the approval of any of the Director Election Proposal, the Auditor Ratification Proposal, the Charter Amendment Proposals, the Nasdaq Proposal, the Reverse Stock Split Proposal, or the Stock Plan Amendment Proposal. In no event will the Board adjourn the Annual Meeting beyond the date by which it may properly do so under the XBP Charter or Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by XBP's stockholders, XBP Board may not be able to adjourn the Annual Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposals.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Annual Meeting. Abstentions and broker non-votes will have no effect on this Proposal.

Recommendation of the Board

THE BOARD RECOMMENDS THAT XBP'S STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of XBP's directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of XBP and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the Proposals. In addition, XBP's officers have interests in the Restructuring that may conflict with your interests as a stockholder. See "Risk Factors -Risks Relating to the Restructuring — Our directors and officers have financial and other incentives that may influence them to support the Restructuring without regard to the interests of public stockholders, which could subject us to litigation or regulatory scrutiny."

Executive Compensation

This section discusses the material components of the executive compensation program for the Company's executive officers who are named in the "Summary Compensation Table" below. As a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act (an "SRC"), the Company is not required to include a Compensation Discussion and Analysis and has elected to comply with the scaled disclosure requirements applicable to smaller reporting companies. The Company's named executive officers for the fiscal year ended December 31, 2024 were as follows:

- Andrej Jonovic, our Chief Executive Officer;

- Dejan Avramovic, our Chief Financial Officer;

- Vitalie Robu, our President; and

- Par Chadha, our Executive Chairman.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)[(1)(2)]	Bonus ($)[(3)]	Stock Awards ($)[(4)]	All Other Compensation ($)[(5)(6)]	Total
Andrej Jonovic..................	2024	552,000	343,157	1,079,411	—	1,974,568
Chief Executive Officer	2023	152,100	—		292	152,392
Dejan Avramovic	2024	399,000	247,445	376,472	7,206	1,030,123
Chief Financial Officer	2023	248,336	—		3,580	251,916
Vitalie Robu...................	2024	455,586	283,963	721,332	24,959	1,485,840
President, EMEA	2023	288,465	—		42,364	330,829
Par Chadha	2024	—	—	1,388,636	—	1,388,636
Executive Chairman[(7)]						

(1) Prior to the consummation of the Business Combination on November 29, 2023, our business was conducted through a wholly-owned indirect subsidiary of ETI that constituted the entirety of ETI's European business. During 2023, Messrs. Jonovic and Avramovic spent approximately 36% and 83% of their working time on our business (which takes into account the period after consummation of the Business Combination, when they spent all of their working time on our business), and the remainder of their working time during the year on other ETI business matters. Consequently, we have pro-rated the compensation paid to each of Messrs. Jonovic and Avramovic for 2023 for purposes of the Summary Compensation Table to reflect only the approximate portions of their compensation that was earned for work devoted to our business. The compensation amounts reflected in the Summary Compensation Table are not necessarily reflective of the amounts of compensation that were reflected in our financial statements for the 2023 fiscal year, primarily due to the fact that such compensation for Messrs. Jonovic and Avramovic was paid by one or more subsidiaries of ETI prior to November 29, 2023, the date of consummation of the Business Combination.

(2) With respect to Mr. Robu, the salary, bonus, and other compensation amounts have been converted from Great British pounds to U.S. dollars using the average end of month conversion ratio for 2024 of 1.00 GBP to 1.279 USD and conversion ratio for 2023 of 1.00 GBP to 1.247 USD, respectively.

(3) The 2024 bonuses consist of one-time special bonuses and bonuses payable under the Bonus Plan (as defined in and discussed in the narrative below). The amounts awarded for 2024 were not paid during 2024, but will be paid during 2025. No bonus was awarded to any of Messrs. Jonovic, Robu, or Avramovic with respect to 2023.

(4) On June 14, 2024, Mr. Jonovic was granted 877,570 restricted stock units ("RSUs") under the 2024 Equity Plan (as defined below); Mr. Robu was issued 586,449 RSUs; Mr. Avramovic was issued 306,075 RSUs; and Mr. Chadha was issued 1,128,972 RSUs. The RSUs are subject to time-based vesting conditions, with all of the underlying shares scheduled to vest in three annual installments through April 30, 2027. For such time-based vesting awards, we have included the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. There were no stock awards or other equity compensation issued to the named executive officers in 2023.

(5) The amounts reported in this column for 2023 include: (i) for Mr. Jonovic $292 for life insurance coverage, (ii) for Mr. Robu, $2,221 for the cost of his private medical insurance plan in the United Kingdom, $22,751 for a company car, contributions of $17,308 to a UK-based, defined pension plan and $84 for travel insurance; and (iii) for Mr. Avramovic, $3,580 for life and medical insurance coverage.

(6) The amounts reported in this column for 2024 include: (i) for Mr. Robu, $4,781 for the cost of his private medical insurance plan in the United Kingdom, $12,057 for a company car, contributions of $2,597 to a UK-based, defined pension plan and $78 for travel insurance; and (iii) for Mr. Avramovic, $7,206 for medical insurance coverage.

(7) Mr. Chadha sole compensation from the Company was his equity award. He does not receive salary, bonus or other benefits from the Company. Mr. Chadha was not a named executive officer in the prior

year and, therefore, in accordance with SEC regulations, only compensation information for the fiscal year in which he became a named executive officer is included in the Summary Compensation Table

Narrative to Summary Compensation Table

On June 14, 2024, the Board, upon the recommendation of the Compensation Committee, ratified and approved the following compensation for the Company's named executive officers for 2024:

Executive Officer	Base Salary	Target Annual Incentive Award[1]	Target Long-Term Incentive Award [2]
Andrej Jonovic *Chief Executive Officer*	$552,000	$552,000	$1,079,411
Dejan Avramovic *Chief Financial Officer*	$399,000	$399,000	$ 376,472
Vitalie Robu *President*	$452,588	$452,588	$ 721,332
Par Chadha *Executive Chairman*	$ —	$ —	$1,388,636

(1) The annual incentive awards were tied to the Company's financial performance for the fiscal year ended December 31, 2024, and each executive officer was eligible to earn a discretionary annual bonus based on the Company's achievement in 2024 of performance goals, weighted 50% for revenue and 50% for adjusted EBITDA, as well as a Committee discretionary element.

(2) Represents value of long-term incentive award received by each executive officer, in the form of RSUs, based on the Company's closing price of $1.23 on June 14, 2024 (the "RSU Closing Price"), the grant date of each executive officer's award. The actual number of RSUs received by each named executive officer were computed by dividing (x) the dollar value of the long-term incentive compensation award recommended by the Company's Compensation Committee by (y) a $2.14 per share valuation (instead of the June 14, 2024 closing price for the XBP common stock), resulting in a lower number of RSUs being granted to each named executive officer under the 2024 Equity Plan when compared to the proposed dollar value of such long-term incentive award using the RSU Closing Price.

The annual incentive awards were established under the Company's Executive Officer Annual Bonus Plan (the "Bonus Plan"), which was ratified, approved and adopted by the Board on June 14, 2024 upon the recommendation of the Compensation Committee. The purpose of the Bonus Plan is to motivate and reward senior officers through incentive compensation, attract and retain talent, and align individual performance with company goals. Pursuant to the Bonus Plan, executive officers of the Company selected by the Compensation Committee each year will be eligible to receive awards in amounts up to 100% of their annual base salary, based upon individual performance measures, company performance measures, or both, as determined by the Compensation Committee for each participant and year, following a recommendation from management. The awards under the plan typically will be paid in cash in the year following the plan year and are subject to the participant's continued employment through the payment date, with exceptions made for death, disability, or termination without cause.

Executive Employment Agreements

The compensation paid to Mr. Robu reflected in the summary compensation table was provided pursuant to an employment agreement entered into with HOV Global Services Limited, dated April 23, 2010, pursuant to which Mr. Robu serves as President, EMEA. The employment agreement provides for an indefinite term. During 2024, Mr. Robu's annual base salary was increased to $455,000 and pursuant to the employment agreement, is entitled to annual increases in his base salary by the greater of (i) 10% of his base salary ("Adjustment Percentage"), and (ii) the annual consumer price index of inflation published by the Office for National Statistics of the United Kingdom as of the end of the monthly period following the respective commencement date anniversary, provided that the Company may in its absolute discretion change the Adjustment Percentage, provided, however that the Adjustment Percentage may not be less than the consumer price index. The employment agreement also provides that Mr. Robu will be eligible to participate in the HOV Global Services Limited's private medical health insurance, travel insurance, and, at the expense of the HOV Global Services Limited, a life insurance plan. The severance provisions contained in

Mr. Robu's employment agreement is described below under "— *Potential Payments Upon Termination or Change in Control*." Mr. Robu's employment agreement also contains restrictive covenants, including customary confidentiality and invention assignment covenants, as well as a non-competition covenant that applies during the term of employment and a covenant not to make use of the Company's confidential information for personal purposes or on behalf of any other company during the term of employment and at all times thereafter.

During the fiscal year ended December 31, 2024, neither Messrs. Jonovic nor Avramovic were parties to an employment agreement with us or an ETI affiliated entity. During the fiscal year ended December 31, 2024, Mr. Chadha did not have an employment agreement with us, but did have an employment agreement with ETI, which is not reflected in our consolidated financial statements. As noted in the Summary Compensation Table above, Mr. Chadha's sole compensation for his services to the Company was in the form of the equity incentive.

Short-Term Incentives

As described above, the annual incentive awards to be paid to our named executive officers under the Bonus Plan are tied to the Company's financial performance for the fiscal year ended December 31, 2024, and each executive officer was eligible to earn a discretionary annual bonus based on the Company's achievement in 2024 of performance goals, weighted 50% for revenue and 50% for adjusted EBITDA, as well as a Committee discretionary element. The Compensation Committee determined that the Company had not met the 2024 revenue target and met 98.97% of the adjusted EBITDA under the Bonus Plan and thereby applied their discretion to award bonuses based on such level of attainment (i.e., slightly less than 50%): $237,157 to Mr. Jonovic, $197,445 to Mr. Avramovic and $223,157 to Mr. Robu. In addition, the Compensation Committee determined to provide one-time incremental bonuses of $70,000, $50,000, and $60,000 to each Messrs. Jonovic, Avramovic and Robu, respectively, for their success in completing identified strategic projects.

Stock Plans, Health and Welfare Plans, and Retirement Plans Health and Welfare Plans

On July 13, 2024, our stockholders approved and adopted the Company's 2024 Stock Incentive Plan (the "2024 Equity Plan") at the Company's 2024 Annual Meeting of Stockholders. Under the 2024 Equity Plan, subject to adjustment for certain changes in capitalization or other corporate events, the Company is authorized to issue up to 5,520,270 shares of XBP common stock pursuant to equity-based awards, which may be granted to eligible participants in furtherance of the Company's broader compensation strategy and philosophy. Awards granted under the 2024 Equity Plan are granted upon terms approved by the Company's Compensation Committee and set forth in an award agreement or other evidence of an award. The 2024 Equity Plan is described in greater detail in the Company's Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 29, 2024 (the "2024 Proxy Statement"), under the caption "Approval of the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan," which disclosure is incorporated herein by reference.

On June 14, 2024, the Compensation Committee approved a Form of Restricted Stock Unit Grant Notice and Agreement and Form of Option Grant Notice and Agreement to be used in connection with the grant of awards under the 2024 Equity Plan. In addition, on June 14, 2024, the Board approved non-material amendments to the 2024 Equity Plan to clarify that certain awards made after the Board adoption date but prior to the approval by stockholders to non-Section 16 employees would have a grant date under the 2024 Equity Plan as of the date of the award and to provide an exception to the minimum vesting period for equity awards made prior to stockholder approval date. None of the amendments to the 2024 Equity Plan affected any awards made to directors or executive officers under the 2024 Equity Plan. The descriptions of the 2024 Equity Plan, as amended, contained in the 2024 Proxy Statement and this proxy statement are qualified in their entirety by reference to the full text of the 2024 Equity Plan.

Our named executive officers would generally be eligible to participate in the employee benefit plans offered to employees based in the same country. Mr. Robu is entitled to participate in the private medical insurance and life insurance made available to employees in the United Kingdom. We have not yet entered into an arrangement pursuant to which Messrs. Jonovic and Avramovic, as our sole employees in the United States, will be entitled to employee benefits, including health insurance; instead we provide a stipend to

Mr. Avramovic to obtain his own coverage. We do not provide any such benefits to Messrs. Chadha and Jonovic. While Mr. Chadha has the title of Executive Chairman and has been designated a Section 16 officer, he is not presently an employee of the Company.

The Company's named executive officers would be generally eligible to participate in the retirement plans offered to those employees based in the same country. As such, Mr. Robu is entitled to participate in the pension scheme made available to employees in the United Kingdom. Messrs. Jonovic, Avramovic and Chadha do not participate in any retirement plans offered by the Company.

Clawback Policy

We have a clawback policy that covers current and former executive officers in accordance with the requirements of Exchange Act Rule 10D-1 and Nasdaq listing standards. Our compensation clawback policy has been filed as Exhibit 97.1 to the Original Report.

Outstanding Equity-Based Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2024:

	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)[1]	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)[2]
Andrej Jonovic	877,570	$ 956,551
Dejan Avramovic	306,075	$ 333,622
Vitalie Robu	586,449	$ 639,229
Par Chadha	1,128,972	$1,230,579

(1) On June 14, 2024, Mr. Jonovic was granted 877,570 restricted stock units ("RSUs") under the 2024 Equity Plan (as defined below); Mr. Robu was issued 586,449 RSUs; Mr. Avramovic was issued 306,075 RSUs; and Mr. Chadha was issued 1,128,972 RSUs. The RSU are subject to time-based vesting conditions, with all of the underlying shares originally scheduled to vest in three annual installments through April 30, 2027. None of such shares had vested as of December 31, 2024. See also *Compensation Developments* below regarding the acceleration of vesting of these awards.

(2) Based on a closing share price of our common stock on Nasdaq of $1.09 on December 31, 2024.

Policies and Practices Regarding the Timing of Equity Awards

The Company does not have a formal policy governing the timing of equity award grants in relation to the disclosure of material nonpublic information. However, as a general practice, equity awards are granted based on factors such as individual performance, market conditions, and retention objectives, rather than with a view toward the timing of material nonpublic information. The Company does not intentionally time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation, including equity awards or other performance-based incentives. In instances where the Company may possess material nonpublic information at the time equity awards are being considered, the Compensation Committee (or its delegate) may consider whether it would be appropriate to delay the grant until after such information has been disclosed, in order to avoid any potential concerns regarding the timing of the grant. The exercise price of stock options, if granted, under the 2024 Equity Plan is generally based on the closing market price of the Company's common stock on the date of grant. To date we have not issued any stock options to our named executive officers.

Potential Payments Upon Termination or Change in Control

The following summaries describe the potential payments and benefits that the Company would provide in connection with a termination of employment and/or a change in control, in each case, as of December 31, 2024, the last day of XBP Europe's 2024 fiscal year.

Vitalie Robu. Pursuant to Mr. Robu's employment agreement with HOV Global Services Limited, a subsidiary of the Company, if Mr. Robu is terminated other than for gross misconduct or material breach of the terms of his employment agreement (as further detailed in Mr. Robu's employment agreement), in addition to any statutory entitlements, Mr. Robu will be entitled to six months' prior notice or payment of his base salary in lieu thereof, payable in the form of salary continuation payments.

As of December 31, 2024, we had not entered into a written agreement or adopted a formal policy providing Messrs. Jonovic or Avramovic with severance benefits, upon a termination of his employment by us without cause. See *Compensation Developments* below regarding the potential payments to certain of our named executive officers in effect as of the date of this proxy statement.

Pay Versus Performance

This Pay Versus Performance disclosure is provided in accordance with Item 402(v) of Regulation S-K, as adopted by the SEC in 2022. This is the Company's first year providing such disclosure, following the Business Combination in 2023 and our transition out of Emerging Growth Company status that may have resulted from the Acquisition.

As an SRC, we are required to provide a Pay Versus Performance table that compares the compensation of our Named Executive Officers ("NEOs") to certain financial performance metrics. This disclosure is intended to help stockholders better understand how executive pay aligns with company performance.

Pursuant to the applicable transition rules for SRCs, the table below includes data for fiscal years 2023 and 2024 only.

We note the following important considerations when reviewing this disclosure:

- Columns (b) and (d) in the table reflect the total compensation amounts reported in the Summary Compensation Table ("SCT") for our Principal Executive Officer ("PEO") and the average for our other NEOs for each applicable year.

- Columns (c) and (e) reflect "compensation actually paid" to the PEO and the average for other NEOs, as defined under SEC rules. This calculation starts with SCT total compensation and then makes adjustments for the fair value of equity awards granted, vested, or outstanding during the fiscal year.

- These adjustments are mandated by SEC methodology and can result in figures that do not reflect actual cash paid, realized income, or economic benefit received by executives. In many cases, these amounts may differ substantially from "take-home pay" or compensation actually received in the applicable year.

- U.S. GAAP net income and Total Shareholder Return ("TSR") are included in the table below in columns (f) and (g) respectively, as required by SEC rules. However, it was not a performance metric used in our executive compensation programs for either year presented.

We caution investors to read this disclosure in context and to view "compensation actually paid" as a regulatory construct rather than an indicator of the actual compensation delivered to executives in each year.

Pay Versus Performance Table

Year(a)	SCT Total for PEO(b)	Compensation Actually Paid to PEO(c)[1]	Average SCT Total for Non-PEO NEOs(d)[2]	Average Compensation Actually Paid to Non-PEO NEOs(e)[2]	GAAP Net Income(f) (in thousands)	Company TSR(g)*
2024	$1,974,568	$1,851,708	$1,301,533	$1,207,130	$(12,366)	$ 5.74
2023	$ 152,392	$ 152,392	$ 291,013	$ 291,013	$(11,047)	$27.89

* TSR represents the total return earned by a stockholder over a specified period, assuming the investment is held throughout that period. TSR reflects changes in the Company's stock price plus the value of any dividends paid, expressed as the value of a hypothetical $100 investment made at the beginning of the measurement period. Because the Company completed Business Combination on November 29, 2023, the TSR calculation uses the closing stock price on the first trading day following the Business Combination (November 30, 2023 when our stock first traded under the symbol XBP) as the baseline for the hypothetical $100 investment allowing for a purchase of 5.26 shares based on the $19.00 closing price on such date. TSR for the period prior to this date is not presented.

(1) The following table contains a reconciliation of the amounts reflected in the SCT for Mr. Jonvic for each year covered in the pay for performance table above (as reported in column (b), above) as compared to the Compensation Actually Paid to Mr. Jonovic for each such covered year (as reported in column (c), above).

A. Jonovic Compensation Actually Paid (PEO)

Adjustment / Amount	FY 2023	FY 2024
Total Compensation from SCT	$152,392	$ 1,974,568
Less: Grant date fair value of equity awards (SCT):	$ —	$(1,079,411)
Plus: Year-end fair value of equity awards:	$ —	$ 956,551*
Plus: Change in fair value of prior year equity awards:	$ —	$ —
Plus: Fair value of equity that vested during the fiscal year:	$ —	$ —
Less: Fair value of forfeited awards during the fiscal year	$ —	$ —
Compensation Actually Paid ("CAP")	**$152,392**	**$ 1,851,708**

* 2024 RSU grants: 877,570 shares × $1.09 (Dec 31, 2024 price) = $956,551

(2) Our other named executive officers are Messrs. Avramovic, Chadha and Robu. The following tables contains a reconciliation of the amounts reflected for each of them in the SCT and the Compensation Actually Paid to each of them along with a calculation of the averages used in the table above.

D. Avramovic Compensation Actually Paid (NON-PEO NEO)

Adjustment / Amount	FY 2023	FY 2024
Total Compensation from SCT	$251,196	$1,030,123
Less: Grant date fair value of equity awards (SCT):	$ —	$ (376,472)
Plus: Year-end fair value of equity awards:	$ —	$ 333,622*
Plus: Change in fair value of prior year equity awards:	$ —	$ —
Plus: Fair value of equity that vested during the fiscal year:	$ —	$ —
Less: Fair value of forfeited awards during the fiscal year	$ —	$ —
CAP	**$251,196**	**$ 987,274**

* 2024 RSU grants: 306,075 shares × $1.09 (Dec 31, 2024 price) = $333,622

P. Chadha Compensation Actually Paid (NON-PEO NEO)

Adjustment / Amount	FY 2023	FY 2024
Total Compensation from SCT	$ —	$ 1,388,636
Less: Grant date fair value of equity awards (SCT):	$ —	$(1,388,636)
Plus: Year-end fair value of equity awards:	$ —	$ 1,230,579*
Plus: Change in fair value of prior year equity awards:	$ —	$ —
Plus: Fair value of equity that vested during the fiscal year:	$ —	$ —
Less: Fair value of forfeited awards during the fiscal year	$ —	$ —
CAP	**$ —**	**$ 1,230,579**

* 2024 RSU grants: 1,128,972 shares × $1.09 (December 31, 2024 share price) = $1,230,579

V. Robu Compensation Actually Paid (NON-PEO NEO)

Adjustment / Amount	FY 2023	FY 2024
Total Compensation from SCT	$330,829	$1,485,840
Less: Grant date fair value of equity awards (SCT):	$ —	$ (721,332)
Plus: Year-end fair value of equity awards:	$ —	$ 639,229*
Plus: Change in fair value of prior year equity awards:	$ —	$ —
Plus: Fair value of equity that vested during the fiscal year:	$ —	$ —
Less: Fair value of forfeited awards during the fiscal year	$ —	$ —
CAP	**$330,829**	**$1,403,537**

* 2024 RSU grants: 586,449 shares × $1.09 (December 31, 2024 price) = $639,229

Average NON-PEO NEO SCT Total	FY 2023	FY 2024
Total Compensation from SCT (Avramovic)	$251,196	$1,030,123
Total Compensation from SCT (Chadha)	$ —	$1,388,636
Total Compensation from SCT (Robu)	$330,829	$1,485,840
Average SCT Total*	**$291,013**	**$1,301,533**

Average NON-PEO NEO CAP	FY 2023	FY 2024
CAP (Avramovic)	$251,196	$ 987,274
CAP (Chadha)	$ —	$1,230,579
CAP (Robu)	$330,829	$1,403,537
Average CAP*	**$291,013**	**$1,207,130**

* Average for 2 NEOs (2023) and for 3 NEOs (2024).

Director Remuneration

Information regarding Director remuneration is provided under Proposal 1 above.

Compensation Developments

During March and April 2025, the Company accelerated the vesting of the outstanding RSUs held by the named executive officers and members of our Board in addition to accelerating the vesting of certain additional awards granted to such persons during February 2025 together with certain options and awards issued to our employees that are not executive officers. As a result of such accelerated vesting, grants under the 2024 Equity Plan that have not yet vested, as well as forfeitures of shares upon termination of employment or in connection with net settlements of awards for tax purposes, as of April 29, 2025, there remained 294,487 shares available for issuance under the 2024 Equity Plan.

On April 29, 2025, we adopted the Severance Plan which is applicable to Messrs. Jonovic, Robu and Avramovic and any other employee selected by the Compensation Committee to be eligible for severance benefits under the Severance Plan. The Severance Plan is intended to increase the retention of the senior leadership team and to provide severance benefits under specified circumstances to certain individuals who are in a position to contribute materially to the success of the Company. These arrangements are also intended to facilitate changes in the leadership team by setting terms for the termination of an executive officer in advance, thereby allowing a smooth transition of responsibilities when it is in the best interests of the Company.

Pursuant to the terms of the Severance Plan, if an eligible executive's employment is involuntarily terminated by the Company without "cause" prior to, or 24 months after, the occurrence of a "change in control" (as such terms are described in the Severance Plan), upon executing a release of claims in favor of the Company, such executive, will be entitled to the following benefits:

- an amount equal to 12 months' base salary, plus 100% of the target bonus for the performance period in which the termination occurs;
- continued insurance coverage paid for by the Company for up to 18 months plus related expense reimbursement up to $5,000;
- full vesting of any unvested time- or service-based stock options, stock appreciation rights, and other equity-based awards that would have vested during the 12-month period following the date of termination;
- pro rata vesting of any unvested equity-based or long-term cash-based awards subject to performance-based vesting conditions that would have vested at the end of the performance period, based on actual performance during such performance period; and
- the right to exercise any vested stock options or stock appreciation rights for up to 24 months.

The Severance Plan also provides that in the event of an executive's employment is involuntarily terminated by the Company without "cause" within 24 months following a "change in control" or an executive's employment is voluntarily terminated for "good reason" within 24 months following a "change in control," upon executing a release of claims in favor of the Company, the executive will be entitled to the following benefits:

- an amount equal to 24 months' base salary, plus 200% of the annual target bonus for the performance period in which the termination occurs in addition to a pro rated target bonus based on the period before the separation;
- continued insurance coverage paid for by the Company for up to 18 months plus related expense reimbursement up to $5,000;
- full vesting of any unvested stock options, stock appreciation rights, and other equity-based awards;
- full vesting of any unvested equity-based or long-term cash-based awards subject to performance-based vesting conditions, based on actual performance through the date of the change in control; and
- the right to exercise any vested stock options or stock appreciation rights for up to 24 months.

The Board has determined that the Restructuring, as currently contemplated would be deemed to be a "change of control" for purposes of the Severance Plan. Accordingly, if any of Messrs. Jonovic, Avramovic or Robu are terminated without cause or terminates his employment voluntarily for good reason during the 24 month period following the closing of the Restructuring, they would be entitled to the enhanced severance benefits contemplated by the Severance Plan during such period.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of shares of XBP common stock as of the Record Date by:

- each person known by XBP to be the beneficial owner of more than 5% of XBP common stock as of the Record Date;

- each of XBP's named executive officers and directors; and

- all executive officers and directors of XBP as a group as off the Record Date

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of XBP common stock is based on 35,915,548 issued and outstanding shares of XBP common stock as of the Record Date. Unless otherwise indicated, XBP believes that all persons named in the table have sole voting and investment power with respect to all XBP common stock beneficially owned by them.

Beneficial Ownership Table as of the Record Date

This table is based upon information supplied by officers, directors and principal stockholders and Schedule 13D and Forms 3 and 4 filed with the SEC. Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them. The beneficial ownership percentages of XBP common stock of the Company are based on 35,915,548 shares of XBP common stock issued and outstanding as of June 12, 2025.

Name and Address of Beneficial Owner	Ownership[4]	Percent of Class
Directors and Executive Officers[1]		
Par Chadha	1,128,972	3.1%
Andrej Jonovic	1,573,000	4.4%
Dejan Avramovic	306,075	*
Vitalie Robu	195,483	*
James Reynolds	184,857	*
J. Coley Clark	184,857	*
Martin Akins	184,857	*
All executive officers and directors as a group (seven individuals)	3,758,101	10.5%
5% or More Stockholders:		
BTC International Holdings, Inc.[2]	21,802,364	60.7%
CFAC Holdings VIII, LLC[3]	6,449,404	18.0%

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(1) Unless otherwise noted, the business address of each of the individuals is c/o XBP Europe Holdings, Inc., 1237 7th St., Santa Monica, CA 90401

(2) BTC is the record holder of the shares. BTC International is a direct, wholly owned subsidiary of XCV-EMEA. While ETI retains an indirect economic interest in these shares. XCV-EMEA is the beneficial owner. XCV-EMEA is controlled by its manager and sole voting member Bernard Zuroff. Mr. Zuroff thus is deemed to have beneficial ownership of such shares. Mr. Zuroff's principal business address is 16280 W Ellsworth Ave, Golden, Co, 80401. Following the Restructuring it is intended BTC will no longer own these shares.

(3) CFAC Holdings VIII, LLC ("Sponsor") is the record holder of the shares. Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor") is the sole member of the Sponsor. CF Group Management,

Inc., a New York corporation ("CFGM") is the managing general partner of Cantor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and is the trustee of CFGM's sole stockholder. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the shares of XBP common stock held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Includes 6,064,404 shares of XBP common stock held by CFAC and 385,000 shares of XBP common stock underlying an equal number of warrants to purchase shares of XBP common stock held by CFAC which are exercisable within 60 days. The business address of the Sponsor is 110 East 59th Street, New York, NY 10022. On November 21, 2024, Mr. Lutnick shared a statement in response to being nominated by U.S. President Donald J. Trump to serve as U.S. Secretary of Commerce in which he stated he intends to divest his interests in Cantor to comply with U.S. government ethics rules.

(4) Excludes shares of XBP common stock issuable upon the vesting of 251,340 restricted stock units in the case of Mr. Avramovic and 410,080 restricted stock units in the case of Mr. Robu which have been reported as beneficially owned in such person's Section 16 reports as permitted by the rules governing such disclosures.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

XBP

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our Audit Committee or, if the Audit Committee is not able to review the transaction for any reason, the chairman of the Audit Committee. Compensation matters regarding our executive officers or directors are reviewed and approved by our Compensation Committee. All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our stockholders' best interests. Related persons include our major stockholders and directors and officers, as well as immediate family members of directors and officers.

Since January 1, 2024, XBP participated in the following transactions with related persons that are required to be reported under the SEC's rules:

ETI — BTC

Prior to the Business Combination, the Company's subsidiaries were indirect wholly owned subsidiaries of ETI. ETI's indirect subsidiary, BTC, continues to control a significant percentage of the outstanding voting power of the Company. So long as this ownership and control continues, BTC will generally have the ability to control the outcome of any matter submitted for the vote of the Company's stockholders, including the election and removal of directors, changes to the size of the Board, any amendment to the XBP Charter and Bylaws, and the approval of any merger or other significant corporate transaction, including a sale of substantially all of the Company's assets (other than in certain circumstances set forth in the XBP Charter or Bylaws). In addition, since the beginning of our last fiscal year, and historically, we have relied on ETI's subsidiaries to provide a number of services, and we have made sales to and received products from such subsidiaries. Following the Acquisition, we now own these subsidiaries.

Tax Sharing Agreement

Concurrently with the closing of the Business Combination, the Company entered into the Tax Sharing Agreement. The Tax Sharing Agreement requires ETI to indemnify and hold harmless the Company and its subsidiaries from and against any taxes of any consolidated, combined, or unitary group for U.S. federal (and applicable state and local) tax purposes that include any of ETI and its affiliates imposed on the Company or any of its subsidiaries as a result of having been a member of ETI's consolidated tax group for any tax year ending on or prior to the date of closing of the Business Combination.

The Tax Sharing Agreement also provides that if the Company (or its subsidiaries) is eligible to be included in an ETI consolidated tax group after the date of closing of the Business Combination (an "ETI Consolidated Tax Group"), (i) ETI will file income tax returns for the ETI Consolidated Group, (ii) the Company will make periodic payments to ETI in such amounts as the estimated tax payments that would be due from the consolidated group that consisting of the Company and its subsidiaries (the "XBP Consolidated Group") if the XBP Consolidated Group were not included in the ETI Consolidated Group, and (iii) ETI will pay the entire federal (and applicable state and local) income tax liability of the ETI Consolidated Group and will indemnify and hold harmless the XBP Consolidated Group against any such liability (other than the XBP Consolidated Group's share of such liability). The Tax Sharing Agreement also sets forth rules related to allocating income, losses, and credits to the XBP Consolidated Group, preparing consolidated tax returns of the ETI Consolidated Group, and conducting tax audits and litigation involving the ETI Consolidated Group.

Following the Restructuring this agreement will cease to have any substantive effect.

Intercompany Confidentiality and Intellectual Property License Agreement

Concurrently with the execution of the Merger Agreement, we entered into a license agreement (the "License Agreement") pursuant to which we both granted to certain of ETI affiliates and received from such affiliates, a world-wide, non-exclusive, royalty-free, perpetual, irrevocable license to intellectual property in existence at the closing of the Business Combination for use in the same manner as used by prior to such closing. The License Agreement includes limited restrictions on sublicenses and assignments to certain parties and contemplates the purchase improvements after such closing at negotiated royalties. Additionally, the License Agreement includes customary confidentiality and indemnification obligations from both licensors and licensees.

Following the Acquisition this agreement has become an intra-company arrangement, save for arrangements with ETI that will cease to have any substantive effect upon the completion of the Restructuring.

Services Agreement

Concurrently with the closing of the Business Combination, we entered into a Services Agreement with Exela Technologies BPA, LLC. The Services Agreement requires the BPA Group, its affiliates, and its permitted subcontractors to provide to us the services, access to facilities, personnel, equipment, software and hardware and other assistance that were provided to us during the 12 months prior to the closing of the Business Combination. BPA Group is also required to respond in good faith to any request for new services or services in addition to those provided in the 12 months prior to such closing.

The Services Agreement had an initial term of 12 months and will continue to the extent that the parties thereto have mutually agreed to a longer term for any individual service. Services shall generally be charged at cost plus 15%, or as otherwise agreed or required by law Services provided under Annex A of the Services Agreement include sales of certain hardware, operations delivery, finance, accounting, human resource and technology support services. The Company incurred a total of $1.5 million of the related party service fee under such Annex A and $3.6 million in connection with the related party shared service center cost allocated to the Company for the year ended December 31, 2024.

As a result of the Acquisition, Exela Technologies BPA, LLC became our subsidiary.

Notes Payable

Subsidiaries of Legacy XBP entered into four Intercompany Loan Agreements ("new related party notes payable") with affiliates of ETI, three of the notes are dated September 4, 2023 (and subsequently amended on September 15, 2023) and one note is dated September 15, 2023. The new related party notes payable have a ten-year term and bear annual interest of 6.0%, due at the end of the term. The consolidated balance sheets included $1.5 million of new related party notes payable as of December 31, 2024, and included $0.1 million of related party interest expense for the year ended December 31, 2024, in the related party interest expense, net.

These notes are expected to be eliminated upon consolidation at the XBP Global level. See pro forma financial information for further details.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Sponsor entered a lock-up agreement with BTC and us, pursuant to which BTC agreed that all securities of the Company held by it immediately following the closing of Business Combination would be locked-up and subject to transfer restrictions until the earlier of: (i) November 29, 2024, and (ii) the date on which the Company consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction following the closing of Business Combination which results in all of the Company's stockholders having the right to exchange their shares of XBP common stock for cash, securities or other property; provided, that BTC was permitted to make transfers (i) by virtue of the laws of the state the entity's organization and the entity's organizational documents upon dissolution of the entity, (ii) as a bona fide gift, or to a charitable organization or educational institution in a transaction not involving a disposition for value, and (iii) to a subsidiary of ETI, that is not a restricted subsidiary or subsidiary guarantor as defined in ETI's credit documents, provided that any such permitted transferee agrees in writing to be subject to receive and hold any shares of XBP common stock received subject to the same lock-up restrictions.

Amended and Restated Registration Rights Agreement

Concurrently with the closing of the Business Combination, the Company, the Sponsor, the former independent directors of the Company, and BTC entered into an Amended and Restated Registration Rights Agreement (the "2024 Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company is obligated to file one or more registration statements to register the resales of XBP common stock held by the parties to the 2024 Registration Rights Agreement after such closing. Holders of CFVIII Class A XBP common stock who were party to the 2024 Registration Rights Agreement dated March 11, 2021 between CFVIII and such holders (the "Existing Holders") or the parties listed under the New Holders on the signature page to the 2024 Registration Rights Agreement (the "New Holders"), in each case holding a majority of the registrable securities owned by all the Existing Holders or New Holders, as applicable, are entitled under the 2024 Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their registrable securities (up to a maximum of two demand registrations by the Sponsor, or five demand registrations by the New Holders). In addition, pursuant to the terms of the 2024 Registration Rights Agreement and subject to certain requirements and customary conditions, the Company must file a registration statement on Form S-1 to register the resale of the registrable securities of the Company held by Existing Holders and the New Holders and any person or entity who becomes a party to the Registration Rights Agreement ("Holders"). The 2024 Registration Rights Agreement also provides such Holders with "piggy-back" registration rights, subject to certain requirements and customary conditions.

Under the 2024 Registration Rights Agreement, the Company indemnifies such Holders and certain persons or entities related to such Holders such as their officers, directors, and control persons against any losses or damages resulting from any untrue or alleged untrue statement of a material fact contained in any registration statement or prospectus pursuant to which the Holders sell their registrable securities, or any omission or alleged omission of a material fact required to be stated therein to make any statements made therein not misleading, unless such liability arose from such Holder's misstatement or alleged misstatement, or omission or alleged omission, and the Holders including registrable securities in any registration statement or prospectus will indemnify the Company and certain persons or entities related to the Company such as its officers and directors and underwriters against all losses caused by their misstatements or omissions (or alleged misstatements or omissions) in those documents.

Agreement with Nventr, LLC.

On February 5, 2025, the Company entered into a new related party agreement with Nventr, LLC, a portfolio company of HGM and in which our executive chairman holds a 20% interest, that provides AI analytics solutions. We incurred approximately $0.2 million in fees pursuant to this agreement through March 31, 2025.

Agreement with HOV Services Ltd.

On February 18, 2025, the Company entered into a new related party agreement with HOV Services Ltd., a company of which our executive chairman also serves as executive chairman, to help mitigate the risk of service disruption from the ongoing Chapter 11 Cases of the Debtors by providing an alternate source for certain business process outsourcing, management, and financial transaction processing solutions. We incurred approximately $0.2 million in fees pursuant to this agreement through March 31, 2025.

Membership Interest Purchase Agreement

Pursuant to the Membership Interest Purchase Agreement, dated as of March 25, 2025, the Company issued 1,680,000 shares of XBP common stock to ETI in exchange for 100% of the membership interests in GP 2XCV Holdings LLC, a Delaware limited liability company. GP 2XCV Holdings LLC is the owner of GP 2XCV LLC, which is the holder of $2,301,600 senior secured promissory notes of the Debtors.

Please also refer to the descriptions of the Acquisition and Restructuring contained herein.

Director Independence

For purposes of the Nasdaq Listing Rules, the Company is a "controlled company." Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Presently, BTC owns a majority of the issued and outstanding XBP common stock. Following the closing of the Restructuring we do not expect to be a "controlled company" as no individual, group, or another company will hold more than 50% of the voting power for the election of directors.

As a "controlled company," the Company is exempt from the requirement that a majority of the Board be independent. The XBP common stock is listed on Nasdaq, and the Company is required to comply with the Nasdaq listing requirements regarding independent directors. Under Nasdaq's Marketplace Rules, the definition of an "independent director" is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq rules a director (A) who at any time during the past three years was employed by the Company or (B) who accepted, or who has a family member who accepted, compensation from the Company in excess of $120,000 (other than compensation for board and committee service, compensation paid to a family member who is an employee (other than an executive officer), benefits under a tax-qualified retirement plan, or non-discretionary compensation) during any period of twelve consecutive months within the three years preceding the determination of independence, shall not be considered independent.

Our Board of Directors has reviewed the Nasdaq rules and such information as the Board has deemed appropriate for purposes of determining whether any of the directors has a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, including the beneficial ownership by our directors of XBP common stock. Based on such review, the Board has determined that each director, other than Par Chadha and Andrej Jonovic, qualifies as an independent director under Nasdaq listing standards and applicable SEC rules. Non-management directors meet periodically in executive session without members of the Company's management at the conclusion of regularly scheduled Board meetings. In addition, Messrs. Akins, Clark, and Reynolds qualify as independent directors for the purpose of serving on the Audit Committee of the Company under SEC rules (Messrs. Akins, Clark and Reynolds being the current members of the Audit Committee).

Following the closing of the Restructuring we do not expect to be a "controlled company" as no individual, group, or another company will hold more than 50% of the voting power for the election of directors.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of XBP common stock to file reports with the SEC. Based solely on a review of the copies of reports furnished to us and written representations that no other reports were required, the Company believes that, during fiscal 2024, all filing requirements were met on a timely basis.

Solicitation of Proxies

The Company pays all of the costs of soliciting proxies.

XBP is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. XBP and its directors, officers and employees may also solicit proxies in person. XBP will file with the SEC all scripts and other electronic communications as proxy soliciting materials. XBP will bear the cost of the solicitation.

XBP will ask banks, brokers and other institutions, nominees, and fiduciaries to forward the proxy materials to their respective principals and to obtain their authority to execute proxies and voting instructions. XBP will reimburse such banks, brokers, and other institutions, nominees, and fiduciaries for their reasonable expenses.

XBP has not engaged a proxy solicitor for the upcoming shareholder meeting. While XBP reserves the right to do so if circumstances change, it currently does not anticipate that engaging a proxy solicitor will be necessary. XBP intends to conduct its own solicitation of proxies and will bear all associated costs. We believe that our shareholders will participate and vote based on the information we have received from our stockholders and the information provided in this proxy statement.

Appraisal Rights

XBP's stockholders do not have appraisal rights in connection with the Proposals under Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for XBP's securities is Continental Stock Transfer & Trust Company.

Delivery of Documents to Stockholders

Pursuant to the rules of the SEC, XBP and servicers that it employs to deliver communications to XBP's stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement. Upon written or oral request, XBP will deliver a separate copy of this proxy statement to any stockholder at a shared address to which a single copy of this proxy statement was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement may likewise request that XBP deliver single copies of XBP's proxy statement in the future. Stockholders may notify XBP of their requests by calling or writing XBP at its principal executive offices at 1237 7th St., Santa Monica, CA 90401, (844) 935-2832.

Submission of Stockholder Proposals

The XBP Board is aware of no other matter that may be brought before the Annual Meeting. Under Delaware law, only business that is specified in the Notice of Annual Meeting to stockholders may be transacted at the Annual Meeting.

Stockholder Proposals for 2026 Annual Meeting

Any stockholder who intends to present a proposal for inclusion in our proxy materials for our 2026 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must deliver the proposal to the Corporate Secretary of the Company at our principal executive offices, located at 1237 7th Street, Santa

Monica, CA 90401, not less than 120 days prior to the date of this proxy statement. However, if the date of next year's Annual Meeting is changed by more than 30 days from the date of this year's meeting, then the deadline is a reasonable time before the Company begins to print and send its proxy materials.

Any stockholder who intends to nominate a candidate for director election at the 2026 Annual Meeting of Stockholders or who intends to submit a proposal pursuant to our Bylaws without including such proposal in our proxy materials pursuant to Rule 14a-8 must deliver timely notice of the nomination or the proposal to the Corporate Secretary of the Company at our principal executive offices, located at 1237 7th St., Santa Monica, CA 90401, in the form provided in, and by the date required by, our Bylaws. To be timely, a stockholder's notice must be delivered to or mailed and received by the Secretary not more than 90 days and not less than 60 days prior to our 2026 Annual Meeting; provided, however, that in the event that the date of annual meeting is more than 30 days before or more than 60 days after the one-year anniversary of the date of the preceding year's annual meeting, notice by a stockholder, to be timely, must be delivered to or mailed and received by the Secretary no later than the 90th day prior to such annual meeting or, if later, the close of business on the 10th following the day on which the public announcement of the date of the annual meeting was first made. The written notice must include certain information and satisfy the requirements set forth in our Bylaws, a copy of which will be sent to any stockholder upon written request to the Corporate Secretary of the Company.

Communications with the Board

Stockholders and other interested parties wishing to communicate with the Board, the non-management directors or with an individual Board member concerning the Company may do so by writing to the Board, to the non-management directors or to the particular Board member and mailing the correspondence to XBP Europe Holdings, Inc., 1237 7th St., Santa Monica, CA 90401, Attention: Secretary. If from a stockholder, the envelope should indicate that it contains a stockholder communication. All such communications will be forwarded to the director or directors to whom the communications are addressed.

Householding

Under SEC rules, a single set of proxy statements and annual reports may be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as "householding," reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. At the present time, we do not "household" for any of our stockholders of record. If a stockholder holds shares in street name, however, such beneficial holder's bank, broker or other nominee may be delivering only one copy of our proxy statement and Annual Report on Form 10-K to multiple stockholders of the same household who share the same address, and may continue to do so, unless such stockholder's bank, broker or other nominee has received contrary instructions from one or more of the affected stockholders in the household. We will deliver promptly, upon written or oral request, a separate copy of this proxy statement and our Annual Report on Form 10-K to a stockholder at a shared address to which a single copy of the documents was delivered. A beneficial holder who wishes to receive a separate copy of our proxy statement and Annual Report on Form 10-K, now or in the future, should submit this request by writing to Exela Technologies, Inc., 1237 7th St., Santa Monica, CA 90401, Attention: Investor Relations Department, or by calling our Investor Relations Department at (844) 935-2832. Beneficial holders sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future should contact their bank, broker or other nominee directly to request that only a single copy of each document be mailed to all stockholders at the shared address in the future. Stockholders of record receiving multiple copies of our proxy statement and Annual Report on Form 10-K may request householding by contacting our Investor Relations Department either in writing or by telephone at the above address or phone number.

Access to Virtual-Only Meeting and Participation at the Virtual Annual Meeting

As described in the Notice of Annual Meeting and this proxy statement, you are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on the Record Date. You will not be able to attend the Annual Meeting in person. Instead, you can attend the Annual Meeting by accessing the virtual meeting center at www.virtualshareholdermeeting.com/XBP2025.

- Stockholders of Record: If you were a stockholder of record at the close of business on June 12, 2025 (i.e., your shares are held in your own name in the records of our transfer agent on the Record Date), you can attend the Annual Meeting by accessing the meeting center www.virtualshareholdermeeting.com/XBP2025 entering the 16-digit control number on the proxy previously received.

- Beneficial Owners: If you were a beneficial owner of XBP common stock at the close of business on June 12, 2025 (i.e., your shares are held by your broker in "street name" on the Record Date), you can attend the Annual Meeting by accessing the meeting center at www.virtualshareholdermeeting.com/XBP2025 and entering the 16-digit control number found on the notice and instructions received from your broker or other nominee.

If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting as a guest, but you will not be able to vote your shares or submit questions during the Annual Meeting.

Instructions on how to connect to the Annual Meeting and participate via the Internet, including how to demonstrate proof of stock ownership, ask questions, and vote your shares, are posted at www.virtualshareholdermeeting.com/XBP2025.

Stockholders will also be able to submit questions through the platform being used for the Annual Meeting. Stockholders may ask questions that are confined to matters properly presented at the Annual Meeting and of general concern to the Company. The Company will use reasonable efforts to answer all questions pertinent to meeting matters during the Annual Meeting, subject to time constraints and the rules of conduct for the Annual Meeting. If we receive questions on similar topics, we may group such questions together and provide a single response.

The Annual Meeting will begin promptly at 10:00 a.m. (Eastern Time) on July 25, 2025. We encourage you to access the Annual Meeting prior to the start time. Online access will open approximately at 9:45 a.m. (Eastern Time), and you should allow ample time to log in to the Annual Meeting and test your computer audio system. We recommend that you carefully review in advance the procedures needed to gain admission to the Annual Meeting.

Technical Difficulties

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting log in page.

The virtual Annual Meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. You should ensure that you have a strong Internet connection wherever they intend to participate in the Annual Meeting. You should also give yourself plenty of time to log in and ensure that you can hear streaming audio prior to the start of the Annual Meeting.

WHERE YOU CAN FIND MORE INFORMATION

XBP files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access XBP's filings, including this proxy statement, over the Internet at the SEC's website at: *http://www.sec.gov*.

If you would like additional copies of this proxy statement or if you have questions about the Proposals to be presented at the Annual Meeting, you should contact XBP by telephone or in writing at the following address and telephone number:


XBP Europe Holdings, Inc

Attn. Secretary

1237 7th Street

Santa Monica, CA 90401

(844) 935-2832


If you are a stockholder of XBP and would like to request documents, to obtain timely delivery, XBP stockholders must request the materials by e-mail no later than five business days prior to the meeting. If you request any documents from XBP, XBP will mail them to you by first class mail, or another equally prompt means.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY IN ADVANCE OF THE ANNUAL MEETING.

Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024

ITEM A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis section has been copied from the Company's Annual Report on Form 10-K filed with the SEC on March 19, 2025 (as amended, the "**Form 10-K**"), and any defined terms used herein retain their meanings as specified in the Form 10-K, which may differ from definitions in the proxy statement.

Unless otherwise noted, this Management's Discussion and Analysis of Financial Condition and Results of Operations relates solely to our continuing operations and does not include the operations of our certain on-demand printing operations. See "*Pending Divestiture*" below and *Note 3 — Discontinued Operations* of the notes to consolidated financial statements for additional information about the disposable group.

Forward Looking Statements

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with a review of the other Items included in this Annual Report and our December 31, 2024 Consolidated Financial Statements included elsewhere in this report. Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may be deemed to be forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

The Company is a pan-European integrator of bills, payments and related solutions and services seeking to enable digital transformation of our clients. The Company serves over 2,000 clients of varying sizes and across multiple industries and geographies. We believe our business ultimately advances digital transformation, improves market-wide liquidity, and encourages sustainable business practices.

The Company's digital foundation was developed to deliver fully outsourced solutions to address current and evolving client needs. The Company hosts its products both on client premises and as a SaaS offering in the cloud. These offerings, along with several hybrid solutions are available to clients based on the client's needs and preferences. When distributing its licenses, the Company offers a flexible model, whereby clients may choose among licenses covering a maximum number of transactions, multi-year term licenses with flexible renewal options, or perpetual licenses.

The Company's primary source of revenue stems from transactions processed by its products, including bills and payments processing and constitutes the dominant part of revenue in our larger, Bills & Payments reporting segment. Other sources of revenue include the sale of recurring software licenses and professional services, perpetual software licenses, as well as hardware solutions and related maintenance and constitute our Technology reporting segment. The Company offers an industry-agnostic and cross-departmental suite of products, which center around finance and accounting ("**F&A**") solutions and services comprised of the XBP Platform, Request to Pay, enterprise information management, Digital Mailroom, business process management and workflow automation, and integrated communication services. The Company also offers core industry solutions for the banking and financial services sector, and has, as a consequence of the COVID-19 pandemic, rolled out a suite of Work From Anywhere ("**WFA**") applications with enterprise software for connectivity and productivity to enable remote work.

The continued success of the Company's business is driven by its people. Its operation centers are located in areas where the value proposition the Company offers is attractive relative to other local opportunities, resulting in an engaged, educated multi-lingual workforce that is able to make a meaningful global contribution from their local marketplace. As of December 31, 2024, the Company had approximately 1,450 employees (of which 140 were part-time employees) across 16 countries (14 across Europe and in Morocco as well as the U.S., where our chief executive officer and chief financial officer are located).

History

XBP Europe, Inc. was incorporated in Delaware on September 28, 2022 to facilitate the Business Combination. On November 30, 2023, following the Closing, it became a wholly owned subsidiary of XBP

Europe Holdings, Inc. (the "**Company**" or "**XBP Europe**") and its shares started trading on the Nasdaq Stock Market under the ticker "XBP" and its warrants started trading on the Nasdaq Stock Market under the ticker symbol "XBPEW." Together with its subsidiaries, the Company constitutes a collection of entities, which have comprised the core European business of ETI since the 1995 merger between Texas-based BancTec, Inc. and Recognition International, Inc. The Company's subsidiaries and predecessor entities have been serving clients in the European marketplace for over 45 years. In 2018, through the acquisitions of Asterion International and Drescher Full-Service Versand, ETI further expanded its geographic and client reach across Europe.

Merger Agreement

On October 9, 2022, XBP Europe, Inc. entered into the Merger Agreement with CF VIII, BTC International and Merger Sub. Pursuant to the Merger Agreement, Merger Sub, a newly formed subsidiary of CF VIII, merged with and into XBP Europe, Inc., with XBP Europe, Inc. surviving the Merger.

The Merger was accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, CF VIII was treated as the "acquired" company for financial reporting purposes. Accordingly, the Merger was treated as the equivalent of the Company issuing stock for the net assets of CFVIII, accompanied by a recapitalization. The net assets of CFVIII were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger were those of the Company.

As a consequence of the Merger, XBP Europe Holdings, Inc. became the successor to CF VIII, which required the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices.

Recent developments

Non-Binding Letter of Intent

On March 4, 2025, the Company announced that it had entered into an exclusive, non-binding letter of intent with ETI to acquire Exela Technologies BPA, LLC ("Exela BPA"), a leading provider of business process automation solutions and subsidiary of ETI. Under the terms of the letter of intent, the Company has been granted exclusivity while the parties work in good faith to negotiate definitive agreements, complete due diligence, undertake necessary regulatory approvals, and seek any necessary approvals, including from the Company's shareholders.

The Company is continuing to work through the process; however, there can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated. Those portions of the letter of intent that describe the proposed transaction are non-binding. The Company only intends to announce additional details regarding the proposed transaction if and when a definitive agreement is executed.

Pending Divestiture

During the third quarter of 2024, certain on-demand printing operations of the Company met the criteria to be disclosed as discontinued operations in the third quarter of fiscal year 2024. See *Note 3 — Discontinued Operations* of the notes to consolidated financial statements for additional information on discontinued operations.

Key Factors Affecting Company's Business

The Company believes that its performance and future success depend upon several factors that present significant opportunities for us but also pose risks and challenges including those discussed below and in the section of this Annual Report titled "*Risk Factors*."

Investment in Technology

The Company's revenue growth depends heavily upon its ability to ensure a timely flow of competitive products, services and technologies to the marketplace while also leveraging its domain expertise. Through regular and sustained investment, licensing of intellectual property and acquisition of third-party businesses and technology, the Company continues to develop new knowledge platforms, applications and supporting service bundles that enhance and expand its existing suite of services. These efforts will require the Company to invest significant financial and other resources.

Acquiring new clients

The Company plans to continue developing new long-term, strategic client relationships, particularly where there is an opportunity to deliver a wide range of capabilities that have a meaningful impact on clients' business outcomes. As such, the Company plans to leverage the solutions it has already introduced in some European markets, like Confirmation of Payee or Request To Pay, that are part of its XBP platform, and offer them to clients in other European markets as well as solutions and products within its F&A offering such as the ERP data consolidation solution. With the launch of XBP Omnidirect and Reaktr.ai, we are looking to expand our client base. Additionally, the Company continues to evaluate becoming a registered payment service provider to supplement its existing solutions and services. The Company believes there is a long-term opportunity to expand in these markets to serve new clients.

The Company's ability to attract new clients also depends on a number of factors, including the effectiveness and pricing of its products, its competitors' offerings, and successfully executing its marketing efforts. Acquisition of new clients is expected to have a positive impact on the Company's long-term profitability and operations.

Expanding the Company's relationships with existing clients

In addition to acquiring new clients, the Company intends to continue retaining existing clients and pursue cross-selling and up-selling opportunities. With an existing base of over 2,000 clients, the Company believes there are meaningful opportunities to offer a bundled suite of services and to be a "one-stop-shop" for its clients' bills and payments automation and broader digital transformation journeys.

The Company's ability to influence clients to process more transactions and payments on its platforms has a direct impact on its revenue. As such, the Company offers a full suite of solutions by bundling integrated accounts payable and receivables, payment solutions, F&A services, master data management, reporting analytics along with integrated communication services for enterprise and small and medium businesses.

Our Segments

Our two reportable segments are Bills & Payments and Technology. These segments are comprised of significant strategic business units that align our products and services with how we manage our business, approach our key markets and interact with our clients based on their respective industries.

Bills and Payments: The Bills & Payments business unit primarily focuses on optimizing how bills and payments are processed by businesses of all sizes and industries. The Company offers automation of AP and AR processes and through an integrated platform, seeks to integrate buyers and suppliers across Europe. This business unit also includes our digital transformation revenue, which is both project based and recurring.

Technology: The Technology business unit primarily focuses on sales of recurring and perpetual software licenses and related maintenance, hardware solutions and related maintenance and professional services.

Key Performance Indicators

We use a variety of operational and financial measures to assess our performance. Among the measures considered by our management are the following:

- Revenue by segment;
- Gross profit by segment; and
- Adjusted EBITDA (which is a non-GAAP financial measure).

Revenue by segment

We analyze our revenue by comparing actual monthly revenue to internal projections and prior periods across our operating segments in order to assess performance, identify potential areas for improvement, and determine whether segments are meeting management's expectations.

Gross profit by segment

The Company defines Gross Profit as revenue less cost of revenue (exclusive of depreciation and amortization). The Company uses Gross Profit by segment to assess financial performance at the segment level.

Non-GAAP Financial Measures

To supplement its financial data presented on a basis consistent with GAAP, this Annual Report contains certain non-GAAP financial measures, including EBITDA and Adjusted EBITDA. The Company has included these non-GAAP financial measures because they are financial measures used by management to evaluate the Company's core operating performance and trends, to make strategic decisions regarding the allocation of capital and new investments. These measures exclude certain expenses that are required under GAAP. The Company excludes these items because they are non-recurring or non-cash expenses that are determined based in part on the Company's underlying performance.

EBITDA and Adjusted EBITDA

We define EBITDA as net income (loss), plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus restructuring and related expenses, related party management fee and royalties, non-cash equity compensation, foreign exchange gains or losses, changes in fair value of warrant liability, and non-recurring transaction costs incurred in connection with the Business Combination.

Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations as our board of directors and management use EBITDA and Adjusted EBITDA to assess our financial performance, because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. Net income/loss is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. These non-GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following tables present a reconciliation of EBITDA and Adjusted EBITDA to our net loss from continuing operations, the most directly comparable GAAP measure, for the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
(dollars in thousands)	2024	2023
Net loss from continuing operations	$ (6,533)	$ (5,568)
Income tax expense	2,911	606
Interest expense including related party interest expense, net	6,322	7,006
Depreciation and amortization	3,160	2,944
EBITDA from continuing operations	5,860	4,988
Restructuring and related expenses[1]	1,879	5,053
Employee litigation matter[2]	1,283	1,431
Related party management fee and royalties[3]	—	1,330
Foreign exchange losses, net	2,520	599
Non-cash equity compensation[4]	1,611	—
Changes in fair value of warrant liability	(43)	(597)
Transaction Fees[5]	280	2,970
Adjusted EBITDA from continuing operations	$13,390	$15,774

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(1) Adjustment represents costs associated with restructuring, including employee severance and vendor and lease termination costs.

(2) Represents litigation settlement and associated expenses incurred in connection with the Company subsidiary litigation. See *Note 15 — Commitments and Contingencies* for more details.

(3) Primarily represents management fee incurred in exchange for services, which included provision of legal, human resources, corporate finance, and marketing support. The management services agreement was terminated in connection with the Business Combination and was replaced by the related party service fee pursuant to the Services Agreement which reduced the fee and modified the services provided.

(4) Represents the non-cash charges for restricted stock units and options.

(5) Represents transaction costs incurred as part of the Business Combination.

The following tables present a reconciliation of EBITDA and Adjusted EBITDA to our net loss from discontinued operations, the most directly comparable GAAP measure, for the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
(dollars in thousands)	2024	2023
Net loss from discontinued operations, net of income taxes	$(5,833)	$(5,479)
Income tax expense	—	—
Interest expense, net	145	189
Depreciation and amortization	555	907
EBITDA from discontinued operations	(5,133)	(4,383)
Restructuring and related expenses[1]	38	187
Related party service fees and royalties	—	25
Impairment of goodwill	87	—
Foreign exchange losses (gains), net	211	(5)
Adjusted EBITDA from discontinued operations	$(4,797)	$(4,176)

(1)   Adjustment represents costs associated with restructuring related to employee severance.

Key Components of Revenue and Expenses

Revenue

The Company earns revenue from transactions processed using its products and services. In addition, the Company also sells recurring and perpetual software licenses, as well as maintenance and other professional services. Licensing options are flexible and clients can purchase a license covering a maximum number of transactions, multi-year term licenses with flexible renewal options. The Company derives a majority of its revenue from transactions processing as well as from the sale of licenses and technology implementation services.

Related party revenue — Related party revenue consists of sales of the above products or services to related parties.

Costs and Expenses

Cost of revenue — Cost of revenue consists primarily of salaries and employee benefits, including performance bonuses, facility costs and cost of products.

Related party cost of revenue — Related party cost of revenue consists of the cost of the products or services purchased or acquired from related parties, plus a related party transfer pricing markup.

Selling, general and administrative expenses — Selling, general and administrative expenses consist primarily of administrative personnel and officers' salaries and benefits including performance bonuses, legal and audit expenses, insurance, operating lease expenses (mainly facilities and vehicles) and other facility costs.

Related party expenses — Related party expenses primarily consist of the shared service cost, service fee, royalties and related party management fee which was replaced by the related party service fee in connection with the Business Combination.

Depreciation and amortization — Depreciation and amortization of intangible assets expenses consist of depreciation of property and equipment and amortization of client relationship asset.

Interest expense, net — Interest expense consists of interest related to pensions, debt, and finance leases.

Related party interest expense — Related party interest expense consists of interest incurred on amounts due to related parties.

Foreign exchange losses, net — Foreign exchange losses, net is comprised of losses and gains due to foreign currency remeasurement that are netted together for reporting purposes.

Changes in fair value of warrant liability — Changes in fair value of warrant liability represents the mark-to-market fair value adjustments to the outstanding Private Warrants issued as part of the consummation of the Business Combination. The change in fair value of Private Warrants is primarily the result of the change in the underlying stock price of our stock used in the Black-Scholes option pricing model. The warrant liability is remeasured at the end of each subsequent reporting period.

Pension income, net — Pension income, net consists of expected return on employee benefit plan assets, amortization of prior service cost and amortization of net loss.

Income tax expense — Income taxes consist primarily of income taxes related to federal, and foreign jurisdictions in which the Company conducts its business. The Company maintains a full valuation allowance on net deferred tax assets for its U.S. federal taxes and certain foreign and state taxes as the Company has concluded that it is not more likely than not that the deferred assets will be utilized.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 (US dollars in thousands)

	Years Ended December 31,	
	2024	2023
Revenue:		
Bills and Payments	$101,850	$110,458
Technology	40,922	44,719
Revenue, net (including related party revenue of $0.4 million and $0.2 million, respectively)	142,772	155,177
Cost of revenue:		
Bills and Payments	85,455	95,572
Technology	19,059	19,738
Total cost of revenue (including related party cost of revenue of $0.0 million and $0.1 million, respectively, exclusive of depreciation and amortization)	104,514	115,310
Selling, general and administrative expenses (exclusive of depreciation and amortization)	26,525	31,173
Related party expense	5,101	4,633
Depreciation and amortization	3,160	2,944
Operating profit	3,472	1,117
Interest expense, net	6,232	5,035
Related party interest expense, net	90	1,971
Foreign exchange losses, net	2,520	599
Changes in fair value of warrant liability	(43)	(597)
Pension income, net	(1,705)	(929)
Net loss before income taxes	(3,622)	(4,962)
Income tax expense	2,911	606
Net loss from continuing operations	$ (6,533)	$ (5,568)

For the purposes of trend analysis, constant currency refers to the prevailing rate of the US dollar against relevant currencies for the year ended December 31, 2023.

Revenue

For the year ended December 31, 2024, our revenue on a consolidated basis decreased by $12.4 million, or 8.0%, to $142.8 million (including related party revenue of $0.4 million) from $155.2 million (including related party revenue of $0.2 million) for the year ended December 31, 2023. On a constant currency basis, revenue declined by $13.5 million, or 8.7%, offset by the positive impact of foreign currency accounting for $1.1 million or 0.7%.

Bills & Payments and Technology segments constituted 71.3%, and 28.7%, respectively, of our total revenue for the year ended December 31, 2024, compared to 71.2%, and 28.8%, respectively, for the year ended December 31, 2023. The revenue changes by reporting segment were as follows:

Bills & Payments — Net revenue attributable to bills and payments segment was $101.9 million for the year ended December 31, 2024 compared to $110.5 million for the year ended December 31, 2023. The revenue decline of $8.6 million, or 7.8%, is primarily attributable to completion of one time projects, lower volumes and client contract end, offset by the positive impact of newly won and revenue ramping contracts. On a constant currency basis, revenue declined by $9.3 million, or 8.4%, offset by the positive impact of foreign currency accounting for a $0.7 million or 0.6%.

Technology — For the year ended December 31, 2024, revenue attributable to the Technology segment decreased by $3.8 million, or 8.5%, to $40.9 million from $44.7 million for the year ended December 31, 2023. The revenue decrease in the Technology segment was largely due to a lower volume of software licenses sold and partially offset by an increase in professional services and maintenance revenue. On a constant currency basis, revenue decreased by $4.2 million, or 9.4%, offset by the positive impact of foreign currency accounted for $0.4 million or 0.9%.

Cost of Revenue

For the year ended December 31, 2024, the cost of revenue decreased by $10.8 million (including decrease in related party cost of $0.0 million), or 9.4%, compared to the year ended December 31, 2023. Total cost of revenue decreased by $11.6 million or 10.1% on a constant currency basis, offset by the positive impact of foreign currency of $0.9 million or 0.7%, when compared to the cost of revenue for the year ended December 31, 2023.

In the Bills & Payments segments, the decrease was primarily attributable to a decline in revenue, improved utilization of operations coupled with cost optimizations and more profitable contracts. The cost of revenue in the Bills & Payments segment decreased by $10.1 million, or 10.6%. On a constant currency basis, cost of revenue at Bills & Payments segment declined by $10.9 million, or 11.4%, offset by the positive impact of foreign currency of 0.8% or $0.8 million.

The cost of revenue in the Technology segment decreased by $0.7 million, or 3.4%, primarily due to the change in the revenue mix within the Technology segment. On a constant currency basis, cost of revenue at the Technology segment decreased by $0.7 million, or 3.7%, offset by the foreign currency impact accounting for $0.1 million or 0.3%.

Cost of revenue for the year ended December 31, 2024 was 73.2% of revenue compared to 74.3% of revenue for the year ended December 31, 2023, with the decrease primarily due to improved utilization of operations, cost optimizations and change in revenue mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (**"SG&A expenses"**) decreased by $4.6 million, or 14.9%, to $26.5 million for the year ended December 31, 2024, compared to $31.2 million for the year ended December 31, 2023. The decrease was primarily attributable to cost optimization initiatives, coupled with higher one-time costs pertaining to professional fees and insurance in 2023. SG&A expenses decreased as a percentage of revenue to 18.6% for the year ended December 31, 2024 as compared to 20.1% for the year ended December 31, 2023.

Related Party Expenses

Related party expense was $5.1 million for the year ended December 31, 2024 compared to $4.6 million for the year ended December 31, 2023. The increase was mainly due to the growth in the COE (Center of Excellence), partially offset by the cost optimizations taken during the year.

Depreciation and Amortization

Total depreciation and amortization expense was $3.2 million and $2.9 million for the years ended December 31, 2024 and 2023, respectively. The increase in total depreciation and amortization expense by $0.3 million was primarily due to an increase in amortization expense related to outsource contract costs during the year ended December 31, 2024.

Interest Expense

Interest expense was $6.2 million for the year ended December 31, 2024, compared to $5.0 million for the year ended December 31, 2023, largely due to an increase in borrowing costs as a result of higher borrowings under the 2024 Credit Facilities during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Related Party Interest Expense, Net

Related party interest expense, net was $0.1 million for the year ended December 31, 2024 compared to related party interest expense, net of $2.0 million for the year ended December 31, 2023. The decrease in the related party interest expense, net was due to an elimination of a related party interest receivable as required by the Ultimate Parent Support Agreement during the prior year.

Foreign Exchange Losses, net

Foreign exchange losses were $2.5 million for the year ended December 31, 2024 compared to foreign exchange losses of $0.6 million for the year ended December 31, 2023, primarily due to higher unrealized foreign exchange losses, partially offset by lower realized foreign exchange losses for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Changes in fair value of warrant liability

The change in fair value of warrant liability during the year ended December 31, 2024 was a gain of $43 thousand. The change in fair value of warrant liability resulted from the remeasurement of the Private Warrant liability between December 31, 2023 and the end of the reporting period, December 31, 2024.

Pension Income, net

Pension income, net was $1.7 million for the year ended December 31, 2024 compared to pension income, net of $0.9 million for the year ended December 31, 2023. The increase in income was primarily due to higher expected return on plan assets recorded in the year ended December 31, 2024.

Income Tax Expense

The Company had an income tax expense of $2.9 million for the year ended December 31, 2024 compared to an income tax expense of $0.6 million for the year ended December 31, 2023. The increase in the income tax expenses for the current period is higher than the same period last year due to a remeasurement of existing uncertain tax positions in Germany.

Liquidity and Capital Resources

Overview

At December 31, 2024 and 2023 cash and cash equivalents totaled $12.1 million and $6.5 million, respectively.

The Company currently expects to spend approximately $1.5 to $2.5 million on total capital expenditures over the next twelve months. The Company will continue to evaluate additional capital expenditure needs that may arise.

As of December 31, 2024, and in comparison to December 31, 2023, total debt increased by $12.3 million primarily due to borrowings under the 2024 Senior Credit Facilities, partially offset by repayments of Revolving Credit Facilities and 2022 Committed Facility Agreement (See "*Indebtedness*" below).

The Company has utilized COVID-19 relief measures in various European jurisdictions, including permitted deferrals of certain payroll, social security and value added taxes. At the end of the fourth quarter 2024, the Company paid a significant portion of these deferred payroll taxes, social security and value added taxes. The remaining balance of deferred payroll taxes, social security and value added taxes will be paid by the April 2027, or later, as per deferment timeline as established by local laws and regulations.

The Company believes the current cash, cash equivalents and cash flows from financing activities, including the reduction in cash used in principal repayment on borrowings under factoring arrangement, are sufficient to meet the Company's working capital and capital expenditure requirements for a period of at least twelve months. To the extent existing cash, cash from operations, and amounts available for borrowing are insufficient to fund future activities, the Company may need to raise additional capital. The Company may require funding for a variety of reasons, including, but not limited to, cost overruns for reasons outside of its control and it may experience slower sales than anticipated. If the Company's current cash on hand is not sufficient to meet its financing requirements for the next twelve months, it may have to raise funds to allow it to continue to operate its business and execute on its business plan. The Company cannot be certain that funding will be available on acceptable terms or at all particularly given the amount of Company securities being offered, the terms of such securities and the potential duration of any offering. To the extent that the Company raises additional funds by issuing equity securities, its stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that may impact the Company's ability to conduct business or return capital to investors. If the Company is unable to raise additional capital on acceptable terms, it may have to significantly scale back, delay or discontinue certain businesses, restrict its operations or obtain funds by entering into agreements on unattractive terms.

Cash Flows

Our consolidated statements of cash flows include cash flows related to the disposable group. Significant non-cash items and capital expenditures of discontinued operations related to our disposable group are presented separately in *Note 3 — Discontinued Operations* of the notes to consolidated financial statements in this Annual Report.

The following table summarizes our cash flows for the years indicated:

	Year Ended December 31,	
(dollars in thousands)	2024	2023
Net cash used in operating activities	$ (5,227)	$(1,535)
Net cash used in investing activities	(1,710)	(2,669)
Net cash provided by (used in) financing activities	12,446	(305)
Effect of exchange rates on cash and cash equivalents	(308)	3,941
Net increase (decrease) in cash and cash equivalents	5,201	(568)

Analysis of Cash Flow Changes between the years ended December 31, 2024 and 2023

Operating Activities — Net cash used in operating activities was $5.2 million for the year ended December 31, 2024, compared to net cash used in operating activities of $1.5 million for the year ended December 31, 2023. The increase of $3.7 million in cash used in operating activities was largely due to a higher net loss and higher outflows from related party payable and accrued expenses and other liabilities.

Investing Activities — Net cash used in investing activities was $1.7 million for the year ended December 31, 2024, compared to net cash used in investing activities of $2.7 million for the year ended December 31, 2023. The decrease of $1.0 million in cash used in investing activities was primarily due to reduction in additions of property, plant and equipment during the year ended December 31, 2024.

Financing Activities — Net cash provided by financing activities was $12.4 million for the year ended December 31, 2024, compared to net cash used in financing activities of $0.3 million for the year ended December 31, 2023. The increase of $12.8 million in cash provided by financing activities for the year ended December 31, 2024 was primarily due to borrowings under the 2024 Senior Credit Facilities, partially offset by repayments of Revolving Credit Facilities and 2022 Committed Facility Agreement, and reduction in net borrowing under the securitization facility due to the entry into the Amended Factoring Agreement on September 15, 2023, which resulted in an off-balance sheet treatment of the Secured Borrowing Facility.

Indebtedness

Secured Borrowing Facility

On August 25, 2020, certain entities entered into an agreement wherein amounts due from clients were pledged to a third party, in exchange for a borrowing facility in amounts up to a total of €31.0 million (the "**Secured Borrowing Facility**"). The proceeds from the Secured Borrowing Facility were determined by the amounts invoiced to our clients. The amounts due from clients were recorded in accounts receivable and the amount due to the third party as a liability, presented under "Current portion of long-term debt" on the consolidated balance sheets. The cost of the Secured Borrowing Facility was 0.10% of newly assigned receivables with minimum of €0.1 million in annual fees and the Secured Borrowing Facility bore interest at Euribor rate plus 0.70% on the unpaid principal amount. The Company incurred interest expense of $0 and $0.6 million for the years ended December 31, 2024 and 2023, respectively, related to the Secured Borrowing Facility. As of December 31, 2024 and 2023, the outstanding balances payable under the Secured Borrowing Facility were $0 and $0.1 million, respectively.

On September 15, 2023, the relevant entities entered into an amendment to the Secured Borrowing Facility (the "**Amended Factoring Agreement**") to convert the existing arrangement into a non-recourse factoring program wherein an unrelated third party (the "**Factor**") shall provide financing to certain subsidiaries of the Company by purchase of certain approved and partially approved accounts receivables (as defined in the Amended Factoring Agreement) up to a maximum amount of €15.0 million while assuming the risk of non-payment on the purchased accounts receivables up to the level of approval. The relevant entities shall have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities and, once sold, the accounts receivable shall no longer be available to satisfy creditors of the relevant entities.

The Company accounted for the transactions under the Amended Factoring Agreement as a sale under ASC 860, *Transfers and Servicing*, and treats it as an off-balance sheet arrangement. Net funds received from the transfers reflect the face value of the account less a fee, which is recorded as an increase to cash and a reduction to accounts receivable outstanding in the consolidated balance sheets. The Company reports the cash flows attributable to the sale of account receivables to the Factor and the cash receipts from collections made on behalf of and paid to the Factor under the Amended Factoring Agreement, on a net basis as trade accounts receivables in cash flows from operating activities in the Company's consolidated statements of cash flows.

As of December 31, 2024, the Company's outstanding factored accounts receivable amounted to $16.6 million pursuant to the Amended Factoring Agreement, representing the face value of the invoices. The Company recognizes factoring costs upon disbursement of funds. The Company incurred a loss on sale of accounts receivables including expenses pursuant to the Amended Factoring Agreement totaling approximately $0.8 million and $0.3 million for the year ended December 31, 2024 and 2023 respectively, which is presented in interest expense, net on the consolidated statements of operations.

2019 Credit Agreement

In October 2019, a wholly-owned UK subsidiary of XBP Europe (the "**UK Subsidiary**") entered into a secured credit agreement (the "**2019 Credit Agreement**") with HSBC UK Bank plc ("**HSBC**") for a £9.0 million Secured Credit Facility (the "**Secured Credit Facility**") consisting of (i) a secured Term Loan A facility in an aggregate principal amount of £2.0 million (the "**Term Loan A Facility**"), (ii) a secured Term Loan B facility in an aggregate principal amount of £2.0 million (the "**Term Loan B Facility**"), and (iii) a secured revolving credit facility in an aggregate principal amount of £5.0 million (the "**Revolving Credit Facility**"). On December 21, 2022, the UK Subsidiary amended its 2019 Credit Agreement, allowing the UK Subsidiary to affirm to extend the maturity of Term Loan A Facility and Term Loan B Facility to October 31, 2024 subject to compliance with financial covenants. On February 9, 2023, the UK Subsidiary amended its 2019 Credit Agreement, allowing the UK Subsidiary to extend the maturity of the Revolving Credit Facility to October 31, 2024 subject to compliance with financial covenants. The maturity of the Revolving Credit Facility has since been extended on various dates. On May 10, 2024, the maturity was further extended to August 31, 2025. During the year ended December 31, 2024, the Company has repaid outstanding amount of $1.9 million, $0.4 million, and $6.4 million under the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility, respectively and accordingly wrote off the unamortized balance of less than $0.1 million of debt issuance cost related to the 2019 Credit Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2019 Credit Agreement. As of December 31, 2023, the outstanding balance of the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility was $1.9 million, $0.4 million, and $6.4 million, respectively.

The 2019 Credit Agreement contained financial covenants including, but not limited to (a) a Combined Cashflow Coverage Ratio, which measured the ratio of (i) Combined Cashflow and (ii) Debt Service defined as finance charges in addition to mandatory repayments in respect to the 2019 Credit Agreement, (b) Combined Interest Coverage Ratio, which measured the ratio of (i) Combined EBITDA to (ii) Combined Finance Charges, (c) a Combined Total Net Leverage Ratio, which measured the ratio of (i) Combined Net Indebtedness in respect to the last day of the most recent period to (ii) EBITDA, (d) Guaranteed Intragroup Balances, (e) the Loan to Market Value defined as the Facility A Loan outstanding to the market value of the property in each case, as defined in the 2019 Credit Agreement. The term "Combined" refers to the UK Subsidiary and its wholly-owned subsidiaries.

The 2019 Credit Agreement and indenture governing the Secured Credit Facility contained limitations on the ability of the UK subsidiary to effect mergers and change of control events as well as certain other limitations, including limitations on: (i) the declaration and payment of dividends or other restricted payments (ii) substantial changes of the general nature of the business, (iii) acquisition of a company, (iv) enter a joint venture, (v) or effect a dormant subsidiary to commence trading or cease to satisfy the criteria of a dormant subsidiary.

The UK Subsidiary's obligations under the 2019 Credit Agreement were jointly and severally guaranteed by certain of its existing and future direct and indirectly wholly owned subsidiaries. The 2019 Credit Agreement and the 2022 Committed Facility Agreement (defined below) contained cross default provisions which related to the UK Subsidiary and its subsidiaries, but not any other entities within the consolidated group.

At inception, borrowings under the Secured Credit Facility bore interest at a rate per annum equal to the LIBOR plus the applicable margin of 2%, 2.5%, and 3% per annum for the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility respectively. Effective October 29, 2021, borrowings under the Revolving Credit Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 3%. Effective December 31, 2021, borrowings under the Term Loan A Facility and the Term Loan B Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 2% and 2.5%, respectively.

In June 2020, the UK Subsidiary entered into an amendment to the 2019 Credit Agreement, to provide an additional aggregate principal amount of £4.0 million under a credit agreement (the "**Revolving Working Capital Loan Facility**" or "**2020 Credit Agreement**") together with Revolving Credit Facility (the "**Revolving Credit Facilities**"). At the inception of the Revolving Working Capital Loan Facility, the borrowing bore an interest rate per annum equal to the LIBOR plus the applicable margin of 3.5% per annum. Effective December 31, 2022, borrowings under the Revolving Working Capital Loan Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 3.5%.

The maturity of the Revolving Working Capital Loan Facility has since been extended on various dates subject to compliance with financial covenants. On May 10, 2024 the maturity was further extended to August 31, 2025. During the year ended December 31, 2024, the Company repaid outstanding amounts of $5.1 million under the 2020 Credit Agreement and accordingly wrote off the unamortized balance of less than $0.1 million of debt issuance cost related to the 2020 Credit Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2020 Credit Agreement. As of December 31, 2023, the Revolving Working Capital Loan Facility had an outstanding principal balance of $5.1 million.

As of December 31, 2023, the UK Subsidiary was in compliance with all affirmative and negative covenants under the 2019 Credit Agreement, including any financial covenants, pertaining to its financing arrangements.

2022 Committed Facility Agreement

In May 2022, the UK Subsidiary entered into a committed facility agreement (the "**2022 Committed Facility Agreement**") with HSBC, which includes a term loan for £1.4 million to be used in refinancing a property owned by XBP Europe in Dublin, Ireland (the "**Property**"). At inception of the 2022 Committed Facility Agreement, the borrowing bore an interest rate equal to 3.5% per annum in addition to the Bank of England Base Rate. The maturity of the 2022 Committed Facility Agreement is May 2027. During the year ended December 31, 2024, the Company has repaid outstanding amount of $1.5 million under the 2022 Committed Facility Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2022 Committed Facility Agreement. As of December 31, 2023, the 2022 Committed Facility Agreement had an outstanding balance of $1.5 million.

The 2022 Committed Facility Agreement contained financial covenants including, but not limited to (a) a Combined Debt Service Coverage Ratio, which measured the cashflow less dividends, net capital expenditure, and taxation relative to the debt service for that relevant period, (b) interest cover, which measured EBITDA relative to the aggregate of (i) interest charges and (ii) interest element of finance leases in any relevant period, (c) Total Net Debt to EBITDA, which measured the total net debt relative to EBITDA for any relevant period, and (d) loan to market value, which measured the loan as a percentage of the aggregate market value of The Property. The term "Combined" refers to the UK subsidiary and its wholly-owned subsidiaries.

As of December 31, 2023, the UK Subsidiary was in compliance with all affirmative and negative covenants under the 2022 Committed Facility Agreement, including any financial covenants pertaining to its financing arrangements.

2024 Facilities Agreement

In June 2024, XBP Europe, Inc., a wholly-owned subsidiary of the Company, together with certain other subsidiaries (the "**XBP Group**"), entered into a Facilities Agreement (the "**2024 Facilities Agreement**") with HSBC for a £15.0 million and €10.5 million Secured Credit Facility consisting of (i) a single draw, secured Term Loan A facility in an aggregate principal amount of £3.0 million (the "**2024 Term Loan A Facility**"), (ii) a single draw, secured Term Loan B facility in an aggregate principal amount of €10.5 million (the "**2024 Term Loan B Facility**", collectively with the 2024 Term Loan A Facility, the "**2024 Term Loan Facilities**") and (iii) a multi-draw, multi-currency secured revolving credit facility in an aggregate principal amount of £12.0 million (the "**2024 Revolving Credit Facility**"), and, together with the 2024 Term Loan Facilities, (the "**2024 Senior Credit Facilities**"). The 2024 Term Loan Facilities mature on June 26, 2028 and the 2024 Revolving Credit Facility matures on June 26, 2027, with certain extension rights at the discretion of HSBC. An additional £14.0 million of credit under the 2024 Revolving Credit Facility may be made available at HSBC's discretion for specific purposes as per the 2024 Facilities Agreement.

The Company used the 2024 Term Loan Facilities to repay in full all outstanding indebtedness under the 2019 Credit Agreement, 2020 Credit Agreement and 2022 Committed Facility Agreement. The Company incurred $1.5 million in debt issuance costs related to the 2024 Facilities Agreement.

The 2024 Facilities Agreement contains financial covenants including, but not limited to, (i) requiring the maintenance of a consolidated total leverage ratio of not greater than 2.50 to 1.00 (with step-downs to (a) 2.25 to 1.00 starting January 1, 2025 and (b) 2.00 to 1.00 starting January 1, 2026); (ii) a cash flow coverage ratio of at least 1.10:1.00; and (iii) a consolidated interest coverage ratio of not less than 4.00 to 1.00.

The 2024 Facilities Agreement and indenture governing the 2024 Secured Credit Facilities contains certain affirmative and negative covenants limiting on the ability of the XBP Group to effect mergers and change of control events as well as certain other limitations, including limitations on (i) incurrence of additional indebtedness or liens, (ii) dispositions of assets, (iii) substantial changes of the general nature of the business, (iv) entering into restrictive agreements, (v) making certain investments, loans, advances, guarantees and acquisitions, (vi) prepaying certain indebtedness, (vii) the declaration and payment of dividends or other restricted payments, (viii) engaging in transactions with affiliates, or (ix) amending certain material documents.

Except as otherwise provided by applicable law, all obligations under the 2024 Facilities Agreement are jointly and severally unconditionally guaranteed by each member of the XBP Group.

Borrowings under the 2024 Term Loan A Facility, the 2024 Term Loan B Facility and 2024 Revolving Credit Facility bear interest at a rate per annum equal to the SONIA plus the applicable margin of 3.25%, Euro Interbank Offered Rate ("**EURIBOR**") plus the applicable margin of 3.25% and Reference Rate plus the applicable margin of 3.25%, respectively. "Reference Rate" for any period means (i) Secured Overnight Financing Rate ("**SOFR**") for funds extended in U.S. Dollars; (ii) the EURIBOR, for funds extended in

Euros; (iii) the SONIA, for funds extended in Pounds Sterling; and the Stockholm Interbank Offered Rate ("**STIBOR**") for funds extended in Swedish Krona.

During the year ended December 31, 2024, the Company has drawn $3.9 million under 2024 Term Loan A Facility and $11.4 million under 2024 Term Loan B Facility, and repaid $8.7 million outstanding indebtedness under the 2019 Credit Agreement, $5.1 million outstanding indebtedness under the 2020 Credit Agreement and $1.5 million outstanding indebtedness under the 2022 Committed Facility Agreement. Accordingly, the Company wrote off the unamortized balance of less than $0.1 million of debt issuance costs related to the 2019 Credit Agreement and 2020 Credit Agreement.

During the year ended December 31, 2024, the Company repaid $0.4 million and $1.1 million of outstanding principal amount under the 2024 Term Loan A Facility and 2024 Term Loan B Facility, respectively. As of December 31, 2024, the outstanding balance of the 2024 Term Loan A Facility and the 2024 Term Loan B Facility was $3.4 million and $9.8 million, respectively. The principal amount drawn under the 2024 Term Loan A Facility shall be repaid in fifteen (15) equal quarterly installments of £150 thousands with the remaining outstanding principal amount of £750 thousands payable at maturity along with accrued and unpaid interest. The principal amount drawn under the 2024 Term Loan B Facility shall be repaid in fifteen (15) equal quarterly installments of €525 thousands with the remaining outstanding principal amount of €2.625 million payable at maturity along with accrued and unpaid interest.

As of December 31, 2024, the Company has drawn £12.0 million under 2024 Revolving Credit Facility in Euros currency. As of December 31, 2024, the outstanding balance under the 2024 Revolving Credit Facility was $14.7 million.

The Company may, at any time, prepay the principal of the 2024 Senior Credit Facilities. Each prepayment shall be accompanied by the payment of accrued interest, without any premium or penalty. However, the Company is limited to a maximum of four voluntary prepayments of the 2024 Revolving Credit Facility within any consecutive twelve-month period.

As of December 31, 2024, the XBP Group was in compliance with all affirmative and negative covenants under the 2024 Facilities Agreement, including any financial covenants, pertaining to its financing arrangements.

Changes to Covenant Ratios and Compliance

The Company is not aware of any changes in the required covenant ratio under the 2024 Senior Credit Facilities at future compliance dates. The Company continually monitors its compliance with the covenants. The Company believes it will remain in compliance with all such covenants for the next 12 months based on the expected future performance; however, due to the inherent uncertainty, management's estimates of the achievement of its financial covenants may change in the future. The Company believes there are multiple mechanisms available to the Company in case of non-compliance with the provisions of any of its debt covenants, which would ensure ongoing sufficient liquidity for the Company, including but not limited to, entering into bona fide negotiations with its lenders to amend the existing facilities as appropriate, refinancing existing credit facilities with alternative providers of capital or curing any potential breaches.

Restructuring Activities

In the fourth quarter of 2023, the Company's management approved a restructuring plan to realign the Company's business and strategic priorities by rightsizing its workforce in certain regions. Costs and liabilities associated with management-approved restructuring activities are recognized when they are incurred. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations for the year ended December 31, 2023 and related liabilities are recorded within accrued compensation and benefits on the consolidated balance sheets as of December 31, 2023. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.

Potential Future Transactions

We may, from time to time, explore and evaluate possible strategic transactions, which may include joint ventures, as well as business combinations or the acquisition or disposition of assets. In order to pursue certain of these opportunities, additional funds will likely be required. Subject to applicable contractual restrictions, to obtain such financing, we may seek to use cash on hand, or we may seek to raise additional debt or equity financing through private placements or through underwritten offerings. There can be no assurance that we will enter into additional strategic transactions or alliances, nor do we know if we will be able to obtain the necessary financing for transactions that require additional funds on favorable terms, if at all. In addition, pursuant to the Registration Rights Agreement that we entered into in connection with the Closing, certain of our stockholders have the right to demand underwritten offerings of our Common Stock. We may from time to time in the future explore, with certain of those stockholders the possibility of an underwritten public offering of our Common Stock held by those stockholders. There can be no assurance as to whether or when an offering may be commenced or completed, or as to the actual size or terms of the offering.

Critical Accounting Estimates

The preparation of financial statements requires the use of judgments and estimates. The critical accounting policies are described below to provide a better understanding of how the Company develops its assumptions and judgments about future events and related estimations and how they can impact the Company's financial statements. A critical accounting estimate is one that requires subjective or complex estimates and assessments and is fundamental to the Company's results of operations. The Company bases its estimates on historical experience and on various other assumptions it believes to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company believes the current assumptions, judgments and estimates used to determine amounts reflected in the combined financial statements are appropriate; however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with the Company's financial statements and related notes included elsewhere in this Annual Report.

Goodwill and other intangible assets: Goodwill and other intangible assets are initially recorded at their fair values. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

Benefit Plan Accruals: The Company has defined benefit plans in the UK, Germany, Norway and France under which participants earn a retirement benefit based upon a formula set forth in the respective plans. The Company records annual amounts relating to its pension plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, and compensation increases. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so.

Impairment of goodwill, long-lived and other intangible assets: Long-lived assets, such as property and equipment and finite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, the Company records impairment losses for the excess of the carrying value over the estimated fair value. Fair value is determined, in part, by the estimated cash flows to be generated by those assets. The Company's cash flow estimates are based upon, among other things, historical results adjusted to reflect the Company's best estimate of future market rates, and operating performance. Development of future cash flows also requires us to make assumptions and to apply judgment, including timing of future expected cash flows, using the appropriate discount rates, and determining salvage values. The estimate of fair value represents the Company's best estimates of these factors, and is subject to variability. Assets are generally grouped at the lowest level of identifiable cash flows, which is the reporting unit level for us. Changes to the key assumptions related to future performance and other economic factors could adversely affect the impairment valuation.

The Company conducts its annual goodwill impairment tests on October 1 of each year, or more frequently if indicators of impairment exist. When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment test for goodwill. A quantitative test requires comparison of fair value of the reporting unit to its carrying value, including goodwill. The Company uses a combination of the Guideline Public Company Method of the Market Approach and the Discounted Cash Flow Method of the Income Approach to determine the reporting unit fair value. For the Guideline Public Company Method, the Company's annual impairment test utilizes valuation multiples of publicly traded peer companies. For the Discounted Cash Flow Method, the annual impairment test utilizes discounted cash flow projections using market participant weighted average cost of capital calculation. If the fair value of goodwill at the reporting unit level is less than its carrying value, an impairment loss is recorded for the amount by which a reporting unit's carrying amount exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. We conducted our annual goodwill impairment test as of October 1, 2024 and 2023, and concluded that there was no impairment in our goodwill and other intangible assets during the years.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets and liabilities to reporting units, and determination of fair value. The determination of reporting unit fair value is sensitive to the amount of Revenue and EBITDA generated by us, as well as the Revenue and EBITDA market multiples used in the calculation. Additionally, the fair value is sensitive to changes in the valuation assumptions such as expected income tax rate, risk-free rate, asset beta, and various risk premiums. Unanticipated changes, including immaterial revisions, to these assumptions could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions.

Warrants: The Company accounts for the warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("**FASB**") ASC 480*, Distinguishing Liabilities from Equity* ("**ASC 480**") and ASC 815*, Derivatives and Hedging* ("**ASC 815**"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to Company's own shares of common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance.

We determined upon further review of the warrant agreements, that while Public Warrants meet the definition of a derivative, they meet the equity scope exception in ASC 815 to be classified in stockholders' deficit and are not subject to remeasurement provided that the warrants continue to meet the criteria for equity classification.

Similarly, Private Warrants meet the definition of a derivative, however they don't meet the equity scope exception in ASC 815 and are subject to remeasurement. Private Warrant liability shall be measured at fair value on transaction closing date, with changes in fair value each period recognized in the consolidated statements of operations.

Revenue: The Company accounts for revenue in accordance with ASC 606. A performance obligation is a promise in a contract to transfer a distinct good or service to the client, and is the unit of account in ASC 606. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of the Company's material sources of revenue are derived from contracts with clients, primarily relating to the provision of business and transaction processing services within each of the segments. The Company does not have any significant extended payment terms, as payment for invoices issued is received shortly after goods are delivered or services are provided. Refer to *Note 4 — Basis of Presentation and Summary of Significant Accounting Policies* to our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023 contained elsewhere in this Annual Report for additional information regarding the Company's revenue recognition policy.

Income Taxes: We account for income taxes by using the asset and liability method. We account for income taxes regarding uncertain tax positions and recognize interest and penalties related to uncertain tax positions in income tax benefit/(expense) in the consolidated statements of operations.

Deferred income taxes are recognized on the tax consequences of temporary differences by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as determined under tax laws and rates. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. In the event the Company determines that it would be able to realize deferred tax assets that have valuation allowances established, an adjustment to the net deferred tax assets would be recognized as a component of income tax expense through continuing operations.

We engage in transactions (such as acquisitions) in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by us in assessing and estimating the tax consequences of these transactions. While our tax returns are prepared and based on our interpretation of tax laws and regulations, in the normal course of business the tax returns are subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of our income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained.

Emerging Growth Company Status

The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

The Company is an "emerging growth company" as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare the Company's financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Recently Adopted and Recently Issued Accounting Pronouncements

See *Note 4 — Basis of Presentation and Summary of Significant Accounting Policies* to the consolidated financial statements included in Item 8 of this Annual Report.

Item B: FINANCIAL STATEMENTS AND EXHIBIT

The following financial statements are included herein:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of XBP Europe Holdings, Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XBP Europe Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related statements of operations, comprehensive loss, stockholders' deficit, and cash flows for the years then ended, and the related notes, (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP
We have served as the Company's auditor since 2022.

Sterling Heights, Michigan
March 19, 2025

XBP EUROPE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

For the years ended December 31, 2024 and 2023
(in thousands of United States dollars except share and per share amounts)

	December 31,	
	2024	2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 12,099	$ 6,537
Accounts receivable, net of allowance for credit losses of $1,198 and $1,183, respectively	19,810	30,238
Inventories, net	3,823	4,045
Prepaid expenses and other current assets	4,228	6,550
Current assets held for sale	1,378	2,497
Total current assets	**41,338**	**49,867**
Property, plant and equipment, net of accumulated depreciation of $40,325 and $39,876, respectively	11,272	12,811
Operating lease right-of-use assets, net	4,805	5,206
Goodwill	21,666	22,823
Intangible assets, net	1,121	1,498
Deferred income tax assets	7,026	6,811
Other noncurrent assets	817	705
Noncurrent assets held for sale	—	3,018
Total assets	**$ 88,045**	**$102,739**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
LIABILITIES		
Current liabilities		
Accounts payable	$ 12,553	$ 13,281
Related party payables	5,443	13,012
Accrued liabilities	17,993	23,850
Accrued compensation and benefits	16,482	16,267
Customer deposits	277	323
Deferred revenue	6,870	6,004
Current portion of finance lease liabilities	12	91
Current portion of operating lease liabilities	1,734	1,562
Current portion of long-term debts	4,958	3,863
Current liabilities held for sale	2,443	3,818
Total current liabilities	**68,765**	**82,071**
Related party notes payable	1,451	1,542
Long-term debt, net of current maturities	23,966	12,763
Finance lease liabilities, net of current portion	—	23
Pension liabilities	10,339	12,208
Operating lease liabilities, net of current portion	3,271	3,785
Other long-term liabilities	1,599	1,635

The accompanying notes are an integral part of these consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS (continued)

For the years ended December 31, 2024 and 2023
(in thousands of United States dollars except share and per share amounts)

	December 31,	
	2024	**2023**
Noncurrent liabilities held for sale	—	1,280
Total liabilities	**$109,391**	**$115,307**
Commitments and Contingencies (Note 15)		
STOCKHOLDERS' DEFICIT		
Preferred stock, par value of $0.0001 per share; 10,000,000 shares authorized; none issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	—	—
Common Stock, par value of $0.0001 per share; 200,000,000 shares authorized; 30,166,102 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	30	30
Additional paid in capital	1,611	—
Accumulated deficit	(23,705)	(11,339)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	474	(1,416)
Unrealized pension actuarial gains, net of tax	244	157
Total accumulated other comprehensive loss	718	(1,259)
Total stockholders' deficit	**(21,346)**	**(12,568)**
Total liabilities and stockholders' deficit	**$ 88,045**	**$102,739**

The accompanying notes are an integral part of these consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2024 and 2023
(in thousands of United States dollars except share and per share amounts)

	Year ended December 31,	
	2024	**2023**
Revenue, net	$142,408	$154,943
Related party revenue, net	364	234
Cost of revenue (exclusive of depreciation and amortization)	104,467	115,234
Related party cost of revenue	47	76
Selling, general and administrative expenses (exclusive of depreciation and amortization)	26,525	31,173
Related party expense	5,101	4,633
Depreciation and amortization	3,160	2,944
Operating profit	**3,472**	**1,117**
Other expense (income), net		
Interest expense, net	6,232	5,035
Related party interest expense, net	90	1,971
Foreign exchange losses, net	2,520	599
Changes in fair value of warrant liability	(43)	(597)
Pension income, net	(1,705)	(929)
Net loss before income taxes	**(3,622)**	**(4,962)**
Income tax expense	2,911	606
Net loss from continuing operations	**(6,533)**	**(5,568)**
Net loss from discontinued operations, net of income taxes	(5,833)	(5,479)
Net loss	**$ (12,366)**	**$ (11,047)**
Loss per share:		
Basic and diluted – continuing operations	$ (0.22)	$ (0.25)
Basic and diluted – discontinued operations	(0.19)	(0.24)
Basic and diluted	$ (0.41)	$ (0.49)

The accompanying notes are an integral part of these consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2024 and 2023
(in thousands of United States dollars)

	Year ended December 31,	
	2024	2023
Net loss	$(12,366)	$(11,047)
Other comprehensive income (loss), net of tax		
Foreign currency translation adjustments	1,890	(2,995)
Unrealized pension actuarial gains, net of tax	87	3,455
Total other comprehensive loss, net of tax	**$(10,389)**	**$(10,587)**

The accompanying notes are an integral part of these consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

For the years ended December 31, 2024 and 2023
(in thousands of United States dollars except share and per share amounts)

| | Common Stock | | Additional Paid in Capital | Net Parent Investment | Accumulated Other Comprehensive Loss | | Accumulated Deficit | Total Deficit |
	Shares	Amount			Foreign Currency Translation Adjustment	Unrealized Pension Actuarial Gains (Losses), net of tax		
Balances at January 1, 2023	—	$—	$ —	$ (5,845)	$(17,789)	$(3,298)	$ —	$(26,932)
Net loss January 1, 2023 to November 29, 2023	—	—	—	(13,120)	—	—	—	(13,120)
Classification adjustment	—	—	—	(19,368)	19,368	—	—	—
Issuance of common stock to Cantor and others	8,363,413	8	6,512	—	—	—	—	6,520
Issuance of common stock to BTC International	21,802,689	22	(6,215)	38,333	—	—	(13,412)	18,728
Transaction costs related to the Merger	—	—	(297)	—	—	—	—	(297)
Net income November 30, 2023 to December 31, 2023	—	—	—	—	—	—	2,073	2,073
Foreign currency translation adjustment	—	—	—	—	(2,995)	—	—	(2,995)
Net unrealized pension actuarial gains, net of tax	—	—	—	—	—	3,455	—	3,455
Balances at December 31, 2023	**30,166,102**	**$30**	**$ —**	**$ —**	**$ (1,416)**	**$ 157**	**$(11,339)**	**$(12,568)**
Net loss January 1, 2024 to December 31, 2024	—	—	—	—	—	—	(12,366)	(12,366)
Equity-based compensation	—	—	1,611	—	—	—	—	1,611
Foreign currency translation adjustment	—	—	—	—	1,890	—	—	1,890
Net unrealized pension actuarial gains, net of tax	—	—	—	—	—	87	—	87
Balances at December 31, 2024	**30,166,102**	**$30**	**$ 1,611**	**$ —**	**$ 474**	**$ 244**	**$(23,705)**	**$(21,346)**

The accompanying notes are an integral part of these consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2024 and 2023
(in thousands of United States dollars)

	Years ended December 31,	
	2024	2023
Cash flows from operating activities		
Net loss	$(12,366)	$(11,047)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,965	3,467
Amortization of intangible assets	750	384
Debt issuance cost amortization	216	—
Impairment of goodwill	87	—
Credit loss expense	16	343
Changes in fair value of warrant liability	(43)	(597)
Stock-based compensation expense	1,611	—
Unrealized foreign currency losses (gains)	2,428	(616)
Change in deferred income taxes	(247)	(422)
Change in operating assets and liabilities		
Accounts receivable	9,568	5,990
Inventories	240	(58)
Prepaid expense and other assets	2,297	2,123
Accounts payable	(365)	(2,417)
Related party payables	(8,446)	(843)
Accrued expenses and other liabilities	(4,848)	2,629
Deferred revenue	1,099	67
Customer deposits	(189)	(538)
Net cash used in operating activities	**(5,227)**	**(1,535)**
Cash flows from investing activities		
Purchase of property, plant and equipment	(1,263)	(2,330)
Cash paid for costs of fulfilling a contract	—	(339)
Additions to internally developed software	(447)	—
Net cash used in investing activities	**(1,710)**	**(2,669)**
Cash flows from financing activities		
Borrowings under secured borrowing facility	—	87,635
Principal repayment on borrowings under secured borrowing facility	(79)	(91,662)
Borrowings under 2024 Term Loan A Facility	3,834	—
Borrowings under 2024 Term Loan B Facility	11,360	—
Borrowings under 2024 Revolving Credit Facility	15,352	—
Cash paid for debt issuance costs	(1,527)	—
Principal payments on 2024 Term Loan A Facility	(383)	—
Principal payments on 2024 Term Loan B Facility	(1,136)	—
Principal payments on long-term obligations	(15,270)	(920)

The accompanying notes are an integral part of these consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the years ended December 31, 2024 and 2023
(in thousands of United States dollars)

	Years ended December 31,	
	2024	2023
Proceeds from Secured Credit Facility	930	223
Principal payments on finance leases	(635)	(786)
Proceeds from Business Combination, net of transaction expenses	—	5,205
Net cash provided by (used in) financing activities	**12,446**	**(305)**
Effect of exchange rates on cash and cash equivalents	(308)	3,941
Net increase (decrease) in cash and cash equivalents	**5,201**	**(568)**
Cash and equivalents, beginning of period, including cash from discontinued operations	6,905	7,473
Cash and equivalents, end of period, including cash from discontinued operations	**$ 12,106**	**$ 6,905**
Supplemental cash flow data:		
Income tax payments, net of refunds received	567	1,059
Interest paid	3,429	1,798

The accompanying notes are an integral part of these consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of United States dollars except share and per share amounts)

1. General

XBP Europe Holdings, Inc. (the "**Company**" or "**XBP Europe**") is a pan-European integrator of bills, payments and related solutions and services seeking to enable digital transformation of its clients. The Company's name — "XBP" — stands for "exchange for bills and payments" and reflects the Company's strategy to facilitate connections between buyers and suppliers to optimize clients' bills and payments and related digitization processes. XBP believes its business ultimately advances digital transformation, improves market-wide liquidity, and encourages sustainable business practices.

The Company provides business process management solutions with proprietary software suites and deep domain expertise, serving as a technology and operations partner for its clients' strategic journeys and streamlining their complex, disconnected payment processes. The Company serves over 2,000 clients across Europe, the Middle East and Africa ("**EMEA**"). The Company's client relationships span multiple industries, including banking, healthcare, insurance, and the public sector. The Company is able to deploy its solutions to clients in any EMEA market due to its cloud-based structure. Its physical footprint spans 15 countries with 32 locations.

Classification Adjustment

In preparing the condensed combined and consolidated financial statements for the three and six months ended July 30, 2023, the Company determined that net parent investment should be reduced by $18.9 million with an offsetting increase to foreign currency translation adjustment in the same amount, in order to conform carve-out financial statements of XBP Europe, Inc. to the transaction parameters of the Merger Agreement. Accordingly, the consolidated balance sheets as of December 31, 2023 and statement of stockholders' deficit for the year ended December 31, 2023 were adjusted for this reclass.

Merger/Business Combination with CF Acquisition Corp. VIII

The Company was a special purpose acquisition company called CF Acquisition Corp. VIII ("**CF VIII**") prior to the closing of a business combination (the "**Business Combination**") on November 29, 2023. Pursuant to that certain Agreement and Plan of Merger, dated October 9, 2022 (the "**Merger Agreement**") whereby XBP Europe, Inc., a Delaware corporation, and an indirect subsidiary of Exela Technologies, Inc., a Delaware corporation ("**ETI**"), became a wholly owned subsidiary of CFV III. In connection with the consummation of the Business Combination, the Company changed its name from CF VIII to "XBP Europe Holdings, Inc." The Business Combination was accounted for as a reverse capitalization in accordance with Financial Accounting Standards Board's ("**FASB**") Accounting Standards Codification Topic 805, Business Combinations ("**ASC 805**"). Under this method of accounting, CF VIII was treated as the "acquired" company for financial reporting purposes with XBP Europe surviving as a direct wholly-owned subsidiary of CF VIII.

Divesture

During the third quarter of fiscal year 2024, the Company determined that its certain on-demand printing operations met the criteria to be classified as a discontinued operation, and, as a result, disposable group's historical financial results are reflected in the Company's consolidated financial statements as discontinued operations, and assets and liabilities were retrospectively reclassified as assets and liabilities held for sale. See *Note 3 — Discontinued Operations* of the notes to consolidated financial statements.

2. Reverse Recapitalization

As discussed in Note 1, on November 29, 2023, the Company consummated a business combination pursuant to the Merger Agreement. The Business Combination was accounted for as a Reverse Recapitalization, rather than a business combination, for financial accounting and reporting purposes.

Accordingly, XBP Europe was deemed the accounting acquirer (and legal acquiree) and CF VIII was treated as the accounting acquiree (and legal acquirer). Under this method of accounting, the reverse recapitalization was treated as the equivalent of XBP Europe issuing stock for the net assets of CF VIII, accompanied by a recapitalization. XBP Europe has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

- XBP Europe pre-combination stockholder has the majority of the voting power in the post-Business Combination company;

- XBP Europe's stockholder has the ability to appoint a majority of the Company's board of directors;

- XBP Europe's management team is the management team of the post-Business Combination company;

- XBP Europe's prior operations is comprised of the ongoing operations of the post-Business Combination company;

- XBP Europe is the larger entity based on historical revenues and business operations; and

- The post-Business Combination company has assumed XBP Europe's operating name.

The net assets of CF VIII are stated at historical cost, with no incremental goodwill or other intangible assets recorded for the effects of the Business Combination. The consolidated assets, liabilities, and results of operations prior to the Business Combination are those of XBP Europe. The shares and corresponding capital amounts and earnings per share available for common stockholders, prior to the Business Combination, have been retroactively restated.

At Closing, the Company received net proceeds of $5.2 million from the Business Combination.

Transaction costs consist of directors and officers liability insurance cost, legal and professional fees, and other fees relating to the consummation of the Business Combination. The Company incurred $3.3 million in transaction costs relating to the Merger for the year ended December 31, 2023, $0.3 million of which was recorded to additional paid-in capital and the remaining $3.0 million was expensed.

Immediately after giving effect to the Business Combination, there were 30,166,102 shares of Common Stock outstanding, 6,249,980 Public Warrants outstanding and 385,000 Private Warrants outstanding. See *Note 18 — Warrants* and *Note 19 — Stockholders' Deficit* for more details.

3. Discontinued Operations

During the third quarter of 2024, certain on-demand printing operations of the Company met the criteria for classification as held for sale and accordingly, was measured at the lower of their carrying value or its fair value less costs to sell. The Company recorded an impairment charge of $0.1 million relating to the disposal group (as defined in *Note 4 — Basis of Presentation and Summary of Significant Accounting Policies*) in impairment of goodwill in the consolidated statement of operations of the disposal group for the year ended December 31, 2024. The Company determined that the held for sale disposal group has met the criteria to be disclosed as discontinued operations as it represents a significant strategic shift that will have a major effect on the Company's operations and financial results.

The results of the disposal group are presented as discontinued operations in the consolidated statements of operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. Impairment loss was recorded during the year ended December 31, 2024, in impairment of goodwill in the consolidated statements of operations of the disposal group. Further, the Company has reclassified the assets and liabilities of the disposal group as assets and liabilities held for sale in the consolidated statements of balance sheets for all periods presented. The consolidated statements of cash flows are presented on a consolidated basis for both continuing operations and discontinued operations. Unless otherwise noted, reference within the notes to consolidated financial statements relates to continuing operations.

The financial results of the disposal group are presented as loss from discontinued operations, net of income taxes on the Company's consolidated statements of operations. The following table presents the major components of financial results of the Company's disposable group for the periods presented:

(dollars in thousands)	Year ended December 31,	
	2024	2023
Revenue, net	$ 8,064	$11,393
Cost of revenue (exclusive of depreciation and amortization)	8,932	12,222
Selling, general and administrative expenses (exclusive of depreciation and amortization)	3,801	3,509
Related party expense	166	50
Depreciation and amortization	555	907
Impairment of goodwill[(1)]	87	—
Operating loss	**(5,477)**	**(5,295)**
Other expense (income), net		
Interest expense, net	145	189
Foreign exchange losses (gains), net	211	(5)
Net loss from discontinued operations before income taxes	**(5,833)**	**(5,479)**
Income tax expense	—	—
Net loss from discontinued operations, net of income taxes	**$(5,833)**	**$(5,479)**

(1) During the year ended December 31, 2024, the Company recorded $0.1million impairment in goodwill, due to held for sale classification as discussed above.

As of December 31, 2024, the assets and liabilities of the disposal group are classified as current in the Company's consolidated balance sheets, as it is probable that the sale will occur within one year. The following table represents the aggregated carrying amounts of classes of assets and liabilities that are classified as discontinued operations on the consolidated balance sheets for the periods presented:

(dollars in thousands)	December 31, 2024
ASSETS	
Current assets	
Cash and cash equivalents	$ 7
Accounts receivable, net of allowance for credit losses of $90	48
Inventories, net	422
Prepaid expenses and other current assets	465
Property, plant and equipment, net of accumulated depreciation of $3,690	436
Total current assets held for sale	**$1,378**
LIABILITIES	
Current liabilities	
Accounts payable (including related party of $305)	$1,170
Accrued liabilities	895
Accrued compensation and benefits	338
Customer deposits	40
Total current liabilities held for sale	**$2,443**

(dollars in thousands)	December 31, 2023
ASSETS	
Current assets	
Cash and cash equivalents	$ 368
Accounts receivable, net of allowance for credit losses of $89	557
Inventories, net	695
Prepaid expenses and other current assets	877
Total current assets held for sale	**$2,497**
Property, plant and equipment, net of accumulated depreciation of $3,114	$1,188
Operating lease right-of-use assets, net	1,659
Goodwill	87
Deferred income tax assets	50
Other noncurrent assets	34
Total noncurrent assets held for sale	**$3,018**
LIABILITIES	
Current liabilities	
Accounts payable (including related party of $339)	$1,472
Accrued liabilities	892
Accrued compensation and benefits	315
Customer deposits	213
Current portion of finance lease liabilities	547
Current portion of operating lease liabilities	379
Total current liabilities held for sale	**$3,818**
Operating lease liabilities, net of current portion	1,280
Total noncurrent liabilities held for sale	**$1,280**

The following table presents significant non-cash items and capital expenditures of discontinued operations for the periods presented:

	Year ended December 31,	
(dollars in thousands)	2024	2023
Depreciation	$555	$907
Impairment of goodwill	87	—
Credit loss expense (income)	1	(16)
Unrealized foreign currency losses (gains)	211	(5)
Purchase of property, plant and equipment	$ 94	$173

4. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

Throughout the period prior to the Closing, the Company operated as part of ETI. Consequently, stand-alone financial statements have not historically been prepared for the Company. The accompanying consolidated financial statements have been prepared from ETI's historical accounting records and are presented on a stand-alone basis as if the Company's operations had been conducted independently from ETI. The consolidated financial statements and related notes to the consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("**U.S. GAAP**") and in accordance with the rules and regulations of the Securities and Exchange Commission ("**SEC**").

The consolidated statements of operations include all revenues and costs directly attributable to XBP Europe, including costs for facilities, functions and services used by XBP Europe. Costs for certain functions and services such as accounting, finance and IT delivered by subsidiaries of ETI are directly charged to XBP Europe based on specific identification when possible or based on the actual specific people and related cost. Current and deferred income taxes have been determined based on the stand-alone results of XBP Europe. However, because the Company filed as part of ETI's tax group in certain jurisdictions, the Company's actual tax balances may differ from those reported. The Company's portion of its domestic and certain income taxes for jurisdictions outside the United States are deemed to have been settled in the period the related tax expense was recorded.

All intercompany transactions and balances within the Company have been eliminated. The consolidated financial statements of the Company include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Company. Transactions with affiliated companies owned by ETI or its subsidiaries which are not a part of the Company are reflected as related party transactions.

All of the allocations and estimates in the consolidated financial statements are based on assumptions that management of ETI believes are reasonable. However, the consolidated financial statements included herein may not be indicative of the financial position, results of operations, and cash flows of the Company in the future or if the Company had been a separate, stand-alone entity during the periods presented.

Actual costs that would have been incurred if XBP Europe had been a stand-alone Company would depend on multiple factors, including organizational structure and strategic decisions.

Certain comparative amounts for prior year have been reclassified to conform to the financial statement presentation as of and for the year ended December 31, 2024.

Use of Estimates in Preparation of the Consolidated Financial Statements

Estimates and judgments relied upon in preparing these consolidated financial statements include revenue recognition for multiple element arrangements, allowance for credited losses, inventory obsolescence costs, income taxes, depreciation, amortization, employee benefits, contingencies, goodwill, intangible assets, right of use assets and obligation, pension obligations, pension assets, and asset and liability valuations. The Company regularly assesses these estimates and records changes in estimates in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Segment Reporting

The Company consists of two segments:

1. The Bills & Payments business unit primarily focuses on optimizing how bills and payments are processed by businesses of all sizes and industries. It offers automation of AP and AR processes and through its platform, XBP, seeks to integrate buyers and suppliers across Europe. This business unit also includes the Company's digital transformation revenue, which is both project based and recurring.

2. The Technology business unit primarily focuses on sales of recurring software licenses and related maintenance, hardware solutions and related maintenance and professional services.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited with financial institutions and liquid investments with original maturity dates equal to or less than three months. All bank deposits and money market accounts are considered cash and cash equivalents.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are carried at the original invoice amount less an estimate made for credit losses. Revenue that has been earned but remains unbilled at the end of the period is recorded as a component of accounts receivable, net. The Company specifically analyzes accounts receivable mainly based on customer type and related aging schedules, historical collection experience, current and future economic and market condition to estimate the probability of default in the future when evaluating the adequacy of its allowance for expected credit losses. The Company writes off accounts receivable balances against the allowance for expected credit losses, net of any amounts recorded in deferred revenue, when it becomes probable that the receivable will not be collected.

Inventories

Inventories primarily include heavy-duty scanners and related parts, toner, paper stock, envelopes and postage supplies. Inventories are stated at the lower of cost or net realizable values and include the cost of raw materials, labor, and purchased subassemblies. Cost is determined using the weighted average method.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method (which approximates the use of the assets) over the estimated useful lives of the assets. When these assets are sold or otherwise disposed of, the asset and related depreciation is relieved, and any gain or loss is included in the consolidated statements of operations for the period of sale or disposal. Leasehold improvements are amortized over the lease term or the useful life of the asset, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Intangible Assets

Customer Relationships

Customer relationship intangible assets represent customer contracts and relationships obtained as part of acquired businesses. Customer relationship values are estimated by evaluating various factors including historical attrition rates, contractual provisions and customer growth rates, among others. The estimated average useful lives of customer relationships range from 4 to 16 years depending on facts and circumstances. These intangible assets are primarily amortized straight-line over the estimated useful life. The Company evaluates the remaining useful life of intangible assets on an annual basis to determine whether events and circumstances warrant a revision to the remaining useful life.

Developed Technology

The Company has acquired various developed technologies embedded in its technology platform. Developed technology is an integral asset to the Company in providing solutions to customers and is recorded as an intangible asset. The Company amortizes developed technology on a straight-line basis over the estimated useful life, which is typically 5 to 8.5 years.

Capitalized Software Costs

The Company capitalizes certain costs incurred to develop software products to be sold, leased or otherwise marketed after establishing technological feasibility in accordance with ASC section 985-20, *Software — Costs of Software to Be Sold,* Leased*, or Marketed*, and the Company capitalizes costs to develop or purchase internal-use software in accordance with ASC section 350-40, *Intangibles — Goodwill and Other — Internal-Use Software*. Significant estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on estimated useful lives and estimating the marketability of the commercial software products and related future revenues. The Company amortizes capitalized software costs on a straight-line basis over the estimated useful life, which is typically 5 years.

Outsourced Contract Costs

Costs of outsourcing contracts, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed on a straight-line basis over the estimated contract term, which is typically 3 to 5 years. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment activities and can be separated into two principal categories: contract commissions and set-up/fulfillment costs. Contract fulfillment costs are capitalized only if they are directly attributable to a specifically anticipated future contract; represent the enhancement of resources that will be used in satisfying a future performance obligation (the services under the anticipated contract); and are expected to be recovered.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, including finite-lived trade names, trademarks, customer relationships, developed technology, capitalized software costs, outsourced contract costs, acquired software, workforce, and property, plant and equipment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows based in part on the financial results and the expectation of future performance.

The Company did not record any impairment related to its property, plant, and equipment, customer relationships, developed technology, capitalized software cost or outsourced contract costs for the years ended December 31, 2024 and 2023.

Goodwill

Goodwill represents the excess purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. The Company' reporting units are at the operating segment level, for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

The Company conducts its annual goodwill impairment tests on October 1st of each year, or more frequently if indicators of impairment exist. When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company uses a combination of the Guideline Public Company Method of the Market Approach and the Discounted Cash Flow Method of the Income Approach to determine the reporting unit fair value. Refer to *Note 10 — Intangible Assets and Goodwill* for additional discussion of goodwill. During the year ended December 31, 2024, the Company recorded $0.1 million impairment in goodwill in discontinued operation, due to held for sale classification.

Benefit Plan Accruals

The Company has defined benefit plans in the UK, Germany, Norway and France under which participants earn a retirement benefit based upon a formula set forth in the respective plans. The Company records annual amounts relating to its pension plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, and compensation increases. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so.

Leases

The Company determines if a contract is, or contains, a lease at contract inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current portion of operating lease liabilities and operating lease liabilities, net of current portion in the consolidated balance sheets. Finance leases are included in property, plant and equipment, current portion of finance lease liabilities and finance lease liabilities, net of current portion in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. In addition, ROU assets include initial direct costs incurred by the lessee as well as any lease payments made at or before the commencement date and exclude lease incentives. As most of the Company' leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The implicit rate in the lease is used when readily determinable. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of one year or less are not recorded on the consolidated balance sheets.

Finance lease ROU assets are amortized over the lease term or the useful life of the asset, whichever is shorter. The amortization of finance lease ROU assets is recorded in depreciation expense in the consolidated statements of operations. For operating leases, expense is recognized for lease payments on a straight-line basis over the lease term.

Stock-Based Compensation

The Company accounts for all equity-classified awards under stock-based compensation plans at their "fair value." This fair value is measured at the fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the vesting period. The fair value of the awards on the grant date is determined using the stock price on the respective grant date in the case of restricted stock units and using an option pricing model in the case of stock options. The Company accounts for forfeitures as they occur. The expense resulting from share-based payments is recorded in selling, general and administrative expense in the consolidated statements of operations.

Warrants

The Company accounts for the warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("**FASB**") ASC 480, *Distinguishing Liabilities from Equity* ("**ASC 480**") and ASC 815, *Derivatives and Hedging* ("**ASC 815**"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to Company's own shares of common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance.

The Company determined upon further review of the warrant agreements, that while Public Warrants meet the definition of a derivative, they meet the equity scope exception in ASC 815 to be classified in stockholders' deficit and are not subject to remeasurement provided that the warrants continue to meet the criteria for equity classification.

Similarly, Private Warrants meet the definition of a derivative, however they don't meet the equity scope exception in ASC 815 and are subject to remeasurement. Private Warrant liability shall be measured at fair value on transaction closing date, with changes in fair value each period recognized in the consolidated statements of operations.

Held for Sale

The Company classifies assets as held-for-sale ("disposal group") in the period when all of the relevant criteria to be classified as held for sale are met. These criteria include management's commitment to sell the disposal group in its present condition and the sale being deemed probable of being completed within one year. Assets held for sale are reported at the lower of their carrying value or fair value less cost to sell. The fair values of disposal groups are estimated using accepted valuation techniques, including indicative listing prices. The Company considers historical experience, guidance received from third parties, and all information available at the time the estimates are made to derive fair value. Any loss resulting from the measurement is recognized in the period when the held for sale criteria are met. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the initial carrying value of the disposal group. Assets held-for-sale are not amortized or depreciated.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. Revenue is measured as the amount of consideration that is expected to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of the Company's material sources of revenue are derived from contracts with customers, primarily relating to the provision of business and transaction processing services and sales of recurring software licenses and professional services within each of the Company's segments. The Company does not have any significant extended payment terms, as payment for invoices issued is received shortly after goods are delivered or services are provided.

Nature of Services

The primary performance obligations are to stand ready to provide various forms of business processing services, consisting of a series of distinct services that are substantially the same and have the same pattern of transfer over time, and accordingly are combined into a single performance obligation. The Company's promise to its customers is typically to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the customers' use (i.e., number of transactions processed, requests fulfilled, etc.); as such, the total transaction price is variable. The variable fees are allocated to the single performance obligation charged to the distinct service period in which the Company performs the service.

Revenue from the sale of software licenses is recognized as a single performance obligation at the point in time that the software license is delivered to the customer. Perpetual licenses are granted or a noncancelable license is granted for a nonrefundable fee, which are recognized at a point in time. No significant obligations or contingencies exist with regard to delivery, customer acceptance or rights of return at the time revenue is recognized.

Professional services revenue consists of implementation services for new customers, or implementations of new products for existing customers. Professional services are typically sold on a time-and-materials basis and recognized monthly based on actual hours incurred.

Revenue from the sale of hardware solutions is recognized on a point in time basis and related maintenance are recognized ratably over the contractual term.

Disaggregation of Revenues

The following tables disaggregate revenue from contracts by geographic region for the years ended December 31, 2024 and 2023:

	Year ended December 31,	
(dollars in thousands)	2024	2023
France	$ 50,472	$ 57,746
Germany	38,000	34,578
United Kingdom	32,136	35,579
Sweden	12,996	17,575
Other	8,804	9,465
Total Revenue, net	$142,408	$154,943

Contract Balances

The following table presents contract assets, contract liabilities and contract costs recognized at December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Accounts receivable, net	$19,810	$30,238	$34,476
Deferred revenues	6,870	6,004	5,660
Customer deposits	277	323	697
Costs to obtain and fulfill a contract	$ —	$ 350	$ 44

Accounts receivable, net includes $6.5 million and $10.8 million as of December 31, 2024 and 2023, respectively, representing amounts not billed to customers. Unbilled receivables are accrued and represent work performed in accordance with the terms of contracts with customers.

Deferred revenues relate to payments received in advance of performance under a contract. A significant portion of this balance relates to maintenance contracts or other service contracts where the Company received payments for upfront conversions or implementation activities which do not transfer a service to the customer but rather are used in fulfilling the related performance obligations that transfer over time. The advance consideration received from customers is deferred over the contract term. The Company recognized revenue of $5.2 million during the year ended December 31, 2024 that had been deferred as of December 31, 2023. The Company recognized revenue of $6.3 million during the year ended December 31, 2023 that had been deferred as of January 1, 2023.

Costs incurred to obtain and fulfill contracts are deferred and presented as part of intangible assets, net and expensed on a straight-line basis over the estimated benefit period. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment and can be separated into two principal categories: contract commissions and fulfillment costs. Applying the practical expedient in *ASC 340-40-25-4,* the incremental costs of obtaining contracts are recognized as an expense when incurred if the amortization period would have been one year or less. These costs are included in selling, general and administrative expenses. The effect of applying this practical expedient was not material.

Customer deposits consist primarily of amounts received from customers in advance for postage. These advanced postage deposits are used to cover the costs associated with postage, with the corresponding postage revenue being recognized as services are performed.

Performance Obligations

At the inception of each contract, the Company assesses the goods and services promised in the Company's contracts and identifies each distinct performance obligation. The majority of the Company's contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts. For the majority of the Company's business and transaction processing service contracts, revenues recognized as services are provided based on an appropriate input or output method, typically based on the related labor or transactional volumes.

Certain of the Company's contracts have multiple performance obligations, including contracts that combine software implementation services with post-implementation customer support. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company estimates the expected costs of satisfying a performance obligation and adds an appropriate margin for that distinct good or service. The adjusted market approach is also used whereby the Company estimates the price that customers in the market would be willing to pay. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract. Certain of the Company's software implementation performance obligations are satisfied at a point in time, typically when customer acceptance is obtained.

When evaluating the transaction price, the Company analyzes, on a contract-by-contract basis, all applicable variable considerations. The nature of the Company's contracts gives rise to variable consideration, including volume discounts, contract penalties, and other similar items that generally decrease the transaction price. These amounts are estimated based on the expected amount to be provided to customers and reduce revenues recognized. The Company does not anticipate significant changes to the Company's estimates of variable consideration.

Reimbursements from customers, such as postage costs, are included in revenue, while the related costs are included in cost of revenue.

Transaction Price Allocated to the Remaining Performance Obligations

In accordance with optional exemptions available under ASC 606, the Company did not disclose the value of unsatisfied performance obligations for (a) contracts with an original expected length of one year or less, and (b) contracts for which variable consideration relates entirely to an unsatisfied performance obligation, which comprise the majority of the Company's contracts. The Company has certain non-cancellable contracts where a fixed monthly fee is received in exchange for a series of distinct services that are substantially the same and have the same pattern of transfer over time, with the corresponding remaining performance obligations as of December 31, 2024 in each of the future periods below:

(dollars in thousands)	
2025	$6,668
2026	115
2027	87
Total	$6,870

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2024 and 2023 were $0.2 million and $0.1 million, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses for the years ended December 31, 2024 and 2023 were $0.6 million and $0.9 million, respectively.

Restructuring Charges

Costs and liabilities associated with management-approved restructuring activities are recognized when they are incurred. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations and related liabilities are recorded within accrued compensation and benefits on the consolidated balance sheets. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.

The liability for the restructuring charge associated with an exit or disposal activity is measured initially at its fair value. Restructuring charges for the years ended December 31, 2024 and 2023 were $1.1 million and $4.3 million, respectively.

Income Taxes

The Company accounts for income taxes by using the asset and liability method. The Company accounts for income taxes regarding uncertain tax positions and recognized interest and penalties related to uncertain tax positions in income tax expense in the consolidated statements of operations.

Deferred income taxes are recognized on the tax consequences of temporary differences by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as determined under tax laws and rates. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The Company did not consider future book income as a source of taxable income when assessing if a portion of the deferred tax assets are more likely than not to be realized. However, scheduling the reversal of existing deferred tax liabilities indicated that a portion of the deferred tax assets are likely to be realized. Therefore, partial valuation allowances were established against a portion of the Company' deferred tax assets. In the event the Company determines that it would be able to realize deferred tax assets that have valuation allowances established, an adjustment to the net deferred tax assets would be recognized as a component of income tax expense through continuing operations.

The Company engages in transactions (i.e. acquisitions) in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Therefore, judgment is required by the Company in assessing and estimating the tax consequences of these transactions. While the Company's tax returns are prepared and based on the Company' interpretation of tax laws and regulations, in the normal course of business the tax returns are subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of the Company's income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained. Refer to *Note 13 — Income Taxes* for further information.

Loss Contingencies

The Company reviews the status of each significant matter, if any, and assesses its potential financial exposure considering all available information including, but not limited to, the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular matter. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to loss contingencies, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to its pending claims and litigation and may revise its estimates. These revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Company. The Company's liabilities exclude any estimates for legal costs not yet incurred associated with handling these matters.

Foreign Currency Translation

The Company has determined all international subsidiaries' functional currency is the local currency. These assets and liabilities are translated at exchange rates in effect at the balance sheet date while income and expense amounts are translated at average exchange rates during the period. The resulting foreign currency translation adjustments are disclosed as a separate component of other comprehensive loss.

Included as foreign exchange losses, net in the consolidated statements of operations are net exchange losses of $2.5 million and $0.6 million for the years ended December 31, 2024 and 2023, respectively.

Net Loss per Share

Earnings per share ("**EPS**") is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, using the more dilutive of the two-class method and if-converted method in the period of earnings. The two-class method is an earnings allocation method that determines earnings per share (when there are earnings) for common stock and participating securities. The if-converted method assumes all convertible securities are converted into common stock. Diluted EPS excludes all dilutive potential shares of common stock if their effect is anti-dilutive.

As the Company experienced net losses for the periods presented, the Company did not include the effect of 6,634,980 shares of Common Stock issuable upon exercise of 6,634,980 warrants sold in the IPO and Private Placement and issued in connection with completion of the Business Combination, or the effect of the aggregate number of shares issuable pursuant to outstanding restricted stock units and options (3,420,329 as of December 31, 2024) in the calculation of diluted loss per share for the years ended December 31, 2024 and 2023, because their effects were anti-dilutive.

The components of basic and diluted EPS are as follows:

	Year Ended December 31,	
(dollars in thousands, except share and per share amounts)	2024	2023
Net loss from continuing operations attributable to common stockholders (A)	$ (6,533)	$ (5,568)
Net loss from discontinued operations attributable to common stockholders (B)	(5,833)	(5,479)
Net loss attributable to common stockholders (C)	$ (12,366)	$ (11,047)
Weighted average common shares outstanding – basic and diluted (D)	30,166,102	22,535,920
Loss Per Share:		
Basic and diluted – continuing operations (A/D)	$ (0.22)	$ (0.25)
Basic and diluted – discontinued operations (B/D)	(0.19)	(0.24)
Basic and diluted (C/D)	$ (0.41)	$ (0.49)

Fair Value Measurements

The Company records the fair value of assets and liabilities in accordance with ASC 820, *Fair Value Measurement* ("**ASC 820**"). ASC 820 defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 — unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability at fair value.

Refer to *Note 14 — Employee Benefit Plans* and *Note 16 — Fair Value Measurement* for further discussion.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company maintains its cash and cash equivalents and certain other financial instruments with highly rated financial institutions and limits the amount of credit exposure with any one financial institution. From time to time, the Company assesses the credit worthiness of its customers. Credit risk on trade receivables is minimized because of the large number of entities comprising the Company's client base and their dispersion across many industries and geographic areas. The Company generally has not experienced any material losses related to receivables from any individual customer or groups of customers. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable, net. The Company does not have any significant customers that account for 10% or more of the total combined revenues.

Recently Adopted Accounting Pronouncements

Effective January 1, 2024, the Company adopted Accounting Standards Update ("**ASU**") No. 2023-01, *Leases (Topic 842): Common Control Arrangements*. The FASB-issued guidance clarifies the accounting for leasehold improvements associated with common control leases by requiring that leasehold improvements associated with common control leases be amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset through a lease. Additionally, leasehold improvements associated with common control leases should be accounted for as a transfer between entities under common control through an adjustment to equity, if, and when, the lessee no longer controls the use of the underlying asset. The adoption had no impact on the Company's consolidated results of operations, cash flows, financial position or disclosures.

Effective January 1, 2024, the Company adopted ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires retrospective disclosure of significant segment expenses and other segment items on an annual and interim basis. Additionally, it requires disclosure of the title and position of the Chief Operating Decision Maker ("**CODM**"). The Company has provided the required disclosure after adopting this standard. Refer to *Note 22 — Segment Information* for further discussion.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-04, *Debt-Debt with Conversions and Other Option (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*, which amends ASC 470-20 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion. This ASU is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASC 2024-03, *Income Statement-Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement*

Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. This new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently assessing the impact this ASU will have on the consolidated financial statements and footnote disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires an annual tabular effective tax rate reconciliation disclosure including information for specified categories and jurisdiction levels, as well as, disclosure of income taxes paid, net of refunds received, disaggregated by federal, state/local, and significant foreign jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements.

5. Inventories

Inventories, net consist of the following:

	December 31,	
(dollars in thousands)	2024	2023
Finished goods	$ 5,585	$ 5,892
Allowance for obsolescence	(1,762)	(1,847)
Total inventories, net	$ 3,823	$ 4,045

Finished goods inventory includes $1.8 million and $1.8 million of allowance for obsolescence as of December 31, 2024 and 2023, respectively. The Company's allowance for obsolescence is based on a policy developed by historical experience and management judgment.

6. Accounts Receivable

Accounts receivable, net consist of the following:

	December 31,	
(dollars in thousands)	2024	2023
Billed receivables	$14,554	$20,584
Unbilled receivables	6,454	10,837
Less: Allowance for credit losses	(1,198)	(1,183)
Total accounts receivable, net	$19,810	$30,238

Unbilled receivables represent balances recognized as revenue that have not been billed to the customer. The Company allowance for doubtful accounts is based on a policy developed by historical experience and management judgment. Adjustments to the allowance for credit losses may occur based on market conditions or specific client circumstances.

The following table describes the changes in the allowance for expected credit losses for the years ended December 31, 2024 and 2023 (all related to accounts receivables):

	December 31,	
(dollars in thousands)	2024	2023
Balance at January 1, of the allowance for expected credit losses	$1,183	$ 824
Change in the provision for expected credit losses for the period	15	359
Balance at December 31, of the allowance for expected credit losses	$1,198	$1,183

7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	
(dollars in thousands)	2024	2023
Prepaid postage	$ 86	$1,924
Government receivables	1,263	1,600
Prepaid maintenance	432	525
Deposits	392	492
Prepaid insurance	142	150
Other prepaids	1,913	1,859
Total prepaid expenses and other current assets	$4,228	$6,550

8. Leases

The Company leases numerous facilities in Europe. The Company facilities house general offices, sales offices, service locations, and production facilities. Substantially all of the Company's operations facilities are leased under long-term leases with varying expiration dates, except for the 2 owned locations. The Company regularly obtains various machinery, equipment, vehicles and furniture on leases. The machinery and equipment leases mainly include leasing of computers, servers, other IT equipment, mailing system, production equipment, generators, office equipment, printers, copiers and miscellaneous warehouse equipment.

The Company's ROU assets and lease liabilities as of December 31, 2024 and 2023 recorded on the consolidated balance sheets are as follows:

	December 31,	
Consolidated balance sheets location (dollars in thousands)	2024	2023
Operating Lease		
Operating lease right-of-use assets, net	$4,805	$5,206
Current portion of operating lease liabilities	1,734	1,562
Operating lease liabilities, net of current position	3,271	3,785
Finance Lease		
Finance lease right-of-use assets, net (included in Property, plant and equipment, net)	4	55
Current portion of finance lease liabilities	12	91
Finance lease liabilities, net of current portion	—	23

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,	
	2024	2023
Weighted-average remaining lease term		
Operating Leases	1.79	2.58
Finance leases	0.36	0.17
Weighted-average discount rate		
Operating Leases	13.1%	9.5%
Finance leases	9.6%	2.1%

The interest on financing lease liabilities was less than $0.1 million for each of the years ended December 31, 2024 and 2023, respectively. The amortization expense on finance lease ROU assets was $0.1 million and $0.1 million for the years ended December 31, 2024 and 2023, respectively.

Maturities of finance and operating lease liabilities based on lease term for the next five years are as follows:

(dollars in thousands)	Finance Leases	Operating Leases
2025	$12	$ 2,210
2026	—	1,701
2027	—	1,449
2028	—	377
2029	—	206
2030 and thereafter	—	146
Total lease payments	12	6,089
Less: Imputed interest	—	(1,084)
Present value of lease liabilities	$12	$ 5,005

Total rental expense for all operating leases was $4.7 million and $5.4 million for the years ended December 31, 2024 and 2023, respectively.

The following table summarizes the cash paid and related right-of-use operating finance or operating lease recognized for the years ended December 31, 2024 and 2023.

(dollars in thousands)	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$3,001	$2,707
Financing cash flows from finance leases	99	251
Right-of-use lease assets obtained in the exchange for lease liabilities:		
Operating leases	$2,919	$4,786
Finance leases	—	—

9. Property, Plant and Equipment, Net

Property, plant, and equipment, which include assets recorded under finance leases, are stated at cost less accumulated depreciation, and amortization, and consist of the following:

(dollars in thousands)	Expected Useful Lives (in Years)	December 31, 2024	December 31, 2023
Buildings and improvements	7 – 40	$ 8,770	$ 9,115
Leasehold improvements	Shorter of life of improvement or lease term	712	686
Machinery and equipment	5 – 15	6,935	7,033
Computer equipment and software	3 – 8	25,663	26,324
Furniture and Fixtures	5 – 15	7,855	7,765
Finance lease right-of use assets	Shorter of life of the asset or lease term	1,662	1,764
		51,597	52,687
Less: Accumulated depreciation and amortization		(40,325)	(39,876)
Total property, plant and equipment, net		$ 11,272	$ 12,811

Depreciation expense related to property, plant and equipment was $2.4 million and $2.6 million for the years ended December 31, 2024 and 2023, respectively.

10. Intangible Assets and Goodwill

Intangible Assets

Intangible assets are stated at cost or acquisition-date fair value less accumulated amortization and consists of the following:

(dollars in thousands)	Weighted Average Remaining Useful Life (in Years)	December 31, 2024		
		Gross Carrying Amount[a]	Accumulated Amortization	Intangible Asset, net
Customer relationships	2.0	$2,960	$(2,241)	$ 719
Internally developed software	4.5	432	(30)	402
Outsource contract costs	—	719	(719)	—
Total intangibles, net		$4,111	$(2,990)	$1,121

(dollars in thousands)	Weighted Average Remaining Useful Life (in Years)	December 31, 2023		
		Gross Carrying Amount[a]	Accumulated Amortization	Intangible Asset, net
Customer relationships	3.0	$3,145	$(1,997)	$1,148
Outsource contract costs	1.0	768	(418)	350
Total intangibles, net		$3,913	$(2,415)	$1,498

(a) Amounts include intangibles acquired in business combinations and asset acquisitions

Aggregate amortization expense related to intangibles was $0.8 million and $0.4 million for the years ended December 31, 2024 and 2023, respectively.

Estimated intangibles amortization expense for the three years consists of the following:

(dollars in thousands)	Estimated Amortization Expenses
2025	$ 451
2026	447
2027	89
2028	89
2029 and thereafter	45
Total	$1,121

Goodwill

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approach the markets and interacts with customers. The Company is organized into two segments: Bills and Payments and Technology (See *Note 22 — Segment Information*).

Goodwill by reporting segment consists of the following:

(dollars in thousands)	Balances at January 1, 2024	Additions	Disposals	Impairments	Currency Translation Adjustments	Balances at December 31, 2024
Bills and Payments	$ 9,971	$ —	$ —	$ —	$ (472)	$ 9,499
Technology	12,852	—	—	—	(685)	12,167
Total	$22,823	$ —	$ —	$ —	$(1,157)	$21,666

(dollars in thousands)	Balances at January 1, 2023	Additions	Disposals	Impairments	Currency Translation Adjustments	Balances at December 31, 2023
Bills and Payments	$ 9,602	$ —	$ —	$ —	$369	$ 9,971
Technology	12,373	—	—	—	479	12,852
Total	$21,975	$ —	$ —	$ —	$848	$22,823

The Company tests for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. The Company monitors changing business conditions as well as industry and economic factors, among others, for events which could trigger the need for an interim impairment analysis.

In connection with the completion of the annual impairment tests as of October 1, 2024 and 2023, the Company recorded no impairment charge to goodwill.

11.   Accrued Liabilities

Accrued liabilities consist of the following:

(dollars in thousands)	December 31, 2024	December 31, 2023
Accrued taxes (exclusive of income taxes)	$ 8,153	$ 5,892
Accrued employee related expenses	1,314	3,697
Accrued legal reserve for pending litigation	1,722	3,097
Accrued professional and legal fees	1,367	4,171
Accrued postage and shipping	497	2,635
Accrued facility related expenses	976	797
Other accruals	3,964	3,561
Total accrued liabilities	$17,993	$23,850

12.   Debt

Secured Borrowing Facility

On August 25, 2020, certain entities entered into an agreement wherein amounts due from clients were pledged to a third party, in exchange for a borrowing facility in amounts up to a total of €31.0 million (the "**Secured Borrowing Facility**"). The proceeds from the Secured Borrowing Facility were determined by the amounts invoiced to the Company's clients. The amounts due from clients were recorded in accounts receivable and the amount due to the third party as a liability, presented under current portion of long-term debt on the consolidated balance sheets. The cost of the Secured Borrowing Facility was 0.10% of newly assigned receivables with minimum of €0.1 million in annual fees and the Secured Borrowing Facility bore interest at Euribor rate plus 0.70% on the unpaid principal amount. During the years ended December 31, 2024 and 2023, the Company incurred interest expense of $0 and $0.6 million, respectively, related to the Secured Borrowing Facility. As of December 31, 2024 and 2023, the outstanding balances payable under the Secured Borrowing Facility were $0 and $0.1 million, respectively.

On September 15, 2023, the relevant entities entered into an amendment to the Secured Borrowing Facility (the "**Amended Factoring Agreement**"), as amended from time to time to convert the existing arrangement into a non-recourse factoring program wherein an unrelated third party (the "**Factor**") shall provide financing to certain subsidiaries of the Company by purchase of certain approved and partially approved accounts receivables (as defined in the Amended Factoring Agreement) up to a maximum amount of €15.0 million while assuming the risk of non-payment on the purchased accounts receivables up to the level of approval. The relevant entities shall have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities and, once sold, the accounts receivable shall no longer be available to satisfy creditors of the relevant entities.

The Company accounted for the transactions under the Amended Factoring Agreement as a sale under ASC 860, *Transfers and Servicing*, and treats it as an off-balance sheet arrangement. Net funds received from the transfers reflect the face value of the account less a fee, which is recorded as an increase to cash and a reduction to accounts receivable outstanding in the consolidated balance sheets. The Company reports the cash flows attributable to the sale of account receivables to the Factor and the cash receipts from collections made on behalf of and paid to the Factor under the Amended Factoring Agreement, on a net basis as trade accounts receivables in cash flows from operating activities in the Company's consolidated statements of cash flows.

As of December 31, 2024, the Company's outstanding factored accounts receivable amounted to $16.6 million pursuant to the Amended Factoring Agreement, representing the face value of the invoices. The Company recognizes factoring costs upon disbursement of funds. The Company incurred a loss on sale of accounts receivables including expenses pursuant to the Amended Factoring Agreement totaling approximately $0.8 million and $0.3 million for the year ended December 31, 2024 and 2023 respectively, which is presented in interest expense, net on the consolidated statements of operations.

2019 Credit Agreement

In October 2019, a wholly-owned UK subsidiary of XBP Europe (the "**UK Subsidiary**") entered into a secured credit agreement (the "**2019 Credit Agreement**") with HSBC UK Bank plc ("**HSBC**") for a £9.0 million Secured Credit Facility (the "**Secured Credit Facility**") consisting of (i) a secured Term Loan A facility in an aggregate principal amount of £2.0 million (the "**Term Loan A Facility**"), (ii) a secured Term Loan B facility in an aggregate principal amount of £2.0 million (the "**Term Loan B Facility**"), and (iii) a secured revolving credit facility in an aggregate principal amount of £5.0 million (the "**Revolving Credit Facility**"). On December 21, 2022, the UK Subsidiary amended its 2019 Credit Agreement, allowing the UK Subsidiary to affirm to extend the maturity of Term Loan A Facility and Term Loan B Facility to October 31, 2024 subject to compliance with financial covenants. On February 9, 2023, the UK Subsidiary amended its 2019 Credit Agreement, allowing the UK Subsidiary to extend the maturity of the Revolving Credit Facility to October 31, 2024 subject to compliance with financial covenants. The maturity of the Revolving Credit Facility has since been extended on various dates. On May 10, 2024, the maturity was further extended to August 31, 2025. During the year ended December 31, 2024, the Company has repaid outstanding amount of $1.9 million, $0.4 million, and $6.4 million under the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility, respectively and accordingly wrote off the unamortized balance of less than $0.1 million of debt issuance cost related to the 2019 Credit Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2019 Credit Agreement. As of December 31, 2023, the outstanding balance of the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility was approximately $1.9 million, $0.4 million, and $6.4 million, respectively.

The 2019 Credit Agreement contained financial covenants including, but not limited to (a) a Combined Cashflow Coverage Ratio, which measured the ratio of (i) Combined Cashflow and (ii) Debt Service defined as finance charges in addition to mandatory repayments in respect to the 2019 Credit Agreement, (b) Combined Interest Coverage Ratio, which measured the ratio of (i) Combined EBITDA to (ii) Combined Finance Charges, (c) a Combined Total Net Leverage Ratio, which measured the ratio of (i) Combined Net Indebtedness in respect to the last day of the most recent period to (ii) EBITDA, (d) Guaranteed Intragroup Balances, (e) the Loan to Market Value defined as the Facility A Loan outstanding to the market value of the property in each case, as defined in the 2019 Credit Agreement. The term "Combined" refers to the UK Subsidiary and its wholly-owned subsidiaries.

The 2019 Credit Agreement and indenture governing the Secured Credit Facility contained limitations on the ability of the UK subsidiary to effect mergers and change of control events as well as certain other limitations, including limitations on: (i) the declaration and payment of dividends or other restricted payments (ii) substantial changes of the general nature of the business, (iii) acquisition of a company, (iv) enter a joint venture, (v) or effect a dormant subsidiary to commence trading or cease to satisfy the criteria of a dormant subsidiary.

The UK Subsidiary's obligations under the 2019 Credit Agreement were jointly and severally guaranteed by certain of its existing and future direct and indirectly wholly owned subsidiaries. The 2019 Credit Agreement and the 2022 Committed Facility Agreement (defined below) contained cross default provisions which relate to the UK Subsidiary and its subsidiaries, but not any other entities within the consolidated group.

At inception, borrowings under the Secured Credit Facility bore interest at a rate per annum equal to the LIBOR plus the applicable margin of 2%, 2.5%, and 3% per annum for the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility respectively. Effective October 29, 2021, borrowings under the Revolving Credit Facility bore interest at a rate per annum equal to the Sterling Overnight Index Average ("**SONIA**") plus the applicable margin of 3%. Effective December 31, 2021, borrowings under the Term Loan A Facility and the Term Loan B Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 2% and 2.5%, respectively.

In July 2020, the UK Subsidiary entered into an amendment to the 2019 Credit Agreement, to provide an additional aggregate principal amount of £4.0 million under a credit agreement (the "**Revolving Working Capital Loan Facility**" or "**2020 Credit Agreement**") together with Revolving Credit Facility (the "**Revolving Credit Facilities**"). At the inception of the Revolving Working Capital Loan Facility, the borrowing bore an interest rate per annum equal to the LIBOR plus the applicable margin of 3.5% per annum. Effective December 31, 2022, borrowings under the Revolving Working Capital Loan Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 3.5%.

The maturity of the Revolving Working Capital Loan Facility has since been extended on various dates subject to compliance with financial covenants. On May 10, 2024 the maturity was further extended to August 31, 2025. During the year ended December 31, 2024, the Company has repaid outstanding amount of $5.1 million under the 2020 Credit Agreement and accordingly wrote off the unamortized balance of less than $0.1 million of debt issuance cost related to the 2020 Credit Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2020 Credit Agreement. As of December 31, 2023, the Revolving Working Capital Loan Facility had an outstanding principal balance of $5.1 million.

As of December 31, 2023, the UK Subsidiary was in compliance with all affirmative and negative covenants under the 2019 Credit Agreement, including any financial covenants, pertaining to its financing arrangements.

2022 Committed Facility Agreement

In May 2022, the UK Subsidiary entered into a committed facility agreement (the "**2022 Committed Facility Agreement**") with HSBC, which includes a term loan for £1.4 million to be used in refinancing a property owned by XBP Europe in Dublin, Ireland (the "**Property**"). At inception of the 2022 Committed Facility Agreement, the borrowing bore an interest rate equal to 3.5% per annum in addition to the Bank of England Base Rate. The maturity of the 2022 Committed Facility Agreement is May 2027. During the year ended December 31, 2024, the Company has repaid outstanding amount of $1.5 million under the 2022 Committed Facility Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2022 Committed Facility Agreement. As of December 31, 2023, the 2022 Committed Facility Agreement had an outstanding balance of $1.5 million.

The 2022 Committed Facility Agreement contained financial covenants including, but not limited to (a) a Combined Debt Service Coverage Ratio, which measured the cashflow less dividends, net capital expenditure, and taxation relative to the debt service for that relevant period, (b) interest cover, which measured EBITDA relative to the aggregate of (i) interest charges and (ii) interest element of finance leases in any relevant period, (c) Total Net Debt to EBITDA, which measured the total net debt relative to

EBITDA for any relevant period, and (d) loan to market value, which measured the loan as a percentage of the aggregate market value of the Property. The term "Combined" refers to the UK subsidiary and its wholly-owned subsidiaries.

As of December 31, 2023, the UK Subsidiary was in compliance with all affirmative and negative covenants under the 2022 Committed Facility Agreement, including any financial covenants pertaining to its financing arrangements.

2024 Facilities Agreement

In July 2024, XBP Europe, Inc., a wholly-owned subsidiary of the Company, together with certain other subsidiaries (the "**XBP Group**"), entered into a Facilities Agreement (the "**2024 Facilities Agreement**") with HSBC for a £15.0 million and €10.5 million Secured Credit Facility consisting of (i) a single draw, secured Term Loan A facility in an aggregate principal amount of £3.0 million (the "**2024 Term Loan A Facility**"), (ii) a single draw, secured Term Loan B facility in an aggregate principal amount of €10.5 million (the "**2024 Term Loan B Facility**", collectively with the 2024 Term Loan A Facility, the "**2024 Term Loan Facilities**") and (iii) a multi-draw, multi-currency secured revolving credit facility in an aggregate principal amount of £12.0 million (the "**2024 Revolving Credit Facility**"), and, together with the 2024 Term Loan Facilities, (the "**2024 Senior Credit Facilities**"). The 2024 Term Loan Facilities mature on July 26, 2028 and the 2024 Revolving Credit Facility matures on July 26, 2027, with certain extension rights at the discretion of HSBC. An additional £14.0 million of credit under the 2024 Revolving Credit Facility may be made available at HSBC's discretion for specific purposes as per the 2024 Facilities Agreement.

The Company used the 2024 Term Loan Facilities to repay in full all outstanding indebtedness under the 2019 Credit Agreement, 2020 Credit Agreement and 2022 Committed Facility Agreement. The Company incurred $1.5 million in debt issuance costs related to the 2024 Facilities Agreement.

The 2024 Facilities Agreement contains financial covenants including, but not limited to, (i) requiring the maintenance of a consolidated total leverage ratio of not greater than 2.50 to 1.00 (with step-downs to (a) 2.25 to 1.00 starting January 1, 2025 and (b) 2.00 to 1.00 starting January 1, 2026); (ii) a cash flow coverage ratio of at least 1.10:1.00; and (iii) a consolidated interest coverage ratio of not less than 4.00 to 1.00.

The 2024 Facilities Agreement and indenture governing the 2024 Secured Credit Facilities contains certain affirmative and negative covenants limiting on the ability of the XBP Group to effect mergers and change of control events as well as certain other limitations, including limitations on (i) incurrence of additional indebtedness or liens, (ii) dispositions of assets, (iii) substantial changes of the general nature of the business, (iv) entering into restrictive agreements, (v) making certain investments, loans, advances, guarantees and acquisitions, (vi) prepaying certain indebtedness, (vii) the declaration and payment of dividends or other restricted payments, (viii) engaging in transactions with affiliates, or (ix) amending certain material documents.

Except as otherwise provided by applicable law, all obligations under the 2024 Facilities Agreement are jointly and severally unconditionally guaranteed by each member of the XBP Group.

Borrowings under the 2024 Term Loan A Facility, the 2024 Term Loan B Facility and 2024 Revolving Credit Facility bear interest at a rate per annum equal to the SONIA plus the applicable margin of 3.25%, Euro Interbank Offered Rate ("**EURIBOR**") plus the applicable margin of 3.25% and Reference Rate plus the applicable margin of 3.25%, respectively. "Reference Rate" for any period means (i) Secured Overnight Financing Rate ("**SOFR**") for funds extended in U.S. Dollars; (ii) the EURIBOR, for funds extended in Euros; (iii) the SONIA, for funds extended in Pounds Sterling; and the Stockholm Interbank Offered Rate ("**STIBOR**") for funds extended in Swedish Krona.

During the year ended December 31, 2024, the Company has drawn $3.9 million under 2024 Term Loan A Facility and $11.4 million under 2024 Term Loan B Facility, and repaid $8.7 million outstanding indebtedness under the 2019 Credit Agreement, $5.1 million outstanding indebtedness under the 2020 Credit Agreement and $1.5 million outstanding indebtedness under the 2022 Committed Facility Agreement. Accordingly, the Company wrote off the unamortized balance of less than $0.1 million of debt issuance costs related to the 2019 Credit Agreement and 2020 Credit Agreement.

During the year ended December 31, 2024, the Company repaid $0.4 million and $1.1 million of outstanding principal amount under the 2024 Term Loan A Facility and 2024 Term Loan B Facility, respectively. As of December 31, 2024, the outstanding balance of the 2024 Term Loan A Facility and the 2024 Term Loan B Facility was $3.4 million and $9.8 million, respectively. The principal amount drawn under the 2024 Term Loan A Facility shall be repaid in fifteen (15) equal quarterly installments of £150 thousands with the remaining outstanding principal amount of £750 thousands payable at maturity along with accrued and unpaid interest. The principal amount drawn under the 2024 Term Loan B Facility shall be repaid in fifteen (15) equal quarterly installments of €525 thousands with the remaining outstanding principal amount of €2.625 million payable at maturity along with accrued and unpaid interest.

As of December 31, 2024, the Company has drawn £12.0 million under 2024 Revolving Credit Facility in Euros currency. As of December 31, 2024, the outstanding balance under the 2024 Revolving Credit Facility was $14.7 million.

The Company may, at any time, prepay the principal of the 2024 Senior Credit Facilities. Each prepayment shall be accompanied by the payment of accrued interest, without any premium or penalty. However, the Company is limited to a maximum of four voluntary prepayments of the 2024 Revolving Credit Facility within any consecutive twelve-month period.

As of December 31, 2024, the XBP Group was in compliance with all affirmative and negative covenants under the 2024 Facilities Agreement, including any financial covenants, pertaining to its financing arrangements.

Debt Outstanding

As of December 31, 2024, and 2023, the following debt instruments were outstanding:

(dollars in thousands)	December 31, 2024	December 31, 2023
2024 Term Loan A Facility[1]	$ 3,198	$ —
2024 Term Loan B Facility[2]	9,276	—
Term loan	—	3,785
2024 Revolving Credit Facility[3]	14,218	—
Revolvers[4]	2,233	12,767
Secured borrowings under Securitization Facility	—	74
Total debt	28,924	16,626
Less: Current portion of long-term debt	4,958	3,863
Long-term debt, net of current maturities	$23,966	$12,763

———————————

(1) Net of unamortized debt issuance costs of $0.2 million as of December 31, 2024.

(2) Net of unamortized debt issuance costs of $0.5 million as of December 31, 2024.

(3) Net of unamortized debt issuance costs of $0.5 million as of December 31, 2024.

(4) Includes $2.2 million and $1.3 million of outstanding balance under working capital loan as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, maturities of long-term debt are as follows:

(dollars in thousands)	Maturity
2025	$ 5,166
2026	2,933
2027	17,671
2028	4,400
2029 and thereafter	—
Total debt	30,170
Less: Unamortized discount and debt issuance costs	1,246
Total maturities of long-term debt	$28,924

13. Income Taxes

The income tax provision consists of the following:

	Years ended December 31,	
(In thousands)	2024	2023
Current income taxes		
Federal	$ —	$ —
State	—	—
Foreign	2,664	1,028
Total Current	$2,664	$1,028
Deferred income taxes		
Federal	$ —	$ —
State	—	—
Foreign	247	(422)
Total Deferred	$ 247	$ (422)
Total income tax provision	$2,911	$ 606

The following represents the domestic and foreign components of loss before income tax provision:

	Years ended December 31,	
(In thousands)	2024	2023
U.S.	$(5,326)	$(3,199)
Foreign	1,704	(1,763)
Total	$(3,622)	$(4,962)

At December 31, 2024, gross deferred tax assets totaled approximately $28.1 million while gross deferred tax liabilities totaled approximately $1.6 million. Deferred income taxes reflect the net of temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. The Company has gross US NOLs of $1.1 million and gross foreign NOLs of $80.8 million. Applying jurisdictional tax rates, the total tax-effected US and foreign NOLs are $0.2 million and $19.5 million, respectively. The US NOLs do not expire. The amount of foreign NOLs expiring beginning in 2025 is $1.0 million gross or $0.2 million tax-effected. The remaining foreign NOLs do not expire.

Significant components of the Company's deferred taxes assets (liabilities) are as follows:

	Years ended December 31,	
(In thousands)	2024	2023
Deferred income tax assets:		
Property, plant, and equipment	$ 362	$ 638
Defined benefit liability	2,846	3,431
Bad debt reserve	197	192
Inventories	166	168
Accrued liabilities	3,114	2,312
Accrued pension liabilities	674	716
Operating lease liabilities	1,086	1,183
Net operating loss	19,701	19,718
Total deferred income tax assets	$ 28,148	$ 28,358
Deferred income tax liabilities:		
Operating lease right of use assets	$ (1,028)	$ (1,141)
Intangible assets	(551)	(550)
Total deferred income tax liabilities	$ (1,579)	$ (1,691)
Valuation allowance	(19,543)	(19,856)
Total net deferred income tax assets	$ 7,026	$ 6,811

A reconciliation of the significant differences between the federal statutory income tax and the effective income tax on pretax loss is as follows:

	Years ended December 31,	
(In thousands)	2024	2023
Tax expense at statutory rate	$ (761)	$(1,042)
Foreign rate difference	226	(1,625)
Return to provision adjustments	600	(624)
GILTI	625	—
Rate change	180	(924)
Change in valuation allowance	846	4,117
PY Deferred True Up	10	—
Permanent differences	361	(75)
Unrecognized tax benefits	816	684
Other	9	95
Income tax expense	$2,911	$ 606

The Company believes that based upon the range of data reviewed, no uncertain tax positions have been identified for the years ended December 31, 2024 and 2023.

On August 16, 2022, the Inflation Reduction Act (the IRA) was signed into law in the U.S. Among other changes, the IRA introduced a corporate minimum tax on certain corporations with average adjusted financial statement income over a three-tax year period in excess of $1.0 billion and an excise tax on certain stock repurchases by certain covered corporations for taxable years beginning after December 31, 2022 and several tax incentives to promote clean energy. Based on the Company's current analysis and pending future guidance to be issued by Treasury, the Company does not believe these provisions will have a material impact on the Company's consolidated financial statements.

The Company adopted the provision of accounting for uncertainty in income taxes in the Topic of the ASC 740. ASC 740 clarifies the accounting for uncertain tax positions in the Company's financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on tax returns. The total amount of unrecognized tax benefits, exclusive of interest and penalties, were $1.1 million and $0.7 million at December 31, 2024, and 2023, respectively. No interest and penalties have been recognized since the liability can be settled with net operating losses.

Total amounts of unrecognized tax benefits as of December 31, are as follows (in thousands):

	Years ended December 31,	
(In thousands)	2024	2023
Unrecognized tax benefits – January 1,	$ 684	$ —
Gross increases – tax positions in prior period	632	684
Gross decreases – tax positions in prior period	(179)	—
Gross increases – tax positions in current period	—	—
Settlement	—	—
Lapse of statute of limitations	—	—
Unrecognized tax benefits – December 31,	$1,138	$684

14. Employee Benefit Plans

U.K. Pension Plan

Two of the Company's subsidiaries in the United Kingdom provide pension benefits to certain retirees and eligible dependents. Employees eligible for participation included all full-time regular employees who were more than three years from retirement prior to October 2001. A retirement pension or a lump-sum payment may be paid depending upon length of service at the mandatory retirement age. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants at the earlier of two dates, the participants leaving the Company or December 31, 2015. The expected rate of return assumptions for plan assets relate solely to the UK plan and are based mainly on historical performance achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles.

German Pension Plan

XBP Europe's subsidiaries in Germany, Exela Technologies ECM Solutions GmbH, provides pension benefits to certain retirees. Employees eligible for participation include all employees who started working for the Company or its predecessors prior to September 30, 1987 and have finished a qualifying period of at least 10 years. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. The German pension plan is an unfunded plan and therefore has no plan assets. No new employees are registered under this plan and the participants who are already eligible to receive benefits under this plan are no longer employees of the Company.

Norway Pension Plan

The Company's subsidiary in Norway provides pension benefits to eligible retirees and eligible dependents. Employees eligible for participation include all employees who were more than three years from retirement prior to March 2018. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants at the earlier of two dates, the participants leaving the Company or April 30, 2018.

Asterion Pension Plan

In 2018, Exela Technologies Holding GmbH (through the Asterion Business Combination), acquired the obligation to provide pension benefits to eligible retirees and eligible dependents. Employees eligible for participation included all full-time regular employees who were more than three years from retirement prior to July 2003. A retirement pension or a lump-sum payment may be paid depending upon length of service at the mandatory retirement age. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants at the earlier of two dates, the participants leaving the Company or April 10, 2018.

Funded Status

The change in benefit obligations, the change in the fair value of the plan assets and the funded status of the Company's pension plans (except for the German pension plan which is unfunded) and the amounts recognized in the Company's consolidated financial statements are as follows:

	Year Ended December 31,	
(dollars in thousands)	2024	2023
Change in Benefit Obligation:		
Benefit obligation at beginning of period	$ 64,289	$ 61,770
Service cost	34	37
Interest cost	2,997	3,050
Actuarial gain	(5,669)	(1,019)
Benefits paid	(2,296)	(2,577)
Foreign-exchange rate changes	(1,169)	3,028
Benefit obligation at end of year	$ 58,186	$ 64,289
Change in Plan Assets:		
Fair value of plan assets at beginning of period	$ 52,081	$ 45,694
Actual (loss) return on plan assets	(3,817)	3,559
Employer contributions	2,744	2,993
Benefits paid	(2,193)	(2,473)
Foreign-exchange rate changes	(968)	2,308
Fair value of plan assets at end of year	47,847	52,081
Funded status at end of year	$(10,339)	$(12,208)
Net amount recognized in the Consolidated Balance Sheets:		
Pension liability, net[a]	$(10,339)	$(12,208)
Amounts recognized in accumulated other comprehensive loss, net of tax consist of:		
Net actuarial gain	(87)	(3,331)
Net prior service costs	—	(124)
Net amount recognized in accumulated comprehensive loss, net of tax	$ (87)	$ (3,455)
Plans with underfunded or non-funded accumulated benefit obligation:		
Aggregate projected benefit obligation	$ 58,186	$ 64,289
Aggregate accumulated benefit obligation	$ 58,186	$ 64,289
Aggregate fair value of plan assets	$ 47,847	$ 52,081

(a) Combined balance of $10.3 million as of December 31, 2024 includes pension liabilities (assets) of $8.5 million, $1.4 million, $1.2 million and ($0.8) million under UK, Asterion, German and Norway pension plans, respectively. Combined balance of $12.2 million as of December 31, 2023 includes pension liabilities (assets) of $10.1 million, $1.6 million, $1.5 million and $(1.0) million under UK, Asterion, German and Norway pension plans, respectively.

Tax Effect on Accumulated Other Comprehensive Loss

As of December 31, 2024, and 2023, the Company had actuarial gain of $(0.2) million and $(0.2) million, respectively, which is net of a deferred tax benefit of $1.9 million and $1.3 million for December 31, 2024, and 2023, respectively.

Pension and Postretirement Expense

The components of the net periodic benefit cost are as follows:

	Year ended December 31,	
(dollars in thousands)	2024	2023
Service cost	$ 34	$ 37
Interest cost	2,997	3,050
Expected return on plan assets	(2,938)	(2,717)
Amortization		
Amortization of prior service cost	—	124
Amortization of net loss	1,233	1,664
Net periodic benefit cost	$ 1,326	$ 2,158

The Company records pension interest cost within Interest expense, net. Expected return on plan assets, amortization of prior service costs, and amortization of net losses are recorded within pension income, net. Service cost is recorded within cost of revenue.

Valuation

The Company uses the corridor approach and projected unit credit method in the valuation of its defined benefit plans for the UK, Germany, and Norway respectively. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For defined benefit pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over 15 years. Similarly, the Company used the Projected Unit Credit Method for the German Plan, and evaluated the assumptions used to derive the related benefit obligations consisting primarily of financial and demographic assumptions including commencement of employment, biometric decrement tables, retirement age, staff turnover. The projected unit credit method determines the present value of the Company's defined benefit obligations and related service costs by taking into account each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately in building up the final obligation. Benefit is attributed to periods of service using the plan's benefit formula, unless an employee's service in later years will lead to a materially higher of benefit than in earlier years, in which case a straight-line basis is used.

The following tables set forth the principal actuarial assumptions used to determine benefit obligation and net periodic benefit costs:

	December 31,							
	2024	**2023**	**2024**	**2023**	**2024**	**2023**	**2024**	**2023**
(dollars in thousands)	**UK**		**Germany**		**Norway**		**Asterion**	
Weighted-average assumptions used to determine benefit obligations:								
Discount rate	5.60%	4.80%	3.50%	3.16%	3.90%	3.10%	3.50%	3.16%
Rate of compensation increase	N/A	N/A	N/A	N/A	4.00%	3.50%	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit costs:								
Discount rate	4.80%	5.00%	3.50%	3.16%	3.90%	3.00%	3.50%	3.16%
Expected asset return	5.68%	5.87%	N/A	N/A	4.80%	4.45%	3.50%	3.16%
Rate of compensation increase	N/A	N/A	N/A	N/A	4.00%	3.50%	N/A	N/A

The Germany plan is an unfunded plan and therefore has no plan assets. The expected rate of return assumptions for plan assets are based mainly on historical performance achieved over a long period of time (10 to 20 years) encompassing many business and economic cycles. Adjustments, upward and downward, may be made to those historical returns to reflect future capital market expectations; these expectations are typically derived from expert advice from the investment community and surveys of peer company assumptions.

The Company assumed a weighted average expected long-term rate of return on plan assets for the UK scheme of 5.68%. The Company long-term expected rate of return on cash is determined by reference to UK government 10 year bond yields at the balance sheet dates. The long-term expected return on bonds is determined by reference to corporate bond yields at the balance sheet dates. The long-term expected rate of return on equities and diversified growth funds is based on the rate of return on UK long dated government bonds with an allowance for out-performance. The long-term expected rate of return on the liability driven investments holdings is determined by reference to UK government 20 year bond yields at the balance sheet dates.

The discount rate assumption was developed considering the current yield on an investment grade non-gilt index with an adjustment to the yield to match the average duration of the index with the average duration of the plan's liabilities. The index utilized reflected the market's yield requirements for these types of investments.

The inflation rate assumption was developed considering the difference in yields between a long-term government stocks index and a long-term index-linked stocks index. This difference was modified to consider the depression of the yield on index-linked stocks due to the shortage of supply and high demand, the premium for inflation above the expectation built into the yield on fixed-interest stocks and the government's target rate for inflation (CPI) at 2.5%. The assumptions used are the best estimates chosen from a range of possible actuarial assumptions which, due to the time scale covered, may not necessarily be borne out in practice.

Plan Assets

The investment objective for the UK plan is to earn, over moving fifteen to twenty year periods, the long-term expected rate of return, net of investment fees and transaction costs, to satisfy the benefit obligations of the plan, while at the same time maintaining sufficient liquidity to pay benefit obligations and proper expenses, and meet any other cash needs, in the short-to medium-term.

The Company's investment policy related to the UK defined benefit plan is to continue to maintain investments in government gilts and highly rated bonds as a means to reduce the overall risk of assets held in the fund. No specific targeted allocation percentages have been set by category, but are set at the direction and discretion of the plan trustees. The weighted average allocation of plan assets by asset category is as follows:

	Year Ended December 31,	
	2024	2023
U.K. and other international equities	32.8%	27.3%
U.K. government and corporate bonds	4.6	5.1
Diversified growth fund	20.8	15.1
Liability driven investments	36.5	50.9
Multi-asset credit fund	5.3	1.6
Total	100.0%	100.0%

The following tables set forth, by category and within the fair value hierarchy, the fair value of the Company's pension assets at December 31, 2024 and 2023:

	December 31, 2024			
(dollars in thousands)	Total	Level 1	Level 2	Level 3
Asset Category:				
Cash	$ 1,386	$1,386	$ —	$ —
Equity funds:				
U.K.	14,317	—	14,317	—
Fixed income securities:				
Corporate bonds/U.K. Gilts	2,205	—	2,205	—
Other investments:				
Diversified growth fund	9,949	—	9,949	—
Liability driven investments	17,465	—	17,465	—
Multi-asset credit fund	2,525	—	2,525	—
Total fair value	$47,847	$1,386	$46,461	$ —

	December 31, 2023			
(dollars in thousands)	Total	Level 1	Level 2	Level 3
Asset Category:				
Cash	$ 941	$941	$ —	$ —
Equity funds:				
U.K.	13,297	—	13,297	—
Fixed income securities:				
Corporate bonds/U.K. Gilts	2,671	—	2,671	—
Other investments:				
Diversified growth fund	7,846	—	7,846	—
Liability driven investments	26,488	—	26,488	—
Multi-asset credit fund	838	—	838	—
Total fair value	$52,081	$941	$51,140	$ —

The plan assets are categorized as follows, as applicable:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 — unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability at fair value.

Employer Contributions

XBP Europe's funding of employer contributions is based on governmental requirements and differs from those methods used to recognize pension expense. The Company made contributions of $2.7 million and $3.0 million to its pension plans during the years ended December 31, 2024 and 2023, respectively. The Company has fully funded the pension plans for 2024 based on current plan provisions. The Company expects to contribute $2.7 million to the pension plans during 2025, based on current plan provisions.

Estimated Future Benefit Payments

The estimated future pension benefit payments expected to be paid to plan participants are as follow:

(dollars in thousands)	Estimated Benefit Payments
Year ended December 31,	
2025	$ 2,730
2026	2,748
2027	3,064
2028	3,473
2029	3,282
2030 – 2034	18,136
Total	$33,433

15. Commitments and Contingencies

Litigation

The Company is, from time to time, involved in certain legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although management cannot predict the outcomes of these matters, management does not believe these actions will have a material, adverse effect on the Company's consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Company Subsidiary Litigation

A group of 71 former employees brought a claim against a subsidiary of the company related to their dismissal resulting from the closure of two production sites in France in 2020. The employees filed complaints with the Labor Court on July 9, 2022. Conciliation hearings at the Labor Court were held on September 27, 2022, December 13, 2022, March 7, 2023, September 5, 2023, November 14, 2023, December 5, 2023, and February 5, 2024.

In March 2023, 67 claimants (after the in principle settlement was agreed with the first 4 claimants) filed an application for summary proceedings in respect of part of the claim for a total claim of $1.1 million. The summary proceedings hearing was held on April 11, 2023 and the court issued its decision on May 9, 2023 upholding all of the plaintiffs' claims for a total amount of $1.1 million. However, the court's decision did not increase the Company's anticipated exposure for the overall claim.

The Company has appealed against the decision (and paid the amount of $1.1 million to 66 of the 67 claimants, as settlement agreement in principle was subsequently reached with one further claimant on

November 10, 2023 pending the appeal). Since the majority of the claimants concluded settlement agreements with the Company, the appeal proceedings pertain only to 15 remaining claimants who have not settled. The next hearing, pertaining only to the remaining claimants who have not concluded settlement agreements with the Company, is scheduled for July 2, 2025.

In addition to the above, the substantive hearing was held on February 16, 2024 and a decision was made on July 28, 2024. The Company has appealed the decision from that substantive hearing.

The Company reached a number of settlements with 56 claimants prior to the court's July 2024 decision and approximately $1.8 million was paid to such claimants in addition to the amounts paid as part of the summary proceedings. The court awarded $1.2 million to the claimants who had not settled before the court's decision and, after the deduction of the amounts already paid to such claimants, $1.0 million remain to be paid by the Company. The Company will also be responsible for up to three months' unemployment allowance paid to these claimants by the unemployment fund, which is not expected to significantly increase the Company's total costs. The Company has appealed the decision. The Company accrued $1.0 million and $2.2 million in accrued liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, respectively, based on the estimate of the range of possible losses.

Contract-Related Contingencies

The Company has certain contingent obligations that arise in the ordinary course of providing services to its customers. These contingencies are generally the result of contracts that require the Company to comply with certain performance measurements or the delivery of certain services to customers by a specified deadline. The Company believes the adjustments to the transaction price, if any, under these contract provisions will not result in a significant revenue reversal or have a material adverse effect on the Company's consolidated balance sheets, consolidated statements of operations, consolidated statement of comprehensive loss or consolidated statements of cash flows.

16. Fair Value Measurement

Fair Value of Financial Instruments

The carrying amount of assets and liabilities including cash and cash equivalents, accounts receivable, accounts payable and current portion of long-term debt approximated their fair value as of December 31, 2024 and 2023, due to the relative short maturity of these instruments. The fair values of the Company's loans and receivables under the factoring arrangement entered into by subsidiaries of the Company are equal to the carrying values. Property and equipment, intangible assets, capital lease obligations, and goodwill are not required to be re-measured to fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that impairment exists, the respective asset is written down to its fair value.

As of December 31, 2024 and 2023, the Company determined the fair value of Private Warrants' liability as $7 thousand and less than $0.1 million, respectively, included in the other long-term liabilities in the consolidated balance sheets under Level 3 fair value measurement using the Black-Scholes option pricing model.

The significant unobservable inputs used in the fair value of the Private Warrants liability are assumptions related to the inputs of exercise price, fair value of the underlying common stock, risk-free interest rate, expected term, expected volatility, and expected dividend yield. Significant increases (decreases) in the discount rate would have resulted in a lower (higher) fair value measurement. Significant increases (decreases) in the forecasted financial information would have resulted in a higher (lower) fair value measurement. For all significant unobservable inputs used in the fair value measurement of the Level 3 liabilities, a change in one of the inputs would not necessarily result in a directionally similar change in the fair value.

The following table reconciles the beginning and ending balances of net assets and liabilities classified as Level 3:

(dollars in thousands)	December 31, 2024	December 31, 2023
Balance at beginning of period	$ 50	$ 647
Change in the fair value of the private warrants liability	(43)	(597)
Balance at end of period	$ 7	$ 50

17. Stock-Based Compensation

XBP Europe 2024 Stock Incentive Plan

On July 13, 2024, the stockholders of XBP Europe approved and adopted XBP Europe's 2024 Stock Incentive Plan (the "XBP 2024 Equity Plan") at XBP Europe's 2024 Annual Meeting of Stockholders. Under the XBP 2024 Equity Plan, subject to adjustment for certain changes in capitalization or other corporate events, XBP Europe is authorized to issue up to 5,520,270 shares of common stock pursuant to equity-based awards, which may be granted to eligible participants in furtherance of XBP Europe's broader compensation strategy and philosophy. Awards granted under the 2024 Equity Plan will be granted upon terms approved by XBP Europe's Compensation Committee and set forth in an award agreement or other evidence of an award. As of December 31, 2024, there were no shares of XBP Europe's common stock issued under the XBP 2024 Equity Plan. However, restricted stock unit and stock options were issued under the XBP 2024 Equity Plan.

Restricted Stock Unit

Restricted stock unit awards generally vest ratably over a less than a year to three (3) year period. Restricted stock units are subject to forfeiture if employment or service terminates prior to vesting and are expensed ratably over the vesting period.

A summary of restricted stock unit activities under the XBP 2024 Equity Plan for the year ended December 31, 2024 is summarized in the following table:

	Number of Units	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life (Years)
Granted	3,325,329	$1.24	
Forfeited	—	—	
Vested	—	—	
Outstanding Balance as of December 31, 2024	3,325,329	$1.24	2.19

Options

Under the XBP 2024 Equity Plan, stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying stock at the grant date. The vesting period for each option award is established on the grant date, and the options generally expire ten (10) years from the grant date. Stock options granted under the 2024 Plan generally require no less than a four (4) year ratable vesting period. Stock option activity for the year ended December 31, 2024 is summarized in the following table:

	Outstanding	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Average Remaining Vesting Period (Years)
Granted	95,000	$0.58	$	
Exercised	—	—		
Forfeited	—	—		
Expired	—	—		
Outstanding Balance as of December 31, 2024[(1)] . .	95,000	$0.58	$1.31	3.33

_____

(1) None of the outstanding options are exercisable as of December 31, 2024. Exercise prices of all of the outstanding options as of December 31, 2024 were higher than the market price of the shares of the Company. Therefore, aggregate intrinsic value was zero.

As of December 31, 2024, there was $2.6 million of total unrecognized compensation expense related to non-vested restricted stock unit awards and stock option awards under the XBP 2024 Equity Plan, which will be recognized over the respective service period. Stock-based compensation expense is recorded within selling, general, and administrative expenses. The Company incurred total compensation expense of $1.6 million related to restricted stock unit awards and stock option awards under the XBP 2024 Equity Plan for the year ended December 31, 2024.

18. Warrants

As of December 31, 2024, the Company had the following common stock warrants outstanding:

	Warrants	Exercise Price	Issuance Date	Expiration
Private Placement Warrants	135,000	11.50	03/11/2021	11/29/2028
Forward Purchase Warrants	250,000	11.50	03/11/2021	11/29/2028
Public Warrants	6,249,980	11.50	03/11/2021	11/29/2028
Total	6,634,980			

Public Warrants

The Public Warrants qualify for the derivative scope exception under ASC 815 and are therefore classified as equity on the consolidated balance sheets. They may only be exercised for a whole number of shares at a price of $11.50. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants are currently exercisable and will expire five years from the completion of the Business Combination or earlier upon redemption or liquidation.

The Company may redeem the outstanding Public Warrants if the price per share of common stock equals or exceeds $18.00 (except as described with respect to the Private Placement Warrants and Forward Purchase Warrants):

- in whole and not in part;

- at a price of $0.01 per Warrant;

- upon not less than 30 days' prior written notice of redemption to each warrantholder; and

- if, and only if, the closing price of the Common stock equals or exceeds $18.00 per share (as adjusted) for any of 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending three trading days before the Company sends the notice of redemption to the warrantholders.

If and when the Public Warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of Common Stock upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

Private Warrants

The Private Warrants are identical to the Public Warrants, except that so long as they are held by Cantor or any Permitted Transferees, as applicable, the Private Warrants (i) may be exercised for cash or on a cashless basis, (ii) may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination, and (iii) shall not be redeemable by the Company,

Upon exercise of each of the Public Warrants and Private Warrants, the exercise price and number of shares of Common Stock issuable may be adjusted in certain circumstances including in the event of a stock dividend, a consolidation, combination, reverse stock split or reclassification of shares of Common Stock.

19. Stockholders' Deficit

Preferred Stock — The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share. As of December 31, 2024, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 200,000,000 shares of Common stock with a par value of $0.0001 per share. Each holder of Common Stock will be entitled to one (1) vote in person or by proxy for each share of the Common Stock. The holders of shares of Common Stock will not have cumulative voting rights. As of December 31, 2024, there were 30,166,102 shares of Common stock issued and outstanding, respectively.

20. Restructuring

The Company periodically takes actions to improve operating efficiencies, typically in connection with rationalizing the cost structure of the Company. The Company's footprint and headcount reductions and organizational integration actions relate to discrete, unique restructuring events, primarily reflected in approved plans for reductions in force.

In the fourth quarter of 2023, the Company's management approved a restructuring plan to realign the Company's business and strategic priorities by rightsizing its workforce in certain regions.

The Company's restructuring activity and balance of the restructuring liability is as follows:

	December 31,	
(dollars in thousands)	2024	2023
Balance at January 1,	$ 5,267	$ 2,036
Restructuring charges	1,051	4,297
Payment of benefits	(4,634)	(1,066)
Balance at December 31,	$ 1,685	$ 5,267

As of December 31, 2024 and 2023, the current portion of the restructuring liability was $1.7 million and $5.3 million respectively, and was included in accrued compensation and benefits in the consolidated balance sheets.

21. Related Parties

The components of related party expense in the consolidated statements of operations are summarized as follows:

	Years ended December 31,	
(dollars in thousands)	2024	2023
Related party shared services	$3,584	$3,515
Related party royalty	—	631
Related party service fee	1,517	487
Total related party expense	$5,101	$4,633

Historically, the Company has been managed and operated in the ordinary course of business with other affiliates of ETI. Accordingly, certain shared costs have been allocated to the Company and reflected as expenses in the consolidated financial statements.

Sales of Products and Services

During the historical periods presented, the Company sold products and services to non-XBP Europe subsidiaries of ETI. Revenue, net in the consolidated statements of operations include sales to affiliates of ETI of $0.4 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively.

Purchases

During the historical periods presented, the Company purchased high-speed scanners and related products from non-XBP Europe subsidiaries of ETI. These purchases totaled $0.1 million and $1.0 million for the years ended December 31, 2024 and 2023, respectively.

Shared Service Center Costs

The historical costs and expenses reflected in the Company's financial statements include costs for certain shared service functions historically provided by the non-XBP Europe subsidiaries of the Company's parent, ETI, including, but not limited to accounting and finance, IT and business process operations. Where possible, these charges were allocated based on full-time equivalents (FTE's), formal agreements between XBP Europe and subsidiaries of ETI, or other allocation methodologies that Management determined to be a reasonable reflection of the utilization of services provided or the benefit received by XBP Europe and all costs of operating XBP Europe during the periods presented.

The allocated shared service expenses and general corporate expenses for the years ended December 31, 2024 and 2023 were $3.6 million and $3.5 million, respectively, and are included in the related party expenses in the consolidated statements of operations.

In the opinion of management of ETI and the Company, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the years ended December 31, 2024 and 2023. The amounts that would have been, or will be incurred, on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

Royalty Expenses

During the historical periods presented, subsidiaries of the Company's parent, ETI, charged royalty fees for allowing the Company to use tradenames and trademarks owned by subsidiaries of ETI. The Company incurred royalty expense of $0 and $0.6 million for the years ended December 31, 2024 and 2023, respectively, included in related party expense within the consolidated statements of operations.

Service Fee

During the historical periods presented, subsidiaries of ETI provided management services to the Company in exchange for a management fee. These management services included provision of legal, human resources, corporate finance, and marketing support. The management fee was calculated based on a weighted average of total external revenue, headcount and total assets attributable to the Company. On October 9, 2022 the management fee was terminated when the Merger Agreement was entered into and was replaced by the related party service fee pursuant to the Services Agreement, which reduced the fee and modified the services provided. Services provided under Annex A of the Services Agreement include sales of certain hardware, operations delivery, finance, accounting, human resource and technology support services. The Company incurred total fees of $1.5 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively.

Note Receivable

The Company entered into an Intercompany Loan Agreement with an affiliate of ETI on January 1, 2016, where the Company agreed to lend up to €20 million to the affiliate. The related party note receivable had a six year term with the option to extend for an additional one year term and bore annual interest of 9.5%, due at the end of the term. On January 1, 2023, the Company amended its Intercompany Loan Agreement, extending the maturity of the Intercompany Loan Agreement to December 31, 2023. In accordance with the Ultimate Parent Support Agreement, related party note receivable was eliminated at Closing against related party payables with a residual amount recorded to additional paid-in capital. No related party note receivable was recorded in the consolidated balance sheets as of December 31, 2024 and 2023. The consolidated statements of operations included $0 related party interest income for both the years ended December 31, 2024 and 2023.

Notes Payable

The Company entered into three Intercompany Loan Agreements with an affiliate of ETI, in September 2009 and May 2010, whereby the affiliate of ETI agreed to lend up to £9.3 million to the Company ("**related party notes payable**"). The related party notes payable which were denominated in Great British pounds accrued interest daily at the one-month LIBOR rate for United States dollar deposits in the London interbank market plus four percentage points. These notes had an original maturity date of one year (which was extended by the lender for one additional year on each anniversary of the notes) and were assigned by the lender to another affiliate of ETI and amended with an effective date of December 1, 2012. The amendment amended (a) the interest rate to a fixed rate of 4% plus LIBOR for the remainder of 2012, 12% for 2013 and 13.5% thereafter, (b) extended the term of the agreement to December 31, 2024, and (c) denominated the notes in United States dollars. In accordance with the Ultimate Parent Support Agreement, related party notes payable were eliminated at closing with a corresponding impact to additional paid-in capital. As a result no related party notes payable was recorded in the consolidated balance sheets as of December 31, 2024 and 2023. The consolidated statements of operations included related party interest expense of $0 and $1.4 million for the years ended December 31, 2024 and 2023, respectively, in the related party interest expense, net.

Further, the Company entered into another four Intercompany Loan Agreements ("**new related party notes payable**") with affiliates of ETI, three of the notes are dated September 4, 2023 (and subsequently amended on September 15, 2023) and one note is dated September 15, 2023. The new related party notes payable have a ten year term and bear annual interest of 6.0%, due at the end of the term. The consolidated balance sheets included $1.5 million and $1.5 million new related party notes payable as of December 31, 2024 and 2023, respectively. The consolidated statements of operations included $0.1 million and less than $0.1 million, of related party interest expense for the years ended December 31, 2024 and 2023, respectively, in the related party interest expense, net.

Related Party Payables and Related Party Notes Payables Balances with Affiliates

Related party payables and related party notes payables balances with affiliates as of December 31, 2024 and 2023 were as follows:

(dollars in thousands)	December 31, 2024		December 31, 2023	
	Related party payables	Related party notes payable	Related party payables	Related party notes payable
ETI	$5,443	$1,451	$13,012	$1,542

22. Segment Information

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approaches the markets and interacts with its clients. The Company is organized into two segments: Bills and Payments and Technology.

Bills and Payments

The Bills & Payments business unit primarily focuses on optimizing how bills and payments are processed by businesses of all sizes and industries. It offers automation of Accounts Payable ("**AP**") and Accounts Receivables ("**AR**") processes and through its platform, XBP, seeks to integrate buyers and suppliers across Europe. This business unit also includes the Company's digital transformation revenue, which is both project based and recurring.

Technology

The Technology business unit primarily focuses on sales of recurring software licenses and related maintenance, hardware solutions and related maintenance and professional services.

The CODM of the Company is the Company's Chief Executive Officer. The CODM reviews segment profit to evaluate operating segment performance and determine how to allocate resources to operating segments. "Segment profit" is defined as revenue less cost of revenue (exclusive of depreciation and amortization). The Company does not allocate selling, general, and administrative expenses, depreciation and amortization, interest expense and foreign exchange losses, net. The Company manages assets on a total company basis, not by operating segment, and therefore asset information and capital expenditures by operating segments are not presented.

In accordance with applicable accounting guidance, the results of the disposable group are presented as discontinued operations in the consolidated statements of operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. See *Note 3 — Discontinued Operations* of the notes to consolidated financial statements.

A reconciliation of segment profit to net loss before income taxes is presented below.

	Year ended December 31, 2024		
(dollars in thousands)	Bills & Payments	Technology	Total
Revenue, net (including related party revenue of $0.4 million)	$101,850	$40,922	$142,772
Cost of revenue (including related party cost of revenue of $0.0 million, exclusive of depreciation and amortization)	85,455	19,059	104,514
Segment profit	**16,395**	**21,863**	**38,258**
Selling, general and administrative expenses (exclusive of depreciation and amortization)			26,525
Related party expense			5,101
Depreciation and amortization			3,160
Interest expense, net			6,232
Related party interest expense, net			90
Foreign exchange losses, net			2,520
Changes in fair value of warrant liability			(43)
Pension income, net			(1,705)
Net loss before income taxes			**$ (3,622)**

	Year ended December 31, 2023		
(dollars in thousands)	Bills & Payments	Technology	Total
Revenue, net (including related party revenue of $0.2 million)	$110,458	$44,719	$155,177
Cost of revenue (including related party cost of revenue of $0.1 million, exclusive of depreciation and amortization)	95,572	19,738	115,310
Segment profit	**14,886**	**24,981**	**39,867**
Selling, general and administrative expenses (exclusive of depreciation and amortization)			31,173
Related party expense			4,633
Depreciation and amortization			2,944

(dollars in thousands)	Year ended December 31, 2023		
	Bills & Payments	Technology	Total
Interest expense, net			5,035
Related party interest expense, net			1,971
Foreign exchange losses, net			599
Changes in fair value of warrant liability			(597)
Pension income, net			(929)
Net loss before income taxes			**$ (4,962)**

Item A: FINANCIAL STATEMENTS AND EXHIBIT

XBP EUROPE HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2025 and December 31, 2024

(in thousands of United States dollars except share and per share amounts)
(Unaudited)

	March 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 9,681	$ 12,099
Accounts receivable, net of allowance for credit losses of $929 and $1,198, respectively	26,928	19,810
Inventories, net	3,650	3,823
Prepaid expenses and other current assets	5,756	4,228
Current assets held for sale	1,526	1,378
Total current assets	**47,541**	**41,338**
Property, plant and equipment, net of accumulated depreciation of $42,655 and $40,325, respectively	12,223	11,272
Operating lease right-of-use assets, net	4,861	4,805
Goodwill	22,656	21,666
Intangible assets, net	1,173	1,121
Deferred income tax assets	7,101	7,026
Long term notes receivable	2,280	—
Other noncurrent assets	1,142	817
Total assets	**$ 98,977**	**$ 88,045**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
LIABILITIES		
Current liabilities		
Accounts payable	$ 13,507	$ 12,553
Related party payables	4,544	5,443
Accrued liabilities	25,015	17,993
Accrued compensation and benefits	17,951	16,482
Customer deposits	328	277
Deferred revenue	7,419	6,870
Current portion of finance lease liabilities	4	12
Current portion of operating lease liabilities	1,826	1,734
Current portion of long-term debts	5,443	4,958
Current liabilities held for sale	1,761	2,443
Total current liabilities	**77,798**	**68,765**
Related party notes payable	1,512	1,451
Long-term debt, net of current maturities	24,289	23,966
Pension liabilities	10,862	10,339

The accompanying notes are an integral part of these condensed consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
As of March 31, 2025 and December 31, 2024

(in thousands of United States dollars except share and per share amounts)
(Unaudited)

	March 31, 2025	December 31, 2024
Operating lease liabilities, net of current portion	3,227	3,271
Other long-term liabilities	1,677	1,599
Total liabilities	**$119,365**	**$109,391**
Commitments and Contingencies (Note 13)		
STOCKHOLDERS' DEFICIT		
Preferred stock, par value of $0.0001 per share; 10,000,000 shares authorized; none issued and outstanding as of March 31, 2025 and December 31, 2024, respectively	—	—
Common Stock, par value of $0.0001 per share; 200,000,000 shares authorized; 35,711,498 shares issued and outstanding as of March 31, 2025 and 30,166,102 shares issued and outstanding as of December 31, 2024, respectively	36	30
Additional paid in capital	7,494	1,611
Accumulated deficit	(28,055)	(23,705)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(102)	474
Unrealized pension actuarial gains, net of tax	239	244
Total accumulated other comprehensive loss	137	718
Total stockholders' deficit	**(20,388)**	**(21,346)**
Total liabilities and stockholders' deficit	**$ 98,977**	**$ 88,045**

The accompanying notes are an integral part of these condensed consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2025 and 2024
(in thousands of United States dollars except share and per share amounts)
(Unaudited)

	Three months ended March 31,	
	2025	**2024**
Revenue, net	$37,531	$38,047
Related party revenue, net	142	66
Cost of revenue (exclusive of depreciation and amortization)	26,309	28,062
Related party cost of revenue	9	18
Selling, general and administrative expenses (exclusive of depreciation and amortization)	10,953	6,968
Related party expense	1,562	926
Depreciation and amortization	627	808
Operating profit (loss)	**$ (1,787)**	**1,331**
Other expense (income), net		
Interest expense, net	1,721	1,417
Related party interest expense, net	23	19
Foreign exchange losses, net	(71)	753
Changes in fair value of warrant liability	2	(37)
Pension income, net	(369)	(423)
Net loss before income taxes	**$ (3,093)**	**(398)**
Income tax expense	762	460
Net loss from continuing operations	**$ (3,855)**	**(858)**
Net loss from discontinued operations, net of income taxes	(495)	(1,350)
Net loss	**$ (4,350)**	**$ (2,208)**
Loss per share:		
Basic and diluted – continuing operations	$ (0.12)	$ (0.03)
Basic and diluted – discontinued operations	(0.02)	(0.04)
Basic and diluted	$ (0.14)	$ (0.07)

The accompanying notes are an integral part of these condensed consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended March 31, 2025 and 2024

(in thousands of United States dollars)
(Unaudited)

	Three months ended March 31,	
	2025	**2024**
Net loss	**$(4,350)**	**$(2,208)**
Other comprehensive income (loss), net of tax		
Foreign currency translation adjustments	(576)	278
Unrealized pension actuarial (loss) gain, net of tax	(5)	290
Total other comprehensive loss, net of tax	**$(4,931)**	**$(1,640)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
For the three months ended March 31, 2025 and 2024
(in thousands of United States dollars except share and per share amounts)
(Unaudited)

| | Common Stock | | Additional Paid in Capital | Accumulated Other Comprehensive Loss | | Accumulated Deficit | Total Deficit |
	Shares	Amount		Foreign Currency Translation Adjustment	Unrealized Pension Actuarial Gains (Losses), net of tax		
Balances at December 31, 2023	**30,166,102**	**$30**	**$ —**	**$(1,416)**	**$157**	**$(11,339)**	**$(12,568)**
Net loss January 1, 2024 to March 31, 2024	—	—	—	—	—	(2,208)	(2,208)
Foreign currency translation adjustment	—	—	—	278	—	—	278
Net unrealized pension actuarial gains, net of tax	—	—	—	—	290	—	290
Balances at March 31, 2024	**30,166,102**	**$30**	**$ —**	**$(1,138)**	**$447**	**$(13,547)**	**$(14,208)**

| | Common Stock | | Additional Paid in Capital | Accumulated Other Comprehensive Loss | | Accumulated Deficit | Total Deficit |
	Shares	Amount		Foreign Currency Translation Adjustment	Unrealized Pension Actuarial Gains (Losses), net of tax		
Balances at December 31, 2024	**30,166,102**	**$30**	**$1,611**	**$ 474**	**$244**	**$(23,705)**	**$(21,346)**
Net loss January 1, 2025 to March 31, 2025	—	—	—	—	—	(4,350)	(4,350)
Stock-based compensation	3,865,396	4	3,583	—	—	—	3,587
Acquisition of membership interest	1,680,000	2	2,300	—	—	—	2,302
Foreign currency translation adjustment	—	—	—	(576)	—	—	(576)
Net unrealized pension actuarial losses, net of tax	—	—	—	—	(5)	—	(5)
Balances at March 31, 2025	**35,711,498**	**$36**	**$7,494**	**$(102)**	**$239**	**$(28,055)**	**$(20,388)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2025 and 2024

(in thousands of United States dollars)
(Unaudited)

	Three months ended March 31,	
	2025	**2024**
Cash flows from operating activities		
Net loss	$ (4,350)	$(2,208)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	542	776
Amortization of intangible assets	117	181
Debt issuance cost amortization	105	—
Credit loss expense	(274)	217
Changes in fair value of warrant liability	2	(37)
Stock-based compensation expense	3,587	—
Unrealized foreign currency losses (gains)	(546)	759
Change in deferred income taxes	156	44
Change in operating assets and liabilities		
Accounts receivable	(5,816)	(1,160)
Inventories	285	(102)
Prepaid expense and other assets	(1,547)	(1,342)
Accounts payable	377	1,463
Related party payables	(267)	(1,711)
Accrued expenses and other liabilities	6,151	(791)
Deferred revenue	288	492
Customer deposits	261	(191)
Net cash used in operating activities	**(929)**	**(3,610)**
Cash flows from investing activities		
Purchase of property, plant and equipment	(968)	(385)
Additions to internally developed software	(123)	—
Net cash used in investing activities	**(1,091)**	**(385)**
Cash flows from financing activities		
Borrowings under secured borrowing facility	—	37
Principal payments on 2024 Term Loan A Facility	(189)	—
Principal payments on 2024 Term Loan B Facility	(552)	—
Principal payments on long-term obligations	—	(235)
Proceeds from secured credit facility	1,655	976
Principal payments on secured credit facility	(1,356)	
Principal payments on finance leases	(8)	(100)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the three months ended March 31, 2025 and 2024

(in thousands of United States dollars)
(Unaudited)

	Three months ended March 31,	
	2025	**2024**
Net cash provided by (used in) financing activities	**(450)**	**678**
Effect of exchange rates on cash and cash equivalents	90	(87)
Net increase (decrease) in cash and cash equivalents	**(2,380)**	**(3,404)**
Cash and equivalents, beginning of period, including cash from discontinued operations	12,106	6,905
Cash and equivalents, end of period, including cash from discontinued operations	**$ 9,726**	**$ 3,501**
Supplemental cash flow data:		
Income tax payments, net of refunds received	271	(16)
Interest paid	928	534

The accompanying notes are an integral part of these condensed consolidated financial statements.

XBP EUROPE HOLDINGS, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of United States dollars except share and per share amounts)

(Unaudited)

1. General

XBP Europe Holdings,Inc. (the "**Company**" or "**XBP Europe**") is a pan-European integrator of bills, payments and related solutions and services seeking to enable digital transformation of businesses. The Company's name — "XBP" — stands for "exchange for bills and payments" and reflects the Company's strategy to facilitate connections between buyers and suppliers to optimize clients' bills and payments and related digitization processes. XBP believes its business ultimately advances digital transformation, improves market-wide liquidity, and encourages sustainable business practices.

The Company provides business process management solutions with proprietary software suites and deep domain expertise, serving as a technology and operations partner for its clients' strategic journeys and streamlining their complex, disconnected payment processes. The Company serves over 2,000 clients across Europe, the Middle East and Africa ("**EMEA**"). The Company's client relationships span multiple industries, including banking, healthcare, insurance, and the public sector. The Company is able to deploy its solutions to clients in any EMEA market due to its cloud-based structure. Its physical footprint spans 15 countries and approximately 30 locations.

These condensed consolidated financial statements should be read in conjunction with the below notes and the notes to the consolidated financial statements as of and for the year ended December 31, 2024 included in the XBP Europe annual report on Form 10-K for such period (the "2024 Form 10-K"), filed with the Securities and Exchange Commission ("SEC") on March 19, 2025 and available at the SEC's website at http://www.sec.gov.

The accompanying condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America ("GAAP") and in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), as they apply to interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These accounting principles require the Company to use estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from the Company's estimates.

The condensed consolidated financial statements are unaudited, but include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for the interim period. The interim financial results are not necessarily indicative of results that may be expected for any other interim period or the fiscal year.

Merger/Business Combination with CF Acquisition Corp.VIII

The Company was a special purpose acquisition company called CF Acquisition Corp. VIII ("**CF VIII**") prior to the closing of a business combination (the "**Business Combination**") on November 29, 2023. Pursuant to that certain Agreement and Plan of Merger, dated October 9, 2022 (the "**Merger Agreement**") whereby XBP Europe, Inc., a Delaware corporation, and an indirect subsidiary of Exela Technologies, Inc., a Delaware corporation ("**ETI**"), became a wholly owned subsidiary of CFV III. In connection with the consummation of the Business Combination, the Company changed its name from CF VIII to "XBP Europe Holdings, Inc." The Business Combination was accounted for as a reverse capitalization in accordance with Financial Accounting Standards Board's ("**FASB**") Accounting Standards Codification Topic 805, Business Combinations ("**ASC 805**"). Under this method of accounting, CF VIII was treated as the "acquired" company for financial reporting purposes with XBP Europe surviving as a direct wholly-owned subsidiary of CF VIII.

Divesture

During the third quarter of fiscal year 2024, the Company determined that its certain on-demand printing operations met the criteria to be classified as a discontinued operation, and, as a result, disposable group's historical financial results are reflected in the Company's condensed consolidated financial statements as discontinued operations, and assets and liabilities were retrospectively reclassified as assets and liabilities held for sale. See *Note 3 — Discontinued Operations* of the notes to condensed consolidated financial statements.

2. Reverse Recapitalization

As discussed in Note 1, on November 29, 2023, the Company consummated a business combination pursuant to the Merger Agreement. The Business Combination was accounted for as a Reverse Recapitalization, rather than a business combination, for financial accounting and reporting purposes. Accordingly, XBP Europe was deemed the accounting acquirer (and legal acquiree) and CF VIII was treated as the accounting acquiree (and legal acquirer). Under this method of accounting, the reverse recapitalization was treated as the equivalent of XBP Europe issuing stock for the net assets of CF VIII, accompanied by a recapitalization. XBP Europe has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

- XBP Europe pre-combination stockholder has the majority of the voting power in the post-Business Combination company;

- XBP Europe's stockholder has the ability to appoint a majority of the Company's board of directors (the "Board");

- XBP Europe's management team is the management team of the post-Business Combination company;

- XBP Europe's prior operations is comprised of the ongoing operations of the post-Business Combination company;

- XBP Europe is the larger entity based on historical revenues and business operations; and

- The post-Business Combination company has assumed XBP Europe's operating name.

The net assets of CF VIII are stated at historical cost, with no incremental goodwill or other intangible assets recorded for the effects of the Business Combination. The consolidated assets, liabilities, and results of operations prior to the Business Combination are those of XBP Europe. The shares and corresponding capital amounts and earnings per share available for common stockholders, prior to the Business Combination, have been retroactively restated.

Upon closing of the Business Combination, the Company received net proceeds of $5.2 million from the Business Combination.

Transaction costs consist of directors and officers liability insurance cost, legal and professional fees, and other fees relating to the consummation of the Business Combination. The Company incurred $3.3 million in transaction costs relating to the Merger for the year ended December 31, 2023, $0.3 million of which was recorded to additional paid-in capital and the remaining $3.0 million was expensed.

Immediately after giving effect to the Business Combination, there were 30,166,102 shares of common stock outstanding, 6,249,980 Public Warrants outstanding and 385,000 Private Warrants outstanding. See *Note 16 — Warrants* and *Note 17 — Stockholders' Deficit* for more details.

3. Discontinued Operations

The Company classifies assets as held-for-sale ("disposal group") in the period when all of the relevant criteria to be classified as held for sale are met. These criteria include management's commitment to sell the disposal group in its present condition and the sale being deemed probable of being completed within one year. Assets held for sale are reported at the lower of their carrying value or fair value less cost to sell. The fair values of disposal groups are estimated using accepted valuation techniques, including indicative listing prices. The Company considers historical experience, guidance received from third parties, and all information available at the time the estimates are made to derive fair value. Any loss resulting from the measurement is recognized in the period when the held for sale criteria are met. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the initial carrying value of the disposal group. Assets held-for-sale are not amortized or depreciated.

During the third quarter of 2024, certain on-demand printing operations of the Company met the criteria for classification as held for sale and accordingly, was measured at the lower of their carrying value or its fair value less costs to sell. The Company recorded an impairment charge of $0.1 million relating to the disposal group in impairment of goodwill in the consolidated statement of operations of the disposal group for the year ended December 31, 2024. The Company determined that the held for sale disposal group has met the criteria to be disclosed as discontinued operations as it represents a significant strategic shift that will have a major effect on the Company's operations and financial results.

The results of the disposable group are presented as discontinued operations in the condensed consolidated statements of operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. Impairment loss was recorded during the year ended December 31, 2024, in impairment of goodwill in the consolidated statements of operations of the disposal group. Further, the Company has reclassified the assets and liabilities of the disposable group as assets and liabilities held for sale in the condensed consolidated statements of balance sheets for all periods presented. The condensed consolidated statements of cash flows are presented on a consolidated basis for both continuing operations and discontinued operations. Unless otherwise noted, reference within the notes to condensed consolidated financial statements relates to continuing operations.

The financial results of the disposable group are presented as loss from discontinued operations, net of income taxes on the Company's condensed consolidated statements of operations. The following table presents the major components of financial results of the Company's disposable group for the periods presented:

	Three months ended March 31,	
(dollars in thousands)	2025	2024
Revenue, net	$1,659	$ 2,237
Cost of revenue (exclusive of depreciation and amortization)	1,729	2,334
Selling, general and administrative expenses (exclusive of depreciation and amortization)	702	978
Related party expense	36	36
Depreciation and amortization	32	150
Operating loss	**(840)**	**(1,261)**
Other expense (income), net		
Interest expense, net	14	10
Foreign exchange losses (gains), net	(359)	80
Net loss from discontinued operations before income taxes	**(495)**	**(1,350)**
Income tax expense	—	—
Net loss from discontinued operations, net of income taxes	**$ (495)**	**$(1,350)**

As of March 31, 2025, the assets and liabilities of the disposable group are classified as current in the Company's condensed consolidated balance sheets, as it is probable that the sale will occur within one year. The following table represents the aggregated carrying amounts of classes of assets and liabilities that are classified as discontinued operations on the condensed consolidated balance sheets for the periods presented:

(dollars in thousands)	March 31, 2025
ASSETS	
Current assets	
Cash and cash equivalents	$ 45
Accounts receivable, net of allowance for credit losses of $86	145
Inventories, net	478
Prepaid expenses and other current assets	472
Property, plant and equipment, net of accumulated depreciation of $3,911	387
Total current assets held for sale	**$1,527**
LIABILITIES	
Current liabilities	
Accounts payable (including related party of $314)	$1,166
Accrued liabilities	62
Accrued compensation and benefits	257
Customer deposits	275
Total current liabilities held for sale	**$1,761**

(dollars in thousands)	December 31, 2024
ASSETS	
Current assets	
Cash and cash equivalents	$ 7
Accounts receivable, net of allowance for credit losses of $90	48
Inventories, net	422
Prepaid expenses and other current assets	465
Property, plant and equipment, net of accumulated depreciation of $3,690	436
Total current assets held for sale	**$1,378**
LIABILITIES	
Current liabilities	
Accounts payable (including related party of $305)	$1,170
Accrued liabilities	895
Accrued compensation and benefits	338
Customer deposits	40
Total current liabilities held for sale	**$2,443**

The following table presents significant non-cash items and capital expenditures of discontinued operations for the periods presented:

	Three months ended March 31,	
(dollars in thousands)	2025	2024
Depreciation	$ 32	$150
Credit loss expense (income)	1	(8)
Unrealized foreign currency losses (gains)	(358)	80
Purchase of property, plant and equipment	$ —	$ 94

4. New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires an annual tabular effective tax rate reconciliation disclosure including information for specified categories and jurisdiction levels, as well as, disclosure of income taxes paid, net of refunds received, disaggregated by federal, state/local, and significant foreign jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted.

In November 2024, the FASB issued ASU 2024-04, Debt-Debt with Conversions and Other Option (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which amends ASC470-20 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion. This ASU is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASC 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. This new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently assessing the impact this ASU will have on the consolidated financial statements and footnote disclosures.

5. Summary of Significant Accounting Policies

The information presented below supplements the "Basis of Presentation and Summary of Significant Accounting Policies" information presented in the 2024 Form 10-K.

Stock-Based Compensation

The Company accounts for all equity-classified awards under stock-based compensation plans at their "fair value." This fair value is measured at the fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the vesting period. The fair value of the awards on the grant date is determined using the stock price on the respective grant date in the case of restricted stock units and using an option pricing model in the case of stock options. The Company accounts for forfeitures as they occur. The expense resulting from share-based payments is recorded in selling, general and administrative expense in the condensed consolidated statements of operations.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. Revenue is measured as the amount of consideration that is expected to be received in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of the Company's material sources of revenue are derived from contracts with customers, primarily relating to the provision of business and transaction processing services and sales of recurring software licenses and professional services within each of the Company's segments. The Company does not have any significant extended payment terms, as payment for invoices issued is received shortly after goods are delivered or services are provided.

Nature of Services

The primary performance obligations are to stand ready to provide various forms of business processing services, consisting of a series of distinct services that are substantially the same and have the same pattern of transfer over time, and accordingly are combined into a single performance obligation. The Company's promise to its customers is typically to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the customers' use (i.e., number of transactions processed, requests fulfilled, etc.); as such, the total transaction price is variable. The variable fees are allocated to the single performance obligation charged to the distinct service period in which the Company performs the service.

Revenue from the sale of software licenses is recognized as a single performance obligation at the point in time that the software license is delivered to the customer. Perpetual licenses or noncancelable licenses are granted for a non-refundable fee, which are recognized at a point in time. No significant obligations or contingencies exist with regard to delivery, customer acceptance or rights of return at the time revenue is recognized. Professional services revenue consists of implementation services for new customers, or implementations of new products for existing customers. Professional services are typically sold on a time-and-materials basis and billed monthly based on actual hours incurred.

Revenue from the sale of hardware solutions is recognized on a point in time basis and related maintenance are recognized ratably over the contractual term.

Disaggregation of Revenues

The following tables disaggregate revenue from contracts by geographic region for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,	
(dollars in thousands)	2025	2024
France	$12,724	$14,228
Germany	10,623	10,293
United Kingdom	8,706	7,556
Sweden	3,461	3,979
Other	2,017	1,991
Total Revenue, net	$37,531	$38,047

Contract Balances

The following table presents contract assets, contract liabilities and contract costs recognized at March 31, 2025 and December 31, 2024:

(dollars in thousands)	March 31, 2025	December 31, 2024
Accounts receivable, net	$26,928	$19,810
Deferred revenues	7,419	6,870
Customer deposits	328	277
Costs to obtain and fulfill a contract	$ —	$ —

Accounts receivable, net includes $8.0 million and $6.5 million as of March 31, 2025 and December 31, 2024, respectively, representing amounts not billed to customers. Unbilled receivables are accrued and represent work performed in accordance with the terms of contracts with customers.

Deferred revenues relate to payments received in advance of performance under a contract. A significant portion of this balance relates to maintenance contracts or other service contracts where the Company received payments for upfront conversions or implementation activities which do not transfer a service to the customer but rather are used in fulfilling the related performance obligations that transfer over time. The advance consideration received from customers is deferred over the contract term. The Company recognized revenue $3.0 million during the three months ended March 31, 2025, that had been deferred as of December 31, 2024. The Company recognized revenue of $1.9 million during the three months ended March 31, 2024, that had been deferred as of December 31, 2023.

Costs incurred to obtain and fulfill contracts are deferred and presented as part of intangible assets, net and expensed on a straight-line basis over the estimated benefit period. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment and can be separated into two principal categories: contract commissions and fulfillment costs. Applying the practical expedient in *ASC 340-40-25-4,* the incremental costs of obtaining contracts are recognized as an expense when incurred if the amortization period would have been one year or less. These costs are included in selling, general and administrative expenses. The effect of applying this practical expedient was not material.

Customer deposits consist primarily of amounts received from customers in advance for postage. These advanced postage deposits are used to cover the costs associated with postage, with the corresponding postage revenue being recognized as services are performed.

Performance Obligations

At the inception of each contract, the Company assesses the goods and services promised in the Company's contracts and identifies each distinct performance obligation. The majority of the Company's contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts. For the majority of the Company's business and transaction processing service contracts, revenues are recognized as services are provided based on an appropriate input or output method, typically based on the related labor or transactional volumes.

Certain of the Company's contracts have multiple performance obligations, including contracts that combine software implementation services with post-implementation customer support. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company estimates the expected costs of satisfying a performance obligation and adds an appropriate margin for that distinct good or service. The adjusted market approach is also used whereby the Company estimates the price that customers in the market would be willing to pay. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract. Certain of the Company's software implementation performance obligations are satisfied at a point in time, typically when customer acceptance is obtained.

When evaluating the transaction price, the Company analyzes, on a contract-by-contract basis, all applicable variable considerations. The nature of the Company's contracts gives rise to variable consideration, including volume discounts, contract penalties, and other similar items that generally decrease the transaction price. These amounts are estimated based on the expected amount to be provided to customers and reduce revenues recognized. The Company does not anticipate significant changes to its estimates of variable consideration.

Reimbursements from customers, such as postage costs, are included in revenue, while the related costs are included in cost of revenue.

Transaction Price Allocated to the Remaining Performance Obligations

In accordance with optional exemptions available under ASC 606, the Company did not disclose the value of unsatisfied performance obligations for (a)contracts with an original expected length of one year or less, and (b)contracts for which variable consideration relates entirely to an unsatisfied performance obligation, which comprise the majority of the Company's contracts. The Company has certain non-cancellable contracts where a fixed monthly fee is received in exchange for a series of distinct services that are substantially the same and have the same pattern of transfer over time, with the corresponding remaining performance obligations as of March 31, 2025 in each of the future periods below:

(dollars in thousands)	
Remainder of 2025	$7,139
2026	215
2027	65
Total	$7,419

Net Loss per Share

Earnings per share ("**EPS**") is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, using the more dilutive of the two-class method and if-converted method in the period of earnings. The two-class method is an earnings allocation method that determines earnings per share (when there are earnings) for common stock and participating securities. The if-converted method assumes all convertible securities are converted into common stock. Diluted EPS excludes all dilutive potential shares of common stock if their effect is anti-dilutive.

As the Company experienced net losses for the periods presented, the Company did not include the effect of 6,634,980 shares of common stock issuable upon exercise of 6,634,980 warrants sold in the IPO and Private Placement and issued in connection with completion of the Business Combination, or the effect of the aggregate number of shares issuable pursuant to outstanding restricted stock units and options (1,256,436 as of March 31, 2025) in the calculation of diluted loss per share for the three months ended March 31, 2025 and 2024, because their effects were anti-dilutive.

The components of basic and diluted EPS are as follows:

(dollars in thousands, except share and per share amounts)	Three months ended March 31,	
	2025	2024
Net loss from continuing operations attributable to common stockholders (A)	$ (3,855)	$ (858)
Net loss from discontinued operations attributable to common stockholders (B)	(495)	(1,350)
Net loss attributable to common stockholders (C)	$ (4,350)	$ (2,208)
Weighted average common shares outstanding – basic and diluted (D)	30,901,247	30,166,102
Loss Per Share:		
Basic and diluted – continuing operations (A/D)	$ (0.12)	$ (0.03)
Basic and diluted – discontinued operations (B/D)	(0.02)	(0.04)
Basic and diluted (C/D)	$ (0.14)	$ (0.0)

6. Inventories

Inventories, net consist of the following:

(dollars in thousands)	March 31, 2025	December 31, 2024
Finished goods	$ 5,375	$ 5,585
Allowance for obsolescence	(1,725)	(1,762)
Total inventories, net	$ 3,650	$ 3,823

Finished goods inventory includes $1.7 million and $1.8 million of allowance for obsolescence as of March 31, 2025 and December 31, 2024, respectively. The Company allowance for obsolescence is based on a policy developed by historical experience and management judgment.

7. Accounts Receivable

Accounts receivable, net consist of the following:

(dollars in thousands)	March 31, 2025	December 31, 2024
Billed receivables	$19,815	$14,554
Unbilled receivables	8,042	6,454
Less: Allowance for credit losses	(929)	(1,198)
Total accounts receivable, net	$26,928	$19,810

Unbilled receivables represent balances recognized as revenue that have not been billed to the customer. The Company allowance for doubtful accounts is based on a policy developed by historical experience and management judgment. Adjustments to the allowance for credit losses may occur based on market conditions or specific client circumstances.

The following table describes the changes in the allowance for expected credit losses for the three months ended March 31, 2025 and 2024 (all related to accounts receivables):

	March 31,	
(dollars in thousands)	2025	2024
Balance at January 1, of the allowance for expected credit losses	$1,198	$1,183
Change in the provision for expected credit losses for the period	(269)	225
Balance at March 31, of the allowance for expected credit losses	$ 929	$1,408

8. Property, Plant and Equipment, Net

Property, plant, and equipment, which include assets recorded under finance leases, are stated at cost less accumulated depreciation, and amortization, and consist of the following:

(dollars in thousands)	Expected Useful Lives (in Years)	March 31, 2025	December 31, 2024
Buildings and improvements	7 – 40	$ 9,103	$ 8,770
Leasehold improvements	Shorter of life of improvement or lease term	740	712
Machinery and equipment	5 – 15	7,862	6,935
Computer equipment and software	3 – 8	27,084	25,663
Furniture and Fixtures	5 – 15	8,358	7,855
Finance lease right-of use assets	Shorter of life of the asset or lease term	1,731	1,662
		54,878	51,596
Less: Accumulated depreciation and amortization		(42,655)	(40,325)
Total property, plant and equipment, net		$ 12,223	$ 11,272

Depreciation expense related to property, plant and equipment was $0.5 million and $0.6 million for the three months ended March 31, 2025 and 2024, respectively.

9.   Intangible Assets and Goodwill

Intangible Assets

Intangible assets are stated at cost or acquisition-date fair value less accumulated amortization and consists of the following:

(dollars in thousands)	Weighted Average Remaining Useful Life (in Years)	March 31, 2025		
		Gross Carrying Amount[a]	Accumulated Amortization	Intangible Asset, net
Customer relationships	1.8	$3,084	$(2,428)	$ 656
Internally developed software	4.3	588	(71)	517
Outsource contract costs	—	749	(749)	—
Total intangibles, net		$4,421	$(3,248)	$1,173

(dollars in thousands)	Weighted Average Remaining Useful Life (in Years)	December 31, 2024		
		Gross Carrying Amount[a]	Accumulated Amortization	Intangible Asset, net
Customer relationships	2.0	$2,960	$(2,241)	$ 719
Internally developed software	4.5	432	(30)	402
Outsource contract costs	—	719	(719)	—
Total intangibles, net		$4,111	$(2,990)	$1,121

(a)   Amounts include intangibles acquired in business combinations and asset acquisitions

Aggregate amortization expense related to intangibles was $0.1 million and $0.2 million for the three months ended March 31, 2025 and 2024.

Estimated intangibles amortization expense for the next five years consists of the following:

(dollars in thousands)	Estimated Amortization Expenses
Remainder of 2025	$ 374
2026	494
2027	122
2028	122
2029 and thereafter	61
Total	$1,173

Goodwill

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approach the markets and interacts with customers. The Company is organized into two segments: Bills and Payments and Technology (See *Note 20 — Segment Information*).

Goodwill by reporting segment consists of the following:

(dollars in thousands)	Balances at January 1, 2025	Additions	Disposals	Impairments	Currency Translation Adjustments	Balances at March 31, 2025
Bills and Payments	$ 9,499	$ —	$ —	$ —	$422	$ 9,921
Technology	12,167	—	—	—	568	12,735
Total	$21,666	$ —	$ —	$ —	$990	$22,656

(dollars in thousands)	Balances at January 1, 2024	Additions	Disposals	Impairments	Currency Translation Adjustments	Balances at December 31, 2024
Bills and Payments	$ 9,971	$ —	$ —	$ —	$ (472)	$ 9,499
Technology	12,852	—	—	—	(685)	12,167
Total	$22,823	$ —	$ —	$ —	$(1,157)	$21,666

10. Debt

Secured Borrowing Facility

On September 15, 2023, the relevant entities entered into an amendment to the Secured Borrowing Facility (the "**Amended Factoring Agreement**") to convert the existing arrangement into a non-recourse factoring program wherein an unrelated third party (the "**Factor**") shall provide financing to certain subsidiaries of the Company by purchase of certain approved and partially approved accounts receivables (as defined in the Amended Factoring Agreement) up to a maximum amount of €15.0 million while assuming the risk of non-payment on the purchased accounts receivables up to the level of approval. The relevant entities shall have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities and, once sold, the accounts receivable shall no longer be available to satisfy creditors of the relevant entities.

The Company accounted for the transactions under the Amended Factoring Agreement as a sale under ASC 860, *Transfers and Servicing*, and treats it as an off-balance sheet arrangement. Net funds received from the transfers reflect the face value of the account less a fee, which is recorded as an increase to cash and a reduction to accounts receivable outstanding in the condensed consolidated balance sheets. The Company reports the cash flows attributable to the sale of account receivables to the Factor and the cash receipts from collections made on behalf of and paid to the Factor under the Amended Factoring Agreement, on a net basis as trade accounts receivables in cash flows from operating activities in the Company's condensed consolidated statements of cash flows.

As of March 31, 2025, the Company's outstanding factored accounts receivable totaled approximately $10.1 million pursuant to the Amended Factoring Agreement, representing the face value of the invoices. The Company recognizes factoring costs upon disbursement of funds. The Company incurred a loss on sale of accounts receivables including expenses pursuant to the Amended Factoring Agreement totaling approximately $0.2 million for the three months ended March 31, 2025 and $0.2 million for the three months ended March 31, 2024, which is presented in selling, general and administrative expenses (exclusive of depreciation and amortization) on the condensed combined and consolidated statements of operations and comprehensive loss.

2024 Facilities Agreement

In July 2024, XBP Europe, Inc. a wholly-owned subsidiary of the Company, together with certain other subsidiaries (the "**XBP Group**"), entered into a Facilities Agreement (the "**2024 Facilities Agreement**") with HSBC for a £15.0 million and €10.5 million Secured Credit Facility consisting of (i) a single draw, secured Term Loan A facility in an aggregate principal amount of £3.0 million (the "**2024 Term Loan A Facility**"), (ii) a single draw, secured Term Loan B facility in an aggregate principal amount of €10.5 million (the "**2024 Term Loan B Facility**", collectively with the 2024 Term Loan A Facility, the "**2024 Term Loan Facilities**") and (iii) a multi-draw, multi-currency secured revolving credit facility in an aggregate principal amount of £12.0 million (the "**2024 Revolving Credit Facility**"), and, together with the 2024 Term Loan Facilities, (the "**2024 Senior Credit Facilities**"). The 2024 Term Loan Facilities mature on July 26, 2028 and the 2024 Revolving Credit Facility matures on July 26, 2027, with certain extension rights at the discretion of HSBC. An additional £14.0 million of credit under the 2024 Revolving Credit Facility may be made available at HSBC's discretion for specific purposes as per the 2024 Facilities Agreement.

The Company used the 2024 Term Loan Facilities to repay in full all outstanding indebtedness under the 2019 Credit Agreement, 2020 Credit Agreement and 2022 Committed Facility Agreement. The Company incurred $1.5 million in debt issuance costs related to the 2024 Facilities Agreement.

The 2024 Facilities Agreement contains financial covenants including, but not limited to, (i) requiring the maintenance of a consolidated total leverage ratio of not greater than 2.50 to 1.00 (with step-downs to (a) 2.25 to 1.00 starting January 1, 2025 and (b) 2.00 to 1.00 starting January 1, 2026); (ii) a cash flow coverage ratio of at least 1.10:1.00; and (iii) a consolidated interest coverage ratio of not less than 4.00 to 1.00.

The 2024 Facilities Agreement and indenture governing the 2024 Secured Credit Facilities contains certain affirmative and negative covenants limiting on the ability of the XBP Group to effect mergers and change of control events as well as certain other limitations, including limitations on (i) incurrence of additional indebtedness or liens, (ii) dispositions of assets, (iii) substantial changes of the general nature of the business, (iv) entering into restrictive agreements, (v) making certain investments, loans, advances, guarantees and acquisitions, (vi) prepaying certain indebtedness, (vii) the declaration and payment of dividends or other restricted payments, (viii) engaging in transactions with affiliates, or (ix) amending certain material documents.

Except as otherwise provided by applicable law, all obligations under the 2024 Facilities Agreement are jointly and severally unconditionally guaranteed by each member of the XBP Group.

Borrowings under the 2024 Term Loan A Facility, the 2024 Term Loan B Facility and 2024 Revolving Credit Facility bear interest at a rate per annum equal to the SONIA plus the applicable margin of 3.25%, Euro Interbank Offered Rate ("**EURIBOR**") plus the applicable margin of 3.25% and Reference Rate plus the applicable margin of 3.25%, respectively. "Reference Rate" for any period means (i) Secured Overnight Financing Rate ("**SOFR**") for funds extended in U.S. Dollars; (ii) the EURIBOR, for funds extended in Euros; (iii) the SONIA, for funds extended in Pounds Sterling; and the Stockholm Interbank Offered Rate ("**STIBOR**") for funds extended in Swedish Krona.

As of March 31, 2025, the outstanding balance of the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility was approximately $3.3 million, $9.7 million, and $15.4 million, respectively. As of December 31, 2024, the outstanding balance of the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility was approximately $3.4 million, $9.8 million, and $14.7 million, respectively.

As of March 31, 2025 and December 31 2024, the Revolving Working Capital Loan Facility had an outstanding balance of $2.6 million, and $2.2 million, respectively.

During the three month ended March 31, 2025, the Company repaid $0.2 million and $0.6 million of outstanding principal amount under the 2024 Term Loan A Facility and 2024 Term Loan B Facility, respectively.

During the year ended December 31, 2024, the Company repaid $0.4 million and $1.1 million of outstanding principal amount under the 2024 Term Loan A Facility and 2024 Term Loan B Facility, respectively.

The outstanding principal amount of the 2024 Term Loan A Facility shall be repaid in fifteen (15) equal quarterly installments of £150 thousands commencing Sept 30, 2024, with the remaining outstanding principal amount of £750k payable at maturity along with accrued and unpaid interest. The outstanding principal amount of the 2024 Term Loan B Facility shall be repaid in fifteen (15) equal quarterly installments of €525 thousands commencing Sept 30, 2024, with the remaining outstanding principal amount of €2.6 million payable at maturity along with accrued and unpaid interest.

The Company may, at any time, prepay the principal of the 2024 Senior Credit Facilities. Each prepayment shall be accompanied by the payment of accrued interest, without any premium or penalty.

However, the Company is limited to a maximum of four voluntary prepayments of the 2024 Revolving Credit Facility within any consecutive twelve-month period.

As of March 31, 2025, the XBP Group was in compliance with all affirmative and negative covenants under the 2024 Facilities Agreement, including any financial covenants, pertaining to its financing arrangements. The Company continually monitors its compliance with such covenants. The Company believes it will remain in compliance with all such covenants for the next twelve months; however, due to the inherent uncertainty, management's estimates of the achievement of its financial covenants may change in the future.

Debt Outstanding

As of March 31, 2025, and December 31, 2024, the following debt instruments were outstanding:

(dollars in thousands)	March 31, 2025	December 31, 2024
2024 Term Loan A Facility[1]	$ 3,120	$ 3,198
2024 Term Loan B Facility[2]	9,135	9,276
Term loan	—	—
2024 Revolving Credit Facility[3]	14,868	14,218
Revolvers[4]	2,610	2,233
Total debt	29,733	28,925
Less: Current portion of long-term debt	5,444	4,959
Long-term debt, net of current maturities	$24,289	$23,966

(1) Net of unamortized debt issuance costs of $0.2 million as of March 31, 2025.

(2) Net of unamortized debt issuance costs of $0.5 million as of March 31, 2025.

(3) Net of unamortized debt issuance costs of $0.5 million as of March 31, 2025.

(4) Includes $2.6 million and $2.2 million of outstanding balance under working capital loan as of March 31, 2025 and December 31, 2024, respectively.

11. Income Taxes

The Company applies an estimated annual effective tax rate ("ETR") approach for calculating tax provision for interim periods, as required under GAAP. The Company recorded an income tax expense of $0.8 million and $0.5 million for the three months ended March 31, 2025 and 2024, respectively, from continuing operations.

The Company's ETR from continuing operations of (24.6%) for three ended March 31, 2025 differed from the expected U.S. statutory tax rate of 21.0% and was primarily impacted by uncertain tax benefits, permanent tax adjustments, foreign tax rates that differ from the U.S. federal statutory rate, valuation allowances on a portion of the Company's foreign deferred tax assets that are not more likely than not to be realized and remeasurement of existing uncertain tax positions.

For the three months ended March 31, 2024, the Company's ETR from continuing operations of (115.9)% differed from the expected U.S. statutory tax rate of 21.0%, and was primarily impacted by permanent tax adjustments, foreign tax rates that differ from the U.S. federal statutory rate, and valuation allowances on a portion of the Company's foreign deferred tax assets that are not more likely than not to be realized.

During the three months ended March 31, 2025, the Company's liability for unrecognized tax benefits (including interest and penalties) increased by $54 thousand. This increase is primarily due to accrued interest during the year and foreign currency remeasurements.

The Organization for Economic Co-operation and Development reached agreement on Pillar Two Model Rules ("Pillar Two") to implement a minimum 15.0% tax rate on certain multinational companies.

Participating countries are in various stages of proposing and enacting tax laws to implement the Pillar Two framework. We determined these rules did not have a material impact on our taxes for the three months ended March 31, 2025 and will continue to evaluate the impact of these proposals and legislative changes as new guidance emerges.

As of March 31, 2025, there were no material changes to either the nature or the amounts of the uncertain tax positions previously determined for the year ended December 31, 2024.

12. Employee Benefit Plans

U.K. Pension Plan

Two of the Company's subsidiaries in the United Kingdom provide pension benefits to certain retirees and eligible dependents. Employees eligible for participation included all full-time regular employees who were more than three years from retirement prior to October 2001. A retirement pension or a lump-sum payment may be paid dependent upon length of service at the mandatory retirement age. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants at the earlier of two dates, the participants leaving the Company or March 31, 2015. The expected rate of return assumptions for plan assets relate solely to the UK plan and are based mainly on historical performance achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles.

German Pension Plan

XBP Europe's subsidiaries in Germany, Exela Technologies ECM Solutions GmbH, provides pension benefits to certain retirees. Employees eligible for participation include all employees who started working for the Company or its predecessors prior to September 30, 1987 and have finished a qualifying period of at least 10 years. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. The German pension plan is an unfunded plan and therefore has no plan assets. No new employees are registered under this plan and the participants who are already eligible to receive benefits under this plan are no longer employees of the Company.

Norway Pension Plan

The Company's subsidiary in Norway provides pension benefits to eligible retirees and eligible dependents. Employees eligible for participation include all employees who were more than three years from retirement prior to March 2018. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants at the earlier of two dates, the participants leaving the Company or April 30, 2018.

Asterion Pension Plan

In 2018, Exela Technologies Holding GmbH (through the Asterion Business Combination), acquired the obligation to provide pension benefits to eligible retirees and eligible dependents. Employees eligible for participation included all full-time regular employees who were more than three years from retirement prior to July 2003. A retirement pension or a lump-sum payment may be paid dependent upon length of service at the mandatory retirement age. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants at the earlier of two dates, the participants leaving the Company or April 10, 2018.

Tax Effect on Accumulated Other Comprehensive Loss

As of March 31, 2025 and December 31, 2024, the Company recorded actuarial gains of $0.2 million and $0.2 million, respectively, which is net of a deferred tax benefit of $2.0 million for each period.

Pension and Postretirement Expense

The components of the net periodic benefit cost are as follows:

	Three months ended March 31,	
	---	---
(dollars in thousands)	2025	2024
Service cost	$ 8	$ 9
Interest cost	787	744
Expected return on plan assets	(807)	(729)
Amortization		
Amortization of prior service cost	—	—
Amortization of net loss	436	307
Net periodic benefit cost	$ 424	$ 331

The Company records pension interest cost within interest expense, net. Expected return on plan assets, amortization of prior service costs, and amortization of net losses are recorded within pension income, net. Service cost is recorded within cost of revenue.

Employer Contributions

XBP Europe's funding of employer contributions is based on governmental requirements and differs from those methods used to recognize pension expense. The Company made contributions of $0.6 million and $0 million to its pension plans during the three months ended March 31, 2025 and 2024, respectively. The Company is expecting to fund the pension plans with the required contributions for 2025 based on current plan provisions.

13. Commitments and Contingencies

Litigation

The Company is, from time to time, involved in certain legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although management cannot predict the outcomes of these matters, management does not believe these actions will have a material, adverse effect on our condensed consolidated balance sheets, condensed consolidated statements of operations or condensed consolidated statements of cash flows.

Company Subsidiary Litigation

A group of 71 former employees brought a claim against a subsidiary of the Company related to their dismissal resulting from the closure of two production sites in France in 2020. The employees filed complaints with the Labor Court on July 9, 2022. Conciliation hearings at the Labor Court were held on September 27, 2022, December 13, 2022, March 7, 2023, September 5, 2023, November 14, 2023, December 5, 2023,and February 5, 2024.

In March 2023, 67 claimants (after the in principle settlement was agreed with the first 4 claimants) filed an application for summary proceedings in respect of part of the claim for a total claim of $1.1 million. The summary proceedings hearing was held on April 11, 2023 and the court issued its decision on May 9, 2023 upholding all of the plaintiffs' claims for a total amount of $1.1 million. However, the court's decision did not increase the Company's anticipated exposure for the overall claim.

The Company has appealed against the decision (and paid the amount of $1.1 million to 66 of the 67 claimants, as settlement agreement in principle was subsequently reached with one further claimant on November 10, 2023 pending the appeal). Since the majority of the claimants concluded settlement agreements with the Company, the appeal proceedings pertain only to 15 remaining claimants who have not settled. The next hearing, pertaining only to the remaining claimants who have not concluded settlement agreements with the Company, is scheduled for July 2, 2025.

In addition to the above, the substantive hearing was held on February 16, 2024 and a decision was made on July 28, 2024. The Company has appealed the decision from that substantive hearing.

The Company reached a number of settlements with 56 claimants prior to the court's July 2024 decision and approximately $1.8 million was paid to such claimants in addition to the amounts paid as part of the summary proceedings. The court awarded $1.2 million to the claimants who had not settled before the court's decision and, after the deduction of the amounts already paid to such claimants, $1.0 million remains to be paid by the Company. The Company will also be responsible for up to three months' unemployment allowance paid to these claimants by the unemployment fund, which is not expected to significantly increase the Company's total costs. The Company has appealed the decision. The Company accrued $1.0 million and $1.0 million in accrued liabilities on the condensed consolidated balance sheets as of March 31, 2025 and December 31, 2024, respectively, based on the estimate of the range of possible losses.

Contract-Related Contingencies

The Company has certain contingent obligations that arise in the ordinary course of providing services to its customers. These contingencies are generally the result of contracts that require the Company to comply with certain performance measurements or the delivery of certain services to customers by a specified deadline. The Company believes the adjustments to the transaction price, if any, under these contract provisions will not result in a significant revenue reversal or have a material adverse effect on the Company's condensed consolidated balance sheets, condensed consolidated statements of operations, condensed consolidated statement of comprehensive loss or condensed consolidated statements of cash flows.

14. Fair Value Measurement

Fair Value of Financial Instruments

The carrying amount of assets and liabilities including cash and cash equivalents, accounts receivable, accounts payable and current portion of long-term debt approximated their fair value as of March 31, 2025 and December 31, 2024, due to the relative short maturity of these instruments. The fair values of the Company's loans and receivables under the factoring arrangement entered into by subsidiaries of the Company are equal to the carrying values. Property and equipment, intangible assets, capital lease obligations, and goodwill are not required to be re-measured to fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that impairment exists, the respective asset is written down to its fair value.

As of March 31, 2025 and December 31, 2024, the Company determined the fair value of Private Warrants' liability as $9 thousands and $7 thousands, respectively, included in the other long-term liabilities in the condensed consolidated balance sheets under Level 3 fair value measurement using the Black-Scholes option pricing model.

The significant unobservable inputs used in the fair value of the Private Warrants liability are assumptions related to the inputs of exercise price, fair value of the underlying common stock, risk-free interest rate, expected term, expected volatility, and expected dividend yield. Significant increases (decreases) in the discount rate would have resulted in a lower (higher) fair value measurement. Significant increases (decreases) in the forecasted financial information would have resulted in a higher (lower) fair value measurement. For all significant unobservable inputs used in the fair value measurement of the Level 3 liabilities, a change in one of the inputs would not necessarily result in a directionally similar change in the fair value.

The following table reconciles the beginning and ending balances of net assets and liabilities classified as Level 3:

(dollars in thousands)	March 31, 2025	December 31, 2024
Balance at beginning of period	$7	$ 50
Change in the fair value of the private warrants liability	2	(43)
Balance at end of period	$9	$ 7

15. Stock-Based Compensation

XBP Europe 2024 Stock Incentive Plan

On July 13, 2024, the stockholders of XBP Europe approved and adopted XBP Europe's 2024 Stock Incentive Plan (the "XBP 2024 Equity Plan") at XBP Europe's 2024 Annual Meeting of Stockholders. Under the XBP 2024 Equity Plan, subject to adjustment for certain changes in capitalization or other corporate events, XBP Europe is authorized to issue up to 5,520,270 shares of common stock pursuant to equity-based awards, which may be granted to eligible participants in furtherance of XBP Europe's broader compensation strategy and philosophy. Awards granted under the 2024 Equity Plan will be granted upon terms approved by XBP Europe's Compensation Committee and set forth in an award agreement or other evidence of an award.

Pursuant to XBP 2024 Equity Plan, on February 13, 2025, the Compensation Committee of the Company approved the grant of 1,967,449 restricted stock units ("RSUs") and 30,951 stock options to eligible employees and directors of the Company.

The Compensation Committee of the Company, using the discretionary clause to accelerate the vesting of awards, on March 20, 2025 and March 31, 2025 approved accelerated vesting of 3,669,133 RSUs and 103,951 stock options then outstanding under the XBP 2024 Equity Plan, resulting in modification of the awards. These RSUs and stock options are a combination of previous as well as newly granted RSUs and stock options. The Company recognized the compensation cost of $3.8 million for this accelerated vesting of awards during the three months ended March 31, 2025. The Company withheld 170,946 shares with value equivalent to the employee's minimum statutory obligation for applicable income and other employment taxes. The total shares withheld were based on the value of the RSUs on their vesting date as determined by the Company's closing stock price.

Restricted Stock Unit

Restricted stock unit awards generally vest ratably over a less than a year to three (3) year period. Restricted stock units are subject to forfeiture if employment or service terminates prior to vesting and are expensed ratably over the vesting period.

A summary of restricted stock unit activities under the XBP 2024 Equity Plan for the three months ended March 31, 2025 is summarized in the following table:

	Number of Units	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life (Years)
Shares granted	3,325,329	$1.24	2.19
Shares forfeited	—	—	—
Shares vested	(3,865,396)	1.27	—
Shares withheld	(170,946)	1.36	—
Addition in the quarter	1,967,449	1.33	2.08
Outstanding Balance as of March 31, 2025	1,256,436	$1.28	2.50

Options

Under the XBP 2024 Equity Plan, stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying stock at the grant date. The vesting period for each option award is established on the grant date, and the options generally expire ten(10) years from the grant date. Stock options granted under the 2024 Plan generally require no less than a four(4) year ratable vesting period. Stock option activity for the three months ended March 31, 2025 is summarized in the following table:

	Outstanding	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Average Remaining Vesting Period (Years)
Granted	95,000	$0.58	$1.31	3.08
Exercised	—	—	—	—
Forfeited	(22,000)	—	—	—
Addition in the quarter	30,951	0.16	1.24	3.88
Vested	(103,951)	0.45	1.29	—
Outstanding Balance as of March 31, 2025[1]	—	—	—	—

---

(1) Exercise prices of all of the outstanding options as of March 31, 2025 were higher than the market price of the shares of the Company. Therefore, aggregate intrinsic value was zero.

As of March 31, 2025, there was $1.4 million of total unrecognized compensation expense related to non-vested restricted stock unit awards under the XBP 2024 Equity Plan, which will be recognized over the respective service period. Stock-based compensation expense is recorded within selling, general, and administrative expenses. The Compensation Committee approved the acceleration of vesting for outstanding RSUs under the 2024 XBP Europe Stock Incentive Plan for certain participants, the modification to accelerate vesting was recognized at the date of the modification. As a result, the incremental compensation expense of $3.8 million was recognized based on fair value of the awards. The Company incurred total compensation expense of $3.8 million and $0 million related to restricted stock unit awards and stock option awards under the XBP 2024 Equity Plan for the three months ended March 31, 2025, and 2024.

16. Warrants

As of March 31, 2025, the Company had the following common stock warrants outstanding:

	Warrants	Exercise Price	Issuance Date	Expiration
Private Placement Warrants	135,000	11.50	03/11/2021	11/29/2028
Forward Purchase Warrants	250,000	11.50	03/11/2021	11/29/2028
Public Warrants	6,249,980	11.50	03/11/2021	11/29/2028
Total	6,634,980			

Public Warrants

The Public Warrants qualify for the derivative scope exception under ASC 815 and are therefore classified as equity on the condensed consolidated balance sheets. They may only be exercised for a whole number of shares at a price of $11.50. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants are currently exercisable and will expire five years from the completion of the Business Combination or earlier upon redemption or liquidation.

The Company may redeem the outstanding Public Warrants if the price per share of common stock equals or exceeds $18.00 (except as described with respect to the Private Placement Warrants and Forward Purchase Warrants):

- in whole and not in part;
- at a price of $0.01 per Warrant;

- upon not less than 30 days' prior written notice of redemption to each warrantholder; and

- if, and only if, the closing price of the Common stock equals or exceeds $18.00 per share (as adjusted) for any of 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending three trading days before the Company sends the notice of redemption to the warrantholders.

If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of Common Stock upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

Private Warrants

The Private Warrants meet the definition of a derivative, however they don't meet the equity scope exception in ASC 815 and are therefore classified as a liability. The Private Warrants are identical to the Public Warrants, except that so long as they are held by Cantor or any Permitted Transferees, as applicable, the Private Warrants (i) may be exercised for cash or on a cashless basis, (ii) may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination, and (iii) shall not be redeemable by the Company,

Upon exercise of each of the Public Warrants and Private Warrants, the exercise price and number of shares of Common Stock issuable may be adjusted in certain circumstances including in the event of a stock dividend, a consolidation, combination, reverse stock split or reclassification of shares of Common Stock.

17. Stockholders' Deficit

Preferred Stock — The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share. As of March 31, 2025 and December 31, 2024, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 200,000,000 shares of common stock with a par value of $0.0001 per share. Each holder of Common Stock will be entitled to one (1)vote in person or by proxy for each share of the Common Stock. The holders of shares of Common Stock will not have cumulative voting rights. As of March 31, 2025 and December 31, 2024, there were 35,711,498 and 30,166,102 shares of Common stock issued and outstanding, respectively.

18. Restructuring

The Company periodically takes actions to improve operating efficiencies, typically in connection with rationalizing the cost structure of the Company. The Company's footprint and headcount reductions and organizational integration actions relate to discrete, unique restructuring events, primarily reflected in approved plans for reductions in force.

In the fourth quarter of 2023, the Company's management approved a restructuring plan to realign the Company's business and strategic priorities by rightsizing its workforce in certain regions.

The Company's restructuring activity and balance of the restructuring liability is as follows:

(dollars in thousands)	March 31, 2025	December 31, 2024
Balance at beginning of the period	$1,685	$ 5,267
Restructuring charges	—	1,051
Payment of benefits	(307)	(4,634)
Balance at the end of the period	$1,378	$ 1,685

As of March 31, 2025 and December 31, 2024, the current portion of the restructuring liability was $1.4 million and $1.7 million respectively, and was included in accrued compensation and benefits in the condensed consolidated balance sheets.

19. Related Parties

The components of related party expense in the condensed consolidated statements of operations are summarized as follows:

(dollars in thousands)	Three months ended March 31,	
	2025	2024
Related party shared services	$ 849	$744
Related party service fee	713	182
Total related party expense	$1,562	$926

Historically, the Company has been managed and operated in the ordinary course of business with other affiliates of ETI. Accordingly, certain shared costs have been allocated to the Company and reflected as expenses in the condensed consolidated financial statements.

Sales of Products and Services

During the historical periods presented, the Company sold products and services to non-XBP Europe subsidiaries of ETI. Revenue, net in the condensed consolidated statements of operations include sales to affiliates of ETI of $0.1 million and $0.1 million for the three months ended March 31, 2025 and 2024, respectively.

Shared Service Center Costs

The historical costs and expenses reflected in our financial statements include costs for certain shared service functions historically provided by the non-XBP Europe subsidiaries of the Company's parent, ETI, including, but not limited to accounting and finance, IT and business process operations. Where possible, these charges were allocated based on full-time equivalents (FTE's), formal agreements between XBP Europe and subsidiaries of ETI, or other allocation methodologies that Management determined to be a reasonable reflection of the utilization of services provided or the benefit received by XBP Europe and all costs of operating XBP Europe during the periods presented.

The allocated shared service expenses and general corporate expenses incurred pursuant to the Services Agreement for the three months ended March 31, 2025 and 2024 were $0.8 million and $0.7 million, and are included in the related party expenses in the condensed consolidated statements of operations.

In the opinion of management of ETI and the Company, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during 2025 and 2024. The amounts that would have been, or will be incurred, on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

Service Fee

During the historical periods presented, subsidiaries of ETI provided management services to the Company in exchange for a management fee. These management services included provision of legal, human resources, corporate finance, and marketing support. The management fee was calculated based on a weighted average of total external revenue, headcount and total assets attributable to the Company. On October 9, 2022 the management fee was terminated when the Merger Agreement was entered into and was replaced by the related party service fee pursuant to the Services Agreement, which reduced the fee and modified the services provided. Services provided under Annex A of the Services Agreement include sales of certain hardware, operations delivery, finance, accounting, human resource and technology support services. The Company incurred total fees of $0.7 million and $0.2 million for the three months ended March 31, 2025 and 2024, which include services incurred under newly entered service agreements with Nventr, LLC and HOV Services Ltd.

Notes Payable

The Company entered into three Intercompany Loan Agreements with an affiliate of ETI, in September 2009 and May 2010, whereby the affiliate of ETI agreed to lend up to £9.3 million to the Company ("**related party notes payable**"). The related party notes payable which were denominated in Great British pounds accrued interest daily at the one-month LIBOR rate for United States dollar deposits in the London interbank market plus four percentage points. These notes had an original maturity date of one year (which was extended by the lender for one additional year on each anniversary of the notes) and were assigned by the lender to another affiliate of ETI and amended with an effective date of December 1, 2012. The amendment amended (a) the interest rate to a fixed rate of 4% plus LIBOR for the remainder of 2012, 12% for 2013 and 13.5% thereafter, (b) extended the term of the agreement to December 31, 2024, and (c) denominated the notes in United States dollars. In accordance with the Ultimate Parent Support Agreement, related party notes payable were eliminated at closing with a corresponding impact to additional paid-in capital. As a result, no related party notes payable was recorded in the condensed consolidated balance sheets as of March 31, 2025 and December 31, 2024. The condensed consolidated statements of operations included related party interest expense of $0 and $0 million for the three months ended March 31, 2025 and 2024 in the related party interest expense (income), net.

The Company entered into another four Intercompany Loan Agreements ("new related party notes payable") with affiliates of ETI, three of the notes are dated September 4, 2023 (and subsequently amended on September 15, 2023) and one note is dated September 15, 2023. The new related party notes payable have a ten year term and bear annual interest of 6.0%, due at the end of the term. The condensed consolidated balance sheets included $1.5 million new related party notes payable as of March 31, 2025 and December 31, 2024. The condensed consolidated statements of operations included less than $0.1 million of related party interest expense for the period ended March 31, 2025 and March 31, 2024 in the related party interest expense (income), net.

Related Party Payables and Related Party Notes Payables Balances with Affiliates

Agreement with Nventr, LLC.

On February 5, 2025, the Company entered into a new related party service agreement with Nventr, LLC, a portfolio company of HGM and in which our executive chairman holds a 20% interest, that provides AI analytics solutions. The Company incurred an expense of $0.1 million and $0 million for the three months ended March 31, 2025 and 2024 in related party expenses within the condensed consolidated statements of operations. The company capitalized $0.1 million and $0 million towards solutioning work for the three months ended March 31, 2025 and 2024, respectively.

Agreement with HOV Services Ltd.

On February 18, 2025, the Company entered into a new related party service agreement with HOV Services Ltd., a company in which our executive chairman also serves as executive chairman, to help mitigate the risk of service disruption from the ongoing chapter 11 proceedings of the ETI Debtor Subs by providing an alternate source for certain BPO, outsourcing, management, and financial transaction processing solutions. The Company incurred an expense of $0.2 million and $0 million for the three months ended March 31, 2025 and 2024 in related party expenses within the condensed consolidated statements of operations.

Related party payables and related party notes payables balances with affiliates as of March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025		December 31, 2024	
(dollars in thousands)	Related party payables	Related party notes payable	Related party payables	Related party notes payable
ETI affiliates	$4,204	$1,512	$5,443	$1,451
Nventr, LLC	180	—	—	—
HOV Services Limited	160	—	—	—
Total	$4,544	$1,512	$5,443	$1,451

Acquisition of Membership Interest

On March 24, 2025, a Membership Interest Purchase Agreement (the "MI Agreement") was executed between the Company and ETI. Under the terms of the MI Agreement, ETI, who is the record and beneficial owner of 100% of the membership interests in GP 2XCV Holdings LLC ("GP2 Holdings"), a Delaware limited liability company, sold and transferred all of the membership interests in GP2 Holdings to the Company. The only asset held by GP2 Holdings is all of the membership interests in GP 2XCV, LLC ("GP2"). The only asset held by GP2 is 11.500% First-Priority Senior Secured Notes due 2026 ("Exela 2026 Notes") issued by a wholly owned subsidiary of ETI. The Company paid a purchase price of $2.3 million by way of issuing 1,680,000 shares of XBP common stock at a closing stock price of $1.37 on March 21, 2025. Accordingly, XBP recorded an investment of $2.3 million in Exela 2026 Notes as a "held-till-maturity" asset in the condensed consolidated balance sheet as of March 31, 2025 for the only acquired asset under this asset acquisition transaction. The Exela 2026 Notes were purchased credit deteriorated. Accordingly, the Company recorded an allowance for credit loss of $1.3 million and non-credit premium assets of $1.3 million. The Company amortized less than $0.1 million of non-credit premium asset during the three months ended March 31, 2025.

20. Segment Information

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approaches the markets and interacts with its clients. The Company is organized into two segments: Bills and Payments and Technology.

Bills and Payments

The Bills& Payments business unit primarily focuses on optimizing how bills and payments are processed by businesses of all sizes and industries. It offers automation of Accounts Payable ("AP") and Accounts Receivables ("AR") processes and through its platform, XBP, seeks to integrate buyers and suppliers across Europe. This business unit also includes our digital transformation revenue, which is both project based and recurring.

Technology

The Technology business unit primarily focuses on sales of recurring software licenses and related maintenance, hardware solutions and related maintenance and professional services.

The CODM of the Company is the Company's Chief Executive Officer. The CODM reviews segment profit to evaluate operating segment performance and determine how to allocate resources to operating segments. "Segment profit" is defined as revenue less cost of revenue (exclusive of depreciation and amortization). The Company does not allocate selling, general, and administrative expenses, depreciation and amortization, interest expense and foreign exchange losses, net. The Company manages assets on a total company basis, not by operating segment, and therefore asset information and capital expenditures by operating segments are not presented.

In accordance with applicable accounting guidance, the results of the disposable group are presented as discontinued operations in the condensed consolidated statements of operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. See *Note 3 — Discontinued Operations* of the notes to condensed consolidated financial statements.

A reconciliation of segment profit to net loss before income taxes is presented below.

	Three months ended March 31, 2025		
(dollars in thousands)	**Bills & Payments**	**Technology**	**Total**
Revenue, net (including related party revenue of $0.1 million)	$26,311	$11,362	$37,673
Cost of revenue (including related party cost of revenue of $0.01 million, exclusive of depreciation and amortization)	21,145	5,173	26,318
Segment profit	**5,167**	**6,189**	**11,355**
Selling, general and administrative expenses (exclusive of depreciation and amortization)			10,953
Related party expense			1,562
Depreciation and amortization			627
Interest expense, net			1,721
Related party interest expense, net			23
Foreign exchange gains, net			(71)
Changes in fair value of warrant liability			2
Pension income, net			(369)
Net income before income taxes			**$ (3,093)**

	Three months ended March 31, 2024		
(dollars in thousands)	**Bills & Payments**	**Technology**	**Total**
Revenue, net (including related party revenue of $0.1 million)	$26,637	$11,476	$38,113
Cost of revenue (including related party cost of revenue of $0.02 million, exclusive of depreciation and amortization)	22,983	5,097	28,080
Segment profit	**3,654**	**6,379**	**10,033**
Selling, general and administrative expenses (exclusive of depreciation and amortization)			6,968
Related party expense			926
Depreciation and amortization			808
Interest expense, net			1,417
Related party interest expense, net			19
Foreign exchange losses, net			753
Change in fair value of warrant liability			(37)
Pension income, net			(423)
Net loss before income taxes			**$ (398)**

Item B. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis section has been copied from the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025 (the "**Form 10-Q**"), and any defined terms used herein retain their meanings as specified in the 10-Q, which may differ from definitions in the proxy statement.

You should read the following discussion and analysis together with our condensed consolidated financial statements and the related notes included elsewhere in this Form 10-Q. Among other things, the condensed consolidated financial statements include more detailed information regarding the basis of presentation for the financial data than included in the following discussion. Amounts in thousands of United States dollars.

Unless otherwise indicated or the context otherwise requires, references in this section to "we," "our," "us," "XBP Europe, "the Company" and similar terms are to XBP Europe Inc. and its subsidiaries before the Business Combination, and to XBP Europe Holdings, Inc. following consummation of the Business Combination, except where the context requires otherwise.

Unless otherwise noted, this Management's Discussion and Analysis of Financial Condition and Results of Operations relates solely to our continuing operations and does not include the operations of our certain on-demand printing operations. See "*Pending Divestiture*" below and *Note 3 — Discontinued Operations* of the notes to condensed consolidated financial statements for additional information about the disposable group.

Forward Looking Statements

Certain statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this quarterly report are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "may", "should", "would", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "seem", "seek", "continue", "future", "will", "expect", "outlook" or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, estimated or anticipated future results and benefits, future opportunities for XBP Europe, and other statements that are not historical facts. These statements are based on the current expectations of XBP Europe management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding XBP Europe's businesses and actual results may differ materially. The factors that may affect our results include, among others: the impact of political and economic conditions on the demand for our services; cyber incidents such as a data or security breach; the impact of competition or alternatives to our services on our business pricing and other actions by competitors; our ability to address technological development and change in order to keep pace with our industry and the industries of our customers; the impact of terrorism, natural disasters or similar events on our business; the effect of legislative and regulatory actions in the United States and internationally; the impact of operational failure due to the unavailability or failure of third-party services on which we rely; the effect of intellectual property infringement; and other factors discussed in this quarterly report and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the "2024 Form 10-K") under the heading "Risk Factors", and otherwise identified or discussed in this quarterly report. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements, which speak only as of the date of this quarterly report. It is impossible for us to predict new events or circumstances that may arise in the future or how they may affect us. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this quarterly report. We are not including the information provided on any websites that may be referenced herein as part of, or incorporating such information by reference into, this quarterly report. In addition, forward-looking statements provide our expectations, plans or forecasts of future events and views as of the date of this quarterly report. We anticipate that subsequent events and developments may cause our assessments to change. These forward-looking statements should not be relied upon as representing our assessments as of any date subsequent to the date of this quarterly report.

Overview

The Company is a pan-European integrator of bills, payments and related solutions and services seeking to enable digital transformation of our clients. The Company serves over 2,000 clients of varying sizes and across multiple industries and geographies. We believe our business ultimately advances digital transformation, improves market-wide liquidity, and encourages sustainable business practices.

The Company's digital foundation was developed to deliver fully outsourced solutions to address current and evolving client needs. The Company hosts its products both on client premises and as a SaaS offering in the cloud. These offerings, along with several hybrid solutions are available to clients based on the client's needs and preferences. When distributing its licenses, the Company offers a flexible model, whereby clients may choose among licenses covering a maximum number of transactions, multi-year term licenses with flexible renewal options, or perpetual licenses.

The Company's primary source of revenue stems from transactions processed by its products, including bills and payments processing and constitutes the dominant part of revenue in our larger, Bills & Payments reporting segment. Other sources of revenue include the sale of recurring software licenses and professional services, perpetual software licenses, as well as hardware solutions and related maintenance and constitute our other, Technology reporting segment. The Company offers an industry-agnostic and cross-departmental suite of products, which center around finance and accounting ("**F&A**") solutions and services comprised of the XBP Platform, Request to Pay, enterprise information management, Digital Mailroom, business process management and workflow automation, and integrated communication services. The Company also offers core industry solutions for the banking and financial services sector, and has, as a consequence of the COVID-19 pandemic, rolled out a suite of Work From Anywhere ("**WFA**") applications with enterprise software for connectivity and productivity to enable remote work.

The continued success of the Company's business is driven by its people. Its operation centers are located in areas where the value proposition the Company offers is attractive relative to other local opportunities, resulting in an engaged, educated multi-lingual workforce that is able to make a meaningful global contribution from their local marketplace. As of March 31, 2025, the Company had approximately 1,500 employees (of which 145 were part-time employees) across 16 countries (14 across Europe and in Morocco as well as the U.S., where our chief executive officer and chief financial officer are located).

History

XBP Europe, Inc. was incorporated in Delaware on September 28, 2022 to facilitate the Business Combination. On November 30, 2023, following the closing of the Business Combination, it became a wholly owned subsidiary of the Company, and the Company's shares started trading on the Nasdaq Stock Market under the ticker "XBP" and its warrants started trading on the Nasdaq Stock Market under the ticker symbol "XBPEW." Together with its subsidiaries, the Company constitutes a collection of entities, which have comprised the core European business of ETI since the 1995 merger between Texas-based BancTec, Inc. and Recognition International, Inc. The Company's subsidiaries and predecessor entities have been serving clients in the European marketplace for over 45 years. In 2018, through the acquisitions of Asterion International and Drescher Full-Service Versand, ETI further expanded its geographic and client reach across Europe.

Non-Binding Letter of Intent

On March 4, 2025, the Company announced that it had entered into an exclusive, non-binding letter of intent with ETI to acquire Exela Technologies BPA, LLC ("Exela BPA"), a leading provider of business process automation solutions and subsidiary of ETI. Under the terms of the letter of intent, the Company has been granted exclusivity while the parties work in good faith to negotiate definitive agreements, complete due diligence, undertake necessary regulatory approvals, and seek any necessary approvals, including from the Company's shareholders.

The Company is continuing to work through the process; however, there can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated. Those portions of the letter of intent that describe the proposed transaction are non-binding. The Company only intends to announce additional details regarding the proposed transaction if and when a definitive agreement is executed.

Pending Divestiture

During the third quarter of 2024, certain on-demand printing operations of the Company met the criteria to be disclosed as discontinued operations in the third quarter of fiscal year 2024. See *Note 3 — Discontinued Operations* of the notes to condensed consolidated financial statements for additional information on discontinued operations.

Key Factors Affecting Company's Business

The Company believes that its performance and future success depend upon several factors that present significant opportunities for us but also pose risks and challenges discussed in our 2024 Form 10-K under the heading "*Risk Factors.*"

Our Segments

Our two reportable segments are Bills & Payments and Technology. These segments are comprised of significant strategic business units that align our products and services with how we manage our business, approach our key markets and interact with our clients based on their respective industries.

Bills and Payments: The Bills & Payments business unit primarily focuses on optimizing how bills and payments are processed by businesses of all sizes and industries. The Company offers automation of AP and AR processes and through an integrated platform, seeks to integrate buyers and suppliers across Europe. This business unit also includes our digital transformation revenue, which is both project based and recurring.

Technology: The Technology business unit primarily focuses on sales of recurring and perpetual software licenses and related maintenance, hardware solutions and related maintenance and professional services.

Key Performance Indicators

We use a variety of operational and financial measures to assess our performance. Among the measures considered by our management are the following:

 • Revenue by segment;

 • Gross profit by segment; and

 • Adjusted EBITDA (which is a non-GAAP financial measure).

Revenue by segment

We analyze our revenue by comparing actual monthly revenue to internal projections and prior periods across our operating segments in order to assess performance, identify potential areas for improvement, and determine whether segments are meeting management's expectations.

Gross profit by segment

The Company defines Gross Profit as revenue less cost of revenue (exclusive of depreciation and amortization). The Company uses Gross Profit by segment to assess financial performance at the segment level.

Non-GAAP Financial Measures

To supplement its financial data presented on a basis consistent with GAAP, this report contains certain non-GAAP financial measures, including EBITDA and Adjusted EBITDA. The Company has included these non-GAAP financial measures because they are financial measures used by management to evaluate the Company's core operating performance and trends, to make strategic decisions regarding the allocation of capital and new investments. These measures exclude certain expenses that are required under GAAP. The Company excludes these items because they are non-recurring or non-cash expenses that are determined based in part on the Company's underlying performance.

EBITDA and Adjusted EBITDA

We define EBITDA as net income (loss), plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus restructuring and related expenses, non-cash equity compensation, foreign exchange gains or losses, changes in fair value of warrant liability, and non-recurring transaction costs incurred in connection with the Business Combination.

Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations as our board of directors and management use EBITDA and Adjusted EBITDA to assess our financial performance, because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. Net income/loss is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. These non-GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following tables present a reconciliation of EBITDA and Adjusted EBITDA to our net loss from continuing operations, the most directly comparable GAAP measure, for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,	
(dollars in thousands)	2025	2024
Net loss from continuing operations	$(3,855)	$ (858)
Income tax expense	762	460
Interest expense including related party interest expense, net	1,744	1,436
Depreciation and amortization	627	807
EBITDA from continuing operations	(722)	1,846
Restructuring and related expenses[1]	667	332
Foreign exchange losses, net	(71)	752
Stock-based compensation expense[2]	3,818	—
Changes in fair value of warrant liability	2	(37)
Transaction Fees[3]	—	49
Adjusted EBITDA from continuing operations	$ 3,694	$2,942

(1) Adjustment represents costs associated with restructuring, including employee severance and vendor and lease termination costs.

(2) *See Note 15 — Stock-Based Compensation*

(3) Represents transaction costs incurred as part of the Business Combination.

The following tables present a reconciliation of EBITDA and Adjusted EBITDA to our net loss from discontinued operations, the most directly comparable GAAP measure, for the three months ended March 31, 2025 and 2024:

(dollars in thousands)	Three Months Ended March 31,	
	2025	2024
Net loss from discontinued operations, net of income taxes	$(495)	$(1,350)
Income tax expense	—	—
Interest expense, net	14	10
Depreciation and amortization	32	150
EBITDA from discontinued operations	(449)	(1,190)
Foreign exchange losses (gains), net	(359)	80
Adjusted EBITDA from discontinued operations	$(808)	$(1,110)

Key Components of Revenue and Expenses

Revenue

The Company earns revenue from transactions processed using its products and services. In addition, the Company also sells recurring and perpetual software licenses, as well as maintenance and other professional services. Licensing options are flexible and clients can purchase a license covering a maximum number of transactions, multi-year term licenses with flexible renewal options. The Company derives a majority of its revenue from transactions processing as well as from the sale of licenses and technology implementation services.

Related party revenue — Related party revenue consists of sales of the above products or services to related parties.

Costs and Expenses

Cost of revenue — Cost of revenue consists primarily of salaries and employee benefits, including performance bonuses, facility costs and cost of products.

Related party cost of revenue — Related party cost of revenue consists of the cost of the products or services purchased or acquired from related parties, plus a related party transfer pricing markup.

Selling, general and administrative expenses — Selling, general and administrative expenses consist primarily of administrative personnel and officers' salaries and benefits including performance bonuses, legal and audit expenses, insurance, operating lease expenses (mainly facilities and vehicles) and other facility costs.

Related party expenses — Related party expenses primarily consist of the shared service cost, service fee, royalties and related party management fee which was replaced by the related party service fee in connection with the Business Combination.

Depreciation and amortization — Depreciation and amortization of intangible assets expenses consist of depreciation of property and equipment and amortization of client relationship asset.

Interest expense, net — Interest expense consists of interest related to pensions, debt, and finance leases.

Related party interest expense — Related party interest expense consists of interest incurred on amounts due to related parties.

Foreign exchange losses, net — Foreign exchange losses, net is comprised of losses and gains due to foreign currency remeasurement that are netted together for reporting purposes.

Changes in fair value of warrant liability — Changes in fair value of warrant liability represents the mark-to-market fair value adjustments to the outstanding Private Warrants issued as part of the consummation of the Business Combination. The change in fair value of Private Warrants is primarily the result of the change in the underlying stock price of our stock used in the Black-Scholes option pricing model. The warrant is remeasured at the end of each subsequent reporting period.

Pension income, net — Pension income, net consists of expected return on employee benefit plan assets, amortization of prior service cost and amortization of net loss.

Income tax expense — Income taxes consist primarily of income taxes related to federal, and foreign jurisdictions in which the Company conducts its business. The Company maintains a full valuation allowance on net deferred tax assets for its U.S. federal taxes and certain foreign and state taxes as the Company has concluded that it is not more likely than not that the deferred assets will be utilized.

Results of Operations

Three months ended March 31, 2025 compared to three months ended March 31, 2024 (US dollars in thousands)

	Three months ended March 31,	
	2025	2024
Revenue:		
Bills and Payments	$26,311	$26,637
Technology	11,362	11,476
Revenue, net (including related party revenue of $0.1 million and $0.1 million, respectively)	37,673	38,113
Cost of revenue:		
Bills and Payments	21,145	22,983
Technology	5,173	5,097
Total cost of revenue (including related party cost of revenue of $0.0 million and $0.0 million, respectively, exclusive of depreciation and amortization)	26,318	28,080
Selling, general and administrative expenses (exclusive of depreciation and amortization)	10,953	6,968
Related party expense	1,562	926
Depreciation and amortization	627	808
Operating profit	(1,787)	1,331
Interest expense, net	1,721	1,417
Related party interest expense, net	23	19
Foreign exchange losses (gains), net	(71)	753
Changes in fair value of warrant liability	2	(37)
Pension income, net	(369)	(423)
Net loss before income taxes	(3,093)	(398)
Income tax expense	762	460
Net loss from continuing operations	$ (3,855)	$ (858)

For the purposes of trend analysis, constant currency refers to the prevailing rate of the US dollar against relevant currencies for the quarter ended March 31, 2024.

Revenue

For the three months ended March 31, 2025, our net revenue on a consolidated basis decreased by $0.4 million, or 1.2%, to $37.7 million (including related party revenue of $0.1 million) from $38.1 million (including related party revenue of $0.0 million) for the three months ended March 31, 2024. On a constant currency basis, net revenue increased by $0.3 million or 0.9%, offset by the negative impact of foreign currency of $0.8 million or 2.0%.

Bills & Payments and Technology segments constituted 69.8%, and 30.2%, respectively, of our total net revenue for the three months ended March 31, 2025, compared to 69.9%, and 30.1%, respectively, for the three months ended March 31, 2024. The revenue changes by reporting segment were as follows:

Bills & Payments — Net revenue attributable to bills and payments segment was $26.3 million for the three months ended March 31, 2025, compared to $26.6 million for the three months ended March 31, 2024. The revenue decline of $0.3 million or 1.2%, is primarily attributable to negative impact of foreign currency accounting, offset by the positive impact of newly won business, some of which is in early stage of ramp. On a constant currency basis, revenue increased by $0.3 million or 1.2%, offset by the negative impact of foreign currency of $0.6 million or 2.4%.

Technology — For the three months ended March 31, 2025, net revenue attributable to the Technology segment decreased by $0.1 million or 1.0%, to $11.4 million from $11.5 million for the three months ended March 31, 2024. The revenue decline in the Technology segment was largely due to the negative impact of foreign currency and lower license sales offset by higher implementation and professional services revenue. On a constant currency basis, revenue increased by $0.0 million or 0.1%, offset by the negative impact of foreign currency of $0.1 million or 1.1%.

Cost of Revenue

For the three months ended March 31, 2025, the cost of revenue decreased by $1.8 million, or 6.3%, compared to the three months ended March 31, 2024. On a constant currency basis, total cost of revenue decreased by $1.1 million or 3.9%, with the positive impact of foreign currency accounting for additional reduction of $0.7 million or 2.3%, when compared to the cost of revenue for the three months ended March 31, 2024.

In the Bills & Payments segments, the decrease was primarily attributable to improved operational leverage, reduced cost resulting from completed projects with higher levels of automation applied, and optimization efforts coupled with the positive impact of foreign currency accounting. Costs to the Bills & Payments segment decreased by $1.8 million, or 8.0%. On a constant currency basis, cost of revenue at the Bills & Payments segment declined by $1.3 million or 5.7%, and the positive impact of foreign currency accounting reduced cost of revenue by $0.5 million or 2.3%, when compared to the cost of revenue for the three months ended March 31, 2024.

The cost of revenue in the Technology segment increased by $0.1 million, or 1.5%, primarily due to the change in the revenue mix within the Technology segment as well as investment in new technology resources. On a constant currency basis, cost of revenue at the Technology segment increased by $0.2 million or 4.2%, offset by the positive impact of foreign currency accounting for $0.1 million or 2.7%.

The decrease in cost of revenues as a percent of revenue on a consolidated basis was primarily due to a change in the revenue mix, automation, and executed savings initiative. Cost of revenue for the three months ended March 31, 2025 was 69.9% of revenue compared to 73.7% of revenue for the three months ended March 31, 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("**SG&A expenses**") increased by $4.0 million, or 57.2%, to $11.0 million for the three months ended March 31, 2025, compared to $7.0 million for the three months ended March 31, 2024. The increase was primarily attributable to $3.8 million of stock-based compensation recorded in the quarter. Excluding this item, SG&A expenses of $7.1 million were $0.2 million or 2.4% higher compared to the three months ended March 31, 2024. The increase was primarily driven by increased investments in the sales team, offset by cost optimization initiatives which resulted in reduced operating lease and facility expenses. SG&A expenses increased as a percentage of revenue to 29.1% (18.9% excluding non-cash equity compensation) for the three months ended March 31, 2025 as compared to 18.3% for the three months ended March 31, 2024.

Related Party Expense

Related party expense was $1.6 million for the three months ended March 31, 2025 compared to $0.9 million for the three months ended March 31, 2024. The increase was primarily driven by the expansion of Center of Excellence (COE), which includes consolidating financial processes to strengthen the controls framework, as well as two new related party services as described in *Note 19 — Related Parties*.

Depreciation and Amortization

Total depreciation and amortization expense was $0.6 million and $0.8 million for the three months ended March 31, 2025 and 2024, respectively. The decrease in total depreciation and amortization expense by $0.2 million was primarily due to a decrease in amortization expense related to outsource contract costs during the three months ended March 31, 2025.

Interest Expense

Interest expense was $1.7 million for the three months ended March 31, 2025, compared to $1.4 million for the three months ended March 31, 2024, largely due to an increase in borrowing costs as a result of higher borrowings under the 2024 Credit Facilities and higher pension interest cost during the three months ended March 31, 2025 compared to the three months ended March 31, 2024.

Related Party Interest Expense, Net

Related party interest expense, net was $23 thousand for the three months ended March 31, 2025 compared to related party interest expense, net of $19 thousand for the three months ended March 31, 2024.

Foreign Exchange Losses (Gains), net

Foreign exchange gain was $71 thousand for the three months ended March 31, 2025 compared to foreign exchange losses of $0.8 million for the three months ended March 31, 2024, primarily due to a higher unrealized exchange gains for the three months ended March 31, 2025 compared to the three months ended March 31, 2024.

Changes in fair value of warrant liability

The change in fair value of warrant liability during the three months ended March 31, 2025 was a gain of $2 thousand. The change in fair value of warrant liability resulted from the remeasurement of the Private Warrant liability between December 31, 2024 and the end of the reporting period, March 31, 2025.

Pension Income, net

Pension income, net was $0.4 million for the three months ended March 31, 2025 compared to pension income, net of $0.4 million for the three months ended March 31, 2024.

Income Tax Expense

The Company had an income tax expense of $0.8 million for the three months ended March 31, 2025 compared to an income tax expense of $0.5 million for the three months ended March 31, 2024. The increase in the income tax expenses for the current period was primarily due to higher profitability in the U.K., the Netherlands, and Germany.

Liquidity and Capital Resources

Overview

At March 31, 2025 and December 31, 2024 cash and cash equivalents totaled $9.7 million and $12.1 million, respectively.

The Company currently expects to spend approximately $2.0 to $3.0 million on total capital expenditures and capitalizable contracts set-up cost over the next twelve months. The Company will continue to evaluate additional capital expenditure needs that may arise.

As of March 31, 2025, and in comparison to December 31, 2024, total debt increased by $0.8 million primarily due to borrowings under the 2024 Senior Credit Facilities and Revolving Credit Facilities. (See *"Indebtedness"* below).

The Company has utilized COVID-19 relief measures in various European jurisdictions, including permitted deferrals of certain payroll, social security and value added taxes. At the end of the third quarter 2024, the Company paid a significant portion of these deferred payroll taxes, social security and value added taxes. The remaining balance of deferred payroll taxes, social security and value added taxes is expected to be paid by April 2027, or later, as per deferment timeline as established by local laws and regulations.

The Company believes the current cash, cash equivalents and cash flows from financing activities are sufficient to meet the Company's working capital and capital expenditure requirements for a period of at least twelve months. To the extent existing cash, cash from operations, and amounts available for borrowing are insufficient to fund future activities, the Company may need to raise additional capital. The Company may require funding for a variety of reasons, including, but not limited to, cost overruns for reasons outside of its control and it may experience slower sales than anticipated. If the Company's current cash on hand is not sufficient to meet its financing requirements for the next twelve months, it may have to raise funds to allow it to continue to operate its business and execute on its business plan. The Company cannot be certain that funding will be available on acceptable terms or at all particularly given the amount of Company securities being offered, the terms of such securities and the potential duration of any offering. To the extent that the Company raises additional funds by issuing equity securities, its stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that may impact the Company's ability to conduct business or return capital to investors. If the Company is unable to raise additional capital on acceptable terms, it may have to significantly scale back, delay or discontinue certain businesses, restrict its operations or obtain funds by entering into agreements on unattractive terms.

Cash Flows

Our condensed consolidated statements of cash flows include cash flows related to the disposable group. Significant non-cash items and capital expenditures of discontinued operations related to our disposable group are presented separately in *Note 3 — Discontinued Operations* of the notes to condensed consolidated financial statements in this Quarterly Report.

The following table summarizes our cash flows for the periods indicated:

	Three months ended March 31,		
(dollars in thousands)	2025	2024	Change
Net cash used in operating activities	$ (929)	$(3,610)	$ 2,681
Net cash used in investing activities	(1,091)	(385)	(706)
Net cash provided by (used in) financing activities	(450)	678	(1,128)
Effect of exchange rates on cash and cash equivalents	90	(87)	177
Net increase (decrease) in cash and cash equivalents	$(2,380)	$(3,404)	$ 1,024

Analysis of Cash Flow Changes between the three months ended March 31, 2025 and 2024

Operating Activities — Net cash used in operating activities was $0.9 million for the three months ended March 31, 2025, compared to net cash used by operating activities of $3.6 million for the three months ended March 31, 2024. The decrease of $2.7 million in cash used in operating activities was largely due to higher inflows from accrued expenses and other liabilities, partially offset by higher outflows from accounts receivable.

Investing Activities — Net cash used in investing activities was $1.1 million for the three months ended March 31, 2025, compared to net cash used in investing activities of $0.4 million for the three months ended March 31, 2024.

The increase of $0.7 million in cash used in investing activities was primarily due to higher additions of property, plant and equipment during the three months ended March 31, 2025.

Financing Activities — Net cash used in financing activities was $0.4 million for the three months ended March 31, 2025, compared to net cash provided by financing activities of $0.7 million for the three months ended March 31, 2024. The increase of $1.1 million in net cash used in financing activities for the three months ended March 31, 2025 was primarily due to higher principal payments on the 2024 Senior Credit Facilities and 2024 Term Loan Facilities.

Indebtedness

Secured Borrowing Facility

On September 15, 2023, the relevant entities entered into an amendment to the Secured Borrowing Facility (the "**Amended Factoring Agreement**") to convert the existing arrangement into a non-recourse factoring program wherein an unrelated third party (the "**Factor**") shall provide financing to certain subsidiaries of the Company by purchase of certain approved and partially approved accounts receivables (as defined in the Amended Factoring Agreement) up to a maximum amount of €15.0 million while assuming the risk of non-payment on the purchased accounts receivables up to the level of approval. The relevant entities shall have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities and, once sold, the accounts receivable shall no longer be available to satisfy creditors of the relevant entities.

The Company accounted for the transactions under the Amended Factoring Agreement as a sale under ASC 860, *Transfers and Servicing*, and treats it as an off-balance sheet arrangement. Net funds received from the transfers reflect the face value of the account less a fee, which is recorded as an increase to cash and a reduction to accounts receivable outstanding in the condensed consolidated balance sheets. The Company reports the cash flows attributable to the sale of account receivables to the Factor and the cash receipts from collections made on behalf of and paid to the Factor under the Amended Factoring Agreement, on a net basis as trade accounts receivables in cash flows from operating activities in the Company's condensed consolidated statements of cash flows.

As of March 31, 2025, the Company's outstanding factored accounts receivable amounted to approximately $10.1 million pursuant to the Amended Factoring Agreement, representing the face value of the invoices. The Company recognizes factoring costs upon disbursement of funds. The Company incurred a loss on sale of accounts receivables including expenses pursuant to the Amended Factoring Agreement totaling approximately $0.2 million for the three months ended March 31, 2025 which is presented in selling, general and administrative expenses (exclusive of depreciation and amortization) on the condensed combined and consolidated statements of operations and comprehensive loss.

2024 Facilities Agreement

In June 2024, XBP Europe, Inc. a wholly-owned subsidiary of the Company, together with certain other subsidiaries (the "**XBP Group**"), entered into a Facilities Agreement (the "**2024 Facilities Agreement**") with HSBC UK Bank plc ("**HSBC**") for a £15.0 million and €10.5 million Secured Credit Facility consisting of (i) a single draw, secured Term Loan A facility in an aggregate principal amount of £3.0 million (the "**2024 Term Loan A Facility**"), (ii) a single draw, secured Term Loan B facility in an aggregate principal amount of €10.5 million (the "**2024 Term Loan B Facility**", collectively with the 2024 Term Loan A Facility, the "**2024 Term Loan Facilities**") and (iii) a multi-draw, multi-currency secured revolving credit facility in an aggregate principal amount of £12.0 million (the "**2024 Revolving Credit Facility**"), and, together with the 2024 Term Loan Facilities, (the "**2024 Senior Credit Facilities**"). The 2024 Term Loan Facilities mature on June 26, 2028 and the 2024 Revolving Credit Facility matures on June 26, 2027, with certain extension rights at the discretion of HSBC. An additional £14.0 million of credit under the 2024 Revolving Credit Facility may be made available at HSBC's discretion for specific purposes as per the 2024 Facilities Agreement.

The Company used the 2024 Term Loan Facilities to repay in full all outstanding indebtedness under the 2019 Credit Agreement, 2020 Credit Agreement and 2022 Committed Facility Agreement. The Company incurred $1.5 million in debt issuance costs related to the 2024 Facilities Agreement.

The 2024 Facilities Agreement contains financial covenants including, but not limited to, (i) requiring the maintenance of a consolidated total leverage ratio of not greater than 2.50 to 1.00 (with step-downs to

(a) 2.25 to 1.00 starting January 1, 2025 and (b) 2.00 to 1.00 starting January 1, 2026); (ii) a cash flow coverage ratio of at least 1.10:1.00; and (iii) a consolidated interest coverage ratio of not less than 4.00 to 1.00.

The 2024 Facilities Agreement and indenture governing the 2024 Secured Credit Facilities contains certain affirmative and negative covenants limiting on the ability of the XBP Group to effect mergers and change of control events as well as certain other limitations, including limitations on (i) incurrence of additional indebtedness or liens, (ii) dispositions of assets, (iii) substantial changes of the general nature of the business, (iv) entering into restrictive agreements, (v) making certain investments, loans, advances, guarantees and acquisitions, (vi) prepaying certain indebtedness, (vii) the declaration and payment of dividends or other restricted payments, (viii) engaging in transactions with affiliates, or (ix) amending certain material documents.

Except as otherwise provided by applicable law, all obligations under the 2024 Facilities Agreement are jointly and severally unconditionally guaranteed by each member of the XBP Group.

Borrowings under the 2024 Term Loan A Facility, the 2024 Term Loan B Facility and 2024 Revolving Credit Facility bear interest at a rate per annum equal to the SONIA plus the applicable margin of 3.25%, Euro Interbank Offered Rate ("**EURIBOR**") plus the applicable margin of 3.25% and Reference Rate plus the applicable margin of 3.25%, respectively. "Reference Rate" for any period means (i) Secured Overnight Financing Rate ("**SOFR**") for funds extended in U.S. Dollars; (ii) the EURIBOR, for funds extended in Euros; (iii) the SONIA, for funds extended in Pounds Sterling; and the Stockholm Interbank Offered Rate ("**STIBOR**") for funds extended in Swedish Krona.

As of March 31, 2025, the outstanding balance of the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility was approximately $3.3 million, $9.7 million, and $15.4 million, respectively. As of December 31, 2024, the outstanding balance of the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility was approximately $3.4 million, $9.8 million, and $14.7 million, respectively.

As of March 31, 2025 and December 31 2024, the Revolving Working Capital Loan Facility had an outstanding balance of $2.6 million, and $2.2 million, respectively.

During the three months ended March 31, 2025, the Company repaid $0.2 million and $0.6 million of outstanding principal amount under the 2024 Term Loan A Facility and 2024 Term Loan B Facility, respectively.

The outstanding principal amount of the 2024 Term Loan A Facility shall be repaid in fifteen (15) equal quarterly installments of £150 thousands commencing Sept 30, 2024, with the remaining outstanding principal amount of £750k payable at maturity along with accrued and unpaid interest. The outstanding principal amount of the 2024 Term Loan B Facility shall be repaid in fifteen (15) equal quarterly installments of €525 thousands commencing Sept 30, 2024, with the remaining outstanding principal amount of €2.6 million payable at maturity along with accrued and unpaid interest

The Company may, at any time, prepay the principal of the 2024 Senior Credit Facilities. Each prepayment shall be accompanied by the payment of accrued interest, without any premium or penalty. However, the Company is limited to a maximum of four voluntary prepayments of the 2024 Revolving Credit Facility within any consecutive twelve-month period.

As of March 31, 2025, the XBP Group was in compliance with all affirmative and negative covenants under the 2024 Facilities Agreement, including any financial covenants, pertaining to its financing arrangements.

Changes to Covenant Ratios and Compliance

The Company is not aware of any changes in the required covenant ratio under the 2024 Senior Credit Facilities at future compliance dates. The Company continually monitors its compliance with the covenants. The Company believes it will remain in compliance with all such covenants for the next 12 months based on the expected future performance; however, due to the inherent uncertainty, management's estimates of the achievement of its financial covenants may change in the future. The Company believes there are multiple mechanisms available to the Company in case of non-compliance with the provisions of any of its debt covenants, which would ensure ongoing sufficient liquidity for the Company, including but not limited to, entering into bona fide negotiations with its lenders to amend the existing facilities as appropriate, refinancing existing credit facilities with alternative providers of capital or curing any potential breaches.

Restructuring Activities

In the fourth quarter of 2023, the Company's management approved a restructuring plan to realign the Company's business and strategic priorities by rightsizing its workforce in certain regions. Costs and liabilities associated with management-approved restructuring activities are recognized when they are incurred. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations for the year ended December 31, 2023 and related liabilities are recorded within accrued compensation and benefits on the consolidated balance sheets as of December 31, 2023. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.

Potential Future Transactions

We may, from time to time, explore and evaluate possible strategic transactions, which may include joint ventures, as well as business combinations or the acquisition or disposition of assets. In order to pursue certain of these opportunities, additional funds will likely be required. Subject to applicable contractual restrictions, to obtain such financing, we may seek to use cash on hand, or we may seek to raise additional debt or equity financing through private placements or through underwritten offerings. There can be no assurance that we will enter into additional strategic transactions or alliances, nor do we know if we will be able to obtain the necessary financing for transactions that require additional funds on favorable terms, if at all. In addition, pursuant to the Registration Rights Agreement that we entered into in connection with the closing of the Business Combination, certain of our stockholders have the right to demand underwritten offerings of our Common Stock. We may from time to time in the future explore, with certain of those stockholders the possibility of an underwritten public offering of our Common Stock held by those stockholders. There can be no assurance as to whether or when an offering may be commenced or completed, or as to the actual size or terms of the offering.

Critical Accounting Estimates

The preparation of financial statements requires the use of judgments and estimates. The critical accounting policies provide a better understanding of how the Company develops its assumptions and judgments about future events and related estimations and how they can impact the Company's financial statements. A critical accounting estimate is one that requires subjective or complex estimates and assessments and is fundamental to the Company's results of operations. The Company bases its estimates on historical experience and on various other assumptions it believes to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company believes the current assumptions, judgments and estimates used to determine amounts reflected in the condensed consolidated financial statements are appropriate; however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with the Company's condensed consolidated financial statements and related notes included elsewhere in this report. This discussion and analysis should be read in conjunction with the Company's financial statements and related notes included elsewhere in this report. Refer to "Critical Accounting Estimates" contained in Part II, Item 7 of our 2024 Form 10-K for a complete discussion of critical accounting estimates. There have been no material changes to 2024 Form 10-K.

Emerging Growth Company Status

The Jumpstart our Business Startups Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

The Company is an "emerging growth company" as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare the Company's financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Combined and Consolidated Annual Report, 2024 and 2023

Exela Technologies BPA, LLC, Subsidiaries and Affiliated Companies

ITEM A.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with a review of our December 31, 2024 combined and consolidated financial statements included elsewhere in this report. Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may be deemed to be forward-looking statements.

Overview

Unless the context requires otherwise, the use of the terms "BPA," "Company," "we," "us," "our" or "ours" in these Management's Discussion and Analysis of Financial Condition and Results of Operations refer to Exela Technologies BPA, LLC, a Delaware limited liability company formed on June 7, 2017, along with its subsidiaries and affiliates. On March 3, 2025, BPA and its USA and Canada domiciled subsidiaries and affiliates other than certain bankruptcy remote entities commenced voluntary cases under chapter 11 of title 11 of the United States Code §§ 101-1532 in the United States Bankruptcy Court for the Southern District of Texas. The Chapter 11 Cases are being jointly administered under the caption In re DocuData Solutions, L.C., Case No. 25-90023 (CML).

We are a global provider of transaction processing solutions, enterprise information management, document management and digital business process services. Our technology-enabled solutions allow global organizations to address critical challenges resulting from the massive amounts of data obtained and created through their daily operations. Our solutions address the life cycle of transaction processing and enterprise information management, from enabling payment gateways and data exchanges across multiple systems, to matching inputs against contracts and handling exceptions, to ultimately depositing payments and distributing communications. We believe our process expertise, information technology capabilities and operational insights enable our customers' organizations to more efficiently and effectively execute transactions, make decisions, drive revenue and profitability, and communicate critical information to their employees, customers, partners, and vendors.

Our Segments

Our three reportable segments are Information & Transaction Processing Solutions ("ITPS"), Healthcare Solutions ("HS"), and Legal & Loss Prevention Services ("LLPS"). These segments are comprised of significant strategic business units that align our Transaction Processing Solutions (TPS) and Enterprise Information Management (EIM) products and services with how we manage our business, approach our key markets and interact with our customers based on their respective industries.

ITPS: Our largest segment, ITPS, provides a wide range of solutions and services designed to aid businesses in information capture, processing, decisioning and distribution to customers primarily in the financial services, commercial, public sector and legal industries. Our major customers include many leading banks, insurance companies, and utilities, as well as hundreds of federal, state and government entities. Our ITPS offerings enable companies to increase availability of working capital, reduce turnaround times for application processes, increase regulatory compliance and enhance consumer engagement.

HS: HS operates and maintains an outsourcing business specializing in both the healthcare provider and payer markets. We serve the top healthcare insurance payers and hundreds of healthcare providers.

LLPS: Our LLPS segment provides a broad array of support services in connection with class action settlement administration, claims adjudication, labor, employment and other legal matters. Our customer base consists of corporate counsel, government attorneys, and law firms.

Revenues

ITPS revenues are primarily generated from a transaction-based pricing model for the various types of volumes processed, licensing and maintenance fees for technology sales, and a mix of fixed management fee

F-112

and transactional revenue for document logistics and location services. HS revenues are primarily generated from a transaction-based pricing model for the various types of volumes processed for healthcare payers and providers. LLPS revenues are primarily based on time and materials pricing as well as through transactional services priced on a per item basis.

Key Performance Indicators

We use a variety of operational and financial measures to assess our performance. Among the measures considered by our management are the following:

- Revenue by segment;
- EBITDA; and
- Adjusted EBITDA.

Revenue by segment

We analyze our revenue by comparing actual monthly revenue to internal projections and prior periods across our operating segments in order to assess performance, identify potential areas for improvement, and determine whether segments are meeting management's expectations.

EBITDA and Adjusted EBITDA

We view EBITDA and Adjusted EBITDA as important indicators of performance of our consolidated operations. We define EBITDA as net loss, plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus transaction and integration costs; non-cash equity compensation, (gain) or loss from sale or disposal of assets or business, non-recurring charges and impairment charges; and other infrequent, or unusual costs and expenses. See "— Other Financial Information (Non-GAAP Financial Measures)" for more information and a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Results of Operations

The following table sets forth our results of operation data for the year ended December 31, 2024 compared to the year ended December 31, 2023.

	Year Ended December 31,	
	2024	2023
Revenue:		
ITPS	$ 546,369	$ 571,520
HS	243,146	251,380
LLPS	83,175	80,426
Total revenue (including related party revenue of $5.6 million and $5.8 million, respectively)	872,690	903,326
Cost of revenue (exclusive of depreciation and amortization):		
ITPS	461,643	477,427
HS	173,391	185,796
LLPS	52,141	48,306
Total cost of revenues (including related party cost of revenue of $3.3 million and $2.2 million, respectively, exclusive of depreciation and amortization)	687,175	711,529
Selling, general and administrative expenses (exclusive of depreciation and amortization)	124,440	114,060

| | Year Ended December 31, | |
	2024	**2023**
Depreciation and amortization	50,307	56,578
Impairment of goodwill	108,489	—
Related party expense	7,720	9,466
Operating (loss) profit	(105,441)	11,693
Interest expense, net	101,939	154,601
Debt modification and extinguishment costs (gain), net	363	—
Sundry expense (income), net	(2,087)	380
Other income, net	(515)	(1,337)
Net loss before income taxes	(205,141)	(141,951)
Income tax expense	(10,009)	(11,261)
Net loss	$(215,150)	$(153,212)

Revenue

For the year ended December 31, 2024, our revenue on a consolidated basis decreased by $30.6 million, or 3.42%, to $872.7 million from $903.3 million for the year ended December 31, 2023. We experienced revenue declines in our ITPS segment of $25.1 million and HS segment of $8.2 million while revenue increased in our LLPS segment by $2.7 million. Our ITPS, HS, and LLPS segments constituted 62.6%, 27.9%, and 9.5% of total revenue, respectively, for the year ended December 31, 2024, compared to 63.3%, 27.8%, and 8.9%, respectively, for the year ended December 31, 2023. The revenue changes by reporting segment were as follows:

ITPS — Revenue attributable to our ITPS segment was $546.4 million for the year ended December 31, 2024 compared to $571.5 million for the year ended December 31, 2023. The majority of this revenue decline is attributable to certain clients exiting or not renewing their contracts. Additionally, revenue can fluctuate year to year based on the number or amount of non-recurring contracts entered into with customers. In June 2023, we sold our high-speed scanner business and this resulted in $5.5 million lower revenue in the current fiscal compared to the year ended December 31, 2023. The impact in revenue is also linked to market conditions including customer buying behavior, emerging technologies and market disruptors.

HS — For the year ended December 31, 2024, revenue attributable to our HS segment decreased by $8.2 million, or 3.3%, to $243.2 million from $251.4 million for the year ended December 31, 2023. The decrease in revenue was primarily due to certain clients exiting or not renewing their contracts. Additionally, revenue can fluctuate year to year based on the number or amount of non-recurring contracts entered into with customers.

LLPS — Revenue attributable to our LLPS segment was $83.2 million for the year ended December 31, 2024 compared to $80.4 million for the year ended December 31, 2023. The increase in revenue by $2.7 million, or 3.4%, is primarily due to an increase in project based engagements in legal claims administration services.

Cost of Revenue

For the year ended December 31, 2024, our cost of revenue decreased by $24.4 million, or 3.4% compared to the year ended December 31, 2023. Costs in our ITPS segment decreased by $15.8 million, or 3.3%, primarily attributable to the corresponding decline in revenues. HS segment costs decreased by $12.4 million, or 6.7% primarily due to decrease in employee-related cost. LLPS segment cost of revenue increased by $3.8 million, or 7.9% primarily due to corresponding increase in revenue mix and employee related costs.

The decrease in cost of revenues on a consolidated basis was primarily due to a decrease in employee-related costs of $52.6 million, lower infrastructure and maintenance costs of $10.7 million, offset by higher travel costs of $0.2 million, pass through cost of $30.6 million and higher other operating costs of $8.1 million which primarily include supplies, cost of products, service expenses.

Cost of revenue for the year ended December 31, 2024 was 78.7% of revenue compared to the 78.8% of revenue for the comparable same period in the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A expenses") increased by $10.4 million, or 9.1%, to $124.4 million for the year ended December 31, 2024, compared to $114.1 million for the year ended December 31, 2023. The increase in our SG&A expenses was primarily attributable to higher infrastructure, maintenance and operating costs of $1.9 million, higher travel cost by $0.7 million, profit on sale of our high speed scanner business of $7.2 million recognized in September 2023, higher provision for credit losses by $11.4 million, $3.7 million due to lower insurance recoveries ($6.7 million in year 2024 compare to $10.4 million in year 2023) and higher other SG&A expenses by $2.3 million partially offset by lower employee related costs by $3.8 million, and lower legal and professional fees of $13.0 million. SG&A expenses increased as a percentage of revenues to 14.3% for the year ended December 31, 2024 as compared to 12.6% for the year ended December 31, 2023.

Depreciation & Amortization

Total depreciation and amortization expense was $50.3 million and $56.6 million for the years ended December 31, 2024 and 2023, respectively. The decrease in total depreciation and amortization expense by $6.3 million was primarily due to a reduction in depreciation expense as a result of the expiration of the lives of assets acquired in prior periods and decrease in intangibles amortization expense due to end of useful lives for certain intangible assets during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Impairment of Goodwill and Other Intangible Assets

Impairment of goodwill and other intangible assets for the year ended December 31, 2024 was $108.5 million pertaining to impairment of goodwill. There was no impairment of goodwill and other intangible assets for the year ended December 31, 2023.

Related Party Expenses

Related party expense was $11.0 million for the year ended December 31, 2024 compared to $11.7 million for the year ended December 31, 2023. The decrease in related party expenses is on account of decrease in our cloud solution consumption.

Interest Expense

Interest expense was $101.9 million for the year ended December 31, 2024 compared to $154.6 million for the year ended December 31, 2023. The decrease in interest expenses by $52.7 million was primarily due to amortization of debt exchange premium and reduction in interest costs due to exchange of July 2026 Notes for April 2026 Notes during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Debt Modification and Extinguishment Costs (Gain), net

Debt modification and extinguishment costs were $0.3 million for the year ended December 31, 2024. There was no Debt modification and extinguishment costs / (gain) for the year ended December 31, 2023.

During the year ended December 31, 2024, the Company repurchased $6.0 million principal amount of the Second Lien Note for a net cash consideration of $6.0 million. The loss on early extinguishment of debt during the year ended December 31, 2024 totaled $0.4 million and is inclusive of $0.4 million write off of debt issuance costs.

Sundry Expense (Income), net

Sundry Income, net was $2.1 million for the year ended December 31, 2024 compared to sundry expense, net of $0.4 million for the year ended December 31, 2023. The change over the prior year period is primarily attributable to exchange rate fluctuations on foreign currency transactions.

Other Expense (Income), net

Other Income, net was $0.5 million for the year ended December 31, 2024 compared to other income, net of $1.3 million for the year ended December 31, 2023.

Income Tax Expense

We had an income tax expense of $10.0 million for the year ended December 31, 2024 compared to income tax expense of $11.3 million for the year ended December 31, 2023. The decrease in tax expense from the prior year was largely due to reduction in tax expense in our share-service centers partially offset by an increase in US tax due to loss of tax attributes in 2024. The tax expense for the year ended December 31, 2024 is increased as compared to the year ended December 31, 2023. Our estimated annual effective tax rate of (4.9)% for the year ended December 31, 2024 differed from the expected U.S. statutory tax rate of 21.0% and was primarily impacted by permanent tax adjustments, state and local current expense, foreign operations, remeasurement of existing uncertain tax positions in Canada and Germany and valuation allowances, including valuation allowances on a portion of our deferred tax assets on U.S. disallowed interest expense carryforwards under the provisions of the TCJA.

Other Financial Information (Non-GAAP Financial Measures)

We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net (loss) income, plus income tax expenses, interest expense, net and depreciation and amortization.

We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations as our Board and management use EBITDA and Adjusted EBITDA to assess our financial performance, because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. Net loss is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. These non-GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following tables present a reconciliation of EBITDA and Adjusted EBITDA to our net loss, the most directly comparable GAAP measure, for the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	**2023**
Net Loss	$(215,150)	$(153,212)
Income tax expense	10,009	11,261
Interest expense, net	101,939	154,601
Depreciation and amortization	50,307	56,578
EBITDA	(52,895)	69,228
Transaction and integration costs[1]	608	6,172
Non-cash equity compensation[2]	1,598	115
Other charges including non-cash[3]	(7,085)	(12,991)
Loss/(gain) on sale of assets[4]	(96)	752
Loss/(gain) on business disposals[5]	—	(7,223)
Debt modification and extinguishment costs (gain), net	363	—
Exit costs related to China operations	—	1,850
Impairment of goodwill	108,489	—
Adjusted EBITDA	$ 50,982	$ 57,903

(1) Represents non-recurring legal, consulting and other fees and expenses incurred in connection with acquisitions, dispositions, debt-exchanges and other extraordinary transactions and events during the applicable period.

(2) Represents the non-cash charges related to stock-based compensation.

(3) Represents network outage event related costs and related insurance recoveries, legal settlement costs for class action.

(4) Represents a loss/(gain) recognized on the disposal of property, plant, and equipment and other assets.

(5) Represents a loss/(gain) recognized on the sale of high-speed scanner business in the second quarter of 2023.

Liquidity and Capital Resources

Overview

Under ASC Subtopic 205-40, *Presentation of Financial Statements — Going Concern* ("ASC 205-40"), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The following conditions raised substantial doubt about our ability to continue as a going concern: a history of net losses, working capital deficits, accumulated deficit and filing of Chapter 11 bankruptcy cases. Going concern matters are more fully discussed in Note 1, *Description of the Business*.

Liquidity is the availability of adequate amounts of cash within an enterprise to meet its needs for cash requirements. At December 31, 2024, cash, restricted cash, and cash equivalents totaled $64.1 million, including restricted cash of $52.4 million. As of December 31, 2024, our working capital deficit (excluding current portion of long-term debt) amounted to $232.3 million, an increase of $46.0 million as compared to working capital deficit of $186.3 million as of December 31, 2023. This increase in working capital deficit is primarily a result of reduction in accounts receivable balances and increase in liability for accrued compensation and benefits.

In the ordinary course of business, we enter into contracts and commitments that obligate us to make payments in the future. These obligations include borrowings, interest obligations, purchase commitments, operating and finance lease commitments, employee benefit payments and taxes. See Note 11 — *Long-Term Debt and Credit Facilities* and Note 13 — *Commitments and Contingencies,* to our combined and consolidated financial statements herein for further information on material cash requirements from known contractual and other obligations.

We plan to spend approximately 1.5% of total revenue on total capital expenditures over the next twelve months. Our business model has evolved to leverage cloud hosted platforms. This has reduced our capital expenditures and increased our operating expenses. This is the primary driver of changes in our capital expenditures when compared with historical periods. Our future cash requirements will depend on many factors, including our rate of revenue growth, our investments in strategic initiatives, applications or technologies, operation centers and acquisition of complementary businesses, which may require the use of significant cash resources and/or additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all which may adversely impact our business, operating results and financial condition.

On March 3, 2025, the Debtors commenced voluntary cases (collectively, the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code §§ 101-1532 in the Bankruptcy Court. On April 16, 2025 the Company entered into a Plan Support Agreement (as amended, and as may be amended, modified, or supplemented, the "Plan Support Agreement") with an ad hoc group of holders of the Debtors' 11.5% secured notes due 2026 (the "Ad Hoc Group"), Exela Technologies, Inc. ("Exela" or "Parent"), certain non-Debtor subsidiaries of Exela (together with Exela, the "Consenting Exela Entities"), and the other parties thereto. The Plan Support Agreement incorporates the terms of a global and comprehensive settlement reached in the Company's Chapter 11 Cases among the Debtors, the Ad Hoc Group, the Consenting Exela Entities, and the Official Committee of Unsecured Creditors. The Plan Support Agreement contained a term sheet for a plan of reorganization, which the Company filed on May 7, 2025 (the "Plan"). The Plan provides for the equitization or exchange of all allowed July 2026 Notes Claims and allowed April 2026 Notes Claims (collectively, "Allowed Notes Claims") through a series of steps resulting in the Holders of Allowed Notes Claims receiving their Pro Rata Shares of a portion of the equity of the Debtors' publicly-traded affiliate, XBP Europe Holdings, Inc. ("XBP").

In connection with these Chapter 11 Cases, Exela Finance, Inc. and Exela Intermediate LLC and the guarantors party thereto entered into a debtor-in-possession ("DIP") financing agreement totaling $185.0 million. The DIP facility consists of a total of $80.0 million in new money loans (the "DIP New Money Loans") and $105.0 million in "rolled-up" prepetition notes (the "DIP Roll-up Loans", together with the DIP New Money Loan, the "DIP Facility"). The DIP Facility is critical for Debtor's operations during the Chapter 11 proceedings and its restructuring process. As collateral, the Debtors granted security interests and liens to Ankura Trust Company, LLC, for the benefit of the lenders, with the liens being senior to the prepetition financing agreements, subject to certain limited exceptions. The DIP Facility loans are due for repayment on the final maturity date being the earliest of August 1, 2025, substantial consummation of a reorganization plan, or other specified events. Interest rates on the loans are 12.00% per annum for New Money Loans and 11.50% per annum for Roll-Up Loans, with interest capitalized monthly on a paid-in-kind (PIK) basis. Prepayment of the loans is allowed at any time with 5 business days' notice, and mandatory prepayments are required in the event of certain transactions, such as asset sales or debt issuances. As of July 1, 2025, BPA has borrowed $80.0 million in the DIP New Money Loans and pursuant to that converted $105.0 million of prepetition notes in the DIP Roll-up Loans.

On the Effective Date of the Plan, the Reorganized Debtors will enter into the Exit Facility (as defined in the Plan Support Agreement) on the terms set forth in the Plan Term Sheet and Exit Facility Documents (each as defined in the Plan Support Agreement), pursuant to which all DIP Obligations shall be converted into Rollover Exit Notes on a cashless basis, except as otherwise provided for a portion of the Sub-Group DIP Lenders' DIP Obligations, as detailed in the Plan. On the Effective Date of the Plan, the Reorganized Debtors will also enter into a supplemental exit facility to replace or refinance the Debtors' prepetition Senior Secured Term Loan dated as of July 11, 2023 (as described under Note 11, Long-Term Debt and Credit Facilities), with either (a) the New Blue Torch Facility or (b) the Gates Exit Facility; provided that if the Debtors enter into the Gates Exit Facility, the Senior Secured Term Loan, including any related guarantees, will be repaid with the proceeds of the Gates Exit Facility. On the Effective Date of the Plan, XBP will provide the XBP Funding in an amount of $18.0 million; in the event the XBP Funding fails to become committed by the deadline for objections established by the Court to confirmation of the Plan or fails to occur on or prior to the Effective Date, and if the Consenting Exela Parties do not instead provide XBP Alternative

Funding in the same amount, the Consenting Exela Parties' equity will be reduced as described in the Plan and Disclosure Statement. On the Effective Date, the Consenting Exela Parties shall be bound by a commitment to pay (a) the first $15.0 million of Transaction Tax Liability and (b) any Transaction Tax Liability in excess of $25.0 million, with any amounts of the Transaction Tax Liability between $15.0 million and $25.0 million the obligation of the Reorganized Debtors. The Reorganized Debtors will continue or replace their existing securitization programs.

The Bankruptcy Court held a hearing on June 23, 2025 to consider final approval of the disclosure statement and confirmation of the Plan. After the conclusion of the hearing, the Bankruptcy Court approved the disclosure statement and confirmed the Plan and entered the confirmation order. Under the terms of the Plan Support Agreement, the Company has a milestone of fourteen (14) days after the Bankruptcy Court confirms the Plan to emerge from Chapter 11.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Year Ended December 31,	
	2024	2023
Net cash provided by (used in) operating activities	$23,267	$(10,023)
Net cash (used in) provided by investing activities	(6,488)	22,741
Net cash (used in) provided by financing activities	(2,756)	7,183
Subtotal	14,023	19,901
Effect of exchange rates on cash, restricted cash and cash equivalents	(3,451)	20
Net increase in cash, restricted cash and cash equivalents	$10,572	$ 19,921

Analysis of Cash Flow Changes between the years ended December 31, 2024 and December 31, 2023

Operating Activities — Net cash provided by operating activities is $23.3 million for the year ended December 31, 2024, compared to net cash used in operating activities of $10.0 million for the year ended December 31, 2023. An increase of $33.3 million in cash provided by operating activities is on account of decrease in interest expense and improved working capital management partially offset by an increase in the SG&A expenses.

Investing Activities — Net cash used in investing activities is $6.5 million for the year ended December 31, 2024, compared to cash provided by investing activities of $22.7 million for the year ended December 31, 2023. The decrease of $29.2 million for the year ended December 31, 2024 was primarily due to $29.8 million of net cash proceeds from the sale of the high-speed scanner business in 2023.

Financing Activities — Net cash used in financing activities was $2.8 million for the year ended December 31, 2024. This was primarily due to $59.3 million in net borrowings under the BR Exar AR Facility, and $14.8 million in proceeds from other loans. These inflows were offset by $52.3 million in repayments under the BR Exar AR Facility, $6.0 million repayments on Second Lien Note, $11.5 million in principal repayments on BRCC Revolver and other loans, and $6.6 million of principal repayments on finance lease obligations.

Net cash provided by financing activities was $7.2 million for the year ended December 31, 2023. This was primarily due to $42.5 million in borrowings under the BR Exar AR Facility, $13.9 million of net cash received from Exela, $40.0 million of proceeds from Senior Secured Term Loan, $31.5 million of proceeds from Second Lien Note and $8.3 million of proceeds from other loans. These inflows were offset by $42.5 million in repayments under the BR Exar AR Facility, $3.8 million of principal repayments on finance lease obligations, $74.2 million in principal repayments on Senior Secured Term Loan, BRCC Revolver and other loans and $8.5 million paid as debt issuance costs.

Indebtedness

The following is a description of the Company's key indebtedness.

July 2026 Notes

As of December 31, 2024, there was outstanding $24.0 million aggregate principal amount of 11.5% First-Priority Senior Secured Notes scheduled to mature July 15, 2026 (the "July 2026 Notes") issued by Exela Intermediate LLC and Exela Finance Inc. (together, the "Issuers"), wholly-owned subsidiaries of the Company. The July 2026 Notes are guaranteed by nearly all U.S. subsidiaries of Exela Intermediate LLC. The July 2026 Notes bear interest at a rate of 11.5% per year. The Company is required to pay interest on the July 2026 Notes on January 15 and July 15 of each year, and commenced making such interest payments on July 15, 2022. The Issuers may redeem the July 2026 Notes in whole or in part from time to time, at a redemption price of 100%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

Senior Secured April 2026 Notes

On July 11, 2023, the Issuers, certain guarantors and U.S. Bank Trust Company, National Association, as trustee, entered into an indenture (the "April 2026 Notes Indenture") governing the 11.5% First-Priority Senior Secured Notes scheduled to mature April 15, 2026 (the "April 2026 Notes"), and the Issuers issued approximately $1,017.0 million aggregate principal amount of the April 2026 Notes as consideration for the exchange of $1,271.2 million aggregate principal amount of the Issuers' existing July 2026 Notes pursuant to a public exchange offer (the "2023 Exchange"), which was equivalent to issuing $800 of the April 2026 Notes per $1,000 principal amount of the existing July 2026 Notes. In addition, on July 11, 2023, the Issuers issued approximately $65.1 million aggregate principal amount of the April 2026 Notes in exchange of other indebtedness.

Interest on the April 2026 Notes accrued at 11.5% per annum and was paid semi-annually, in arrears, on January 15 and July 15 of each year, beginning July 15, 2023. Interest was payable in cash or in kind by issuing additional April 2026 Notes (or increasing the principal amount of the outstanding April 2026 Notes) ("PIK Interest") as described below: (A) for the July 15, 2023 interest payment date, such interest was paid in kind as PIK Interest, (B) for each interest payment date from and including the January 15, 2024 interest payment date through and including the July 15, 2024 interest payment date, such interest should have been paid in cash in an amount equal to (i) 50% of such interest plus (ii) an amount not to exceed an amount that, pro forma for such payment, would leave the issuers with Unrestricted Cash (as defined in the April 2026 Notes Indenture) of at least $15.0 million, with the remaining interest paid in kind as PIK Interest, and (C) for interest payment dates falling on or after January 15, 2025, such interest should have been be paid in cash.

On July 15, 2023, the Company issued $62.2 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest that would otherwise have been due to holders of the July 2026 Notes that participated in the Public Exchange on July 15, 2023. On January 15, 2024, the Company issued $42.5 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest due on January 15, 2024 in respect of the April 2026 Notes. On July 15, 2024, the Company issued $44.2 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest due on July 15, 2024 in respect of the April 2026 Notes and $1,231.1 million aggregate principal amount of the April 2026 Notes remained outstanding as of December 31, 2024.

The Issuers' obligations under the April 2026 Notes and the April 2026 Notes Indenture are irrevocably and unconditionally guaranteed, jointly and severally, by the same guarantors (the "Guarantors") that guarantee the July 2026 Notes (other than certain guarantors that have ceased to have operations or assets) and by certain of the Issuers' other affiliates (the "Affiliated Guarantors"). The April 2026 Notes and the related guarantees are first-priority senior secured obligations of the Issuers, the Guarantors and Affiliated Guarantors.

The issuers may redeem the April 2026 Notes at their option, in whole at any time or in part from time to time, at a redemption price of 100%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. In addition, the April 2026 Notes will be mandatorily redeemable in part upon the sale of certain assets that constitute additional credit support.

The April 2026 Notes Indenture contains covenants that limit the Issuers' and the Affiliated Guarantors and their respective subsidiaries' ability to, among other things, (i) incur or guarantee additional indebtedness,

(ii) pay dividends or distributions on, or redeem or repurchase, capital stock and make other restricted payments, (iii) make investments, (iv) consummate certain asset sales, (v) engage in certain transactions with affiliates, (vi) grant or assume certain liens and (vii) consolidate, merge or transfer all or substantially all of their assets. These covenants are subject to a number of important limitations and exceptions. In addition, upon the occurrence of specified change of control events, the Issuers must offer to repurchase the April 2026 Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. The April 2026 Notes Indenture also provides for events of default, which, required the principal, premium, if any, interest and any other monetary obligations on all of the then outstanding April 2026 Notes to be due and payable immediately when the Company defaulted on the interest payment due on January 15, 2025.

The Company was not able to pay interest payments due in 2025, as extended, which led to a default on the April 2026 Notes and contributed to the Company's bankruptcy proceedings. As a result of the default and bankruptcy, and the cross-default provisions, the majority of the debt has been reflected as current.

Senior Secured Term Loan

On July 11, 2023, Exela Intermediate LLC and Exela Finance Inc., wholly-owned subsidiaries of the Company, entered into a financing agreement with certain lenders and Blue Torch Finance LLC, as administrative agent, pursuant to which the lenders extended a $40.0 million term loan ("Senior Secured Term Loan"). On the same date, the Company used proceeds of this term loan to repay a corresponding amount of its existing debt. On January 12, 2024, $1.0 million of certain waiver and consent fees payable by subsidiaries of the Company under the term of Senior Secured Term Loan were added to outstanding balance of the Senior Secured Term Loan.

The Senior Secured Term Loan shall be, at the option of the Company, either a Reference Rate Loan, or a Secured Overnight Financing Rate ("SOFR") Loan. Each portion of the Senior Secured Term Loan that is a Reference Rate Loan bears interest on the principal amount outstanding from the date of the Senior Secured Term Loan until repaid, at a rate per annum equal to the Reference Rate plus the Applicable Margin. "Reference Rate" for any period means the greatest of (i) 4.00% per annum, (ii) the federal funds rate plus 0.50% per annum, (iii) the Adjusted Term SOFR (which rate shall be calculated based upon an interest period of 1 month and shall be determined on a daily basis) plus 1.00% per annum, and (iv) the rate last quoted by the Wall Street Journal as the "Prime Rate" in the United States. "Applicable Margin," with respect to the interest rate of (a) any Reference Rate Loan is 10.39% per annum, and (b) any SOFR Rate Loan is 11.39% per annum. SOFR Rate Loans shall bear interest on the principal amount outstanding, at a rate per annum equal to the Adjusted Term SOFR rate for the Interest Period in effect for the Term Loan plus Applicable Margin. "Adjusted Term SOFR" means the rate per annum equal to Term SOFR for such calculation, plus 0.26161%. "Term SOFR," for calculation with respect to a SOFR Rate Loan, is the per annum forward-looking term rate based on secured overnight financing rate for a tenor comparable to the applicable interest period on the day that is two business days prior to the first day of such interest period. However, with respect to a Reference Rate Loan, "Term SOFR" means the per annum forward-looking term rate based on secured overnight financing rate for a tenor of three months on the day that is two business days prior to such day. If Term SOFR as so determined shall ever be less than 4.00%, then Term SOFR shall be deemed to be 4.00%.

The Company may, at any time, elect to have interest on all or a portion of the loans be charged at a rate of interest based upon Term SOFR (the "SOFR Option") by notifying the administrative agent at least three (3) business days prior to the proposed change. Such notice needs to be provided in the case of the continuation of a SOFR Rate Loan as a SOFR Rate Loan on the last day of the then current interest period. The Company shall have not more than 5 SOFR Rate Loans in effect at any given time, and only may exercise the SOFR Option for SOFR Rate Loans of at least $500,000 and integral multiples of $100,000 in excess thereof.

As of December 31, 2024, there were borrowings of $38.5 million outstanding under the Senior Secured Term Loan. The outstanding principal amount of the Senior Secured Term Loan shall be repaid in six (6) equal quarterly installments of $0.5 million commencing March 31, 2025, with the remaining outstanding principal amount of $35.5 million payable at maturity along with accrued and unpaid interest. The maturity date of the Senior Secured Term Loan is January 14, 2026.

The Company may, at any time, prepay the principal of the Senior Secured Term Loan. Each prepayment shall be accompanied by the payment of accrued interest and the applicable premium, if any. Each prepayment shall be applied against the remaining installments of principal due on the Senior Secured Term Loan in the inverse order of maturity. The applicable premium shall be payable in the form of a make-whole amount if prepayment is made within one year of the borrowing date (the "First Period"). If optional prepayment is made after the year one anniversary of the borrowing date to the date of the two-year anniversary (the "Second Period"), the applicable premium shall be an amount equal to 1% times the amount of the principal amount of the Senior Secured Term Loan being paid on such date. The applicable premium shall be zero in case of prepayment after the date of the two-year anniversary of the borrowing date. Further, during the Second Period, if the prepayment is because of an event of default or termination of contract for any reason, the applicable premium shall be 1% times the aggregate principal amount of the Senior Secured Term Loan outstanding on such date.

The Senior Secured Term Loan contains customary events of default, cross-default provisions, affirmative and negative covenants, including limitation on the Company's and certain of its subsidiaries' ability to create, incur or allow certain liens; enter into sale and lease-back transactions; make any restricted payments; undergo fundamental changes, as well as certain financial covenants. The cross-default provisions are triggered if the Parent, borrower, affiliates, or significant subsidiaries defaults on any debt that is greater than $25 million if the effect of such default or event is to (i) accelerate, or to permit the acceleration of, the maturity of such indebtedness; (ii) allow such indebtedness to be declared due and payable or (iii) required such indebtedness to be prepaid (other than by a regularly scheduled required prepayment) or redeemed, in each case, prior to the stated maturity thereof.

BR Exar AR Facility

On February 12, 2024, certain of the Company's subsidiaries entered into a receivables purchase agreement with BR Exar, LLC ("BREL"), an affiliate of B. Riley Commercial Capital, LLC (as subsequently amended on February 29, 2024, March 29, 2024, March 31, 2024, April 24, 2024, May 24, 2024, June 25, 2024, July 29, 2024, August 13, 2024, August 30, 2024, September 27, 2024, October 30, 2024, November 26, 2024 and December 30, 2024 (the "BR Exar AR Facility"). The Company received an aggregate of $58.8 million, net of legal and other fees of $0.5 million, under the BR Exar AR Facility. Under the terms of the BR Exar AR Facility, certain of the Company's subsidiaries agreed to sell certain existing receivables and all of their future receivables to BREL until such time as BREL shall have collected $65.3 million, net of any costs, expenses or other amounts paid to or owing to the buyer under the agreement. BREL collected $57.5 million under the BR Exar AR Facility during the period from February 2024 to December 2024. As of December 31, 2024, there was a $7.8 million outstanding balance under the BR Exar AR Facility.

Second Lien Note

On February 27, 2023, the SPEs and B. Riley Commercial Capital, LLC entered into a new Secured Promissory Note (which was subsequently assigned to BRF Finance) pursuant to which B. Riley Commercial Capital, LLC agreed to lend up to $35.0 million secured by a second lien pledge of the Securitization Borrower (the "Second Lien Note"). The Second Lien Note is scheduled to mature on June 17, 2025 and bears interest at a per annum rate of one-month Term SOFR plus 7.5%. The SPEs are party to the Amended Receivables Purchase Agreement, thus the transactions necessitated amendments to that agreement and related documents to permit the addition of subordinated debt and additional borrowing capacity into that transaction structure, in addition to providing for a $5.0 million fee to the lenders for facilitating the transaction.

During the year ended December 31, 2024, the Company repurchased $6.0 million principal amount of the Second Lien Note for a net cash consideration of $6.0 million. As of December 31, 2024, there were borrowings of $25.5 million outstanding under the Second Lien Note payable at maturity.

Securitization Facility

On June 17, 2022, the Company entered into an amended and restated receivables purchase agreement (as amended, the "Amended Receivables Purchase Agreement") under an existing $150.0 million securitization facility (the "Securitization Facility") among certain of the Company's subsidiaries, Exela Receivables 3, LLC (the "Securitization Borrower"), Exela Receivables 3 Holdco, LLC (the "Securitization Parent SPE," and together with the Securitization Borrower, the "SPEs") and certain global financial institutions (the "Purchasers"). The Amended Receivables Purchase Agreement extended the term of the Securitization Facility such that the SPEs may sell certain accounts receivable to the Purchasers until June 17, 2025. Under the Amended Receivables Purchase Agreement, transfers of accounts receivable from the SPEs are treated as sales and are accounted for as a reduction in accounts receivable, because the agreement transfers effective control over and risk related to the accounts receivable to the Purchasers. The Company and related subsidiaries have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities, and, once sold, the accounts receivable are no longer available to satisfy creditors of the Company, the operating subsidiaries of the Company that agreed to sell receivables in connection with the Securitization Facility (the "Securitization Originators"), or any other relevant subsidiaries.

The sales of accounts receivable under the Amended Receivables Purchase Agreement are transacted at 100% of the face value of the relevant accounts receivable, resulting in derecognition of the accounts receivable from the Company's consolidated balance sheet. The Company de-recognized $509.0 million and $522.7 million of accounts receivable under this agreement during the years ended December 31, 2024 and 2023, respectively. The amount remitted to the Purchasers during fiscal years 2024 and 2023 was $508.2 million and $507.6 million, respectively. Unsold accounts receivable of $26.2 million and $41.2 million were pledged by the SPEs as collateral to the Purchasers as of December 31, 2024, and 2023, respectively. The program resulted in a pre-tax loss of $8.9 million and $9.0 million for the years ended December 31, 2024 and 2023, respectively.

Potential Future Transactions

We may, from time to time explore and evaluate possible strategic transactions, which may include joint ventures, as well as business combinations or the acquisition or disposition of assets. In order to pursue certain of these opportunities, additional funds will likely be required. Subject to applicable contractual restrictions, to obtain such financing, we may seek to use cash on hand, or we may seek to raise additional debt or equity financing through private placements or through underwritten offerings. There can be no assurance that we will enter into additional strategic transactions or alliances, nor do we know if we will be able to obtain the necessary financing for transactions that require additional funds on favorable terms, if at all.

Critical Accounting Policies and Estimates

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies and estimates are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires subjective or complex estimates and assessments, and is fundamental to our results of operations. We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the current assumptions, judgments and estimates used to determine amounts reflected in our combined and consolidated financial statements are appropriate; however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with our combined and consolidated financial statements and related notes included in this document.

Goodwill and other intangible assets: Goodwill and other intangible assets are initially recorded at their fair values. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Our goodwill at December 31, 2024 and 2023 was $39.7 million and $147.5 million, respectively. Goodwill and indefinite-lived intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

Impairment of goodwill, long-lived and other intangible assets: Long-lived assets, such as property and equipment and finite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, we record impairment losses for the excess of the carrying value over the estimated fair value. Fair value is determined, in part, by the estimated cash flows to be generated by those assets. Our cash flow estimates are based upon, among other things, historical results adjusted to reflect our best estimate of future market rates, and operating performance. Development of future cash flows also requires us to make assumptions and to apply judgment, including timing of future expected cash flows, using the appropriate discount rates, and determining salvage values. The estimate of fair value represents our best estimates of these factors, and is subject to variability. Assets are generally grouped at the lowest level of identifiable cash flows, which is the reporting unit level for us. Changes to our key assumptions related to future performance and other economic factors could adversely affect our impairment valuation.

We conduct our annual goodwill impairment tests on October 1st of each year, or more frequently if indicators of impairment exist. When performing the annual impairment test, we have the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we would be required to perform a quantitative impairment test for goodwill. A quantitative test requires comparison of fair value of the reporting unit to its carrying value, including goodwill. We generally use a combination of the Guideline Public Company Method of the Market Approach and the Discounted Cash Flow Method of the Income Approach to determine the reporting unit fair value. For the Guideline Public Company Method, our annual impairment test utilizes valuation multiples of publicly traded peer companies. For the Discounted Cash Flow Method, our annual impairment test utilizes discounted cash flow projections using market participant weighted average cost of capital calculation. If the fair value of goodwill at the reporting unit level is less than its carrying value, an impairment loss is recorded for the amount by which a reporting unit's carrying amount exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. We conducted our annual goodwill impairment test for year 2024 on October 1, 2024 and concluded that there was impairment in our goodwill. In connection with the completion of the annual impairment test as of October 1, 2024, the Company recorded impairment charge of $108.5 million to goodwill relating to ITPS and HS. We conducted our annual goodwill impairment test for year 2023 on October 1, 2023 and concluded that there was no impairment in our goodwill and other intangible assets during the year.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets and liabilities to reporting units, and determination of fair value. The determination of reporting unit fair value is sensitive to the amount of Revenue and EBITDA generated by us, as well as the Revenue and EBITDA market multiples used in the calculation. Additionally, the fair value is sensitive to changes in the valuation assumptions such as expected income tax rate, risk-free rate, asset beta, and various risk premiums. Unanticipated changes, including immaterial revisions, to these assumptions could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions.

Revenue: We account for revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (ASC 606). A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of our material sources of revenue are derived from contracts with customers, primarily relating to the provision of business and transaction processing services within each of our segments.

We do not have any significant extended payment terms, as payment is received shortly after goods are delivered or services are provided. *Refer to Note 2 — Basis of Presentation and Summary of Significant Accounting Policies* to the combined and consolidated financial statements included in Item 8 of this Annual Report for additional information regarding our revenue recognition policy.

Income Taxes: We account for income taxes by using the asset and liability method. We account for income taxes regarding uncertain tax positions and recognize interest and penalties related to uncertain tax positions in income tax benefit/(expense) in the combined and consolidated statements of operations.

The provisions of the Tax Cuts and Jobs Act ("TCJA"), which was enacted into law in 2017, has had a significant impact to the Company due to reduction in the corporate tax rate, imposition of a territorial tax regime and the limitation of the deduction of business interest.

Deferred income taxes are recognized on the tax consequences of temporary differences by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as determined under tax laws and rates. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. Due to numerous ownership changes, we are subject to limitations on existing net operating losses under Section 382 of the Internal Revenue Code. In the event we determine that we would be able to realize deferred tax assets that have valuation allowances established, an adjustment to the net deferred tax assets would be recognized as a component of income tax expense through continuing operations.

We may engage in transactions in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by us in assessing and estimating the tax consequences of these transactions. While our tax returns are prepared and based on our interpretation of tax laws and regulations, in the normal course of business the tax returns are subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of our income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained.

Item B: FINANCIAL STATEMENTS AND EXHIBIT

The following financial statements are included herein:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Exela Technologies BPA, LLC

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of Exela Technologies BPA, LLC, Subsidiaries and Affiliates (the "Company") as of December 31, 2024 and 2023, and the related combined and consolidated statements of operations, comprehensive loss, stockholder's deficit, and cash flows for each of the years then ended, and the related notes and exhibit (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the combined and consolidated financial position of the Company as of December 31, 2024 and 2023, and the combined and consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the combined and consolidated financial statements, the Company has experienced recurring losses and has filed for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill: Evaluation of impairment for certain reporting units

As discussed in Notes 2 and 9 to the financial statements, goodwill is tested for impairment at the reporting unit level at least annually, or more frequently if indicators of impairment exist. Goodwill is impaired if the carrying value of a reporting unit exceeds its fair value. The fair value of each reporting unit is estimated by management using a combination of the discounted cash flow method and the guideline public company method. The Company's goodwill balance was $39.7 million as of December 31, 2024, and the goodwill impairment recorded during the year ended December 31, 2024 was approximately $108.5 million.

We identified the evaluation of goodwill impairment as a critical audit matter due to the significant judgements exercised by management in performing the goodwill impairment analysis. This required a high degree of auditor judgement and an increase in audit effort to perform procedures and evaluate audit evidence related to certain assumptions used in the discounted cash flow method, including forecasted revenue, and gross margins for the operating segments.

Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the financial statements. These procedures included, among others, (i) obtaining an understanding of management's process and evaluating the design of controls over the goodwill impairment process; (ii) evaluating the model used by management; (iii) evaluating the forecasted results of operations by comparing them to historical results for each of the reporting units and assessing forecasted growth assumptions; and (iv) testing the completeness and accuracy of the information used by management. We also involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates, performed sensitivity analyses over the forecasted gross margin and discount rates to assess the impact of changes on the Company's fair value estimates for the reporting units.

/s/ EisnerAmper LLP

We have served as the Company's auditor since 2023.

EISNERAMPER LLP
Iselin, New Jersey
July 1, 2025

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES

COMBINED AND CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023
(in thousands of United States dollars)

	December 31,	
	2024	**2023**
Assets		
Current assets		
Cash and cash equivalents	$ 11,635	$ 9,683
Restricted cash	52,432	43,812
Accounts receivable, net of allowance for credit losses of $3,279 and $5,580, respectively	18,663	42,833
Related party receivables and prepaid expenses	12,105	13,014
Inventories, net	7,204	5,114
Prepaid expenses and other current assets	22,358	20,619
Total current assets	**124,397**	**135,075**
Property, plant and equipment, net of accumulated depreciation of $193,946 and $170,153, respectively	45,106	44,367
Operating lease right-of-use assets, net	30,543	27,008
Goodwill	39,718	147,542
Intangible assets, net	132,842	163,769
Other noncurrent assets	17,815	23,744
Total assets	**$ 390,421**	**$ 541,505**
Liabilities and Stockholders' Deficit		
Liabilities		
Current liabilities		
Current portion of long-term debt	$ 1,433,484	$ 6,268
Accounts payable	42,602	41,503
Related party payables	3,383	1,938
Income tax payable	5,682	2,567
Accrued liabilities	44,898	39,301
Accrued compensation and benefits	68,179	47,934
Accrued interest	80,039	79,217
Customer deposits	19,900	23,302
Deferred revenue	6,583	5,458
Obligation for claim payment	70,805	66,988
Current portion of finance lease liabilities	5,441	4,218
Current portion of operating lease liabilities	9,210	8,903
Total current liabilities	**1,790,206**	**327,597**
Long-term debt, net of current maturities	1,468	1,407,227
Finance lease liabilities, net of current portion	6,381	5,930
Net defined benefit liability	1,041	984
Deferred income tax liabilities	13,118	12,180
Long-term income tax liabilities	8,285	6,118
Operating lease liabilities, net of current portion	23,907	21,638
Other long-term liabilities	2,803	4,109
Total liabilities	**1,847,209**	**1,785,783**
Commitments and Contingencies (Note 13)		
Stockholders' Deficit		
Net parent investment	(1,449,634)	(1,239,674)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(7,154)	(4,604)
Total accumulated other comprehensive loss	(7,154)	(4,604)
Total stockholder's deficit	**(1,456,788)**	**(1,244,278)**
Total liabilities and stockholder's deficit	**$ 390,421**	**$ 541,505**

The accompanying notes and exhibit are an integral part of these combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in thousands of United States dollars)

	Years ended December 31,	
	2024	**2023**
Revenue	$ 867,109	$ 897,512
Related party revenue, net	5,581	5,814
Cost of revenue (exclusive of depreciation and amortization)	683,924	709,316
Related party cost of revenue	3,251	2,213
Selling, general and administrative expenses (exclusive of depreciation and amortization)	124,440	114,060
Depreciation and amortization	50,307	56,578
Impairment of goodwill	108,489	—
Related party expense	7,720	9,466
Operating profit (loss)	**(105,441)**	**11,693**
Other expense (income), net:		
Interest expense, net	101,939	154,601
Debt modification and extinguishment costs (gain), net	363	—
Sundry expense (income), net	(2,087)	380
Other income, net	(515)	(1,337)
Loss before income taxes	**(205,141)**	**(141,951)**
Income tax expense	(10,009)	(11,261)
Net loss	**$(215,150)**	**$(153,212)**

The accompanying notes and exhibit are an integral part of these combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES
COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in thousands of United States dollars)

| | Years ended December 31, | |
	2024	2023
Net loss	**$(215,150)**	**$(153,212)**
Other comprehensive income (loss), net of tax		
Foreign currency translation adjustments	(2,550)	(40)
Total other comprehensive (loss) gains, net of tax	(2,550)	(40)
Comprehensive loss	**$(217,700)**	**$(153,252)**

The accompanying notes and exhibit are an integral part of these combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES

COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in thousands of United States dollars)

	Net Parent Investment	Accumulated Other Comprehensive Loss — Foreign Currency Translation Adjustment	Total Stockholders' Deficit
Balances at January 1, 2023	$(1,025,054)	$(4,564)	$(1,029,618)
Net loss January 1, 2023 to December 31, 2023	(153,212)	—	(153,212)
Foreign currency translation adjustment	—	(40)	(40)
Equity-based compensation	115	—	115
Net intercompany transactions with parent group entities	(61,523)	—	(61,523)
Balances at December 31, 2023	$(1,239,674)	$(4,604)	$(1,244,278)
Net loss January 1, 2024 to December 31, 2024	(215,150)	—	(215,150)
Foreign currency translation adjustment	—	(2,550)	(2,550)
Equity-based compensation	1,598	—	1,598
Net intercompany transactions with parent group entities	3,592	—	3,592
Balances at December 31, 2024	$(1,449,634)	$(7,154)	$(1,456,788)

The accompanying notes and exhibit are an integral part of these combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in thousands of United States dollars)

	Years ended December 31,	
	2024	**2023**
Cash flows from operating activities		
Net loss	$(215,150)	$ (153,212)
Adjustments to reconcile net loss to cash provided by (used in) operating activities		
Depreciation and amortization	50,307	56,578
Original issue discount, debt premium and debt issuance cost amortization	(65,910)	(12,030)
Interest on BR Exar AR Facility	(5,226)	(10,754)
Debt modification and extinguishment loss (gain), net	363	—
Impairment of goodwill	108,489	—
Provision for credit losses	18,094	6,087
Deferred income tax provision	939	2,483
Equity-based compensation expense	1,599	115
Unrealized foreign currency (gain) loss	(364)	(70)
Gain on sale of assets	(96)	(6,471)
Paid-in-kind interest	86,688	79,365
Change in operating assets and liabilities		
Accounts receivable	6,076	12,341
Prepaid expenses and other current assets	2,397	3,613
Accounts payable and accrued liabilities	33,097	12,505
Related party payables	2,354	—
Additions to outsource contract costs	(390)	(573)
Net cash provided by (used in) operating activities	**23,267**	**(10,023)**
Cash flows from investing activities		
Purchase of property, plant and equipment	(6,294)	(3,406)
Additions to internally developed software	(3,160)	(3,818)
Proceeds from sale of assets	2,966	29,965
Net cash (used in) provided by investing activities	**(6,488)**	**22,741**
Cash flows from financing activities		
Cash paid for debt issuance costs	(533)	(8,496)
Principal payments on finance lease obligations	(6,573)	(3,798)
Borrowings from other loans	14,751	8,277
Proceeds from Senior secured term loan	—	40,000
Proceeds from Second Lien Note	—	31,500
Repayment of Second Lien Note	(6,000)	—
Borrowing under BR Exar AR Facility	59,349	42,539
Repayments under BR Exar AR Facility	(52,262)	(42,546)
Net cash received from parent	—	13,920
Principal repayments on senior secured term loans, BRCC Revolver and other loans	(11,488)	(74,213)
Net cash (used in) provided by financing activities	**(2,756)**	**7,183**
Effect of exchange rates on cash, restricted cash and cash equivalents	(3,451)	20
Net increase in cash, restricted cash and cash equivalents	**10,572**	**19,921**
Cash, restricted cash and cash equivalents		
Beginning of year	53,495	33,574
End of year	$ 64,067	$ 53,495
Supplemental cash flow data:		
Income tax payments, net of refunds received	$ 3,590	$ 4,254
Interest paid	74,820	100,208
Noncash investing and financing activities:		
Assets acquired through right-of-use arrangements	22,768	5,953
Issuance of April 2026 Notes in exchange of July 2023 Notes	—	11,066
Issuance of April 2026 Notes in exchange of July 2026 Notes	—	1,016,999
Issuance of April 2026 Notes in exchange of 2023 term loan	—	14,084
Issuance of April 2026 Notes in exchange of related parties payables to parent group	—	40,000
Waiver and consent fee payable on Senior secured term loan	1,000	—
Promissory note issued for assets acquisition	2,371	—
Accrued capital expenditures	1,310	2,261

The accompanying notes and exhibit are an integral part of these combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise noted)

1. Description of the Business

Organization

Exela Technologies BPA, LLC, a Delaware limited liability company formed on June 7, 2017, along with its subsidiaries and affiliates (collectively the "Company", the "Business" or "BPA") is a global provider of transaction processing solutions, enterprise information management, document management and digital business process services. Refer to Exhibit: *List of BPA Subsidiaries and Affiliates* for the list of all legal entities included in the Business. The Business provides mission-critical information and transaction processing solutions services to clients across three major industry verticals: (1) Information & Transaction Processing, (2) Healthcare Solutions, and (3) Legal and Loss Prevention Services. The Company manages information and document driven business processes and offers solutions and services to fulfill specialized knowledge-based processing and consulting requirements, enabling clients to concentrate on their core competencies. Through its outsourcing solutions, the Company enables businesses to streamline their internal and external communications and workflows.

Chapter 11 Reorganization

On March 3, 2025, BPA and its USA and Canada domiciled subsidiaries and affiliates other than certain bankruptcy remote entities (the "Debtors") commenced voluntary cases (collectively, the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code §§ 101-1532 in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). The Chapter 11 Cases are being jointly administered under the caption In re DocuData Solutions, L.C., Case No. 25-90023 (CML).

Amended and Restated Plan Support Agreement

On April 16, 2025 the Company entered into a Plan Support Agreement (as amended, and as may be amended, modified, or supplemented, the "Plan Support Agreement") with an ad hoc group of holders of the Debtors' 11.5% secured notes due April and July 2026 (the "Ad Hoc Group"), Exela Technologies, Inc. ("Exela" or "Parent"), certain non-Debtor subsidiaries of Exela (together with Exela, the "Consenting Exela Entities"), and the other parties thereto. The parties to the Plan Support Agreement have agreed, subject to the satisfaction of certain conditions, to support the Company's reorganization plan in their Chapter 11 Cases. The Plan Support Agreement also reflects a global and comprehensive settlement reached in the Company's Chapter 11 Cases among the Debtors and various stakeholders of the Company. Each of the parties to the Plan Support Agreement have agreed to take all commercially reasonable actions necessary and appropriate to facilitate the Company's restructuring and complete the restructuring transactions contemplated under the Plan Support Agreement.

On May 7, 2025, the Company filed a plan of reorganization (the "Plan") reflecting the proposed restructuring transaction contemplated under the Plan Support Agreement. The Company received conditional approval of its disclosure statement allowing the Company to proceed with soliciting votes on the Plan from those creditors who are entitled to vote on the Plan. The Bankruptcy Court held a hearing on June 23, 2025 to consider final approval of the disclosure statement and confirmation of the Plan. After the conclusion of the hearing, the Bankruptcy Court approved the disclosure statement and confirmed the Plan and entered the confirmation order. Under the terms of the Plan Support Agreement, the Company has a milestone of fourteen (14) days after the Bankruptcy Court confirms the Plan to emerge from Chapter 11.

The material terms of the restructuring transactions contemplated under the Plan are set forth below. Capitalized terms used below but not defined herein have the meanings given such terms in the Plan. The below description of the Plan is not complete and is qualified in its entirety by reference to the full text of the Plan.

- Restructuring Generally: The Plan provides for the equitization of the claims under the Company's indentures governing the July 2026 Notes and April 2026 Notes, respectively (collectively, "Allowed

Notes Claims") through a series of steps resulting in the Holders of Allowed Notes Claims receiving their Pro Rata Shares of a portion of the equity of the Debtors' publicly-traded affiliate, XBP Europe Holdings, Inc. ("XBP"). The intention is for these steps to result in XBP becoming the ultimate parent of Debtors Exela Technologies BPA, LLC, and Neon Acquisition, LLC (and their respective subsidiaries), with the holders of Allowed Notes Claims exchanging their entitlements to equity in those Debtors for newly-issued equity in XBP pursuant to an agreed-upon exchange ratio (the "XBP Transaction"). In addition, XCV-EMEA, LLC will cause the equity it owns in XBP (as its current indirect parent) to be distributed to the holders of Allowed Notes Claims. Certain backstop and funding fees notionally payable in the equity of the Debtors will also be satisfied with newly-issued XBP equity. Holders of allowed general unsecured claims will receive cash consideration through either pro rata participation in the general unsecured claims cash recovery or election to participate in the Convenience Class recovery, all as described in the Plan. All other claims are either unimpaired or receive no recovery, as set forth in the Plan.

- Exit Financing:

  - On the date on which all conditions precedent to closing are met or waived in accordance with the terms of the Plan (the "Effective Date"), the Reorganized Debtors will enter into a new indenture for approximately $180.1 million on the terms set forth in the Exit Facility Documents (as defined in the Plan Support Agreement), pursuant to which all obligations arising under the Company's postpetition, debtor-in-possession financing facility shall be converted into exit notes on a cashless basis, except as otherwise provided for a portion of the Sub-Group DIP Lenders' DIP Obligations, as detailed in the Plan.

  - On the Effective Date of the Plan, the Reorganized Debtors will also enter into a supplemental exit facility for approximately $40.0 million, with a possible additional $10.0 million, to replace or refinance the Debtors' prepetition Senior Secured Term Loan dated as of July 11, 2023 (as described under Note 11, *Long-Term Debt and Credit Facilities*), with either (a) the New Blue Torch Facility or (b) the Gates Exit Facility; provided that if the Debtors enter into the Gates Exit Facility, the Senior Secured Term Loan, including any related guarantees, will be repaid with the proceeds of the Gates Exit Facility.

  - On the Effective Date of the Plan, XBP will provide the XBP Funding in an amount of $18.0 million; in the event the XBP Funding fails to become committed by the deadline for objections established by the Court to confirmation of the Plan or fails to occur on or prior to the Effective Date, and if the Consenting Exela Parties do not instead provide XBP Alternative Funding in the same amount, the Consenting Exela Parties' equity will be reduced as described in the Plan and Disclosure Statement.

  - On the Effective Date, the Consenting Exela Parties shall be bound by a commitment to pay (a) the first $15.0 million of Transaction Tax Liability and (b) any Transaction Tax Liability in excess of $25.0 million, with any amounts of the Transaction Tax Liability between $15.0 million and $25.0 million the obligation of the Reorganized Debtors.

  - Securitization Program: The Reorganized Debtors will continue or replace their existing securitization programs.

The restructuring is expected to reduce the Debtors' funded debt obligations from a total of approximately $1.383 billion to approximately $367.0 million upon emergence from Chapter 11 bankruptcy. Although the Debtors intend to pursue the Restructuring in accordance with the terms set forth in the Plan, there can be no assurance that the Debtors will be successful in completing the Restructuring or consummating the Plan, on different terms or at all.

Going Concern

The Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. Management's evaluation does not initially take into consideration the potential mitigating effects of management's plans that have not been fully implemented as of the date the financial statements are issued.

In performing this evaluation, the Company concluded that the following conditions raise substantial doubt about its ability to continue as a going concern:

- a history of net losses, including net loss of $215.2 million for the year ended December 31, 2024;

- working capital deficit (excluding current debt maturities) of $232.3 million as of December 31, 2024;

- total accumulated stockholders' deficit of $1,456.8 million as of December 31, 2024; and

- the Company was not able to pay interest payments due in 2025, as extended, which led to a default on the April 2026 Notes (as described below) and contributed to the Company's bankruptcy proceedings (as discussed above). As a result of the default and bankruptcy, and the cross-default provisions, the majority of the debt has been reflected as current. As a result of default on interest payments and the Chapter 11 Cases filed in March 2025, the principal and interest due under the majority of the Company's debt obligations became immediately due and payable.

The Company' plans with respect to this uncertainty include the following actions to improve its available cash balances, liquidity or cash generated from operations:

- completing the process of executing on identified cost savings for fiscal year 2024 and beyond;

- obtaining new financing capital and/ or the refinancing; and

- restructurings including chapter 11 reorganization.

In March 2025, the Company entered into a debtor-in-possession ("DIP") financing agreement totaling $185.0 million. The DIP facility consists of a total of $80.0 million in new money loans (the "DIP New Money Loans") and $105.0 million in "rolled-up" prepetition notes (the "DIP Roll-up Loans", together with the DIP New Money Loan, the "DIP Facility"). The DIP Facility is critical for the Company's operations during the Chapter 11 proceedings and its restructuring process. As of June 10, 2025, BPA has borrowed $80.0 million in the DIP New Money Loans and pursuant to that converted $105.0 million of prepetition notes in the DIP Roll-up Loans.

In March 2025, the Business through certain of its affiliates and subsidiaries filed for bankruptcy with the intention to restructure its debt (as described above). The Company expects to receive approval of its restructuring plan and emerge from bankruptcy in the near term. However, there can be no assurance that the Company will emerge from bankruptcy or operate profitably if it is successful in restructuring and emerging from bankruptcy, which could result in liquidation. The combined and consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As such, the combined and consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

As a result of the Chapter 11 filing, the realization of assets and the satisfaction of liabilities are subject to uncertainty. We may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in these combined and consolidated financial statements. Further, the plan of reorganization could materially change the amounts and classifications of assets and liabilities reported in these combined and consolidated financial statements.

2. **Basis of Presentation and Summary of Significant Accounting Policies**

The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying combined and consolidated financial statements.

Basis of Presentation

Throughout the period covered by the combined and consolidated financial statements, the Business operated as part of Exela. All of the membership interests in BPA are held by Exela. Consequently, stand-alone financial statements have not historically been prepared for the Business. The accompanying combined and consolidated financial statements have been prepared from Exela's historical accounting records and are presented on a stand-alone basis as if the Business' operations had been conducted independently from Exela. The operations of the Business are in various legal entities either with a direct ownership relationship or affiliate relationship through the Parent. Accordingly, Exela and its subsidiaries' net parent investment in these operations is shown in lieu of a statement of member's equity in the combined and consolidated financial statements. The combined and consolidated financial statements, related notes and exhibit to the combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

The combined and consolidated statements of operations and comprehensive loss include all revenues and costs directly attributable to BPA, including costs for facilities, functions and services used by BPA. Costs for certain functions and services delivered by Exela are directly charged to BPA based on specific identification when possible or based on a reasonable allocation driver or other allocation methods. Current and deferred income taxes have been determined based on the stand-alone results of BPA. However, because the Business filed as part of Exela's tax group in certain jurisdictions, the Business' actual tax balances may differ from those reported. The Business' portion of its domestic and certain income taxes for jurisdictions outside the United States are deemed to have been settled in the period the related tax expense was recorded.

All intercompany transactions and balances within the Business have been eliminated. The combined and consolidated financial statements of the Business include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Business. Transactions with affiliated companies owned by Exela or its subsidiaries which are not a part of the Business are reflected as related party transactions.

All of the allocations and estimates in the combined and consolidated financial statements are based on assumptions that management of Exela believes are reasonable. However, the combined and consolidated financial statements included herein may not be indicative of the financial position, results of operations, and cash flows of the Business in the future or if the Business had been a separate, stand-alone entity during the periods presented.

Actual costs that would have been incurred if BPA had been a stand-alone business would depend on multiple factors, including organizational structure and strategic decisions.

Use of Estimates in Preparation of the Combined and Consolidated Financial Statements

Estimates and judgments relied upon in preparing these combined and consolidated financial statements include revenue recognition for multiple element arrangements, allowance for expected credit losses, equity-based compensation, income taxes, depreciation, amortization, employee benefits, contingencies, goodwill, intangible assets, right of use assets and obligation, pension obligations, pension assets, and asset and liability valuations. The Business regularly assesses these estimates and records changes in estimates in the period in which they become known. The Business bases its estimates on historical experience and various other assumptions that the Business believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Segment Reporting

Management has chosen to organize the Company around three major verticals based on combination of specialized product and service offerings and industry focused solutions.

The Company consists of the following three segments:

1. Information & Transaction Processing Solutions ("ITPS"). ITPS provides industry-specific solutions for banking and financial services, including lending solutions for mortgages and auto loans, and banking solutions for clearing, anti-money laundering, sanctions, and interbank cross-border settlement; property and casualty insurance solutions for origination, enrollments, claims processing, and benefits administration communications; public sector solutions for income tax processing, benefits administration and record management; multi-industry solutions for payment processing and reconciliation, integrated receivables and payables management, document logistics and location services, records management and electronic storage of data, documents; and software, hardware, professional services and maintenance related to information and transaction processing automation, among others.

2. *Healthcare Solutions ("HS").*   HS offerings include revenue cycle solutions, integrated accounts payable and accounts receivable, and information management for both the healthcare payer and provider markets. Payer service offerings include claims processing, claims adjudication and auditing services, enrollment processing and policy management, and scheduling and prescription management. Provider service offerings include medical coding and insurance claim generation, underpayment audit and recovery, and medical records management.

3. *Legal and Loss Prevention Services ("LLPS").*   LLPS solutions include processing of legal claims for class action and mass action settlement administrations, involving project management support, notification and outreach to claimants, collection, analysis and distribution of settlement funds. Additionally, LLPS provides data and analytical services in the context of litigation consulting, economic and statistical analysis, expert witness services, and revenue recovery services for delinquent accounts receivable.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited with financial institutions and liquid investments acquired with maturity dates equal to or less than three months. All bank deposits and money market accounts are considered cash and cash equivalents. The Company holds cash and cash equivalents at major financial institutions, which often exceed Federal Deposit Insurance Corporation insured limits. Historically, the Company has not experienced any losses due to bank depository concentration.

Certificates of deposit and fixed deposits whose maturity, when acquired, is greater than three months and one year or less are classified as short-term investments, and certificates of deposit and fixed deposits whose maturity is greater than one year at the balance sheet date are classified as non-current assets in the combined and consolidated balance sheets. the purchase of any certificates of deposit or fixed deposits that are classified as short-term investments or non-current assets appear in the investing section of the combined and consolidated statements of cash flows.

Restricted Cash

Restricted cash is the carrying amount of cash and cash equivalents which are restricted under contract or otherwise as to withdrawal or usage. These include deposits held as compensating balances against obligation for claim payment or under agreements entered into with others, but exclude compensating balance arrangements that do not legally restrict the use of cash amounts shown on the balance sheet.

Obligation for Claim Payment

As part of the Company's legal claims processing service, the Company holds cash for various settlement funds. Some of the cash is used to pay tax obligations and other liabilities of the settlement funds. The Company has recorded a liability for the settlement funds received, which is included in obligation for claim payment in the combined and consolidated balance sheets, of $70.8 million and $67.0 million at December 31, 2024 and 2023, respectively.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are carried at the original invoice amount less allowances for expected credit losses. Revenue that has been earned but remains unbilled at the end of the period is recorded as a component of accounts receivable, net. The Company specifically analyzes accounts receivable mainly based on customer type and related aging schedules, historical collection experience, current and future economic and market condition to estimate the probability of default in the future when evaluating the adequacy of its allowance for expected credit losses. The Company writes off accounts receivable balances against the allowances for expected credit losses, net of any amounts recorded in deferred revenue, when it becomes probable that the receivable will not be collected.

Inventories

Our inventories primarily include toner, paper stock, envelopes and postage supplies. Inventories are stated at the lower of cost or net realizable values and include the cost of raw materials, labor, and purchased subassemblies. Cost is determined using the weighted average method.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method (which approximates the use of the assets) over the estimated useful lives of the assets. When these assets are sold or otherwise disposed of, the asset and related depreciation is relieved, and any gain or loss is included in the combined and consolidated statements of operations for the period of sale or disposal. Leasehold improvements are amortized over the lease term or the useful life of the asset, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Intangible Assets

Customer Relationships

Customer relationship intangible assets represent customer contracts and relationships obtained as part of acquired businesses. Customer relationship values are estimated by evaluating various factors including historical attrition rates, contractual provisions and customer growth rates, among others. The estimated average useful lives of customer relationships range from 4 to 16 years depending on facts and circumstances. These intangible assets are primarily amortized based on their estimated useful life. The Company evaluates the remaining useful life of intangible assets on an annual basis to determine whether events and circumstances warrant a revision to the remaining useful life.

Trade Names

The Company has determined that its trade name intangible assets are indefinite-lived assets and therefore are not subject to amortization. Trade names are tested for impairment as per the Company's policy for impairment of indefinite-lived assets.

Developed Technology

The Company has acquired various developed technologies embedded in its technology platform. Developed technology is an integral asset to the Company in providing solutions to customers and is recorded as an intangible asset. The Company amortizes developed technology on a straight-line basis over the estimated useful life, which is typically 5 to 8.5 years.

Capitalized Software Costs

The Company capitalizes certain costs incurred to develop software products to be sold, leased or otherwise marketed after establishing technological feasibility in accordance with ASC section 985-20, *Software — Costs of Software to Be Sold, Leased, or Marketed*, and the Company capitalizes costs to develop or purchase internal-use software in accordance with ASC section 350-40, *Intangibles — Goodwill and Other — Internal-Use Software*. Significant estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on estimated useful lives and estimating the marketability of the commercial software products and related future revenues. The Company amortizes capitalized software costs on a straight-line basis over the estimated useful life, which is typically 3 to 5 years.

Outsourced Contract Costs

Costs of outsourcing contracts, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed on a straight-line basis over the estimated contract term. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment activities and can be separated into two principal categories: contract commissions and set-up/fulfillment costs. Contract fulfillment costs are capitalized only if they are directly attributable to a specifically anticipated future contract; represent the enhancement of resources that will be used in satisfying a future performance obligation (the services under the anticipated contract); and are expected to be recovered.

Impairment of Indefinite-Lived Assets

The Company conducts its annual indefinite-lived assets impairment tests on October 1st of each year for its indefinite-lived assets, including trade names, or more frequently if indicators of impairment exist. When performing the impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. A quantitative assessment requires comparison of fair value of the asset to its carrying value. If the carrying value of the indefinite-lived assets exceeds fair value, the Company recognizes an impairment loss by an amount which is equal to the excess of carrying value over fair value. The Company utilizes the Income Approach, specifically the Relief-from-Royalty method, which has the basic tenet that a user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. *Refer to Note 9 — Intangible Assets and Goodwill* for additional discussion of impairment of trade names.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, including finite-lived customer relationships, developed technology, capitalized software costs, outsourced contract costs, acquired software, and property, plant and equipment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows based in part on the financial results and the expectation of future performance.

The Company did not record any material impairment related to its property, plant, and equipment, customer relationships, developed technology, capitalized software cost or outsourced contract costs for the years ended December 31, 2024 and 2023.

Goodwill

Goodwill represents the excess purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. The Company's reporting units are at the operating segment level, for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

The Company conducts its annual goodwill impairment tests on October 1st of each year, or more frequently if indicators of impairment exist. When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company uses a combination of the Guideline Public Company Method of the Market Approach and the Discounted Cash Flow Method of the Income Approach to determine the reporting unit fair value. *Refer to Note 9 — Intangible Assets and Goodwill* for additional discussion of the consideration of impairment of goodwill.

Leases

The Company determines if a contract is, or contains, a lease at contract inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current portion of operating lease liabilities and operating lease liabilities, net of current portion in the Company's consolidated balance sheet. Finance leases are included in property, plant and equipment, current portion of finance lease liabilities and finance lease liabilities, net of current portion in the Company's consolidated balance sheet.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. In addition, ROU assets include initial direct costs incurred by the lessee as well as any lease payments made at or before the commencement date, and exclude lease incentives. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company use the implicit rate when readily determinable. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of one year or less are not recorded on the balance sheet.

Finance lease ROU assets are amortized over the lease term or the useful life of the asset, whichever is shorter. The amortization of finance lease ROU assets is recorded in depreciation expense in the combined and consolidated statements of operations. For operating leases, the Company recognize expense for lease payments on a straight-line basis over the lease term.

Stock-Based Compensation

The Company doesn't have its own stock-based compensation plan, however it utilizes its Parent's stock compensation plans to award restricted stock units and stock options linked to Parent's common stock to its employees. The Company accounts for all equity-classified awards under Parent's stock-based compensation plans at their "fair value". This fair value is measured at the fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the vesting period. The fair value of the awards on the grant date is determined using the stock price on the respective grant date in the case of restricted stock units and using an option pricing model in the case of stock options. The expense resulting from share-based payments is recorded in selling, general and administrative expense in the accompanying combined and consolidated statements of operations.

Revenue Recognition

The Company accounts for revenue by first evaluating whether a performance obligation exists. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of the Company's material sources of revenue are derived from contracts with customers, primarily relating to the provision of business and transaction processing services within each of the Company's segments. The Company does not have any significant extended payment terms, as payment is received shortly after goods are delivered or services are provided.

Nature of Services

The Company's primary performance obligations are to stand ready to provide various forms of business processing services, consisting of a series of distinct services that are substantially the same and have the same pattern of transfer over time, and accordingly are combined into a single performance obligation. The Company's obligation to its customers is typically to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the customers' use (i.e., number of transactions processed, requests fulfilled, etc.); as such, the total transaction price is variable. The Company allocates the variable fees to the single performance obligation charged to the distinct service period in which the Company has the contractual right to bill under the contract.

Disaggregation of Revenues

The following tables disaggregate revenue from contracts by geographic region and by segment for the years ended December 31, 2024 and 2023:

	Year Ended December 31,							
	2024				2023			
	ITPS	HS	LLPS	Total	ITPS	HS	LLPS	Total
U.S.A.	$520,855	$243,146	$83,175	$847,176	$545,465	$251,380	$80,426	$877,271
Other	25,514	—	—	25,514	26,055	—	—	26,055
Total	$546,369	$243,146	$83,175	$872,690	$571,520	$251,380	$80,426	$903,326

Contract Balances

The following table presents contract assets, contract liabilities and contract costs recognized at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023	January 1, 2023
Accounts receivable, net	$18,663	$42,833	$60,883
Deferred revenues[1]	6,940	6,466	11,925
Customer deposits	19,900	23,302	15,894
Costs to obtain and fulfill a contract	1,164	1,397	1,630

(1) Including $0.4 million and $1.0 million of non-current portion of deferred revenues included in the other long-term liabilities on combined and consolidated balance sheets as of December 31, 2024 and 2023, respectively. Non-current portion of deferred revenues was $1.2 million as of January 1, 2023.

	December 31, 2024	December 31, 2023
Balance at January 1, of the allowance for expected credit losses	$ 5,580	$ 5,454
Provision for expected loss	18,094	6,087
Write-off charged against the allowance	(17,887)	(4,105)
Recoveries collected	(2,517)	(1,886)
Foreign currency exchange rate adjustment	9	30
Balance at December 31, of the allowance for expected credit losses . . .	$ 3,279	$ 5,580

Accounts receivable, net includes $13.5 million and $12.2 million as of December 31, 2024 and 2023, respectively, representing amounts earned but not billed to customers. The Company has accrued the unbilled receivables for work performed in accordance with the terms of contracts with customers.

Deferred revenues relate to payments received in advance of performance under a contract. A significant portion of this balance relates to maintenance contracts or other service contracts where the Company received payments for upfront conversions or implementation activities which do not transfer a service to the customer but rather are used in fulfilling the related performance obligations that transfer over time. The advance consideration received from customers is deferred over the contract term. The Company recognized revenue of $5.8 million during the year ended December 31, 2024 that had been deferred as of December 31, 2023. The Company recognized revenue of $11.1 million during the year ended December 31, 2023 that had been deferred as of January 1, 2023.

Costs incurred to obtain and fulfill contracts are deferred and presented as part of intangible assets, net and expensed on a straight-line basis over the estimated benefit period. The Company recognized $0.6 million and $0.9 million amortization for these costs for the years ended December 31, 2024 and 2023, respectively, within depreciation and amortization expense in the Company's combined and consolidated statements of operations. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment and can be separated into two principal categories: contract commissions and fulfillment costs. Applying the practical expedient in ASC 340-40-25-4, the Company recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period would have been one year or less. These costs are included in selling, general and administrative expenses. The effect of applying this practical expedient was not material.

Customer deposits consist primarily of amounts received from customers in advance for postage. These advanced postage deposits are used to cover the costs associated with postage, with the corresponding postage revenue being recognized as services are performed.

Performance Obligations

At the inception of each contract, the Company assesses the goods and services promised in its contracts and identify each distinct performance obligation. The majority of the Company's contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts. For the majority of the Company's business and transaction processing service contracts, revenues are recognized as services are provided based on an appropriate input or output method, typically based on the related labor or transactional volumes.

Certain of the Company's contracts have multiple performance obligations, including contracts that combine software implementation services with post-implementation customer support. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company estimates its expected costs of satisfying a performance obligation and add an appropriate margin for that distinct good or service. The Company also uses the adjusted market approach whereby it estimates the price that customers in the market would be willing to pay. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract. Certain of the Company's software implementation performance obligations are satisfied at a point in time, typically when customer acceptance is obtained.

When evaluating the transaction price, the Company analyzes, on a contract-by-contract basis, all applicable variable consideration. The nature of the Company's contracts gives rise to variable consideration, including volume discounts, contract penalties, and other similar items that generally decrease the transaction price. The Company estimates these amounts based on the expected amount to be provided to customers and reduce revenues recognized. The Company does not anticipate significant changes to its estimates of variable consideration.

The Company includes reimbursements from customers, such as postage costs, in revenue, while the related costs are included in cost of revenue.

Transaction Price Allocated to the Remaining Performance Obligations

In accordance with optional exemptions available under GAAP, the Company does not disclose the value of unsatisfied performance obligations for (a) contracts with an original expected length of one year or less, and (b) contracts for which variable consideration relates entirely to an unsatisfied performance obligation, which comprise the majority of the Company's contracts. The Company has certain non-cancellable contracts where the Company receives a fixed monthly fee in exchange for a series of distinct services that are substantially the same and have the same pattern of transfer over time, with the corresponding remaining performance obligations as of December 31, 2024 in each of the future periods below:

Estimated Remaining Fixed Consideration for Unsatisfied Performance Obligations

2025	$ 9,503
2026	6,587
2027	4,912
2028	2,907
2029	515
2030 and thereafter	291
Total	$24,715

Research and Development

Research and development costs are expensed as incurred and recorded in selling, general and administrative expense. Research and development costs expensed for the years ended December 31, 2024 and 2023 were $0.3 million and $0.6 million, respectively.

Advertising

Advertising costs are expensed as incurred and recorded in selling, general and administrative expense. Advertising expense for the years ended December 31, 2024 and 2023 were $0.1 million and $0.3 million, respectively.

Income Taxes

The Business is included in the Exela's consolidated income tax return. The Business accounts for income taxes as if it files as stand-alone tax payer. The Business accounts for income taxes by using the asset and liability method. The Business accounts for income taxes regarding uncertain tax positions and recognized interest and penalties related to uncertain tax positions in income tax expense in the consolidated statements of operations and comprehensive loss.

Deferred income taxes are recognized on the tax consequences of temporary differences by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as determined under tax laws and rates. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The Business did not consider future book income as a source of taxable income when assessing if a portion of the deferred tax assets are more likely than not to be realized. However, scheduling the reversal of existing deferred tax liabilities indicated that a portion of the deferred tax assets are likely to be realized. Therefore, partial valuation allowances were established against a portion of the Business' deferred tax assets. In the event the Business determines that it would be able to realize deferred tax assets that have valuation allowances established, an adjustment to the net deferred tax assets would be recognized as a component of income tax expense through continuing operations.

The Business engages in transactions (i.e. acquisitions) in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Therefore, judgment is required by the Business in assessing and estimating the tax consequences of these transactions. While the tax returns are prepared and based on the Business' interpretation of tax laws and regulations, in the normal course of business the tax returns are subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of the Business' income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained. *Refer to Note 12 — Income Taxes* for further information.

Loss Contingencies

The Company reviews the status of each significant matter, if any, and assesses its potential financial exposure considering all available information including, but not limited to, the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular matter. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to loss contingencies, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to its pending claims and litigation, and may revise its estimates. These revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Company. The Company's liabilities exclude any estimates for legal costs not yet incurred associated with handling these matters.

Operations

A portion of the Company's labor and operations is situated outside of the United States in India and other locations. The carrying value of long-lived assets that are situated outside of the United States is approximately $13.3 million and $13.0 million as of December 31, 2024 and 2023, respectively.

Foreign Currency Translation

The functional currency for the Company's production operations located in India, Philippines and Mexico is the United States dollar. Included in other expense as sundry expense (income), net in the combined and consolidated statements of operations are net exchange gains of $0.4 million and $0.1 million for the years ended December 31, 2024 and 2023, respectively.

The Company has determined that its international subsidiaries based in Canada, Costa Rica, China, UK and two subsidiaries in India have their local currency as functional currency. These assets and liabilities are translated at exchange rates in effect at the balance sheet date while income and expense amounts are translated at average exchange rates during the period. The resulting foreign currency translation adjustments are disclosed as a separate component of other comprehensive loss.

Fair Value Measurements

The Company records the fair value of assets and liabilities in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 — unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability at fair value.

Refer to Note 14 — Fair Value Measurement for further discussion.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company maintains its cash and cash equivalents and certain other financial instruments with highly rated financial institutions and limits the amount of credit exposure with any one financial institution. From time to time, the Company assesses the credit worthiness of its customers. Credit risk on trade receivables is minimized because of the large number of entities comprising the Company's client base and their dispersion across many industries and geographic areas. The Company generally has not experienced any material losses related to receivables from any individual customer or groups of customers. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable, net. The Company does not have any customers that account for 10% or more of the total consolidated revenues.

Recently Adopted Accounting Pronouncements

Effective January 1, 2024, the Company adopted Accounting Standards Update ("ASU") No. 2023-01, Leases (Topic 842): Common Control Arrangements that clarifies the accounting for leasehold improvements associated with common control leases by requiring that leasehold improvements associated with common control leases be amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset through a lease. Additionally, leasehold improvements associated with common control leases should be accounted for as a transfer between entities under common control through an adjustment to equity, if, and when, the lessee no longer controls the use of the underlying asset. The adoption had no impact on the Company's consolidated results of operations, cash flows, financial position or disclosures.

Effective January 1, 2024, the Company adopted ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires retrospective disclosure of significant segment expenses and other segment items on an annual and interim basis. Additionally, it requires disclosure of the title and position of the Chief Operating Decision Maker ("CODM"). The Company has provided the required disclosure after adopting this standard.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board (the "FASB") issued ASU 2024-04, *Debt — Debt with Conversions and Other Option (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*, which amends ASC 470-20 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion. This ASU is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its combined and consolidated financial statements.

In November 2024, the FASB issued ASC 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. This new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently assessing the impact this ASU will have on the combined and consolidated financial statements and footnote disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, which requires an annual tabular effective tax rate reconciliation disclosure including information for specified categories and jurisdiction levels, as well as, disclosure of income taxes paid, net of refunds received, disaggregated by federal, state/local, and significant foreign jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. For non-public business entities, the amendments will be effective for annual periods starting after December 15, 2025. The Company is currently evaluating the impact that adopting this standard will have on its combined and consolidated financial statements.

3. Sale of Non-Core Assets

On June 8, 2023, the Company completed the sale of its high-speed scanner business, which was a part of its ITPS segment (as defined in *Note 2 — Basis of Presentation and Summary of Significant Accounting Policies),* for a purchase price of approximately $30.1 million. The sale of the high-speed scanner business does not represent a strategic shift that will have a major effect on the Company's operations and financial results. As a result of this transaction, the Company disposed of $16.5 million of goodwill based on the relative fair value of the high-speed scanner business to the total fair value of the ITPS reporting unit. This transaction resulted in a total pre-tax gain of $7.2 million included in selling, general and administrative expenses (exclusive of depreciation and amortization) in the combined and consolidated statements of operations for the year ended December 31, 2023. Per the terms of the sales agreement, the Company may receive additional cash consideration ("Contingent Consideration") upon the future occurrence of certain earn-out events described in the sales agreement. The Contingent Consideration, if any, will be recognized in the period the earn-out event occurs, and the Contingent Consideration is realizable.

4. Inventories

Inventories, net consist of the following:

	December 31,	
	2024	2023
Work in process	$ 610	$ 232
Finished goods	576	181
Supplies and parts	6,070	7,476
Less: Allowance for obsolescence	(52)	(2,775)
	$7,204	$ 5,114

5. Accounts Receivable

Accounts receivable, net consist of the following:

	December 31,	
	2024	2023
Billed receivables	$ 3,099	$29,952
Unbilled receivables	13,459	12,156
Other	5,384	6,305
Less: Allowance for credit losses	(3,279)	(5,580)
	$18,663	$42,833

Unbilled receivables represent balances recognized as revenue that have not been billed to the customer. The Company's allowance for credit losses is based on a policy developed by historical experience and management judgment. Adjustments to the allowance for credit losses may occur based on market conditions or specific client circumstances.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	
	2024	2023
Prepaids	$21,422	$18,680
Deposits	936	1,939
	$22,358	$20,619

7. Leases

The Company leases numerous facilities worldwide with larger concentrations of space in Texas, Michigan, Connecticut, California, India, Mexico and the Philippines. The Company's facilities house general offices, sales offices, service locations, and production facilities. Substantially all of the Company's operations facilities are leased under long-term leases with varying expiration dates, except for the few owned locations. The Company regularly obtains various machinery, equipment, vehicles and furniture on leases. The machinery and equipment leases mainly include leasing of computers, servers, other IT equipment, mailing system, production equipment, generators, office equipment, printers, copiers and miscellaneous warehouse equipment.

The Company's ROU assets and lease liabilities as of December 31, 2024 and 2023 recorded on the combined and consolidated balance sheets are as follows:

	December 31, 2024	December 31, 2023
Balance sheet location:		
Operating Lease		
Operating lease right-of-use assets, net	$30,543	$27,008
Current portion of operating lease liabilities	9,210	8,903
Operating lease liabilities, net of current portion	23,907	21,638
Finance Lease		
Finance lease right-of-use assets, net (included in property, plant and equipment, net)	15,778	9,916
Current portion of finance lease liabilities	5,441	4,218
Finance lease liabilities, net of current portion	6,381	5,930

Supplemental balance sheet information related to leases is as follows:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term		
Operating leases	3.6 Years	3.9 Years
Finance leases	2.4 Years	3.2 Years
Weighted-average discount rate		
Operating leases	16.8%	15.6%
Finance leases	18.4%	14.0%

The interest on financing lease liabilities was $1.8 million and $1.6 million for the years ended December 31, 2024 and 2023, respectively. The amortization expense on finance lease ROU assets was $4.7 million and $3.5 million for the years ended December 31, 2024 and 2023, respectively.

Maturities of finance and operating lease liabilities based on lease term for the next five years are as follows:

	Finance Leases	Operating Leases
2025	$ 7,185	$ 13,859
2026	4,458	11,175
2027	1,997	9,540
2028	1,067	5,550
2029	628	2,333
2030 and thereafter	—	1,663
Total lease payments	15,335	44,120
Less: Imputed interest	(3,513)	(11,003)
Present value of lease liabilities	$11,822	$ 33,117

Consolidated rental expense for all operating leases was $30.1 million and $36.9 million for the years ended December 31, 2024 and 2023, respectively.

The following table summarizes the cash paid and related ROU operating finance or operating lease recognized for the years ended December 31, 2024 and 2023.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$15,137	$15,652
Financing cash flows for finance leases	6,573	3,798
Right-of-use lease assets obtained in the exchange for lease liabilities:		
Operating leases	10,740	5,548
Finance leases	12,028	405

8. Property, Plant and Equipment, Net

Property, plant, and equipment, which include assets recorded under finance leases, are stated at cost less accumulated depreciation, and amortization, and consist of the following:

	Estimated Useful Lives (in Years)	December 31, 2024	December 31, 2023
Land	N/A	$ 6,288	$ 6,288
Buildings and improvements	7 – 40	12,203	14,201
Leasehold improvements	Shorter of life of improvement or lease term	36,328	37,221
Vehicles	5 – 7	558	449
Machinery and equipment	5 – 15	32,300	17,655
Computer equipment and software	3 – 8	77,719	72,386
Furniture and fixtures	5 – 15	5,777	5,635
Finance lease right-of-use assets	Shorter of life of the asset or lease term	67,879	60,685
		239,052	214,520
Less: Accumulated depreciation and amortization		(193,946)	(170,153)
Property, plant and equipment, net		$ 45,106	$ 44,367

Depreciation expense related to property, plant and equipment was $16.0 million and $16.4 million for the years ended December 31, 2024 and 2023, respectively.

9. Intangible Assets and Goodwill

Intangibles

Intangible assets are stated at cost or acquisition-date fair value less amortization and impairment and consist of the following:

	Weighted Average Remaining Useful Life (in Years)	December 31, 2024		
		Gross Carrying Amount[a]	Accumulated Amortization	Intangible Asset, net
Customer relationships	7.8	$490,166	$(388,565)	$101,601
Developed technology	0.2	88,554	(88,501)	53
Trade names[b]	Indefinite-lived	5,300	—	5,300
Outsource contract costs	2.0	17,660	(16,496)	1,164
Internally developed software	2.2	56,285	(47,610)	8,675
Purchased software	9.0	26,749	(10,700)	16,049
Intangibles, net		$684,714	$(551,872)	$132,842

	Weighted Average Remaining Useful Life (in Years)	December 31, 2023		
		Gross Carrying Amount[a]	Accumulated Amortization	Intangible Asset, net
Customer relationships	8.4	$504,784	$(378,582)	$126,202
Developed technology	1.2	88,554	(88,085)	469
Patent	0.2	15	(14)	1
Trade names[b]	Indefinite-lived	5,300	—	5,300
Outsource contract costs	2.5	17,313	(15,916)	1,397
Internally developed software	2.6	53,450	(40,883)	12,567
Purchased software	10.0	26,749	(8,916)	17,833
Intangibles, net		$696,165	$(532,396)	$163,769

(a) Amounts include intangibles acquired in business combinations and asset acquisitions. $14.6 million of gross carrying amount of intangible assets was fully amortized and written off during the year 2024.

(b) The carrying amount of trade names for 2024 and 2023 is net of accumulated impairment losses of $44.1 million. Carrying amount of $5.3 million as at December 31, 2024 represents indefinite-lived intangible asset.

Aggregate amortization expense related to intangible assets was $34.3 million and $40.1 million for the years ended December 31, 2024 and 2023, respectively.

Estimated intangibles amortization expense for the next five years and thereafter consists of the following:

	Estimated Amortization Expense
2025	$ 25,981
2026	21,562
2027	17,614

					Estimated Amortization Expense
2028					13,629
2029					11,871
2030 and thereafter					36,885
Total					$127,542

Goodwill

Goodwill by reporting segment consists of the following:

	Balances as at January 1, 2024[a]	Additions	Deletions	Impairments	Currency Translation Adjustments	Balances as at December 31, 2024[a]
ITPS	$ 41,891	$ —	$ —	$ (42,556)	$665	$ —
HS	86,786	—	—	(65,933)	—	20,853
LLPS	18,865	—	—	—	—	18,865
Total	$147,542	$ —	$ —	$(108,489)	$665	$39,718

	Balances as at January 1, 2023[a]	Additions	Deletions	Impairments	Currency Translation Adjustments	Balances as at December 31, 2023[a]
ITPS	$ 59,089	$ —	$(16,500)[b]	$ —	$(698)	$ 41,891
HS	86,786	—	—	—	—	86,786
LLPS	18,865	—	—	—	—	18,865
Total	$164,740	$ —	$(16,500)	$ —	$(698)	$147,542

(a) The goodwill amount for all periods presented is net of accumulated impairment amounts. Goodwill relating to ITPS is fully impaired and written off. Accumulated impairment relating to ITPS is $0, $487.7 million and $487.7 million as at December 31, 2024, December 31, 2023 and January 1, 2023, respectively. Accumulated impairment relating to HS was $65.9 million as at December 31, 2024 and $0 as at December 31, 2023 and January 1, 2023. Accumulated impairment relating to LLPS was $243.4 million as at December 31, 2024, December 31, 2023 and January 1, 2023.

(b) The deletion in goodwill is due to derecognition of allocated goodwill on sale of the high-speed scanner business in the second quarter of 2023. Refer to *Note 3 — Sale of Non-Core Assets*.

The Company tests for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. The Company monitors changing business conditions as well as industry and economic factors, among others, for events which could trigger the need for an interim impairment analysis.

On October 1, 2024, the Company conducted its annual impairment test along with an update to its long-range plan. Following the completion of that process, the Company made an evaluation based on factors such as changes in the Company's growth rate, recent negative trends in the Company's operating cash flows and operating margins and an urgent need for financial restructuring to sustain the business operations, concluding that an impairment analysis is required. Revised long-term projections coupled with a decline in the operating margins and operating cash flows, resulted in lower than previously projected long-term future cash flows for the reporting units which reduced the estimated fair value to below carrying value. For 2024 annual impairment testing we used the Discounted Cash Flow Method of the Income Approach to determine the reporting unit fair value as the Guideline Public Company Method of the Market Approach was not considered appropriate. For the Discounted Cash Flow Method, our annual impairment test utilized discounted cash flow projections using market participant weighted average cost of capital calculation. In connection with the completion of the annual impairment test, the Company recorded an impairment charge of $108.5 million to goodwill relating to ITPS and HS. During 2023, the Company recorded no impairment charge to goodwill and trade names.

The impairment charges are included within impairment of goodwill and other intangible assets in the combined and consolidated statements of operations.

10.   Accrued Liabilities and Other Long-Term Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2024	2023
Accrued taxes (exclusive of income taxes)	$ 7,020	$ 4,826
Accrued lease exit obligations	108	1,857
Accrued professional, legal fees and expenses	23,542	25,392
Accrued legal reserve for pending litigation	9,940	2,801
Accrued transaction costs	2,777	2,764
Other accruals	1,511	1,661
	$44,898	$39,301

Other Long-term liabilities consist of the following:

	December 31,	
	2024	2023
Deferred revenue	$ 357	$1,008
Accrued lease exit obligations	373	373
Accrued compensation expense	476	766
Customer deposits under long term contracts	763	798
Other	834	1,164
	$2,803	$4,109

11.   Long-Term Debt and Credit Facilities

Disclosure under this footnote should be read in conjunction with chapter 11 reorganization disclosure included under Note 1, *Description of the Business*.

July 2026 Notes

As of December 31, 2024, there was outstanding $24.0 million aggregate principal amount of 11.5% First-Priority Senior Secured Notes scheduled to mature July 15, 2026 (the "July 2026 Notes") issued by Exela Intermediate LLC and Exela Finance Inc. (together, the "Issuers"), wholly-owned subsidiaries of the Company. The July 2026 Notes are guaranteed by nearly all U.S. subsidiaries of Exela Intermediate LLC. The July 2026 Notes bear interest at a rate of 11.5% per year. The Company is required to pay interest on the July 2026 Notes on January 15 and July 15 of each year, and commenced making such interest payments on July 15, 2022. The Issuers may redeem the July 2026 Notes in whole or in part from time to time, at a redemption price of 100%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

Senior Secured April 2026 Notes

On July 11, 2023, the Issuers, certain guarantors and U.S. Bank Trust Company, National Association, as trustee, entered into an indenture (the "April 2026 Notes Indenture") governing the 11.5% First-Priority Senior Secured Notes scheduled to mature April 15, 2026 (the "April 2026 Notes"), and the Issuers issued approximately $1,017.0 million aggregate principal amount of the April 2026 Notes as consideration for the exchange of $1,271.2 million aggregate principal amount of the Issuers' existing July 2026 Notes pursuant to a public exchange offer (the "2023 Exchange"), which was equivalent to issuing $800 of the April 2026 Notes per $1,000 principal amount of the existing July 2026 Notes. The Company performed an assessment of the 2023 Exchange and determined that it met the criteria to be accounted for as a troubled debt restructuring under GAAP. The Company recorded of $205.5 million of premium on exchange of notes as part of the 2023 Exchange, which is being reduced following effective interest rate method as contractual interest payments are made on the April 2026 Notes. In addition, on July 11, 2023, the Issuers issued approximately $65.1 million aggregate principal amount of the April 2026 Notes in exchange of other indebtedness.

Interest on the April 2026 Notes accrued at 11.5% per annum and was paid semi-annually, in arrears, on January 15 and July 15 of each year, beginning July 15, 2023. Interest was payable in cash or in kind by issuing additional April 2026 Notes (or increasing the principal amount of the outstanding April 2026 Notes) ("PIK Interest") as described below: (A) for the July 15, 2023 interest payment date, such interest was paid in kind as PIK Interest, (B) for each interest payment date from and including the January 15, 2024 interest payment date through and including the July 15, 2024 interest payment date, such interest should have been paid in cash in an amount equal to (i) 50% of such interest plus (ii) an amount not to exceed an amount that, pro forma for such payment, would leave the issuers with Unrestricted Cash (as defined in the April 2026 Notes Indenture) of at least $15.0 million, with the remaining interest paid in kind as PIK Interest, and (C) for interest payment dates falling on or after January 15, 2025, such interest should have been be paid in cash.

On July 15, 2023, the Company issued $62.2 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest that would otherwise have been due to holders of the July 2026 Notes that participated in the Public Exchange on July 15, 2023. On January 15, 2024, the Company issued $42.5 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest due on January 15, 2024 in respect of the April 2026 Notes. On July 15, 2024, the Company issued $44.2 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest due on July 15, 2024 in respect of the April 2026 Notes and $1,231.1 million aggregate principal amount of the April 2026 Notes remained outstanding as of December 31, 2024.

The Issuers' obligations under the April 2026 Notes and the April 2026 Notes Indenture are irrevocably and unconditionally guaranteed, jointly and severally, by the same guarantors (the "Guarantors") that guarantee the July 2026 Notes (other than certain guarantors that have ceased to have operations or assets) and by certain of the Issuers' other affiliates (the "Affiliated Guarantors"). The April 2026 Notes and the related guarantees are first-priority senior secured obligations of the Issuers, the Guarantors and Affiliated Guarantors.

The issuers may redeem the April 2026 Notes at their option, in whole at any time or in part from time to time, at a redemption price of 100%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. In addition, the April 2026 Notes will be mandatorily redeemable in part upon the sale of certain assets that constitute additional credit support.

The April 2026 Notes Indenture contains covenants that limit the Issuers' and the Affiliated Guarantors and their respective subsidiaries' ability to, among other things, (i) incur or guarantee additional indebtedness, (ii) pay dividends or distributions on, or redeem or repurchase, capital stock and make other restricted payments, (iii) make investments, (iv) consummate certain asset sales, (v) engage in certain transactions with affiliates, (vi) grant or assume certain liens and (vii) consolidate, merge or transfer all or substantially all of their assets. These covenants are subject to a number of important limitations and exceptions. In addition, upon the occurrence of specified change of control events, the Issuers must offer to repurchase the April 2026 Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. The April 2026 Notes Indenture also provides for events of default, which, required the principal, premium, if any, interest and any other monetary obligations on all of the then outstanding April 2026 Notes to be due and payable immediately when the Company defaulted on the interest payment due on January 15, 2025.

Senior Secured Term Loan

On July 11, 2023, Exela Intermediate LLC and Exela Finance Inc., wholly-owned subsidiaries of the Company, entered into a financing agreement with certain lenders and Blue Torch Finance LLC, as administrative agent, pursuant to which the lenders extended a $40.0 million term loan ("Senior Secured Term Loan"). On the same date, the Company used proceeds of this term loan to repay a corresponding amount of its existing debt. On January 12, 2024, $1.0 million of certain waiver and consent fees payable by subsidiaries of the Company under the term of Senior Secured Term Loan were added to outstanding balance of the Senior Secured Term Loan.

The Senior Secured Term Loan shall be, at the option of the Company, either a Reference Rate Loan, or a Secured Overnight Financing Rate ("SOFR") Loan. Each portion of the Senior Secured Term Loan that is a Reference Rate Loan bears interest on the principal amount outstanding from the date of the Senior Secured Term Loan until repaid, at a rate per annum equal to the Reference Rate plus the Applicable Margin. "Reference Rate" for any period means the greatest of (i) 4.00% per annum, (ii) the federal funds rate plus 0.50% per annum, (iii) the Adjusted Term SOFR (which rate shall be calculated based upon an interest period of 1 month and shall be determined on a daily basis) plus 1.00% per annum, and (iv) the rate last quoted by the Wall Street Journal as the "Prime Rate" in the United States. "Applicable Margin," with respect to the interest rate of (a) any Reference Rate Loan is 10.39% per annum, and (b) any SOFR Rate Loan is 11.39% per annum. SOFR Rate Loans shall bear interest on the principal amount outstanding, at a rate per annum equal to the Adjusted Term SOFR rate for the Interest Period in effect for the Term Loan plus Applicable Margin. "Adjusted Term SOFR" means the rate per annum equal to Term SOFR for such calculation, plus 0.26161%. "Term SOFR," for calculation with respect to a SOFR Rate Loan, is the per annum forward-looking term rate based on secured overnight financing rate for a tenor comparable to the applicable interest period on the day that is two business days prior to the first day of such interest period. However, with respect to a Reference Rate Loan, "Term SOFR" means the per annum forward-looking term rate based on secured overnight financing rate for a tenor of three months on the day that is two business days prior to such day. If Term SOFR as so determined shall ever be less than 4.00%, then Term SOFR shall be deemed to be 4.00%.

The Company may, at any time, elect to have interest on all or a portion of the loans be charged at a rate of interest based upon Term SOFR (the "SOFR Option") by notifying the administrative agent at least three (3) business days prior to the proposed change. Such notice needs to be provided in the case of the continuation of a SOFR Rate Loan as a SOFR Rate Loan on the last day of the then current interest period. The Company shall have not more than 5 SOFR Rate Loans in effect at any given time, and only may exercise the SOFR Option for SOFR Rate Loans of at least $500,000 and integral multiples of $100,000 in excess thereof.

As of December 31, 2024, there were borrowings of $38.5 million outstanding under the Senior Secured Term Loan. The outstanding principal amount of the Senior Secured Term Loan shall be repaid in six (6) equal quarterly installments of $0.5 million commencing March 31, 2025, with the remaining outstanding principal amount of $35.5 million payable at maturity along with accrued and unpaid interest. The maturity date of the Senior Secured Term Loan is January 14, 2026.

The Company may, at any time, prepay the principal of the Senior Secured Term Loan. Each prepayment shall be accompanied by the payment of accrued interest and the applicable premium, if any. Each prepayment shall be applied against the remaining installments of principal due on the Senior Secured Term Loan in the inverse order of maturity. The applicable premium shall be payable in the form of a make-whole amount if prepayment is made within one year of the borrowing date (the "First Period"). If optional prepayment is made after the year one anniversary of the borrowing date to the date of the two-year anniversary (the "Second Period"), the applicable premium shall be an amount equal to 1% times the amount of the principal amount of the Senior Secured Term Loan being paid on such date. The applicable premium shall be zero in case of prepayment after the date of the two-year anniversary of the borrowing date. Further, during the Second Period, if the prepayment is because of an event of default or termination of contract for any reason, the applicable premium shall be 1% times the aggregate principal amount of the Senior Secured Term Loan outstanding on such date.

The Senior Secured Term Loan contains customary events of default, cross-default provisions, affirmative and negative covenants, including limitation on the Company's and certain of its subsidiaries' ability to create, incur or allow certain liens; enter into sale and lease-back transactions; make any restricted payments; undergo fundamental changes, as well as certain financial covenants. The cross-default provisions are triggered if the Parent, borrower, affiliates, or significant subsidiaries defaults on any debt that is greater than $25.0 million if the effect of such default or event is to (i) accelerate, or to permit the acceleration of, the maturity of such indebtedness; (ii) allow such indebtedness to be declared due and payable or (iii) required such indebtedness to be prepaid (other than by a regularly scheduled required prepayment) or redeemed, in each case, prior to the stated maturity thereof.

BR Exar AR Facility

On February 12, 2024, certain of the Company's subsidiaries entered into a receivables purchase agreement with BR Exar, LLC ("BREL"), an affiliate of B. Riley Commercial Capital, LLC (as subsequently amended on February 29, 2024, March 29, 2024, March 31, 2024, April 24, 2024, May 24, 2024, June 25, 2024, July 29, 2024, August 13, 2024, August 30, 2024, September 27, 2024, October 30, 2024, November 26, 2024 and December 30, 2024 (the "BR Exar AR Facility"). The Company received an aggregate of $58.8 million, net of legal and other fees of $0.5 million, under the BR Exar AR Facility. Under the terms of the BR Exar AR Facility, certain of the Company's subsidiaries agreed to sell certain existing receivables and all of their future receivables to BREL until such time as BREL shall have collected $65.3 million, net of any costs, expenses or other amounts paid to or owing to the buyer under the agreement. BREL collected $57.5 million under the BR Exar AR Facility during the period from February 2024 to December 2024. As of December 31, 2024, there was a $7.8 million outstanding balance under the BR Exar AR Facility.

Under the BR Exar AR Facility, transfers of accounts receivable from certain of the Company's subsidiaries are treated as secured borrowings under ASC 860, *Transfers and Servicing* and are not accounted for as a reduction in accounts receivable because the agreements do not transfer effective control over and risk related to the accounts receivable to BREL. Accordingly, the Company treated total of $0.5 million of legal fee and other expense incurred under the BR Exar AR Facility as debt issuances cost and $5.9 million of difference between the net proceeds received by the Company and total amount collected by BREL under the BR Exar AR Facility as original issue discount. Debt issuance cost and original issue discount relating to the BR Exar AR Facility are included in interest expense, net in the combined and consolidated statements of operations for the year ended December 31, 2024.

Second Lien Note

On February 27, 2023, the SPEs and B. Riley Commercial Capital, LLC entered into a new Secured Promissory Note (which was subsequently assigned to BRF Finance) pursuant to which B. Riley Commercial Capital, LLC agreed to lend up to $35.0 million secured by a second lien pledge of the Securitization Borrower (the "Second Lien Note"). The Second Lien Note is scheduled to mature on June 17, 2025 and bears interest at a per annum rate of one-month Term SOFR plus 7.5%. The SPEs are party to the Amended Receivables Purchase Agreement, thus the transactions necessitated amendments to that agreement and related documents to permit the addition of subordinated debt and additional borrowing capacity into that transaction structure, in addition to providing for a $5.0 million fee to the lenders for facilitating the transaction.

During the year ended December 31, 2024, the Company repurchased $6.0 million principal amount of the Second Lien Note for a net cash consideration of $6.0 million. The loss on early extinguishment of debt during the year ended December 31, 2024 totaled $0.4 million and is inclusive of $0.4 million write off of debt issuance costs. As of December 31, 2024, there were borrowings of $25.5 million outstanding under the Second Lien Note payable at maturity.

Securitization Facility

On June 17, 2022, the Company entered into an amended and restated receivables purchase agreement (as amended, the "Amended Receivables Purchase Agreement") under an existing $150.0 million securitization facility (the "Securitization Facility") among certain of the Company's subsidiaries, Exela Receivables 3, LLC (the "Securitization Borrower"), Exela Receivables 3 Holdco, LLC (the "Securitization Parent SPE," and together with the Securitization Borrower, the "SPEs") and certain global financial institutions (the "Purchasers"). The Amended Receivables Purchase Agreement extended the term of the Securitization Facility such that the SPEs may sell certain accounts receivable to the Purchasers until June 17, 2025. Under the Amended Receivables Purchase Agreement, transfers of accounts receivable from the SPEs are treated as sales and are accounted for as a reduction in accounts receivable, because the agreement transfers effective control over and risk related to the accounts receivable to the Purchasers. The Company and related subsidiaries have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities, and, once sold, the accounts receivable are no longer available to satisfy creditors of the Company, the operating subsidiaries of the Company that agreed to sell receivables in connection with the Securitization Facility (the "Securitization Originators"), or any other relevant subsidiaries.

The sales of accounts receivable under the Amended Receivables Purchase Agreement are transacted at 100% of the face value of the relevant accounts receivable, resulting in derecognition of the accounts receivable from the Company's consolidated balance sheet. The Company de-recognized $509.0 million and $522.7 million of accounts receivable under this agreement during the years ended December 31, 2024 and 2023, respectively. The amount remitted to the Purchasers during fiscal years 2024 and 2023 was $508.2 million and $507.6 million, respectively. Unsold accounts receivable of $26.2 million and $41.2 million were pledged by the SPEs as collateral to the Purchasers as of December 31, 2024, and 2023, respectively. These pledged accounts receivables are included in accounts receivable, net in the combined and consolidated balance sheets. The program resulted in a pre-tax loss of $8.9 million and $9.0 million for the years ended December 31, 2024 and 2023, respectively.

The fair value of the sold accounts receivable approximated their book value due to their short-term nature. Sold accounts receivable are presented as a change in receivables within operating activities in the combined and consolidated statements of cash flows.

Long-Term Debt Outstanding

The Company was not able to pay interest payments due in 2025, as extended, which led to a default on the April 2026 Notes and contributed to the Company's bankruptcy proceedings. As a result of the default and bankruptcy, and the cross-default provisions, the majority of the debt has been reflected as current. As of December 31, 2024 and 2023, the following debt instruments were outstanding:

	December 31, 2024	December 31, 2023
Other[a]	$ 11,324	$ 4,475
Secured borrowings under BR Exar AR Facility[b]	7,030	—
Senior secured term loan maturing January 14, 2026[c]	36,936	37,921
July 2026 Notes maturing July 15, 2026[d]	23,200	22,788
April 2026 Notes maturing April 15, 2026[e]	1,331,953	1,320,703
Second lien note maturing June 17, 2025[f]	24,509	27,608
Total debt	1,434,952	1,413,495
Less: Current portion of long-term debt	(1,433,484)	(6,268)
Long-term debt, net of current maturities[g]	$ 1,468	$1,407,227

(a) Other debt represents outstanding loan balances associated with various hardware and software purchases, and maintenance and leasehold improvements, along with other loans and receivables factoring arrangements entered into by subsidiaries of the Company.

(b) Net of unamortized net original issue discount of $0.7 million and less than $0.1 million of debt issuance as of December 31, 2024.

(c) Net of unamortized debt issuance costs of $1.0 million and net original issue discount of $0.6 million as of December 31, 2024; and unamortized net original issue discount of $1.6 million as of December 31, 2023.

(d) Net of unamortized net original issue discount of $0.6 million and debt issuance costs of $0.2 million as of December 31, 2024; and unamortized net original issue discount of $0.9 million and debt issuance costs of $0.2 million as of December 31, 2023.

(e) Inclusive of unamortized net debt exchange premium of $100.9 million and $176.3 million as of December 31, 2024 and 2023, respectively.

(f) Net of unamortized debt issuance costs of $1.0 million and $3.9 million as of December 31, 2024 and 2023, respectively.

(g) Represents long term notes payable relating to acquisition of assets. This is not subject to default provisions based on filing for the bankruptcy or a cross-default provision.

As of December 31, 2024, maturities of long-term debt are as follows:

	Maturity
2025	$1,336,562
2026	912
2027	661
2028	—
2029	—
Thereafter	—
Total long-term debt	1,338,135
Less: Unamortized original issue discount, debt premium and debt issuance cost	96,817
	$1,434,952

12. Income Taxes

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

For financial reporting purposes, income/ (loss) before income taxes includes the following components:

	Year Ended December 31,	
	2024	2023
United States	$(214,395)	$(152,783)
Foreign	9,254	10,832
	$(205,141)	$(141,951)

The provision for federal, state, and foreign income taxes consists of the following:

	Year Ended December 31,	
	2024	2023
Federal		
Current	$ 3,693	$ —
Deferred	245	2,046
State		
Current	1,035	1,686
Deferred	(62)	(452)
Foreign		
Current	4,342	7,093
Deferred	756	888
Income Tax Expense	$10,009	$11,261

The differences between income taxes expected by applying the U.S. federal statutory tax rate of 21% and the amount of income taxes provided for are as follows:

	Year Ended December 31,	
	2024	2023
Tax at statutory rate	$(43,080)	$(29,809)
Add (deduct)		
State income taxes	(4,276)	(10,028)
Foreign income taxes	(77)	1,065
Nondeductible goodwill impairment	22,854	3,465
Permanent differences	1,878	561
Changes in valuation allowance	28,788	92,773
Unremitted earnings	734	1,218
GILTI Inclusion	282	407
Expiration and reduction of tax attributes	—	(64,030)
Uncertain tax positions	2,499	3,367
Other	407	12,272
Income Tax Expense	$ 10,009	$ 11,261

The Tax Cuts and Jobs Act ("TCJA") was signed by the President of the United States and enacted into law on December 22, 2017. This overhaul of the US tax law made a number of substantial changes, including the reduction of the corporate tax rate from 35% to 21%, establishing a dividends received deduction for dividends paid by foreign subsidiaries to the US, elimination or limitation of certain deductions (interest, domestic production activities and executive compensation), imposing a mandatory tax on previously unrepatriated earnings accumulated offshore since 1986 and establishing global minimum income tax and base erosion tax provisions related to offshore activities and affiliated party payments.

The TCJA subjects a US shareholder to tax on Global Intangible Low-taxed Income ("GILTI") earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740, No. 5, Accounting for GILTI, states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected the accounting policy to recognize the tax expense related to GILTI in the year the tax is incurred as a period expense. At December 31 2024, the Company has GILTI inclusion of $0.3 million related to current-year operations.

On July 20, 2020, the U.S. Treasury and the Internal Revenue Service issued Final Regulations which will allow an annual election to exclude from the U.S. tax return certain GILTI amounts when the taxes paid by a foreign affiliate exceed 18.9% (90% of U.S. statutory rate of 21%) of the GILTI amount for that foreign affiliate (the "high-tax exception"). These regulations are effective for the 2023 taxable year with an election to apply to any taxable year beginning after 2017. In many of the countries in which the Company operates there are differences between local tax rules used to determine the tax base and the U.S. tax principles used to determine GILTI. Therefore, while many of the countries have a statutory tax rate above the 18.9% threshold, separate affiliates may not meet the 18.9% threshold each year and, as such, may not qualify for this exclusion. The Company plans to make the high-tax exception election for the 2024 tax year resulting in a GILTI inclusion of $0.3 million for the 2024 tax year. Additionally, the Company made the high-tax exception election for 2023 on its 2023 tax returns.

Beginning in 2018, the TCJA also subjects a U.S. shareholder of a controlled foreign corporation to current tax on certain payments from corporations subject to US tax to related foreign persons, also referred to as base erosion and anti-abuse tax ("BEAT"). The BEAT provisions in the Tax Reform Act eliminates the deduction of certain base-erosion payments made to related foreign corporations and impose a minimum tax if greater than regular tax. The Company has recorded no tax liability related to BEAT for the year ended December 31, 2024 and 2023.

The components of deferred income tax liabilities and assets are as follows:

	Year Ended December 31,	
	2024	2023
Deferred income tax liabilities:		
Book over tax basis of intangible assets and fixed assets	$ (25,247)	$ (32,408)
Unremitted foreign earnings	(10,341)	(9,592)
Operating lease and finance lease right-of-use assets	(6,349)	(6,109)
Other, net	(1,607)	(1,089)
Total deferred income tax liabilities	$ (43,544)	$ (49,198)
Deferred income tax assets:		
Allowance for credit losses and receivable adjustments	$ 1,722	$ 2,447
Inventory	3,064	3,084
Accrued liabilities	15,391	14,980
Net operating loss and tax credit carryforwards	15,495	14,241
Tax deductible goodwill	1,665	1,869
Disallowed interest deduction	267,032	196,022
Operating lease and finance lease liabilities	6,512	6,556
Sec 174 Costs	1,991	1,978
Debt and credit facilities	130,062	176,714
Other, net	3,737	3,118
Total deferred income tax assets	$ 446,671	$ 421,009
Valuation allowance	(416,245)	(383,991)
Total net deferred income tax assets (liabilities)	**$ (13,118)**	**$ (12,180)**

Gross deferred tax assets are reduced by valuation allowances to the extent the Company determines it is not more-likely-than-not the deferred tax assets are expected to be realized. At December 31, 2024, the Company recognized $416.2 million of valuation allowances against gross deferred tax assets primarily related to net operating loss, tax credit carryforwards, disallowed interest expense carryforwards and deferred tax assets relating to temporary differences. Of this amount, approximately $1.9 million of the total valuation allowance relates to state limitations on the utilization of net operating loss carryforward due to numerous changes in ownership. Approximately $222.5 million and $31.7 million of the total valuation allowance relates to U.S. federal and state disallowed interest deductions pursuant to the TCJA. The remaining $157.9 million of the valuation allowance relates to deferred tax assets associated with temporary differences.

The net change during the year in the total valuation allowance was an increase of $32.3 million primarily related to the increase of deferred tax assets related to disallowed interest deduction.

Under the debt buy-back program a substantial amount of the Company's debt was extinguished. Absent an exception, a debtor recognizes cancelation of debt income ("CODI") upon discharge of its outstanding indebtedness for an amount of consideration that is less than the outstanding debt. The Internal Revenue Code of 1986, as amended, (the Code), provides that a debtor may exclude CODI from taxable income to the extent the entity is insolvent, but must reduce certain of its tax attributes by the amount of CODI. The Company determined that the level of its insolvency at June 12, 2023 was below the indicated amount of CODI resulting from the debt exchange. For the year ended December 31, 2024 the amount of CODI was $780.0 million, of which $54.0 Million was included in the current year taxable income and $726.0 million was excluded from taxable income, resulting in the elimination of $502 million gross federal and state net operating losses. For the year ended December 31, 2023 the Company excluded $8.7 million of CODI from taxable income and reduced the gross U.S. federal net operating loss by the corresponding amount.

Included in deferred tax assets are state net operating loss carryforwards, and state tax credit carryforwards due to expire beginning in 2025 through 2041. As of December 31, 2024, there are state income tax net operating loss (NOL) carryforwards of $284.3 million, which will expire at various dates from 2025 through 2043, and $0 million of federal NOLs and $73.1 million of state NOLs that carry forward indefinitely. Such NOL carryforwards expire as follows:

	Federal NOL	State and Local NOL
2025 – 2029	$ —	$ 29,874
2030 – 2034	—	54,254
2035 – 2043	—	127,070
Indefinite	—	73,133
	$ —	$284,331

As of December 31, 2024, the Company does not have any foreign net operating loss carryforwards.

The Company adopted the provision of accounting for uncertainty in income taxes in the Topic of the ASC 740, *Income Taxes* ("ASC 740"). ASC 740 clarifies the accounting for uncertain tax positions in the Company's financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on tax returns. The total amount of unrecognized tax benefits, exclusive of interest and penalties, is $3.5 million and $2.2 million at December 31, 2024 and 2023, respectively. Included in the balance of unrecognized tax benefits as of December 31, 2024 and 2023 are $3.5 million and $2.2 million, respectively, of tax benefits that, if recognized, would benefit the effective tax rate. Total accrued interest and penalties recorded on the combined and consolidated balance sheet were $4.7 million and $3.9 million at December 31, 2024 and 2023, respectively. The total amount of interest and penalties recognized in the combined and consolidated statement of operations at December 31, 2024 and 2023 was $0.8 million and $1.9 million, respectively.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	Year Ended December 31,	
	2024	2023
Unrecognized tax benefits – January 1	$2,221	$ 2,163
Gross increases – tax positions in prior period	1,531	1,533
Gross decreases – tax positions in prior period	—	(1,481)

	Year Ended December 31,	
	2024	**2023**
Gross increases – tax positions in current period	(32)	88
Lapse of statute of limitations	(179)	(82)
Unrecognized tax benefits – December 31	$3,541	$ 2,221

The Business is included in Exela's U.S. federal and consolidated state income tax returns. In addition, the Business files income tax returns in various state and foreign jurisdictions. The statute of limitations for U.S. purposes is open for tax years ending on or after December 31, 2018. State jurisdictions that remain subject to examination are not considered significant. The Business has significant foreign operations in India and EMEA. The Business may be subject to examination by the India tax authorities for tax periods ending on or after March 31, 2014.

At December 31, 2024, the Company maintains its prior indefinite reinvestment assertion on undistributed earnings related to certain foreign subsidiaries. Accordingly, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of approximately $32.6 million of undistributed earnings from these foreign subsidiaries as those earnings continue to be permanently reinvested. However, the Company does not indefinitely reinvest earnings in Canada, China, India, Mexico and Philippines. The Company recorded $9.8 million and $9.1 million of foreign withholding taxes on the undistributed earnings of these jurisdictions as at December 31, 2024 and 2023, respectively. The Company recorded $0.7 million deferred expense and $1.2 million of deferred expense in the combined and consolidated statement of operations for the years ended December 31, 2024 and 2023, respectively. The foreign withholding taxes deferred expense recorded in the current year is attributable to the current year undistributed earnings.

13. Commitments and Contingencies

Litigation

The Company is, from time to time, involved in certain legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although management cannot predict the outcomes of these matters, management does not believe these actions will have a material, adverse effect on the Company's combined and consolidated balance sheets, combined and consolidated statements of operations or combined and consolidated statements of cash flows.

Contract Claim

On October 24, 2018, HOV Services, Inc., a subsidiary of the Company ("HOV Services"), filed a lawsuit against ASG Technologies Group, Inc. ("ASG") that sought to terminate the renewal of licensing agreement between the parties. HOV Services alleged that the licensing agreement was renewed under duress and brought claims against ASG under the Computer Fraud and Abuse Act, 18 U.S.C. § 1030 et seq., the Stored Communications Act, 18 U.S.C. § 2701 et seq., and various common law doctrines. ASG subsequently brought counterclaims asserting breach of contract and other allegations. On February 27, 2024, a judge granted ASG's motion for directed verdict on its breach of contract claim and awarded ASG $2.5 million in damages plus interest. On February 29, 2024, the jury found in favor of ASG on all remaining claims and awarded ASG damages in the amount of approximately $0.7 million plus interest, for a total award of approximately $4.7 million in the case. As of December 31, 2024 and December 31, 2023, the Company accrued $5.1 million and $4.7 million for this matter included in accrued liabilities on the combined and consolidated balance sheets. On December 31, 2024, the parties entered into a settlement agreement under which the Company agreed to pay a total of $5.1 million over three (3) equal installments starting in January 2025 to fully resolve this matter. On January 3, 2025, the Company paid the first installment of $1.7 million. The remaining two outstanding installments are subject to authorization as part of Chapter 11 Case proceedings under the Bankruptcy Court as referred in Note 1, *Description of the Business*.

Business Interruption Insurance Claim

During the second half of 2022, the Company experienced a network security incident (the "2022 Network Outage") impacting certain of the Company's operational and information technology systems. As a result of the 2022 Network Outage, the Company experienced lost revenue and incurred certain incremental costs. The Company had reduced its revenue for 2022 by the estimated settlement amount of the incident-related customer claims and recorded an accrued liability for the claims payable to customers. A total of $1.9 million and $3.0 million that may be payable to customers to settle customer claims are recorded as customer payables in accrued liabilities on its combined and consolidated balance sheets as of December 31, 2024 and 2023, respectively. During the year ended December 31, 2023, the Company received insurance recoveries of $1.2 million for the legal counsel costs incurred during 2022 which are included in selling, general and administrative expenses (exclusive of depreciation and amortization) in the combined and consolidated statements of operations for the year ended December 31, 2023.

On August 29, 2023, the Company submitted a claim to its insurers for $44.6 million in covered losses related to the 2022 Network Outage (the "August 2023 Claim"). During the year 2023, the Company received insurance proceeds of $10.8 million in respect of business interruption claims from its underlying and first excess carriers and recorded the resulting gain within selling, general and administrative expenses (exclusive of depreciation and amortization) in the combined and consolidated statements of operations for the year ended December 31, 2023 and included in net cash provided by operating activities in the combined and consolidated statement of cash flows for the year ended December 31, 2023. On April 17, 2024, the Company commenced an action (the "Insurance Lawsuit") against two excess-layer insurers (collectively, the "Second Excess Insurers") seeking a declaratory judgment and alleging breach of contract and bad faith for failing to pay out their share of losses connected to the August 2023 Claim. On August 9, 2024, the Company settled its claim against one of the Second Excess Insurers for $3.6 million, and on October 15, 2024, the Company settled its claim against the other Second Excess Insurers for $3.6 million (less amounts already paid). The Company recorded the gain from insurance claims settlement proceeds of $7.2 million within selling, general and administrative expenses (exclusive of depreciation and amortization) in the combined and consolidated statements of operations for the year ended December 31, 2024 and included in net cash provided by operating activities in the combined and consolidated statement of cash flows for the year ended December 31, 2024. On October 8, 2024, the Company moved to amend the complaint (the "Amended Complaint") to add two additional excess-layer insurers to the Insurance Lawsuit. The Amended Complaint was filed on October 24, 2024. At this time, it is not practicable to render an opinion regarding the outcome of this matter; however, the Company believes it has meritorious claims and plans to vigorously assert them.

Contract-Related Contingencies

The Company has certain contingent obligations that arise in the ordinary course of providing services to its customers. These contingencies are generally the result of contracts that require the Company to comply with certain performance measurements or the delivery of certain services to customers by a specified deadline. The Company believes the adjustments to the transaction price, if any, under these contract provisions will not result in a significant revenue reversal or have a material adverse effect on the Company's combined and consolidated balance sheets, combined and consolidated statements of operations or combined and consolidated statements of cash flows.

14.   Fair Value Measurement

Assets and Liabilities Measured at Fair Value

The carrying amount of assets and liabilities including current portion of other debt approximated their fair value as of December 31, 2024 and 2023, due to the relative short maturity of these instruments. Management estimates the fair values of the July 2026 Notes and the April 2026 Notes at approximately 20.0% and 15.0% respectively, of the respective principal balance outstanding as of December 31, 2024. Management estimated the fair values of the July 2026 Notes and the April 2026 Notes at approximately 24.0% and 16.5%, respectively, of the respective principal balance outstanding as of December 31, 2023. The fair values of secured borrowings under the Company's securitization facility, Second Lien Note and

Senior Secured Term Loan are equal to the respective carrying values. Other debt represents the Company's outstanding loan balances associated with various hardware, software purchases, maintenance and leasehold improvements along with loans and receivables factoring arrangement entered into by subsidiaries of the Company and as such, the cost incurred would approximate fair value. Property and equipment, intangible assets, capital lease obligations, and goodwill are not required to be re-measured to fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that impairment exists, the respective asset is written down to its fair value.

The Company determined the fair value of its long-term debt and current portion of long-term debts using Level 2 inputs including the recent issue of the debt, the Company's credit rating, and the current risk-free rate.

The following table provides the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2024 and December 31, 2023:

| As of December 31, 2024 | Carrying Amount | Fair Value | Fair Value Measurements | | |
			Level 1	Level 2	Level 3
Recurring assets and liabilities:					
Long-term debt	$ 1,468	$ 1,468	$ —	$ 1,468	$ —
Current portion of long-term debts	1,433,484	267,781	—	267,781	—

| As of December 31, 2023 | Carrying Amount | Fair Value | Fair Value Measurements | | |
			Level 1	Level 2	Level 3
Recurring assets and liabilities:					
Long-term debt	$1,407,227	$258,307	$ —	$258,307	$ —
Current portion of long-term debts	6,268	6,268	—	6,268	—

15. Stock-Based Compensation

The employees of BPA participate in the stock incentive plans of its Parent, Exela Technologies, Inc. Following are descriptions of those plans and activity related to employees of BPA.

Exela 2018 Stock Incentive Plan

On January 17, 2018, the Parent's 2018 Stock Incentive Plan (the "2018 Plan") became effective. The Parent's 2018 Plan mainly covers BPA employees. The 2018 Plan provides for the grant of incentive and nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, and other stock-based compensation to eligible participants. Exela was initially authorized to issue up to 694 shares of common stock of Exela under the 2018 Plan. On June 27, 2022, the shareholders of Exela approved the Company's Amended and Restated 2018 Stock Incentive Plan increasing the number of shares of common stock of Exela reserved for issuance from an original 694 shares to 4,462.

Exela 2024 Stock Incentive Plan

On June 13, 2024, the Parent's 2024 Stock Incentive Plan (the "2024 Plan") became effective. The Parent's 2024 Plan mainly covers BPA employees. Under the 2024 Plan, subject to adjustment for certain changes in capitalization or other corporate events, Exela is authorized to issue up to 500,000 shares of Common Stock pursuant to equity-based awards, which may be granted to eligible participants in furtherance of Exela's broader compensation strategy and philosophy. Awards granted under the 2024 Plan will be granted upon terms approved by Exela's Compensation Committee and set forth in an award agreement or other evidence of an award. As of December 31, 2024, there were no awards and no shares of common stock of Exela issued under the 2024 Plan.

Options Grants

Under the 2018 Plan, stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying stock at the grant date. The vesting period for each option award is established on the grant date, and the options generally expire 10 years from the grant date. Options granted under the 2018 Plan generally require no less than a two or four year ratable vesting period. Stock option activity for the year 2024 is summarized in the following table:

	Outstanding	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Average Remaining Vesting Period (Years)
Outstanding Balance as of December 31, 2023	313	$22,224	$46,485	0.02
Granted	—	—		
Exercised	—	—		
Forfeited	(18)	17,598		
Expired	—	—		
Outstanding Balance as of December 31, 2024[1]	295	$22,511	$46,925	—

(1) 295 of the outstanding options are exercisable as of December 31, 2024. Exercise prices of all of the outstanding options as of December 31, 2024 were higher than the market price of the shares of the Company. Therefore, aggregate intrinsic value was zero.

As of December 31, 2024, there is no unrecognized compensation expense related to non-vested stock option awards under the 2018 Plan, which will be recognized over the respective service period. Stock-based compensation expense is recorded within selling, general, and administrative expenses. The Company recorded compensation expense of $0.9 million and reversal compensation expense of $0.8 million related to stock option awards under the 2018 Plan awards for the years ended December 31, 2024 and 2023, respectively.

16.   Related-Party Transactions

Relationship with HandsOn Global Management

The Company incurred reimbursable travel expenses to HOVS LLC and HandsOn Fund 4 I, LLC (collectively, and together with certain of their affiliated entities managed by HandsOn Global Management LLC, including such entity, "HGM") of $0 and less than $0.1 million for each of the years ended December 31, 2024 and 2023, respectively. Par Chadha, Parent's Executive Chairman, Matthew Brown, the Company's Interim Chief Financial Officer, and Ron Cogburn, and James Reynolds, members of the Parent's board of directors, are or have been affiliated with HGM. The Parent's Executive Chairman, Par Chadha is currently affiliated with HGM. Messrs. Cogburn and Reynolds were affiliated with HGM until 2020, and Mr. Brown was affiliated with HGM until 2017.

Pursuant to a master agreement dated January 1, 2015 between Rule 14, LLC and a subsidiary of the Company, the Company incurs marketing fees to Rule 14, LLC, a portfolio company of HGM. Similarly, the Company is party to ten master agreements with entities affiliated with HGM's managed funds, each of which were entered into during 2015 and 2016. Each master agreement provides the Company with use of certain technology and includes a reseller arrangement pursuant to which the Company is entitled to sell these services to third parties. Any revenue earned by the Company in such third-party sales is shared 75%/25% with each of HGM's venture affiliates in favor of the Company. The brands Zuma, Athena, Peri, BancMate, Spring, Jet, Teletype, CourtQ and Rewardio are part of the HGM managed funds. The Company has the license to use and resell such brands, as described therein. The Company incurred fees of $7.5 million and $8.6 million relating to these agreements for the years ended December 31, 2024 and 2023, respectively. The Company earned no revenue from third-party sales under the reseller arrangement for the years ended December 31, 2024 and 2023.

Certain operating companies lease their operating facilities from HOV RE, LLC and HOV Services Limited, which are affiliates under common control with HGM. The rental expense for these operating leases was $0.2 million for each of the years ended December 31, 2024 and 2023, respectively. In addition,

HOV Services, Ltd. provides the Company data capture and technology services. The expense recognized for these services was approximately $2.7 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively. These expenses are included in cost of revenue in the combined and consolidated statements of operations.

On September 1, 2024, the Company, through one of its subsidiaries, entered into a Master Services Agreement with Aideo Technology LLC (the "Aideo"), which is an affiliate under common control with HGM, wherein the Company agreed to provide medical coding services to Aideo. For the year ended December 31, 2024, the Company has recognized $0.1 million of revenue under this agreement. On October 1, 2024, the Company, through one of its subsidiaries, entered into another Master Services Agreement with Aideo wherein the Company agreed to provide the management of Amazon Web Services ("AWS") hosting services to Aideo. For the year ended December 31, 2024, the Company has recognized less than $0.1 million of revenue under this agreement and received an expense reimbursement of $0.1 million.

Invoicing Support and Collection Services

On September 1, 2023, the Company, through one of its subsidiaries, entered into a Master Services Agreement (the "DOW Master Services Agreement") with Doctors of Waikiki LLP (the "DOW"), which is an affiliate under common control with HGM, where the Company could provide services under one or more statement(s) of work (each, a "SOW") to DOW. Each SOW, together with the terms of the DOW Master Services Agreement, shall be deemed a separate contract that is effective as of date set forth in the SOW. The Company, acting under the first statement of work (SOW-1), provides collection services to DOW to collect past-due medical debts from its patients and insurance companies for which the Company receives a commission of 15% for accounts assigned within one year of the service date and 25% for accounts assigned after one year. Under the second statement of work (SOW-2), the Company manages DOW's insurance billing and denial management for medical bills generated after patients receive treatment from DOW for which the Company invoices $2,000 per month for each full-time employee assigned to the project. For each of the years ended December 31, 2024 and 2023, the Company has recognized less than $0.1 million of income, respectively, under these two (2) SOWs.

April 2026 Notes held by Parent group entities

As of December 31, 2024 and 2023, $368.8 million and $332.5 million of aggregate principal amount of April 2026 Notes, respectively, are held by Parent group entities. The Company recorded net interest expense of $16.7 million and $25.3 million using effective interest rate method on the April 2026 Notes held by Parent group entities for the years ended December 31, 2024 and 2023, respectively.

Recharges by Parent group entities

Pursuant to carve out of BPA as a separate company, cost incurred by Parent group entities to support BPA business has been recharged by Parent group entities. During the years ended December 31, 2024 and 2023, BPA reimbursed $8.2 million and $1.1 million, respectively, to Parent group entities primarily on account of salaries, legal and professional fees and other miscellaneous expenses.

Transactions with XBP Europe Holdings, Inc.

XBP Europe Holdings, Inc. ("XBP Europe") is a subsidiary of Exela and an affiliate of BPA. Historically, XBP Europe has been managed and operated in the ordinary course of business with other affiliates of the Company. Given below are the transactions that occurred with XBP Europe during 2024 and 2023.

Sales: During the historical periods presented, the Company sold high-speed scanners and related products to XBP Europe. Related party revenue, net in the combined and consolidated statements of operations include sales to XBP Europe of $0.1 million and $1.0 million for the years ended December 31, 2024 and 2023, respectively.

Purchase of Products and Services: During the historical periods presented, the Company purchased products and services from XBP Europe. Related party cost of revenue in the combined and consolidated statements of operations include purchases from XBP Europe of $0.4 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively.

Shared Service Center Costs: The historical costs and expenses of XBP Europe include costs for certain shared service functions historically provided by the Company, including, but not limited to accounting and finance, IT and business process operations. Where possible, these charges were allocated based on full-time equivalents (FTE's), formal agreements between the Company and XBP Europe, or other allocation methodologies that Management determined to be a reasonable reflection of the utilization of services provided or the benefit received by XBP Europe and all costs of operating XBP Europe during the periods presented. The allocated shared service expenses and general corporate expenses for the years ended December 31, 2024 and 2023 were $3.8 million and $3.7 million, respectively, and are included in the related party revenue, net in the combined and consolidated statements of operations. In the opinion of management of the Company and XBP Europe, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by XBP Europe during the years ended December 31, 2024 and 2023. The amounts that would have been, or will be incurred, on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had XBP Europe operated as an independent entity, including any expenses associated with obtaining any of these services from the Company. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

Royalty Income: During the historical periods presented, the Company charged royalty fees for allowing XBP Europe to use tradenames and trademarks owned by the Company. The Company earned royalty income of $0 and $0.6 million for the years ended December 31, 2024 and 2023, respectively, included in the related party revenue, net within the combined and consolidated statements of operations.

Service Fee: During the historical periods presented, the Company provided management services to XBP Europe in exchange for a management fee. These management services included provision of legal, human resources, corporate finance, and marketing support. The management fee was calculated based on a weighted average of total external revenue, headcount and total assets attributable to XBP Europe. On October 9, 2022 the management fee was terminated and was replaced by the related party service fee pursuant to certain services agreement, which reduced the fee and modified the services provided. Services provided under the services agreement include sales of certain hardware, operations delivery, finance, accounting, human resource and technology support services. The Company earned total fees of $1.5 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively.

Notes Receivable: The combined and consolidated statements of operations included related party interest income of $0.9 million and $1.9 million for the years ended December 31, 2024 and 2023, respectively, in other income, net relating to certain old terminated Intercompany Loan Agreements with XBP Europe. Further, the Company entered into new four Intercompany Loan Agreements ("new related party notes receivable") with XBP Europe, three of the notes are dated September 4, 2023 (and subsequently amended on September 15, 2023) and one note is dated September 15, 2023. The new related party notes receivable have a ten year term and bear annual interest of 6.0%, due at the end of the term. The combined and consolidated balance sheets included $1.5 million and $1.5 million new related party notes receivable as of December 31, 2024 and 2023, respectively. The combined and consolidated statements of operations included $0.1 million and less than $0.1 million of the related party interest income for the years ended December 31, 2024 and 2023, respectively, in the interest expense, net.

Payable and Receivable/Prepaid Balances with Affiliates

Payable and receivable/prepaid balances with affiliates as of December 31, 2024 and December 31, 2023 were as follows:

	December 31, 2024		December 31, 2023	
	Receivables and Prepaid Expenses	Payables	Receivables and Prepaid Expenses	Payables
HOV Services, Ltd	$ —	$ 620	$ 296	$ —
Rule 14	—	2,626	—	1,918
HGM	831	—	—	9
DOW	—	137	—	11
Aideo Technologies LLC	261	—	—	—
XBP Europe Holdings, Inc.	11,013	—	12,718	—
	$12,105	$3,383	$13,014	$1,938

17. Segment and Geographic Area Information

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approaches the markets and interacts with its clients. The Company is organized into three segments: ITPS, HS, and LLPS.

ITPS: The ITPS segment provides a wide range of solutions and services designed to aid businesses in information capture, processing, decisioning and distribution to customers primarily in the financial services, commercial, public sector and legal industries.

HS: The HS segment operates and maintains an outsourcing business specializing in both the healthcare provider and payer markets.

LLPS: The LLPS segment provides a broad array of support services in connection with class action settlement administration, claims adjudication, labor, employment and other legal matters.

The CODM of the Company is the Company's Chief Executive Officer. The CODM reviews segment profit to evaluate operating segment performance and determine how to allocate resources to operating segments. "Segment profit" is defined as revenue less cost of revenue (exclusive of depreciation and amortization). The Company does not allocate selling, general, and administrative expenses, depreciation and amortization, interest expense, net and sundry expenses (income), net to its reporting segments. The Company manages assets on a total company basis, not by operating segment, and therefore asset information and capital expenditures by operating segments are not presented. A reconciliation of segment profit to net loss before income taxes is presented below. Other than cost of revenue, no expenses are tracked, allocated or reported based segments as the CODM does not review or use financial information below segment profit to manage and direct the resources of the reportable segments.

	Year ended December 31, 2024			
	ITPS	HS	LLPS	Total
Revenue (including related party revenue of $5.8 million)	$546,369	$243,146	$83,175	$ 872,690
Cost of revenue (including related party cost of revenue of $3.3 million, exclusive of depreciation and amortization) . . .	461,643	173,391	52,141	687,175
Segment profit	84,726	69,755	31,034	185,515
Selling, general and administrative expenses (exclusive of depreciation and amortization)				124,440
Depreciation and amortization				50,307
Impairment of goodwill				108,489

	Year ended December 31, 2024			
	ITPS	**HS**	**LLPS**	**Total**
Related party expense				7,720
Interest expense, net				101,939
Debt modification and extinguishment costs (gain), net				363
Sundry income, net				(2,087)
Other income, net				(515)
Net loss before income taxes				$(205,141)

	Year ended December 31, 2023			
	ITPS	**HS**	**LLPS**	**Total**
Revenue (including related party revenue of $5.8 million)	$571,520	$251,380	$80,426	$ 903,326
Cost of revenue (including related party cost of revenue of $2.2 million, exclusive of depreciation and amortization) . . .	477,427	185,796	48,306	711,529
Segment profit	94,093	65,584	32,120	191,797
Selling, general and administrative expenses (exclusive of depreciation and amortization)				114,060
Depreciation and amortization				56,578
Related party expense				9,466
Interest expense, net				154,601
Sundry expense, net				380
Other income, net				(1,337)
Net loss before income taxes				$(141,951)

The following table presents revenues by principal geographic area where the Company's customers are located for the years ended December 31, 2024 and 2023.

	Years ended December 31,	
	2024	**2023**
United States	$847,176	$877,271
Other	25,514	26,055
Total Consolidated Revenue	$872,690	$903,326

18. Subsequent Events

BR Exar AR Facility Amendment and Repayments

During January 1, 2025 through July 1, 2025, certain of the Company's subsidiaries entered into four (4) additional amendments to the BR Exar AR Facility (the "Amendments"), pursuant to which such Company subsidiaries agreed to sell certain existing and future receivables to BREL until such time as BREL shall have collected $17.5 million, net of any costs, expenses or other amounts paid to or owing to the buyer under the agreement. The Company received an aggregate of $15.6 million in net proceeds under the Amendment.

During January 1, 2025 through July 1, 2025, the Company repaid approximately $25.3 million of outstanding principal amount under the BR Exar AR Facility. There was no amount outstanding under the BR Exar AR Facility as of July 1, 2025.

Repurchase of Second Lien Note

During January 1, 2025 through July 1, 2025, the Company repurchased $4.5 million principal amount of the Second Lien Note for a net cash consideration of $4.5 million. Accordingly, the outstanding principal amount under the Second Lien Note was $21.0 million, as of July 1, 2025.

Bankruptcy filing and Debtor-in-Possession Financing

In March of 2025, BPA filed the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of Title 11 of the United States Code. The majority of the Company's long term debt obligations have been reclassified as current pursuant to this filing.

In connection with these Chapter 11 Cases, Exela Finance, Inc. and Exela Intermediate LLC and the guarantors party thereto entered into a debtor-in-possession ("DIP") financing agreement totaling $185.0 million. The DIP facility consists of a total of $80.0 million in new money loans (the "DIP New Money Loans") and $105.0 million in "rolled-up" prepetition notes (the "DIP Roll-up Loans", together with the DIP New Money Loan, the "DIP Facility"). The DIP Facility is critical for Debtor's operations during the Chapter 11 proceedings and its restructuring process. As collateral, the Debtors granted security interests and liens to Ankura Trust Company, LLC, for the benefit of the lenders, with the liens being senior to the prepetition financing agreements, subject to certain limited exceptions.

The DIP Facility loans are due for repayment on the final maturity date being the earliest of August 1, 2025, substantial consummation of a reorganization plan, or other specified events. Interest rates on the loans are 12.00% per annum for New Money Loans and 11.50% per annum for Roll-Up Loans, with interest capitalized monthly on a paid-in-kind (PIK) basis. Prepayment of the loans is allowed at any time with 5 business days' notice, and mandatory prepayments are required in the event of certain transactions, such as asset sales or debt issuances. The outstanding principal amount under the DIP New Money Loans and the DIP Roll-up Loans was $80.0 million and $105.0 million, respectively, as of July 1, 2025.

A premium equal to 5% of equity in reorganized BPA is payable to the backstop commitment parties for their DIP commitment. The premium was earned on the agreement date and is payable on the earlier of the takeback facility exchange date or final maturity date.

Upon the effectiveness of an acceptable reorganization plan, the DIP Facility will convert into notes under an exit facility, subject to limited exceptions pursuant to the terms of a settlement reached among the Debtors and the lenders under the DIP Facility. BPA also agreed to comply with various negative covenants, including restrictions on creating liens, mergers, asset sales, and issuing additional debt. Events of default may trigger acceleration of debt and other remedies by the lenders.

Exhibit: List of BPA Subsidiaries and Affiliates

Subsidiary and Affiliate Name	Subsidiary / Affiliate	Jurisdiction of Formation
DocuData Solutions, L.C.	Subsidiary	Texas
Exela Technologies BPA, LLC	Subsidiary	Delaware
Exela Intermediate, LLC	Subsidiary	Delaware
Exela Finance, Inc.	Subsidiary	Delaware
BancTec (Canada), Inc.	Subsidiary	Ontario
BancTec (Philippines), Inc.	Subsidiary	Philippines
BancTec (Puerto Rico), Inc.	Subsidiary	Delaware
BancTec Group LLC	Subsidiary	Delaware
BancTec India Pvt. Ltd.	Subsidiary	India
BancTec Intermediate Holding, Inc.	Subsidiary	Delaware
BancTec, Inc.	Subsidiary	Delaware
BillSmart Solutions LLC	Subsidiary	Delaware
BTC Ventures, Inc.	Subsidiary	Delaware
Charter Lason, Inc.	Subsidiary	Delaware
CorpSource Holdings, LLC	Subsidiary	Delaware
Deliverex, LLC	Subsidiary	Delaware
DFG2 Holdings, LLC	Subsidiary	Delaware
DFG2, LLC	Subsidiary	Delaware
Digital Mailroom LLC	Subsidiary	Delaware
DrySign, LLC	Subsidiary	Delaware
Economic Research Services, Inc.	Subsidiary	Florida
Exela Enterprise Solutions, Inc.	Affiliate	Delaware
Exela BR SPV, LLC	Subsidiary	Delaware
Exela Receivables 3 Holdco, LLC	Subsidiary	Delaware
Exela Receivables 3, LLC	Subsidiary	Delaware
Exela Technologies India Private Ltd.	Subsidiary	India
Exela XBP, LLC	Subsidiary	Delaware
ExelaPay, LLC	Subsidiary	Texas
FTS Parent Inc.	Subsidiary	Delaware
Glo-X, Inc.	Subsidiary	Oklahoma
HOV Enterprise Services, Inc.	Subsidiary	New Jersey
HOV Services, (Beijing) Ltd.	Subsidiary	China
HOV Services, (Nanchang) Ltd.	Subsidiary	China
HOV Services, Inc.	Subsidiary	Delaware
HOV Services, LLC	Subsidiary	Nevada
HOVG, LLC	Subsidiary	Nevada
Ibis Consulting, Inc.	Subsidiary	Rhode Island
Imagenes Digitales S.A. de C.V.	Subsidiary	Mexico
J & B Software, Inc.	Subsidiary	Pennsylvania
Kinsella Media, LLC	Subsidiary	Delaware
Lason International, Inc.	Subsidiary	Delaware

Subsidiary and Affiliate Name	Subsidiary / Affiliate	Jurisdiction of Formation
LexiCode Healthcare, Inc.	Subsidiary	Philippines
Managed Care Professionals, LLC	Subsidiary	Delaware
Meridian Consulting Group, LLC	Subsidiary	Nevada
NEON Acquisition, LLC	Affiliate	Delaware
Novitex Enterprise Solutions Canada, Inc.	Affiliate	Ontario
Novitex Government Solutions, LLC	Subsidiary	Delaware
Novitex Holdings, Inc.	Subsidiary	Delaware
Novitex Intermediate, LLC	Subsidiary	Delaware
Pacific Northwest United Information Services, LLC	Subsidiary	Washington
Pangea Acquisitions, Inc.	Subsidiary	Delaware
PCH Subscription Services, LLC	Subsidiary	Delaware
Plexus Global Finance, LLC	Subsidiary	Delaware
Promotora de Tecnolgia, S.A. de C.V.	Subsidiary	Mexico
RC4 Capital, LLC	Subsidiary	Delaware
Recognition de Mexico S.A. de C.V.	Subsidiary	Mexico
Recognition Mexico Holding, Inc.	Subsidiary	Delaware
Regulus America LLC	Subsidiary	Delaware
Regulus Group II LLC	Subsidiary	Delaware
Regulus Group LLC	Subsidiary	Delaware
Regulus Holding Inc.	Subsidiary	Delaware
Regulus Integrated Solutions LLC	Subsidiary	Delaware
Regulus West LLC	Subsidiary	Delaware
Rust Consulting, Inc.	Subsidiary	Minnesota
Rustic Canyon III, LLC	Subsidiary	Delaware
S-Corp Philippines, Inc.	Subsidiary	Philippines
Services Integration Group, L.P.	Subsidiary	Delaware
SIG-G.P., L.L.C.	Subsidiary	Delaware
SourceCorp BPS, Inc.	Subsidiary	Delaware
Sourcecorp de Mexico S.A. de C.V.	Subsidiary	Mexico
SourceCorp Legal, Inc.	Subsidiary	Delaware
SourceCorp Management, Inc.	Subsidiary	Texas
SOURCECORP, Incorporated	Subsidiary	Delaware
SourceHOV Canada Company	Subsidiary	Nova Scotia
SourceHOV HealthCare, Inc.	Subsidiary	South Carolina
SourceHOV Holdings, Inc.	Subsidiary	Delaware
SourceHOV India Pvt. Ltd.	Subsidiary	India
SourceHOV LLC	Subsidiary	Delaware
TRAC Holdings, LLC	Subsidiary	Delaware
TransCentra, Inc.	Subsidiary	Delaware
United Information Services, Inc.	Subsidiary	Iowa
Reaktr LLC	Affiliate	Nevada

Item A.   Financial Statements and Exhibit

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES

CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(in thousands of United States dollars)

	March 31, 2025 (Debtor in Possession) (Unaudited)	December 31, 2024 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 18,699	$ 11,635
Restricted cash	38,237	52,432
Accounts receivable, net of allowance for credit losses of $3,929 and $3,279, respectively	44,555	18,663
Related party receivables and prepaid expenses	10,488	12,105
Inventories, net	6,903	7,204
Prepaid expenses and other current assets	27,328	22,358
Total current assets	**146,210**	**124,397**
Property, plant and equipment, net of accumulated depreciation of $196,613 and $193,946, respectively	43,520	45,106
Operating lease right-of-use assets, net	28,988	30,543
Goodwill	39,718	39,718
Intangible assets, net	126,643	132,842
Other noncurrent assets	16,653	17,815
Total assets	**$ 401,732**	**$ 390,421**
Liabilities and Stockholders' Deficit		
Liabilities		
Current liabilities		
Current portion of long-term debt	$ 193,345	$ 1,433,484
Accounts payable	11,809	42,602
Related party payables	270	3,383
Income tax payable	10,933	5,682
Accrued liabilities	4,464	44,898
Accrued compensation and benefits	27,656	68,179
Accrued interest	1,552	80,039
Customer deposits	971	19,900
Deferred revenue	7,759	6,583
Obligation for claim payment	63,644	70,805
Current portion of finance lease liabilities	5,282	5,441
Current portion of operating lease liabilities	9,108	9,210
Total current liabilities	**336,793**	**1,790,206**
Long-term debt, net of current maturities	1,468	1,468
Finance lease liabilities, net of current portion	6,744	6,381
Net defined benefit liability	1,076	1,041
Deferred income tax liabilities	13,691	13,118
Long-term income tax liabilities	8,496	8,285
Operating lease liabilities, net of current portion	22,528	23,907
Other long-term liabilities	557	2,803
Total liabilities not subject to compromise	391,353	1,847,209
Liabilities subject to compromise	1,428,247	—
Total liabilities	**1,819,600**	**1,847,209**
Commitments and Contingencies (Note 7)		
Stockholders' Deficit		
Net parent investment	(1,408,601)	(1,449,634)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(9,267)	(7,154)
Total accumulated other comprehensive loss	(9,267)	(7,154)
Total stockholder's deficit	**(1,417,868)**	**(1,456,788)**
Total liabilities and stockholder's deficit	**$ 401,732**	**$ 390,421**

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(in thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,	
	2025 (Debtor in Possession)	**2024**
Revenue	$190,495	$218,733
Related party revenue, net	1,484	1,012
Cost of revenue (exclusive of depreciation and amortization)	150,645	171,874
Related party cost of revenue	876	622
Selling, general and administrative expenses (exclusive of depreciation and amortization)	22,262	32,938
Depreciation and amortization	10,535	12,550
Related party expense	1,677	1,835
Operating profit (loss)	**5,984**	**(74)**
Other expense (income), net:		
Interest expense, net	23,780	23,433
Debt modification and extinguishment costs (gain), net	109	—
Sundry expense, net	1,312	1,048
Other income, net	(23)	(11)
Loss before reorganization items and income taxes	**(19,194)**	**(24,544)**
Reorganization items	(60,845)	—
Profit (loss) before income taxes	**41,651**	**(24,544)**
Income tax expense	(2,028)	(1,120)
Net profit (loss)	**$ 39,623**	**$ (25,664)**

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(in thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,	
	2025 (Debtor in Possession)	2024
Net profit (loss)	$39,623	$(25,664)
Other comprehensive income (loss), net of tax		
Foreign currency translation adjustments	(2,113)	766
Total other comprehensive (loss) gains, net of tax	(2,113)	766
Comprehensive profit (loss)	$37,510	$(24,898)

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES (DEBTOR IN POSSESSION)

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(in thousands of United States dollars)
(Unaudited)

	Net Parent Investment	Accumulated Other Comprehensive Loss — Foreign Currency Translation Adjustment	Total Stockholders' Deficit
Balances at January 1, 2024	$(1,257,152)	$(4,604)	$(1,261,756)
Net loss January 1, 2024 to March 31, 2024	(25,664)	—	(25,664)
Foreign currency translation adjustment	—	766	766
Equity-based compensation	1,182	—	1,182
Net intercompany transactions with parent group entities	25,380	—	25,380
Balances at March 31, 2024	$(1,256,254)	$(3,838)	$(1,260,092)

	Net Parent Investment	Accumulated Other Comprehensive Loss — Foreign Currency Translation Adjustment	Total Stockholders' Deficit
Balances at January 1, 2025	$(1,449,634)	$(7,154)	$(1,456,788)
Net profit January 1, 2025 to March 31, 2025	39,623	—	39,623
Foreign currency translation adjustment	—	(2,113)	(2,113)
Equity-based compensation	105	—	105
Net intercompany transactions with parent group entities	1,305	—	1,305
Balances at March 31, 2025	$(1,408,601)	$(9,267)	$(1,417,868)

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(in thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,	
	2025 (Debtor in Possession)	2024
Cash flows from operating activities		
Net profit (loss)	$ 39,623	$(25,664)
Adjustments to reconcile net profit (loss) to cash used in operating activities		
Depreciation and amortization	10,535	12,550
Original issue discount, debt premium and debt issuance cost amortization	(17,272)	(16,069)
Reorganization items	(81,383)	—
Interest on BR Exar AR Facility	(669)	(1,110)
Debt modification and extinguishment loss (gain), net	109	—
Provision for credit losses	488	4,252
Deferred income tax provision	375	—
Equity-based compensation expense	105	1,181
Unrealized foreign currency (gain) loss	3	18
Gain on sale of assets	—	(602)
Paid-in-kind interest	—	23,342
Change in operating assets and liabilities		
Accounts receivable	(26,379)	(4,062)
Prepaid expenses and other current assets	1,817	(1,393)
Accounts payable and accrued liabilities	29,181	(20,509)
Related party payables	(185)	3,784
Additions to outsource contract costs	(67)	(136)
Net cash used in operating activities	**(43,719)**	**(24,418)**
Cash flows from investing activities		
Purchase of property, plant and equipment	(1,270)	(2,093)
Additions to internally developed software	(506)	(855)
Proceeds from sale of assets	3	2,649
Net cash used in investing activities	**(1,773)**	**(299)**
Cash flows from financing activities		
Cash paid for debt issuance costs	(57)	—
Principal payments on finance lease obligations	(1,194)	(1,665)
Borrowings from other loans	441	2,050
Cash paid for debt repurchases	—	46
Proceeds from DIP New Money Loans	50,000	—
Borrowing under BR Exar AR Facility	10,675	14,914
Repayments under BR Exar AR Facility	(12,286)	(11,103)
Principal repayments on senior secured term loans, BRCC Revolver and other loans	(9,326)	(2,420)
Net cash provided by financing activities	**38,253**	**1,822**
Effect of exchange rates on cash, restricted cash and cash equivalents	108	(94)
Net (decrease) increase in cash, restricted cash and cash equivalents	**(7,131)**	**(22,989)**
Cash, restricted cash and cash equivalents		
Beginning of period	64,067	53,495
End of period	$ 56,936	$ 30,506
Supplemental cash flow data:		
Income tax payments, net of refunds received	$ 1,219	$ 610
Interest paid	4,356	29,159
Noncash investing and financing activities:		
Assets acquired through right-of-use arrangements	2,315	491
Waiver and consent fee payable added to outstanding balance of Senior Secured Term Loan	—	1,000
Accrued capital expenditures	3	494

The accompanying notes are an integral part of these condensed combined and consolidated financial statements.

EXELA TECHNOLOGIES BPA, LLC, SUBSIDIARIES AND AFFILIATES

NOTES TO THE CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise noted)
(Unaudited)

1. General

These condensed combined and consolidated financial statements should be read in conjunction with the notes to the combined and consolidated financial statements as of and for the year ended December 31, 2024 included in the Exela Technologies BPA, LLC, subsidiaries and affiliates (the "Company", the "Business" or "BPA") annual financial statements for such period (the "2024 Annual Financial Statements").

The accompanying condensed combined and consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America ("GAAP") as they apply to interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These accounting principles require the Company to use estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from the Company's estimates.

The condensed combined and consolidated financial statements are unaudited, but include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the financial position as of end of interim period and the results of operations for the interim period. The interim financial results are not necessarily indicative of results that may be expected for any other interim period or the fiscal year.

Chapter 11 Reorganization

On March 3, 2025, BPA and its USA and Canada domiciled subsidiaries and affiliates other than certain bankruptcy remote entities (the "Debtors") commenced voluntary cases (collectively, the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code §§ 101-1532 in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). The Chapter 11 Cases are being jointly administered under the caption In re DocuData Solutions, L.C., Case No. 25-90023 (CML). The Debtors continue to operate their business as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

Liabilities Subject to Compromise

As a result of the Chapter 11 Cases filings with the Bankruptcy Court, the Company has applied the provisions of Accounting Standards Codification ("ASC") Topic 852, Reorganizations ("ASC 852"), in preparing the accompanying condensed combined and consolidated financial statements. ASC 852 requires that, for periods including and after the filing of a Chapter 11 petition, the consolidated financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, for the period beginning March 2025, pre-petition unsecured and under-secured claims related to debtors that may be impacted by the bankruptcy reorganization are classified as liabilities subject to compromise, which represent liabilities we anticipate will be allowed as claims in the Chapter 11 Cases. These amounts represent our current estimate of known or potential obligations to be resolved in connection with the Chapter 11 Cases and may differ from actual future settlement amounts paid. Differences between liabilities estimated and claims filed, or to be filed, will be investigated and resolved in connection with the claims resolution process. We will continue to evaluate these liabilities throughout the Chapter 11 process and adjust amounts as necessary. Such adjustments may be material.

The following table summarizes our liabilities subject to compromise:

	March 31, 2025
July 2026 Notes	$ 23,953
April 2026 Notes	1,156,061
Accounts payable	44,339
Related party payables	1,311
Accrued liabilities	29,711
Accrued compensation and benefits	38,171
Customer deposits	17,696
Other long-term liabilities	2,577
Current portion of capital lease obligations	290
Interest	114,138
Total liabilities subject to compromise	**$1,428,247**

Amended and Restated Plan Support Agreement

On April 16, 2025 the Company entered into a Plan Support Agreement (as amended, and as may be amended, modified, or supplemented, the "Plan Support Agreement") with an ad hoc group of holders of the Debtors' 11.5% secured notes due April and July 2026 (the "Ad Hoc Group"), Exela Technologies, Inc. ("Exela" or "Parent"), certain non-Debtor subsidiaries of Exela (together with Exela, the "Consenting Exela Entities"), and the other parties thereto. The parties to the Plan Support Agreement have agreed, subject to the satisfaction of certain conditions, to support the Company's reorganization plan in their Chapter 11 Cases. The Plan Support Agreement also reflects a global and comprehensive settlement reached in the Company's Chapter 11 Cases among the Debtors and various stakeholders of the Company. Each of the parties to the Plan Support Agreement have agreed to take all commercially reasonable actions necessary and appropriate to facilitate the Company's restructuring and complete the restructuring transactions contemplated under the Plan Support Agreement.

On May 7, 2025, the Company filed a plan of reorganization (the "Plan") reflecting the proposed restructuring transaction contemplated under the Plan Support Agreement. The Company received conditional approval of its disclosure statement allowing the Company to proceed with soliciting votes on the Plan from those creditors who are entitled to vote on the Plan. The Bankruptcy Court held a hearing on June 23, 2025 to consider final approval of the disclosure statement and confirmation of the Plan. After the conclusion of the hearing, the Bankruptcy Court approved the disclosure statement and confirmed the Plan and entered the confirmation order. Under the terms of the Plan Support Agreement, the Company has a milestone of fourteen (14) days after the Bankruptcy Court confirms the Plan to emerge from Chapter 11.

The material terms of the restructuring transactions contemplated under the Plan are set forth below. Capitalized terms used below but not defined herein have the meanings given such terms in the Plan. The below description of the Plan is not complete and is qualified in its entirety by reference to the full text of the Plan.

- Restructuring Generally: The Plan provides for the equitization or exchange of the claims under the Company's indentures governing the July 2026 Notes and April 2026 Notes, respectively (collectively, "Allowed Notes Claims"), which are included in liabilities subject to compromise in the accompanying March 31, 2025 condensed combined and consolidated balance sheet, through a series of steps resulting in the Holders of Allowed Notes Claims receiving their Pro Rata Shares of a portion of the equity of the Debtors' publicly-traded affiliate, XBP Europe Holdings, Inc. ("XBP"). The intention is for these steps to result in XBP becoming the ultimate parent of Debtors Exela Technologies BPA, LLC, and Neon Acquisition, LLC (and their respective subsidiaries), with the holders of Allowed Notes Claims exchanging their entitlements to equity in those Debtors for newly-issued equity in XBP pursuant to an agreed-upon exchange ratio (the "XBP Transaction"). In addition, XCV-EMEA, LLC will cause the equity it owns in XBP (as its current indirect parent) to be distributed to the holders of Allowed Notes Claims. Certain backstop and funding fees notionally payable in the equity of the Debtors will also be satisfied with newly-issued XBP equity. Holders of allowed general unsecured claims will receive cash consideration through either pro rata participation in the general unsecured claims cash recovery or election to participate in the Convenience Class recovery, all as described in the Plan. All other claims are either unimpaired or receive no recovery, as set forth in the Plan.

- Exit Financing:

  - On the date on which all conditions precedent to closing are met or waived in accordance with the terms of the Plan (the "Effective Date"), the Reorganized Debtors will enter into a new indenture for approximately $180.1 million on the terms set forth in the Exit Facility Documents (as defined in the Plan Support Agreement), pursuant to which all obligations arising under the Company's postpetition, debtor-in-possession financing facility shall be converted into exit notes on a cashless basis, except as otherwise provided for a portion of the Sub-Group debtor-in-possession ("DIP") Lenders' DIP Obligations, as detailed in the Plan.

  - On the Effective Date of the Plan, the Reorganized Debtors will also enter into a supplemental exit facility for approximately $40.0 million, with a possible additional $10.0 million, to replace or refinance the Debtors' prepetition Senior Secured Term Loan dated as of July 11, 2023 (as described under Note 11, Long-Term Debt and Credit Facilities), with either (a) the New Blue Torch Facility or (b) the Gates Exit Facility; provided that if the Debtors enter into the Gates Exit Facility, the Senior Secured Term Loan, including any related guarantees, will be repaid with the proceeds of the Gates Exit Facility.

  - On the Effective Date of the Plan, XBP will provide the XBP Funding in an amount of $18.0 million; in the event the XBP Funding fails to become committed by the deadline for objections established by the Court to confirmation of the Plan or fails to occur on or prior to the Effective Date, and if the Consenting Exela Parties do not instead provide XBP Alternative Funding in the same amount, the Consenting Exela Parties' equity will be reduced as described in the Plan and Disclosure Statement.

  - On the Effective Date, the Consenting Exela Parties shall be bound by a commitment to pay (a) the first $15.0 million of Transaction Tax Liability and (b) any Transaction Tax Liability in excess of $25.0 million, with any amounts of the Transaction Tax Liability between $15.0 million and $25.0 million the obligation of the Reorganized Debtors.

  - Securitization Program: The Reorganized Debtors will continue or replace their existing securitization programs.

The restructuring is expected to reduce the Debtors' funded debt obligations from a total of approximately $1.383 billion to approximately $367.0 million upon emergence from Chapter 11 bankruptcy. Although the Debtors intend to pursue the Restructuring in accordance with the terms set forth in the Plan, there can be no assurance that the Debtors will be successful in completing the Restructuring or consummating the Plan, on different terms or at all.

Reorganization items

We have incurred expenses and losses associated with the reorganization. These items are classified as reorganization items in our consolidated statements of operations. In addition, the unamortized premiums, discounts and debt issuance costs relating to liabilities subject to compromise are written off to reorganization items. The following table summarizes our reorganization items:

	Three Months Ended March 31, 2025
Legal and professional fees	$ 20,538
Derecognition of unamortized debt discount, premium and issuance costs	(81,383)
Reorganization items	**$(60,845)**

Going Concern

The Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. Management's evaluation does not initially take into consideration the potential mitigating effects of management's plans that have not been fully implemented as of the date the financial statements are issued.

In performing this evaluation, the Company concluded that the following conditions raise substantial doubt about its ability to continue as a going concern:

- total accumulated stockholders' deficit of $1,417.9 million as of March 31, 2025; and

- the Company was not able to pay interest payments due in 2025, as extended, which led to a default on the April 2026 Notes (as described below) and contributed to the Company's bankruptcy proceedings (as discussed above). As a result of the default and bankruptcy, and the cross-default provisions, the majority of the debt has been reflected as current. As a result of default on interest payments and the Chapter 11 Cases filed in March 2025, the principal and interest due under the majority of the Company's debt obligations became immediately due and payable.

The Company' plans with respect to this uncertainty include the following actions to improve its available cash balances, liquidity or cash generated from operations:

- completing the process of executing on identified cost savings for fiscal year 2025 and beyond;

- obtaining new financing capital and/ or the refinancing under the bankruptcy restructuring; and

- restructurings including chapter 11 reorganization.

In March 2025, the Company entered into a debtor-in-possession financing agreement totaling $185.0 million. This facility consists of a total of $80.0 million in new money loans and $105.0 million in "rolled-up" prepetition notes. This facility is critical for the Company's operations during the Chapter 11 proceedings and its restructuring process. As of July 1, 2025, BPA has borrowed $80.0 million in the new money loans and pursuant to that converted $105.0 million of prepetition notes in the debtor-in-possession roll-up loans.

In March 2025, the Business through certain of its affiliates and subsidiaries filed for bankruptcy with the intention to restructure its debt (as described above). The Company expects to receive approval of its restructuring plan and emerge from bankruptcy in the near term. However, there can be no assurance that the Company will emerge from bankruptcy or operate profitably if it is successful in restructuring and emerging from bankruptcy, which could result in liquidation. The condensed combined and consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As such, the condensed combined and consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

As a result of the Chapter 11 filing, the realization of assets and the satisfaction of liabilities are subject to uncertainty. While operating as debtors-in-possession under Chapter 11, we may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in these condensed combined and consolidated financial statements. Further, the plan of reorganization could materially change the amounts and classifications of assets and liabilities reported in these condensed combined and consolidated financial statements.

2.   New Accounting Pronouncements

Recently Issued Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2024-04, *Debt — Debt with Conversions and Other Option (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*, which amends ASC 470-20 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion. This ASU is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its condensed combined and consolidated financial statements.

In November 2024, the FASB issued ASC 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. This new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently assessing the impact this ASU will have on the condensed combined and consolidated financial statements and footnote disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, which requires an annual tabular effective tax rate reconciliation disclosure including information for specified categories and jurisdiction levels, as well as, disclosure of income taxes paid, net of refunds received, disaggregated by federal, state/local, and significant foreign jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. For non-public business entities, the amendments will be effective for annual periods starting after December 15, 2025. The Company is currently evaluating the impact that adopting this standard will have on its condensed combined and consolidated financial statements.

3.   **Significant Accounting Policies**

The information presented below supplements the Significant Accounting Policies information presented in the 2024 Annual Financial Statements.

Use of Estimates in Preparation of the Condensed Combined and Consolidated Financial Statements

Estimates and judgments relied upon in preparing these condensed combined and consolidated financial statements include revenue recognition for multiple element arrangements, allowance for expected credit losses, equity-based compensation, income taxes, depreciation, amortization, employee benefits, contingencies, goodwill, intangible assets, right of use assets and obligation, pension obligations, pension assets, and asset and liability valuations. The Company regularly assesses these estimates and records changes in estimates in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue by first evaluating whether a performance obligation exists. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of the Company's material sources of revenue are derived from contracts with customers, primarily relating to the provision of business and transaction processing services within each of the Company's segments. The Company does not have any significant extended payment terms, as payment is received shortly after goods are delivered or services are provided.

Nature of Services

The Company's primary performance obligations are to stand ready to provide various forms of business processing services, consisting of a series of distinct services, but that are substantially the same, and have the same pattern of transfer over time, and accordingly are combined into a single performance obligation. The Company's obligation to its customers is typically to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the customers' use (i.e., number of transactions processed, requests fulfilled, etc.); as such, the total transaction price is variable. The Company allocates variable fees to the single performance obligation charged to the distinct service period in which the Company has the contractual right to bill under the contract.

Disaggregation of Revenues

The Company is organized into three segments: Information & Transaction Processing Solutions ("ITPS"), Healthcare Solutions ("HS"), and Legal & Loss Prevention Services ("LLPS") (See Note 11 — *Segment and Geographic Area Information*). The following tables disaggregate revenue from contracts by segment and by geographic region for the three months ended March 31, 2025 and 2024:

| | Three Months Ended March 31, | | | | | | | |
| | 2025 | | | | 2024 | | | |
	ITPS	HS	LLPS	Total	ITPS	HS	LLPS	Total
U.S.A.	$119,838	$47,330	$18,524	$185,692	$130,722	$64,852	$17,819	$213,393
Other	6,287	—	—	6,287	6,352	—	—	6,352
Total	$126,125	$47,330	$18,524	$191,979	$137,074	$64,852	$17,819	$219,745

Contract Balances

The following table presents contract assets, contract liabilities and contract costs recognized at March 31, 2025, December 31, 2024 and January 1, 2024:

	March 31, 2025	December 31, 2024	January 1, 2024
Accounts receivable, net	$44,555	$18,663	$42,833
Deferred revenues[1]	8,274	6,940	6,466
Customer deposits	971	19,900	23,302
Costs to obtain and fulfill a contract	1,137	1,164	1,397

_____

(1) Including $0.5 million and $0.4 million of non-current portion of deferred revenues included in the other long-term liabilities on condensed combined and consolidated balance sheets as of March 31, 2025 and December 31, 2024, respectively. Non-current portion of deferred revenues was $1.0 million as of January 1, 2024.

The following table describes the changes in the allowance for expected credit losses for the three months ended March 31, 2025 (all related to accounts receivables):

	March 31, 2025
Balance at January 1, of the allowance for expected credit losses	$3,279
Provision for expected loss	488
Write-off charged against the allowance	346
Recoveries collected	(212)
Foreign currency exchange rate adjustment	28
Balance at March 31, of the allowance for expected credit losses	$3,929

Accounts receivable, net includes $12.6 million and $13.5 million as of March 31, 2025 and December 31, 2024, respectively, representing amounts not yet billed to customers. The Company has accrued the unbilled receivables for work performed in accordance with the terms of contracts with customers.

Deferred revenues relate to payments received in advance of performance under a contract. A significant portion of this balance relates to maintenance contracts or other service contracts where the Company received payments for upfront conversions or implementation activities which do not transfer a service to the customer but rather are used in fulfilling the related performance obligations that transfer over time. The advance consideration received from customers is deferred over the contract term. The Company recognized revenue of $4.0 million during the three months ended March 31, 2025, that had been deferred as of December 31, 2024. The Company recognized revenue of $2.5 million during the three ended March 31, 2024, that had been deferred as of January 1, 2024. The Company recognized revenue of $5.8 million during the year ended December 31, 2024 that had been deferred as of January 1, 2024.

Costs incurred to obtain and fulfill contracts are deferred and presented as part of intangible assets, net and expensed on a straight-line basis over the estimated benefit period. The Company recognized $0.1 million and $0.2 million of amortization for these costs for the three months ended March 31, 2025 and 2024, respectively, within depreciation and amortization expense in the Company's condensed combined and consolidated statements of operations. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment and can be separated into two principal categories: contract commissions and fulfillment costs. Applying the practical expedient in ASC 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred, if the amortization period would have been one year or less. These costs are included in selling, general and administrative expenses. The effect of applying this practical expedient was not material.

Customer deposits consist primarily of amounts received from customers in advance for postage. These advanced postage deposits are used to cover the costs associated with postage, with the corresponding postage revenue being recognized as services are performed.

Performance Obligations

At the inception of each contract, the Company assesses the goods and services promised in its contracts and identify each distinct performance obligation. The majority of the Company's contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts. For the majority of the Company's business and transaction processing service contracts, revenues are recognized as services are provided based on an appropriate input or output method, typically based on the related labor or transactional volumes.

Certain of the Company's contracts have multiple performance obligations, including contracts that combine software implementation services with post-implementation customer support. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company estimates its expected costs of satisfying a performance obligation and adds an appropriate margin for that distinct good or service. The Company also uses the adjusted market approach whereby it estimates the price that customers in the market would be willing to pay. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract. Certain of the Company's software implementation performance obligations are satisfied at a point in time, typically when customer acceptance is obtained.

When evaluating the transaction price, the Company analyzes, on a contract-by-contract basis, all applicable variable consideration. The nature of the Company's contracts gives rise to variable consideration, including volume discounts, contract penalties, and other similar items that generally decrease the transaction price. The Company estimates these amounts based on the expected amount to be provided to customers and reduce revenues recognized. The Company does not anticipate significant changes to its estimates of variable consideration.

The Company includes reimbursements from customers, such as postage costs, in revenue, while the related costs are included in cost of revenue.

Transaction Price Allocated to the Remaining Performance Obligations

In accordance with optional exemptions available under GAAP, the Company does not disclose the value of unsatisfied performance obligations for (a) contracts with an original expected length of one year or less, and (b) contracts for which variable consideration relates entirely to an unsatisfied performance obligation, which comprise the majority of the Company's contracts. The Company has certain non-cancellable contracts where the Company receives a fixed monthly fee in exchange for a series of distinct services that are substantially the same and have the same pattern of transfer over time, with the corresponding remaining performance obligations as of March 31, 2025 in each of the future periods below:

Estimated Remaining Fixed Consideration for Unsatisfied Performance Obligations

Remainder of 2025	$ 8,316
2026	8,288
2027	6,605
2028	3,332
2029	515
2030 and thereafter	291
Total	$27,347

4. Intangible Assets and Goodwill

Intangible Assets

Intangible assets are stated at cost or acquisition-date fair value less accumulated amortization and consists of the following:

	March 31, 2025		
	Gross Carrying Amount[a]	Accumulated Amortization	Intangible Asset, net
Customer relationships	$490,171	$(393,621)	$ 96,550
Developed technology	88,554	(88,554)	—
Trade names[b]	5,300	—	5,300
Outsource contract costs	17,727	(16,590)	1,137
Internally developed software	56,792	(48,740)	8,052
Purchased software	26,749	(11,145)	15,604
Intangibles, net	$685,293	$(558,650)	$126,643

	December 31, 2024		
	Gross Carrying Amount[a]	Accumulated Amortization	Intangible Asset, net
Customer relationships	$490,166	$(388,565)	$101,601
Developed technology	88,554	(88,501)	53
Trade names[b]	5,300	—	5,300
Outsource contract costs	17,660	(16,496)	1,164
Internally developed software	56,285	(47,610)	8,675
Purchased software	26,749	(10,700)	16,049
Intangibles, net	$684,714	$(551,872)	$132,842

(a) Amounts include intangible assets acquired in business combinations and asset acquisitions.

(b) The carrying amount of trade names for 2025 and 2024 is net of accumulated impairment losses of $44.1 million. Carrying amount of $5.3 million as at March 31, 2025 represents indefinite-lived intangible assets.

Aggregate amortization expense related to intangible assets was $6.8 million for the three months ended March 31, 2025. Aggregate amortization expense related to intangible assets was $8.9 million for the three months ended March 31, 2024.

Estimated intangibles amortization expense for the next five years and thereafter consists of the following:

	Estimated Amortization Expense
Remainder of 2025	$ 19,256
2026	21,568
2027	18,133
2028	13,634
2029	11,872
2030 and thereafter	36,880
Total	$121,343

Goodwill

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approaches the markets and interacts with customers. The Company is organized into three segments: ITPS, HS, and LLPS (See Note 11 — *Segment and Geographic Area Information*).

Goodwill by reporting segment consists of the following:

	Balances as at January 1, 2025[a]	Additions	Deletions	Impairments	Currency Translation Adjustments	Balances as at March 31, 2025[a]
HS	$20,853	$ —	$ —	$ —	$ —	$20,853
LLPS	18,865	—	—	—	—	18,865
Total	$39,718	$ —	$ —	$ —	$ —	$39,718

	Balances as at January 1, 2024[a]	Additions	Deletions	Impairments	Currency Translation Adjustments	Balances as at December 31, 2024[a]
ITPS	$ 41,891	$ —	$ —	$ (42,556)	$665	$ —
HS	86,786	—	—	(65,933)	—	20,853
LLPS	18,865	—	—	—	—	18,865
Total	$147,542	$ —	$ —	$(108,489)	$665	$39,718

(a) The goodwill amount for all periods presented is net of accumulated impairment amounts. Accumulated impairment relating to ITPS was $487.7 million as at January 1, 2024. Accumulated impairment relating to HS was $65.9 million as at March 31, 2025 and January 1, 2025. Accumulated impairment relating to LLPS was $243.4 million as at March 31, 2025 and January 1, 2025.

5. Long-Term Debt and Credit Facilities

Disclosure under this footnote should be read in conjunction with chapter 11 reorganization disclosure included under Note 1, *General.*

July 2026 Notes

As of March 31, 2025, there was outstanding $24.0 million aggregate principal amount of 11.5% First-Priority Senior Secured Notes scheduled to mature July 15, 2026 (the "July 2026 Notes") included in liabilities subject to compromise in the condensed combined and consolidated balance sheet as at March 31, 2025. The July 2026 Note were issued by Exela Intermediate LLC and Exela Finance Inc. (together, the "Issuers"), wholly-owned subsidiaries of the Company. The July 2026 Notes are guaranteed by nearly all U.S. subsidiaries of Exela Intermediate LLC. The July 2026 Notes bear interest at a rate of 11.5% per year. The Company is required to pay interest on the July 2026 Notes on January 15 and July 15 of each year, and commenced making such interest payments on July 15, 2022. The Issuers may redeem the July 2026 Notes in whole or in part from time to time, at a redemption price of 100%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

Senior Secured April 2026 Notes

On July 11, 2023, the Issuers, certain guarantors and U.S. Bank Trust Company, National Association, as trustee, entered into an indenture (the "April 2026 Notes Indenture") governing the 11.5% First-Priority Senior Secured Notes scheduled to mature April 15, 2026 (the "April 2026 Notes"), and the Issuers issued approximately $1,017.0 million aggregate principal amount of the April 2026 Notes as consideration for the exchange of $1,271.2 million aggregate principal amount of the Issuers' existing July 2026 Notes pursuant to a public exchange offer (the "2023 Exchange"), which was equivalent to issuing $800 of the April 2026 Notes per $1,000 principal amount of the existing July 2026 Notes. The Company recorded $205.5 million of premium on exchange of notes as part of the 2023 Exchange, which is being reduced following effective interest rate method as contractual interest payments are made on the April 2026 Notes. As of the date of filing the Chapter 11 Cases filing, approximately $82.0 million of unamortized premium remained which was written off as a reorganization item gain.

Interest on the April 2026 Notes accrued at 11.5% per annum and was paid semi-annually, in arrears, on January 15 and July 15 of each year, beginning July 15, 2023. Interest was payable in cash or in kind by issuing additional April 2026 Notes (or increasing the principal amount of the outstanding April 2026 Notes) ("PIK Interest") as described below: (A) for the July 15, 2023 interest payment date, such interest was paid in kind as PIK Interest, (B) for each interest payment date from and including the January 15, 2024 interest payment date through and including the July 15, 2024 interest payment date, such interest should have been paid in cash in an amount equal to (i) 50% of such interest plus (ii) an amount not to exceed an amount that, pro forma for such payment, would leave the issuers with Unrestricted Cash (as defined in the April 2026 Notes Indenture) of at least $15.0 million, with the remaining interest paid in kind as PIK Interest, and (C) for interest payment dates falling on or after January 15, 2025, such interest should have been paid in cash.

On January 15, 2024, the Company issued $42.5 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest due on January 15, 2024 in respect of the April 2026 Notes. On July 15, 2024, the Company issued $44.2 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest due on July 15, 2024 in respect of the April 2026 Notes. In March 2025, $75.0 million aggregate principal amount of the April 2026 Notes converted into the DIP Roll-up Loans (as described below) and $1,156.1 million aggregate principal amount of the April 2026 Notes remained outstanding as of March 31, 2025 which is included in liabilities subject to compromise in the condensed combined and consolidated balance sheet as at March 31, 2025. The Company was not able to pay interest payments due on January 15, 2025, as extended, which led to a default on the April 2026 Notes and contributed to the Company's bankruptcy proceedings.

The Issuers' obligations under the April 2026 Notes and the April 2026 Notes Indenture are irrevocably and unconditionally guaranteed, jointly and severally, by the same guarantors (the "Guarantors") that guarantee the July 2026 Notes (other than certain guarantors that have ceased to have operations or assets) and by certain of the Issuers' other affiliates (the "Affiliated Guarantors"). The April 2026 Notes and the related guarantees are first-priority senior secured obligations of the Issuers, the Guarantors and Affiliated Guarantors.

The April 2026 Notes Indenture contains covenants that limit the Issuers' and the Affiliated Guarantors and their respective subsidiaries' ability to, among other things, (i) incur or guarantee additional indebtedness, (ii) pay dividends or distributions on, or redeem or repurchase, capital stock and make other restricted payments, (iii) make investments, (iv) consummate certain asset sales, (v) engage in certain transactions with affiliates, (vi) grant or assume certain liens and (vii) consolidate, merge or transfer all or substantially all of their assets. These covenants are subject to a number of important limitations and exceptions. In addition, upon the occurrence of specified change of control events, the Issuers must offer to repurchase the April 2026 Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. The April 2026 Notes Indenture also provides for events of default, which, required the principal, premium, if any, interest and any other monetary obligations on all of the then outstanding April 2026 Notes to be due and payable immediately when the Company defaulted on the interest payment due on January 15, 2025.

Senior Secured Term Loan

On July 11, 2023, Exela Intermediate LLC and Exela Finance Inc., wholly-owned subsidiaries of the Company, entered into a financing agreement with certain lenders and Blue Torch Finance LLC, as administrative agent, pursuant to which the lenders extended a $40.0 million term loan ("Senior Secured Term Loan"). On the same date, the Company used proceeds of this term loan to repay a corresponding amount of its existing debt. On January 12, 2024, $1.0 million of certain waiver and consent fees payable by subsidiaries of the Company under the term of Senior Secured Term Loan were added to outstanding balance of the Senior Secured Term Loan.

The Senior Secured Term Loan shall be, at the option of the Company, either a Reference Rate Loan, or a Secured Overnight Financing Rate ("SOFR") Loan. Each portion of the Senior Secured Term Loan that is a Reference Rate Loan bears interest on the principal amount outstanding from the date of the Senior Secured Term Loan until repaid, at a rate per annum equal to the Reference Rate plus the Applicable Margin. "Reference Rate" for any period means the greatest of (i) 4.00% per annum, (ii) the federal funds rate plus 0.50% per annum, (iii) the Adjusted Term SOFR (which rate shall be calculated based upon an interest period of 1 month and shall be determined on a daily basis) plus 1.00% per annum, and (iv) the rate last quoted by the Wall Street Journal as the "Prime Rate" in the United States. "Applicable Margin," with respect to the interest rate of (a) any Reference Rate Loan is 10.39% per annum, and (b) any SOFR Rate Loan is 11.39% per annum. SOFR Rate Loans shall bear interest on the principal amount outstanding, at a rate per annum equal to the Adjusted Term SOFR rate for the Interest Period in effect for the Term Loan plus Applicable Margin. "Adjusted Term SOFR" means the rate per annum equal to Term SOFR for such calculation, plus 0.26161%. "Term SOFR," for calculation with respect to a SOFR Rate Loan, is the per annum forward-looking term rate based on secured overnight financing rate for a tenor comparable to the applicable interest period on the day that is two business days prior to the first day of such interest period. However, with respect to a Reference Rate Loan, "Term SOFR" means the per annum forward-looking term rate based on secured overnight financing rate for a tenor of three months on the day that is two business days prior to such day. If Term SOFR as so determined shall ever be less than 4.00%, then Term SOFR shall be deemed to be 4.00%.

The Company may, at any time, elect to have interest on all or a portion of the loans be charged at a rate of interest based upon Term SOFR (the "SOFR Option") by notifying the administrative agent at least three (3) business days prior to the proposed change. Such notice needs to be provided in the case of the continuation of a SOFR Rate Loan as a SOFR Rate Loan on the last day of the then current interest period. The Company shall have not more than 5 SOFR Rate Loans in effect at any given time, and only may exercise the SOFR Option for SOFR Rate Loans of at least $500,000 and integral multiples of $100,000 in excess thereof.

As of March 31, 2025, there were borrowings of $38.5 million outstanding under the Senior Secured Term Loan included in current portion of long-term debt in the condensed combined and consolidated balance sheet as at March 31, 2025. The scheduled maturity date of the Senior Secured Term Loan is January 14, 2026.

The Company may, at any time, prepay the principal of the Senior Secured Term Loan. Each prepayment shall be accompanied by the payment of accrued interest and the applicable premium, if any. Each prepayment shall be applied against the remaining installments of principal due on the Senior Secured Term Loan in the inverse order of maturity. The applicable premium shall be payable in the form of a make-whole amount if prepayment is made within one year of the borrowing date (the "First Period"). If optional prepayment is made after the year one anniversary of the borrowing date to the date of the two-year anniversary (the "Second Period"), the applicable premium shall be an amount equal to 1% times the amount of the principal amount of the Senior Secured Term Loan being paid on such date. The applicable premium shall be zero in case of prepayment after the date of the two-year anniversary of the borrowing date. Further, during the Second Period, if the prepayment is because of an event of default or termination of contract for any reason, the applicable premium shall be 1% times the aggregate principal amount of the Senior Secured Term Loan outstanding on such date.

The Senior Secured Term Loan contains customary events of default, cross-default provisions, affirmative and negative covenants, including limitation on the Company's and certain of its subsidiaries' ability to create, incur or allow certain liens; enter into sale and lease-back transactions; make any restricted payments; undergo fundamental changes, as well as certain financial covenants. The cross-default provisions are triggered if the parent, borrower, affiliates, or significant subsidiaries defaults on any debt that is greater than $25 million if the effect of such default or event is to (i) accelerate, or to permit the acceleration of, the maturity of such indebtedness; (ii) allow such indebtedness to be declared due and payable or (iii) required such indebtedness to be prepaid (other than by a regularly scheduled required prepayment) or redeemed, in each case, prior to the stated maturity thereof.

BR Exar AR Facility

On February 12, 2024, certain of the Company's subsidiaries entered into a receivables purchase agreement with BR Exar, LLC ("BREL"), an affiliate of B. Riley Commercial Capital, LLC (as subsequently amended on February 29, 2024, March 29, 2024, March 31, 2024, April 24, 2024, May 24, 2024, June 25, 2024, July 29, 2024, August 13, 2024, August 30, 2024, September 27, 2024, October 30, 2024, November 26, 2024, December 30, 2024, January 23, 2025, February 14, 2025 and February 28, 2025 (the "BR Exar AR Facility")). The Company received an aggregate of $10.6 million, net of legal and other fees of $0.1 million, under the BR Exar AR Facility amendments executed during the three months ended March 31, 2025. Under the terms of the BR Exar AR Facility amendments executed during the three months ended March 31, 2025, certain of the Company's subsidiaries agreed to sell certain existing receivables and all of their future receivables to BREL until such time as BREL shall have collected $11.1 million, net of any costs, expenses or other amounts paid to or owing to the buyer under the agreement. BREL collected $13.0 million under the BR Exar AR Facility during the period from January 2025 to March 2025. As of March 31, 2025 and December 31, 2024, there was a $6.0 million and $7.8 million of outstanding balance, respectively, under the BR Exar AR Facility included in current portion of long-term debt in the condensed combined and consolidated balance sheets.

Under the BR Exar AR Facility, transfers of accounts receivable from certain of the Company's subsidiaries are treated as secured borrowings under ASC 860, Transfers and Servicing and are not accounted for as a reduction in accounts receivable because the agreements do not transfer effective control over and risk related to the accounts receivable to BREL. Accordingly, the Company treated total of $0.1 million of legal fee and other expense incurred under the BR Exar AR Facility as debt issuances cost and $0.4 million of difference between the net proceeds received by the Company and total amount collected by BREL under the BR Exar AR Facility as original issue discount during the three months ended March 31, 2025. Amortizations of the debt issuance cost and original issue discount relating to the BR Exar AR Facility are included in interest expense, net in the combined and consolidated statements of operations.

Second Lien Note

On February 27, 2023, the SPEs and B. Riley Commercial Capital, LLC entered into a new Secured Promissory Note (which was subsequently assigned to BRF Finance) pursuant to which B. Riley Commercial Capital, LLC agreed to lend up to $35.0 million secured by a second lien pledge of the Securitization Borrower (the "Second Lien Note"). The Second Lien Note is scheduled to mature on June 17, 2025 and bears interest at a per annum rate of one-month Term SOFR plus 7.5%. The SPEs are party to the Amended Receivables Purchase Agreement, thus the transactions necessitated amendments to that agreement and related documents to permit the addition of subordinated debt and additional borrowing capacity into that transaction structure, in addition to providing for a $5.0 million fee to the lenders for facilitating the transaction.

During the year ended December 31, 2024, the Company repurchased $6.0 million principal amount of the Second Lien Note for a net cash consideration of $6.0 million. During the three months ended March 31, 2025, the Company repurchased $4.0 million principal amount of the Second Lien Note for a net cash consideration of $4.0 million. As of March 31, 2025, there were borrowings of $21.5 million outstanding under the Second Lien Note payable at maturity included in current portion of long-term debt in the condensed combined and consolidated balance sheet as at March 31, 2025.

Securitization Facility

On June 17, 2022, the Company entered into an amended and restated receivables purchase agreement (as amended, the "Amended Receivables Purchase Agreement") under an existing $150.0 million securitization facility (the "Securitization Facility") among certain of the Company's subsidiaries, Exela Receivables 3, LLC (the "Securitization Borrower"), Exela Receivables 3 Holdco, LLC (the "Securitization Parent SPE," and together with the Securitization Borrower, the "SPEs") and certain global financial institutions (the "Purchasers"). The Amended Receivables Purchase Agreement extended the term of the Securitization Facility such that the SPEs may sell certain accounts receivable to the Purchasers until June 17, 2025. Under the Amended Receivables Purchase Agreement, transfers of accounts receivable from the SPEs are treated as sales and are accounted for as a reduction in accounts receivable, because the agreement transfers effective control over and risk related to the accounts receivable to the Purchasers. The Company and related subsidiaries have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities, and, once sold, the accounts receivable are no longer available to satisfy creditors of the Company, the operating subsidiaries of the Company that agreed to sell receivables in connection with the Securitization Facility (the "Securitization Originators"), or any other relevant subsidiaries.

The sales of accounts receivable under the Amended Receivables Purchase Agreement are transacted at 100% of the face value of the relevant accounts receivable, resulting in derecognition of the accounts receivable from the Company's consolidated balance sheet. The Company de-recognized $509.0 million of accounts receivable under this agreement during the year ended December 31, 2024. The amount remitted to the Purchasers during fiscal year 2024 was $508.2 million. The Company de-recognized $117.5 million and $127.3 million of accounts receivable under this agreement during the three months ended March 31, 2025 and 2024, respectively. The amount remitted to the Purchasers during the three months ended March 31, 2025 and 2024 was $114.1 million and $135.9 million, respectively. Unsold accounts receivable of $30.7 million and $26.2 million were pledged by the SPEs as collateral to the Purchasers as of March 31, 2025 and December 31, 2024, respectively. These pledged accounts receivables are included in accounts receivable, net in the condensed combined and consolidated balance sheets. The program resulted in a pre-tax loss of $1.9 million and $1.6 million for the three months ended March 31, 2025 and 2024, respectively.

The fair value of the sold accounts receivable approximated their book value due to their short-term nature. Sold accounts receivable are presented as a change in receivables within operating activities in the combined and consolidated statements of cash flows.

Debtor-in-Possession Financing

On March 3, 2025, the Debtors filed the Chapter 11 Cases. In connection with these Chapter 11 Cases, Exela Finance, Inc. and Exela Intermediate LLC and the guarantors party thereto entered into a debtor-in-possession ("DIP") financing agreement totaling $185.0 million. The DIP facility consists of a total of $80.0 million in new money loans (the "DIP New Money Loans") and $105.0 million in "rolled-up" prepetition notes (the "DIP Roll-up Loans", together with the DIP New Money Loan, the "DIP Facility"). The DIP Facility is critical for Debtor's operations during the Chapter 11 proceedings and its restructuring process. As collateral, the Debtors granted security interests and liens to Ankura Trust Company, LLC, for the benefit of the lenders, with the liens being senior to the prepetition financing agreements, subject to certain limited exceptions.

The DIP Facility loans are due for repayment on the final maturity date being the earliest of August 1, 2025, substantial consummation of a reorganization plan, or other specified events. Interest rates on the loans are 12.00% per annum for New Money Loans and 11.50% per annum for Roll-Up Loans, with interest capitalized monthly on a paid-in-kind (PIK) basis. Prepayment of the loans is allowed at any time with 5 business days' notice, and mandatory prepayments are required in the event of certain transactions, such as asset sales or debt issuances. As of March 31, 2025, $50.0 million in the DIP New Money Loans and $75.0 million of the DIP Roll-up Loans were outstanding included in current portion of long-term debt in the condensed combined and consolidated balance sheet as at March 31, 2025.

A premium equal to 5% of equity in reorganized BPA is payable to the backstop commitment parties for their DIP commitment. The premium was earned on the agreement date and is payable on the earlier of the takeback facility exchange date or final maturity date.

Upon the effectiveness of an acceptable reorganization plan, the DIP Facility will convert into notes under an exit facility, subject to limited exceptions pursuant to the terms of a settlement reached among the Debtors and the lenders under the DIP Facility. BPA also agreed to comply with various negative covenants, including restrictions on creating liens, mergers, asset sales, and issuing additional debt. Events of default may trigger acceleration of debt and other remedies by the lenders.

Long-Term Debt Outstanding

The Company was not able to pay interest payments during the three months ended March 31, 2025, as extended, which led to a default on the April 2026 Notes and contributed to the Company's bankruptcy proceedings. As a result of the default and bankruptcy, and the cross-default provisions, the majority of the debt has been reflected as current. As of December 31, 2024 and 2023, the following debt instruments were outstanding:

	March 31, 2025	December 31, 2024
Other[a]	$ 6,084	$ 11,324
Secured borrowings under BR Exar AR Facility[b]	5,436	7,030
Senior secured term loan maturing January 14, 2026[c]	37,188	36,936
July 2026 Notes maturing July 15, 2026[d]	—	23,200
April 2026 Notes maturing April 15, 2026[e]	—	1,331,953
Second lien note maturing June 17, 2025[f]	21,125	24,509
DIP New Money Loans[g]	49,980	—
DIP Roll-up Loans	75,000	—
Total debt	194,813	1,434,952
Less: Current portion of long-term debt	(193,345)	(1,433,484)
Long-term debt, net of current maturities[h]	$ 1,468	$ 1,468

(a) Other debt represents outstanding loan balances associated with various hardware and software purchases, and maintenance and leasehold improvements, along with other loans and receivables factoring arrangements entered into by subsidiaries of the Company.

(b) Net of unamortized net original issue discount of $0.5 million and less than $0.1 million of debt issuance as of March 31, 2025; and net of unamortized net original issue discount of $0.7 million and less than $0.1 million of debt issuance as of December 31, 2024.

(c) Net of unamortized debt issuance costs of $0.8 million and net original issue discount of $0.5 million as of March 31, 2025; and net of unamortized debt issuance costs of $1.0 million and net original issue discount of $0.6 million as of December 31, 2024.

(d) Net of unamortized net original issue discount of $0.6 million and debt issuance costs of $0.2 million as of December 31, 2024. Following chapter 11 bankruptcy filing, July 2026 Notes are reclassified to liabilities subject to compromise on the condensed combined and consolidated balance sheet as of March 31, 2025. Refer to Note 1, *General*.

(e) Inclusive of unamortized net debt exchange premium of $100.9 million as of December 31, 2024. Following chapter 11 bankruptcy filing, April 2026 Notes are reclassified to liabilities subject to compromise on the condensed combined and consolidated balance sheet as of March 31, 2025. Refer to Note 1, *General*.

(f) Net of unamortized debt issuance costs of $0.4 million and $1.0 million as of March 31, 2025 and December 31, 2024, respectively.

(g) Net of unamortized debt issuance costs of less than $0.1 million as of March 31, 2025.

(h) Represents long term notes payable relating to acquisition of assets. This is not subject to default provisions based on filing for the bankruptcy or a cross-default provision.

6. Income Taxes

The Company applies an estimated annual effective tax rate ("ETR") approach for calculating a tax provision for interim periods, as required under GAAP. The Company recorded an income tax expense of $2.0 million and $1.1 million for the three months ended March 31, 2025 and 2024, respectively.

The Company's ETR of (4.9)% for the three months ended March 31, 2025 differed from the expected U.S. statutory tax rate of 21.0% and was primarily impacted by permanent tax adjustments, state and local current tax expense, foreign operations, and valuation allowances, including valuation allowances on a portion of the Company's deferred tax assets on U.S. disallowed interest expense carryforwards under the provisions of The Tax Cuts and Jobs Act ("TCJA").

The Company's ETR of (4.9)% for the three months ended March 31, 2024 differed from the expected U.S. statutory tax rate of 21.0% and was primarily impacted by permanent tax adjustments, state and local current expense, foreign operations, remeasurement of existing uncertain tax positions and valuation allowances, including valuation allowances on a portion of the Company's deferred tax assets on U.S. disallowed interest expense carryforwards created by the provisions of the TCJA.

During the three months ended March 31, 2025, the Company's liability for unrecognized tax benefits (including interest and penalty) increased by $0.1 million due to India and Canada.

The Organization for Economic Co-operation and Development reached agreement on Pillar Two Model Rules ("Pillar Two") to implement a minimum 15.0% tax rate on certain multinational companies. Participating countries are in various stages of proposing and enacting tax laws to implement the Pillar Two framework. We determined these rules did not have a material impact on our taxes for the three months ended March 31, 2025 and will continue to evaluate the impact of these proposals and legislative changes as new guidance emerges.

7. Commitments and Contingencies

Contract Claim

On October 24, 2018, HOV Services, Inc., a subsidiary of the Company ("HOV Services"), filed a lawsuit against ASG Technologies Group, Inc. ("ASG") that sought to terminate the renewal of licensing agreement between the parties. HOV Services alleged that the licensing agreement was renewed under duress and brought claims against ASG under the Computer Fraud and Abuse Act, 18 U.S.C. § 1030 et seq., the Stored Communications Act, 18 U.S.C. § 2701 et seq., and various common law doctrines. ASG subsequently brought counterclaims asserting breach of contract and other allegations. On February 27, 2024, a judge granted ASG's motion for directed verdict on its breach of contract claim and awarded ASG $2.5 million in damages plus interest. On February 29, 2024, the jury found in favor of ASG on all remaining claims and awarded ASG damages in the amount of approximately $0.7 million plus interest, for a total award of approximately $4.7 million in the case. On December 31, 2024, the parties entered into a settlement agreement under which the Company agreed to pay a total of $5.1 million over three (3) equal installments starting in

January 2025 to fully resolve this matter. On January 3, 2025, the Company paid the first installment of $1.7 million. The remaining two outstanding installments are subject to authorization as part of Chapter 11 Case proceedings under the Bankruptcy Court. As of March 31, 2025 and December 31, 2024, the Company accrued $3.4 million and $5.1 million for this matter included in accrued liabilities on the condensed combined and consolidated balance sheets.

Business Interruption Insurance Claim

During the second half of 2022, the Company experienced a network security incident (the "2022 Network Outage") impacting certain of the Company's operational and information technology systems. As a result of the 2022 Network Outage, the Company experienced lost revenue and incurred certain incremental costs. The Company had reduced its revenue for 2022 by the estimated settlement amount of the incident-related customer claims and recorded an accrued liability for the claims payable to customers. A total of $1.9 million and $1.9 million that may be payable to customers to settle customer claims are recorded as customer payables in accrued liabilities on its condensed combined and consolidated balance sheets as of March 31, 2025 and December 31, 2024, respectively.

On August 29, 2023, the Company submitted a claim to its insurers for $44.6 million in covered losses related to the 2022 Network Outage (the "August 2023 Claim"). During the year 2023, the Company received insurance proceeds of $10.8 million in respect of business interruption claims from its underlying and first excess carriers. On April 17, 2024, the Company commenced an action (the "Insurance Lawsuit") against two excess-layer insurers (collectively, the "Second Excess Insurers") seeking a declaratory judgment and alleging breach of contract and bad faith for failing to pay out their share of losses connected to the August 2023 Claim. On August 9, 2024, the Company settled its claim against one of the Second Excess Insurers for $3.6 million, and on October 15, 2024, the Company settled its claim against the other Second Excess Insurers for $3.6 million (less amounts already paid). On October 8, 2024, the Company moved to amend the complaint (the "Amended Complaint") to add two additional excess-layer insurers to the Insurance Lawsuit. The Amended Complaint was filed on October 24, 2024. At this time, it is not practicable to render an opinion regarding the outcome of this matter; however, the Company believes it has meritorious claims and plans to vigorously assert them.

Contract-Related Contingencies

The Company has certain contingent obligations that arise in the ordinary course of providing services to its customers. These contingencies are generally the result of contracts that require the Company to comply with certain performance measurements or the delivery of certain services to customers by a specified deadline. The Company believes the adjustments to the transaction price, if any, under these contract provisions will not result in a significant revenue reversal or have a material adverse effect on the Company's combined and consolidated balance sheets, combined and consolidated statements of operations or combined and consolidated statements of cash flows.

8.   Fair Value Measurement

Assets and Liabilities Measured at Fair Value

The carrying amount of assets and liabilities including current portion of other debt approximated their fair value as of March 31, 2025 and December 31, 2024, due to the relative short maturity of these instruments. Management estimated the fair values of the July 2026 Notes and the April 2026 Notes at approximately 20.0% and 15.0%, respectively, of the respective principal balance outstanding as of December 31, 2024. As of March 31, 2025, the July 2026 Notes and the April 2026 Notes have be classified as liabilities subject to compromise on the condensed combined and consolidated balance sheet. The fair values of secured borrowings under the Company's securitization facility, Second Lien Note, Senior Secured Term Loan, DIP New Money Loans and DIP Roll-up Loans are equal to the respective carrying values. Other debt represents the Company's outstanding loan balances associated with various hardware, software purchases, maintenance and leasehold improvements along with loans and receivables factoring arrangement entered into by subsidiaries of the Company and as such, the cost incurred would approximate fair value.

Property and equipment, intangible assets, capital lease obligations, and goodwill are not required to be re-measured to fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that impairment exists, the respective asset is written down to its fair value.

The Company determined the fair value of its long-term debt and current portion of long-term debts using Level 2 inputs, including any recent issuance of the debt, the Company's credit rating, and the current market rate.

The following table provides the carrying amounts and estimated fair values of the Company's financial instruments as of March 31, 2025 and December 31, 2024:

As of March 31, 2025	Carrying Amount	Fair Value	Fair Value Measurements		
			Level 1	Level 2	Level 3
Recurring assets and liabilities:					
Long-term debt	$ 1,468	$ 1,468	$ —	$ 1,468	$ —
Current portion of long-term debts	193,345	193,345	—	193,345	—

As of December 31, 2024	Carrying Amount	Fair Value	Fair Value Measurements		
			Level 1	Level 2	Level 3
Recurring assets and liabilities:					
Long-term debt	$ 1,468	$ 1,468	$ —	$ 1,468	$ —
Current portion of long-term debts	1,433,484	267,781	—	267,781	—

9. Stock-Based Compensation

The employees of BPA participate in the stock incentive plans of its Parent, Exela Technologies, Inc. Following are descriptions of those plans and activity related to employees of BPA

Exela 2018 Stock Incentive Plan

On January 17, 2018, the Parent's 2018 Stock Incentive Plan (the "2018 Plan") became effective. The Parent's 2018 Plan mainly covers BPA employees. The 2018 Plan provides for the grant of incentive and nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, and other stock-based compensation to eligible participants. Exela was initially authorized to issue up to 694 shares of common stock of Exela under the 2018 Plan. On June 27, 2022, the shareholders of Exela approved the Company's Amended and Restated 2018 Stock Incentive Plan increasing the number of shares of common stock of Exela reserved for issuance from an original 694 shares to 4,462.

Exela 2024 Stock Incentive Plan

On June 13, 2024, the Parent's 2024 Stock Incentive Plan (the "2024 Plan") became effective. The Parent's 2024 Plan mainly covers BPA employees. Under the 2024 Plan, subject to adjustment for certain changes in capitalization or other corporate events, Exela is authorized to issue up to 500,000 shares of Common Stock pursuant to equity-based awards, which may be granted to eligible participants in furtherance of Exela's broader compensation strategy and philosophy. Awards granted under the 2024 Plan will be granted upon terms approved by Exela's Compensation Committee and set forth in an award agreement or other evidence of an award. As of March 31, 2025, there were no awards and no shares of common stock of Exela issued under the 2024 Plan.

Options granted under the 2018 Plan

Under the 2018 Plan, stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying stock at the grant date. The vesting period for each option award is established on the grant date, and the options generally expire 10 years from the grant date. Options granted under the 2018 Plan generally require no less than a two or four year ratable vesting period. Stock option activity for the three months ended March 31, 2025 is summarized in the following table:

	Outstanding	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Average Remaining Vesting Period (Years)
Outstanding Balance as of December 31, 2024 . . .	295	$22,511	$46,925	—
Granted	—	—		
Exercised	—	—		
Forfeited	(36)	22,090		
Expired	—	—		
Outstanding Balance as of March 31, 2025[(1)]	259	$22,570	$47,071	—

(1) All of the outstanding options are exercisable as of March 31, 2025. Exercise prices of all of the outstanding options as of March 31, 2025 were higher than the market price of the shares of the Company. Therefore, aggregate intrinsic value was zero.

As of March 31, 2025, there is no unrecognized compensation expense related to non-vested stock option awards under the 2018 Plan, which will be recognized over the respective service period. Stock-based compensation expense is recorded within selling, general, and administrative expenses. The Company recorded compensation expense of $0 and $1.0 million related to stock option awards under the 2018 Plan awards for the three months ended March 31, 2025 and 2024, respectively.

10. Related-Party Transactions

Relationship with HandsOn Global Management

Par Chadha, Parent's Executive Chairman, Matthew Brown, the Company's Interim Chief Financial Officer, and Ron Cogburn, and James Reynolds, members of the Parent's board of directors, are or have been affiliated with HOVS LLC and HandsOn Fund 4 I, LLC (collectively, and together with certain of their affiliated entities managed by HandsOn Global Management LLC, including such entity, "HGM"). The Parent's Executive Chairman, Par Chadha is currently affiliated with HGM. Messrs. Cogburn and Reynolds were affiliated with HGM until 2020, and Mr. Brown was affiliated with HGM until 2017.

Pursuant to a master agreement dated January 1, 2015 between Rule 14, LLC and a subsidiary of the Company, the Company incurs marketing fees to Rule 14, LLC, a portfolio company of HGM. Similarly, the Company is party to ten master agreements with entities affiliated with HGM's managed funds, each of which were entered into during 2015 and 2016. Each master agreement provides the Company with use of certain technology and includes a reseller arrangement pursuant to which the Company is entitled to sell these services to third parties. Any revenue earned by the Company in such third-party sales is shared 75%/25% with each of HGM's venture affiliates in favor of the Company. The brands Zuma, Athena, Peri, BancMate, Spring, Jet, Teletype, CourtQ and Rewardio are part of the HGM managed funds. The Company has the license to use and resell such brands, as described therein. The Company incurred fees relating to these agreements of $1.7 million and $1.7 million for the three months ended March 31, 2025 and 2024, respectively. The Company earned no revenue from third-party sales under the reseller arrangement for the three months ended March 31, 2025 and 2024.

Certain operating companies lease their operating facilities from HOV RE, LLC and HOV Services Limited, which are affiliates under common control with HGM. The rental expense for these operating leases was less than $0.1 million for each of the three months ended March 31, 2025 and 2024, respectively. In addition, HOV Services, Ltd. provides the Company data capture and technology services. The expense recognized for these services was approximately $0.7 million and $0.5 million for the three months ended March 31, 2025 and 2024, respectively. These expenses are included in cost of revenue in the combined and consolidated statements of operations.

On September 1, 2024, the Company, through one of its subsidiaries, entered into a Master Services Agreement with Aideo Technology LLC (the "Aideo"), which is an affiliate under common control with HGM, wherein the Company agreed to provide medical coding services to Aideo. On October 1, 2024, the Company, through one of its subsidiaries, entered into another Master Services Agreement with Aideo wherein the Company agreed to provide the management of Amazon Web Services ("AWS") hosting services to Aideo. For the three months ended March 31, 2025, the Company has recognized $0.1 million of revenue under these two agreements.

Invoicing Support and Collection Services

On September 1, 2023, the Company, through one of its subsidiaries, entered into a Master Services Agreement (the "Master Services Agreement") with Doctors of Waikiki LLP (the "DOW"), which is an affiliate under common control with HGM, where the Company could provide services under one or more statement(s) of work (each, a "SOW") to DOW. Each SOW, together with the terms of the Master Services Agreement, shall be deemed a separate contract that is effective as of date set forth in the SOW. The Company, acting under the first statement of work (SOW-1), provides collection services to DOW to collect past-due medical debts from its patients and insurance companies for which the Company receives a commission of 15% for accounts assigned within one year of the service date and 25% for accounts assigned after one year. Under the second statement of work (SOW-2), the Company manages DOW's insurance billing and denial management for medical bills generated after patients receive treatment from DOW for which the Company invoices $2,000 per month for each full-time employee assigned to the project. For the three months ended March 31, 2025 and 2024, the Company has recognized $0 and less than $0.1 million of income, respectively, under these two SOWs.

April 2026 Notes held by Parent group entities

As of March 31, 2025 and December 31, 2024, $362.8 million and $368.8 million of aggregate principal amount of April 2026 Notes, respectively, are held by Parent group entities. The Company recorded net interest expense of $3.1 million and $3.8 million using effective interest rate method on the April 2026 Notes held by Parent group entities for the three months ended March 31, 2025 and 2024.

Recharges by Parent group entities

Pursuant to carve out of BPA as a separate company, cost incurred by Parent group entities to support BPA business has been recharged by Parent group entities. During the three months ended March 31, 2025 and 2024, BPA reimbursed $1.4 million and $1.3 million, respectively, to Parent group entities primarily on account of salaries, legal and professional fees and other miscellaneous expenses.

Transactions with XBP Europe Holdings, Inc.

XBP Europe Holdings, Inc. ("XBP Europe") is a subsidiary of Exela and an affiliate of BPA. Historically, XBP Europe has been managed and operated in the ordinary course of business with other affiliates of the Company. Given below are the transactions that occurred with XBP Europe during 2025 and 2024.

Purchase of Products and Services: During the historical periods presented, the Company purchased products and services from XBP Europe. Related party cost of revenue in the combined and consolidated statements of operations include purchases from XBP Europe of $0.1 million and $0.1 million for the three months ended March 31, 2025 and 2024, respectively.

Shared Service Center Costs: The historical costs and expenses of XBP Europe include costs for certain shared service functions historically provided by the Company, including, but not limited to accounting and finance, IT and business process operations. Where possible, these charges were allocated based on full-time equivalents (FTE's), formal agreements between the Company and XBP Europe, or other allocation methodologies that Management determined to be a reasonable reflection of the utilization of services provided or the benefit received by XBP Europe and all costs of operating XBP Europe during the periods presented. The allocated shared service expenses and general corporate expenses for the three months ended March 31, 2025 and 2024 were $0.8 million and $0.7 million, respectively, and are included in the related party revenue, net in the combined and consolidated statements of operations. In the opinion of management of the Company and XBP Europe, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by XBP Europe during 2025 and 2024. The amounts that would have been, or will be incurred, on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had XBP Europe operated as an independent entity, including any expenses associated with obtaining any of these services from the Company. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

Service Fee: During the historical periods presented, the Company provided management services to XBP Europe in exchange for a management fee. These management services included provision of legal, human resources, corporate finance, and marketing support. The management fee was calculated based on a weighted average of total external revenue, headcount and total assets attributable to XBP Europe. On October 9, 2022 the management fee was terminated and was replaced by the related party service fee pursuant to certain services agreement, which reduced the fee and modified the services provided. Services provided under the services agreement include sales of certain hardware, operations delivery, finance, accounting, human resource and technology support services. The Company earned total fees of $0.7 million and $0.2 million for the three months ended March 31, 2025 and 2024, respectively.

Notes Receivable: The Company entered into new four Intercompany Loan Agreements ("new related party notes receivable") with XBP Europe, three of the notes are dated September 4, 2023 (and subsequently amended on September 15, 2023) and one note is dated September 15, 2023. The new related party notes receivable have a ten year term and bear annual interest of 6.0%, due at the end of the term. The combined and consolidated balance sheets included $1.5 million new related party notes receivable as of March 31, 2025 and December 31, 2024. The combined and consolidated statements of operations included less than $0.1 million of related party interest income for the period ended March 31, 2025 and March 31, 2024 in the interest expense, net.

Payable and Receivable/Prepaid Balances with Affiliates

Payable and receivable/prepaid balances with affiliates as of March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025		December 31, 2024	
	Receivables and Prepaid Expenses	Payables	Receivables and Prepaid Expenses	Payables
HOV Services, Ltd	$ —	$ 668	$ —	$ 620
Rule 14	—	776	—	2,626
HGM	137	—	831	—
DOW	—	138	—	137
Aideo Technologies LLC	251	—	261	—
XBP Europe Holdings, Inc.	10,100	—	11,013	—
Less: Transferred to liabilities subject to compromise . . .	—	(1,312)	—	—
	$10,488	$ 270	$12,105	$3,383

11. Segment and Geographic Area Information

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approaches the markets and interacts with customers. The Company is organized into three segments: ITPS, HS, and LLPS.

ITPS: The ITPS segment provides a wide range of solutions and services designed to aid businesses in information capture, processing, decisioning and distribution to customers primarily in the financial services, commercial, public sector and legal industries.

HS: The HS segment operates and maintains an outsourcing business specializing in both the healthcare provider and payer markets.

LLPS: The LLPS segment provides a broad array of support services in connection with class action settlement administration, claims adjudication, labor, employment and other legal matters.

The CODM of the Company is the Company's Chief Executive Officer. The CODM reviews segment profit to evaluate operating segment performance and determine how to allocate resources to operating segments. "Segment profit" is defined as revenue less cost of revenue (exclusive of depreciation and amortization). The Company does not allocate selling, general, and administrative expenses, depreciation and amortization, interest expense, net and sundry expenses (income), net to its reporting segments. The Company manages assets on a total company basis, not by operating segment, and therefore asset information and capital expenditures by operating segments are not presented. A reconciliation of segment profit to net loss before income taxes is presented below. Other than cost of revenue, no expenses are tracked, allocated or reported based segments as the CODM does not review or use financial information below segment profit to manage and direct the resources of the reportable segments.

	Three months ended March 31, 2025			
	ITPS	HS	LLPS	Total
Revenue (including related party revenue of $1.5 million)	$126,125	$47,330	$18,524	$191,979
Cost of revenue (including related party cost of revenue of $0.9 million, exclusive of depreciation and amortization) ...	105,617	35,525	10,379	151,521
Segment profit	20,508	11,805	8,145	40,458
Selling, general and administrative expenses (exclusive of depreciation and amortization)				22,262
Depreciation and amortization				10,535
Related party expense				1,677
Interest expense, net				23,780
Debt modification and extinguishment costs (gain), net				109
Sundry income, net				1,312
Other expense, net				(23)
Loss before reorganization items and income taxes				(19,194)
Reorganization items				(60,845)
Net profit before income taxes				$ 41,651

	Three months ended March 31, 2024			
	ITPS	HS	LLPS	Total
Revenue (including related party revenue of $1.0 million)	$137,074	$64,852	$17,819	$219,745
Cost of revenue (including related party cost of revenue of $0.6 million, exclusive of depreciation and amortization) ...	114,920	46,156	11,420	172,496
Segment profit	22,154	18,696	6,399	47,249
Selling, general and administrative expenses (exclusive of depreciation and amortization)				32,938
Depreciation and amortization				12,550
Related party expense				1,835
Interest expense, net				23,433
Debt modification and extinguishment costs (gain), net				—
Sundry expense, net				1,048
Other income, net				(11)
Net loss before income taxes				$ (24,544)

The following table presents revenues by principal geographic area where the Company's customers are located for the three months ended March 31, 2025 and March 31, 2024.

	Three Months Ended March 31,	
	2025	**2024**
United States	$185,692	$213,393
Other	6,287	6,352
Total Consolidated Revenue	$191,979	$219,745

12. Subsequent Events

BR Exar AR Facility Amendment and Repayments

During April 1, 2025 through July 1, 2025, certain of the Company's subsidiaries entered into an additional amendment to the BR Exar AR Facility (the "Amendment"), pursuant to which such Company subsidiaries agreed to sell certain existing and future receivables to BREL until such time as BREL shall have collected $6.3 million, net of any costs, expenses or other amounts paid to or owing to the buyer under the agreement. The Company received an aggregate of $4.9 million in net proceeds under the Amendment.

During April 1, 2025 through July 1, 2025, the Company repaid approximately $12.3 million of outstanding principal amount under the BR Exar AR Facility. There was no amount outstanding under the BR Exar AR Facility as of July 1, 2025.

Repurchase of Second Lien Note

During April 1, 2025 through July 1, 2025, the Company repurchased $0.5 million principal amount of the Second Lien Note for a net cash consideration of $0.5 million. Accordingly, the outstanding principal amount under the Second Lien Note was $21.0 million, as of July 1, 2025.

Debtor-in-Possession Financing

On April 24, 2025, BPA borrowed an additional $30.0 million in the DIP New Money Loans and pursuant to that converted $30.0 million of prepetition notes in the DIP Roll-up Loans (as discussed above). Accordingly, the outstanding principal amount under the DIP New Money Loans and the DIP Roll-up Loans were $80.0 million and $105.0 million, respectively, as of July 1, 2025.

Item B. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with our condensed combined and consolidated financial statements and the related notes included elsewhere in this Quarterly Report. Among other things, the condensed combined and consolidated financial statements include more detailed information regarding the basis of presentation for the financial data than included in the following discussion. Amounts in thousands of United States dollars.

Overview

Unless the context requires otherwise, the use of the terms "BPA," "Company," "we," "us," "our" or "ours" in these Management's Discussion and Analysis of Financial Condition and Results of Operations refer to Exela Technologies BPA, LLC, a Delaware limited liability company formed on June 7, 2017, along with its subsidiaries and affiliates. On March 3, 2025, BPA and its USA and Canada domiciled subsidiaries and affiliates other than certain bankruptcy remote entities (the "Debtors") commenced voluntary cases under chapter 11 of title 11 of the United States Code §§ 101-1532 in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). The Chapter 11 Cases are being jointly administered under the caption In re DocuData Solutions, L.C., Case No. 25-90023 (CML). The Debtors continue to operate their business as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

We are a business process outsourcing and automation leader leveraging a global footprint and proprietary technology to help turn the complex into the simple through user friendly software platforms and solutions that enable our customers' digital transformation. We have decades of expertise earned from serving thousands of customers worldwide, including many of the world's largest enterprises and many of the Fortune® 100, in many mission critical environments across multiple industries, including banking, healthcare, insurance and manufacturing. Our technology-enabled solutions allow global organizations to address critical challenges resulting from the massive amounts of data obtained and created through their daily operations. Our solutions address the life cycle of transaction processing and enterprise information management, from enabling payment gateways and data exchanges across multiple systems, to matching inputs against contracts and handling exceptions, to ultimately depositing payments and distributing communications. Through cloud-enabled platforms, built on a configurable stack of automation modules, BPA rapidly deploys integrated technology and operations as an end-to-end digital journey partner.

We believe our process expertise, information technology capabilities and operational insights enable our customers' organizations to more efficiently and effectively execute transactions, make decisions, drive revenue and profitability, and communicate critical information to their employees, customers, partners, and vendors. Our solutions are location agnostic, and we believe the combination of our hybrid hosted solutions and global work force in the Americas, EMEA and Asia offers meaningful differentiation in the industries we serve and services we provide.

Our Segments

Our three reportable segments are Information & Transaction Processing Solutions ("ITPS"), Healthcare Solutions ("HS"), and Legal & Loss Prevention Services ("LLPS"). These segments are comprised of significant strategic business units that align our transaction processing and enterprise information management products and services with how we manage our business, approach our key markets and interact with our customers based on their respective industries.

ITPS: Our largest segment, ITPS, provides a wide range of solutions and services designed to aid businesses in information capture, processing, decisioning and distribution to customers primarily in the financial services, commercial, public sector and legal industries. Our major customers include many leading banks, insurance companies, and utilities, as well as hundreds of federal, state and local government entities. Our ITPS offerings enable companies to increase availability of working capital, reduce turnaround times for application processes, increase regulatory compliance and enhance consumer engagement.

HS: HS operates and maintains an outsourcing business specializing in both the healthcare provider and payer markets. We serve the top healthcare insurance payers and hundreds of healthcare providers.

LLPS: Our LLPS segment provides a broad array of support services in connection with class action settlement administration, claims adjudication, labor, employment and other legal matters. Our customer base consists of corporate counsel, government attorneys, and law firms.

Revenues

ITPS revenues are primarily generated from a transaction based pricing model for the various types of volumes processed, licensing and maintenance fees for technology sales, and a mix of fixed management fee and transactional revenue for document logistics and location services. HS revenues are primarily generated from a transaction based pricing model for the various types of volumes processed for healthcare payers and providers. LLPS revenues are primarily based on time and materials pricing as well as through transactional services priced on a per item basis.

Key Performance Indicators

We use a variety of operational and financial measures to assess our performance. Among the measures considered by our management are the following:

- Revenue by segment;

- EBITDA; and

- Adjusted EBITDA

Revenue by segment

We analyze our revenue by comparing actual monthly revenue to internal projections and prior periods across our operating segments in order to assess performance, identify potential areas for improvement, and determine whether our segments are meeting management's expectations.

EBITDA and Adjusted EBITDA

We view EBITDA and Adjusted EBITDA as important indicators of performance of our consolidated operations. We define EBITDA as net loss, plus income tax expense, interest expense, net, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus transaction and integration costs; non cash equity compensation, (gain) or loss from sale or disposal of assets or business, non-recurring charges and impairment charges; and other infrequent, or unusual costs and expenses. See "Other Financial Information (Non GAAP Financial Measures)" for more information and a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Results of Operations

Three Months Ended March 31, 2025 compared to Three Months Ended March 31, 2024:

	Three Months Ended December 31,	
	2025	**2024**
Revenue:		
ITPS	$126,125	$137,074
HS	47,330	64,852
LLPS	18,524	17,819
Total revenue (including related party revenue of $1.5 million and $1.0 million, respectively)	191,979	219,745
Cost of revenue (exclusive of depreciation and amortization):		
ITPS	105,617	114,920
HS	35,525	46,156
LLPS	10,379	11,420

| | Three Months Ended December 31, | |
	2025	2024
Total cost of revenues (including related party cost of revenue of $0.9 million and $0.6 million, respectively, exclusive of depreciation and amortization)	151,521	172,496
Selling, general and administrative expenses	22,262	32,938
Depreciation and amortization	10,535	12,550
Related party expense	1,677	1,835
Operating profit (loss)	5,984	(74)
Interest expense, net	23,780	23,433
Debt modification and extinguishment costs (gain), net	109	—
Sundry expense, net	1,312	1,048
Other expense (income), net	(23)	(11)
Loss before reorganization items and income taxes	(19,194)	(24,544)
Reorganization items	(60,845)	—
Net profit (loss) before income taxes	41,651	(24,544)
Income tax expense	(2,028)	(1,120)
Net profit (loss)	$ 39,623	$ (25,664)

Revenue

For the three months ended March 31, 2025, our revenue on a consolidated basis decreased by $27.8 million, or 12.6%, to $191.9 million from $219.7 million for the three months ended March 31, 2024. We experienced revenue declines in ITPS and HS segment and revenue growth in LLPS segment. Our ITPS, HS, and LLPS segments constituted 65.7%, 24.6%, and 9.6% of total revenue, respectively, for the three months ended March 31, 2025, compared to 62.4%, 29.5%, and 8.1%, respectively, for the three months ended March 31, 2024. The revenue changes by reporting segment were as follows:

ITPS — For the three months ended March 31, 2025, revenue attributable to our ITPS segment decreased by $11.0 million, or 8.0% compared to the same period in the prior year. The majority of this revenue decline is attributable to certain clients exiting or not renewing their contracts. Additionally, revenue can fluctuate year to year based on the number or amount of non-recurring contracts entered into with customers.

HS — For the three months ended March 31, 2025, revenue attributable to our HS segment decreased by $17.5 million, or 27.0% compared to the same period in the prior year primarily due to lower volume from existing customers.

LLPS — For the three months ended March 31, 2025, revenue attributable to our LLPS segment increased by $0.7 million, or 3.9% compared to the same period in the prior year primarily due to an increase in project based engagements in legal claims administration services.

Cost of Revenue

For the three months ended March 31, 2025, our cost of revenue decreased by $21.0 million, or 12.2%, compared to the three months ended March 31, 2024. Costs in our ITPS segment decreased by $9.3 million, or 8.1%, primarily attributable to the corresponding decline in revenues. HS segment costs decreased by $10.6 million, or 23.0%, primarily due to corresponding decline in revenue and decrease in employee-related cost. LLPS segment cost of revenue decreased by $1.0 million, or 9.1%, primarily attributable to corresponding decline in revenue and decrease in employee-related cost.

The decrease in cost of revenues on a consolidated basis was primarily due to a decrease in employee-related costs of $11.6 million, lower postage cost of $9.4 million and lower other operating costs of $2.4 million, offset by higher infrastructure and maintenance costs of $2.4 million.

Cost of revenue for the three months ended March 31, 2025 was 78.9% of revenue compared to the 78.5% for the comparable same period in the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A expenses") decreased $10.7 million, or 32.4%, to $22.3 million for the three months ended March 31, 2025, compared to $32.9 million for the three months ended March 31, 2024. The decrease was primarily attributable to lower employee related cost of $3.4 million, lower legal and professional fees of $1.7 million, lower infrastructure and maintenance cost of $0.6 million, lower provision for credit losses by $3.5 million and lower other SG&A expenses of $1.5 million. SG&A expenses decreased as a percentage of revenues to 11.6% for the three months ended March 31, 2025 as compared to 15.0% for the three months ended March 31, 2024.

Depreciation & Amortization

Total depreciation and amortization expenses were $10.5 million and $12.5 million for the three months ended March 31, 2025 and 2024, respectively.

Related Party Expenses

Related party expense was $2.5 million for the three months ended March 31, 2025 compared to $2.4 million for the three months ended March 31, 2024.

Interest Expense, net

Interest expense, net was $23.8 million for the three months ended March 31, 2025 compared to $23.4 million for the three months ended March 31, 2024.

Debt modification and extinguishment costs (gain), net

There was $0.1 million of debt modification and extinguishment cost for the three months ended March 31, 2025 There was no of debt modification and extinguishment cost for the three months ended March 31, 2024. During the three months ended March 31, 2025, we repurchased $4.0 million principal amount of the Second Lien Note (as defined and further described in "*Indebtedness*" below) for a net cash consideration of $4.0 million. The loss on early extinguishment of debt during the three months ended March 31, 2025 totaled $0.1 million and is inclusive of $0.1 million write off of debt issuance costs.

Sundry expense, net

The increase in sundry expense, net of $0.3 million over the prior year period was primarily attributable to exchange rate fluctuations on foreign currency transactions.

Other Income, net

Other income, net was less than $0.1 million for the three months ended March 31, 2025 compared to other income, net of less than $0.1 million for the three months ended March 31, 2024.

Reorganization items

Reorganization items for the three months ended March 31, 2025 includes $20.5 million of the legal and professional fees paid in connection with Chapter 11 Cases and $82.0 million on account of derecognition of the unamortized debt premium on April 2026 Notes and $0.6 million of unamortized debts discount and unamortized debt issuance costs on July 2026 Notes.

Income Tax Expense

We recorded an income tax expense of $2.0 million for the three months ended March 31, 2025 and an income tax expense of $1.1 million for the three months ended March 31, 2024. The tax expense for the three months ended March 31, 2025 is higher than the three months ended March 31, 2024 largely due an increase in profitability in the Company's shared-service centers in India. Our estimated annual effective tax rate of (4.9)% for the three months ended March 31, 2025 differed from the expected U.S. statutory tax rate of 21.0% and was primarily impacted by permanent tax adjustments, state and local current expense, foreign operations, and valuation allowances, including valuation allowances on a portion of our deferred tax assets on U.S. disallowed interest expense carryforwards under by the provisions of The Tax Cuts and Jobs Act ("TCJA").

Other Financial Information (Non-GAAP Financial Measures)

We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net (loss) income, plus income tax expenses, interest expense, net and depreciation and amortization.

We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations as our Board and management use EBITDA and Adjusted EBITDA to assess our financial performance, because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. Net loss is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. These non GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Three Months Ended March 31, 2025 compared to the Three Months Ended March 31, 2024

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to our net profit (loss), the most directly comparable GAAP measure, for the three months ended March 31, 2025 and 2024.

	Three Months Ended March 31,	
	2025	2024
Net profit (loss)	$ 39,623	$(25,664)
Income tax expense	2,028	1,120
Interest expense, net	23,780	23,433
Depreciation and amortization	10,535	12,550
EBITDA	75,966	11,439
Transaction and integration costs[1]	—	133
Non-cash equity compensation[2]	105	1,183
Loss/(gain) on sale of assets[3]	—	(602)
Debt modification and extinguishment costs (gain), net	109	—
Reorganization items	(60,845)	—
Adjusted EBITDA	$ 15,335	$ 12,153

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(1) Represents non-recurring legal, consulting and other fees and expenses incurred in connection with acquisitions, dispositions, debt-exchanges and other extraordinary transactions and events during the applicable period.

(2) Represents the non-cash charges related to stock-based compensation.

(3) Represents a loss/(gain) recognized on the disposal of property, plant, and equipment and other assets.

Liquidity and Capital Resources

Overview

Under ASC Subtopic 205-40, *Presentation of Financial Statements — Going Concern* ("ASC 205-40"), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The following conditions raised substantial doubt about our ability to continue as a going concern: a history of net losses, working capital deficits, accumulated deficit and filing of Chapter 11 bankruptcy cases. Going concern matters are more fully discussed in Note 1, *General*.

Liquidity is the availability of adequate amounts of cash with an enterprise to meet its needs for cash requirements. At March 31, 2025, cash, restricted cash, and cash equivalents totaled $56.9 million, including restricted cash of $38.2 million.

In the ordinary course of business, we enter into contracts and commitments that obligate us to make payments in the future. These obligations include borrowings, interest obligations, purchase commitments, operating and finance lease commitments, employee benefit payments and taxes. See Note 5 — *Long-Term Debt and Credit Facilities* and Note 7 — *Commitments and Contingencies,* to our combined and consolidated financial statements herein for further information on material cash requirements from known contractual and other obligations.

We plan to spend approximately 1.5% of total revenue on total capital expenditures over the next twelve months. Our business model has evolved to leverage cloud hosted platforms. This has reduced our capital expenditures and increased our operating expenses. This is the primary driver of changes in our capital expenditures when compared with historical periods. Our future cash requirements will depend on many factors, including our rate of revenue growth, our investments in strategic initiatives, applications or technologies, operation centers and acquisition of complementary businesses, which may require the use of significant cash resources and/or additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all which may adversely impact our business, operating results and financial condition.

On March 3, 2025, the Debtors commenced voluntary cases (collectively, the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code §§ 101-1532 in the Bankruptcy Court. On April 16, 2025 the Company entered into a Plan Support Agreement (as amended, and as may be amended, modified, or supplemented, the "Plan Support Agreement") with an ad hoc group of holders of the Debtors' 11.5% secured notes due 2026 (the "Ad Hoc Group"), Exela Technologies, Inc. ("Exela" or "Parent"), certain non-Debtor subsidiaries of Exela (together with Exela, the "Consenting Exela Entities"), and the other parties thereto. The Plan Support Agreement incorporates the terms of a global and comprehensive settlement reached in the Company's Chapter 11 Cases among the Debtors, the Ad Hoc Group, the Consenting Exela Entities, and the Official Committee of Unsecured Creditors. The Plan Support Agreement contained a term sheet for a plan of reorganization, which the Company filed on May 7, 2025 (the "Plan"). The Plan provides for the equitization or exchange of all allowed July 2026 Notes Claims and allowed April 2026 Notes Claims (collectively, "Allowed Notes Claims") through a series of steps resulting in the Holders of Allowed Notes Claims receiving their Pro Rata Shares of a portion of the equity of the Debtors' publicly-traded affiliate, XBP Europe Holdings, Inc. ("XBP").

In connection with these Chapter 11 Cases, Exela Finance, Inc. and Exela Intermediate LLC and the guarantors party thereto entered into a debtor-in-possession ("DIP") financing agreement totaling $185.0 million. The DIP facility consists of a total of $80.0 million in new money loans (the "DIP New Money Loans") and $105.0 million in "rolled-up" prepetition notes (the "DIP Roll-up Loans", together with the DIP New Money Loan, the "DIP Facility"). The DIP Facility is critical for Debtor's operations during the Chapter 11 proceedings and its restructuring process. As collateral, the Debtors granted security interests and liens to Ankura Trust Company, LLC, for the benefit of the lenders, with the liens being senior to the prepetition financing agreements, subject to certain limited exceptions. The DIP Facility loans are due for repayment on the final maturity date being the earliest of August 1, 2025, substantial consummation of a reorganization plan, or other specified events. Interest rates on the loans are 12.00% per annum for New Money Loans and 11.50% per annum for Roll-Up Loans, with interest capitalized monthly on a paid-in-kind (PIK) basis. Prepayment of the loans is allowed at any time with 5 business days' notice, and mandatory prepayments are required in the event of certain transactions, such as asset sales or debt issuances. As of July 1, 2025, BPA has borrowed $80.0 million in the DIP New Money Loans and pursuant to that converted $105.0 million of prepetition notes in the DIP Roll-up Loans.

On the Effective Date of the Plan, the Reorganized Debtors will enter into the Exit Facility (as defined in the Plan Support Agreement) on the terms set forth in the Plan Term Sheet and Exit Facility Documents (each as defined in the Plan Support Agreement), pursuant to which all DIP Obligations shall be converted into Rollover Exit Notes on a cashless basis, except as otherwise provided for a portion of the Sub-Group DIP Lenders' DIP Obligations, as detailed in the Plan. On the Effective Date of the Plan, the Reorganized Debtors will also enter into a supplemental exit facility to replace or refinance the Debtors' prepetition Senior Secured Term Loan dated as of July 11, 2023 (as described under Note 11, Long-Term Debt and Credit Facilities), with either (a) the New Blue Torch Facility or (b) the Gates Exit Facility; provided that if the Debtors enter into the Gates Exit Facility, the Senior Secured Term Loan, including any related guarantees, will be repaid with the proceeds of the Gates Exit Facility. On the Effective Date of the Plan, XBP will provide the XBP Funding in an amount of $18.0 million; in the event the XBP Funding fails to become committed by the deadline for objections established by the Court to confirmation of the Plan or fails to occur on or prior to the Effective Date, and if the Consenting Exela Parties do not instead provide XBP Alternative Funding in the same amount, the Consenting Exela Parties' equity will be reduced as described in the Plan and Disclosure Statement. On the Effective Date, the Consenting Exela Parties shall be bound by a commitment to pay (a) the first $15.0 million of Transaction Tax Liability and (b) any Transaction Tax Liability in excess of $25.0 million, with any amounts of the Transaction Tax Liability between $15.0 million and $25.0 million the obligation of the Reorganized Debtors. The Reorganized Debtors will continue or replace their existing securitization programs.

The Bankruptcy Court held a hearing on June 23, 2025 to consider final approval of the disclosure statement and confirmation of the Plan. After the conclusion of the hearing, the Bankruptcy Court approved the disclosure statement and confirmed the Plan and entered the confirmation order. Under the terms of the Plan Support Agreement, the Company has a milestone of fourteen (14) days after the Bankruptcy Court confirms the Plan to emerge from Chapter 11.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Three Months Ended March 31,	
	2025	2024
Net cash used in operating activities	$(43,719)	$(24,418)
Net cash used in investing activities	(1,773)	(299)
Net cash provided by financing activities	38,253	1,822
Subtotal	(7,239)	(22,895)
Effect of exchange rates on cash, restricted cash and cash equivalents	108	(94)
Net (decrease) increase in cash, restricted cash and cash equivalents	$ (7,131)	$(22,989)

Analysis of Cash Flow Changes between the three months ended March 31, 2025 and March 31, 2024

Operating Activities — The increase of $19.3 million in net cash used in operating activities for the three months ended March 31, 2025 was primarily due to $20.5 million of legal and professional fees paid for chapter 11 reorganization, a decline in gross margin (revenue *less* cost of revenue) by $6.8 million and an increase in interest expense. This increase in net cash used in operating activities was partially offset by a decrease in the SG&A expenses by $10.7 million.

Investing Activities — The increase of $1.5 million in net cash used in investing activities for the three months ended March 31, 2025, was primarily due to a decline of $2.6 million of proceeds from sale of assets compared to three months ended March 31, 2024, which was partially offset by a $0.8 million reduction in capital expenditures.

Financing Activities — Net cash provided by financing activities was $38.3 million for the three months ended March 31, 2025. This was primarily due to $50.0 million in proceeds from DIP New Money Loans, $10.7 million in borrowings under the BR Exar AR Facility, and $0.4 million in proceeds from other loans. These inflows were partially offset by $12.3 million in repayments under the BR Exar AR Facility, $9.3 million in principal repayments on Senior Secured Term Loans, BRCC Revolver and other loans, and $1.2 million of principal repayments on finance lease obligations.

Net cash provided by financing activities was $1.8 million for the three months ended March 31, 2024. This was primarily due to $14.9 million in borrowings under the BR Exar AR Facility and $2.1 million in proceeds from other loans. These inflows were offset by $11.1 million in repayments under the BR Exar AR Facility, $2.4 million in principal repayments on BRCC Revolver and other loans and $1.7 million of principal repayments on finance lease obligations.

Indebtedness

The following is a description of the Company's key indebtedness.

July 2026 Notes

As of March 31, 2025, there was outstanding $24.0 million aggregate principal amount of 11.5% First-Priority Senior Secured Notes scheduled to mature July 15, 2026 (the "July 2026 Notes") issued by Exela Intermediate LLC and Exela Finance Inc. (together, the "Issuers"), wholly-owned subsidiaries of the Company. The July 2026 Notes are guaranteed by nearly all U.S. subsidiaries of Exela Intermediate LLC. The July 2026 Notes bear interest at a rate of 11.5% per year. The Company is required to pay interest on the July 2026 Notes on January 15 and July 15 of each year, and commenced making such interest payments on July 15, 2022. The Issuers may redeem the July 2026 Notes in whole or in part from time to time, at a redemption price of 100%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

Senior Secured April 2026 Notes

On July 11, 2023, the Issuers, certain guarantors and U.S. Bank Trust Company, National Association, as trustee, entered into an indenture (the "April 2026 Notes Indenture") governing the 11.5% First-Priority Senior Secured Notes scheduled to mature April 15, 2026 (the "April 2026 Notes"), and the Issuers issued approximately $1,017.0 million aggregate principal amount of the April 2026 Notes as consideration for the exchange of $1,271.2 million aggregate principal amount of the Issuers' existing July 2026 Notes pursuant to a public exchange offer (the "2023 Exchange"), which was equivalent to issuing $800 of the April 2026 Notes per $1,000 principal amount of the existing July 2026 Notes Interest on the April 2026 Notes accrued at 11.5% per annum and was paid semi-annually, in arrears, on January 15 and July 15 of each year, beginning July 15, 2023. Interest was payable in cash or in kind by issuing additional April 2026 Notes (or increasing the principal amount of the outstanding April 2026 Notes) ("PIK Interest") as described below: (A) for the July 15, 2023 interest payment date, such interest was paid in kind as PIK Interest, (B) for each interest payment date from and including the January 15, 2024 interest payment date through and including the July 15, 2024 interest payment date, such interest should have been paid in cash in an amount equal to (i) 50% of such interest plus (ii) an amount not to exceed an amount that, pro forma for such payment, would leave the issuers with Unrestricted Cash (as defined in the April 2026 Notes Indenture) of at least $15.0 million, with the remaining interest paid in kind as PIK Interest, and (C) for interest payment dates falling on or after January 15, 2025, such interest should have been paid in cash.

On January 15, 2024, the Company issued $42.5 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest due on January 15, 2024 in respect of the April 2026 Notes. On July 15, 2024, the Company issued $44.2 million in aggregate principal amount of the April 2026 Notes as a payment for PIK Interest due on July 15, 2024 in respect of the April 2026 Notes. In March 2025,

$75.0 million aggregate principal amount of the April 2026 Notes converted into the DIP Roll-up Loans (as described below) and $1,156.1 million aggregate principal amount of the April 2026 Notes remained outstanding as of March 31, 2025. The Company was not able to pay interest payments due on January 15, 2025, as extended, which led to a default on the April 2026 Notes and contributed to the Company's bankruptcy proceedings.

The Issuers' obligations under the April 2026 Notes and the April 2026 Notes Indenture are irrevocably and unconditionally guaranteed, jointly and severally, by the same guarantors (the "Guarantors") that guarantee the July 2026 Notes (other than certain guarantors that have ceased to have operations or assets) and by certain of the Issuers' other affiliates (the "Affiliated Guarantors"). The April 2026 Notes and the related guarantees are first-priority senior secured obligations of the Issuers, the Guarantors and Affiliated Guarantors.

The April 2026 Notes Indenture contains covenants that limit the Issuers' and the Affiliated Guarantors and their respective subsidiaries' ability to, among other things, (i) incur or guarantee additional indebtedness, (ii) pay dividends or distributions on, or redeem or repurchase, capital stock and make other restricted payments, (iii) make investments, (iv) consummate certain asset sales, (v) engage in certain transactions with affiliates, (vi) grant or assume certain liens and (vii) consolidate, merge or transfer all or substantially all of their assets. These covenants are subject to a number of important limitations and exceptions. In addition, upon the occurrence of specified change of control events, the Issuers must offer to repurchase the April 2026 Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. The April 2026 Notes Indenture also provides for events of default, which, required the principal, premium, if any, interest and any other monetary obligations on all of the then outstanding April 2026 Notes to be due and payable immediately when the Company defaulted on the interest payment due on January 15, 2025.

Senior Secured Term Loan

On July 11, 2023, Exela Intermediate LLC and Exela Finance Inc., wholly-owned subsidiaries of the Company, entered into a financing agreement with certain lenders and Blue Torch Finance LLC, as administrative agent, pursuant to which the lenders extended a $40.0 million term loan ("Senior Secured Term Loan"). On the same date, the Company used proceeds of this term loan to repay a corresponding amount of its existing debt. On January 12, 2024, $1.0 million of certain waiver and consent fees payable by subsidiaries of the Company under the term of Senior Secured Term Loan were added to outstanding balance of the Senior Secured Term Loan.

The Senior Secured Term Loan shall be, at the option of the Company, either a Reference Rate Loan, or a Secured Overnight Financing Rate ("SOFR") Loan. Each portion of the Senior Secured Term Loan that is a Reference Rate Loan bears interest on the principal amount outstanding from the date of the Senior Secured Term Loan until repaid, at a rate per annum equal to the Reference Rate plus the Applicable Margin. "Reference Rate" for any period means the greatest of (i) 4.00% per annum, (ii) the federal funds rate plus 0.50% per annum, (iii) the Adjusted Term SOFR (which rate shall be calculated based upon an interest period of 1 month and shall be determined on a daily basis) plus 1.00% per annum, and (iv) the rate last quoted by the Wall Street Journal as the "Prime Rate" in the United States. "Applicable Margin," with respect to the interest rate of (a) any Reference Rate Loan is 10.39% per annum, and (b) any SOFR Rate Loan is 11.39% per annum. SOFR Rate Loans shall bear interest on the principal amount outstanding, at a rate per annum equal to the Adjusted Term SOFR rate for the Interest Period in effect for the Term Loan plus Applicable Margin. "Adjusted Term SOFR" means the rate per annum equal to Term SOFR for such calculation, plus 0.26161%. "Term SOFR," for calculation with respect to a SOFR Rate Loan, is the per annum forward-looking term rate based on secured overnight financing rate for a tenor comparable to the applicable interest period on the day that is two business days prior to the first day of such interest period. However, with respect to a Reference Rate Loan, "Term SOFR" means the per annum forward-looking term rate based on secured overnight financing rate for a tenor of three months on the day that is two business days prior to such day. If Term SOFR as so determined shall ever be less than 4.00%, then Term SOFR shall be deemed to be 4.00%.

The Company may, at any time, elect to have interest on all or a portion of the loans be charged at a rate of interest based upon Term SOFR (the "SOFR Option") by notifying the administrative agent at least three (3) business days prior to the proposed change. Such notice needs to be provided in the case of the continuation of a SOFR Rate Loan as a SOFR Rate Loan on the last day of the then current interest period. The Company shall have not more than 5 SOFR Rate Loans in effect at any given time, and only may exercise the SOFR Option for SOFR Rate Loans of at least $500,000 and integral multiples of $100,000 in excess thereof.

As of March 31, 2025, there were borrowings of $38.5 million outstanding under the Senior Secured Term Loan. The scheduled maturity date of the Senior Secured Term Loan is January 14, 2026.

The Company may, at any time, prepay the principal of the Senior Secured Term Loan. Each prepayment shall be accompanied by the payment of accrued interest and the applicable premium, if any. Each prepayment shall be applied against the remaining installments of principal due on the Senior Secured Term Loan in the inverse order of maturity. The applicable premium shall be payable in the form of a make-whole amount if prepayment is made within one year of the borrowing date (the "First Period"). If optional prepayment is made after the year one anniversary of the borrowing date to the date of the two-year anniversary (the "Second Period"), the applicable premium shall be an amount equal to 1% times the amount of the principal amount of the Senior Secured Term Loan being paid on such date. The applicable premium shall be zero in case of prepayment after the date of the two-year anniversary of the borrowing date. Further, during the Second Period, if the prepayment is because of an event of default or termination of contract for any reason, the applicable premium shall be 1% times the aggregate principal amount of the Senior Secured Term Loan outstanding on such date.

The Senior Secured Term Loan contains customary events of default, cross-default provisions, affirmative and negative covenants, including limitation on the Company's and certain of its subsidiaries' ability to create, incur or allow certain liens; enter into sale and lease-back transactions; make any restricted payments; undergo fundamental changes, as well as certain financial covenants. The cross-default provisions are triggered if the parent, borrower, affiliates, or significant subsidiaries defaults on any debt that is greater than $25 million if the effect of such default or event is to (i) accelerate, or to permit the acceleration of, the maturity of such indebtedness; (ii) allow such indebtedness to be declared due and payable or (iii) required such indebtedness to be prepaid (other than by a regularly scheduled required prepayment) or redeemed, in each case, prior to the stated maturity thereof.

BR Exar AR Facility

On February 12, 2024, certain of the Company's subsidiaries entered into a receivables purchase agreement with BR Exar, LLC ("BREL"), an affiliate of B. Riley Commercial Capital, LLC (as subsequently amended on February 29, 2024, March 29, 2024, March 31, 2024, April 24, 2024, May 24, 2024, June 25, 2024, July 29, 2024, August 13, 2024, August 30, 2024, September 27, 2024, October 30, 2024, November 26, 2024, December 30, 2024, January 23, 2025, February 14, 2025 and February 28, 2025 (the "BR Exar AR Facility")). The Company received an aggregate of $10.6 million, net of legal and other fees of $0.1 million, under the BR Exar AR Facility amendments executed during the three months ended March 31, 2025. Under the terms of the BR Exar AR Facility amendments executed during the three months ended March 31, 2025, certain of the Company's subsidiaries agreed to sell certain existing receivables and all of their future receivables to BREL until such time as BREL shall have collected $11.1 million, net of any costs, expenses or other amounts paid to or owing to the buyer under the agreement. BREL collected $13.0 million under the BR Exar AR Facility during the period from January 2025 to March 2025. As of March 31, 2025 and December 31, 2024, there was a $6.0 million and $7.8 million of outstanding balance, respectively, under the BR Exar AR Facility.

Second Lien Note

On February 27, 2023, the SPEs and B. Riley Commercial Capital, LLC entered into a new Secured Promissory Note (which was subsequently assigned to BRF Finance) pursuant to which B. Riley Commercial Capital, LLC agreed to lend up to $35.0 million secured by a second lien pledge of the Securitization Borrower (the "Second Lien Note"). The Second Lien Note is scheduled to mature on June 17, 2025 and bears interest at a per annum rate of one-month Term SOFR plus 7.5%. The SPEs are party to the Amended Receivables Purchase Agreement, thus the transactions necessitated amendments to that agreement and related documents to permit the addition of subordinated debt and additional borrowing capacity into that transaction structure, in addition to providing for a $5.0 million fee to the lenders for facilitating the transaction.

During the year ended December 31, 2024, the Company repurchased $6.0 million principal amount of the Second Lien Note for a net cash consideration of $6.0 million. During the three months ended March 31, 2025, the Company repurchased $4.0 million principal amount of the Second Lien Note for a net cash consideration of $4.0 million. As of March 31, 2025, there were borrowings of $21.5 million outstanding under the Second Lien Note payable at maturity.

Securitization Facility

On June 17, 2022, the Company entered into an amended and restated receivables purchase agreement (as amended, the "Amended Receivables Purchase Agreement") under an existing $150.0 million securitization facility (the "Securitization Facility") among certain of the Company's subsidiaries, Exela Receivables 3, LLC (the "Securitization Borrower"), Exela Receivables 3 Holdco, LLC (the "Securitization Parent SPE," and together with the Securitization Borrower, the "SPEs") and certain global financial institutions (the "Purchasers"). The Amended Receivables Purchase Agreement extended the term of the Securitization Facility such that the SPEs may sell certain accounts receivable to the Purchasers until June 17, 2025. Under the Amended Receivables Purchase Agreement, transfers of accounts receivable from the SPEs are treated as sales and are accounted for as a reduction in accounts receivable, because the agreement transfers effective control over and risk related to the accounts receivable to the Purchasers. The Company and related subsidiaries have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities, and, once sold, the accounts receivable are no longer available to satisfy creditors of the Company, the operating subsidiaries of the Company that agreed to sell receivables in connection with the Securitization Facility (the "Securitization Originators"), or any other relevant subsidiaries.

The sales of accounts receivable under the Amended Receivables Purchase Agreement are transacted at 100% of the face value of the relevant accounts receivable, resulting in derecognition of the accounts receivable from the Company's consolidated balance sheet. The Company de-recognized $509.0 million of accounts receivable under this agreement during the year ended December 31, 2024. The amount remitted to the Purchasers during fiscal year 2024 was $508.2 million. The Company de-recognized $117.5 million and $127.3 million of accounts receivable under this agreement during the three months ended March 31, 2025 and 2024, respectively. The amount remitted to the Purchasers during the three months ended March 31, 2025 and 2024 was $114.1 million and $135.9 million, respectively. Unsold accounts receivable of $30.7 million and $26.2 million were pledged by the SPEs as collateral to the Purchasers as of March 31, 2025 and December 31, 2024, respectively. These pledged accounts receivables are included in accounts receivable, net in the condensed combined and consolidated balance sheets. The program resulted in a pre-tax loss of $1.9 million and $1.6 million for the three months ended March 31, 2025 and 2024, respectively.

Debtor-in-Possession Financing

On March 3, 2025, the Debtors filed the Chapter 11 Cases. In connection with these Chapter 11 Cases, Exela Finance, Inc. and Exela Intermediate LLC and the guarantors party thereto entered into a debtor-in-possession ("DIP") financing agreement totaling $185.0 million. The DIP facility consists of a total of $80.0 million in new money loans (the "DIP New Money Loans") and $105.0 million in "rolled-up" prepetition notes (the "DIP Roll-up Loans", together with the DIP New Money Loan, the "DIP Facility"). The DIP Facility is critical for Debtor's operations during the Chapter 11 proceedings and its restructuring process. As collateral, the Debtors granted security interests and liens to Ankura Trust Company, LLC, for the benefit of the lenders, with the liens being senior to the prepetition financing agreements, subject to certain limited exceptions.

The DIP Facility loans are due for repayment on the final maturity date being the earliest of August 1, 2025, substantial consummation of a reorganization plan, or other specified events. Interest rates on the loans are 12.00% per annum for New Money Loans and 11.50% per annum for Roll-Up Loans, with interest capitalized monthly on a paid-in-kind (PIK) basis. Prepayment of the loans is allowed at any time with 5 business days' notice, and mandatory prepayments are required in the event of certain transactions, such as asset sales or debt issuances. As of March 31, 2025, BPA has borrowed $50.0 million in the DIP New Money Loans and pursuant to that converted $75.0 million of prepetition notes in the DIP Roll-up Loans. On April 24, 2025, BPA has borrowed an additional $30.0 million in the DIP New Money Loans and pursuant to that converted $30.0 million of prepetition notes in the DIP Roll-up Loans (as discussed above). Accordingly, the outstanding principal amount under the DIP New Money Loans and the DIP Roll-up Loans was $80.0 million and $105.0 million, respectively, as of July 1, 2025.

A premium equal to 5% of equity in reorganized BPA is payable to the backstop commitment parties for their DIP commitment. The premium was earned on the agreement date and is payable on the earlier of the takeback facility exchange date or final maturity date.

Upon the effectiveness of an acceptable reorganization plan, the DIP Facility will convert into notes under an exit facility, subject to limited exceptions pursuant to the terms of a settlement reached among the Debtors and the lenders under the DIP Facility. BPA also agreed to comply with various negative covenants, including restrictions on creating liens, mergers, asset sales, and issuing additional debt. Events of default may trigger acceleration of debt and other remedies by the lenders.

Potential Future Transactions

We may, from time to time explore and evaluate possible strategic transactions, which may include joint ventures, as well as business combinations or the acquisition or disposition of assets. In order to pursue certain of these opportunities, additional funds will likely be required. Subject to applicable contractual restrictions, to obtain such financing, we may seek to use cash on hand, or we may seek to raise additional debt or equity financing through private placements or through underwritten offerings. There can be no assurance that we will enter into additional strategic transactions or alliances, nor do we know if we will be able to obtain the necessary financing for transactions that require additional funds on favorable terms, if at all.

Critical Accounting Policies and Estimates

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies and estimates provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires subjective or complex estimates and assessments, and is fundamental to our results of operations. We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the current assumptions, judgments and estimates used to determine amounts reflected in our condensed combined and consolidated financial statements are appropriate; however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with our condensed combined and consolidated financial statements and related notes included in this document. Refer to "Critical Accounting Policies and Estimates" contained in the management's discussion and analysis of financial condition and results of operations of the 2024 Annual Financial Statements for a complete discussion of our critical accounting estimates. There have been no material changes to the Company's critical accounting estimates since the 2024 Annual Financial Statements.

ANNEX A

AMENDED CHARTER

FORM OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

XBP EUROPE HOLDINGS, INC.

XBP Europe Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

ONE: The name of the Corporation is XBP Europe Holdings, Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 8, 2020, under the name "CF Finance Acquisition Corp. VIII."

TWO: This Third Amended and Restated Certificate of Incorporation restates and integrates, and also further amends, the provisions of the Second Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended.

THREE: This Third Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL").

FOUR: Pursuant to Sections 242 and 245 of the DGCL, text of the Second Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended, is hereby amended and restated to read in its entirety as follows:[1]

ARTICLE I

The name of this corporation is XBP Global Holdings, Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is: c/o The Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808, in the county of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV

A. The Corporation is authorized to issue two (2) classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 420,000,000 shares: (x) 400,000,000 shares shall be Common Stock, each having a par value of $.0001 and (y) 20,000,000 shares shall be Preferred Stock, each having a par value of $.0001.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is hereby expressly authorized to provide for the issue of all or any of the unissued shares of the Preferred Stock that have not been designated as to series, in one or more

[1] Subject to appropriate adjustment to conform to prior certificate of incorporation should any amendment vote fail to pass at the Annual Meeting.

series, and to fix the number of shares and to determine for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted and filed by the Board of Directors in accordance with the DGCL. The number of authorized shares of Preferred Stock, or any series thereof, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock. Any shares of any series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this Third Amended and Restated Certificate of Incorporation or in such resolution or resolutions.

C.   Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Third Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Third Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

D.   Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board of Directors from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

E.   Subject to the applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in any event of an voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

ARTICLE V

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and stockholders, as the case may be, it is further provided that:

A.   Management of the Business.

The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. Subject to any rights of the holders of shares of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B.   Board of Directors.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, all directors shall be elected annually by the stockholders for a term of one (1) year. Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

    C.   Removal of Directors.

    1.   Subject to the rights of any series of Preferred Stock to remove directors elected by such series of Preferred Stock, neither the Board of Directors nor any individual director may be removed without cause.

    2.   Subject to any limitations imposed by applicable law and the rights of any series of Preferred Stock to remove directors elected by such series of Preferred Stock, any individual director or directors may be removed from office with cause by the affirmative vote of the holders of at least three-fourths (75%) of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors.

    D.   Vacancies.

Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock to elect additional directors or fill vacancies in respect of such directors, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified or such director's earlier death, resignation or removal.

    E.   Bylaw Amendments.

The Board of Directors is expressly authorized and empowered to adopt, amend or repeal any provisions of the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Third Amended and Restated Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least three-fourths (75%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

    F.   Stockholder Actions.

    1.   The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

    2.   Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be effected at a duly called annual or special meeting of the stockholders called in accordance with the Bylaws or, except in the case of Excluded Consent Actions, by written consent of stockholders in accordance with the Bylaws. An "Excluded Consent Action" means (i) the election of directors, and (ii) the approval of a merger, consolidation, conversion, or sale of all or substantially all assets. Notwithstanding the foregoing, holders of one or more series of Preferred Stock may, to the extent permitted by and pursuant to the terms of such series of Preferred Stock adopted by resolution or resolutions of the Board of Directors, take action by written consent.

    3.   Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VI

    A.   A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except for liability of (i) a director or officer for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve, intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, or (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the Corporation. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then, subject to clause (v), the liability of a director or officer to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

B.   To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in accordance with such applicable law.

C.   Any repeal or modification of this Article VI shall only be prospective and shall not adversely affect the rights or protections or increase the liability of any officer or director of the Corporation under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification and occurring prior to such appeal or modification.

ARTICLE VII

A.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, creditors or other constituents, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws of the Corporation (as each may be amended from time to time), (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine; or (v) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

B.   Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ARTICLE VIII

A.   In recognition and anticipation that the Exempted Persons may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article VIII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any Exempted Person and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

B.   To the extent permitted by applicable law, each Exempted Person shall not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its Subsidiaries, except as otherwise expressly provided herein or in any written agreement entered into between the Corporation and such Exempted Person. To the fullest extent permitted by applicable law, but subject to the following provisions of this Article VIII, the Corporation, on behalf of itself and its Subsidiaries, renounces any interest, right or expectancy of the Corporation and its Subsidiaries in, or in being offered an opportunity to participate in or receive any income or proceeds from, business opportunities that are from time to time available to the Exempted Persons, even if the opportunity is one that the Corporation or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation or refrain from pursuing such business opportunity (and there shall be no restriction on the Exempted Persons using the general knowledge and understanding of the industry in which the Corporation operates which it has gained as an Exempted Person in considering and pursuing such opportunities or in making investment, voting, monitoring, governance or other decisions relating to other entities or securities) and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its Subsidiaries or stockholders for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its Subsidiaries, or uses such knowledge and understanding in the manner described herein, in each case, except as otherwise expressly provided in any written agreement entered into between the Company and such Exempted Person or if all of the following conditions are satisfied: (a) the business opportunity is presented or offered to an Exempted Person solely in the person's capacity as a director, officer or stockholder of the Corporation (expressly excluding any acquisition opportunities presented or offered to HandsOn Global Management or its controlled affiliated funds and not intended for the Corporation), (b) such business opportunity is one the Corporation or any of its Subsidiaries is legally and contractually permitted to undertake, and (c) a majority of the disinterested directors of the Corporation determines that the Corporation possesses, or would reasonably be expected to be able to possess, the resources necessary to exploit such business opportunity (which determination shall be promptly and reasonably made and communicated to the Exempted Person following presentation of such opportunity). If there is a separate written agreement for the Exempted Person applicable hereto, or if the foregoing clauses (a) through (c) are applicable and satisfied, then the applicable Exempted Person will have a fiduciary duty to refrain from engaging directly or indirectly in the applicable business activity unless a majority of the disinterested directors of the Corporation provides a written waiver to the applicable Exempted Person (which waiver shall not be unreasonably withheld or delayed). For the avoidance of doubt, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation's business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy. Any person or entity purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of the provisions of this Article VIII.

C.   Neither the alteration, amendment, addition to or repeal of this Article VIII, nor the adoption of any provision of this Third Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article VIII, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article VIII shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Third Amended and Restated Certificate, the Bylaws or applicable law.

D.   For purposes of this Article VIII, the following terms have the meanings set forth below:

"*Affiliate*" means, with respect to any specified person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified person.

"*Exempted Person*" means each of the stockholders, each of the independent directors of the Corporation and each of the directors of the Corporation (including for all purposes of this Article VIII directors who are also officers or employees of the Corporation), who are, or are Affiliates or designees of, Exela Technologies, Inc. and its Affiliates, and each of their respective controlled Affiliates and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any of the foregoing who serve as officers or directors of the Corporation; provided that the Corporation and its Subsidiaries shall not be Exempted Persons.

"*Person*" means any natural person, corporation, limited liability company, general or limited partnership, joint venture, trust, estate, proprietorship, unincorporated association, organization or other entity.

"*Subsidiary*," when used with respect to any person, means any other person of which (x) in the case of a corporation, (1) at least fifty percent (50%) of the equity or (2) securities representing at least fifty percent (50%) of the outstanding voting power of such other person are owned or controlled, directly or indirectly, by such first person, by any one or more of its subsidiaries, or by such first person and one or more of its subsidiaries or (y) in the case of any person other than a corporation, such first person, one or more of its subsidiaries, or such first person and one or more of its subsidiaries (1) owns at least fifty percent (50%) of the equity interests thereof or (2) has the power to elect or direct the election of at least fifty percent (50%) of the members of the governing body thereof or otherwise has control over such organization or entity.

ARTICLE IX

Section 203 of the DGCL shall not be applicable to the Corporation.

ARTICLE X

A. The Corporation reserves the right to amend, alter, change or repeal, at any time and from time to time, any provision contained in this Third Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph C of Article VI and paragraph C of Article VIII, all rights, preferences and privileges of whatsoever nature conferred upon the stockholders, directors or any other persons whomsoever by and pursuant to this Third Amended and Restated Certificate of Incorporation in its present form or as hereafter amended herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Third Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by law or by this Third Amended and Restated Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least seventy five percent (75%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal (whether by merger, consolidation or otherwise) Articles V, VI, VII, VIII, IX and X.

***

MEMBERSHIP INTEREST PURCHASE AGREEMENT

Execution Version

BPA MEMBERSHIP INTEREST PURCHASE AGREEMENT

This BPA **MEMBERSHIP INTEREST PURCHASE AGREEMENT** (this "**Agreement**") is made and entered into as of July 3, 2025, by and between XBP Americas, LLC, a Nevada limited liability company ("**Buyer**"), and **ETI-XCV**, **LLC**, a Delaware limited liability company ("**Seller**") (each of Buyer and Seller, a "**Party**" and together, the "**Parties**").

RECITALS

WHEREAS, as of the Closing Date (as defined below) Seller shall be the sole member and owner of all right, title, and interest in and to Exela Technologies BPA, LLC, a Delaware limited liability company ("**BPA**"), including all of the economic rights therein together with any rights to the voting interests in BPA that will revert therein upon the effective date of the Plan (as defined below) (such interests, the "**Purchased Interests**");

WHEREAS, as of the Closing Date BPA shall directly or indirectly own all right, title, and interest in and to the non-voting membership interests in NEON Acquisition, LLC, a Delaware limited liability company ("**Neon**"), including all of the economic rights therein together with any rights to the voting interests in Neon that will revert therein upon the effective date of the Plan, and indirectly will own all right, title, and interest in and to their respective subsidiaries (collectively, the "**Subsidiaries**");

WHEREAS, Buyer is a wholly-owned subsidiary of XBP Europe Holdings, Inc., a Delaware corporation ("**XBP**"), and desires to acquire from Seller, and Seller desires to sell to Buyer, all of the Purchased Interests, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, BPA and Neon and certain of their direct and indirect Subsidiaries have filed voluntary cases (the "**Chapter 11 Proceedings**") under chapter 11 of title 11 of the United States Code, §§ 101-1532, as amended in the United States Bankruptcy Court for the Southern District of Texas (the "**Bankruptcy Court**") (the cases commenced, captioned *In re DocuData Solutions, L.C.*, Case No. 25-90023 (CML)), and this transfer is being effected in part to support the restructuring transactions to be entered into in connection with the Chapter 11 Proceedings;

WHEREAS, on June 23, 2025, the debtors in the Chapter 11 Proceedings filed an Amended Joint Plan of Reorganization of DocuData Solutions, L.C. and its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code [Docket No. 826] (as may be amended, the "**Plan**"), which was confirmed by the Bankruptcy Court [Docket No. 834] and incorporates the terms of the Amended and Restated Plan Support Agreement [Docket No. 396], and a corresponding disclosure statement as described therein;

WHEREAS, on July 3, 2025, XBP entered into a Transaction Support Agreement with the Debtors (the "**XBP TSA**");

WHEREAS, the Debtors have sought approval of a waiver to the procedures set forth in the "Order (I) Establishing Notification Procedures and Approving Restrictions on (A) Certain Transfers of Interests in the Debtors and (B) Claims of Certain Worthless Stock Deductions and (II) Granting Related Relief" [Docket No. 67] in the Chapter 11 Proceedings (the "**NOL Order**") relating to the transactions contemplated herein; and

WHEREAS, the Parties acknowledge that the transactions contemplated herein constitute related party transactions, as Buyer and Seller are under common ownership and the terms of this Agreement have been negotiated with due consideration of such relationship to ensure fairness and compliance with applicable legal and regulatory requirements.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. **PURCHASE AND SALE OF MEMBERSHIP INTERESTS**

    1.1. Purchase and Sale.   Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Seller shall sell to Buyer, and Buyer shall purchase from Seller, all of Seller's rights, title, and interest in and to the Purchased Interests on an "as is/where is" basis, subject to all liens, claims, encumbrances, and interests of any kind. Upon the Closing (as defined below), Seller shall deliver to Buyer a duly executed assignment of membership interests for the Purchased Interests.

    1.2. Consideration.   The sole consideration for the Purchased Interests shall be one dollar ($1.00). The Parties acknowledge that the consideration reflects the encumbered nature of the Subsidiaries, including their financial condition and the ongoing Chapter 11 Proceedings.

2. **REPRESENTATIONS AND WARRANTIES OF SELLER**

    2.1. Organization.   Seller is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware and has the requisite limited liability company power to carry on its business as now conducted.

    2.2. Authorization and Execution.   Seller has the requisite limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. Seller confirms that all necessary filings with the Bankruptcy Court to permit the transactions contemplated hereby have been made, and that any requisite Bankruptcy Court approvals have been obtained.

    2.3. Title.   Seller represents that Buyer shall receive title to BPA, and indirectly Neon, as of the Closing Date.

    2.4. No Other Representations and Warranties.   The Purchased Interests are being sold "AS IS," "WHERE IS," and "WITH ALL FAULTS." Except for the representations and warranties expressly set forth in this Agreement, Seller makes no other representations or warranties, express or implied, including, without limitation, any representations or warranties as to the value, condition, merchantability, or fitness for a particular purpose of the Purchased Interests, or BPA, Neon, or their respective Subsidiaries, excluding XBP and its Subsidiaries (each, a "**Company**" and collectively, the "**Companies**"). Without limiting the foregoing, Seller makes no representations or warranties regarding the assets, liabilities, financial condition, or operations of the Subsidiaries, including any matters relating to the Chapter 11 Proceedings of any such Subsidiaries. Seller hereby expressly disclaims any and all liability arising from or related to the Purchased Interests and any Company's assets, liabilities, financial condition, or operations. Buyer acknowledges that it is not relying upon any representation, statement or other assertion with respect to the Purchased Interests, but is relying upon its own investigation of the Purchased Interests.

3. **REPRESENTATIONS AND WARRANTIES OF BUYER**

    3.1. Organization.   Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Nevada and has the requisite limited liability company power to carry on its business as now conducted.

    3.2. Authorization and Execution.   Buyer has the requisite limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder.

    3.3. Investment Purpose.   Buyer is acquiring the Purchased Interests for its own account with the present intention of holding such Purchased Interests for purposes of investment and is not acquiring the Purchased Interests with a view to or for distribution thereof, within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**"). Buyer acknowledges and understands that the Purchased Interests have not been registered under the Securities Act or qualified under the securities or "blue sky" laws of any state in reliance upon exemptions from registration or qualification thereunder, and the Purchased Interests may not be sold, offered, transferred, assigned, pledged, hypothecated, or otherwise disposed of or encumbered, except in compliance with the Securities Act and such laws.

3.4. No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Agreement, Buyer makes no other representations or warranties, express or implied.

4. CLOSING

The closing of the purchase and sale of the Purchased Interests as contemplated by this Agreement (the "**Closing**"), shall take place at 10 a.m., local time, at the offices of Loeb & Loeb LLP, 345 Park Ave, New York, New York 10154 on such date that (i) BPA shall have become a Subsidiary of Seller on terms reasonably acceptable to Buyer; (ii) Neon shall have become a Subsidiary of BPA on terms reasonably acceptable to Buyer and (ii) the NOL Order shall have been entered, and in any event no later than July 14, 2025. The date and time at which the Closing occurs is referred to in this Agreement as the "**Closing Date**."

5. COVENANTS AND RESCISSION

5.1. Rescission Events.

(a) Notwithstanding anything to the contrary, upon the occurrence of a Rescission Event (as defined below), Seller's transfer of the Purchased Interests to Buyer shall be void *ab initio* and Buyer shall return the Purchased Interests to Seller and the Parties will take all steps necessary to rescind the original sale transaction (within the meaning of the Ruling (as defined below)) for federal and applicable state income tax purposes and all other purposes with effect as of the date of this Agreement. Further, the Parties intend and agree that such rescission shall be effective so as to restore the Parties to the *status quo ante* in all but *de minimis* respects (which such *de minimis* deviations solely resulting in the ordinary course of business from the passage of time), consistent with the principles set forth in the Ruling, and acknowledge that such rescission shall occur within the same taxable year as the original transaction for each Party, and that no third-party rights may be adversely affected. The Parties shall cooperate and shall take all such actions, and refrain from taking any actions, as may be necessary or advisable to give full effect to the foregoing and to rescind the transactions otherwise contemplated under this Agreement, including (1) filing amended tax returns and making any required tax filings or disclosures, (2) rescinding any transaction that occurred with respect to the sale of the Purchased Interests, (3) with respect to Buyer, transferring the Purchased Interests to Seller so that Seller's right, title and interest with respect to the Purchased Interests are the same as they were immediately prior to the Rescission Event, (4) with respect to Seller, promptly refunding to Buyer, by wire transfer as directed in writing by Buyer, the Consideration paid to Seller in exchange for the Purchased Interests and (5) taking any other action contemplated by Section 6.1 below.

(b) As used above: "**Rescission Event**" means, and shall be deemed to have occurred if, (i) the Effective Date (as defined in the Plan) does not occur or the XBP Transaction (as defined in the Plan) is not consummated by August 7, 2025 or (ii) the XBP TSA has been terminated in accordance with its terms prior to the Effective Date of the Plan; provided that, the Parties may waive the occurrence of a Recission Event or extend the date included herein upon written agreement (email being sufficient) among the Parties, subject to the prior written consent (email being sufficient) of the Debtors, the Consenting ETI Parties, the Required Consenting Creditors and XBP.

5.2. Tax Covenants.

(a) From the Closing Date until the earlier of (i) the occurrence of a Rescission Event or (ii) the final determination that no Rescission Event will occur, each of Buyer and Seller agrees not to change the tax classification of the Companies.

(b) Each Party shall cooperate fully, as and to the extent reasonably requested by the other Party and subject to commercially reasonable efforts, in connection with (i) the preparation and filing of any tax returns related to the transactions contemplated herein and (ii) any audit, litigation, or other proceeding with respect to such taxes. Such cooperation shall include the retention and (upon request) the provision of records and information reasonably relevant to any such tax return, audit, litigation, or proceeding, and making personnel available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c)   The Parties agree that the transactions contemplated by this Agreement shall be reported for U.S. federal, state, and local income tax purposes in a manner intended to maximize overall tax efficiency for the Parties, taken as a whole, as agreed between the Parties and their respective tax and legal advisors in connection with the Plan. The Parties shall not, and shall cause their respective affiliates not to, take any position in any tax return, audit, litigation, or other proceeding that is inconsistent with such agreed treatment, except as otherwise required by a final determination of an applicable taxing authority.

(d)   If applicable, the Parties agree in good faith to restructure the transactions contemplated by this Agreement to achieve greater tax efficiencies, including by rescinding the transactions described in this Agreement, provided that the benefits received by Buyer in such alternate transaction are substantially the same as those obtained in this Agreement. Such restructuring may include transferring another affiliated entity or shares or equity therein, including shares of Seller's indirect parent. In such event, the Parties shall work collaboratively, engaging their respective tax and legal advisors, to explore and implement strategies that optimize tax outcomes. The Parties commit to maintaining open communication and sharing relevant information to facilitate these efforts, ensuring that any restructuring aligns with applicable laws and regulations while preserving the Buyer's benefits secured in this Agreement.

6.   MISCELLANEOUS

6.1.   Further Assurances.   Each of the Parties hereto shall, from time to time at the reasonable request of the other Party and without further consideration, execute and deliver such other instruments of conveyance and transfer and take such other actions as may be reasonably requested to more effectively consummate the transactions contemplated by this Agreement, including, without limitation, any action required by the Bankruptcy Court.

6.2.   Governing Law.   Subject to the terms of the Plan, this Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts principles that would result in the application of the laws of another jurisdiction.

6.3.   Entire Agreement; **Amendments**.   Subject to the terms of the Plan, this Agreement constitutes the entire agreement between the Parties and supersedes all prior and contemporaneous agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof. This Agreement may only be amended by a written instrument signed by the Parties.

6.4.   Third Party Beneficiaries.   This Agreement shall be for the sole and exclusive benefit of the Parties hereto; provided, however, that the Consenting Creditors (as defined in the Plan) are intended third-party beneficiaries of, and may enforce, Section 5.1 solely to the extent the Parties fail to take the actions contemplated thereby.

6.5.   Counterparts.   This Agreement may be executed in counterparts and by electronic signature, each of which shall be deemed to be an original, and all of which, when taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, as of the date first written above.

BUYER:

XBP AMERICAS, LLC

By: XBP Europe Holdings, Inc., its manager

By: /s/ Dejan Avramovic
_____
     Name: Dejan Avramovic
     Title: Chief Financial Officer

SELLER:

ETI-XCV, LLC

By: ETI-MNA, LLC, its manager

By: /s/ Par Chadha
        Name: Par Chadha
        Title: Manager

THE TRANSACTION SUPPORT AGREEMENT

THIS TRANSACTION SUPPORT AGREEMENT IS NOT AN OFFER OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER, ACCEPTANCE OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND PROVISIONS OF THE BANKRUPTCY CODE. NOTHING CONTAINED IN THIS TRANSACTION SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

THIS TRANSACTION SUPPORT AGREEMENT DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, REPRESENTATIONS, WARRANTIES, AND OTHER PROVISIONS WITH RESPECT TO THE TRANSACTIONS DESCRIBED HEREIN, WHICH TRANSACTIONS WILL BE SUBJECT IN ALL RESPECTS TO THE COMPLETION OF DEFINITIVE DOCUMENTS REFLECTING THE TERMS AND CONDITIONS SET FORTH HEREIN. THE CLOSING OF ANY SUCH TRANSACTION SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS AND THE APPROVAL RIGHTS OF THE PARTIES SET FORTH HEREIN AND IN SUCH DEFINITIVE DOCUMENTS, IN EACH CASE, SUBJECT TO THE TERMS HEREOF.

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (including all exhibits, annexes, and schedules hereto in accordance with Section 11.02, as amended, restated, supplemented, or otherwise modified from time to time, this "**Agreement**") is made and entered into as of July 3, 2025 (the "**Execution Date**"), by and among the following parties (each of the following, a "**Party**" and collectively, the "**Parties**").

(i)   Each of the entities listed on Schedule 1 hereto (collectively, the "**Debtors**"); and

(ii)   XBP Europe Holdings, Inc. (together with its applicable controlled affiliates, if any, "**XBP**").

RECITALS

WHEREAS, on April 24, 2025, (i) the Debtors, (ii) Exela Technologies, Inc. ("**ETI**"), GP 3XCV LLC and XCV-STS, LLC (collectively, the "**Consenting ETI Parties**"), (iii) Par Chadha, in his capacity as Chairman of the board of directors of ETI, GP 2XCV LLC and General Pacific, LLC (together, the "**Individual Owner**"), and (iv) the holders or beneficial holders of, or nominees, investment advisors, sub-advisors, or managers or discretionary accounts or funds that hold or beneficially hold, April 2026 Notes Claims or July 2026 Notes Claims party thereto (collectively, the "**Consenting Creditors**" and together with the Individual Owner, and the Consenting ETI Parties, the "**Consenting Stakeholders**") entered into that certain Amended and Restated Plan Support Agreement (including the exhibits and schedules attached thereto, and as amended, restated, supplemented or modified from time to time, the "**Consenting Stakeholder PSA**");

WHEREAS, the Debtors and the Consenting Stakeholders have in good faith and at arms' length negotiated certain restructuring and recapitalization transactions with respect to the Debtors' capital structure on the terms set forth in the Consenting Stakeholder PSA and on the terms set forth in *Amended Joint Plan of Reorganization of DocuData Solutions, L.C. and Its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code* [Docket No. 826] filed by the Debtors with the Bankruptcy Court (as defined below) on June 23, 2025 (including the exhibits and schedules attached thereto, and as amended, restated, supplemented or modified from time, the "**Plan**" and, such transactions as described in this Agreement, the Consenting Stakeholder PSA, the Plan, and the Restructuring Steps Exhibit (as defined in the Plan), and related transactions or steps to be taken in connection therewith, the "**Restructuring Transactions**");

WHEREAS, the Debtors intend to implement the Restructuring Transactions, including through the Debtors' voluntary cases under chapter 11 of title 11 of the United States Code, §§ 101-1532, as amended (the "**Bankruptcy Code**") in the United States Bankruptcy Court for the Southern District of Texas (the

"**Bankruptcy Court**") (the jointly-administered cases commenced, captioned *In re DocuData Solutions, L.C.*, Case No. 25-90023 (CML), the "**Chapter 11 Cases**");

WHEREAS, on June 23, 2025, the Bankruptcy Court confirmed the Plan and the Restructuring Transactions contemplated thereby;

WHEREAS, the Parties have agreed to support the Restructuring Transactions subject to and in accordance with the terms of this Agreement and desire to work together to complete the negotiation of the terms of the documents and the completion of each of the actions necessary or desirable to effectuate the Restructuring Transactions in accordance with the Plan and the Restructuring Steps Exhibit;

WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring Transactions on the terms and conditions set forth in this Agreement and the Plan; and

NOW, THEREFORE, in consideration of the covenants, representations, warranties, and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1.   Interpretation and Defined Terms.

1.01.   <u>Interpretation</u>

For purposes of this Agreement:

(a)   in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender;

(b)   capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form;

(c)   unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions;

(d)   unless otherwise specified, any reference herein to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit, as it may have been or may be amended, restated, supplemented, or otherwise modified from time to time, in each case, in accordance with this Agreement, including, without limitation, <u>Section 9</u>; *provided* that any capitalized terms herein which are defined with reference to another agreement, are defined with reference to such other agreement as of the date of this Agreement, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof;

(e)   unless otherwise specified, all references herein to "Sections" are references to Sections of this Agreement;

(f)   the words "herein," "hereof," and "hereto" refer to this Agreement in its entirety rather than to any particular portion of this Agreement;

(g)   captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Agreement;

(h)   references to "shareholders," "directors," or "officers" shall also include "members" or "managers," as applicable, as such terms are defined under the applicable limited liability company Laws;

(i)   the use of "include" or "including" is without limitation, whether stated or not;

(j)   unless otherwise specified herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein; and

(k)   the word "or" shall not be exclusive.

1.02.   Defined Terms.   Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Consenting Stakeholder PSA or the Plan, as applicable. To the extent of any conflict between the Consenting Stakeholder PSA and the Plan, the meanings ascribed in the Plan shall control.

1.03.   Certain additional defined terms are set forth on **Exhibit A** hereto, which is incorporated by reference herein in all respects.

Section 2.   *Effectiveness of this Agreement*.   This Agreement shall become effective and binding upon each of the Parties on the date (such date, the "Agreement Effective Date"), on which all of the following conditions have been satisfied or waived in accordance with this Agreement:

(a)   each Debtor shall have executed and delivered counterpart signature pages of this Agreement to counsel to XBP; and

(b)   XBP shall have executed and delivered a counterpart signature page of this Agreement to counsel to the Debtors.

Section 3.   *Definitive Documents*.

3.01.   The "**Definitive Documents**" are: (i) this Agreement, (ii) the Definitive Documents as defined in section 3.01 of the Consenting Stakeholders PSA, and (iii) such other motions, orders, agreements, and documentation necessary or desirable to consummate and document the XBP Transaction contemplated by this Agreement and the Plan.

3.02.   The Definitive Documents that are not executed as of the Agreement Effective Date remain subject to good faith negotiation, agreement and completion. Upon completion, the Definitive Documents shall contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement, as they may be modified, amended, or supplemented in accordance with this Agreement. The Definitive Documents that are not executed or filed as "an agreed form" with the Bankruptcy Court as of the Agreement Effective Date, and any amendments, modifications, or supplements to any Definitive Documents, shall be consistent with this Agreement and otherwise shall be in form and substance reasonably acceptable to (i) the Debtors, (ii) XBP, (iii) the Required Consenting Creditors, and (iv) the Consenting ETI Parties in accordance with their consent rights under the Consenting Stakeholder PSA. For the avoidance of doubt, and without limiting the generality of the foregoing, XBP and the Debtors hereby acknowledge and agree that as of the Agreement Effective Date, the Governance Term Sheet, Exit Facilities Documents, and Exit Securitization Program are being negotiated, and as such remain subject to the consent rights of XBP and the Debtors set forth herein and the consent rights of the Consenting Stakeholders as set forth in the Consenting Stakeholder PSA. Promptly, following the date hereof, and to the extent it has not done so, the Debtors shall file with the Bankruptcy Court the executed Membership Interest Purchase Agreement entered into by a subsidiary of XBP and ETI-XCV, LLC as of the date hereof, the agreed form of New Parent Warrants Agreement, the Registration Rights Agreement, and the New Parent Shareholder Rights Plan (in each case as confirmed by counsel to the relevant interested parties as of the Agreement Effective Date).

Section 4.   *Commitments* of XBP.

4.01.   Affirmative Commitments.   During the Agreement Effective Period, XBP agrees to:

(a)   act in good faith to support the Restructuring Transactions and Plan, and timely take all actions contemplated by this Agreement and the Plan and as necessary to support and achieve consummation of the Restructuring Transactions and effectiveness of the Plan, including with respect to providing information as may be reasonably requested and necessary to obtain any necessary governmental approvals to consummate the Restructuring Transactions and Plan; and

(b)   except (A) as required by contracts existing on the date hereof or applicable Law, (B) with the consent of the Debtors and the Consenting Stakeholders, or (C) as contemplated, allowed, or required by the Plan or this Agreement or as advisable to give effect thereto: (i) operate their businesses in the ordinary course consistent with past practices; (ii) use commercially reasonable efforts (x) to preserve intact XBP's business organization and relationships with third parties and employees, taking into account the Restructuring Transactions; and (y) maintain good standing (or equivalent status under the Laws of its incorporation or organization) under the Laws of the jurisdictions in which XBP is incorporated or organized, taking into account the Restructuring Transactions; (iii) consult in good faith with the counsel to the Debtors and the Consenting Stakeholders prior to XBP's entry into, termination of, or modification of any material operational contracts, leases, or other binding agreements, other than in the ordinary course of business; (iv) refrain from increasing the compensation payable to any "Insiders" (as defined in the Bankruptcy Code) of XBP, except, with advance notice to the Debtors and the Consenting Stakeholders, annual base salary compensation increases and merit-based adjustments in the ordinary course of business and consistent with past practice or as required by the terms of and in accordance with any written employment or engagement agreement currently in effect between XBP and such person or as required by law; (v) refrain from granting any long term cash incentive awards payable to any "Insiders" (as defined in the Bankruptcy Code) of XBP not existing as of the date of this Agreement or implementing a short term incentive plan for 2026 payable to any "Insiders" (as defined in the Bankruptcy Code) of XBP; and (vi) refrain from entry into any transaction involving the direct or indirect sale, purchase, transfer, or other disposition of a material portion of XBP's assets outside of the ordinary course of business or the transfer any material portion of any of XBP's employees outside of the ordinary course of business, taking into account the Restructuring Transactions.

4.02.   <u>Negative Commitments</u>.   During the Agreement Effective Period, except (A) as required by contracts existing on the date hereof or applicable Law, (B) with the consent of the Debtors and the Consenting Stakeholders, or (C) as contemplated, allowed, or required by the Plan or this Agreement, XBP agrees that it shall not, directly or indirectly (including directing or encouraging any person, trustee, agent, or entity to):

(a)   take any action that is inconsistent with this Agreement or the Restructuring Transactions or take any other action that would reasonably be expected to interfere with, delay, or impede the effectiveness of the Plan and the consummation of the Restructuring Transactions;

(b)   object to, delay, impede, or take any other action (including by directing or encouraging any other entity or person to take any action) to interfere with acceptance, implementation, or consummation of the Restructuring Transactions;

(c)   propose, file, seek, solicit, support, or vote for any Alternative Restructuring Transaction;

(d)   file any motion, pleading, or other document with the Bankruptcy Court or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with this Agreement, the Consenting Stakeholder PSA, or the Plan;

(e)   initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Chapter 11 Cases, this Agreement, or the other Restructuring Transactions contemplated herein against the Debtors other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement;

(f)   exercise, or direct any other person to exercise, any right or remedy for the enforcement, collection, or recovery of any of Claims against or Equity Interests in the Debtors;

(g)   sell, transfer, lease or otherwise dispose of any material portion of its assets outside the ordinary course of business;

(h)   incur any material indebtedness, or guarantee any indebtedness of another entity outside the ordinary course of business;

(i)   issue any Interests or Transfer any ownership (including any beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in any Interests to any affiliated or unaffiliated party, including any party in which it may hold a direct or indirect beneficial interest, except pursuant to XBP's existing equity incentive plan or, solely to the extent needed to fund any obligations of XBP under or related to the Plan, in public offerings pursuant to the Company's existing shelf registration statement; or

(j)   object to, delay, impede, or take any other action (including by directing or encouraging any other Entity to take any action) to interfere with the Debtors' ownership and possession of their assets, wherever located, or interfere with the automatic stay arising under section 362 of the Bankruptcy Code.

4.03.   Additional Provisions Regarding XBP's Commitments.   Notwithstanding anything contained in this Agreement, nothing in this Agreement shall: (a) affect the ability of XBP to consult with any Consenting Stakeholder, the Debtors, or any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee) or their respective advisors, counsel or other representatives, in each case, subject to the terms of any Confidentiality Agreements; (b) impair or waive the rights of XBP to assert or raise any objection not prohibited by this Agreement in connection with the Restructuring Transactions; (c) prevent XBP from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; (d) limit the rights of XBP under the Chapter 11 Cases, including appearing as a party in interest in any matter to be adjudicated in order to be heard concerning any matter arising in the Chapter 11 Cases, so long as the exercise of any such right is not inconsistent with XBP's obligations hereunder; (e) subject to any notice provisions hereunder, prevent XBP from taking any action that is required to comply with applicable Law; (f) prevent XBP from taking any action that is otherwise consistent with this Agreement or the Plan; or (g) require XBP to take any action which is prohibited by applicable Law or to waive or forego the benefit of any applicable legal or professional privilege.

Section 5.   *Commitments of the Debtors.*

5.01.   Affirmative Commitments.   During the Agreement Effective Period, the Debtors shall:

(a)   support and take all actions reasonably necessary and desirable to implement and consummate the Restructuring Transactions in accordance with this Agreement and the Plan;

(b)   to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions contemplated in this Agreement, negotiate in good faith with XBP appropriate additional or alternative provisions or alternative implementation mechanics to address any such impediment, and support and take all steps reasonably necessary and desirable to address any such impediment;

(c)   obtain any and all required regulatory and third-party approvals and consents for the consummation and implementation of the Restructuring Transactions;

(d)   provide to XBP all financial statements and other information reasonably requested by XBP so that it may seek requisite shareholder consent to complete its portion of the Restructuring Transactions;

(e)   negotiate in good faith and to execute and deliver the Definitive Documents and any other required agreements to effectuate and consummate the Restructuring Transactions as contemplated by this Agreement and the Plan;

(f)   continue ordinary course practices to maintain their good standing under the Laws of the state or other jurisdiction in which they are respectively incorporated, organized, or formed, except to the extent that any failure to maintain the Debtors' good standing arises solely from the filing of the Chapter 11 Cases;

(g)   use commercially reasonable efforts to obtain Exit Securitization Programs (as defined in the Plan) on economic terms for the Debtors that are superior to those of the Prepetition Securitization Programs (as defined in the Plan) and the Postpetition Securitization Programs (as defined in the Plan) or, in the alternative, to obtain alternative exit financing on superior economic terms to refinance the Prepetition Securitization Programs and the Postpetition Securitization Programs in connection with the Plan;

(h) consult with XBP in formulating the tax structures and resolving any legacy tax obligations of the consolidated group with respect to the transactions contemplated in the Restructuring Steps Exhibit and the other Restructuring Transactions in a manner acceptable to XBP in its reasonable discretion;

(i) except as otherwise expressly set forth in this Agreement, operate their businesses and operations in the ordinary course in a manner that is consistent with this Agreement and consistent with the Debtors' past practice, and preserve intact the Debtors' business organization and relationships with third parties (including, without limitation, suppliers, customers, and governmental and regulatory authorities and employees);

(j) subject to any confidentiality obligations, provide counsel to XBP a copy of any written Alternative Restructuring Transaction (and, in the case of a verbal proposal, a written summary thereof) within one (1) Business Day of delivery to the board of directors, board of managers, or similar governing body of the Debtors of such proposal and, in any event, three (3) Business Days after the Debtors' or their advisors' receipt of such proposal; provided that, the Debtors will make commercially reasonable efforts to share any proposal for an Alternative Restructuring Transaction, including seeking any necessary waivers or modifications of any confidentiality provisions;

(k) actively and timely oppose and object to the efforts of any person seeking to object to, delay, impede, or take any other action to interfere with the acceptance, implementation, or consummation of the Restructuring Transactions (including, if applicable, the filing of timely filed objections or written responses) to the extent such opposition or objection is reasonably necessary or desirable to facilitate implementation of the Restructuring Transactions;

(l) inform counsel to XBP in writing (email being sufficient) as soon as reasonably practicable after becoming aware of any Debtor Material Adverse Effect;

(m) consult with XBP, and consider XBP's input, as to which executory contracts or unexpired leases are to be terminated, entered into, assumed, or rejected, if any; and subject to the requirements of the Bankruptcy Code whether to (i) enter into or voluntarily terminate any material contract, (ii) materially modify, amend, waive any right under or renew any material contract, other than (in the case of this clause (ii)), in the ordinary course of business or part of an existing plan in effect prior to the commencement of the Chapter 11 Cases, (iii) enter into or extend the term or scope of any contract that purports to restrict a Company or any successor thereto, from engaging or competing in any line of business or in any geographic area, or (iv) enter into any material contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the XBP Transactions;

(n) inform counsel to XBP in writing (email being sufficient) as soon as reasonably practicable after becoming aware of: (i) any matter or circumstance that they know to be a material impediment to the implementation or consummation of the Restructuring Transactions, including, without limitation, any breach of the Consenting Stakeholders PSA by any party thereto or the occurrence of any Termination Event under the Consenting Stakeholders PSA; (ii) any notice of any commencement of any material involuntary insolvency proceedings, legal suit for payment of debt or securement of security from or by any person in respect of the Debtors or any of their direct or indirect subsidiaries; (iii) any material breach of any of the terms, conditions, representations, warranties or covenants set forth in this Agreement (including a breach by the Debtors); or (iv) any representation or statement made or deemed to be made by them under this Agreement which is or proves to have been incorrect or misleading in any material respect when made or deemed to be made;

(o) promptly following the date hereof, provide a budget for the Debtors' anticipated operations until the Plan Effective Date, including professional fees and escrowed amounts (the "**Budget**");

(p) make available the Chief Restructuring Officer, Deputy Chief Restructuring Officer, the Debtors' financial adviser and management to help facilitate the transition and ongoing operations, and provide copies of all reports of the adviser provided to the Debtors board of directors and management; and

(q)   require that the Exit Facilities Documents and Exit Securitization Program Documents provide specific, standalone, covenant permissions for the payment of the reasonable and documented fees and expenses of (1) Loeb & Loeb LLP, as counsel to XBP, and (2) any other advisors to XBP to the extent subsequently approved by the board of Directors of XBP, in each case for work related to the Restructuring Transactions.

5.02.   Negative Commitments.   During the Agreement Effective Period, the Debtors shall not, directly or indirectly, and XBP shall not, directly or indirectly, cause the Debtors to:

(a)   take any action that is inconsistent with this Agreement, the Plan, the Definitive Documents, or the Restructuring Transactions or take any other action that would reasonably be expected to interfere with, delay, or impede the consummation of the Plan and the Restructuring Transactions;

(b)   file any motion, pleading, order or any Definitive Documents with the Bankruptcy Court or any other court (including any modifications or amendments thereof) that, in whole or in part, is inconsistent with this Agreement, the Plan, or the Restructuring Transactions; or

(c)   Without limiting the generality of Section 5.02(a), except as otherwise expressly contemplated by the Plan or the Definitive Documents or consented to by XBP in writing, no Debtor shall:

(i)   amend or modify its governing documents or propose any amendment to any of its governing documents of a Debtor;

(ii)   (A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other equity interest or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any securities of a Debtor, (B) redeem, purchase or otherwise acquire any outstanding securities of a Debtor, or any rights, warrants, options, calls, commitments, convertible securities or any other agreements of any character to acquire any securities of a Debtor, (C) adjust, split, combine, subdivide or reclassify any securities of a Debtor, or (D) enter into, amend or waive any of the rights under any contract with respect to the sale or repurchase of any securities of a Debtor;

(iii)   directly or indirectly acquire or agree to acquire in any transaction any equity interest in, or business of, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or the purchase (including by license, collaboration or joint development agreement) directly or indirectly of any properties or assets (other than purchases of supplies and inventory in the ordinary course of business and consistent with past practice);

(iv)   sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any properties, rights or assets with a fair market value in excess of $100,000 individually or $250,000 in the aggregate;

(v)   incur, create, assume or otherwise become liable for any indebtedness for borrowed money (including the issuance of any debt security and the assumption or guarantee of obligations of any person) (or enter into a "keep well" or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of a Debtor, except for (A) letters of credit, (B) trade credit or trade payables, in each case in the ordinary course of business and consistent with past practice, or (C) subject to the approval of the Bankruptcy Court, indebtedness to finance the Debtors Chapter 11 Proceedings;

(vi)   declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of a Debtor;

(vii)   other than as required by applicable law or as required by the terms of a benefit plan of a Debtor as in effect on the date hereof (or adopted hereafter in compliance with this clause, (A) increase the compensation or benefits (including severance benefits) of any current or former employees, officers, directors or other individual service providers of a Debtor, (B) take any action to accelerate the vesting or payment, or prefund or in any other way secure the payment of, compensation or benefits under any benefit plan of a Debtor, (C) enter into, negotiate, establish, amend, extend or terminate any benefit plan or collective bargaining agreement of a Debtor, or (D) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan of a Debtor or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except insofar as may be required by GAAP, applicable law or regulatory guidelines;

(viii)   incur any expense outside the ordinary course of business that is inconsistent with the Budget in any material respect;

(ix)   make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable law or regulatory guidelines;

(x)   write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

(xi)   (A) make, change or revoke any entity classification election for tax purposes or, except as in the ordinary course of business, other material tax election, (B) adopt or change any material method of tax accounting or change any tax accounting period, (C) enter into any "closing agreement" as described in Section 7121 of the Internal Review Code of 1986 (or any comparable or similar provisions of applicable law), or settle or compromise any liability with respect to material taxes (other than in connection with the Chapter 11 Proceedings), (D) file any material amended tax return or file any material tax return inconsistent with past practice, (E) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of material taxes other than such extensions for filing tax returns obtained in the ordinary course of business, or (F) surrender any right to claim any material tax refund or credit;

(xii)   make or commit to any capital expenditures in excess of $500,000;

(xiii)   make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business) to, any Person;

(xiv)   hire, engage or terminate (other than a termination for cause or as part of an existing optimization plan in effect prior to the commencement of the Chapter 11 Cases) the employment or engagement of, any employee, individual independent contractor or consultant who earns or will earn annual base compensation in excess of $150,000;

(xv)   fail to maintain in effect material insurance policies covering a Debtor and their respective properties, assets and businesses;

(xvi)   (A) purchase any marketable securities or (B) change the investment guidelines with respect to a Debtor's investment portfolio;

(xvii)   forgive any loans to any employees, officers or directors of a Debtor, or any of their respective affiliates; or

(xviii)   (A) sell, transfer, assign, lease, license, covenant not to enforce, cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon or otherwise dispose of any rights to any intellectual property material to the Debtors, taken as a whole, other than licensing non-exclusive rights to third parties in the ordinary course of business, or (B) disclose to any Person any proprietary information, except, in the ordinary course of business to a Person that is subject to reasonable and appropriate confidentiality obligations.

5.03.   Additional Provisions Regarding the Debtors' Commitments.

(a)   Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require the Disinterested Director, after consulting with outside counsel, to take any action or to refrain from taking any action with respect to the Restructuring Transactions to the extent taking or failing to take such action would be inconsistent with applicable Law or its fiduciary obligations under applicable Law, and any such action or inaction pursuant to this Section 5.03 shall not be deemed to constitute a breach of this Agreement; *provided* that the foregoing shall not impede any Party's termination rights as set forth in Section 8 of this Agreement. The Debtors shall promptly notify XBP of any such determination within one (1) Business Day following such determination.

(b)   Notwithstanding anything to the contrary in this Agreement (but subject to Section 5.03), each Debtor and their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall have the rights to: (i) consider any unsolicited Alternative Restructuring Transaction; (ii) provide access to non-public information concerning any Debtor to any Entity that (x) has submitted an unsolicited proposal with respect to an Alternative Restructuring Transaction and (y) has entered into a reasonable and customary Confidentiality Agreement or a reasonable and customary nondisclosure agreement with the Debtors; *provided that*, to the extent practicable, the Debtors shall provide notice to XBP within one (1) day of providing access to such non-public information; (iii) maintain or continue discussions or negotiations with respect to any Alternative Restructuring Transactions if such person or entity, acting in good faith and after consulting with outside counsel, determines that the failure to take such action would be inconsistent with its fiduciary duties or applicable Law; *provided* that, to the extent practicable, the Debtors shall provide notice to XBP within one (1) day of taking such action; and (iv) enter into or continue discussions or negotiations with holders of Claims against or Equity Interests in a Debtor, any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee), or any other Entity regarding the Restructuring Transactions; *provided* that, to the extent practicable, the Debtors shall provide notice to XBP within one (1) day of providing access to such non-public information.

(c)   Nothing in this Agreement shall: (i) impair or waive the rights of any Debtor to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions; (ii) prevent any Debtor from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; or (iii) require any Debtor to take any action which is prohibited by applicable Law or to waive or forego the benefit of any applicable legal or professional privilege.

Section 6.   *Mutual Representations, Warranties, and Covenants*.   XBP and each of the Debtors, jointly and severally subject to any necessary Bankruptcy Court approval, as and to the extent applicable, hereby represents, warrants, and covenants to each other, as of the date such Party executed and delivered this Agreement:

(a)   (i) it is validly existing and in good standing under the Laws of the state of its organization or incorporation, and (ii) this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable Laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability;

(b)   except as expressly provided in this Agreement, the XBP Transaction Documents, the Plan (including the requirement of obtaining XBP shareholder consent for those actions requiring shareholder consent as set forth in the Restructuring Steps Exhibit) and the Bankruptcy Code, no consent or approval is required by any other person or entity in order for it to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement;

(c)   the entry into and performance by it of the transactions contemplated by this Agreement do not, and will not, conflict in any material respect with any Law or regulation applicable to it or with any of its articles of association, memorandum of association or other constitutional documents;

(d)   except as expressly provided in this Agreement, it has (or will have, at the relevant time) all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement; and

(e)   except as expressly provided in this Agreement, it is not party to any restructuring or similar agreements or arrangements with the other Parties to this Agreement that have not been disclosed to all Parties to this Agreement.

Section 7. *Officer's Certificate.* On the date scheduled to be the Effective Date, *i.e.*, the date on which all Conditions in the Plan have been satisfied or stand ready to be satisfied, the Debtors shall so inform XBP and shall present XBP an officer's certificate in the form attached hereto as **Exhibit B** (the "Officers' Certificate").

Section 8. *Termination Events.*

8.01.   Debtor Termination Events. The Debtors may terminate this Agreement as to all Parties upon prior written notice to XBP in accordance with Section 11.11 of this Agreement (each, a "**Debtor Termination Notice**") upon the occurrence of any of the following events (each, a "**Debtor Termination Event**"):

(a)   the breach by XBP of any of the representations, warranties, or covenants of XBP set forth in this Agreement that would have, or could reasonably be expected to have, a material adverse effect on the Restructuring Transactions, which breach remains uncured (to the extent curable) for five (5) business days after delivery of the Debtor Termination Notice detailing any such breach; or

(b)   in accordance with Section 5.03, the Debtors determine in good faith, after consultation with counsel (which may be internal or outside counsel) (i) that continued performance under this Agreement or proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of their fiduciary duties or applicable Law or (ii) in the exercise of its fiduciary duties, to pursue an Alternative Restructuring Proposal.

8.02.   XBP Termination Event.   XBP may terminate this Agreement as to all Parties upon prior written notice to all Parties in accordance with Section 11.11 of this Agreement (a "**XBP Termination Notice**") upon the occurrence of any of the following events; *provided that* XBP does not directly or indirectly cause the occurrence of such events (collectively, the "**XBP Termination Events**"):

(a)   the failure of the Restructuring Transactions to have been consummated by August 7, 2025, including as result of XBP's failing to receive shareholder or Nasdaq approval for the issuances of shares of XBP common stock contemplated by the Plan;

(b)   the Debtors terminate this Agreement;

(c)   any Debtor or other Consenting Stakeholder revokes the Restructuring Transactions without the prior consent of XBP to the extent necessary, including the withdrawal of the Plan, as applicable, or support therefor, or publicly announces its intention to take any such act;

(d)   the breach by the Debtors of any of the representations, warranties, or covenants of the Debtors set forth in this Agreement that would have, or could reasonably be expected to have, a material adverse effect on the Restructuring Transactions, or the material breach of the covenants contained in this Agreement, which breach remains uncured (to the extent curable) for five (5) business days after delivery of the XBP Termination Notice detailing any such breach;

(e)   the occurrence of a Debtor Material Adverse Effect;

(f)   the failure of the Debtors to deliver to XBP the Officer's Certificate;

(g)   the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for thirty (30) Business Days after XBP transmits a written notice in accordance with Section 11.11 hereof detailing any such issuance;

(h)   the failure of the Debtors to give prompt notice (email being sufficient) to XBP within twenty-four (24) hours of the Disinterested Director making the determination (i) that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of its fiduciary duties or applicable Law, or (ii) in the exercise of its fiduciary duties, to enter into an Alternative Restructuring Transaction;

(i)   this Agreement or any Definitive Document is amended, waived, or modified in any manner that is inconsistent with the terms of this Agreement unless (i) such amendment, waiver, or modification has been approved in writing by XBP or (ii) such amendment, waiver, or modification is annulled, deemed invalid, or otherwise modified such that it is consistent with the terms of this Agreement within three (3) Business Days from its purported effectiveness;

(j) the failure of the Debtors to use commercially reasonable efforts to inform XBP in writing (email being sufficient) after becoming aware (and in any event within twenty-four (24) hours after becoming so aware) of: (i) any event or circumstance that has occurred, or that is likely to occur, that would permit any Party to terminate, or that would result in the termination of, this Agreement; (ii) any event or circumstance that has occurred, or that is likely to occur, that would permit any party to terminate, or that would result in the termination of, the Consenting Stakeholders PSA; (iii) any matter or circumstance that is, or is likely to be, an impediment to the implementation or consummation of the Restructuring Transactions; (iv) the threat or commencement of any involuntary Insolvency Proceeding, lawsuit, investigation, hearing, or enforcement action from or by any person or entity in respect of any Debtor; (iv) a breach of this Agreement by the Debtors; or (v) any representation or statement made by the Debtors under this Agreement which is or proves to have been incorrect or misleading in any respect when made;

(k) the public announcement by the Debtors of their intention not to support the Restructuring Transactions;

(l) the transmission of a DIP Termination Notice under (and as defined in) the DIP Orders or the DIP Documents;

(m) (i) the entry of an order by the Bankruptcy Court, or the filing of a motion or application by any Debtor seeking an order that is not stayed, vacated, or withdrawn fourteen (14) days from entry, or (ii) the filing of a motion or application in the Bankruptcy Court by any Debtor that has not been withdrawn five (5) days after filing, in each case without the prior written consent of XBP, (1) converting one or more of the Chapter 11 Cases of the Debtors to a case under chapter 7 of the Bankruptcy Code, (2) appointing an examiner or a trustee in one or more of the Chapter 11 Cases of Debtors, (3) rejecting this Agreement, or (4) dismissing one or more of the Chapter 11 Cases of the Debtors;

(n) any court of competent jurisdiction has entered a final, non-appealable judgment or order declaring this Agreement to be unenforceable;

(o) the Bankruptcy Court or a court of competent jurisdiction enters an order (i) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (ii) dismissing the Chapter 11 Cases, or (iii) appointing a trustee for the Chapter 11 Cases, which order in each case has not been reversed, stayed, or vacated within five (5) Business Days after XBP provides written notice to the Debtors that such order is materially inconsistent with this Agreement; or

(p) on or after July 14, 2025, if a Governance Term Sheet, acceptable to XBP, has not been agreed by the relevant parties and in a format that can be filed with Bankruptcy Court.

8.03. <u>Mutual Termination</u>. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among (a) each Debtor and (b) XBP.

8.04. <u>Automatic Termination</u>. This Agreement shall terminate automatically as to all Parties without any further required action or notice immediately upon the effective date of the Restructuring Transactions pursuant to the Plan.

8.05. <u>Effect of Termination</u>. Upon the occurrence of a XBP Termination Event or Debtor Termination Event or the mutual termination of this Agreement by the Parties pursuant to <u>Section 8.03</u>, this Agreement shall be of no further force and effect as to such Party and each Party subject to such termination, except as otherwise expressly provided in this Agreement, shall be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, had it not entered into this Agreement; *provided, however,* that in no event shall such termination relieve any Party from (i) liability for its breach or non-performance of its obligations under this Agreement prior to such termination, or (ii) obligations under this Agreement which by their terms expressly survive termination of this Agreement. Except as expressly provided in this Agreement, nothing in this Agreement is intended to, or does, in any manner waive, limit, impair, or restrict any right of any Party or the ability of any Party to protect and preserve their rights (including rights under this Agreement), remedies, and interests, including its claims against any other Party. No purported termination of this Agreement shall be effective under this section or otherwise if the Party seeking to terminate this Agreement is in breach of this Agreement. Nothing in this Section 8.05 shall restrict the Debtors' right to terminate this Agreement in accordance with Section 8.01(b).

Section 9.   *Amendments and Waivers*.

(a)   This Agreement may not be modified, amended, or supplemented, and no condition or requirement of this Agreement may be waived, without the prior written consent of the Debtors and XBP. Any proposed modification, amendment, waiver, or supplement that does not comply with this Section 9 shall be ineffective and void *ab initio*.

(b)   The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as (i) a further or continuing waiver of such breach, (ii) a waiver of any other or subsequent breach, or (iii) a waiver of any provision of this Agreement by another Party. No failure on the part of any Party to exercise, and no delay in exercising, any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power, or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise of such right, power, or remedy or the exercise of any other right, power, or remedy. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by Law.

Section 10.   *Releases*.   The Debtors agree to continue to support the release of XBP in the Plan in substantially the form set forth in the Plan (and which shall not be subject to any reservation of rights effective upon the Plan Effective Date).

Section 11.   *Miscellaneous*.

11.01.   Acknowledgement.   Notwithstanding any other provision herein, this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise. Any such offer or solicitation will be made only in compliance with all applicable securities Laws, provisions of the Bankruptcy Code, or other applicable Law.

11.02.   Exhibits Incorporated by Reference; Conflicts.   Each of the exhibits, annexes, signatures pages, and schedules attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include such exhibits, annexes, and schedules. In the event of any inconsistency between this Agreement (without reference to the exhibits, annexes, and schedules hereto) and the exhibits, annexes, and schedules hereto, this Agreement (without reference to the exhibits, annexes, and schedules thereto) shall govern.

11.03.   Further Assurances.   Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring Transactions, as applicable.

11.04.   Complete Agreement.   Except as otherwise explicitly provided herein, this Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, among the Parties with respect thereto.

11.05.   GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, in the Bankruptcy Court, and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of the Bankruptcy Court; (b) waives any objection to laying venue in any such action or proceeding in the Bankruptcy Court; and (c) waives any objection that the Bankruptcy Court is an inconvenient forum or does not have jurisdiction over any Party hereto; provided that, to the extent the Chapter 11 Cases are dismissed, each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement in a court of competent jurisdiction located in New York, New York.

11.06. <u>TRIAL BY JURY WAIVER</u>. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.07. <u>Execution of Agreement</u>. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party. The words "execution," "execute," "signed," "signature," and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by us, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity, or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

11.08. <u>Rules of Construction</u>. This Agreement is the product of negotiations among the Debtors and XBP, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. The Debtors and XBP were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel.

11.09. <u>Successors and Assigns; Third Parties</u>. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. The Consenting Stakeholders shall be third party beneficiaries of this Agreement to the extent any such party seeking to enforce the provision hereof against XBP consents that XBP is a third-party beneficiary of the Consenting Stakeholders PSA with respect to such Consenting Stakeholder. The rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other person or entity.

11.10. <u>Relationship Among the Parties</u>. It is understood and agreed that no Party to this Agreement has any duty of trust or confidence in any form with any other Party, and, except as provided in this Agreement, there are no agreements, commitments, or undertakings between or among them. No prior history, pattern, or practice of sharing confidence among or between the Parties shall in any way affect or negate this understanding and agreement.

11.11. <u>Notices</u>. All notices hereunder shall be deemed given if in writing and delivered, by email, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

(a)   if to the Debtors, to:

Exela Technologies BPA, LLC
2701 E. Grauwyler Road
Irving, Texas 75061
Attn: Suresh Yannamani
Email:suresh.yannamani@exelatech.com

and

Exela Technologies BPA, LLC
c/o AP Services, LLC
909 3rd Avenue
New York, NY 10022
Attn: Randall Eisenberg and Steve Spitzer
Email:reisenberg@alixpartners.com and sspitzer@alixpartners.com

with a copy to:

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attn:Alexander W. Welch, Hugh Murtagh, and Jonathan Weichselbaum
Email:alex.welch@lw.com, hugh.murtagh@lw.com, and jon.weichselbaum@lw.com

(b)   if to XBP, to:

XBP Europe Holdings Inc.
1237 7th Street
Santa Monica, CA 90401
Attn:Chief Executive Officer
Email: legalnotices@xbpeurope.com

and

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attn:Erik Mengwall, Bethany D. Simmons
Email: emengwall@loeb.com; bsimmons@loeb.com

(c)   if to a Consenting Creditor (other than a Consenting ETI Party), to

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attn: Ryan Preston Dahl and Matthew M. Roose
Email: ryan.dahl@ropesgray.com and matthew.roose@ropesgray.com

and

Ropes & Gray LLP
191 North Wacker Drive
Chicago, IL 60606
Attn: Eric Schriesheim
Email: eric.schriesheim@ropesgray.com

(d)   Any notice given by delivery, mail, or courier shall be effective when received.

11.12.   Independent Due Diligence and Decision Making.   XBP hereby confirms that its decision to execute this Agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions, and prospects of the Debtors. XBP acknowledges and agrees that it is not relying on any representation or warranties other than as set forth in this Agreement.

11.13.   Enforceability of Agreement.   Each of the Parties to the extent enforceable waives any right to assert that the exercise of termination rights under this Agreement is subject to the automatic stay provisions of the Bankruptcy Code, and expressly stipulates and consents hereunder to the prospective modification of the automatic stay provisions of the Bankruptcy Code for purposes of exercising termination rights under this Agreement, to the extent the Bankruptcy Court determines that such relief is required;

provided that nothing herein shall prejudice any Party's rights to argue that the exercise of termination rights was not proper under the terms of this Agreement.

11.14.   <u>Waiver</u>.   If the Restructuring Transactions are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms or the payment of damages to which a Party may be entitled under this Agreement.

11.15.   <u>Severability and Construction</u>.   If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

11.16.   <u>Remedies Cumulative; Specific Performance; Damages</u>.

(a)   All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

(b)   It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

(c)   Notwithstanding anything to the contrary in this Agreement, none of the Parties or any of their respective successors or assigns shall make a claim against, or seek to recover from, any other Party or the successors, assigns, affiliates, directors, officers, employees, counsel, representatives, agents, or attorneys-in-fact of any of them for any special, indirect, consequential, exemplary, or punitive damages or damages for lost profits in respect of any claim for breach of contract or any other theory of liability arising out of or related to this Agreement.

11.17.   <u>Email Consents</u>.   Where a written consent, acceptance, approval, or waiver is required pursuant to or contemplated by this Agreement, including a written approval by the Debtors or XBP, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel to the Parties submitting and receiving such consent, acceptance, approval, or waiver, it is conveyed in writing (including email) between each such counsel without representations or warranties of any kind on behalf of such counsel.

11.18.   <u>Survival</u>.   Notwithstanding the termination of this Agreement in accordance with its terms, the agreements and obligations of the Parties in Section 5.03, and any defined terms needed for the interpretation of any such Sections shall survive such termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms hereof and thereof. For the avoidance of doubt, the Parties acknowledge and agree that if this Agreement is terminated, Section 10 shall survive such termination, and any and all Releases as approved by the Bankruptcy Court shall remain in full force and effect as of the Plan Effective Date.

11.19.   <u>Representation by Counsel</u>.   Each Party acknowledges that it has had an opportunity to receive information from the Debtors and that it has been, or is part of a group that has been, or has had an opportunity to be, represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

Exela Technologies BPA, LLC, Neon Acquisition, LLC, Exela Intermediate LLC, Exela Finance Inc., and XCV-EMEA, LLC on behalf of themselves and their Debtor Affiliates

By: /s/ Randall Eisenberg

    Name: Randall Eisenberg
    Chief Restructuring Officer

XBP Europe Holdings Inc.

By: /s/ Andrej Jonovic

    Name: Andrej Jonovic
    Chief Executive Officer

Exhibit A

(Defined Terms)

1. "**Debtor Material Adverse Effect**" means any event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets and liabilities, results of operations or condition (financial or otherwise) of the Debtors, taken as a whole; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a "**Debtor Material Adverse Effect**": (i) any enactment of, or change or proposed change in applicable laws or GAAP or any interpretation thereof following the date of this Agreement, (ii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market security or market index or commodity or any distribution or such markets) or economic, political, business or financial market conditions generally, (iii) the taking of any action expressly required to be taken under this Agreement or the Plan (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic, acts of nature or change in climate, (v) any acts of terrorism or war, sabotage, civil unrest, curfews, public disorder, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, or social conditions, (vi) any failure in and of itself of a Debtor to meet any projections or forecasts, provided, that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Debtor Material Adverse Effect, (vii) any events generally applicable to the industries or markets in which any Debtor operates, or (viii) any matter existing as of the date of this Agreement; provided, that in the case of each of clauses (i), (ii), (iv), (v) and (vii), any such event shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Debtor Material Adverse Effect to the extent it disproportionately affects the Companies, taken as a whole, relative to other participants in the industries in which such companies operate.

2. "**EBITDA**" means as of the date of determination the most recently completed twelve months trailing net income or loss of the Debtors, taken as a whole, determined in accordance with GAAP, and to the extent included therein, adding or deducting as the case may be, interest expense, income taxes, depreciation and amortization, in each case calculated in accordance with the same practice as used to calculate EBITDA in the most recent public filing of Exela Technologies, Inc.

3. "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

4. "**Indebtedness**" means any and all amounts payable under or in respect of one or more (a) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, reserve-based loans, securitization or receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (b) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers' acceptances), or (c) instruments or agreements evidencing any other indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time, and whether or not the same is treated as "on" or "off balance sheet" for accounting purposes.

5. "**Leverage Ratio**" means a ratio of Indebtedness to EBITDA.

Exhibit B

(Form of Officer Certificate)

OFFICER'S CERTIFICATE

I, [Officer's Name], the [Officer] of Exela Technologies BPA, LLC and Neon Acquisition, LLC (collectively with their subsidiaries, the "Companies"), HEREBY CERTIFY to XBP Europe Holdings, Inc. in connection with the Transaction Support Agreement dated as of July   , 2025 (the "Agreement") as follows as of the date hereof and after giving effect to the Restructuring Transactions:

1.   Covenant Compliance: Each of the Companies has fully complied with all covenants, obligations, and conditions set forth in the Agreement, including, without limitation, Sections 5 and 6.

2.   Indebtedness: On an aggregate basis, the Leverage Ratio of the Companies does not exceed 5.0:1.

3.   Absence of Debtor Material Adverse Effect: No Debtor Material Adverse Effect has occurred with respect to any of the Companies.

4.   Liquidity and Compliance: On an aggregate basis, the Companies shall have Projected Emergence Liquidity (as defined in the Plan) net of any reserves of not less than $25,000,000. Based on the Companies' current projections, Companies reasonably believe they will be able to comply, as applicable, during the next eighteen months with the liquidity and financial covenants contained in the Exit Financing Documents.

5.   Equity Value: On an aggregate basis, the equity value of the Companies is not less than $400 million, determined using the methodology employed to calculate the Plan Equity Value.

I hereby affirm that the foregoing statements are true, accurate, and complete to the best of my knowledge and belief as of the date hereof and that capitalized terms used but not defined herein shall have the meanings given in the Agreement.

IN WITNESS WHEREOF, I have executed this Certificate as of the [day] of [month], 2025.

_____

[Officer's Name]
[x] Officer
Exela Technologies BPA, LLC and Neon Acquisition, LLC

REVERSE STOCK SPLIT CHARTER AMENDMENT

FORM OF

**CERTIFICATE OF AMENDMENT
TO THE THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF XBP GLOBAL HOLDINGS, INC.**

XBP Global Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that:

1.   The name of the Corporation is XBP Global Holdings, Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 8, 2020, under the name "CF Finance Acquisition Corp. VIII."

2.   This Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation was duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware and amends the provisions of the Company's Third Amended and Restated Certificate of Incorporation.

3.   The amendment to the existing Third Amended and Restated Certificate of Incorporation being effected hereby is as follows:

(a)   Add the following paragraph at the end of Article IV as a new paragraph F.:

"F.   Upon this Amendment to the Third Amended and Restated Certificate becoming effective pursuant to the DGCL during the year ending December 31, 2025 (the "*2025 Effective Time*"), each three (3) to fifteen (15) shares of Common Stock issued and outstanding immediately prior to the 2025 Effective Time shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, the exact ratio within the foregoing range to be determined by the Board and publicly announced by the Corporation prior to the 2025 Effective Time, without any further action by the Corporation or the holder thereof (the "*2025 Reverse Stock Split*"). No fractional shares shall be issued in connection with the 2025 Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder and, where shares are held in certificated form, the surrender of the applicable certificate, in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the Nasdaq Capital Market as of the date of the 2025 Effective Time (after giving effect to the 2025 Reverse Stock Split) by (b) the fraction of one share owned by the stockholder."

4.   This Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation shall be effective immediately upon filing with the Delaware Secretary of State.

****

ANNEX E

STOCK PLAN AMENDMENT

FORM OF

AMENDMENT TO THE
XBP EUROPE HOLDINGS, INC.
2024 STOCK INCENTIVE PLAN

This Amendment (the "Amendment") to the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan (the "Plan") was adopted by the Board of Directors of XBP Europe Holdings, Inc., a Delaware corporation (the "Company"), on , 2025, and approved by the Company's shareholders on , 2025.

Amendment to the Plan

If Proposal 6 is approved by shareholders at the 2025 Annual Meeting of Stockholders (the "Annual Meeting"), Section 4 of the Stock Plan ("Shares Available Under the Plan; Other Limitations.") will be amended to reflect the following:

Number of Shares Available for Delivery. The aggregate number of shares of Stock authorized for issuance under the Plan shall be increased by 5,000,000 shares (the "Base Increase").

If the shareholders also approve Proposal 4 at the Annual Meeting, and the Restructuring as defined in and described in the proxy statement for the Annual Meeting is consummated, the aggregate number of shares of Stock authorized for issuance under the Plan shall be further increased (the "Contingent Increase") such that, after giving effect to the Base Increase and the consummation or the Restructuring, the total number of shares authorized for issuance under the Plan equals 10% of the total number of shares of Stock outstanding immediately following the Restructuring, inclusive of the Base Increase. For clarity, the Contingent Increase shall be equal to the difference between (a) 10% of the Company's total outstanding Stock immediately following the closing of the transaction, and (b) the sum of the shares authorized and available for issuance under the Plan prior to the Base Increase and the Base Increase."

No Other Amendments.

Except as expressly modified by this Amendment, all other terms and conditions of the Plan shall remain in full force and effect.

****

2024 ANNUAL REPORT ON FORM 10-K AND 10-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-40206

XBP Europe Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**85-2002883**
(State of or other Jurisdiction Incorporation or Organization)	(I.R.S. Employer Identification No.)
2701 East Grauwyler Road **Irving, Texas**	**75061**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(844) 935-2832**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Stock, Par Value $0.0001 per share	XBP	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	XBPEW	The Nasdaq Capital Market

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
			Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☒ Yes ☐ No

The aggregate market value of the Registrant's voting and non-voting shares of common stock held by non-affiliates of the Registrant was approximately $52,790,679, computed by reference to the price at which such common stock was last sold as of June 30, 2024, (based on a closing price of $1.75).

As of March 18, 2025, the Registrant had 30,362,365 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from portions of the registrant's definitive proxy statement that will be filed for the 2025 Annual Meeting of Shareholders, which the registrant intends to file with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended December 31, 2024.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Annual Report on Form 10-K ("Annual Report") are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "may", "should", "would", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "seem", "seek", "continue", "future", "will", "expect", "outlook" or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, strategy, plans, intentions, or expectations or anticipated future results and other statements that are not historical facts. These statements are based on the current beliefs and assumptions of our management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding our business that may change at any time, and, therefore, our actual results may differ materially from those that we expected. The factors that may affect our results include, among others: the impact of political and economic conditions on the demand for our services; the impact of a data or security breach; the impact of competition or alternatives to our services on our business pricing and other actions by competitors; our ability to address technological development and change in order to keep pace with our industry and the industries of our clients; the impact of terrorism, natural disasters or similar events on our business; the effect of legislative and regulatory actions in the United States and internationally; the impact of operational failure due to the unavailability or failure of third-party services on which we rely; the effect of intellectual property infringement; the implementation and effects of our restructuring plan; and other factors discussed in this report under the headings "Risk Factors", "Legal Proceedings", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and otherwise identified or discussed in this Annual Report. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements, which speak only as of the date of this report.

The forward-looking statements made by us in this report speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of this report, except as otherwise required by law. In addition, forward-looking statements provide our expectations, plans or forecasts of future events and views based upon information available to us as of the date of this report and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Except where the context otherwise requires or where otherwise indicated, the terms "Company", "we", "us", "our", "the company," and "our business" in this Annual Report on Form 10-K refer to XBP Europe Inc. and its subsidiaries before the Business Combination, and to XBP Europe Holdings, Inc. and its consolidated subsidiaries following consummation of the Business Combination.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Part I. Item 1A. "Risk Factors" in this Annual Report. You should carefully consider these risks and uncertainties when investing in our securities. The principal risks and uncertainties affecting our business include the following:

- The Company's ability to achieve continued and sustained profitability is uncertain.

- The Company may need to raise debt or equity financing, which it may be unable to do on favorable terms or at all.

- The Company relies on ETI, which is a highly leveraged company that faces substantial doubt about its ability to continue as a going concern.

- If the Company is unable to maintain an effective system of internal controls over financial reporting, it may not be able to accurately report its financial results in a timely manner or there may be misstatements in its financial statements (which may include material misstatements).

- If ETI no longer continues to control the Company in the future, the Company's strategy or business may be adversely impacted.

- Historical or new adverse issues, such as litigation and missed projections, associated with the Company, ETI or its management may adversely impact the Company's reputation, business and financial position and share price.

- Certain of the Company's contracts are subject to rights of termination, audit and/or investigation, which, if exercised, could negatively impact the Company's reputation and reduce the Company's ability to compete for new contracts and have an adverse effect on its business, results of operation and financial condition.

- The Company may not be able to offset increased costs with increased fees under its contracts.

- The Company's business process automation solutions often require long selling cycles and long implementation periods that may result in significant upfront expenses that may not be recovered.

- The Company faces significant competition, including from clients who may elect to perform their business processes in-house or invest in their own technologies in-house.

- The Company's industry is characterized by rapid technological change, including the adoption of AI, and failure to compete successfully within the industry and address such changes could adversely affect its results of operations and financial condition.

- The Company's business could be materially and adversely affected if its intellectual property or the intellectual property ETI or its subsidiaries provided under the License Agreement is not protected or is found to infringe on the intellectual property of others.

- The Company's revenues are highly dependent on the banking and finance industries, and any decrease in demand for business process solutions in these industries could reduce its revenues.

- The Company will not achieve revenue and profit objectives if it fails to accurately and effectively bid on (and win or renew) contracts awarded through competitive bidding processes, or, if bids are won and a contract is awarded to the Company, revenue and profit objectives may not be achieved due to a number of factors outside its control.

- The Company's profitability is dependent upon its ability to obtain adequate pricing for its services and to improve its cost structure.

- Fluctuations in the costs of labor, paper, ink, energy, by-products and other materials and resources may adversely impact the results of the Company's operations.

- The Company relies, in some cases, on third-party hardware, software and services, which could cause errors or failures of the Company's services and adversely affect the Company's business and reputation.

- The Company is subject to regular client and third-party security reviews and failure to pass these may have an adverse impact on the Company's operations.

- Currency fluctuations among local currencies of any locations where the Company operates could have a material adverse effect on the Company's results of operations.

- The Company's results of operations could be adversely affected by economic and political conditions.

- If the Company is unable to attract, train and retain skilled professionals, or its labor expenses increase or otherwise comprise a larger percentage of its revenue, its business and results of operations may be materially adversely affected.

- Any failure or perceived failure to comply with laws and/or regulations, which may change from time to time, in one or more of the jurisdictions in which it operates, could subject the Company to legal actions and materially adversely affect its results of operations and financial condition.

- The invasion of Ukraine by Russia, and the financial and economic sanctions and import and/or export controls imposed on Russia by the United Kingdom, the European Union, and others, has caused, and may continue to cause, significant economic and social disruption.

- COVID-19 caused a global health crisis that caused significant economic and social disruption, and a similar public health event could impact the Company's business adversely.

- Changes in laws or regulations, or a failure to comply with any laws and regulations, in the various jurisdictions in which Company operates may adversely affect the Company's business, investments and results of operations and Company may incur additional expenses in order to comply with the laws of those jurisdictions.

- Cybersecurity issues, vulnerabilities, and criminal activity resulting in a data or security breach could result in risks to the Company's systems, networks, products, solutions and services.

- The Company has a limited public float, which adversely affects trading volume and liquidity, and may adversely affect the price of the Common Stock and access to additional capital.

- The Company does not expect to declare any dividends in the foreseeable future.

- The Company is a controlled company, and thus eligible for exemptions from certain corporate governance rules of Nasdaq. You may not have the same protections afforded to stockholders of companies that are subject to such requirements.

- So long as ETI controls the Company, other holders of the Company's Common Stock will have limited ability to influence matters requiring stockholder approval, and ETI's interests may conflict with (or may be adverse to) the interests of the other holders of Common Stock.

- The Company incurs significant increased expenses and administrative burdens as a result of being a public company.

- The Company may not be able to comply with the continued listing standards of Nasdaq.

DEFINED TERMS

Following is a glossary of other abbreviations and acronyms that are found in this Annual Report:

"*BPA*" means business process automation.

"*BPO*" means business process outsourcing.

"*BTC International*" means BTC International Holdings, Inc., a Delaware corporation.

"*Business Combination*" means the Merger and the transactions contemplated by the Merger Agreement, collectively.

"Bylaws" means the bylaws of the Company.

"Cantor" means CFAC Holdings VIII, LLC.

"CF VIII" means CF Acquisition Corp. VIII, a Delaware corporation.

"CF VIII Class A Common Stock" means Class A common stock of CF VIII, par value $0.0001 per share, prior to the Business Combination.

"Charter" means the amended and restated certificate of incorporation of the Company.

"Closing" means the closing of the Business Combination.

"Closing Date" means November 29, 2023.

"*Common Stock*" means common stock, par value $0.0001 per share, of the Company.

"Company" means XBP Europe Holdings, Inc., a Delaware corporation f/k/a CF Acquisition Corp. VIII.

"DGCL" means the Delaware General Corporation Law.

"Dodd-Frank Act" means the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

"*ERP*" means enterprise resource planning system.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"ETI" means Exela Technologies, Inc., a Delaware corporation.

"ETI Debtor Subs" means most of ETI's U.S. and three Canadian subsidiaries, excluding the Company, which filed voluntary petitions for bankruptcy relief under chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas.

"Existing Holders" means the holders of CF VIII Class A Common Stock who were party to the Registration Rights Agreement dated March 11, 2021 between CF VIII and such holders.

"GAAP" means generally accepted accounting principles in the United States.

"Holder" or *"Holders"* means the Existing Holders and the New Holders and any person or entity who becomes a party to the Registration Rights Agreement.

"Indebtedness" means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (i) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (ii) the principal and interest components of capitalized lease obligations under GAAP, (iii) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers' acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (iv) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (v) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (vi) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including "earn outs" and "seller notes" other than accounts payable arising in the ordinary course and (vii) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the

consummation of the Transactions in respect of any of the items in the foregoing clauses (i) through (vi), and (viii) all Indebtedness of another Person referred to in clauses (i) through (vii) above guaranteed directly or indirectly, jointly or severally.

"IPO" means CF VIII's initial public offering of CF VIII Units, which was consummated on March 11, 2021.

"JOBS Act" means the Jumpstart our Business Startups Act.

"License Agreement" means the Intercompany Confidentiality and Intellectual Property License Agreement entered into between XBP Europe, Inc. and certain affiliates of the Ultimate Parent entered into concurrently with the execution of the Merger Agreement.

"Lock-Up Agreement" means the Lock-Up Agreement entered into on October 9, 2022, by and between XBP Europe, Inc., BTC International and CF VIII.

"Merger" means the merger of Merger Sub with and into XBP Europe, Inc.

"Merger Agreement" means the Agreement and Plan of Merger, dated as of October 9, 2022, by and among CF VIII, Merger Sub, BTC International and XBP Europe, Inc. (as the terms and conditions therein may be amended, modified or waived from time to time).

"Merger Sub" means Sierra Merger Sub Inc.

"Nasdaq Listing Rule" means the Nasdaq Stock Market Listing Rule 5635.

"New Holders" means the parties listed under the New Holders on the signature page to the Registration Rights Agreement.

"Person" means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

"Placement Units" means the 540,000 CF VIII Units initially issued to Cantor in the Private Placement.

"Placement Warrants" means the 135,000 Warrants underlying the Placement Units.

"Private Placement" means the private placement that closed concurrently with the closing of the IPO, on March 11, 2021, pursuant to which CF VIII issued and sold to Cantor 540,000 Placement Units, at a purchase price of $10.00 per Placement Unit, generating gross proceeds of $5.4 million.

"Private Warrants" means the Private Placement Warrants and the Forward Purchase Warrants.

"Public Warrants" means the CF VIII Warrants sold as part of the CF VIII Units in the IPO, which are currently exercisable at a price of $11.50 per share and were assumed by us in connection with the Business Combination.

"Registration Rights Agreement" means the Amended and Restated Registration Rights Agreement entered into by and among the Company, Cantor, the independent directors of CF VIII, and BTC International at Closing.

"Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Services Agreement" means the Services Agreement entered into upon the Closing between XBP Europe, Inc. and Exela Technologies BPA, LLC.

"Tax Sharing Agreement" means the Tax Sharing Agreement entered into upon the Closing between ETI, XBP Europe, Inc. and the Company.

"Ultimate Parent" means ETI-XCV Holdings, LLC, an indirect parent of BTC International and wholly owned subsidiary of ETI.

"Ultimate Parent Support Agreement" means the Ultimate Parent Support Agreement entered into on October 9, 2022, by and between CF VIII and Ultimate Parent.

"*Warrants*" means warrants to purchase shares of Common Stock.

PART I

ITEM 1. BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this section to "we," "our," "us," "XBP Europe, "the Company" and similar terms are to XBP Europe Inc. and its subsidiaries before the Business Combination, and to XBP Europe Holdings, Inc. following consummation of the Business Combination, except where the context requires otherwise.

Overview

We are a pan-European integrator of bills, payments and related solutions and services seeking to enable digital transformation of our clients. We believe our business ultimately advances digital transformation, improves market-wide liquidity by expediting payments, and encourages sustainable business practices.

Our solutions and services serve clients of varying sizes in multiple industries, and across public and private sectors. Our larger reporting segment is the Bills & Payments segment where revenue stems from transactions processed by our products and services, including bill and payments processing, from our locations or from client locations. In 2024, this revenue stream generated approximately $110 million, including discontinued operations revenue of $8 million (approximately 73% of total revenues). Our other reporting segment is the Technology segment where revenue stems from the sale of recurring and perpetual software licenses and related maintenance, professional services, and sale of hardware solutions and related maintenance, which represented the remainder of our revenue or $41 million (27% of total revenues) in 2024.

In total, we serve over 2,000 clients across Europe (including a smaller number in the Middle East and Africa). Our client concentration is relatively low, with the top 10 clients accounting for 27.6% of our revenue in 2024 and 26.0% of our revenue in 2023, and the top 100 clients accounting for 79.1% and 76.3% of revenue in 2024 and 2023, respectively. For the fiscal year ended December 31, 2024, we generated $151 million of revenue, including discontinued operations revenue of $8 million.

We process several hundred million payment transactions annually. This volume is achieved using a hybrid of our cloud-based infrastructure and platforms, which enables us to deploy our business solutions to clients across the European market, and also to the Middle East and Africa (together with Europe, "**EMEA**"), where we have a smaller number of clients. Our physical footprint spans 15 countries and 32 locations. We host our products both on our own and our client premises and as a SaaS offering in the cloud. These offerings, along with several hybrid solutions are available to clients based on their needs and preferences. We offer a flexible model when it comes to our licenses, whereby clients can choose among licenses covering a maximum number of transactions, multi-year term licenses with renewal options, or perpetual licenses. Our flexible deployment model has attracted many leading banking and financial institutions, including some of the largest in Europe. Among these institutions is Finanz Informatik ("**FI**"), the IT service provider of

the Savings Banks Finance Group, a German financial institution with approximately $3.0 trillion in business volume and more than 50 million end-customers.


Norway
(population 5 million)
process 100% of bank giro
Sweden
(population 10 million) ~7 million
individuals and 500,000+ companies
use bank giro processed by XBP
Ireland
(population 5 million) process
~95% of all payments by check
United Kingdom
(population 67 million) ~100% of all
check payments archived or
processed
Germany
(population 83 million)
technology is used to support
50+ million online banking
customers

We intend to enhance and expand our product and service offerings by adding emerging standards to our bills and payments solutions, such as our Request to Pay and Confirmation of Payee offerings, which should position us as one of the few companies within the broader open banking initiative that can offer solutions across industries. Since the Closing, we have expanded our offering to include XBP Omnidirect, a cloud-based communication management platform, and Reaktr.ai, our cyber-security, data modernization and cloud management business unit which is powered by AI, both of which are covered in more detail below, and which aim to expand our solution stack among the existing and new client base, thereby resulting in higher value client relationships.

We offer an industry-agnostic and cross-departmental suite of products, which centers around finance and accounting ("**F&A**") solutions and services and is comprised of the XBP Platform, Request to Pay, enterprise information management, robotic process automation, Digital Mailroom, business process management and workflow automation, and integrated communication services. We also offer industry specific solutions for banking and financial services. Since the COVID-19 pandemic has changed the way people and businesses operate, we have rolled out a suite of Work From Anywhere ("**WFA**") applications with enterprise software for connectivity and productivity to better enable remote work.

We increased our focus on Public Sector opportunities in 2024 and see a significant long-term structural opportunity in this vertical going forward. In 2024, we won a multi-year contract for His Majesty's Passport Office (HMPO) in the United Kingdom for approximately $40 million, where XBP Europe will digitally transform birth, marriage, and death records dating back to 1837. This contract win was enabled by our state-of-the-art AI-powered IDP solution, which improves efficiency and security while integrating precision-enhanced corrections and feedback-driven validation mechanisms to refine field accuracy over time.

We expect to see continued demand from the Public Sector in 2025 and beyond for several reasons. Government expenditure as a percent of GDP in Europe significantly exceeds other regions around the world. According to the International Monetary Fund, government expenditure as a percent of GDP in 2022 in the United Kingdom and the European Union was 44.3% and 49.2%, respectively, compared to the United States at 36.3%. In the European Union specifically, total government expenditure grew from €3.7 trillion in 2000 to nearly €8 trillion in 2022, based on data from Eurostat.

Europe's 2030 Digital Decade Programme should provide long-term tailwinds for companies providing digital transformation and cloud services. Launched by the European Commission, the Digital Decade Programme is a framework guiding Europe's digital transformation until 2030. The initiative was launched in 2023 and focuses on investment in digital skills, digital infrastructure, digital transformation of businesses, and digitalization of public services. Specific targets include 75% of EU enterprises adopting cloud computing, big data, and/or AI, over 90% of SMEs reaching a basic level of digital intensity, and doubling the number of unicorn companies. According to the IDC, overall EMEA digital transformation spending is projected to exceed $1.2 trillion by 2028, driven by AI and industry-specific investments, particularly in financial services and the public sector.

Industry-agnostic and Cross-departmental Solutions

XBP Platform — exchange for bills and payments

The XBP platform provides a secured network, allowing billers, consumers and businesses to communicate and transact utilizing a modern technology stack that can connect to any client system without significant capital investments by new clients. Business-to-business ("**B2B**") billers are able to communicate with payers electronically, offering transparency and simplified reconciliations. By structuring and linking data across disparate client systems, our XBP platform can be rapidly implemented using each client's existing infrastructure and in-country settlement processes. This product allows payers to receive their bills in a single place, with analytics, alerts and several payment options. Downstream processes can be integrated with actionable data that is offered as a value-added service.

The XBP platform payment solutions enable consolidation of inbound payment channels and data continuity to enhance treasury management. Among other things, the product offers integrated receivables dashboards, multi-channel bill presentment and payment, reconciliation, exception and dispute management, ageing analytics, collections management, and targeted engagements.

Through the introduction of the XBP platform for small and medium sized businesses ("**SMB**"), clients are able to access our XBP web portal and leverage rich features to organize their bills, initiate communication and manage account receivables ("**AR**") effectively, all designed to improve liquidity by expediting payments. We also use the XBP platform as the tool to support our ERP data consolidation offering, for which we see a market demand and which we offered our clients beginning in 2024. Any enterprise which has more than one ERP system likely faces challenges in consolidating the data from multiple ERPs, which is time consuming, prone to errors, and delays reporting and decision-making. We use our robotic process automation ("**RPA**") suite, along with off the shelf ERP connectors to extract data from multiple ERPs, and feed it into XBP for clients to have one consolidated view without data being compromised or delayed due to manual handling.

Our accounts payable ("**AP**") solution enables clients to simplify the complexities of supplier onboarding and management through a user-friendly user-interface ("**UI**"). Our AP solution can be integrated with our Digital Mailroom technology, which is able to process both digital and non-digital (e.g., paper) data. The AP solution process begins by initiating a requisition. Once approved, the requisition moves to procurement, where bids are solicited from an approved supplier network. We believe that supporting our clients by making our supplier network available may be a key differentiator in enabling a complete AP solution. Our AP solution also records receipt of goods and invoices and performs three-way matching digitally. Exceptions are processed and once approved in accordance with the client's processes, the purchase is recorded in the client's ERP system, so that it can be paid. We then use our system to generate and deliver a payment file in the format the bank needs so that a payment can be processed. Some of our clients also authorize us to process the payment on their behalf. Additionally, we deploy advanced AI-enabled solutions to decipher complex invoices and provide forecasts and insights into legacy accounting platforms.


O2C
Enrollments
KYC
Origination
Servicing
Billing
Receivables
Liquidity
Fraud prevention
E-invoicing
E-invoices for biller's customers
Digital Mailroom
Repository for bills for billers' customers
remittance
enrollment
taxes
AP
E-payments for banks customers
Digital Mailroom
Secure, scalable
Payment networks, RTP, SEPA, FPS, card networks, crypto…
Biller Portal
Bills, payments and messages
Payer App/Portal
Payments, bills and messages
P2P
Requisition
Procurement
E-Commerce
T&E
AP
Payments
Asset Tracking
Reporting

Plug and play solutions across the Procure-to-Pay (P2P) and Order-to-Cash (O2C) cycle to simplify and personalize user experience, optimize treasury management, and facilitate compliance while reducing administrative cost.

Request To Pay (RTP)

Our consistent focus on innovation in the open banking space allowed us to become one of the first market participants to develop an approved Request to Pay (“**RTP**”) solution for the UK market. This product was developed in cooperation with a key partner, Mastercard, and was approved by the UK’s regulatory body, Pay.UK in 2020. Meanwhile, the post-Brexit European Union is advancing its own RTP solution known as “**R2P**”, through the Single European Payment Area (“**SEPA**”) framework, sponsored by the European Payments Council (the “**EPC**”). Whether in the United Kingdom or EU, RTP/R2P enables billers to make payment requests and allows payers to act on such requests through a secure, unified messaging service that provides end-to-end audit trails for billers and facilitates two-way communication throughout the payment process. The solution is designed to help reduce the number of late payments by allowing the payer to exercise more options, including opening a line of communication regarding the amount, frequency and time of payment. According to a study by the Euro Banking Association, RTP has multiple potential uses, which include POS (point of sale) transactions, e-commerce, e-invoicing, and recurring payments. The benefits across these use cases are multifold and include: improved liquidity management, reduction of payment defaults, avoidance of credit card fees and reduced reliance on cash by enabling a low cost real time account to account transfer.


1
Biller generates a request to Pay via a Biller App and sends it to RtP service
Biller
2
RtP receives the Request and delivers it to the Payer
3
Payer receives the Request to Pay via their Payer app and reviews the details
4 Payer selects a response to Request to Pay
Funds transferred using existing payments infrastructure
5
Select payment method and amount
8 Biller updates the account and sends a receipt to the Payer
Initiate Payment
6 Payments are initiated by existing payment rails
7 RtP sends the response back to the Biller
Request to Pay service
Pay All
Pay Partial
Request Extension
Decline / Block
Contact Biller

Enterprise Information Management

Our enterprise information management (“**EIM**”) solutions consume and organize large amounts of data across multiple formats and store the information in cloud-enabled proprietary platforms. We also gather transaction data from enterprise systems for hosting. The collected, extracted data is usually used to complete a client-mandated process, and is then made available to our clients and their end-consumers for a period of time in return for an access fee as part of the hosting service. We use this suite of solutions extensively in our digital transformation projects.

Robotic Process Automation

We have consistently been at the forefront of implementing Robotic Process Automation (RPA).Our deployment model for RPA is desktop automation, followed by server level automation if the usage is reaching its capacity. We have built up a large library of RPA rules by both industry and client embedded into our solution suite. We view RPA as a step towards the automation of processes in instances where application programming interfaces (“**APIs**”) do not exist. An example of this is old legacy systems, which may only be accessed through UI that were intended for a human operator to access. In these instances, RPAs will allow a bot to mimic human interaction.

Digital Mailroom Solutions

We are one of the leading providers of digital mailroom and records digitization solutions and often handle the entire mailroom operation for our clients. Our digital mailroom product, called DMR, employs our technology and uses either our or a client’s infrastructure to process mailroom transactions. The end-to-end digital mailroom accommodates

inputs from paper, fax, emails and other electronic data. We also offer recorded voice, image, microfiche and video input channels. Users of DMR are able to view any of these inputs the same way they view emails in their inbox. The versatility of DMR means that it is used as both a module inside the XBP platform and as part of our WFA suite. The UI also connects to our other offerings, such as the Drysign e-signature platform, shipping and receiving services with digital receipt, and delivery and routing to our intelligent lockers offering.

We offer DMR for enterprise-wide deployment to captive mailrooms of clients, mailrooms outsourced to the Company and others. DMR is also suitable for business locations with no dedicated mailroom, such as a client's front desk and can function as a virtual address solution, enabling businesses to acquire desirable addresses to support their evolution without needing to invest in additional physical office locations. Digital mailroom solutions are available as SaaS, BpaaS or as enterprise licenses. Our largest DMR deployment is with the German Savings Banks Finance Group, to which over 50 million users have access.

Business Process Management and Intelligent Workflow Automation

We have built extensive workflow automation and case management platforms for business process management, which can be leveraged to use our EIM engines. These platforms are designed to integrate popular databases and enterprise systems and are offered across three user categories: enterprise class (10,000 or more users or tasks), interdepartmental class (collaboration across departments), and case-management (off the shelf workflow automation platform which can be customized). Most of our deployments of the workflow automation suite are with banking clients in Germany and the United Kingdom and we typically use our platforms Plexus for more complex deployments, and Beats for off-the shelf workflows.

Integrated Communications

Our comprehensive multi-channel integrated communications solutions help clients communicate with other businesses or their clients. This suite of solutions can link through several channels, including email, print and mail, SMS, web, voice, and chat. Our solutions and services can be expanded to include design and marketing, selection of optimal engagement and least cost routing for mission critical communications. The cost of bills, statements, enrollments, client support, targeted marketing, mass notifications, reprographics, and regulatory notices can each be evaluated using these solutions. We also partner with clients to promote digital migration and improve user experience and help reduce, and even eliminate inefficient, wasteful communications.

Banking and Financial Industry Solutions and Services

XBP Europe is one of the largest non-bank processors of payments in Europe, having processed several hundred million payment transactions in 2024. Our banking and financial industry offerings include solutions for payment processing and payment enablement, mortgage enrollment, lending and loan management, confirmation of payee, know your client ("**KYC**"), anti-money laundering, governance, compliance and information management solutions and accounted for approximately 51% of revenue in 2024. We can provide these services as an end-to-end solution or as an augmentation of existing banking processes. We may also offer them as a technology license or through our employees who service clients.

We handle a variety of payment channels in addition to checks and credit cards, including Real Time Payments (called Faster Payments in the UK), SEPA, Bank Giro in the Nordics and other payment networks. We perform these services on behalf of banks or our other clients. Open banking is changing the regulatory environments in many of the Company's markets, which are beginning to permit non-bank payment processors to connect to the payment networks directly. We operate core and mission critical payments services for a number of banks in Europe. These banks look to us to manage the payment infrastructure (software, hardware and hosting), the process design, the operational aspects of the services, payment scheme compliance (to the in-country interbank clearing schemes) and the application of the appropriate governance processes covering this heavily regulated industry. The bank clients outsource functions from their payments infrastructure and operations to us, and we then manage the end-to-end design, build, test and operate aspects of the payments processes using our in-house resources, software and know-how. We have internal policies and procedures that conform to the standards required by banks and regulators for such sensitive and crucial activities and to comply with local laws and regulations.

The services that we provide are for certain services so critical to the banks' core operational activities that they are exempt from value added tax. As part of our services, our staff and systems collect and aggregate outgoing payments, initiate and process payments, check those payments for validity and compliance, and submit them directly to the national interbank payments networks to which we are directly connected. Similarly, when payments are arriving (incoming requests for payment), our systems and staff validate them, perform anti-fraud checks (rejecting fraudulent payments) and make payment decisions if funds are available and the account credentials are met. Post-settlement, the time after a payment has been made, we operate systems and services that handle payment queries or errors.

<u>Cross-border Payments</u>

As well as domestic payments, we operate foreign currency services for five banks in the United Kingdom and Ireland. These services are more complex than domestic payments as they require us to comply with international sanctions regimes (e.g., OFAC) and involve many more regulations, rules and downstream processes including exchange rate charging tariffs.

<u>Digitization of Checks</u>

We provide mobile and remote deposit technologies to our banking and financial services clients. For example, when the United Kingdom transitioned from traditional check processing to an image-based clearing system ("**ICS**") in 2017, to speed up the settlement of checks, XBP Europe and Vocalink (part of Mastercard) were selected to jointly build and run the infrastructure of this new inter-bank clearing system. Today, all checks in the United Kingdom are processed via ICS. Separately, we have delivered ICS compliant services to seven of the nineteen participant banks in the United Kingdom and have been working to upgrade their mobile and remote deposit capabilities.

<u>Confirmation of Payee/Verification of Payee</u>

Payments in the United Kingdom and the European Union are moving toward real time account-to-account payments, which is expected to shift transactional volumes from traditional services such as card schemes, and batch-based payments such as direct debit. This move is largely driven by regulation, in part due to cost and speed benefits. Both the United Kingdom and the European Union payments regulators have encouraged the adoption of so-called overlay services that provide greater benefits to end users and reduced opportunities for fraud. Two of these overlays are RTP, which is described above, and Confirmation of Payee ("**CoP**") and we are part of a select few in the industry that has adopted and deployed both of these services.

CoP is a service that verifies the payee's bank account name and details before transmitting payments. This is a standard mandated by Pay.UK and conforms to the security requirements of open banking. CoP acts as an additional layer of payment protection and warns against sending payments to any non-verified payee account. This serves to transfer the fraud liability to the payer should the payer ignore any warnings. These validations help reduce the risk of payments to the wrong account holder, subsequent payment investigations and adjustment costs, and losses from, among other things, fraud. We were among the first service providers to launch a live client on our CoP service with the Co-operative Bank in 2020 and have been an approved CoP aggregator since 2024. We have since implemented the product with additional bank clients.

Additionally, XBP Europe was recently registered with the European Payments Council as a vendor of Verification of Payee ("**VOP**") services. This development underscores the Company's readiness to help organizations across the Eurozone, achieve compliance with new instant payment regulations, and Payment Service Providers (PSPs) operating in Eurozone countries must comply with VOP regulations by October 5, 2025. VOP has emerged as an essential tool in the payments ecosystem. It limits the industry's mounting annual losses of approximately $120 billion from erroneous payments, fraud, and misdirected transactions, by ensuring payee details match the account holder's information.

<u>Mortgage and loan management</u>

To improve the speed and provide cost efficiencies within a compliant mortgage and lending completion process, our proprietary mortgage and loan management solutions enable lenders to originate and service loans with greater efficiency by automating the entire mortgage lifecycle, from origination to submission and post-completion disbursements.

<u>XBP Omnidirect</u>

Following the Closing, we have begun offering XBP Omnidirect, a cloud-based platform that provides enterprise level client communication management centered around a digital storefront. In the Omnidirect storefront, clients manage all their printing, fulfilment, composition, marketing campaign needs, and do so for both internal and external purposes. As a result, the platform effectively transforms inventory management to become online based, but equally important, clients directly control multiple other channels, including marketing and fulfilment.

<u>Cybersecurity, Data Modernization and Cloud management, and generative AI – Reaktr.ai</u>

In January 2024, we announced the formation of Reaktr.ai, a business unit aimed at addressing the evolving needs of our clients in the cybersecurity, data modernization and cloud management, and generative AI spaces. With the constant threat of cybersecurity attacks, our clients' operations are in need of robust fortification. Digital transformation is a broad subject, however all digital transformations have a common denominator, which is data modernization. Our data modernization solutions enable clients' data to be cloud ready. In cases where clients are cloud ready but have not yet migrated or are considering whether to adopt a hybrid approach, Reaktr.ai is designed to advise on the right solution and to undertake the transition and subsequent management of the digital data. All of these solutions are complemented by AI-powered platforms which supplement operations to provide a competitive edge.

Overview of Revenues

Our two reportable segments are Bills & Payments and Technology. These segments are comprised of significant business units that align our products and services with how we manage our business, approach our key markets and interact with our clients based on their respective industries.

- *Bills and Payments:* The Bills & Payments business unit primarily focuses on optimizing how bills and payments are processed by businesses of all sizes and industries. The Company offers automation of AP and AR processes and through an integrated platform, seeks to integrate buyers and suppliers across Europe. This business unit also includes our digital transformation revenue, which is both project based and recurring.

- *Technology:* The Technology business unit primarily focuses on sales of recurring and perpetual software licenses and related maintenance, hardware solutions and related maintenance and professional services.

History and Development of Our Company

XBP Europe, Inc. was incorporated in Delaware on September 28, 2022 to facilitate the Business Combination. On November 30, 2023, following the Closing, it became a wholly owned subsidiary of XBP Europe Holdings, Inc. (the "**Company**" or "**XBP Europe**") and its shares started trading on the Nasdaq Stock Market under the ticker "XBP" and its warrants started trading on the Nasdaq Stock Market under the ticker symbol "XBPEW". Together with its subsidiaries, the Company constitutes a collection of entities, which have comprised the core European business of ETI since the 1995 merger between Texas-based BancTec, Inc. and Recognition International, Inc. The Company's subsidiaries and predecessor entities have been serving clients in the European marketplace for over 45 years. In 2018, through the acquisitions of Asterion International and Drescher Full-Service Versand, ETI further expanded its geographic and client reach across Europe.

Key Business Strategies

The Company's business strategy aims to accelerate clients' digital transformation through deployment of software and operations automation techniques, hosted on cloud. The Company's overarching goal is to provide the highest value and lowest cost of ownership to its clients. The Company attempts to accomplish this by building scalable systems that are used by its employees to deliver business process automation services across Europe. The key elements of the Company's growth strategy are described below:

- **Expand Penetration of Solution Stack Across Client Base.** We seek to move up in what we call "the seven layers of technology enabled solutions and services stack," climbing the value chain of our clients from discrete services to end-to-end processes through use of front-end enterprise software. We believe continued deployment of our single sign on portals with on-demand applications will drive expansion of our front-end software (B2B/B2C/SaaS) and integrated offerings thereby enabling us to cross and up-sell within our existing client base.



Desktop
EDI
Web
Mobile
ERPs
Industry Platforms and Networks
Digital Mailroom
Email/Fax
EDI
Web Portal
Mail
Front-End Software (B2B/B2C/SaaS)
End-to-End Process
Platform Integrations
Process Components
Intelligent Workflow Automation
Information Management
Data Fabric
7 Front-end applications (branded or private label) directly interfacing with end-user experience
6 Full-cycle operations and technology for multi-channel processing through execution of business outcomes
5 Platforms directly connected to customers' core systems, accessed through SSO and common interfaces
4 Operations partner for component(s) of larger process, handing off output files for downstream execution
3 Digital connectivity and automated decisioning driving productivity and quality
2 Digital classifications, data enhancement, and normalization driving downstream processes improvements
1 Host, gather, extract all types of structed and unstructured data, digital and analog

- **Government Frameworks and Tenders.** We currently provide solutions to various government agencies in a number of countries throughout Europe and intend to intensify our presence and participation in the public sector, our pan-European scale and capacity to bid on new government and public agency led technology and infrastructure opportunities. This includes digitization, AI-driven, and cloud-based solutions. We plan to dedicate additional sales leadership and other resources to expand our presence and range of service offerings to government projects.

- **Expand XBP network of buyers and suppliers.** We processed several hundred million payment transactions in 2024. The transactions we process touch tens of millions of consumers, buyers and suppliers across Europe, and present a significant opportunity to connect many more of them. We intend to expand the scope and scale of services we offer by leveraging the integration value our existing network provides as it endeavors to further connect buyers and suppliers to communicate and transact digitally.

- **Work-from-Anywhere (WFA) enablement –** We believe the modern workforce will continue to become more globalized, dynamic and distributed, demanding applications that support digital workflows, remote connectivity, productivity optimization and flexible facilities. We plan to continue expanding our WFA suite of enterprise software to meet the evolving needs of our clients and their employees.

- **Pursue new client opportunities.** We plan to continue to develop new long-term, strategic client relationships, especially where we have an opportunity to deliver a wide range of our capabilities and can have a meaningful impact on our clients' business outcomes. For example, we plan to leverage the solutions we have already

introduced in some European markets, like CoP or RTP (which we have introduced in the United Kingdom), and offer them to clients in other European markets, e.g. VOP and R2P respectively.

- **Capitalize on our enhanced scale and operating capacity.** We intend to utilize our pan-European scale and track record of success to strengthen our ability to bid on new opportunities. We plan to dedicate additional resources to expand our range of service offerings and pursue additional cross-selling opportunities. We will also look to use our scale and operations expertise to improve utilization of our assets.

- **Reaktr.ai - Taking the AI Plunge.** Reaktr.AI was created as a direct result of the needs of our clients to fortify their operations and help them accelerate their digital transformation by serving as the data modernization and cloud migration partner, all of which are complemented by AI powered platforms. We have begun our outreach to clients and have commenced the investment cycle needed to make this a core offering of ours.

Clients

We serve over 2,000 clients across a variety of industries. Our clients are among the leading companies in their respective industries, and many of them are recurring clients that have maintained long-term relationships with us and our predecessor companies.

We have successfully leveraged our relationships with clients to offer extended value chain services. We believe that clients are turning to us due to a demonstrated ability to work on large-scale projects, past performance and record of delivery, and deep domain expertise accumulated from years of experience in key verticals. We believe our stable and significant base of clients and long-term relationships can contribute to predictable revenues.

The Company maintains a strong mix of diversified clients with low client concentration. No single client accounted for more than 6% of 2024 or 2023 revenue and the top 10 clients only accounted for 27.6% of our 2024 revenue and 26.0% of our 2023 revenue, respectively, and the top 100 clients accounted for 79.1% and 76.3% of revenue in 2024 and 2023, respectively.

Intellectual Property

We deploy a combination of proprietary knowledge platforms and applications, as well as generally available third-party licensed software. We have a worldwide, non-exclusive, fully paid perpetual irrevocable intellectual property license with ETI and its worldwide subsidiaries pursuant to which we have access to all of the intellectual property in existence at November 29, 2023 of ETI and its subsidiaries for use in the EMEA region on an exclusive basis. Until such time as we are no longer an affiliate of ETI, we may also employ any intellectual property improvements developed by ETI. We believe that the intellectual property we have at our disposal is a competitive strength.

Our platforms aim to enhance information management and workflow processes through automation and process optimization to minimize labor requirements or to improve labor performance. Our decisioning engines have been built with years of deep domain expertise, incorporating hundreds of thousands of client and industry specific rules which enable efficiency and lower cost preparation and decisioning of transactions. Our business processes and implementation methodologies are confidential and proprietary and include trade secrets that are important to our business.

Our licensed intellectual properties are generally governed by written agreements of varying duration, including some with fixed terms that are subject to renewal based on mutual agreement, and some are perpetual in nature. Generally, each agreement may be further extended, and we have historically been able to renew most existing agreements before they expire. We expect these and other similar agreements to be extended so long as it is mutually advantageous to both parties at the time of renewal.

Competition

Our competitors include both large and small businesses, as well as global companies. Such competitors broadly fall into the following categories:

(a) Bills and payments aggregators and processors, multinational companies providing data aggregation, information management and workflow automation;

(b) Consulting, discrete process and platform integration service providers;

(c) Platform and front-end software providers;

(d) BPO companies; and

(e) Niche local providers in specific verticals and/or geographies.

We believe the principal competitive factors in providing our solutions include platforms, industry specific knowledge, quality, reliability and security of service, and price.

Regulation and Compliance

We operate across numerous jurisdictions and provide client solutions in a number of fields, any number of which could be subject to regulation in the future. We are subject to the general legal framework in such jurisdictions. While we provide support to clients in highly regulated industries, including banking, healthcare, insurance and utilities, which in some cases will result in the clients placing contractual obligations on us to comply with certain rules and regulations applicable to those industries in the performance of its services, currently there are no industry-specific licenses or authorizations required for us to provide such services.

However, we believe that the current regulatory environment in many geographies presents opportunities for growth as many geographies allow non-bank payment processes to connect directly to payment networks through the open banking initiative. In connection with accessing such opportunities and expanding our business we may choose to opt into certain regulatory frameworks, or may be required to comply with new or existing regulations, any of which may impact our business operations and practices. We may, in the future, decide to subject ourselves to regulation to expand our service offerings. We partnered with Mastercard to develop an approved RTP solution for the United Kingdom market, which was approved by Pay.UK in 2020. In addition, the post-Brexit European Union is advancing R2P, which could be subject to regulation from the EPC.

There has been increased public attention regarding the use of personal information and data transfer, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer and personal privacy. The law in these areas continues to develop and the changing nature of privacy laws in the European Union and elsewhere could impact us processing of personal information of our employees and processing of personal information on behalf of our clients. In the European Union the comprehensive GDPR went into effect in May 2018. The GDPR has introduced significant privacy-related changes for companies operating both in and outside the European Union. We have resources dedicated to compliance with existing and emerging laws and regulations. We also rely on outside experts and licensed technologies to help supplement our knowledge and resource base and to validate and audit our processes.

Human Capital

We consider our employees to be the foundation for our growth and success.

As of December 31, 2024, we had approximately 1,450 total employees (of which approximately 140 are part-time employees) across 16 countries (14 across Europe and in Morocco, as well as the U.S., where our chief executive officer and chief financial officer are located). Our employee count fluctuates from time to time based upon the timing and duration of client engagements. Our senior leadership team has extensive experience with business process management, and while we have grown through a number of acquisitions, we have retained an experienced and cohesive leadership team.

We are fully committed to developing and fostering a culture of diversity and inclusion, and understand that our ability to attract, train, and retain talented individuals from all backgrounds and perspectives is key to our continued success.

- *Diversity and inclusion*. We continue to focus on the hiring, retention, and advancement of women and underrepresented populations. Recently, we have been expanding our efforts to recruit and hire world-class diverse talent, and identifying strategic partners to accelerate our inclusion and diversity programs.

- *Compensation and benefits*. We offer a complete set of benefits for our employees, including competitive base salaries and bonus opportunities. In addition, we expect to establish an equity incentive plan through which we will use targeted equity-based grants with vesting conditions to attract and retain personnel.

- *Health, safety, and wellness*. We are committed to the health, safety and wellness of our employees. In response to the COVID-19 pandemic, we implemented significant changes in the best interest of our employees and the communities in which we operate, by having the vast majority of our employees work from home, while implementing additional safety measures for employees continuing critical on-site work.

- *Talent development*. We invest significant resources to develop the talent needed to continue to be a leader in our industry. We deliver numerous training opportunities, provide rotational assignment opportunities, have expanded our focus on continuous learning and development, and implemented industry leading methodologies to manage performance, provide feedback and develop talent. Our talent development programs provide employees with the resources they need to help achieve their career goals, build management skills and lead their organizations.

- *Building connections*. We believe that building connections between our employees, their families, and our communities creates a more meaningful, fulfilling and enjoyable workplace. We are active and involved in the communities in which our employees live and work, and we promote a culture of volunteering and giving back.

We locate our operation centers in areas where the value proposition it offers is attractive relative to other local opportunities, resulting in an engaged educated multi-lingual workforce that is able to make a meaningful global contribution from their local marketplace. Our platforms enable rapid learning and facilitate knowledge transfer among employees, reducing training time, and allowing employees to increase their skills and leadership capabilities with the goal of creating a long-term funnel of talent to support our growth.

Controlled Company

For purposes of the Nasdaq Listing Rule, the Company is a "controlled company." Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. ETI, through its ownership of BTC International, owns a majority of the Company's issued and outstanding Common Stock.

Available Information

Our website address is www.xbpeurope.com. We are not including the information provided on our website as a part of, or incorporating it by reference into, this Annual Report. We make available free of charge (other than an investor's own internet access charges) through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (the "**SEC**"). In addition, we make available our code of ethics entitled "Global Code of Ethics and Business Conduct" free of charge through our website. We have posted on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of our code of ethics.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report is not incorporated by reference into this filing.

ITEM 1A. RISK FACTORS

Investing in our securities involves risks. You should carefully consider, among other matters, the factors set forth below together with all of the other information contained in this Annual Report on Form 10-K, including our audited consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," before making an investment decision. The Company's risk factors set forth below are not the only risks facing the Company. If any of these risk factors should occur, moreover, the trading price of our securities could decline, and investors in our securities could lose all or part of their investment in our securities. Additional risks and uncertainties not currently known to management or that management currently deems immaterial also may materially, adversely affect the Company's business, financial condition or operating results. We may amend or supplement the risk factors set forth below from time to time by other reports we file with the SEC. These risk factors are not exhaustive and all investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects.

Risks Related to our Business

The Company's ability to achieve continued and sustained profitability is uncertain.

The Company's profitability depends on, among other things, its ability to generate revenue in excess of its expenses. However, the Company has significant and continuing fixed costs and expenses, which it may not be able to reduce adequately to sustain such profitability if its revenue continues to decrease, or if revenue does not increase commensurately with an increase in costs. In addition, the Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown events that may cause its costs to exceed its expectations. In addition, the Company now incurs additional legal, accounting and other expenses that it did not incur when it operated as a subsidiary of ETI, as further described in the risk factor entitled "*The Company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations*" below.

The Company's revenues have declined over the last few years due to, among other things, the COVID-19 pandemic, a loss of clients, the completion of certain one-off projects, currency fluctuation exposure, the transition of the Company's clients to lower revenue but higher margin systems and platforms, and changes of clients' technology that has resulted in fewer transactions that fall under the contractual arrangements with the Company. Contracts with several other large clients are up for renewal. Although these contracts are expected to be renewed, there can be no assurances that they will be renewed on favorable terms or at all.

Further, the Company's revenues may be adversely affected by many factors, including but not limited to a future pandemic; a potential recession in Europe; the inability to attract new clients to use its services; a failure by existing clients to renew their contracts or use additional services (or a decision by existing clients to cease or reduce using the Company's services); the lengthening of its sales cycles and implementation periods; changes in its client mix; failure of clients to pay invoices on a timely basis or at all; a failure in the performance of the Company's solutions or internal controls that adversely affects its reputation or results in loss of business; the loss of market share to existing or new competitors; the failure to enter or succeed in new markets; regional or global economic conditions or regulations affecting perceived need for or value of the Company's services; or the Company's inability to develop new offerings, expand its offerings or drive adoption of its new offerings on a timely basis and thus potentially not meeting evolving market needs.

The Company's future profitability also may be impacted by non-cash charges and potential impairment of goodwill, which will negatively affect its reported financial results. Even if it achieves profitability on an annual basis, the Company may not be able to achieve profitability on a quarterly basis. The Company may incur significant losses in the future for a number of reasons, including those described elsewhere herein. Any inability of the Company to achieve continued and sustained profitability may adversely impact its financial position and may require the Company to seek additional financing (which will be subject to the risks described in the risk factor below entitled "*The Company may need to raise debt or equity financing, which it may be unable to do on favorable terms or at all*").

The Company may need to raise debt or equity financing, which it may be unable to do on favorable terms or at all.

The Company may be unable to generate continued and sustained profitability, or may incur significant losses in the future. As a result, the Company may need to raise additional capital through debt and/or equity financing at some point in the future. Any debt agreements the Company enters into at such time may include financial or operational covenants which may constrain its ability to operate its business, and any inability to satisfy covenants contained in any debt agreements may require prepayment and/or refinancing of such debt. The Company may also be unable to raise debt and/or equity financing at an attractive price or on attractive terms or at all.

The limited public float of the Company may also adversely affect its ability to raise debt and/or equity financing on attractive terms or at all. For more, see "*The Company has a limited public float, which adversely affects trading volume and liquidity, and may adversely affect the price of the Common Stock and access to additional capital.*"

The Company relies on ETI, which is a highly leveraged company that faces substantial doubt about its ability to continue as a going concern. An adverse event affecting ETI may affect the delivery and availability of the services the Company relies on ETI to provide.

The Company is majority-owned by ETI and depends on services that ETI has historically provided. ETI has agreed to continue providing certain services and fulfilling other obligations pursuant to the Tax Sharing Agreement, the Services Agreement, and the License Agreement. However, ETI's financial instability raises concerns about its ability to perform these obligations on a sustained basis.

As of September 30, 2024, ETI had approximately $1.1 billion in third-party debt outstanding (of which $51.2 million was classified as current debt) on a consolidated basis. ETI's financial statements for the quarter ended September 30, 2024, filed in its Form 10-Q, expressed substantial doubt about ETI's ability to continue as a going concern under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 205-40, Presentation of Financial Statements — Going Concern.

On November 6, 2024, Nasdaq notified ETI that its securities would be delisted, and trading of ETI's securities was suspended on November 8, 2024. On January 27, 2025, ETI filed Form 15 with the SEC to deregister its securities, effectively suspending its public reporting obligations.

On March 3, 2025, most of ETI's U.S. and three Canadian subsidiaries, excluding the Company, filed voluntary petitions for bankruptcy relief under chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (such subsidiaries, the "ETI Debtor Subs"). These include entities that historically provided services and support to the Company. As a result, the Company's reliance on these entities is at risk, and the following potential risks arise:

- Service Disruption: ETI Debtor Subs' ability to continue providing services under the Tax Sharing Agreement, the Services Agreement, and the License Agreement may be compromised, potentially impacting the Company's operations, financial reporting, and compliance.

- Financial Exposure: ETI Debtor Subs' bankruptcy may limit their ability to satisfy financial or contractual obligations to the Company, potentially resulting in unexpected costs, liabilities, or disputes.

- Reputational Risk: ETI's financial instability and bankruptcy may create negative market perceptions that could adversely affect the Company's business relationships and investor confidence.

- Operational Uncertainty: The bankruptcy process may involve restructuring efforts, asset sales, or legal disputes that could result in changes to the organizational structure or business strategy of the ETI Debtor Subs, further disrupting the Company's reliance on their services.

- Potential Legal and Financial Impact: ETI Debtor Subs' bankruptcy proceedings may result in creditor actions or other claims that indirectly affect the Company, including those arising from the Company's announced potential acquisition of the debtor subsidiaries upon their emergence from bankruptcy.

The Company has entered into a new related party agreement with HOV Services Ltd. to help mitigate the risk of service disruption from the ETI Debtor Subs; however, there can be no assurance that this mitigation effort will be successful, and the Company is continuing to monitor the situation closely.

There can be no assurance that the ETI Debtor Subs will successfully emerge from bankruptcy in a manner that allows them to meet their obligations to the Company or that the Company's reliance on the ETI Debtor Subs will not have a material adverse effect on its business, financial condition, or results of operations.

If the Company is unable to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner or there may be misstatements in its financial statements (which may include material misstatements), any of which may adversely affect investor confidence and materially and adversely affect business and operating results.

The Company's financial statements were prepared in reliance on information provided by, and personnel of, ETI. There can be no assurance that its internal controls will be effective, which could adversely affect its ability to accurately report its financial statements in a timely manner or there may be misstatements in its financial statements (which may be material misstatements). The occurrence of any such events may adversely affect investor confidence and materially and adversely affect business and operating results.

There can be no assurances that ETI will continue to control the Company in the future. Any change in control of the Company may impact its strategy or business, including in a manner adverse to the Company's stockholders.

For various strategic reasons, ETI may need to raise additional financing and may choose to engage in non-strategic divestitures and/or liquidations of assets including, potentially, dispositions of shares of Common Stock. In the event ETI disposes of shares of Common Stock, such dispositions may cause the market value of the Common Stock to decline or could result in a change of control of the Company. Any change in control of the Company may result in a change in the Company's strategy or business, including in a manner adverse to the Company's stockholders.

Historical or new adverse issues associated with ETI or its management, such as litigation and its recent Nasdaq delisting and deregistration of its securities, as well as issues associated with the Company, may adversely impact the Company's reputation, business and financial position and share price.

Significant negative news, adverse legal or regulatory findings, material litigation, reputational damage and other adverse developments associated with ETI and/or members of its management team, whether historical or in the future, may adversely impact the Company's reputation, business and financial position and share price.

ETI and its predecessor entities and management (including members of the Company's management) have been subject to a variety of claims, including claims that resulted in certain adverse settlements and judgments against ETI, and may in the future be subject to claims. In addition, ETI's securities are no longer listed on Nasdaq, and ETI filed a Form 15 on January 27, 2025 to deregister ETI's Common Stock and Series B Cumulative Convertible Perpetual Preferred Stock, which filing immediately suspended ETI's reporting obligations under Section 13(a) of the Exchange Act.

Such historical claims, settlements or judgments, or any new claims, whether or not successful, by ETI or the Company, or the delisting of ETI's securities by Nasdaq and deregistration of its securities under the Exchange Act and suspension of its reporting obligations, may adversely affect the reputation or perception of the Company and its management team, and ultimately, the Company's business, financial position, and share price.

Certain of the Company's contracts are subject to rights of termination, audit and/or investigation, which, if exercised, could negatively impact the Company's reputation and reduce the Company's ability to compete for new contracts and have an adverse effect on its business, results of operation and financial condition.

Many of the Company's client contracts may be terminated by its clients without cause and without any fee or penalty, with only limited notice. Any failure to meet a client's expectations, as well as factors beyond the Company's control, including a client's financial condition, strategic priorities, or mergers and acquisitions, could result in a cancellation or non-renewal of such a contract or a decrease in business provided to the Company and cause its actual results to differ from its forecasts. The Company may not be able to replace a client that elects to terminate or not renew its contract with it, which would reduce its revenues. As described in the risk factor entitled "*The Company's ability to achieve continued and sustained profitability is uncertain*" above.

In addition, a portion of the Company's revenues is derived from contracts with foreign governments and their agencies. Government entities typically finance projects through appropriated funds. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of, or terminate, these projects for lack of approved funding and/or at their convenience. Changes in government or political developments, including budget deficits, shortfalls or uncertainties, government spending reductions (e.g., during a government transition) or other debt or funding constraints could result in lower governmental sales and in the Company's projects being reduced in price or scope or terminated altogether, which also could limit its recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination. The public procurement environment is unpredictable and this could adversely affect the Company's ability to perform work under new and existing contracts. These risks can potentially have an adverse effect on the Company's revenue growth and profit margins.

Moreover, government contracts are generally subject to a right to conduct audits and investigations by government agencies. Additionally, if the government discovers improper or illegal activities or contractual non-compliance (including improper billing), the Company may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Any resulting penalties or sanctions could be substantial. Further, the negative publicity that could arise from any such penalties, sanctions or findings in such audits or investigations could have an adverse effect on the Company's reputation in the industry and reduce its ability to compete for new contracts and could materially adversely affect the Company's results of operations and financial condition.

The Company may not be able to offset increased costs with increased fees under its contracts.

The pricing and other terms of the Company's client contracts are based on estimates and assumptions the Company makes at the time it enters into these contracts. These estimates reflect the Company's best judgments regarding the nature of the engagement and the Company's expected costs to provide the contracted services and could differ from actual results. Not all of the Company's larger long-term contracts allow for escalation of fees as the Company's costs of operations increase and those that allow for such escalations do not always allow increases at rates comparable to increases that the Company experiences. In circumstances where the Company cannot negotiate long-term contract terms that provide for fee adjustments to reflect increases in the Company's cost of service delivery, the Company's business, financial conditions, and results of operation could be materially impacted. Any such increase in costs may require the Company to seek additional financing (which will be subject to the risks described in the risk factor above entitled "*The Company may need to raise debt or equity financing, which it may be unable to do on favorable terms or at all*").

The Company's business process automation solutions often require long selling cycles and long implementation periods that may result in significant upfront expenses that may not be recovered.

The Company often faces long selling cycles to secure new contracts for its business process automation solutions. If the Company is successful in obtaining an engagement, the selling cycle may be followed by a long implementation period during which it plans its services in detail and demonstrates to the client its ability to successfully integrate its solutions with the client's internal operations. The Company's clients may experience delays in obtaining internal approvals or delays associated with technology or system implementations which can further lengthen the selling cycle or implementation period, and certain engagements may also require a ramping up period after implementation before the Company can commence providing its services. Even if the Company succeeds in developing a relationship with a potential client and begins to discuss the services in detail, the potential client may choose a competitor or decide to retain the work in-house prior to the time a contract is signed. In addition, once a contract is signed, the Company sometimes does not begin to receive revenue until completion of the implementation period and its solution is fully operational. The extended lengths of the Company's selling cycles and implementation periods can result in the incurrence of significant upfront expenses that may never result in profits or may result in profits only after a significant period of time has elapsed, which may negatively impact its financial performance. For example, the Company generally hires new employees to provide services in connection with certain large engagements once a new contract is signed. Accordingly, the Company may incur significant costs associated with these hires before it collects corresponding revenues. The Company's inability to obtain contractual commitments after a selling cycle, maintain contractual commitments after the implementation period or limit expenses prior to the receipt of corresponding revenue may have a material adverse effect on its business, results of operations and financial condition.

The Company faces significant competition, including from clients who may elect to perform their business processes in-house or invest in their own technologies in-house.

The Company's industry is highly competitive, fragmented and subject to rapid change. The Company competes primarily against local, national, regional and large multi-national information and payment technology companies, including focused business process outsourcing ("**BPO**") companies based in offshore locations, as well as other BPO and business process automation, consulting services and digital transformation solution providers that focus on the in-house capabilities of the Company's clients and potential clients. These competitors may include entrants from adjacent industries or entrants in geographic locations with lower costs than those in which the Company operates.

Some of the Company's competitors have greater financial, marketing, technological or other resources, larger client bases and more established reputations or brand awareness than it does. In addition, some of the Company's competitors who do not have, or have limited, global delivery capabilities may expand their delivery centers to the countries in which it operates or increase their capacity in lower cost geographies, which could result in increased competition. Some of the Company's competitors may also enter into strategic or commercial relationships among themselves or with larger, more established companies in order to benefit from increased scale and enhanced scope capabilities or enter into similar arrangements with potential clients. Further, the Company expects competition to intensify in the future as more companies enter its markets and clients consolidate the services they require among fewer vendors. Increased competition, the Company's inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins, which could adversely affect its business, results of operations and financial condition.

The Company's industry is characterized by rapid technological change, including the adoption of AI, and failure to compete successfully within the industry and address such changes could adversely affect its results of operations and financial condition.

The process of developing new services and solutions is inherently complex and uncertain. It requires accurate anticipation of clients' changing needs and emerging technological trends. The Company must make long-term investments and commit significant resources before knowing whether these investments will eventually result in services that achieve client acceptance and generate the revenues required to provide desired returns. If the Company fails to accurately anticipate and meet its clients' needs through the development of new technologies and service offerings or if its new services are not widely accepted, it could lose market share and clients to its competitors and that could materially adversely affect its results of operations and financial condition.

More specifically, the business process automation industry in which part of the Company's business operates is characterized by rapid technological change, evolving industry standards and changing client preferences. The success of the Company's business depends, in part, upon its ability to develop technology and solutions that keep pace with changes in its industry and the industries of its clients. Although the Company has made, and will continue to make, significant investments in the research, design and development of new technology and platforms-driven solutions, it may not be successful in addressing these changes on a timely basis or in marketing the changes it implements. In addition, products or technologies developed by others may render the Company's services uncompetitive or obsolete. Failure to address these developments could have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, existing and potential clients are actively shifting their businesses away from paper-based environments to electronic environments with reduced needs for physical document management and processing. This shift may result in decreased demand for the physical document management services the Company provides. Though the Company has solutions for clients seeking to make these types of transitions, a significant shift by its clients away from physical documents to non-paper based technologies, whether now existing or developed in the future, could adversely affect its business, results of operation and financial condition.

Also, some of the large international companies in the industry have significant financial resources and compete with us to provide document processing services and/or business process services. The Company competes primarily on the basis of technology, performance, price, quality, reliability, brand, distribution and client service and support. The Company's success in future performance is largely dependent upon its ability to compete successfully, to promptly and effectively react to changing technologies and client expectations and to expand into additional market segments. To remain competitive, The Company must develop services and applications; periodically enhance its existing offerings; remain cost efficient; and attract and retain key personnel and management. If competitors innovate faster and better by utilizing AI, the Company may be adversely impacted. The heightened interest in AI may increase competition and disrupt the Company's business model. Further, AI may lower barriers to entry in our industry and we may be unable to compete with products or services offered by new competitors. AI related changes may also affect our clients' expectations and requirements in ways we cannot adequately anticipate or adapt to, causing our business to lose sales. If the Company is unable to compete successfully, the Company could lose market share and important clients to its competitors and that could materially adversely affect its results of operations and financial condition.

The Company's business could be materially and adversely affected if it does not protect its intellectual property or if its services are found to infringe on the intellectual property of others, or if the intellectual property ETI or its subsidiaries provides under the License Agreement is not protected or is found to infringe on the intellectual property of others.

The Company's success depends in part on certain methodologies and practices it utilizes in developing and implementing applications and other proprietary intellectual property rights. In order to protect such rights, the Company relies upon a combination of nondisclosure, license and other contractual arrangements, as well as trade secret, copyright, trademark and patent laws but the Company has limited registered intellectual property and, as a result, could in the future be subject to infringement claims which could lead to substantial additional costs. The Company's operations depend on its ability to independently manage its intellectual property portfolio. The Company also generally enters into confidentiality agreements with its employees, clients and potential clients, and limits access to and distribution of its proprietary information. There can be no assurance that the laws, rules, regulations and treaties in effect in the jurisdictions in which the Company operates and the contractual and other protective measures it takes are or will be adequate to protect it from misappropriation or unauthorized use of its intellectual property, or that such laws will not change. There can be no assurance that the resources invested by the Company to protect its intellectual property will be sufficient or that its intellectual property portfolio will adequately deter misappropriation or improper use of its technology, and its intellectual property rights may not prevent competitors from independently developing or selling products and services similar to or duplicative of the Company's. The Company may not be able to detect unauthorized use and take appropriate steps to enforce its rights, and any such steps may be costly and unsuccessful. Infringement by others of the Company's intellectual property, and the costs to the Company of enforcing its intellectual property rights, may have a material adverse effect on its business, results of operations and financial condition. The Company could also face competition in some countries where it has not invested in an intellectual property portfolio. If the Company is not able to protect its intellectual property, the value of its brand and other intangible assets may be diminished, and its business may be adversely affected. Further, although the Company believes that it is not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against it in the future, and the Company may be the target of enforcement of patents or other intellectual property by third parties, including aggressive and opportunistic enforcement claims by non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If the Company is found to infringe any third-party rights, the Company could be required to pay substantial damages or it could be enjoined from offering some of its products and services. The costs of defending any such claims could be significant, and any successful claim may require the Company to modify its services. The value of, or the Company's ability to use, its intellectual property may also be negatively impacted by dependencies on third parties, such as its ability to obtain or renew on reasonable terms licenses that the Company needs in the future, or its ability to secure or retain ownership or rights to use data in certain software analytics or services offerings. Any such circumstances may have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, as described above, the Company relies on ETI for certain services, including intellectual property of ETI and its subsidiaries, which are provided pursuant to the License Agreement. Such intellectual property is subject to many of the same risks described above. In particular, the Company relies on ETI and its subsidiaries to protect such intellectual property, and its business operations may be materially impacted if such intellectual property is determined to have infringed on the intellectual property rights of others. For more, see the risk factor above entitled "*The Company relies on ETI, which is a highly leveraged public company and faces substantial doubt about its ability to continue as a going concern. An adverse event affecting ETI may affect the delivery and availability of the services the Company relies on ETI to provide*."

The Company's revenues are highly dependent on the banking and finance industries, and any decrease in demand for business process solutions in these industries could reduce its revenues and adversely affect the results of operations.

A substantial portion of the Company's revenues are derived from the banking and finance industries. Clients in banking and financial services accounted for 51% of the Company's revenues in 2024 and 2023, respectively. Clients who provide commercial services accounted for 5% of the Company's revenues in 2024 and 2023, respectively. Clients in the services, technology, and manufacturing industries accounted for 17% and 19% of the Company's revenues in 2024 and 2023, respectively. The Company's success largely depends on continued demand for its services from clients in these segments, and a downturn or reversal of the demand for business process solutions in any of these segments, or the introduction of regulations that restrict or discourage companies from engaging its services, could materially adversely affect the Company's business, financial condition and results of operations. For example, consolidation in any of these industries or combinations or mergers, particularly involving the Company's clients, may decrease the potential number of clients for its services. The Company has been affected by the worsening of economic conditions and significant consolidation in the financial services industry and the continuation of this trend may negatively affect its revenues and profitability. Europe's persistently high inflation, caused in part by increasing energy prices, as a result of the conflict in the Ukraine, may not ease despite measures aimed at reducing inflation. A recession in Europe (including the EU and the UK) may lead to further consolidation in the financial services industry, a reduction in demand for the Company's services or otherwise adversely affect the Company's operations or financial performance.

The Company derives significant revenue and profit from contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on the Company, and the Company will not achieve revenue and profit objectives if it fails to accurately and effectively bid on (and win or renew) such projects. In addition, even if bids are won and a contract is awarded to the Company, revenue and profit objectives may not be achieved due to a number of factors outside its control, including cases where an applicable contract or framework arrangement does not guarantee transaction volume.

Many of the contracts awarded to the Company through competitive bidding procedures are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that the Company spends to prepare bids and proposals for contracts that may or may not be awarded to it; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts the Company is awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if the Company's competitors protest or challenge awards made to it pursuant to competitive bidding and the risk that such protests or challenges could result in the requirement to resubmit bids and in the termination, reduction or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts the Company might otherwise pursue. If the Company's competitors protest or challenge an award made to it on a government contract, it could involve litigation that could take years to resolve.

The Company's profitability is dependent upon its ability to obtain adequate pricing for its services and to improve its cost structure.

The Company's success depends on its ability to obtain adequate pricing for its services. Depending on competitive market factors, future prices the Company obtains for its services may decline from previous levels. If the Company is unable to obtain adequate pricing for its services that could materially adversely affect the Company's results of operations and financial condition.

The Company regularly reviews its operations with a view towards reducing its cost structure, including, without limitation, reducing its employee base, exiting certain businesses, improving process and system efficiencies and outsourcing some internal functions. The Company, from time to time, engages in operational restructuring to reduce costs. If the Company is unable to continue to maintain its cost base at or below the current level and maintain process and systems changes resulting from prior restructuring actions or to realize the expected cost reductions in the ongoing strategic transformation program, it could materially adversely affect the Company's results of operations and financial condition. In addition, in order to meet the service requirements of the Company's clients, which often includes 24/7 service, and to optimize its employee cost base, including its back-office support, the Company often relies on delivery service and back-office support centers in lower-cost locations, including several developing countries. Relying on centers in these locations presents a number of operational risks, many of which are beyond its control, including the risks of political instability, natural disasters, safety and security risks, labor disruptions, excessive employee turnover and rising labor rates. Additionally, a change in the political environment in Europe or the adoption and enforcement of legislation and regulations curbing the use of such centers outside of Europe could materially adversely affect its results of operations and financial condition. These risks could impair the Company's ability to effectively provide services to its clients and keep its costs aligned to its associated revenues and market requirements.

The Company's ability to sustain and improve profit margins is dependent on a number of factors, including its ability to continue to improve the cost efficiency of its operations through such programs as robotic process automation, to absorb the level of pricing pressures on its services through cost improvements and to successfully complete information technology initiatives. If any of these factors adversely materialize or if the Company is unable to achieve and maintain productivity improvements through restructuring actions or information technology initiatives, its ability to offset labor cost inflation and competitive price pressures would be impaired, each of which could materially adversely affect its results of operations and financial condition and could require the Company to seek additional financing (which will be subject to the risks described in the risk factor above entitled "*The Company may need to raise debt or equity financing, which it may be unable to do on favorable terms or at all*"). Furthermore, these restructurings may lead to negative implications or disruptions to client experience and therefore the Company could face unexpected consequences.

Fluctuations in the costs of labor, paper, ink, energy, by-products and other materials and resources may adversely impact the results of the Company's operations.

Cost of labor, paper, ink, energy and other raw materials represent a material portion of the Company's costs. Increases in the costs of these inputs, especially as a result of the current high-inflationary environment in the countries in which the Company operates, may not be able to be passed on to the Company's clients through higher prices. The

Company further expects that inflation may continue to increase or remain higher than in the recent past, resulting in growing costs. Increases in the cost of materials, postage and labor may adversely impact clients' demand for the Company's printing and printing-related services.

The Company relies, in some cases, on third-party hardware, software and services, which could cause errors or failures of the Company's services and resulting in adverse effects for the Company's business and reputation.

Although the Company developed many of its platform-driven solutions internally or with the help of ETI and its other affiliates, the Company relies, in some cases, on third-party hardware and software in connection with its service offerings which the Company either purchases or leases from third-party vendors. The Company is generally able to select from a number of competing hardware and software applications, but the complexity and unique specifications of the hardware or software makes design defects and software errors difficult to detect. Any errors or defects in third-party hardware or software that are incorporated into the Company's service offerings may result in a delay or loss of revenue, diversion of resources, damage to its reputation, the loss of the affected client, loss of future business, increased service costs or potential litigation claims against the Company.

Further, this hardware and software may not continue to be available on commercially reasonable terms or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of the Company's services, which could negatively affect its business until equivalent technology is either developed by it or, if available, is identified, obtained and integrated. In addition, it is possible that the Company's hardware vendors or the licensors of third-party software could increase the prices they charge, which could have a material adverse impact on the Company's results of operations. Further, changing hardware vendors or software licensors could detract from management's ability to focus on the ongoing operations of the Company's business or could cause delays in the operations of its business.

The Company is subject to regular client and third-party security reviews and failure to pass these reviews may have an adverse impact on the Company's operations.

Many of the Company's client contracts require that it maintain certain physical and/or information security standards, and, in certain cases, permit a client to audit the Company's compliance with these contractual standards. Any failure to meet such standards or pass such audits can constitute a breach of contract which may result in damages or clients enforcing other remedies under the client contracts which may have a material adverse impact on the Company's business. Further, clients from time to time may require stricter physical and/or information security than they negotiated in their contracts, and may condition continued volumes and business on the satisfaction of such additional requirements. Some of these requirements may be expensive to implement or maintain, and may not be factored into the Company's contract pricing. Further, on an annual basis the Company obtains third-party audits of certain of its locations in accordance with third party attestation standards, and many of its clients expect that the Company will engage in such procedures, and report to them the results. Negative findings in such an audit and/or the failure to adequately remediate in a timely fashion such negative findings may cause clients to terminate their contracts or otherwise have a material adverse effect on the Company's reputation, results of operation and financial condition.

Currency fluctuations among the Euro, British Pound, Polish Zloty, Norwegian Krona, Danish Krona, Swedish Krona and any other local currencies of any locations where the Company operates in the future, could have a material adverse effect on the Company's results of operations.

The functional currencies of the Company's businesses are the local currencies in Europe including the Euro, British Pound, Polish Zloty, Norwegian Krona, Danish Krona, Swedish Krona, Swiss Franc and Serbian Dinar, as well as the Moroccan Dirham, U.S. Dollar and Indian Rupee. Changes in exchange rates between any of these currencies (other than the U.S. Dollar) and the U.S. Dollar will affect the recorded levels of the Company's assets, liabilities, net sales, cost of goods sold and operating margins and could result in exchange gains or losses. Exchange rates between these currencies in recent years have fluctuated significantly and may do so in the future. The Company's operating results and profitability may be affected by any volatility in currency exchange rates and its ability to manage effectively currency transaction and translation risks. In addition, to the extent the U.S. Dollar strengthens against the functional currencies of the Company's business (other than the U.S. Dollar), revenues and profits will be reduced when converted into and reported in U.S. Dollars.

The Company's results of operations could be adversely affected by economic and political conditions, creating complex risks, many of which are beyond the Company's control.

The Company's business depends on the continued demand for its services, and if current global economic conditions worsen, its business could be adversely affected by its clients' financial condition and level of business activity. Along with its clients, the Company is subject to global political, economic and market conditions, including inflation, tariffs, interest rates, energy costs, the impact of natural disasters, disease, military action and the threat of terrorism. In particular, the Company currently derives, and is likely to continue to derive, almost all of its revenue from clients located in Europe. Any future decreases in the general level of economic activity in European markets, such as decreases in business and consumer spending and increases in unemployment rates as the Company experienced as a result of the COVID-19 pandemic, could result in a decrease in demand for the Company's services, thus reducing its revenue. For example, certain clients may decide to reduce or postpone their spending on the services the Company provides, and the Company may be forced to lower its prices. Other developments in response to economic events, such as consolidations, restructurings or reorganizations, particularly involving the Company's clients, could also cause the demand for the Company's services to decline, negatively affecting the amount of business that it is able to obtain or retain. The Company may not be able to predict the impact such conditions will have on the industries it serves and may be unable to plan effectively for or respond to such impact. In response to economic and market conditions, from time to time the Company has undertaken or may undertake initiatives to reduce its cost structure where appropriate, such as consolidation of resources to provide functional region-wide support to its international subsidiaries in a centralized fashion. These initiatives, as well as any future workforce and facilities reductions the Company may implement, may not be sufficient to meet current and future changes in economic and market conditions and allow us to continue to achieve the growth rates expected. Any future workforce and/or facility reductions that may be implemented will be subject to local employment laws which may impose expenses and logistical challenges in connection with any such workforce reductions. Costs actually incurred in connection with certain restructuring actions may also be higher than the Company's estimates of such costs and/or may not lead to the anticipated cost savings.

In addition, any future disruptions or turbulence in the global capital markets may adversely affect the Company's liquidity and financial condition, and the liquidity and financial condition of its clients. Such disruptions may limit the Company's ability to access financing, increase the cost of financing needed to meet liquidity needs and affect the ability of its clients to use credit to purchase its services or to make timely payments to the Company, in each case adversely affecting its financial condition and results of operations.

If the Company is unable to attract, train and retain skilled professionals, including highly skilled technical personnel to satisfy client demand and senior management to lead its business, or its labor expenses increase or otherwise comprise a larger percentage of its revenue, its business and results of operations may be materially adversely affected.

The Company's success is dependent, in large part, on its ability to keep its supply of skilled professionals, including project managers, software developers, IT engineers and senior technical personnel, in balance with client demand, and on its ability to attract and retain senior management with the knowledge and skills to lead its business. Each year, the Company must hire new professionals and retrain, retain, and motivate its workforce across Europe and its nearshore jurisdictions. Competition for skilled labor is intense and, in some jurisdictions in which the Company operates, there are more jobs for certain professionals than qualified persons to fill these jobs. Costs associated with recruiting and training professionals can be significant and shortages of key personnel in the regions of our operation could require us to pay more to hire and retain key personnel, thereby increasing our cost. If the Company is unable to hire or deploy employees with the needed skillsets or if it is unable to adequately train or equip its employees with the skills or tools needed, this could materially adversely affect its business. Additionally, if the Company is unable to maintain an employee environment that is competitive and contemporary, it could have an adverse effect on engagement and retention, which may materially adversely affect the Company's business. Furthermore, our restructuring plans and any future reductions in force or other restructuring intended to improve operational efficiencies and operating costs, may adversely affect our ability to attract and retain employees. If more stringent labor laws become applicable to the

Company or if a significant number of its employees unionize, the profitability of the Company may be adversely affected.

Increased labor costs due to competition, statutory wage increases or employee benefits costs, unionization activity or other factors would adversely impact the Company's cost of sales and operating expenses. As a result, the Company anticipates that its labor costs will continue to increase. In addition, the Company may face increased costs related to other employee benefits, such as in respect of unfunded UK pension liabilities, which amounted to approximately $8.4 million as of December 31, 2024. Such UK pension liabilities are subject to a fixed payment plan and, pursuant to an agreement with the pension plan's trustee, are expected to be fully funded by the Company by February 2030 (although there can be no assurance that it will be fully funded by such date). Any such increase, or any increase in labor costs as a percentage of the Company's revenue could adversely affect the Company's financial results, as further described in the risk factor entitled "*The Company's ability to achieve continued and sustained profitability is uncertain.*"

The Company is also subject to applicable rules and regulations relating to its relationship with its employees, including minimum wage and break requirements, health benefits, unemployment taxes, overtime, and working conditions and immigration status. Legislated increases in the minimum wage and increases in additional labor cost components, such as employee benefit costs, workers' compensation insurance rates, compliance costs and fines, as well as the cost of litigation in connection with these regulations, would increase the Company's labor costs. Further, the Company's employees may form labor unions or workers' councils, and the Company may become subject to new labor-related requirements that may impose additional requirements or costs on our business. As is the case with any negotiation, the Company may not be able to negotiate or renew acceptable collective bargaining agreements in such cases, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. In addition, negotiations with labor unions and/or workers' councils could hinder the pace of innovation by diverting management's attention away from discovering and implementing the type of innovative strategies that we believe are crucial to the success of our business. A disruption in operations, higher ongoing labor costs or a hindrance to the pace of innovation could have a material adverse effect on our business, financial condition and results of operations.

While the Company is already subject to oversight by workers' councils in several European countries, if the Company becomes subject to oversight by any workers' councils in additional jurisdictions, it may be required to consult with such workers' councils with respect to certain decisions and to provide specific information and records upon request. Any failure to engage with or provide information to a workers' council could result in actual or threatened legal challenges or proceedings. Additionally, consultation with and/or obtaining approvals from workers' councils may involve additional expense and unanticipated delays, particularly if the Company is required to make changes to accommodate feedback and recommendations from such workers' councils. If consultations with a workers' council does not yield a desired result, or if a workers' council withholds or delays its approvals, the Company may be unable to execute key transactions in a timely fashion or at all, which may impede the ability of the Company to execute its growth strategy and/or have a material adverse effect on its business, financial condition and results of operations.

Failure to comply with data privacy and data protection laws in processing and transferring personal data across jurisdictions may subject the Company to fines, and the enactment of more stringent data privacy and data protection laws may increase its compliance costs.

Any inability by the Company to adequately address privacy and security concerns could result in expenses and liabilities, and an adverse impact on the Company. Moreover, international privacy and data security regulations may become more complex and have greater consequences. Europe's General Data Protection Regulation, or the GDPR, governs the collection and use of personal data of data subjects in the European Economic Area and extraterritorially as well, and imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to health data, other special categories of personal data and pseudonymized (i.e., key-coded) data and additional obligations when the Company contracts third-party processors in connection with the processing of the personal data. The GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data, which could limit the Company's ability to use and share personal data or could cause its costs to increase, and harm its business and financial condition. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the European Union member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties.

In addition to the GDPR, the Company is also subject to data privacy and security laws in other jurisdictions in which it operates. Developing new regulations regarding artificial intelligence and data use more broadly continue to add to the complexity of the legal environment and managing the privacy elements of these new rules will be critical to our ability to serve our clients as well as to achieve operational efficiencies.

Any future failure by the Company to comply with the GDPR or other applicable data privacy and security laws could have a material adverse effect on its business, results of operations or financial condition. Industry groups also impose self-regulatory standards that bind the Company by their incorporation into the contracts that the Company executed and failing to comply with such standards could have a binding impact on its business.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the Company's business, investments and results of operations.

The Company is subject to laws, regulations and rules enacted by national, regional and local governments and the listing requirements of Nasdaq. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the Company's business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on the Company's business and results of operations.

Any failure or perceived failure to comply with laws and/or regulations, which may change from time to time, in one or more of the jurisdictions in which it operates, could subject the Company to legal actions and materially adversely affect its results of operations and financial condition.

The Company's business is subject to laws, regulations and rules enacted by national, regional and local governments, which may change from time to time. The Company also provides support to clients in highly regulated sectors, including banking, healthcare, insurance and utilities, which in some cases will result in the clients placing contractual obligations on the Company to comply with certain rules and regulations applicable to those sectors in the performance of its services. Currently there are no sector specific licenses or authorizations required for the Company to provide such services.

Any failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on the Company's business and results of operations. Furthermore, if the Company's business becomes subject to additional laws and/or regulations in one or more of the jurisdictions in which it operates, including as a result of changing laws or regulations, changing interpretations of previously enacted laws or regulations, or increased oversight, then a failure to comply with such laws and/or regulations could subject the Company to legal actions and/or otherwise adversely affect its ability to continue its operations as they are currently conducted or are expected to be conducted in the future.

The invasion of Ukraine by Russia, and the financial and economic sanctions and import and/or export controls imposed on Russia by the United Kingdom, the European Union, and others, has caused, and may continue to cause, significant economic and social disruption, and its impact on the Company's business is uncertain.

The ongoing military conflict between Russia and Ukraine has created volatility in the global capital markets and is expected to have further global economic consequences. The economic sanctions and controls imposed by the United Kingdom, the European Union, and others on Russia have caused, and may continue to cause, significant economic and social disruption, and its impact on the Company's business is uncertain.

In addition to adverse effects on the Company's operations and on the wider global economy and market conditions, a continuation or escalation of the Russian invasion of Ukraine could result in significant increases in energy prices in Europe and other parts of the world. This has already resulted, and may continue to result, in clients and potential clients (both direct and indirect) of the Company diverting a larger proportion of their available cash towards paying their energy bills and delaying capital investments, particularly for purchases of software solutions such as the Company's, which may be seen as "luxury" purchases under such conditions. Any of these impacts or increases in these conditions could, in turn, have a material adverse effect on the business, financial condition, cash flows, and results of operations of the Company and could cause the market value of its securities to decline.

COVID-19 caused a global health crisis that caused significant economic and social disruption, and a similar public health event could impact the Company's business adversely.

The Company's results of operations could in the future be materially adversely impacted by public health events similar to COVID-19. The global spread of COVID-19 created significant volatility and uncertainty and economic disruption. The extent to which the coronavirus pandemic will, or a similar public health event could, continue to impact the Company's business, operations and financial results will depend on numerous evolving factors that it may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken; the impact on economic activity; the effect on the Company's clients and client demand for its services and solutions; the Company's ability to sell and provide its services and solutions, including as a result of travel restrictions and people working from home; the ability of its clients to pay for its services and solutions; and any closures of its and its clients' offices and facilities. The spread of the coronavirus caused the Company to modify its business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and the Company may take further actions as may be required by government authorities or that the Company determines are in the best interests of its employees, clients and business partners.

The Company may incur losses and liabilities resulting from an unfavorable outcome of pending or anticipated legal disputes.

From time to time, the Company and its subsidiaries may become involved in other legal proceedings, inquiries, claims and disputes in the ordinary course of its business. For example, a group of 71 former employees has brought a claim against a subsidiary of the Company related to their dismissals resulting from the closure of two production sites in France in 2020 (see Part I, Item 3, "Legal Proceedings" for further information). Although we believe we have adequately reserved for potential liabilities related to pending litigation, there can be no assurances that we have done so. In addition, litigation or potential claims can be time-consuming, divert management's attention and resources, cause the Company to incur significant expenses or liability or require it to change its' business practices. Because of the potential risks, expenses and uncertainties of litigation, the Company may, from time to time, settle disputes, even where it believes that it has meritorious claims or defenses. Because litigation is inherently unpredictable, the Company cannot assure you that the results of any of these actions will not have a material adverse effect on its business.

The Company operates in a number of jurisdictions and, as a result, may incur additional expenses in order to comply with the laws of those jurisdictions.

The Company's business operates throughout Europe, and therefore, is required to comply with the laws of multiple jurisdictions. These laws regulating the internet, payments, payments processing, privacy, taxation, terms of service, website accessibility, consumer protection, intellectual property ownership, services intermediaries, labor and employment, wages and hours, worker classification, background checks, and recruiting and staffing companies, among others, could be interpreted to apply to us, and could result in greater rights to competitors, users, and other third parties. Compliance with these laws and regulations may be costly, and at times, may require the Company to change its business practices or restrict its product offerings, and the imposition of any such laws or regulations on it, its clients, or third parties that the Company or its clients utilize to provide or use its services, may adversely impact its revenue and business. In addition, the Company may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements and enhanced legal risks.

Cybersecurity issues, vulnerabilities, and criminal activity resulting in a data or security breach could result in risks to the Company's systems, networks, products, solutions and services resulting in liability or reputational damage.

The Company collects and retains large volumes of internal and client data, including personally identifiable information and other sensitive data both physically and electronically, for business purposes, and its various information technology systems enter, process, summarize and report such data. The Company also maintains personally identifiable information about its employees. Safeguarding client, employee and the Company's own data is a key priority for the Company, and its clients and employees have come to rely on it for the protection of their personal information. Augmented vulnerabilities, threats and more sophisticated and targeted cyber-related attacks pose a risk to the Company's security and the security of its clients, partners, suppliers and third-party service providers, and to the confidentiality, availability and integrity of data owned by the Company or its clients. Despite the Company's efforts to protect sensitive, confidential or personal data or information, it may be vulnerable to material security breaches, theft, misplaced or lost data, programming errors, employee errors and/or malfeasance that could potentially lead to the compromise of sensitive, confidential or personal data or information, improper use of its systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions. Despite protective measures, the Company may not be successful in preventing security breaches which compromise the confidentiality and integrity of this data. While the Company attempts to mitigate these risks by employing a number of measures, including employee training, monitoring and testing, and maintenance of protective systems and contingency plans, the Company remains vulnerable to such threats.

The sensitive, confidential or personal data or information that the Company has access to is also subject to privacy and security laws, regulations or client imposed controls. The regulatory environment, as well as the requirements imposed on the Company by the industries it serves governing information, security and privacy laws is increasingly demanding. Maintaining compliance with applicable security and privacy regulations may increase the Company's operating costs and/or adversely impact its ability to provide services to its clients. Furthermore, a compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss, fraudulent or unlawful use of client, employee or the Company data which could harm the Company's reputation or result in remedial and other costs, fines or lawsuits. In addition, a cyber-related attack could result in other negative consequences, including damage to the Company's reputation or competitiveness, remediation or increased protection costs, litigation or regulatory action. Fraud, employee negligence, and unauthorized access, including, malfunctions, viruses and other events beyond the control of the Company, may lead to the misappropriation or unauthorized disclosure of sensitive or confidential information the Company processes, stores and transmits, including personal information, for its clients. Such failure to prevent or mitigate data loss or other security breaches, including breaches of its vendors' technology and systems, could expose the Company or its clients to a risk of loss or misuse of such information, adversely affect its operating results, result in litigation or potential liability for it and otherwise harm its business. As a result, among other things, the Company may be subject to monetary damages, regulatory enforcement actions or fines under the GDPR in the European Union or the United Kingdom. In addition to any legal liability, data or security breaches may lead to negative publicity, reputational damage and otherwise adversely affect the results of operations of the Company.

Risks Related to Owning Our Common Stock

The Company has a limited public float, which adversely affects trading volume and liquidity, and may adversely affect the price of the Common Stock and access to additional capital.

As of March 18, 2025, ETI and Cantor own approximately 71.8% and 21.2% of our outstanding shares of Common Stock. Although all of ETI's shares, and the majority of Cantor's shares of Common Stock were subject to contractual restrictions on resale until November 29, 2024, such restrictions have lapsed and those entities may now resell their shares without regard to those restrictions. The sale of shares of those shares Common Stock could have a significant negative impact on the public trading price of our Common Stock. The aggregate number of shares of our Common Stock owned by Cantor and BTC International represent approximately 93.0% of our outstanding shares of Common Stock.

Due to the limited public float, the trading price of Common Stock may fluctuate widely due to various factors, including the volume of purchase or sales of Common Stock relative to the public float. The limited public float could adversely affect the Company's business and financing opportunities, and may make it difficult for you to sell your Common Stock at a price that is attractive to you.

The Company is an "emerging growth company" within the meaning of the Securities Act and it has taken advantage of certain exemptions from disclosure requirements available to emerging growth companies; this could make the Company's securities less attractive to investors and may make it more difficult to compare the Company's performance with other public companies.

The Company is an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act and intends to elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, holders of our securities and potential investors may not have access to certain information they may deem important. There can be no assurances whether investors will find the Company's securities less attractive because of such exemptions. If some investors find the securities less attractive as a result of reliance on these exemptions, the trading prices of the Company's securities may be lower than they otherwise would be, there may be a less active trading market for the Company's securities and the trading prices of the securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of its financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Pursuant to the JOBS Act, the Company's independent registered public accounting firm will not be required to attest to the effectiveness of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as it is an "emerging growth company".

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of internal controls over financial reporting, and generally requires in the same report an attestation by a public company's independent registered public accounting firm on the effectiveness of its internal controls over financial reporting. Refer to Item 9A for more information.

However, under the JOBS Act, the Company's independent registered public accounting firm will not be required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until it is no longer an "emerging growth company." The Company could be an "emerging growth company" until the earlier of (1) the last day of the fiscal year (a) following March 16, 2026, the fifth anniversary of the IPO, (b) in which the Company has total annual gross revenue of at least $1.235 billion, (c) the Company's non-convertible debt issued within a three year period exceeds $1 billion, or (d) if the market value of the Company's shares that are held by non-affiliates exceeds $700 million on the last day of its second fiscal quarter.

Substantial future sales of shares of Common Stock could cause the market price of our shares of Common Stock to decline.

As of March 18, 2025 our Common Stock was beneficially owned by ETI, representing 21,802,364 shares (approximately 71.8% of our outstanding Common Stock at March 18, 2025) and by Cantor, representing 6,449,404 shares (approximately 21.2% of our outstanding Common Stock at March 18, 2025). The Lock-Up Agreement that had previously applied to these shares expired on November 29, 2024. Each of Cantor and ETI are permitted to resell all of their shares with resale registration statements we previously filed with the SEC. In addition, our board of directors could designate and sell a class of preferred stock with preferential rights over the Common Stock with respect to dividends or other distributions. We filed a universal shelf registration statement on Form S-3 with the SEC that registers the sale of up to $250.0 million of any combination of our common stock, preferred stock, debt securities, warrants, rights or units from time to time and at prices and on terms that we may determine (although we are currently subject to the "baby shelf" registration limitations).The resale, or expected or potential resale, or any sales under our universal shelf registration statement, of a substantial number of shares of Common Stock in the public market (or the market perception that such sales could occur, including sales in connection with addressing the delisting matters discussed above) could adversely affect the market price for shares of Common Stock and make it more difficult for you to sell your shares of Common Stock at times and prices that you feel are appropriate. Furthermore, we expect that the selling security holders under the resale registration statements will continue to offer the securities for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering may continue for an extended period of time.

The provision of the Company's Charter that authorizes the Board to issue preferred stock from time to time based on terms approved by the Board may delay, defer or prevent a tender offer or takeover attempt that public stockholders might consider in their best interest.

The provision of the Company's Charter that authorizes the Board to issue preferred stock from time to time based on terms approved by the Board may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest. Authorized but unissued preferred stock may enable the Board to render it more difficult or to discourage an attempt to obtain control of the Company and thereby protect continuity of or entrench its management, which may negatively impact the market price of the Common Stock. If, in the due exercise of its fiduciary obligations, for example, the Board was to determine that a takeover proposal was not in the best interests of the Company, such preferred stock could be issued by the Board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or an insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

The Company's Charter contains forum limitations for certain disputes between the Company and its stockholders that could limit the ability of stockholders to bring claims against the Company or its directors, officers and employees in jurisdictions preferred by stockholders.

The Company's Charter provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative lawsuit brought on the Company's behalf, (ii) any lawsuit against the Company's current or former directors, officers, employees or stockholders asserting a breach of a fiduciary duty owed by any such person to the Company or its stockholders, (iii) any lawsuit asserting a claim arising under any provision of the DGCL, the Company's Charter or Bylaws (each, as in effect from time to time), or (iv) any lawsuit governed by the internal affairs doctrine of the State of Delaware. The foregoing forum provisions do not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. The Company's Charter also provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The foregoing forum provisions may prevent or limit a stockholder's ability to file a lawsuit in a judicial forum that it prefers for disputes with the Company or its directors, officers, employees or stockholders, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions, although stockholders will not be deemed to have waived the Company's compliance with federal securities laws and the rules and regulations thereunder.

There is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act because Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act claims.

In addition, notwithstanding the inclusion of the foregoing forum provisions in the Company's Charter, courts may find the foregoing forum provisions to be inapplicable or unenforceable in certain cases that the foregoing forum provisions purport to address, including claims brought under the Securities Act. If this were to occur in any particular lawsuit, the Company may incur additional costs associated with resolving such lawsuit in other jurisdictions or resolving lawsuits involving similar claims in multiple jurisdictions, all of which could harm the Company's business, results of operations, and financial condition.

The Company does not expect to declare any dividends in the foreseeable future.

The Company does not anticipate declaring any cash dividends to holders of its Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Risks Related to Being a Public Company

The Company is a controlled company, and thus is eligible for exemptions from certain corporate governance rules of Nasdaq. You may not have the same protections afforded to stockholders of companies that are subject to such requirements.

The Company is considered a "controlled company" under the rules of Nasdaq. Controlled companies are exempt from the Nasdaq corporate governance rules requiring that listed companies have (i) a majority of the board of directors consist of "independent" directors under the listing standards of Nasdaq, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the Nasdaq requirements and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of Nasdaq. The Company has not taken advantage of any of the exemptions described above. If the Company uses some or all of these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

So long as ETI controls the Company, other holders of the Company's Common Stock will have limited ability to influence matters requiring stockholder approval, and ETI's interests may conflict with (or may be adverse to) the interests of the other holders of Common Stock. ETI, along with its directors and management team, may make decisions that adversely impact the Company's other stockholders.

As of December 31, 2024, ETI beneficially owns approximately 72.3% of the Company's outstanding shares of Common Stock. So long as this ownership and control continues, ETI, along with its directors and management team, including its Executive Chairman, Par Chadha, generally will have the ability to control the outcome of any matter submitted for the vote of Company's stockholders, including the election and removal of directors, changes to the size of the Board, any amendment to the Company's Charter and Bylaws, and the approval of any merger or other significant corporate transaction, including a sale of substantially all of the Company's assets (other than in certain circumstances set forth in the Company's Charter or Bylaws).

The interests of ETI may not coincide with (or may be adverse to) the interests of the other Company stockholders. ETI's ability, subject to the limitations in the Company's Charter and Bylaws, to control all matters submitted to the Company's stockholders for approval will limit the ability of other stockholders to influence corporate matters and, as a result, the Company may take actions that its stockholders do not view as beneficial and/or that adversely affect the Company's stockholders other than ETI. ETI may also pursue acquisition opportunities that may be complementary to the Company's business, and, as a result, those acquisition opportunities may not be available to the Company. As a result of the foregoing, the market price of Common Stock could be adversely affected. In addition, the existence of a controlling stockholder of the Company may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, the Company. A third party would be required to negotiate any such transaction with ETI, and the interests of ETI with respect to such transaction may be different from the interests of Company's stockholders other than ETI.

Considering the Company's relationship with ETI and Par Chadha, stockholders are encouraged to review ETI's public filings relating to the relationships between such parties and their respective affiliates.

The Company incurs significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

The Company faces a significantly increased costs for insurance, legal, accounting, administrative and other costs and expenses as a public company that the Company did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Act and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board, the SEC and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require the Company to carry out activities the Company had not been directly required to do (although ETI, as its parent and a public company, has been required to do so). For example, the Company created new board committees and adopted new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements are being incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), the Company could incur additional costs to rectify those issues, and the existence of those issues could adversely affect the Company's reputation or investor perceptions of it. As a public company, it could be more difficult or costly for the Company to obtain and retain certain types of insurance, including director and officer liability insurance, and the Company may be forced to accept reduced policy limits and coverage with increased self-retention risk or incur substantially higher costs to obtain the same or similar coverage. As a public company, it could also be more difficult and expensive for the Company to attract and retain qualified persons to serve on the Board, or Board committees or as executive officers. Furthermore, if the Company is unable to satisfy its obligations as a public company, it could be subject to delisting of its Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.

The additional reporting and other obligations imposed by various rules and regulations applicable to public companies will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require the Company to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third-parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If the Company is unable to maintain a listing on a national securities exchange, it could negatively impact the price and liquidity of its Common Stock and its ability to access the capital markets

The Company's Common Stock is currently listed on The Nasdaq Global Market (the "NGM"). On September 4, 2024 the Company requested to transfer the listing of its securities to The Nasdaq Capital Market (the "NCM"). That application is pending.

On April 24, 2024, the Company received a deficiency letter from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that the listing of its Common Stock was not in compliance with the minimum $15 million market value of publicly held shares requirement (the "NGM MVPHS Requirement") for a period of 30 consecutive business days set forth in Nasdaq Listing Rule 5450(b)(2)(C) for continued listing on the NGM. Because of the Company's non-compliance with the NGM MVPHS Requirement for continued listing on that market, on September 4, 2024 the Company had requested to transfer the listing of its securities to The Nasdaq Capital Market (the "NCM").

The Company received written notice (the "Delisting Determination Letter") from Nasdaq on October 18, 2024 stating that the Company had not regained compliance with the NGM MVPHS Requirement. The Company requested a hearing before the Nasdaq Hearings Panel (the "Panel") pursuant to Listing Rule 5810(d), which automatically stayed the suspension and/or delisting of the Company's securities pending completion of the hearing and the expiration of any additional extension period granted by the Panel following the hearing. At the Panel hearing on December 12, 2024, the Company restated its transfer request to the Panel and presented a plan to demonstrate compliance with Listing Rule 5550(b)(2) for the NCM by having a market value of listed securities of at least $35 million (the "NCM MVLS Requirement") no later than April 4, 2025.

On January 13, 2025, Nasdaq notified the Company that the Nasdaq Hearings Panel (the "Panel") had granted the Company's request to continue its application with the Nasdaq staff to transfer its securities to the NCM, provided it demonstrated compliance the NCM MVLS Requirement on or before April 4, 2025. Although the Company believes it will be able to demonstrate compliance with all requirements for continued listing on NCM, including the NCM MVLS Requirement, on or before April 4, 2025, there can be no assurance that it will. If the Company fails to regain compliance or in the future fails to comply with the NCM MVLS Requirement or any other requirements for continued listing on the NCM, the Company's securities could become subject to potential delisting.

The Company had also received a deficiency letter from Nasdaq August 30, 2024 notifying the Company that the Company's market value of listed securities ("MVLS") was below the $50 million minimum MVLS requirement for continued listing on the NGM under Listing Rule 5450(b)(2)(A) (the "NGM MVLS Deficiency Matter"). Nasdaq informed the Company on October 18, 2024 that because the Company satisfied the $50 million in total assets and total revenue requirement under Listing Rule 5450(b)(3)(A), an alternative method of compliance with the continued listing requirements set forth in Listing Rule 5450(b), the NGM MVLS Deficiency Matter was then resolved.

If Nasdaq does not approve the application to continue the listing of its Common Stock on the NCM and delists the Company's shares because of the failure to demonstrate compliance with the listing standards of the NCM, or if the Company in the future fails to maintain such compliance and the Company is not able to list such securities on another national securities exchange, the securities of the Company could be quoted on an over-the-counter market. If this were to occur, the Company and its stockholders could face significant material adverse consequences including:

- a limited availability of market quotations for the Company's securities;

- reduced liquidity for the Company's securities;

- a determination that the Common Stock is a "penny stock," which will require brokers trading the Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of Common Stock;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

If securities or industry analysts do not publish or cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding the Company's securities adversely, the price and trading volume of the Company's securities could decline.

The trading market for the Company's securities will be influenced by the research and reports that industry or securities analysts may publish about the Company, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on the Company, except to the extent currently included or in the future covered in analysts' reports on ETI. If no securities or industry analysts commence coverage of the Company, the Company's share price and trading volume may likely be negatively impacted. If any of the analysts who may cover the

Company change their recommendation regarding the Company's Common Stock adversely, or provide more favorable relative recommendations about the Company's competitors, the price of the Company's shares of Common Stock would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, the Company could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company has developed and maintained a comprehensive cybersecurity program which is integrated within the Company's enterprise risk management program and encompasses the corporate and operational technology environments, as well as client-facing products and services. Our cybersecurity program has implemented a governance structure and process to identify, assess, manage, mitigate, respond to and report on cybersecurity incidents and risks within an ever-changing threat landscape. We utilize cybersecurity policies and frameworks based on industry and government standards, including the National Institute of Standards and Technology Cyber Security Framework ("**NIST CSF**"). This does not imply that we meet any particular technical standards, specifications, or requirements, but rather that we use NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity program includes an incident response plan, which establishes (1) a framework for classifying security incidents according to their severity level, taking into account the nature and scope of the incident; and (2) protocols for the escalation of incident. The Company operates a 24 x 7 security operations center ("**SOC**") which monitors our global cybersecurity solutions and production environments, and serves as a central location for the reporting of cybersecurity matters. The roles and responsibilities of the SOC and our cybersecurity team in the incident response context are established by the incident response plan, as well as in associated playbooks and other procedural documentation.

We partner with third parties to support and evaluate our cybersecurity program. The Services provided by third-parties span areas including cybersecurity maturity assessments, incident response, penetration testing and consulting on best practices. Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including those who have access to our data or our systems. Third-party risks are included within our risk assessment of vendors, as well as our cybersecurity-specific risk identification program. In addition, cybersecurity considerations affect the selection and oversight of third-party service providers. We perform diligence on third parties, particularly those that have access to our systems, data or facilities that house such systems or data, and continually monitor cybersecurity threat risks identified through such diligence.

We also implemented a cybersecurity awareness program which covers topics such as phishing, social networking safety, password security and mobile device usage. We communicate these and other pertinent security issues or compliance changes through our regular internal communications cadence. Additionally, the Company has mandatory security awareness training addressing cybersecurity, privacy and confidential information.

In 2024 and 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. In June 2022, ETI experienced a previously disclosed network security incident which had material adverse impact and required ETI to, among other things, limit access to its applications and services by its employees and customers. In response, ETI incurred considerable costs to restore the security of its internal systems and networks and adopted various enhancements. If we were to experience a material cybersecurity incident in the future, such incident may have a material effect, including on our business strategy, operating results or financial condition. Please refer to "*Item 1A. Risk Factors*" for further information about the material risks associated with various cybersecurity threats.

Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of cybersecurity and other information technology risks. Our Audit Committee oversees management's ongoing activities related to our cybersecurity risk management and compliance programs.

Our cybersecurity program is led by our Chief Technology Officer ("**CTO**"), who has two decades of experience in various cybersecurity, software development, product management, and other technology-related roles. Our CTO oversees teams across the company supporting our security functions of identify, prevent, detect, respond, and recover. These teams are comprised of personnel with a broad range of experience across the private and public sectors, the technology industry, and different geographic regions.

Our Audit Committee receives periodic reports from our CTO and management on our cybersecurity risks and the current threat landscape trends. In addition, management will update the Board directly, as necessary, regarding cybersecurity incidents. The full Board also receives presentations on cybersecurity topics from our CTO and other security management staff as part of the Board's continuing education on topics that impact the Company.

ITEM 2. PROPERTIES

We lease and own numerous facilities across 14 European countries and Morocco. The size of our active property portfolio as of December 31, 2024 was in excess of 552,908 square feet (sq. ft.) and comprised of 29 leased properties and 2 owned properties including offices, sales offices, service locations, and production facilities. Many of our operating facilities are equipped with fiber connectivity and have access to other power sources.

Many of our operations facilities are leased under long term leases with varying expiration dates, except for the following owned locations: (i) an operating facility in Egham, United Kingdom with an approximately building area of 11,098 sq. ft., and (ii) an operating facility in Dublin, Ireland with an approximate building area of 24,563 sq. ft. We also maintain an operating presence at 8 client sites in France; 5 client sites in Belgium; and 1 client site in Germany and Switzerland respectively.

Our properties are suitable to deliver services to our clients for each of our business segments. Our management believes that all of our properties and facilities are well maintained.

ITEM 3. LEGAL PROCEEDINGS

Subsidiary Litigation

A group of 71 former employees brought a claim against a subsidiary of the Company related to their dismissal resulting from the closure of two production sites in France in 2020. The employees filed complaints with the Labor Court on June 9, 2022. Conciliation hearings at the Labor Court were held on September 27, 2022, December 13, 2022, March 7, 2023, September 5, 2023 November 14, 2023, December 5, 2023 and February 5, 2024.

In March 2023, 67 claimants (after the in principle settlement was agreed with the first 4 claimants) filed an application for summary proceedings in respect of part of the claim for a total claim of $1.1 million. The summary proceedings hearing was held on April 11, 2023 and the court issued its decision on May 9, 2023 upholding all of the plaintiffs' claims for a total amount of $1.1 million. However, the court's decision did not increase the Company's anticipated exposure for the overall claim. The Company has appealed against the decision (and paid the amount of $1.1 million to 66 of the 67 claimants, as settlement agreement in principle was subsequently reached with one further claimant on November 10, 2023 pending the appeal). Since the majority of the claimants concluded settlement agreements with the Company, the appeal proceedings pertain only to 15 remaining claimants who have not settled.The next hearing, pertaining only to 15 remaining claimants who have not concluded settlement agreements with the Company, is scheduled for June 2, 2025.

In addition to the above, the substantive hearing for the foregoing claims was held on February 16, 2024 and a decision was made on June 28, 2024. The Company has appealed the decision from that substantive hearing.

The Company reached a number of settlements with 56 claimants prior to the June 2024 court decision and approximately $1.8 million was paid to such claimants in addition to the amounts paid as part of the summary proceedings. The court awarded $1.2 million to the claimants who had not settled before the court's decision and, after the deduction of the amounts already paid to such claimants, $1.0 million remains to be paid by the Company. The Company will also be responsible for up to three months' unemployment allowance paid to these claimants by the unemployment fund, which is not expected to significantly increase the Company's total costs. The Company has appealed the decision. The Company accrued $1.0 million and $2.2 million in accrued liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, respectively, based on the estimate of the range of possible losses.

Other

We are, from time to time, involved in other legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although our management cannot predict the outcomes of these matters, our management believes these actions will not have a material, adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock is traded on the Nasdaq Global Market under the symbol "XBP". Our Warrants are listed on the Nasdaq Capital Market under the symbol "XBPEW".

Stockholders

As of March 18, 2025 there were approximately 245 registered holders of record of our Common Stock. The number of holders of record does not include a substantially greater number of "street name" holders or beneficial holders, whose shares of record are held by banks, brokers and other financial institutions.

Dividends

We have not paid any cash dividends on shares of our Common Stock. The payment of cash dividends in the future will be dependent upon our revenues and earnings, capital requirements, general financial condition, and is within the discretion of our board of directors.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024, with respect to the shares of our Common Stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Restricted Stock Units	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by stockholders	3,420,329	$ 1.31	2,099,941
Equity compensation plans not approved by stockholders	—	—	—
Total	3,420,329	$ 1.31	2,099,941

(1) The Company currently maintains the 2024 Stock Incentive Plan, which was approved by our board of directors on June 13, 2024. There are 5,520,270 shares of our Common Stock reserved for issuance under our 2024 Stock Incentive Plan.

Issuer Purchases of Equity Securities During the Year Ended December 31, 2024

None.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise noted, this Management's Discussion and Analysis of Financial Condition and Results of Operations relates solely to our continuing operations and does not include the operations of our certain on-demand printing operations. See "*Pending Divestiture*" below and *Note 3 - Discontinued Operations* of the notes to consolidated financial statements for additional information about the disposable group.

Forward Looking Statements

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with a review of the other Items included in this Annual Report and our December 31, 2024 Consolidated Financial Statements included elsewhere in this report. Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may be deemed to be forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

The Company is a pan-European integrator of bills, payments and related solutions and services seeking to enable digital transformation of our clients. The Company serves over 2,000 clients of varying sizes and across multiple industries and geographies. We believe our business ultimately advances digital transformation, improves market-wide liquidity, and encourages sustainable business practices.

The Company's digital foundation was developed to deliver fully outsourced solutions to address current and evolving client needs. The Company hosts its products both on client premises and as a SaaS offering in the cloud. These offerings, along with several hybrid solutions are available to clients based on the client's needs and preferences. When distributing its licenses, the Company offers a flexible model, whereby clients may choose among licenses covering a maximum number of transactions, multi-year term licenses with flexible renewal options, or perpetual licenses.

The Company's primary source of revenue stems from transactions processed by its products, including bills and payments processing and constitutes the dominant part of revenue in our larger, Bills & Payments reporting segment. Other sources of revenue include the sale of recurring software licenses and professional services, perpetual software licenses, as well as hardware solutions and related maintenance and constitute our Technology reporting segment. The Company offers an industry-agnostic and cross-departmental suite of products, which center around finance and accounting ("**F&A**") solutions and services comprised of the XBP Platform, Request to Pay, enterprise information management, Digital Mailroom, business process management and workflow automation, and integrated communication services. The Company also offers core industry solutions for the banking and financial services sector, and has, as a consequence of the COVID-19 pandemic, rolled out a suite of Work From Anywhere ("**WFA**") applications with enterprise software for connectivity and productivity to enable remote work.

The continued success of the Company's business is driven by its people. Its operation centers are located in areas where the value proposition the Company offers is attractive relative to other local opportunities, resulting in an engaged, educated multi-lingual workforce that is able to make a meaningful global contribution from their local marketplace. As of December 31, 2024, the Company had approximately 1,450 employees (of which 140 were part-time employees) across 16 countries (14 across Europe and in Morocco as well as the U.S., where our chief executive officer and chief financial officer are located).

History

XBP Europe, Inc. was incorporated in Delaware on September 28, 2022 to facilitate the Business Combination. On November 30, 2023, following the Closing, it became a wholly owned subsidiary of XBP Europe Holdings, Inc. (the "**Company**" or "**XBP Europe**") and its shares started trading on the Nasdaq Stock Market under the ticker "XBP" and its warrants started trading on the Nasdaq Stock Market under the ticker symbol "XBPEW". Together with its subsidiaries, the Company constitutes a collection of entities, which have comprised the core European business of ETI since the 1995 merger between Texas-based BancTec, Inc. and Recognition International, Inc. The Company's subsidiaries and predecessor entities have been serving clients in the European marketplace for over 45 years. In 2018, through the acquisitions of Asterion International and Drescher Full-Service Versand, ETI further expanded its geographic and client reach across Europe.

Merger Agreement

On October 9, 2022, XBP Europe, Inc. entered into the Merger Agreement with CF VIII, BTC International and Merger Sub. Pursuant to the Merger Agreement, Merger Sub, a newly formed subsidiary of CF VIII, merged with and into XBP Europe, Inc., with XBP Europe, Inc. surviving the Merger.

The Merger was accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, CF VIII was treated as the "acquired" company for financial reporting purposes. Accordingly, the Merger was treated as the equivalent of the Company issuing stock for the net assets of CFVIII, accompanied by a recapitalization. The net assets of CFVIII were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger were those of the Company.

As a consequence of the Merger, XBP Europe Holdings, Inc. became the successor to CF VIII, which required the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices.

Recent developments

Non-Binding Letter of Intent

On March 4, 2025, the Company announced that it had entered into an exclusive, non-binding letter of intent with ETI to acquire Exela Technologies BPA, LLC ("Exela BPA"), a leading provider of business process automation solutions and subsidiary of ETI. Under the terms of the letter of intent, the Company has been granted exclusivity while the parties work in good faith to negotiate definitive agreements, complete due diligence, undertake necessary regulatory approvals, and seek any necessary approvals, including from the Company's shareholders.

The Company is continuing to work through the process; however, there can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated. Those portions of the letter of intent that describe the proposed transaction are non-binding. The Company only intends to announce additional details regarding the proposed transaction if and when a definitive agreement is executed.

Pending Divestiture

During the third quarter of 2024, certain on-demand printing operations of the Company met the criteria to be disclosed as discontinued operations in the third quarter of fiscal year 2024. See *Note 3 - Discontinued Operations* of the notes to consolidated financial statements for additional information on discontinued operations.

Key Factors Affecting Company's Business

The Company believes that its performance and future success depend upon several factors that present significant opportunities for us but also pose risks and challenges including those discussed below and in the section of this Annual Report titled "*Risk Factors.*"

Investment in Technology

The Company's revenue growth depends heavily upon its ability to ensure a timely flow of competitive products, services and technologies to the marketplace while also leveraging its domain expertise. Through regular and sustained investment, licensing of intellectual property and acquisition of third-party businesses and technology, the Company continues to develop new knowledge platforms, applications and supporting service bundles that enhance and expand its existing suite of services. These efforts will require the Company to invest significant financial and other resources.

Acquiring new clients

The Company plans to continue developing new long-term, strategic client relationships, particularly where there is an opportunity to deliver a wide range of capabilities that have a meaningful impact on clients' business outcomes. As such, the Company plans to leverage the solutions it has already introduced in some European markets, like Confirmation of Payee or Request To Pay, that are part of its XBP platform, and offer them to clients in other European markets as well as solutions and products within its F&A offering such as the ERP data consolidation solution. With the launch of XBP Omnidirect and Reaktr.ai, we are looking to expand our client base. Additionally, the Company continues to evaluate becoming a registered payment service provider to supplement its existing solutions and services. The Company believes there is a long-term opportunity to expand in these markets to serve new clients.

The Company's ability to attract new clients also depends on a number of factors, including the effectiveness and pricing of its products, its competitors' offerings, and successfully executing its marketing efforts. Acquisition of new clients is expected to have a positive impact on the Company's long-term profitability and operations.

Expanding the Company's relationships with existing clients

In addition to acquiring new clients, the Company intends to continue retaining existing clients and pursue cross-selling and up-selling opportunities. With an existing base of over 2,000 clients, the Company believes there are meaningful opportunities to offer a bundled suite of services and to be a "one-stop-shop" for its clients' bills and payments automation and broader digital transformation journeys.

The Company's ability to influence clients to process more transactions and payments on its platforms has a direct impact on its revenue. As such, the Company offers a full suite of solutions by bundling integrated accounts payable and receivables, payment solutions, F&A services, master data management, reporting analytics along with integrated communication services for enterprise and small and medium businesses.

Our Segments

Our two reportable segments are Bills & Payments and Technology. These segments are comprised of significant strategic business units that align our products and services with how we manage our business, approach our key markets and interact with our clients based on their respective industries.

Bills and Payments: The Bills & Payments business unit primarily focuses on optimizing how bills and payments are processed by businesses of all sizes and industries. The Company offers automation of AP and AR processes and through an integrated platform, seeks to integrate buyers and suppliers across Europe. This business unit also includes our digital transformation revenue, which is both project based and recurring.

Technology: The Technology business unit primarily focuses on sales of recurring and perpetual software licenses and related maintenance, hardware solutions and related maintenance and professional services.

Key Performance Indicators

We use a variety of operational and financial measures to assess our performance. Among the measures considered by our management are the following:

- Revenue by segment;

- Gross profit by segment; and

- Adjusted EBITDA (which is a non-GAAP financial measure).

Revenue by segment

We analyze our revenue by comparing actual monthly revenue to internal projections and prior periods across our operating segments in order to assess performance, identify potential areas for improvement, and determine whether segments are meeting management's expectations.

Gross profit by segment

The Company defines Gross Profit as revenue less cost of revenue (exclusive of depreciation and amortization). The Company uses Gross Profit by segment to assess financial performance at the segment level.

Non-GAAP Financial Measures

To supplement its financial data presented on a basis consistent with GAAP, this Annual Report contains certain non-GAAP financial measures, including EBITDA and Adjusted EBITDA. The Company has included these non-GAAP financial measures because they are financial measures used by management to evaluate the Company's core operating performance and trends, to make strategic decisions regarding the allocation of capital and new investments. These measures exclude certain expenses that are required under GAAP. The Company excludes these items because they are non-recurring or non-cash expenses that are determined based in part on the Company's underlying performance.

EBITDA and Adjusted EBITDA

We define EBITDA as net income (loss), plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus restructuring and related expenses, related party management fee and royalties, non-cash equity compensation, foreign exchange gains or losses, changes in fair value of warrant liability, and non-recurring transaction costs incurred in connection with the Business Combination.

Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations as our board of directors and management use EBITDA and Adjusted EBITDA to assess our financial performance, because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. Net income/loss is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. These non-GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following tables present a reconciliation of EBITDA and Adjusted EBITDA to our net loss from continuing operations, the most directly comparable GAAP measure, for the years ended December 31, 2024 and 2023:

| | Year Ended December 31, | |
(dollars in thousands)	**2024**	**2023**
Net loss from continuing operations	$ (6,533)	$ (5,568)
Income tax expense	2,911	606
Interest expense including related party interest expense, net	6,322	7,006
Depreciation and amortization	3,160	2,944
EBITDA from continuing operations	5,860	4,988
Restructuring and related expenses[1]	1,879	5,053
Employee litigation matter[2]	1,283	1,431
Related party management fee and royalties[3]	—	1,330
Foreign exchange losses, net	2,520	599
Non-cash equity compensation[4]	1,611	—
Changes in fair value of warrant liability	(43)	(597)
Transaction Fees[5]	280	2,970
Adjusted EBITDA from continuing operations	$ 13,390	$ 15,774

(1) Adjustment represents costs associated with restructuring, including employee severance and vendor and lease termination costs.
(2) Represents litigation settlement and associated expenses incurred in connection with the Company subsidiary litigation. See *Note 15 - Commitments and Contingencies* for more details.
(3) Primarily represents management fee incurred in exchange for services, which included provision of legal, human resources, corporate finance, and marketing support. The management services agreement was terminated in connection with the Business Combination and was replaced by the related party service fee pursuant to the Services Agreement which reduced the fee and modified the services provided.
(4) Represents the non-cash charges for restricted stock units and options.
(5) Represents transaction costs incurred as part of the Business Combination.

The following tables present a reconciliation of EBITDA and Adjusted EBITDA to our net loss from discontinued operations, the most directly comparable GAAP measure, for the years ended December 31, 2024 and 2023:

| | Year Ended December 31, | |
(dollars in thousands)	**2024**	**2023**
Net loss from discontinued operations, net of income taxes	$ (5,833)	$ (5,479)
Income tax expense	—	—
Interest expense, net	145	189
Depreciation and amortization	555	907
EBITDA from discontinued operations	(5,133)	(4,383)
Restructuring and related expenses[1]	38	187
Related party service fees and royalties	—	25
Impairment of goodwill	87	—
Foreign exchange losses (gains), net	211	(5)
Adjusted EBITDA from discontinued operations	$ (4,797)	$ (4,176)

(1) Adjustment represents costs associated with restructuring related to employee severance.

Key Components of Revenue and Expenses

Revenue

The Company earns revenue from transactions processed using its products and services. In addition, the Company also sells recurring and perpetual software licenses, as well as maintenance and other professional services. Licensing options are flexible and clients can purchase a license covering a maximum number of transactions, multi-year term licenses with flexible renewal options. The Company derives a majority of its revenue from transactions processing as well as from the sale of licenses and technology implementation services.

Related party revenue — Related party revenue consists of sales of the above products or services to related parties.

Costs and Expenses

Cost of revenue — Cost of revenue consists primarily of salaries and employee benefits, including performance bonuses, facility costs and cost of products.

Related party cost of revenue — Related party cost of revenue consists of the cost of the products or services purchased or acquired from related parties, plus a related party transfer pricing markup.

Selling, general and administrative expenses — Selling, general and administrative expenses consist primarily of administrative personnel and officers' salaries and benefits including performance bonuses, legal and audit expenses, insurance, operating lease expenses (mainly facilities and vehicles) and other facility costs.

Related party expenses — Related party expenses primarily consist of the shared service cost, service fee, royalties and related party management fee which was replaced by the related party service fee in connection with the Business Combination.

Depreciation and amortization — Depreciation and amortization of intangible assets expenses consist of depreciation of property and equipment and amortization of client relationship asset.

Interest expense, net — Interest expense consists of interest related to pensions, debt, and finance leases.

Related party interest expense — Related party interest expense consists of interest incurred on amounts due to related parties.

Foreign exchange losses, net — Foreign exchange losses, net is comprised of losses and gains due to foreign currency remeasurement that are netted together for reporting purposes.

Changes in fair value of warrant liability – Changes in fair value of warrant liability represents the mark-to-market fair value adjustments to the outstanding Private Warrants issued as part of the consummation of the Business Combination. The change in fair value of Private Warrants is primarily the result of the change in the underlying stock price of our stock used in the Black-Scholes option pricing model. The warrant liability is remeasured at the end of each subsequent reporting period.

Pension income, net — Pension income, net consists of expected return on employee benefit plan assets, amortization of prior service cost and amortization of net loss.

Income tax expense — Income taxes consist primarily of income taxes related to federal, and foreign jurisdictions in which the Company conducts its business. The Company maintains a full valuation allowance on net deferred tax assets for its U.S. federal taxes and certain foreign and state taxes as the Company has concluded that it is not more likely than not that the deferred assets will be utilized.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 (US dollars in thousands)

	Years Ended December 31,	
	2024	2023
Revenue:		
Bills and Payments	$ 101,850	$ 110,458
Technology	40,922	44,719
Revenue, net (including related party revenue of $0.4 million and $0.2 million, respectively)	142,772	155,177
Cost of revenue:		
Bills and Payments	85,455	95,572
Technology	19,059	19,738
Total cost of revenue (including related party cost of revenue of $0.0 million and $0.1 million, respectively, exclusive of depreciation and amortization)	104,514	115,310
Selling, general and administrative expenses (exclusive of depreciation and amortization)	26,525	31,173
Related party expense	5,101	4,633
Depreciation and amortization	3,160	2,944
Operating profit	3,472	1,117
Interest expense, net	6,232	5,035
Related party interest expense, net	90	1,971
Foreign exchange losses, net	2,520	599
Changes in fair value of warrant liability	(43)	(597)
Pension income, net	(1,705)	(929)
Net loss before income taxes	(3,622)	(4,962)
Income tax expense	2,911	606
Net loss from continuing operations	$ (6,533)	$ (5,568)

For the purposes of trend analysis, constant currency refers to the prevailing rate of the US dollar against relevant currencies for the year ended December 31, 2023.

Revenue

For the year ended December 31, 2024, our revenue on a consolidated basis decreased by $12.4 million, or 8.0%, to $142.8 million (including related party revenue of $0.4 million) from $155.2 million (including related party revenue of $0.2 million) for the year ended December 31, 2023. On a constant currency basis, revenue declined by $13.5 million, or 8.7%, offset by the positive impact of foreign currency accounting for $1.1 million or 0.7%.

Bills & Payments and Technology segments constituted 71.3%, and 28.7%, respectively, of our total revenue for the year ended December 31, 2024, compared to 71.2%, and 28.8%, respectively, for the year ended December 31, 2023. The revenue changes by reporting segment were as follows:

Bills & Payments — Net revenue attributable to bills and payments segment was $101.9 million for the year ended December 31, 2024 compared to $110.5 million for the year ended December 31, 2023. The revenue decline of $8.6 million, or 7.8%, is primarily attributable to completion of one time projects, lower volumes and client contract end, offset by the positive impact of newly won and revenue ramping contracts. On a constant currency basis, revenue declined by $9.3 million, or 8.4%, offset by the positive impact of foreign currency accounting for a $0.7 million or 0.6%.

Technology — For the year ended December 31, 2024, revenue attributable to the Technology segment decreased by $3.8 million, or 8.5%, to $40.9 million from $44.7 million for the year ended December 31, 2023. The revenue decrease in the Technology segment was largely due to a lower volume of software licenses sold and partially offset by an increase in professional services and maintenance revenue. On a constant currency basis, revenue decreased by $4.2 million, or 9.4%, offset by the positive impact of foreign currency accounted for $0.4 million or 0.9%.

Cost of Revenue

For the year ended December 31, 2024, the cost of revenue decreased by $10.8 million (including decrease in related party cost of $0.0 million), or 9.4%, compared to the year ended December 31, 2023. Total cost of revenue decreased by $11.6 million or 10.1% on a constant currency basis, offset by the positive impact of foreign currency of $0.9 million or 0.7%, when compared to the cost of revenue for the year ended December 31, 2023.

In the Bills & Payments segments, the decrease was primarily attributable to a decline in revenue, improved utilization of operations coupled with cost optimizations and more profitable contracts. The cost of revenue in the Bills & Payments segment decreased by $10.1 million, or 10.6%. On a constant currency basis, cost of revenue at Bills & Payments segment declined by $10.9 million, or 11.4%, offset by the positive impact of foreign currency of 0.8% or $0.8 million.

The cost of revenue in the Technology segment decreased by $0.7 million, or 3.4%, primarily due to the change in the revenue mix within the Technology segment. On a constant currency basis, cost of revenue at the Technology segment decreased by $0.7 million, or 3.7%, offset by the foreign currency impact accounting for $0.1 million or 0.3%.

Cost of revenue for the year ended December 31, 2024 was 73.2% of revenue compared to 74.3% of revenue for the year ended December 31, 2023, with the decrease primarily due to improved utilization of operations, cost optimizations and change in revenue mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (**"SG&A expenses"**) decreased by $4.6 million, or 14.9%, to $26.5 million for the year ended December 31, 2024, compared to $31.2 million for the year ended December 31, 2023. The decrease was primarily attributable to cost optimization initiatives, coupled with higher one-time costs pertaining to professional fees and insurance in 2023. SG&A expenses decreased as a percentage of revenue to 18.6% for the year ended December 31, 2024 as compared to 20.1% for the year ended December 31, 2023.

Related Party Expenses

Related party expense was $5.1 million for the year ended December 31, 2024 compared to $4.6 million for the year ended December 31, 2023. The increase was mainly due to the growth in the COE (Center of Excellence), partially offset by the cost optimizations taken during the year.

Depreciation and Amortization

Total depreciation and amortization expense was $3.2 million and $2.9 million for the years ended December 31, 2024 and 2023, respectively. The increase in total depreciation and amortization expense by $0.3 million was primarily due to an increase in amortization expense related to outsource contract costs during the year ended December 31, 2024.

Interest Expense

Interest expense was $6.2 million for the year ended December 31, 2024, compared to $5.0 million for the year ended December 31, 2023, largely due to an increase in borrowing costs as a result of higher borrowings under the 2024 Credit Facilities during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Related Party Interest Expense, Net

Related party interest expense, net was $0.1 million for the year ended December 31, 2024 compared to related party interest expense, net of $2.0 million for the year ended December 31, 2023. The decrease in the related party interest expense, net was due to an elimination of a related party interest receivable as required by the Ultimate Parent Support Agreement during the prior year.

Foreign Exchange Losses, net

Foreign exchange losses were $2.5 million for the year ended December 31, 2024 compared to foreign exchange losses of $0.6 million for the year ended December 31, 2023, primarily due to higher unrealized foreign exchange losses, partially offset by lower realized foreign exchange losses for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Changes in fair value of warrant liability

The change in fair value of warrant liability during the year ended December 31, 2024 was a gain of $43 thousand. The change in fair value of warrant liability resulted from the remeasurement of the Private Warrant liability between December 31, 2023 and the end of the reporting period, December 31, 2024.

Pension Income, net

Pension income, net was $1.7 million for the year ended December 31, 2024 compared to pension income, net of $0.9 million for the year ended December 31, 2023. The increase in income was primarily due to higher expected return on plan assets recorded in the year ended December 31, 2024.

Income Tax Expense

The Company had an income tax expense of $2.9 million for the year ended December 31, 2024 compared to an income tax expense of $0.6 million for the year ended December 31, 2023. The increase in the income tax expenses for the current period is higher than the same period last year due to a remeasurement of existing uncertain tax positions in Germany.

Liquidity and Capital Resources

Overview

At December 31, 2024 and 2023 cash and cash equivalents totalled $12.1 million and $6.5 million, respectively.

The Company currently expects to spend approximately $1.5 to $2.5 million on total capital expenditures over the next twelve months. The Company will continue to evaluate additional capital expenditure needs that may arise.

As of December 31, 2024, and in comparison to December 31, 2023, total debt increased by $12.3 million primarily due to borrowings under the 2024 Senior Credit Facilities, partially offset by repayments of Revolving Credit Facilities and 2022 Committed Facility Agreement (See "*Indebtedness*" below).

The Company has utilized COVID-19 relief measures in various European jurisdictions, including permitted deferrals of certain payroll, social security and value added taxes. At the end of the fourth quarter 2024, the Company paid a significant portion of these deferred payroll taxes, social security and value added taxes. The remaining balance of deferred payroll taxes, social security and value added taxes will be paid by the April 2027, or later, as per deferment timeline as established by local laws and regulations.

The Company believes the current cash, cash equivalents and cash flows from financing activities, including the reduction in cash used in principal repayment on borrowings under factoring arrangement, are sufficient to meet the

Company's working capital and capital expenditure requirements for a period of at least twelve months. To the extent existing cash, cash from operations, and amounts available for borrowing are insufficient to fund future activities, the Company may need to raise additional capital. The Company may require funding for a variety of reasons, including, but not limited to, cost overruns for reasons outside of its control and it may experience slower sales than anticipated. If the Company's current cash on hand is not sufficient to meet its financing requirements for the next twelve months, it may have to raise funds to allow it to continue to operate its business and execute on its business plan. The Company cannot be certain that funding will be available on acceptable terms or at all particularly given the amount of Company securities being offered, the terms of such securities and the potential duration of any offering. To the extent that the Company raises additional funds by issuing equity securities, its stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that may impact the Company's ability to conduct business or return capital to investors. If the Company is unable to raise additional capital on acceptable terms, it may have to significantly scale back, delay or discontinue certain businesses, restrict its operations or obtain funds by entering into agreements on unattractive terms.

Cash Flows

Our consolidated statements of cash flows include cash flows related to the disposable group. Significant non-cash items and capital expenditures of discontinued operations related to our disposable group are presented separately in *Note 3 - Discontinued Operations* of the notes to consolidated financial statements in this Annual Report.

The following table summarizes our cash flows for the years indicated:

	Year Ended December 31,	
(dollars in thousands)	2024	2023
Net cash used in operating activities	$ (5,227)	$ (1,535)
Net cash used in investing activities	(1,710)	(2,669)
Net cash provided by (used in) financing activities	12,446	(305)
Effect of exchange rates on cash and cash equivalents	(308)	3,941
Net increase (decrease) in cash and cash equivalents	5,201	(568)

Analysis of Cash Flow Changes between the years ended December 31, 2024 and 2023

Operating Activities — Net cash used in operating activities was $5.2 million for the year ended December 31, 2024, compared to net cash used in operating activities of $1.5 million for the year ended December 31, 2023. The increase of $3.7 million in cash used in operating activities was largely due to a higher net loss and higher outflows from related party payable and accrued expenses and other liabilities.

Investing Activities — Net cash used in investing activities was $1.7 million for the year ended December 31, 2024, compared to net cash used in investing activities of $2.7 million for the year ended December 31, 2023. The decrease of $1.0 million in cash used in investing activities was primarily due to reduction in additions of property, plant and equipment during the year ended December 31, 2024.

Financing Activities — Net cash provided by financing activities was $12.4 million for the year ended December 31, 2024, compared to net cash used in financing activities of $0.3 million for the year ended December 31, 2023. The increase of $12.8 million in cash provided by financing activities for the year ended December 31, 2024 was primarily due to borrowings under the 2024 Senior Credit Facilities, partially offset by repayments of Revolving Credit Facilities and 2022 Committed Facility Agreement, and reduction in net borrowing under the securitization facility due to the entry into the Amended Factoring Agreement on September 15, 2023, which resulted in an off-balance sheet treatment of the Secured Borrowing Facility.

Indebtedness

Secured Borrowing Facility

On August 25, 2020, certain entities entered into an agreement wherein amounts due from clients were pledged to a third party, in exchange for a borrowing facility in amounts up to a total of €31.0 million (the "**Secured Borrowing Facility**"). The proceeds from the Secured Borrowing Facility were determined by the amounts invoiced to our clients. The amounts due from clients were recorded in accounts receivable and the amount due to the third party as a liability, presented under "Current portion of long-term debt" on the consolidated balance sheets. The cost of the Secured Borrowing Facility was 0.10% of newly assigned receivables with minimum of €0.1 million in annual fees and the Secured Borrowing Facility bore interest at Euribor rate plus 0.70% on the unpaid principal amount. The Company incurred interest expense of $0 and $0.6 million for the years ended December 31, 2024 and 2023, respectively, related to the Secured Borrowing Facility. As of December 31, 2024 and 2023, the outstanding balances payable under the Secured Borrowing Facility were $0 and $0.1 million, respectively.

On September 15, 2023, the relevant entities entered into an amendment to the Secured Borrowing Facility (the "**Amended Factoring Agreement**") to convert the existing arrangement into a non-recourse factoring program wherein an unrelated third party (the "**Factor**") shall provide financing to certain subsidiaries of the Company by purchase of certain approved and partially approved accounts receivables (as defined in the Amended Factoring Agreement) up to a maximum amount of €15.0 million while assuming the risk of non-payment on the purchased accounts receivables up to the level of approval. The relevant entities shall have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities and, once sold, the accounts receivable shall no longer be available to satisfy creditors of the relevant entities.

The Company accounted for the transactions under the Amended Factoring Agreement as a sale under ASC 860, *Transfers and Servicing*, and treats it as an off-balance sheet arrangement. Net funds received from the transfers reflect the face value of the account less a fee, which is recorded as an increase to cash and a reduction to accounts receivable outstanding in the consolidated balance sheets. The Company reports the cash flows attributable to the sale of account receivables to the Factor and the cash receipts from collections made on behalf of and paid to the Factor under the Amended Factoring Agreement, on a net basis as trade accounts receivables in cash flows from operating activities in the Company's consolidated statements of cash flows.

As of December 31, 2024, the Company's outstanding factored accounts receivable amounted to $16.6 million pursuant to the Amended Factoring Agreement, representing the face value of the invoices. The Company recognizes factoring costs upon disbursement of funds. The Company incurred a loss on sale of accounts receivables including expenses pursuant to the Amended Factoring Agreement totaling approximately $0.8 million and $0.3 million for the year ended December 31, 2024 and 2023 respectively, which is presented in interest expense,net on the consolidated statements of operations.

2019 Credit Agreement

In October 2019, a wholly-owned UK subsidiary of XBP Europe (the "**UK Subsidiary**") entered into a secured credit agreement (the "**2019 Credit Agreement**") with HSBC UK Bank plc ("**HSBC**") for a £9.0 million Secured Credit Facility (the "**Secured Credit Facility**") consisting of (i) a secured Term Loan A facility in an aggregate principal amount of £2.0 million (the "**Term Loan A Facility**"), (ii) a secured Term Loan B facility in an aggregate principal amount of £2.0 million (the "**Term Loan B Facility**"), and (iii) a secured revolving credit facility in an aggregate principal amount of £5.0 million (the "**Revolving Credit Facility**"). On December 21, 2022, the UK Subsidiary amended its 2019 Credit Agreement, allowing the UK Subsidiary to affirm to extend the maturity of Term Loan A Facility and Term Loan B Facility to October 31, 2024 subject to compliance with financial covenants. On February 9, 2023, the UK Subsidiary amended its 2019 Credit Agreement, allowing the UK Subsidiary to extend the maturity of the Revolving Credit Facility to October 31, 2024 subject to compliance with financial covenants. The maturity of the Revolving Credit Facility has since been extended on various dates. On May 10, 2024, the maturity was further extended to August 31, 2025. During the year ended December 31, 2024, the Company has repaid outstanding amount of $1.9 million, $0.4 million, and $6.4 million under the Term Loan A Facility, the Term Loan B Facility, and the Revolving

Credit Facility, respectively and accordingly wrote off the unamortized balance of less than $0.1 million of debt issuance cost related to the 2019 Credit Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2019 Credit Agreement. As of December 31, 2023, the outstanding balance of the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility was $1.9 million, $0.4 million, and $6.4 million, respectively.

The 2019 Credit Agreement contained financial covenants including, but not limited to (a) a Combined Cashflow Coverage Ratio, which measured the ratio of (i) Combined Cashflow and (ii) Debt Service defined as finance charges in addition to mandatory repayments in respect to the 2019 Credit Agreement, (b) Combined Interest Coverage Ratio, which measured the ratio of (i) Combined EBITDA to (ii) Combined Finance Charges, (c) a Combined Total Net Leverage Ratio, which measured the ratio of (i) Combined Net Indebtedness in respect to the last day of the most recent period to (ii) EBITDA, (d) Guaranteed Intragroup Balances, (e) the Loan to Market Value defined as the Facility A Loan outstanding to the market value of the property in each case, as defined in the 2019 Credit Agreement. The term "Combined" refers to the UK Subsidiary and its wholly-owned subsidiaries.

The 2019 Credit Agreement and indenture governing the Secured Credit Facility contained limitations on the ability of the UK subsidiary to effect mergers and change of control events as well as certain other limitations, including limitations on: (i) the declaration and payment of dividends or other restricted payments (ii) substantial changes of the general nature of the business, (iii) acquisition of a company, (iv) enter a joint venture, (v) or effect a dormant subsidiary to commence trading or cease to satisfy the criteria of a dormant subsidiary.

The UK Subsidiary's obligations under the 2019 Credit Agreement were jointly and severally guaranteed by certain of its existing and future direct and indirectly wholly owned subsidiaries. The 2019 Credit Agreement and the 2022 Committed Facility Agreement (defined below) contained cross default provisions which related to the UK Subsidiary and its subsidiaries, but not any other entities within the consolidated group.

At inception, borrowings under the Secured Credit Facility bore interest at a rate per annum equal to the LIBOR plus the applicable margin of 2%, 2.5%, and 3% per annum for the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility respectively. Effective October 29, 2021, borrowings under the Revolving Credit Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 3%. Effective December 31, 2021, borrowings under the Term Loan A Facility and the Term Loan B Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 2% and 2.5%, respectively.

In June 2020, the UK Subsidiary entered into an amendment to the 2019 Credit Agreement, to provide an additional aggregate principal amount of £4.0 million under a credit agreement (the "**Revolving Working Capital Loan Facility**" or "**2020 Credit Agreement**") together with Revolving Credit Facility (the "**Revolving Credit Facilities**"). At the inception of the Revolving Working Capital Loan Facility, the borrowing bore an interest rate per annum equal to the LIBOR plus the applicable margin of 3.5% per annum. Effective December 31, 2022, borrowings under the Revolving Working Capital Loan Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 3.5%.

The maturity of the Revolving Working Capital Loan Facility has since been extended on various dates subject to compliance with financial covenants. On May 10, 2024 the maturity was further extended to August 31, 2025. During the year ended December 31, 2024, the Company repaid outstanding amounts of $5.1 million under the 2020 Credit Agreement and accordingly wrote off the unamortized balance of less than $0.1 million of debt issuance cost related to the 2020 Credit Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2020 Credit Agreement. As of December 31, 2023, the Revolving Working Capital Loan Facility had an outstanding principal balance of $5.1 million.

As of December 31, 2023, the UK Subsidiary was in compliance with all affirmative and negative covenants under the 2019 Credit Agreement, including any financial covenants, pertaining to its financing arrangements.

2022 Committed Facility Agreement

In May 2022, the UK Subsidiary entered into a committed facility agreement (the "**2022 Committed Facility Agreement**") with HSBC, which includes a term loan for £1.4 million to be used in refinancing a property owned by XBP Europe in Dublin, Ireland (the "**Property**"). At inception of the 2022 Committed Facility Agreement, the borrowing bore an interest rate equal to 3.5% per annum in addition to the Bank of England Base Rate. The maturity of the 2022 Committed Facility Agreement is May 2027. During the year ended December 31, 2024, the Company has repaid outstanding amount of $1.5 million under the 2022 Committed Facility Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2022 Committed Facility Agreement. As of December 31, 2023, the 2022 Committed Facility Agreement had an outstanding balance of $1.5 million.

The 2022 Committed Facility Agreement contained financial covenants including, but not limited to (a) a Combined Debt Service Coverage Ratio, which measured the cashflow less dividends, net capital expenditure, and taxation relative to the debt service for that relevant period, (b) interest cover, which measured EBITDA relative to the aggregate of (i) interest charges and (ii) interest element of finance leases in any relevant period, (c) Total Net Debt to EBITDA, which measured the total net debt relative to EBITDA for any relevant period, and (d) loan to market value, which measured the loan as a percentage of the aggregate market value of The Property. The term "Combined" refers to the UK subsidiary and its wholly-owned subsidiaries.

As of December 31, 2023, the UK Subsidiary was in compliance with all affirmative and negative covenants under the 2022 Committed Facility Agreement, including any financial covenants pertaining to its financing arrangements.

2024 Facilities Agreement

In June 2024, XBP Europe, Inc., a wholly-owned subsidiary of the Company, together with certain other subsidiaries (the "**XBP Group**"), entered into a Facilities Agreement (the "**2024 Facilities Agreement**") with HSBC for a £15.0 million and €10.5 million Secured Credit Facility consisting of (i) a single draw, secured Term Loan A facility in an aggregate principal amount of £3.0 million (the "**2024 Term Loan A Facility**"), (ii) a single draw, secured Term Loan B facility in an aggregate principal amount of €10.5 million (the "**2024 Term Loan B Facility**", collectively with the 2024 Term Loan A Facility, the "**2024 Term Loan Facilities**") and (iii) a multi-draw, multi-currency secured revolving credit facility in an aggregate principal amount of £12.0 million (the "**2024 Revolving Credit Facility**"), and, together with the 2024 Term Loan Facilities, (the "**2024 Senior Credit Facilities**"). The 2024 Term Loan Facilities mature on June 26, 2028 and the 2024 Revolving Credit Facility matures on June 26, 2027, with certain extension rights at the discretion of HSBC. An additional £14.0 million of credit under the 2024 Revolving Credit Facility may be made available at HSBC's discretion for specific purposes as per the 2024 Facilities Agreement.

The Company used the 2024 Term Loan Facilities to repay in full all outstanding indebtedness under the 2019 Credit Agreement, 2020 Credit Agreement and 2022 Committed Facility Agreement. The Company incurred $1.5 million in debt issuance costs related to the 2024 Facilities Agreement.

The 2024 Facilities Agreement contains financial covenants including, but not limited to, (i) requiring the maintenance of a consolidated total leverage ratio of not greater than 2.50 to 1.00 (with step-downs to (a) 2.25 to 1.00 starting January 1, 2025 and (b) 2.00 to 1.00 starting January 1, 2026); (ii) a cash flow coverage ratio of at least 1.10:1.00; and (iii) a consolidated interest coverage ratio of not less than 4.00 to 1.00.

The 2024 Facilities Agreement and indenture governing the 2024 Secured Credit Facilities contains certain affirmative and negative covenants limiting on the ability of the XBP Group to effect mergers and change of control events as well as certain other limitations, including limitations on (i) incurrence of additional indebtedness or liens, (ii) dispositions of assets, (iii) substantial changes of the general nature of the business, (iv) entering into restrictive agreements, (v) making certain investments, loans, advances, guarantees and acquisitions, (vi) prepaying certain indebtedness, (vii) the declaration and payment of dividends or other restricted payments, (viii) engaging in transactions with affiliates, or (ix) amending certain material documents.

Except as otherwise provided by applicable law, all obligations under the 2024 Facilities Agreement are jointly and severally unconditionally guaranteed by each member of the XBP Group.

Borrowings under the 2024 Term Loan A Facility, the 2024 Term Loan B Facility and 2024 Revolving Credit Facility bear interest at a rate per annum equal to the SONIA plus the applicable margin of 3.25%, Euro Interbank Offered Rate ("**EURIBOR**") plus the applicable margin of 3.25% and Reference Rate plus the applicable margin of 3.25%, respectively. "Reference Rate" for any period means (i) Secured Overnight Financing Rate ("**SOFR**") for funds extended in U.S. Dollars; (ii) the EURIBOR, for funds extended in Euros; (iii) the SONIA, for funds extended in Pounds Sterling; and the Stockholm Interbank Offered Rate ("**STIBOR**") for funds extended in Swedish Krona.

During the year ended December 31, 2024, the Company has drawn $3.9 million under 2024 Term Loan A Facility and $11.4 million under 2024 Term Loan B Facility, and repaid $8.7 million outstanding indebtedness under the 2019 Credit Agreement, $5.1 million outstanding indebtedness under the 2020 Credit Agreement and $1.5 million outstanding indebtedness under the 2022 Committed Facility Agreement. Accordingly, the Company wrote off the unamortized balance of less than $0.1 million of debt issuance costs related to the 2019 Credit Agreement and 2020 Credit Agreement.

During the year ended December 31, 2024, the Company repaid $0.4 million and $1.1 million of outstanding principal amount under the 2024 Term Loan A Facility and 2024 Term Loan B Facility, respectively. As of December 31, 2024, the outstanding balance of the 2024 Term Loan A Facility and the 2024 Term Loan B Facility was $3.4 million and $9.8 million, respectively. The principal amount drawn under the 2024 Term Loan A Facility shall be repaid in fifteen (15) equal quarterly installments of £150 thousands with the remaining outstanding principal amount of £750 thousands payable at maturity along with accrued and unpaid interest. The principal amount drawn under the 2024 Term Loan B Facility shall be repaid in fifteen (15) equal quarterly installments of €525 thousands with the remaining outstanding principal amount of €2.625 million payable at maturity along with accrued and unpaid interest.

As of December 31, 2024, the Company has drawn £12.0 million under 2024 Revolving Credit Facility in Euros currency. As of December 31, 2024, the outstanding balance under the 2024 Revolving Credit Facility was $14.7 million.

The Company may, at any time, prepay the principal of the 2024 Senior Credit Facilities. Each prepayment shall be accompanied by the payment of accrued interest, without any premium or penalty. However, the Company is limited to a maximum of four voluntary prepayments of the 2024 Revolving Credit Facility within any consecutive twelve-month period.

As of December 31, 2024, the XBP Group was in compliance with all affirmative and negative covenants under the 2024 Facilities Agreement, including any financial covenants, pertaining to its financing arrangements.

Changes to Covenant Ratios and Compliance

The Company is not aware of any changes in the required covenant ratio under the 2024 Senior Credit Facilities at future compliance dates. The Company continually monitors its compliance with the covenants. The Company believes it will remain in compliance with all such covenants for the next 12 months based on the expected future performance; however, due to the inherent uncertainty, management's estimates of the achievement of its financial covenants may change in the future. The Company believes there are multiple mechanisms available to the Company in case of non-compliance with the provisions of any of its debt covenants, which would ensure ongoing sufficient liquidity for the Company, including but not limited to, entering into bona fide negotiations with its lenders to amend the existing facilities as appropriate, refinancing existing credit facilities with alternative providers of capital or curing any potential breaches.

Restructuring Activities

In the fourth quarter of 2023, the Company's management approved a restructuring plan to realign the Company's business and strategic priorities by rightsizing its workforce in certain regions. Costs and liabilities associated with management-approved restructuring activities are recognized when they are incurred. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations for the year ended December 31, 2023 and related liabilities are recorded within accrued compensation and benefits on the consolidated balance sheets as of December 31, 2023. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.

Potential Future Transactions

We may, from time to time, explore and evaluate possible strategic transactions, which may include joint ventures, as well as business combinations or the acquisition or disposition of assets. In order to pursue certain of these opportunities, additional funds will likely be required. Subject to applicable contractual restrictions, to obtain such financing, we may seek to use cash on hand, or we may seek to raise additional debt or equity financing through private placements or through underwritten offerings. There can be no assurance that we will enter into additional strategic transactions or alliances, nor do we know if we will be able to obtain the necessary financing for transactions that require additional funds on favorable terms, if at all. In addition, pursuant to the Registration Rights Agreement that we entered into in connection with the Closing, certain of our stockholders have the right to demand underwritten offerings of our Common Stock. We may from time to time in the future explore, with certain of those stockholders the possibility of an underwritten public offering of our Common Stock held by those stockholders. There can be no assurance as to whether or when an offering may be commenced or completed, or as to the actual size or terms of the offering.

Critical Accounting Estimates

The preparation of financial statements requires the use of judgments and estimates. The critical accounting policies are described below to provide a better understanding of how the Company develops its assumptions and judgments about future events and related estimations and how they can impact the Company's financial statements. A critical accounting estimate is one that requires subjective or complex estimates and assessments and is fundamental to the Company's results of operations. The Company bases its estimates on historical experience and on various other assumptions it believes to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company believes the current assumptions, judgments and estimates used to determine amounts reflected in the combined financial statements are appropriate; however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with the Company's financial statements and related notes included elsewhere in this Annual Report.

Goodwill and other intangible assets: Goodwill and other intangible assets are initially recorded at their fair values. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

Benefit Plan Accruals: The Company has defined benefit plans in the UK, Germany, Norway and France under which participants earn a retirement benefit based upon a formula set forth in the respective plans. The Company records annual amounts relating to its pension plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, and compensation increases. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so.

Impairment of goodwill, long-lived and other intangible assets: Long-lived assets, such as property and equipment and finite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, the Company records impairment losses for the excess of the carrying value over the estimated fair value. Fair value is determined, in part, by the estimated cash flows to be generated by those assets. The Company's cash flow estimates are based upon, among other things, historical results adjusted to reflect the Company's best estimate of future market rates, and operating performance. Development of future cash flows also requires us to make assumptions and to apply judgment, including timing of future expected cash flows, using the appropriate discount rates, and determining salvage values. The estimate of fair value represents the Company's best estimates of these factors, and is subject to variability. Assets are generally grouped at the lowest level of identifiable cash flows, which is the reporting unit level for us. Changes to the key assumptions related to future performance and other economic factors could adversely affect the impairment valuation.

The Company conducts its annual goodwill impairment tests on October 1 of each year, or more frequently if indicators of impairment exist. When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment test for goodwill. A quantitative test requires comparison of fair value of the reporting unit to its carrying value, including goodwill. The Company uses a combination of the Guideline Public Company Method of the Market Approach and the Discounted Cash Flow Method of the Income Approach to determine the reporting unit fair value. For the Guideline Public Company Method, the Company's annual impairment test utilizes valuation multiples of publicly traded peer companies. For the Discounted Cash Flow Method, the annual impairment test utilizes discounted cash flow projections using market participant weighted average cost of capital calculation. If the fair value of goodwill at the reporting unit level is less than its carrying value, an impairment loss is recorded for the amount by which a reporting unit's carrying amount exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. We conducted our annual goodwill impairment test as of October 1, 2024 and 2023, and concluded that there was no impairment in our goodwill and other intangible assets during the years.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets and liabilities to reporting units, and determination of fair value. The determination of reporting unit fair value is sensitive to the amount of Revenue and EBITDA generated by us, as well as the Revenue and EBITDA market multiples used in the calculation. Additionally, the fair value is sensitive to changes in the valuation assumptions such as expected income tax rate, risk-free rate, asset beta, and various risk premiums. Unanticipated changes, including immaterial revisions, to these assumptions could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions.

Warrants: The Company accounts for the warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("**FASB**") ASC 480, *Distinguishing Liabilities from Equity* ("**ASC 480**") and ASC 815, *Derivatives and Hedging* ("**ASC 815**"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to Company's own shares of common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance.

We determined upon further review of the warrant agreements, that while Public Warrants meet the definition of a derivative, they meet the equity scope exception in ASC 815 to be classified in stockholders' deficit and are not subject to remeasurement provided that the warrants continue to meet the criteria for equity classification.

Similarly, Private Warrants meet the definition of a derivative, however they don't meet the equity scope exception in ASC 815 and are subject to remeasurement. Private Warrant liability shall be measured at fair value on transaction closing date, with changes in fair value each period recognized in the consolidated statements of operations.

Revenue: The Company accounts for revenue in accordance with ASC 606. A performance obligation is a promise in a contract to transfer a distinct good or service to the client, and is the unit of account in ASC 606. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of the Company's material sources of revenue are derived from contracts with clients, primarily relating to the provision of business and transaction processing services within each of the segments. The Company does not have any significant extended payment terms, as payment for invoices issued is received shortly after goods are delivered or services are provided. Refer to *Note 4 — Basis of Presentation and Summary of Significant Accounting Policies* to our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023 contained elsewhere in this Annual Report for additional information regarding the Company's revenue recognition policy.

Income Taxes: We account for income taxes by using the asset and liability method. We account for income taxes regarding uncertain tax positions and recognize interest and penalties related to uncertain tax positions in income tax benefit/(expense) in the consolidated statements of operations.

Deferred income taxes are recognized on the tax consequences of temporary differences by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as determined under tax laws and rates. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. In the event the Company determines that it would be able to realize deferred tax assets that have valuation allowances established, an adjustment to the net deferred tax assets would be recognized as a component of income tax expense through continuing operations.

We engage in transactions (such as acquisitions) in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by us in assessing and estimating the tax consequences of these transactions. While our tax returns are prepared and based on our interpretation of tax laws and regulations, in the normal course of business the tax returns are subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of our income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained.

Emerging Growth Company Status

The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

The Company is an "emerging growth company" as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare the Company's financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Recently Adopted and Recently Issued Accounting Pronouncements

See *Note 4—Basis of Presentation and Summary of Significant Accounting Policies* to the consolidated financial statements included in Item 8 of this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. At December 31, 2024, we had $28.9 million of debt outstanding, with a weighted average interest rate of 6.29%. Interest is calculated under the terms of our credit agreements based on the greatest of certain specified base rates plus an applicable margin that varies based on certain factors. Assuming no change in the amount outstanding, a 1.0% increase or decrease in the assumed weighted average interest rate would not have a material impact on the results of operations.

At December 31, 2023, we had $16.6 million of debt outstanding, with a weighted average interest rate of 8.25%. Assuming no change in the amount outstanding, a 1.0% increase or decrease in the assumed weighted average interest rate would not have had a material impact on the results of operations.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a location's functional currency. Our contracts are denominated in currencies of major industrial countries.

Market Risk

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

Inflation Risk

The Company does not believe that inflation has had a material effect on its business, results of operations, or financial condition. Nonetheless, if the Company's costs were to become subject to significant inflationary pressures, the Company may not be able to fully offset such higher costs. The Company's inability or failure to do so could harm our business, results of operations, and financial condition.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements are included herein:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of XBP Europe Holdings, Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XBP Europe Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related statements of operations, comprehensive loss, stockholders' deficit, and cash flows for the years then ended, and the related notes, (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP
We have served as the Company's auditor since 2022.

Sterling Heights, Michigan
March 19, 2025

XBP Europe Holdings, Inc.
Consolidated Balance Sheets
For the years ended December 31, 2024 and 2023
(in thousands of United States dollars except share and per share amounts)

		December 31,		
		2024		**2023**
ASSETS				
Current assets				
Cash and cash equivalents	$	12,099	$	6,537
Accounts receivable, net of allowance for credit losses of $1,198 and $1,183, respectively		19,810		30,238
Inventories, net		3,823		4,045
Prepaid expenses and other current assets		4,228		6,550
Current assets held for sale		1,378		2,497
Total current assets		41,338		49,867
Property, plant and equipment, net of accumulated depreciation of $40,325 and $39,876, respectively		11,272		12,811
Operating lease right-of-use assets, net		4,805		5,206
Goodwill		21,666		22,823
Intangible assets, net		1,121		1,498
Deferred income tax assets		7,026		6,811
Other noncurrent assets		817		705
Noncurrent assets held for sale		—		3,018
Total assets	$	88,045	$	102,739
LIABILITIES AND STOCKHOLDERS' DEFICIT				
LIABILITIES				
Current liabilities				
Accounts payable	$	12,553	$	13,281
Related party payables		5,443		13,012
Accrued liabilities		17,993		23,850
Accrued compensation and benefits		16,482		16,267
Customer deposits		277		323
Deferred revenue		6,870		6,004
Current portion of finance lease liabilities		12		91
Current portion of operating lease liabilities		1,734		1,562
Current portion of long-term debts		4,958		3,863
Current liabilities held for sale		2,443		3,818
Total current liabilities		68,765		82,071
Related party notes payable		1,451		1,542
Long-term debt, net of current maturities		23,966		12,763
Finance lease liabilities, net of current portion		—		23
Pension liabilities		10,339		12,208
Operating lease liabilities, net of current portion		3,271		3,785
Other long-term liabilities		1,599		1,635
Noncurrent liabilities held for sale		—		1,280
Total liabilities	$	109,391	$	115,307
Commitments and Contingencies (Note 15)				
STOCKHOLDERS' DEFICIT				
Preferred stock, par value of $0.0001 per share; 10,000,000 shares authorized; none issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		—		—
Common Stock, par value of $0.0001 per share; 200,000,000 shares authorized; 30,166,102 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		30		30
Additional paid in capital		1,611		—
Accumulated deficit		(23,705)		(11,339)
Accumulated other comprehensive loss:				
Foreign currency translation adjustment		474		(1,416)
Unrealized pension actuarial gains, net of tax		244		157
Total accumulated other comprehensive loss		718		(1,259)
Total stockholders' deficit		(21,346)		(12,568)
Total liabilities and stockholders' deficit	$	88,045	$	102,739

The accompanying notes are an integral part of these consolidated financial statements.

XBP Europe Holdings, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2024 and 2023
(in thousands of United States dollars except share and per share amounts)

		Year ended December 31,		
		2024		**2023**
Revenue, net	$	142,408	$	154,943
Related party revenue, net		364		234
Cost of revenue (exclusive of depreciation and amortization)		104,467		115,234
Related party cost of revenue		47		76
Selling, general and administrative expenses (exclusive of depreciation and amortization)		26,525		31,173
Related party expense		5,101		4,633
Depreciation and amortization		3,160		2,944
Operating profit		**3,472**		**1,117**
Other expense (income), net				
Interest expense, net		6,232		5,035
Related party interest expense, net		90		1,971
Foreign exchange losses, net		2,520		599
Changes in fair value of warrant liability		(43)		(597)
Pension income, net		(1,705)		(929)
Net loss before income taxes		**(3,622)**		**(4,962)**
Income tax expense		2,911		606
Net loss from continuing operations		**(6,533)**		**(5,568)**
Net loss from discontinued operations, net of income taxes		(5,833)		(5,479)
Net loss	$	**(12,366)**	$	**(11,047)**
Loss per share:				
Basic and diluted - continuing operations	$	(0.22)	$	(0.25)
Basic and diluted - discontinued operations		(0.19)		(0.24)
Basic and diluted	$	(0.41)	$	(0.49)

The accompanying notes are an integral part of these consolidated financial statements.

XBP Europe Holdings, Inc.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2024 and 2023
(in thousands of United States dollars)

	Year ended December 31,			
	2024		2023	
Net loss	$	(12,366)	$	(11,047)
Other comprehensive income (loss), net of tax				
Foreign currency translation adjustments		1,890		(2,995)
Unrealized pension actuarial gains, net of tax		87		3,455
Total other comprehensive loss, net of tax	$	(10,389)	$	(10,587)

The accompanying notes are an integral part of these consolidated financial statements.

XBP Europe Holdings, Inc.
Consolidated Statements of Stockholders' Deficit
For the years ended December 31, 2024 and 2023
(in thousands of United States dollars except share and per share amounts)

| | Common Stock | | Additional Paid in Capital | Net Parent Investment | Accumulated Other Comprehensive Loss | | Accumulated Deficit | Total Deficit |
	Shares	Amount			Foreign Currency Translation Adjustment	Unrealized Pension Actuarial Gains (Losses), net of tax		
Balances at January 1, 2023	—	$ —	$ —	$ (5,845)	$ (17,789)	$ (3,298)	$ —	$ (26,932)
Net loss January 1, 2023 to November 29, 2023	—	—	—	(13,120)	—	—	—	(13,120)
Classification adjustment	—	—	—	(19,368)	19,368	—	—	—
Issuance of common stock to Cantor and others	8,363,413	8	6,512	—	—	—	—	6,520
Issuance of common stock to BTC International	21,802,689	22	(6,215)	38,333	—	—	(13,412)	18,728
Transaction costs related to the Merger	—	—	(297)	—	—	—	—	(297)
Net income November 30, 2023 to December 31, 2023							2,073	2,073
Foreign currency translation adjustment	—	—	—	—	(2,995)	—	—	(2,995)
Net unrealized pension actuarial gains, net of tax	—	—	—	—	—	3,455	—	3,455
Balances at December 31, 2023	30,166,102	$ 30	$ —	$ —	$ (1,416)	$ 157	$ (11,339)	$ (12,568)
Net loss January 1, 2024 to December 31, 2024	—	—	—	—	—	—	(12,366)	(12,366)
Equity-based compensation	—	—	1,611	—	—	—	—	1,611
Foreign currency translation adjustment	—	—	—	—	1,890	—	—	1,890
Net unrealized pension actuarial gains, net of tax	—	—	—	—	—	87	—	87
Balances at December 31, 2024	30,166,102	$ 30	$ 1,611	$ —	$ 474	$ 244	$ (23,705)	$ (21,346)

The accompanying notes are an integral part of these consolidated financial statements

XBP Europe Holdings, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2024 and 2023
(in thousands of United States dollars)

	Years ended December 31,	
	2024	**2023**
Cash flows from operating activities		
Net loss	$ (12,366)	$ (11,047)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,965	3,467
Amortization of intangible assets	750	384
Debt issuance cost amortization	216	—
Impairment of goodwill	87	—
Credit loss expense	16	343
Changes in fair value of warrant liability	(43)	(597)
Stock-based compensation expense	1,611	—
Unrealized foreign currency losses (gains)	2,428	(616)
Change in deferred income taxes	(247)	(422)
Change in operating assets and liabilities		
Accounts receivable	9,568	5,990
Inventories	240	(58)
Prepaid expense and other assets	2,297	2,123
Accounts payable	(365)	(2,417)
Related party payables	(8,446)	(843)
Accrued expenses and other liabilities	(4,848)	2,629
Deferred revenue	1,099	67
Customer deposits	(189)	(538)
Net cash used in operating activities	**(5,227)**	**(1,535)**
Cash flows from investing activities		
Purchase of property, plant and equipment	(1,263)	(2,330)
Cash paid for costs of fulfilling a contract	—	(339)
Additions to internally developed software	(447)	—
Net cash used in investing activities	**(1,710)**	**(2,669)**
Cash flows from financing activities		
Borrowings under secured borrowing facility	—	87,635
Principal repayment on borrowings under secured borrowing facility	(79)	(91,662)
Borrowings under 2024 Term Loan A Facility	3,834	—
Borrowings under 2024 Term Loan B Facility	11,360	—
Borrowings under 2024 Revolving Credit Facility	15,352	—
Cash paid for debt issuance costs	(1,527)	—
Principal payments on 2024 Term Loan A Facility	(383)	—
Principal payments on 2024 Term Loan B Facility	(1,136)	—
Principal payments on long-term obligations	(15,270)	(920)
Proceeds from Secured Credit Facility	930	223
Principal payments on finance leases	(635)	(786)
Proceeds from Business Combination, net of transaction expenses	—	5,205
Net cash provided by (used in) financing activities	**12,446**	**(305)**
Effect of exchange rates on cash and cash equivalents	(308)	3,941
Net increase (decrease) in cash and cash equivalents	**5,201**	**(568)**
Cash and equivalents, beginning of period, including cash from discontinued operations	6,905	7,473
Cash and equivalents, end of period, including cash from discontinued operations	**$ 12,106**	**$ 6,905**
Supplemental cash flow data:		
Income tax payments, net of refunds received	567	1,059
Interest paid	3,429	1,798

The accompanying notes are an integral part of these consolidated financial statements.

XBP Europe Holdings, Inc.
Notes to the Consolidated Financial Statements
(in thousands of United States dollars except share and per share amounts)

1. **General**

XBP Europe Holdings, Inc. (the "**Company**" or "**XBP Europe**") is a pan-European integrator of bills, payments and related solutions and services seeking to enable digital transformation of its clients. The Company's name — "XBP" — stands for "exchange for bills and payments" and reflects the Company's strategy to facilitate connections between buyers and suppliers to optimize clients' bills and payments and related digitization processes. XBP believes its business ultimately advances digital transformation, improves market-wide liquidity, and encourages sustainable business practices.

The Company provides business process management solutions with proprietary software suites and deep domain expertise, serving as a technology and operations partner for its clients' strategic journeys and streamlining their complex, disconnected payment processes. The Company serves over 2,000 clients across Europe, the Middle East and Africa ("**EMEA**"). The Company's client relationships span multiple industries, including banking, healthcare, insurance, and the public sector. The Company is able to deploy its solutions to clients in any EMEA market due to its cloud-based structure. Its physical footprint spans 15 countries with 32 locations.

Classification Adjustment

In preparing the condensed combined and consolidated financial statements for the three and six months ended June 30, 2023, the Company determined that net parent investment should be reduced by $18.9 million with an offsetting increase to foreign currency translation adjustment in the same amount, in order to conform carve-out financial statements of XBP Europe, Inc. to the transaction parameters of the Merger Agreement. Accordingly, the consolidated balance sheets as of December 31, 2023 and statement of stockholders' deficit for the year ended December 31, 2023 were adjusted for this reclass.

Merger/Business Combination with CF Acquisition Corp. VIII

The Company was a special purpose acquisition company called CF Acquisition Corp. VIII ("**CF VIII**") prior to the closing of a business combination (the "**Business Combination**") on November 29, 2023. Pursuant to that certain Agreement and Plan of Merger, dated October 9, 2022 (the "**Merger Agreement**") whereby XBP Europe, Inc., a Delaware corporation, and an indirect subsidiary of Exela Technologies, Inc., a Delaware corporation ("**ETI**"), became a wholly owned subsidiary of CFV III. In connection with the consummation of the Business Combination, the Company changed its name from CF VIII to "XBP Europe Holdings, Inc." The Business Combination was accounted for as a reverse capitalization in accordance with Financial Accounting Standards Board's ("**FASB**") Accounting Standards Codification Topic 805, Business Combinations ("**ASC 805**"). Under this method of accounting, CF VIII was treated as the "acquired" company for financial reporting purposes with XBP Europe surviving as a direct wholly-owned subsidiary of CF VIII.

Divesture

During the third quarter of fiscal year 2024, the Company determined that its certain on-demand printing operations met the criteria to be classified as a discontinued operation, and, as a result, disposable group's historical financial results are reflected in the Company's consolidated financial statements as discontinued operations, and assets and liabilities were retrospectively reclassified as assets and liabilities held for sale. See *Note 3 - Discontinued Operations* of the notes to consolidated financial statements.

2. **Reverse Recapitalization**

As discussed in Note 1, on November 29, 2023, the Company consummated a business combination pursuant to the Merger Agreement. The Business Combination was accounted for as a Reverse Recapitalization, rather than a business combination, for financial accounting and reporting purposes. Accordingly, XBP Europe was deemed the accounting acquirer (and legal acquiree) and CF VIII was treated as the accounting acquiree (and legal acquirer). Under this method of accounting, the reverse recapitalization was treated as the equivalent of XBP Europe issuing stock for the net assets of CF VIII, accompanied by a recapitalization. XBP Europe has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

- XBP Europe pre-combination stockholder has the majority of the voting power in the post-Business Combination company;

- XBP Europe's stockholder has the ability to appoint a majority of the Company's board of directors;

- XBP Europe's management team is the management team of the post-Business Combination company;

- XBP Europe's prior operations is comprised of the ongoing operations of the post-Business Combination company;

- XBP Europe is the larger entity based on historical revenues and business operations; and

- The post-Business Combination company has assumed XBP Europe's operating name.

The net assets of CF VIII are stated at historical cost, with no incremental goodwill or other intangible assets recorded for the effects of the Business Combination. The consolidated assets, liabilities, and results of operations prior to the Business Combination are those of XBP Europe. The shares and corresponding capital amounts and earnings per share available for common stockholders, prior to the Business Combination, have been retroactively restated.

At Closing, the Company received net proceeds of $5.2 million from the Business Combination.

Transaction costs consist of directors and officers liability insurance cost, legal and professional fees, and other fees relating to the consummation of the Business Combination. The Company incurred $3.3 million in transaction costs relating to the Merger for the year ended December 31, 2023, $0.3 million of which was recorded to additional paid-in capital and the remaining $3.0 million was expensed.

Immediately after giving effect to the Business Combination, there were 30,166,102 shares of Common Stock outstanding, 6,249,980 Public Warrants outstanding and 385,000 Private Warrants outstanding. See *Note 18 – Warrants* and *Note 19 – Stockholders' Deficit* for more details.

3.   **Discontinued Operations**

During the third quarter of 2024, certain on-demand printing operations of the Company met the criteria for classification as held for sale and accordingly, was measured at the lower of their carrying value or its fair value less costs to sell. The Company recorded an impairment charge of $0.1 million relating to the disposal group (as defined in *Note 4 – Basis of Presentation and Summary of Significant Accounting Policies*) in impairment of goodwill in the consolidated statement of operations of the disposal group for the year ended December 31, 2024. The Company determined that the held for sale disposal group has met the criteria to be disclosed as discontinued operations as it represents a significant strategic shift that will have a major effect on the Company's operations and financial results.

The results of the disposal group are presented as discontinued operations in the consolidated statements of operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. Impairment loss was recorded during the year ended December 31, 2024, in impairment of goodwill in the consolidated statements of operations of the disposal group. Further, the Company has reclassified the assets and liabilities of the disposal group as assets and liabilities held for sale in the consolidated statements of balance sheets for all periods presented. The consolidated statements of cash flows are presented on a consolidated basis for both continuing operations and discontinued operations. Unless otherwise noted, reference within the notes to consolidated financial statements relates to continuing operations.

The financial results of the disposal group are presented as loss from discontinued operations, net of income taxes on the Company's consolidated statements of operations. The following table presents the major components of financial results of the Company's disposable group for the periods presented:

(dollars in thousands)	Year ended December 31,	
	2024	2023
Revenue, net	$ 8,064	$ 11,393
Cost of revenue (exclusive of depreciation and amortization)	8,932	12,222
Selling, general and administrative expenses (exclusive of depreciation and amortization)	3,801	3,509
Related party expense	166	50
Depreciation and amortization	555	907
Impairment of goodwill [1]	87	—
Operating loss	**(5,477)**	**(5,295)**
Other expense (income), net		
Interest expense, net	145	189
Foreign exchange losses (gains), net	211	(5)
Net loss from discontinued operations before income taxes	**(5,833)**	**(5,479)**
Income tax expense	—	—
Net loss from discontinued operations, net of income taxes	**$ (5,833)**	**$ (5,479)**

(1) During the year ended December 31, 2024, the Company recorded $0.1million impairment in goodwill, due to held for sale classification as discussed above.

As of December 31, 2024, the assets and liabilities of the disposal group are classified as current in the Company's consolidated balance sheets, as it is probable that the sale will occur within one year. The following table represents the aggregated carrying amounts of classes of assets and liabilities that are classified as discontinued operations on the consolidated balance sheets for the periods presented:

(dollars in thousands)	December 31, 2024
ASSETS	
Current assets	
Cash and cash equivalents	$ 7
Accounts receivable, net of allowance for credit losses of $90	48
Inventories, net	422
Prepaid expenses and other current assets	465
Property, plant and equipment, net of accumulated depreciation of $3,690	436
Total current assets held for sale	**$ 1,378**
LIABILITIES	
Current liabilities	
Accounts payable (including related party of $305)	$ 1,170
Accrued liabilities	895
Accrued compensation and benefits	338
Customer deposits	40
Total current liabilities held for sale	**$ 2,443**

(dollars in thousands)		December 31, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$	368
Accounts receivable, net of allowance for credit losses of $89		557
Inventories, net		695
Prepaid expenses and other current assets		877
Total current assets held for sale	**$**	**2,497**
Property, plant and equipment, net of accumulated depreciation of $3,114	$	1,188
Operating lease right-of-use assets, net		1,659
Goodwill		87
Deferred income tax assets		50
Other noncurrent assets		34
Total noncurrent assets held for sale	**$**	**3,018**
LIABILITIES		
Current liabilities		
Accounts payable (including related party of $339)	$	1,472
Accrued liabilities		892
Accrued compensation and benefits		315
Customer deposits		213
Current portion of finance lease liabilities		547
Current portion of operating lease liabilities		379
Total current liabilities held for sale	**$**	**3,818**
Operating lease liabilities, net of current portion		1,280
Total noncurrent liabilities held for sale	**$**	**1,280**

The following table presents significant non-cash items and capital expenditures of discontinued operations for the periods presented:

	Year ended December 31,			
(dollars in thousands)		2024		2023
Depreciation	$	555	$	907
Impairment of goodwill		87		—
Credit loss expense (income)		1		(16)
Unrealized foreign currency losses (gains)		211		(5)
Purchase of property, plant and equipment	$	94	$	173

4.   Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

Throughout the period prior to the Closing, the Company operated as part of ETI. Consequently, stand-alone financial statements have not historically been prepared for the Company. The accompanying consolidated financial statements have been prepared from ETI's historical accounting records and are presented on a stand-alone basis as if the Company's operations had been conducted independently from ETI. The consolidated financial statements and related notes to the consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("**U.S. GAAP**") and in accordance with the rules and regulations of the Securities and Exchange Commission ("**SEC**").

The consolidated statements of operations include all revenues and costs directly attributable to XBP Europe, including costs for facilities, functions and services used by XBP Europe. Costs for certain functions and services such as accounting, finance and IT delivered by subsidiaries of ETI are directly charged to XBP Europe based on specific identification when possible or based on the actual specific people and related cost. Current and deferred income taxes have been determined based on the stand-alone results of XBP Europe. However, because the Company filed as part of ETI's tax group in certain jurisdictions, the Company's actual tax balances may differ from those reported. The Company's portion of its domestic and certain income taxes for jurisdictions outside the United States are deemed to have been settled in the period the related tax expense was recorded.

All intercompany transactions and balances within the Company have been eliminated. The consolidated financial statements of the Company include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Company. Transactions with affiliated companies owned by ETI or its subsidiaries which are not a part of the Company are reflected as related party transactions.

All of the allocations and estimates in the consolidated financial statements are based on assumptions that management of ETI believes are reasonable. However, the consolidated financial statements included herein may not be indicative of the financial position, results of operations, and cash flows of the Company in the future or if the Company had been a separate, stand-alone entity during the periods presented.

Actual costs that would have been incurred if XBP Europe had been a stand-alone Company would depend on multiple factors, including organizational structure and strategic decisions.

Certain comparative amounts for prior year have been reclassified to conform to the financial statement presentation as of and for the year ended December 31, 2024.

Use of Estimates in Preparation of the Consolidated Financial Statements

Estimates and judgments relied upon in preparing these consolidated financial statements include revenue recognition for multiple element arrangements, allowance for credited losses, inventory obsolescence costs, income taxes, depreciation, amortization, employee benefits, contingencies, goodwill, intangible assets, right of use assets and obligation, pension obligations, pension assets, and asset and liability valuations. The Company regularly assesses these estimates and records changes in estimates in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Segment Reporting

The Company consists of two segments:

1. The Bills & Payments business unit primarily focuses on optimizing how bills and payments are processed by businesses of all sizes and industries. It offers automation of AP and AR processes and through its platform, XBP, seeks to integrate buyers and suppliers across Europe. This business unit also includes the Company's digital transformation revenue, which is both project based and recurring.

2. The Technology business unit primarily focuses on sales of recurring software licenses and related maintenance, hardware solutions and related maintenance and professional services.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited with financial institutions and liquid investments with original maturity dates equal to or less than three months. All bank deposits and money market accounts are considered cash and cash equivalents.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are carried at the original invoice amount less an estimate made for credit losses. Revenue that has been earned but remains unbilled at the end of the period is recorded as a component of accounts receivable, net. The Company specifically analyzes accounts receivable mainly based on customer type and related aging schedules, historical collection experience, current and future economic and market condition to estimate the probability of default in the future when evaluating the adequacy of its allowance for expected credit losses. The Company writes off accounts receivable balances against the allowance for expected credit losses, net of any amounts recorded in deferred revenue, when it becomes probable that the receivable will not be collected.

Inventories

Inventories primarily include heavy-duty scanners and related parts, toner, paper stock, envelopes and postage supplies. Inventories are stated at the lower of cost or net realizable values and include the cost of raw materials, labor, and purchased subassemblies. Cost is determined using the weighted average method.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method (which approximates the use of the assets) over the estimated useful lives of the assets. When these assets are sold or otherwise disposed of, the asset and related depreciation is relieved, and any gain or loss is included in the consolidated statements of operations for the period of sale or disposal. Leasehold improvements are amortized over the lease term or the useful life of the asset, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Intangible Assets

Customer Relationships

Customer relationship intangible assets represent customer contracts and relationships obtained as part of acquired businesses. Customer relationship values are estimated by evaluating various factors including historical attrition rates, contractual provisions and customer growth rates, among others. The estimated average useful lives of customer relationships range from 4 to 16 years depending on facts and circumstances. These intangible assets are primarily amortized straight-line over the estimated useful life. The Company evaluates the remaining useful life of intangible assets on an annual basis to determine whether events and circumstances warrant a revision to the remaining useful life.

Developed Technology

The Company has acquired various developed technologies embedded in its technology platform. Developed technology is an integral asset to the Company in providing solutions to customers and is recorded as an intangible asset. The Company amortizes developed technology on a straight-line basis over the estimated useful life, which is typically 5 to 8.5 years.

Capitalized Software Costs

The Company capitalizes certain costs incurred to develop software products to be sold, leased or otherwise marketed after establishing technological feasibility in accordance with ASC section 985-20, *Software — Costs of Software to Be Sold,* Leased*, or Marketed*, and the Company capitalizes costs to develop or purchase internal-use software in accordance with ASC section 350-40, *Intangibles — Goodwill and Other — Internal-Use Software*. Significant estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on estimated useful lives and estimating the marketability of the commercial software products and related future revenues. The Company amortizes capitalized software costs on a straight-line basis over the estimated useful life, which is typically 5 years.

Outsourced Contract Costs

Costs of outsourcing contracts, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed on a straight-line basis over the estimated contract term, which is typically 3 to 5 years. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment activities and can be separated into two principal categories: contract commissions and set-up/fulfillment costs. Contract fulfillment costs are capitalized only if they are directly attributable to a specifically anticipated future contract; represent the enhancement of resources that will be used in satisfying a future performance obligation (the services under the anticipated contract); and are expected to be recovered.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, including finite-lived trade names, trademarks, customer relationships, developed technology, capitalized software costs, outsourced contract costs, acquired software, workforce, and property, plant and equipment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows based in part on the financial results and the expectation of future performance.

The Company did not record any impairment related to its property, plant, and equipment, customer relationships, developed technology, capitalized software cost or outsourced contract costs for the years ended December 31, 2024 and 2023.

Goodwill

Goodwill represents the excess purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. The Company' reporting units are at the operating segment level, for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

The Company conducts its annual goodwill impairment tests on October 1st of each year, or more frequently if indicators of impairment exist. When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company uses a combination of the Guideline Public Company Method of the Market Approach and the Discounted Cash Flow Method of the Income Approach to determine the reporting unit fair value. Refer to *Note 10- Intangible Assets and Goodwill* for additional discussion of goodwill. During the year ended December 31, 2024, the Company recorded $0.1 million impairment in goodwill in discontinued operation, due to held for sale classification.

Benefit Plan Accruals

The Company has defined benefit plans in the UK, Germany, Norway and France under which participants earn a retirement benefit based upon a formula set forth in the respective plans. The Company records annual amounts relating to its pension plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, and compensation increases. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so.

Leases

The Company determines if a contract is, or contains, a lease at contract inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current portion of operating lease liabilities and operating lease liabilities, net of current portion in the consolidated balance sheets. Finance leases are included in property, plant and equipment, current portion of finance lease liabilities and finance lease liabilities, net of current portion in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. In addition, ROU assets include initial direct costs incurred by the lessee as well as any lease payments made at or before the commencement date and exclude lease incentives. As most of the Company' leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The implicit rate in the lease is used when readily determinable. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of one year or less are not recorded on the consolidated balance sheets.

Finance lease ROU assets are amortized over the lease term or the useful life of the asset, whichever is shorter. The amortization of finance lease ROU assets is recorded in depreciation expense in the consolidated statements of operations. For operating leases, expense is recognized for lease payments on a straight-line basis over the lease term.

Stock-Based Compensation

The Company accounts for all equity-classified awards under stock-based compensation plans at their "fair value." This fair value is measured at the fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the vesting period. The fair value of the awards on the grant date is determined using the stock price on the respective grant date in the case of restricted stock units and using an option pricing model in the case of stock options. The Company accounts for forfeitures as they occur. The expense resulting from share-based payments is recorded in selling, general and administrative expense in the consolidated statements of operations.

Warrants

The Company accounts for the warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("FASB") ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480") and ASC 815, *Derivatives and Hedging* ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to Company's own shares of common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance.

The Company determined upon further review of the warrant agreements, that while Public Warrants meet the definition of a derivative, they meet the equity scope exception in ASC 815 to be classified in stockholders' deficit and are not subject to remeasurement provided that the warrants continue to meet the criteria for equity classification.

Similarly, Private Warrants meet the definition of a derivative, however they don't meet the equity scope exception in ASC 815 and are subject to remeasurement. Private Warrant liability shall be measured at fair value on transaction closing date, with changes in fair value each period recognized in the consolidated statements of operations.

Held for Sale

The Company classifies assets as held-for-sale ("disposal group") in the period when all of the relevant criteria to be classified as held for sale are met. These criteria include management's commitment to sell the disposal group in its present condition and the sale being deemed probable of being completed within one year. Assets held for sale are reported at the lower of their carrying value or fair value less cost to sell. The fair values of disposal groups are estimated using accepted valuation techniques, including indicative listing prices. The Company considers historical experience, guidance received from third parties, and all information available at the time the estimates are made to derive fair value. Any loss resulting from the measurement is recognized in the period when the held for sale criteria are met. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the initial carrying value of the disposal group. Assets held-for-sale are not amortized or depreciated.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. Revenue is measured as the amount of consideration that is expected to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All of the Company's material sources of revenue are derived from contracts with customers, primarily relating to the provision of business and transaction processing services and sales of recurring software licenses and professional services within each of the Company's segments. The Company does not have any significant extended payment terms, as payment for invoices issued is received shortly after goods are delivered or services are provided.

Nature of Services

The primary performance obligations are to stand ready to provide various forms of business processing services, consisting of a series of distinct services that are substantially the same and have the same pattern of transfer over time, and accordingly are combined into a single performance obligation. The Company's promise to its customers is typically to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the customers' use (i.e., number of transactions processed, requests fulfilled, etc.); as such, the total transaction price is variable. The variable fees are allocated to the single performance obligation charged to the distinct service period in which the Company performs the service.

Revenue from the sale of software licenses is recognized as a single performance obligation at the point in time that the software license is delivered to the customer. Perpetual licenses are granted or a noncancelable license is granted for a nonrefundable fee, which are recognized at a point in time. No significant obligations or contingencies exist with regard to delivery, customer acceptance or rights of return at the time revenue is recognized.

Professional services revenue consists of implementation services for new customers, or implementations of new products for existing customers. Professional services are typically sold on a time-and-materials basis and recognized monthly based on actual hours incurred.

Revenue from the sale of hardware solutions is recognized on a point in time basis and related maintenance are recognized ratably over the contractual term.

Disaggregation of Revenues

The following tables disaggregate revenue from contracts by geographic region for the years ended December 31, 2024 and 2023:

	Year ended December 31,	
(dollars in thousands)	2024	2023
France	$ 50,472	$ 57,746
Germany	38,000	34,578
United Kingdom	32,136	35,579
Sweden	12,996	17,575
Other	8,804	9,465
Total Revenue, net	$ 142,408	$ 154,943

Contract Balances

The following table presents contract assets, contract liabilities and contract costs recognized at December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Accounts receivable, net	$ 19,810	$ 30,238	$ 34,476
Deferred revenues	6,870	6,004	5,660
Customer deposits	277	323	697
Costs to obtain and fulfill a contract	$ —	$ 350	$ 44

Accounts receivable, net includes $6.5 million and $10.8 million as of December 31, 2024 and 2023, respectively, representing amounts not billed to customers. Unbilled receivables are accrued and represent work performed in accordance with the terms of contracts with customers.

Deferred revenues relate to payments received in advance of performance under a contract. A significant portion of this balance relates to maintenance contracts or other service contracts where the Company received payments for upfront conversions or implementation activities which do not transfer a service to the customer but rather are used in fulfilling the related performance obligations that transfer over time. The advance consideration received from customers is deferred over the contract term. The Company recognized revenue of $5.2 million during the year ended December 31, 2024 that had been deferred as of December 31, 2023. The Company recognized revenue of $6.3 million during the year ended December 31, 2023 that had been deferred as of January 1, 2023.

Costs incurred to obtain and fulfill contracts are deferred and presented as part of intangible assets, net and expensed on a straight-line basis over the estimated benefit period. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or fulfillment and can be separated into two principal categories: contract commissions and fulfillment costs. Applying the practical expedient in *ASC 340-40-25-4,* the incremental costs of obtaining contracts are recognized as an expense when incurred if the amortization period would have been one year or less. These costs are included in selling, general and administrative expenses. The effect of applying this practical expedient was not material.

Customer deposits consist primarily of amounts received from customers in advance for postage. These advanced postage deposits are used to cover the costs associated with postage, with the corresponding postage revenue being recognized as services are performed.

Performance Obligations

At the inception of each contract, the Company assesses the goods and services promised in the Company's contracts and identifies each distinct performance obligation. The majority of the Company's contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts. For the majority of the Company's business and transaction processing service contracts, revenues recognized as services are provided based on an appropriate input or output method, typically based on the related labor or transactional volumes.

Certain of the Company's contracts have multiple performance obligations, including contracts that combine software implementation services with post-implementation customer support. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company estimates the expected costs of satisfying a performance obligation and adds an appropriate margin for that distinct good or service. The adjusted market approach is also used whereby the Company estimates the price that customers in the market would be willing to pay. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract. Certain of the Company's software implementation performance obligations are satisfied at a point in time, typically when customer acceptance is obtained.

When evaluating the transaction price, the Company analyzes, on a contract-by-contract basis, all applicable variable considerations. The nature of the Company's contracts gives rise to variable consideration, including volume discounts, contract penalties, and other similar items that generally decrease the transaction price. These amounts are estimated based on the expected amount to be provided to customers and reduce revenues recognized. The Company does not anticipate significant changes to the Company's estimates of variable consideration.

Reimbursements from customers, such as postage costs, are included in revenue, while the related costs are included in cost of revenue.

Transaction Price Allocated to the Remaining Performance Obligations

In accordance with optional exemptions available under ASC 606, the Company did not disclose the value of unsatisfied performance obligations for (a) contracts with an original expected length of one year or less, and (b) contracts for which variable consideration relates entirely to an unsatisfied performance obligation, which comprise the majority of the Company's contracts. The Company has certain non-cancellable contracts where a fixed monthly fee is received in exchange for a series of distinct services that are substantially the same and have the same pattern of transfer over time, with the corresponding remaining performance obligations as of December 31, 2024 in each of the future periods below:

(dollars in thousands)		
2025	$	6,668
2026		115
2027		87
Total	$	6,870

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2024 and 2023 were $0.2 million and $0.1 million, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses for the years ended December 31, 2024 and 2023 were $0.6 million and $0.9 million, respectively.

Restructuring Charges

Costs and liabilities associated with management-approved restructuring activities are recognized when they are incurred. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations and related liabilities are recorded within accrued compensation and benefits on the consolidated balance sheets. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.

The liability for the restructuring charge associated with an exit or disposal activity is measured initially at its fair value. Restructuring charges for the years ended December 31, 2024 and 2023 were $1.1 million and $4.3 million, respectively.

Income Taxes

The Company accounts for income taxes by using the asset and liability method. The Company accounts for income taxes regarding uncertain tax positions and recognized interest and penalties related to uncertain tax positions in income tax expense in the consolidated statements of operations.

Deferred income taxes are recognized on the tax consequences of temporary differences by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as determined under tax laws and rates. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The Company did not consider future book income as a source of taxable income when assessing if a portion of the deferred tax assets are more likely than not to be realized. However, scheduling the reversal of existing deferred tax liabilities indicated that a portion of the deferred tax assets are likely to be realized. Therefore, partial valuation allowances were established against a portion of the Company' deferred tax assets. In the event the Company determines that it would be able to realize deferred tax assets that have valuation allowances established, an adjustment to the net deferred tax assets would be recognized as a component of income tax expense through continuing operations.

The Company engages in transactions (i.e. acquisitions) in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Therefore, judgment is required by the Company in assessing and estimating the tax consequences of these transactions. While the Company's tax returns are prepared and based on the Company' interpretation of tax laws and regulations, in the normal course of business the tax returns are subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of the Company's income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained. Refer to *Note 13 — Income Taxes* for further information.

Loss Contingencies

The Company reviews the status of each significant matter, if any, and assesses its potential financial exposure considering all available information including, but not limited to, the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular matter. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to loss contingencies, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to its pending claims and litigation and may revise its estimates. These revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Company. The Company's liabilities exclude any estimates for legal costs not yet incurred associated with handling these matters.

Foreign Currency Translation

The Company has determined all international subsidiaries' functional currency is the local currency. These assets and liabilities are translated at exchange rates in effect at the balance sheet date while income and expense amounts are translated at average exchange rates during the period. The resulting foreign currency translation adjustments are disclosed as a separate component of other comprehensive loss.

Included as foreign exchange losses, net in the consolidated statements of operations are net exchange losses of $2.5 million and $0.6 million for the years ended December 31, 2024 and 2023, respectively.

Net Loss per Share

Earnings per share ("**EPS**") is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, using the more dilutive of the two-class method and if-converted method in the period of earnings. The two-class method is an earnings allocation method that determines earnings per share (when there are earnings) for common stock and participating securities. The if-converted method assumes all convertible securities are converted into common stock. Diluted EPS excludes all dilutive potential shares of common stock if their effect is anti-dilutive.

As the Company experienced net losses for the periods presented, the Company did not include the effect of 6,634,980 shares of Common Stock issuable upon exercise of 6,634,980 warrants sold in the IPO and Private Placement and issued in connection with completion of the Business Combination, or the effect of the aggregate number of shares issuable pursuant to outstanding restricted stock units and options (3,420,329 as of December 31, 2024) in the calculation of diluted loss per share for the years ended December 31, 2024 and 2023, because their effects were anti-dilutive.

The components of basic and diluted EPS are as follows:

	Year Ended December 31,	
(dollars in thousands, except share and per share amounts)	**2024**	**2023**
Net loss from continuing operations attributable to common stockholders (A)	$ (6,533)	$ (5,568)
Net loss from discontinued operations attributable to common stockholders (B)	(5,833)	(5,479)
Net loss attributable to common stockholders (C)	$ (12,366)	$ (11,047)
Weighted average common shares outstanding – basic and diluted (D)	30,166,102	22,535,920
Loss Per Share:		
Basic and diluted - continuing operations (A/D)	$ (0.22)	$ (0.25)
Basic and diluted - discontinued operations (B/D)	(0.19)	(0.24)
Basic and diluted (C/D)	$ (0.41)	$ (0.49)

Fair Value Measurements

The Company records the fair value of assets and liabilities in accordance with ASC 820, *Fair Value Measurement* ("**ASC 820**"). ASC 820 defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 — unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability at fair value.

Refer to *Note 14 — Employee Benefit Plans* and *Note 16 — Fair Value Measurement* for further discussion.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company maintains its cash and cash equivalents and certain other financial instruments with highly rated financial institutions and limits the amount of credit exposure with any one financial institution. From time to time, the Company assesses the credit worthiness of its customers. Credit risk on trade receivables is minimized because of the large number of entities comprising the Company's client base and their dispersion across many industries and geographic areas. The Company generally has not experienced any material losses related to receivables from any individual customer or groups of customers. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable, net. The Company does not have any significant customers that account for 10% or more of the total combined revenues.

Recently Adopted Accounting Pronouncements

Effective January 1, 2024, the Company adopted Accounting Standards Update ("**ASU**") No. 2023-01, *Leases (Topic 842): Common Control Arrangements*. The FASB-issued guidance clarifies the accounting for leasehold improvements associated with common control leases by requiring that leasehold improvements associated with common control leases be amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset through a lease. Additionally, leasehold improvements associated with common control leases should be accounted for as a transfer between entities under common control through an adjustment to equity, if, and when, the lessee no longer controls the use of the underlying asset. The adoption had no impact on the Company's consolidated results of operations, cash flows, financial position or disclosures.

Effective January 1, 2024, the Company adopted ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires retrospective disclosure of significant segment expenses and other segment items on an annual and interim basis. Additionally, it requires disclosure of the title and position of the Chief Operating Decision Maker ("**CODM**"). The Company has provided the required disclosure after adopting this standard. Refer to *Note 22 — Segment Information* for further discussion.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-04, *Debt-Debt with Conversions and Other Option (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*, which amends ASC 470-20 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion. This ASU is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASC 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. This new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently assessing the impact this ASU will have on the consolidated financial statements and footnote disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires an annual tabular effective tax rate reconciliation disclosure including information for specified categories and jurisdiction levels, as well as, disclosure of income taxes paid, net of refunds received, disaggregated by federal, state/local, and significant foreign jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements.

5.   Inventories

Inventories, net consist of the following:

	December 31,	
(dollars in thousands)	2024	2023
Finished goods	$ 5,585	$ 5,892
Allowance for obsolescence	(1,762)	(1,847)
Total inventories, net	$ 3,823	$ 4,045

Finished goods inventory includes $1.8 million and $1.8 million of allowance for obsolescence as of December 31, 2024 and 2023, respectively. The Company's allowance for obsolescence is based on a policy developed by historical experience and management judgment.

6.   Accounts Receivable

Accounts receivable, net consist of the following:

	December 31,	
(dollars in thousands)	2024	2023
Billed receivables	$ 14,554	$ 20,584
Unbilled receivables	6,454	10,837
Less: Allowance for credit losses	(1,198)	(1,183)
Total accounts receivable, net	$ 19,810	$ 30,238

Unbilled receivables represent balances recognized as revenue that have not been billed to the customer. The Company allowance for doubtful accounts is based on a policy developed by historical experience and management judgment. Adjustments to the allowance for credit losses may occur based on market conditions or specific client circumstances.

The following table describes the changes in the allowance for expected credit losses for the years ended December 31, 2024 and 2023 (all related to accounts receivables):

	December 31,	
(dollars in thousands)	2024	2023
Balance at January 1, of the allowance for expected credit losses	$ 1,183	$ 824
Change in the provision for expected credit losses for the period	15	359
Balance at December 31, of the allowance for expected credit losses	$ 1,198	$ 1,183

7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	
(dollars in thousands)	2024	2023
Prepaid postage	$ 86	$ 1,924
Government receivables	1,263	1,600
Prepaid maintenance	432	525
Deposits	392	492
Prepaid insurance	142	150
Other prepaids	1,913	1,859
Total prepaid expenses and other current assets	$ 4,228	$ 6,550

8. Leases

The Company leases numerous facilities in Europe. The Company facilities house general offices, sales offices, service locations, and production facilities. Substantially all of the Company's operations facilities are leased under long-term leases with varying expiration dates, except for the 2 owned locations. The Company regularly obtains various machinery, equipment, vehicles and furniture on leases. The machinery and equipment leases mainly include leasing of computers, servers, other IT equipment, mailing system, production equipment, generators, office equipment, printers, copiers and miscellaneous warehouse equipment.

The Company's ROU assets and lease liabilities as of December 31, 2024 and 2023 recorded on the consolidated balance sheets are as follows:

	December 31,	
Consolidated balance sheets location (dollars in thousands)	2024	2023
Operating Lease		
Operating lease right-of-use assets, net	$ 4,805	$ 5,206
Current portion of operating lease liabilities	1,734	1,562
Operating lease liabilities, net of current position	3,271	3,785
Finance Lease		
Finance lease right-of-use assets, net (included in Property, plant and equipment, net)	4	55
Current portion of finance lease liabilities	12	91
Finance lease liabilities, net of current portion	—	23

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,	
	2024	**2023**
Weighted-average remaining lease term		
Operating Leases	1.79	2.58
Finance leases	0.36	0.17
Weighted-average discount rate		
Operating Leases	13.1 %	9.5 %
Finance leases	9.6 %	2.1 %

The interest on financing lease liabilities was less than $0.1 million for each of the years ended December 31, 2024 and 2023, respectively. The amortization expense on finance lease ROU assets was $0.1 million and $0.1 million for the years ended December 31, 2024 and 2023, respectively.

Maturities of finance and operating lease liabilities based on lease term for the next five years are as follows:

(dollars in thousands)	Finance Leases	Operating Leases
2025	$ 12	$ 2,210
2026	—	1,701
2027	—	1,449
2028	—	377
2029	—	206
2030 and thereafter	—	146
Total lease payments	12	6,089
Less: Imputed interest	—	(1,084)
Present value of lease liabilities	$ 12	$ 5,005

Total rental expense for all operating leases was $4.7 million and $5.4 million for the years ended December 31, 2024 and 2023, respectively.

The following table summarizes the cash paid and related right-of-use operating finance or operating lease recognized for the years ended December 31, 2024 and 2023.

(dollars in thousands)	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 3,001	$ 2,707
Financing cash flows from finance leases	99	251
Right-of-use lease assets obtained in the exchange for lease liabilities:		
Operating leases	$ 2,919	$ 4,786
Finance leases	—	—

9.   Property, Plant and Equipment, Net

Property, plant, and equipment, which include assets recorded under finance leases, are stated at cost less accumulated depreciation, and amortization, and consist of the following:

(dollars in thousands)	Expected Useful Lives (in Years)	December 31, 2024	December 31, 2023
Buildings and improvements	7 – 40	$ 8,770	$ 9,115
Leasehold improvements	Shorter of life of improvement or lease term	712	686
Machinery and equipment	5 – 15	6,935	7,033
Computer equipment and software	3 – 8	25,663	26,324
Furniture and Fixtures	5 – 15	7,855	7,765

		1,662	1,764
Finance lease right-of use assets	Shorter of life of the asset or lease term		
		51,597	52,687
Less: Accumulated depreciation and amortization		(40,325)	(39,876)
Total property, plant and equipment, net		$ 11,272	$ 12,811

Depreciation expense related to property, plant and equipment was $2.4 million and $2.6 million for the years ended December 31, 2024 and 2023, respectively.

10.   Intangible Assets and Goodwill

Intangible Assets

Intangible assets are stated at cost or acquisition-date fair value less accumulated amortization and consists of the following:

(dollars in thousands)	Weighted Average Remaining Useful Life (in Years)	December 31, 2024		
		Gross Carrying Amount (a)	Accumulated Amortization	Intangible Asset, net
Customer relationships	2.0	$ 2,960	$ (2,241)	$ 719
Internally developed software	4.5	432	(30)	402
Outsource contract costs	—	719	(719)	—
Total intangibles, net		$ 4,111	$ (2,990)	$ 1,121

(dollars in thousands)	Weighted Average Remaining Useful Life (in Years)	December 31, 2023		
		Gross Carrying Amount (a)	Accumulated Amortization	Intangible Asset, net
Customer relationships	3.0	$ 3,145	$ (1,997)	$ 1,148
Outsource contract costs	1.0	768	(418)	350
Total intangibles, net		$ 3,913	$ (2,415)	$ 1,498

(a)   Amounts include intangibles acquired in business combinations and asset acquisitions

Aggregate amortization expense related to intangibles was $0.8 million and $0.4 million for the years ended December 31, 2024 and 2023, respectively.

Estimated intangibles amortization expense for the three years consists of the following:

(dollars in thousands)	Estimated Amortization Expenses
2025	$ 451
2026	447
2027	89
2028	89
2029 and thereafter	45
Total	$ 1,121

Goodwill

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approach the markets and interacts with customers. The Company is organized into two segments: Bills and Payments and Technology (See *Note 22 – Segment Information*).

Goodwill by reporting segment consists of the following:

(dollars in thousands)	Balances at January 1, 2024		Additions		Disposals		Impairments		Currency Translation Adjustments		Balances at December 31, 2024
Bills and Payments	$	9,971	$	—	$	—	$	—	$	(472)	$	9,499
Technology		12,852		—		—		—		(685)		12,167
Total	**$**	**22,823**	**$**	**—**	**$**	**—**	**$**	**—**	**$**	**(1,157)**	**$**	**21,666**

(dollars in thousands)	Balances at January 1, 2023		Additions		Disposals		Impairments		Currency Translation Adjustments		Balances at December 31, 2023
Bills and Payments	$	9,602	$	—	$	—	$	—	$	369	$	9,971
Technology		12,373		—		—		—		479		12,852
Total	**$**	**21,975**	**$**	**—**	**$**	**—**	**$**	**—**	**$**	**848**	**$**	**22,823**

The Company tests for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. The Company monitors changing business conditions as well as industry and economic factors, among others, for events which could trigger the need for an interim impairment analysis.

In connection with the completion of the annual impairment tests as of October 1, 2024 and 2023, the Company recorded no impairment charge to goodwill.

11. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
(dollars in thousands)	2024	2023
Accrued taxes (exclusive of income taxes)	$ 8,153	$ 5,892
Accrued employee related expenses	1,314	3,697
Accrued legal reserve for pending litigation	1,722	3,097
Accrued professional and legal fees	1,367	4,171
Accrued postage and shipping	497	2,635
Accrued facility related expenses	976	797
Other accruals	3,964	3,561
Total accrued liabilities	$ 17,993	$ 23,850

12. Debt

Secured Borrowing Facility

On August 25, 2020, certain entities entered into an agreement wherein amounts due from clients were pledged to a third party, in exchange for a borrowing facility in amounts up to a total of €31.0 million (the "**Secured Borrowing Facility**"). The proceeds from the Secured Borrowing Facility were determined by the amounts invoiced to the Company's clients. The amounts due from clients were recorded in accounts receivable and the amount due to the third party as a liability, presented under current portion of long-term debt on the consolidated balance sheets. The cost of the Secured Borrowing Facility was 0.10% of newly assigned receivables with minimum of €0.1 million in annual fees and the Secured Borrowing Facility bore interest at Euribor rate plus 0.70% on the unpaid principal amount. During the years ended December 31, 2024 and 2023, the Company incurred interest expense of $0 and $0.6 million, respectively, related to the Secured Borrowing Facility. As of December 31, 2024 and 2023, the outstanding balances payable under the Secured Borrowing Facility were $0 and $0.1 million, respectively.

On September 15, 2023, the relevant entities entered into an amendment to the Secured Borrowing Facility (the "**Amended Factoring Agreement**"), as amended from time to time to convert the existing arrangement into a non-recourse factoring program wherein an unrelated third party (the "**Factor**") shall provide financing to certain subsidiaries of the Company by purchase of certain approved and partially approved accounts receivables (as defined in the Amended Factoring Agreement) up to a maximum amount of €15.0 million while assuming the risk of non-payment on the purchased accounts receivables up to the level of approval. The relevant entities shall have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities and, once sold, the accounts receivable shall no longer be available to satisfy creditors of the relevant entities.

The Company accounted for the transactions under the Amended Factoring Agreement as a sale under ASC 860, *Transfers and Servicing*, and treats it as an off-balance sheet arrangement. Net funds received from the transfers reflect the face value of the account less a fee, which is recorded as an increase to cash and a reduction to accounts receivable outstanding in the consolidated balance sheets. The Company reports the cash flows attributable to the sale of account receivables to the Factor and the cash receipts from collections made on behalf of and paid to the Factor under the Amended Factoring Agreement, on a net basis as trade accounts receivables in cash flows from operating activities in the Company's consolidated statements of cash flows.

As of December 31, 2024, the Company's outstanding factored accounts receivable amounted to $16.6 million pursuant to the Amended Factoring Agreement, representing the face value of the invoices. The Company recognizes factoring costs upon disbursement of funds. The Company incurred a loss on sale of accounts receivables including expenses pursuant to the Amended Factoring Agreement totaling approximately $0.8 million and $0.3 million for the year ended December 31, 2024 and 2023 respectively, which is presented in interest expense, net on the consolidated statements of operations.

2019 Credit Agreement

In October 2019, a wholly-owned UK subsidiary of XBP Europe (the "**UK Subsidiary**") entered into a secured credit agreement (the "**2019 Credit Agreement**") with HSBC UK Bank plc ("**HSBC**") for a £9.0 million Secured Credit Facility (the "**Secured Credit Facility**") consisting of (i) a secured Term Loan A facility in an aggregate principal amount of £2.0 million (the "**Term Loan A Facility**"), (ii) a secured Term Loan B facility in an aggregate principal amount of £2.0 million (the "**Term Loan B Facility**"), and (iii) a secured revolving credit facility in an aggregate principal amount of £5.0 million (the "**Revolving Credit Facility**"). On December 21, 2022, the UK Subsidiary amended its 2019 Credit Agreement, allowing the UK Subsidiary to affirm to extend the maturity of Term Loan A Facility and Term Loan B Facility to October 31, 2024 subject to compliance with financial covenants. On February 9, 2023, the UK Subsidiary amended its 2019 Credit Agreement, allowing the UK Subsidiary to extend the maturity of the Revolving Credit Facility to October 31, 2024 subject to compliance with financial covenants. The maturity of the Revolving Credit Facility has since been extended on various dates. On May 10, 2024, the maturity was further extended to August 31, 2025. During the year ended December 31, 2024, the Company has repaid outstanding amount of $1.9 million, $0.4 million, and $6.4 million under the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility, respectively and accordingly wrote off the unamortized balance of less than $0.1 million of debt issuance cost related to the 2019 Credit Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2019 Credit Agreement. As of December 31, 2023, the outstanding balance of the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility was approximately $1.9 million, $0.4 million, and $6.4 million, respectively.

The 2019 Credit Agreement contained financial covenants including, but not limited to (a) a Combined Cashflow Coverage Ratio, which measured the ratio of (i) Combined Cashflow and (ii) Debt Service defined as finance charges in addition to mandatory repayments in respect to the 2019 Credit Agreement, (b) Combined Interest Coverage Ratio, which measured the ratio of (i) Combined EBITDA to (ii) Combined Finance Charges, (c) a Combined Total Net Leverage Ratio, which measured the ratio of (i) Combined Net Indebtedness in respect to the last day of the most recent period to (ii) EBITDA, (d) Guaranteed Intragroup Balances, (e) the Loan to Market Value defined as the Facility A Loan outstanding to the market value of the property in each case, as defined in the 2019 Credit Agreement. The term "Combined" refers to the UK Subsidiary and its wholly-owned subsidiaries.

The 2019 Credit Agreement and indenture governing the Secured Credit Facility contained limitations on the ability of the UK subsidiary to effect mergers and change of control events as well as certain other limitations, including limitations on: (i) the declaration and payment of dividends or other restricted payments (ii) substantial changes of the general nature of the business, (iii) acquisition of a company, (iv) enter a joint venture, (v) or effect a dormant subsidiary to commence trading or cease to satisfy the criteria of a dormant subsidiary.

The UK Subsidiary's obligations under the 2019 Credit Agreement were jointly and severally guaranteed by certain of its existing and future direct and indirectly wholly owned subsidiaries. The 2019 Credit Agreement and the 2022 Committed Facility Agreement (defined below) contained cross default provisions which relate to the UK Subsidiary and its subsidiaries, but not any other entities within the consolidated group.

At inception, borrowings under the Secured Credit Facility bore interest at a rate per annum equal to the LIBOR plus the applicable margin of 2%, 2.5%, and 3% per annum for the Term Loan A Facility, the Term Loan B Facility, and the Revolving Credit Facility respectively. Effective October 29, 2021, borrowings under the Revolving Credit Facility bore interest at a rate per annum equal to the Sterling Overnight Index Average ("**SONIA**") plus the applicable margin of 3%. Effective December 31, 2021, borrowings under the Term Loan A Facility and the Term Loan B Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 2% and 2.5%, respectively.

In June 2020, the UK Subsidiary entered into an amendment to the 2019 Credit Agreement, to provide an additional aggregate principal amount of £4.0 million under a credit agreement (the "**Revolving Working Capital Loan Facility**" or "**2020 Credit Agreement**") together with Revolving Credit Facility (the "**Revolving Credit Facilities**"). At the inception of the Revolving Working Capital Loan Facility, the borrowing bore an interest rate per annum equal to the LIBOR plus the applicable margin of 3.5% per annum. Effective December 31, 2022, borrowings under the Revolving Working Capital Loan Facility bore interest at a rate per annum equal to the SONIA plus the applicable margin of 3.5%.

The maturity of the Revolving Working Capital Loan Facility has since been extended on various dates subject to compliance with financial covenants. On May 10, 2024 the maturity was further extended to August 31, 2025. During the year ended December 31, 2024, the Company has repaid outstanding amount of $5.1 million under the 2020 Credit Agreement and accordingly wrote off the unamortized balance of less than $0.1 million of debt issuance cost related to the 2020 Credit Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2020 Credit Agreement. As of December 31, 2023, the Revolving Working Capital Loan Facility had an outstanding principal balance of $5.1 million.

As of December 31, 2023, the UK Subsidiary was in compliance with all affirmative and negative covenants under the 2019 Credit Agreement, including any financial covenants, pertaining to its financing arrangements.

2022 Committed Facility Agreement

In May 2022, the UK Subsidiary entered into a committed facility agreement (the "**2022 Committed Facility Agreement**") with HSBC, which includes a term loan for £1.4 million to be used in refinancing a property owned by XBP Europe in Dublin, Ireland (the "**Property**"). At inception of the 2022 Committed Facility Agreement, the borrowing bore an interest rate equal to 3.5% per annum in addition to the Bank of England Base Rate. The maturity of the 2022 Committed Facility Agreement is May 2027. During the year ended December 31, 2024, the Company has repaid outstanding amount of $1.5 million under the 2022 Committed Facility Agreement. As of December 31, 2024, the Company had fully repaid the outstanding balance under the 2022 Committed Facility Agreement. As of December 31, 2023, the 2022 Committed Facility Agreement had an outstanding balance of $1.5 million.

The 2022 Committed Facility Agreement contained financial covenants including, but not limited to (a) a Combined Debt Service Coverage Ratio, which measured the cashflow less dividends, net capital expenditure, and taxation relative to the debt service for that relevant period, (b) interest cover, which measured EBITDA relative to the aggregate of (i) interest charges and (ii) interest element of finance leases in any relevant period, (c) Total Net Debt to EBITDA, which measured the total net debt relative to EBITDA for any relevant period, and (d) loan to market value, which measured the loan as a percentage of the aggregate market value of the Property. The term "Combined" refers to the UK subsidiary and its wholly-owned subsidiaries.

As of December 31, 2023, the UK Subsidiary was in compliance with all affirmative and negative covenants under the 2022 Committed Facility Agreement, including any financial covenants pertaining to its financing arrangements.

2024 Facilities Agreement

In June 2024, XBP Europe, Inc., a wholly-owned subsidiary of the Company, together with certain other subsidiaries (the "**XBP Group**"), entered into a Facilities Agreement (the "**2024 Facilities Agreement**") with HSBC for a £15.0 million and €10.5 million Secured Credit Facility consisting of (i) a single draw, secured Term Loan A facility in an aggregate principal amount of £3.0 million (the "**2024 Term Loan A Facility**"), (ii) a single draw, secured Term Loan B facility in an aggregate principal amount of €10.5 million (the "**2024 Term Loan B Facility**", collectively with the 2024 Term Loan A Facility, the "**2024 Term Loan Facilities**") and (iii) a multi-draw, multi-currency secured revolving credit facility in an aggregate principal amount of £12.0 million (the "**2024 Revolving Credit Facility**"), and, together with the 2024 Term Loan Facilities, (the "**2024 Senior Credit Facilities**"). The 2024 Term Loan Facilities mature on June 26, 2028 and the 2024 Revolving Credit Facility matures on June 26, 2027, with certain extension rights at the discretion of HSBC. An additional £14.0 million of credit under the 2024 Revolving Credit Facility may be made available at HSBC's discretion for specific purposes as per the 2024 Facilities Agreement.

The Company used the 2024 Term Loan Facilities to repay in full all outstanding indebtedness under the 2019 Credit Agreement, 2020 Credit Agreement and 2022 Committed Facility Agreement. The Company incurred $1.5 million in debt issuance costs related to the 2024 Facilities Agreement.

The 2024 Facilities Agreement contains financial covenants including, but not limited to, (i) requiring the maintenance of a consolidated total leverage ratio of not greater than 2.50 to 1.00 (with step-downs to (a) 2.25 to 1.00 starting January 1, 2025 and (b) 2.00 to 1.00 starting January 1, 2026); (ii) a cash flow coverage ratio of at least 1.10:1.00; and (iii) a consolidated interest coverage ratio of not less than 4.00 to 1.00.

The 2024 Facilities Agreement and indenture governing the 2024 Secured Credit Facilities contains certain affirmative and negative covenants limiting on the ability of the XBP Group to effect mergers and change of control events as well as certain other limitations, including limitations on (i) incurrence of additional indebtedness or liens, (ii) dispositions of assets, (iii) substantial changes of the general nature of the business, (iv) entering into restrictive agreements, (v) making certain investments, loans, advances, guarantees and acquisitions, (vi) prepaying certain indebtedness, (vii) the declaration and payment of dividends or other restricted payments, (viii) engaging in transactions with affiliates, or (ix) amending certain material documents.

Except as otherwise provided by applicable law, all obligations under the 2024 Facilities Agreement are jointly and severally unconditionally guaranteed by each member of the XBP Group.

Borrowings under the 2024 Term Loan A Facility, the 2024 Term Loan B Facility and 2024 Revolving Credit Facility bear interest at a rate per annum equal to the SONIA plus the applicable margin of 3.25%, Euro Interbank Offered Rate ("**EURIBOR**") plus the applicable margin of 3.25% and Reference Rate plus the applicable margin of 3.25%, respectively. "Reference Rate" for any period means (i) Secured Overnight Financing Rate ("**SOFR**") for funds extended in U.S. Dollars; (ii) the EURIBOR, for funds extended in Euros; (iii) the SONIA, for funds extended in Pounds Sterling; and the Stockholm Interbank Offered Rate ("**STIBOR**") for funds extended in Swedish Krona.

During the year ended December 31, 2024, the Company has drawn $3.9 million under 2024 Term Loan A Facility and $11.4 million under 2024 Term Loan B Facility, and repaid $8.7 million outstanding indebtedness under the 2019 Credit Agreement, $5.1 million outstanding indebtedness under the 2020 Credit Agreement and $1.5 million outstanding indebtedness under the 2022 Committed Facility Agreement. Accordingly, the Company wrote off the unamortized balance of less than $0.1 million of debt issuance costs related to the 2019 Credit Agreement and 2020 Credit Agreement.

During the year ended December 31, 2024, the Company repaid $0.4 million and $1.1 million of outstanding principal amount under the 2024 Term Loan A Facility and 2024 Term Loan B Facility, respectively. As of December

31, 2024, the outstanding balance of the 2024 Term Loan A Facility and the 2024 Term Loan B Facility was $3.4 million and $9.8 million, respectively. The principal amount drawn under the 2024 Term Loan A Facility shall be repaid in fifteen (15) equal quarterly installments of £150 thousands with the remaining outstanding principal amount of £750 thousands payable at maturity along with accrued and unpaid interest. The principal amount drawn under the 2024 Term Loan B Facility shall be repaid in fifteen (15) equal quarterly installments of €525 thousands with the remaining outstanding principal amount of €2.625 million payable at maturity along with accrued and unpaid interest.

As of December 31, 2024, the Company has drawn £12.0 million under 2024 Revolving Credit Facility in Euros currency. As of December 31, 2024, the outstanding balance under the 2024 Revolving Credit Facility was $14.7 million.

The Company may, at any time, prepay the principal of the 2024 Senior Credit Facilities. Each prepayment shall be accompanied by the payment of accrued interest, without any premium or penalty. However, the Company is limited to a maximum of four voluntary prepayments of the 2024 Revolving Credit Facility within any consecutive twelve-month period.

As of December 31, 2024, the XBP Group was in compliance with all affirmative and negative covenants under the 2024 Facilities Agreement, including any financial covenants, pertaining to its financing arrangements.

Debt Outstanding

As of December 31, 2024, and 2023, the following debt instruments were outstanding:

(dollars in thousands)	December 31, 2024	December 31, 2023
2024 Term Loan A Facility[1]	$ 3,198	$ —
2024 Term Loan B Facility[2]	9,276	—
Term loan	—	3,785
2024 Revolving Credit Facility[3]	14,218	—
Revolvers[4]	2,233	12,767
Secured borrowings under Securitization Facility	—	74
Total debt	28,924	16,626
Less: Current portion of long-term debt	4,958	3,863
Long-term debt, net of current maturities	$ 23,966	$ 12,763

(1) Net of unamortized debt issuance costs of $0.2 million as of December 31, 2024.
(2) Net of unamortized debt issuance costs of $0.5 million as of December 31, 2024.
(3) Net of unamortized debt issuance costs of $0.5 million as of December 31, 2024.
(4) Includes $2.2 million and $1.3 million of outstanding balance under working capital loan as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, maturities of long-term debt are as follows:

(dollars in thousands)	Maturity
2025	$ 5,166
2026	2,933
2027	17,671
2028	4,400
2029 and thereafter	—
Total debt	30,170
Less: Unamortized discount and debt issuance costs	1,246
Total maturities of long-term debt	$ 28,924

13. Income Taxes

The income tax provision consists of the following:

(In thousands)	Years ended December 31, 2024	2023
Current income taxes		
Federal	$ —	$ —
State	—	—
Foreign	2,664	1,028
Total Current	$ 2,664	$ 1,028
Deferred income taxes		
Federal	$ —	$ —
State	—	—
Foreign	247	(422)
Total Deferred	$ 247	$ (422)
Total income tax provision	$ 2,911	$ 606

The following represents the domestic and foreign components of loss before income tax provision:

(In thousands)	Years ended December 31, 2024	2023
U.S.	$ (5,326)	$ (3,199)
Foreign	1,704	(1,763)
Total	$ (3,622)	$ (4,962)

At December 31, 2024, gross deferred tax assets totaled approximately $28.1 million while gross deferred tax liabilities totaled approximately $1.6 million. Deferred income taxes reflect the net of temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. The Company has gross US NOLs of $1.1 million and gross foreign NOLs of $80.8 million. Applying jurisdictional tax rates, the total tax-effected US and foreign NOLs are $0.2 million and $19.5 million, respectively. The US NOLs do not expire. The amount of foreign NOLs expiring beginning in 2025 is $1.0 million gross or $0.2 million tax-effected. The remaining foreign NOLs do not expire.

Significant components of the Company's deferred taxes assets (liabilities) are as follows:

| (In thousands) | Years ended December 31, | |
	2024	2023
Deferred income tax assets:		
Property, plant, and equipment	$ 362	$ 638
Defined benefit liability	2,846	3,431
Bad debt reserve	197	192
Inventories	166	168
Accrued liabilities	3,114	2,312
Accrued pension liabilities	674	716
Operating lease liabilities	1,086	1,183
Net operating loss	19,701	19,718
Total deferred income tax assets	$ 28,148	$ 28,358
Deferred income tax liabilities:		
Operating lease right of use assets	$ (1,028)	$ (1,141)
Intangible assets	(551)	(550)
Total deferred income tax liabilities	$ (1,579)	$ (1,691)
Valuation allowance	(19,543)	(19,856)
Total net deferred income tax assets	$ 7,026	$ 6,811

A reconciliation of the significant differences between the federal statutory income tax and the effective income tax on pretax loss is as follows:

| (In thousands) | Years ended December 31, | |
	2024	2023
Tax expense at statutory rate	$ (761)	$ (1,042)
Foreign rate difference	226	(1,625)
Return to provision adjustments	600	(624)
GILTI	625	—
Rate change	180	(924)
Change in valuation allowance	846	4,117
PY Deferred True Up	10	—
Permanent differences	361	(75)
Unrecognized tax benefits	816	684
Other	9	95
Income tax expense	$ 2,911	$ 606

The Company believes that based upon the range of data reviewed, no uncertain tax positions have been identified for the years ended December 31, 2024 and 2023.

On August 16, 2022, the Inflation Reduction Act (the IRA) was signed into law in the U.S. Among other changes, the IRA introduced a corporate minimum tax on certain corporations with average adjusted financial statement income over a three-tax year period in excess of $1.0 billion and an excise tax on certain stock repurchases by certain covered corporations for taxable years beginning after December 31, 2022 and several tax incentives to promote clean energy. Based on the Company's current analysis and pending future guidance to be issued by Treasury, the Company does not believe these provisions will have a material impact on the Company's consolidated financial statements.

The Company adopted the provision of accounting for uncertainty in income taxes in the Topic of the ASC 740. ASC 740 clarifies the accounting for uncertain tax positions in the Company's financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on tax returns. The total amount of unrecognized tax benefits, exclusive of interest and penalties, were $1.1

million and $0.7 million at December 31, 2024, and 2023, respectively. No interest and penalties have been recognized since the liability can be settled with net operating losses.

Total amounts of unrecognized tax benefits as of December 31, are as follows (in thousands):

		Years ended December 31,		
(In thousands)		2024		2023
Unrecognized tax benefits—January 1,	$	684	$	—
Gross increases—tax positions in prior period		632		684
Gross decreases—tax positions in prior period		(179)		—
Gross increases—tax positions in current period		—		—
Settlement		—		—
Lapse of statute of limitations		—		—
Unrecognized tax benefits—December 31,	$	1,138	$	684

14. Employee Benefit Plans

U.K. Pension Plan

Two of the Company's subsidiaries in the United Kingdom provide pension benefits to certain retirees and eligible dependents. Employees eligible for participation included all full-time regular employees who were more than three years from retirement prior to October 2001. A retirement pension or a lump-sum payment may be paid depending upon length of service at the mandatory retirement age. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants at the earlier of two dates, the participants leaving the Company or December 31, 2015. The expected rate of return assumptions for plan assets relate solely to the UK plan and are based mainly on historical performance achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles.

German Pension Plan

XBP Europe's subsidiaries in Germany, Exela Technologies ECM Solutions GmbH, provides pension benefits to certain retirees. Employees eligible for participation include all employees who started working for the Company or its predecessors prior to September 30, 1987 and have finished a qualifying period of at least 10 years. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. The German pension plan is an unfunded plan and therefore has no plan assets. No new employees are registered under this plan and the participants who are already eligible to receive benefits under this plan are no longer employees of the Company.

Norway Pension Plan

The Company's subsidiary in Norway provides pension benefits to eligible retirees and eligible dependents. Employees eligible for participation include all employees who were more than three years from retirement prior to March 2018. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants at the earlier of two dates, the participants leaving the Company or April 30, 2018.

Asterion Pension Plan

In 2018, Exela Technologies Holding GmbH (through the Asterion Business Combination), acquired the obligation to provide pension benefits to eligible retirees and eligible dependents. Employees eligible for participation included all full-time regular employees who were more than three years from retirement prior to July 2003. A retirement pension or a lump-sum payment may be paid depending upon length of service at the mandatory retirement age. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan. No new employees are registered under this plan and the pension obligation for the existing participants of the plan is calculated based on actual salary of the participants at the earlier of two dates, the participants leaving the Company or April 10, 2018.

Funded Status

The change in benefit obligations, the change in the fair value of the plan assets and the funded status of the Company's pension plans (except for the German pension plan which is unfunded) and the amounts recognized in the Company's consolidated financial statements are as follows:

| | Year Ended December 31, | |
(dollars in thousands)	2024	2023
Change in Benefit Obligation:		
Benefit obligation at beginning of period	$ 64,289	$ 61,770
Service cost	34	37
Interest cost	2,997	3,050
Actuarial gain	(5,669)	(1,019)
Benefits paid	(2,296)	(2,577)
Foreign-exchange rate changes	(1,169)	3,028
Benefit obligation at end of year	$ 58,186	$ 64,289
Change in Plan Assets:		
Fair value of plan assets at beginning of period	$ 52,081	$ 45,694
Actual (loss) return on plan assets	(3,817)	3,559
Employer contributions	2,744	2,993
Benefits paid	(2,193)	(2,473)
Foreign-exchange rate changes	(968)	2,308
Fair value of plan assets at end of year	47,847	52,081
Funded status at end of year	$ (10,339)	$ (12,208)
Net amount recognized in the Consolidated Balance Sheets:		
Pension liability, net[a]	$ (10,339)	$ (12,208)
Amounts recognized in accumulated other comprehensive loss, net of tax consist of:		
Net actuarial gain	(87)	(3,331)
Net prior service costs	—	(124)
Net amount recognized in accumulated comprehensive loss, net of tax	$ (87)	$ (3,455)
Plans with underfunded or non-funded accumulated benefit obligation:		
Aggregate projected benefit obligation	$ 58,186	$ 64,289
Aggregate accumulated benefit obligation	$ 58,186	$ 64,289
Aggregate fair value of plan assets	$ 47,847	$ 52,081

(a) Combined balance of $10.3 million as of December 31, 2024 includes pension liabilities (assets) of $8.5 million, $1.4 million, $1.2 million and ($0.8) million under UK, Asterion, German and Norway pension plans, respectively. Combined balance of $12.2 million as of December 31, 2023 includes pension liabilities (assets) of $10.1 million, $1.6 million, $1.5 million and $(1.0) million under UK, Asterion, German and Norway pension plans, respectively.

Tax Effect on Accumulated Other Comprehensive Loss

As of December 31, 2024, and 2023, the Company had actuarial gain of $(0.2) million and $(0.2) million, respectively, which is net of a deferred tax benefit of $1.9 million and $1.3 million for December 31, 2024, and 2023, respectively.

Pension and Postretirement Expense

The components of the net periodic benefit cost are as follows:

	Year ended December 31,	
(dollars in thousands)	2024	2023
Service cost	$ 34	$ 37
Interest cost	2,997	3,050
Expected return on plan assets	(2,938)	(2,717)
Amortization		
Amortization of prior service cost	—	124
Amortization of net loss	1,233	1,664
Net periodic benefit cost	$ 1,326	$ 2,158

The Company records pension interest cost within Interest expense, net. Expected return on plan assets, amortization of prior service costs, and amortization of net losses are recorded within pension income, net. Service cost is recorded within cost of revenue.

Valuation

The Company uses the corridor approach and projected unit credit method in the valuation of its defined benefit plans for the UK, Germany, and Norway respectively. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For defined benefit pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over 15 years. Similarly, the Company used the Projected Unit Credit Method for the German Plan, and evaluated the assumptions used to derive the related benefit obligations consisting primarily of financial and demographic assumptions including commencement of employment, biometric decrement tables, retirement age, staff turnover. The projected unit credit method determines the present value of the Company's defined benefit obligations and related service costs by taking into account each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately in building up the final obligation. Benefit is attributed to periods of service using the plan's benefit formula, unless an employee's service in later years will lead to a materially higher of benefit than in earlier years, in which case a straight-line basis is used.

The following tables set forth the principal actuarial assumptions used to determine benefit obligation and net periodic benefit costs:

(dollars in thousands)	December 31,							
	2024	2023	2024	2023	2024	2023	2024	2023
	UK		Germany		Norway		Asterion	
Weighted-average assumptions used to determine benefit obligations:								
Discount rate	5.60 %	4.80 %	3.50 %	3.16 %	3.90 %	3.10 %	3.50 %	3.16 %
Rate of compensation increase	N/A	N/A	N/A	N/A	4.00 %	3.50 %	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit costs:								
Discount rate	4.80 %	5.00 %	3.50 %	3.16 %	3.90 %	3.00 %	3.50 %	3.16 %
Expected asset return	5.68 %	5.87 %	N/A	N/A	4.80 %	4.45 %	3.50 %	3.16 %
Rate of compensation increase	N/A	N/A	N/A	N/A	4.00 %	3.50 %	N/A	N/A

The Germany plan is an unfunded plan and therefore has no plan assets. The expected rate of return assumptions for plan assets are based mainly on historical performance achieved over a long period of time (10 to 20 years) encompassing many business and economic cycles. Adjustments, upward and downward, may be made to those historical returns to reflect future capital market expectations; these expectations are typically derived from expert advice from the investment community and surveys of peer company assumptions.

The Company assumed a weighted average expected long-term rate of return on plan assets for the UK scheme of 5.68%. The Company long-term expected rate of return on cash is determined by reference to UK government 10 year bond yields at the balance sheet dates. The long-term expected return on bonds is determined by reference to corporate bond yields at the balance sheet dates. The long-term expected rate of return on equities and diversified growth funds is based on the rate of return on UK long dated government bonds with an allowance for out-performance. The long-term expected rate of return on the liability driven investments holdings is determined by reference to UK government 20 year bond yields at the balance sheet dates.

The discount rate assumption was developed considering the current yield on an investment grade non-gilt index with an adjustment to the yield to match the average duration of the index with the average duration of the plan's liabilities. The index utilized reflected the market's yield requirements for these types of investments.

The inflation rate assumption was developed considering the difference in yields between a long-term government stocks index and a long-term index-linked stocks index. This difference was modified to consider the depression of the yield on index-linked stocks due to the shortage of supply and high demand, the premium for inflation above the expectation built into the yield on fixed-interest stocks and the government's target rate for inflation (CPI) at 2.5%. The assumptions used are the best estimates chosen from a range of possible actuarial assumptions which, due to the time scale covered, may not necessarily be borne out in practice.

Plan Assets

The investment objective for the UK plan is to earn, over moving fifteen to twenty year periods, the long-term expected rate of return, net of investment fees and transaction costs, to satisfy the benefit obligations of the plan, while at the same time maintaining sufficient liquidity to pay benefit obligations and proper expenses, and meet any other cash needs, in the short-to medium-term.

The Company's investment policy related to the UK defined benefit plan is to continue to maintain investments in government gilts and highly rated bonds as a means to reduce the overall risk of assets held in the fund. No specific targeted allocation percentages have been set by category, but are set at the direction and discretion of the plan trustees. The weighted average allocation of plan assets by asset category is as follows:

| | Year Ended December 31, | |
	2024	2023
U.K. and other international equities	32.8 %	27.3 %
U.K. government and corporate bonds	4.6	5.1
Diversified growth fund	20.8	15.1
Liability driven investments	36.5	50.9
Multi-asset credit fund	5.3	1.6
Total	100.0 %	100.0 %

The following tables set forth, by category and within the fair value hierarchy, the fair value of the Company's pension assets at December 31, 2024 and 2023:

| (dollars in thousands) | December 31, 2024 | | | |
	Total	Level 1	Level 2	Level 3
Asset Category:				
Cash	$ 1,386	$ 1,386	$ —	$ —
Equity funds:				
U.K.	14,317	—	14,317	—
Fixed income securities:				
Corporate bonds/U.K. Gilts	2,205	—	2,205	—
Other investments:				
Diversified growth fund	9,949	—	9,949	—
Liability driven investments	17,465	—	17,465	—
Multi-asset credit fund	2,525	—	2,525	—
Total fair value	$ 47,847	$ 1,386	$ 46,461	$ —

| (dollars in thousands) | December 31, 2023 | | | |
	Total	Level 1	Level 2	Level 3
Asset Category:				
Cash	$ 941	$ 941	$ —	$ —
Equity funds:				
U.K.	13,297	—	13,297	—
Fixed income securities:				
Corporate bonds/U.K. Gilts	2,671	—	2,671	—
Other investments:				
Diversified growth fund	7,846	—	7,846	—
Liability driven investments	26,488	—	26,488	—
Multi-asset credit fund	838	—	838	—
Total fair value	$ 52,081	$ 941	$ 51,140	$ —

The plan assets are categorized as follows, as applicable:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 — unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability at fair value.

Employer Contributions

XBP Europe's funding of employer contributions is based on governmental requirements and differs from those methods used to recognize pension expense. The Company made contributions of $2.7 million and $3.0 million to its pension plans during the years ended December 31, 2024 and 2023, respectively. The Company has fully funded the pension plans for 2024 based on current plan provisions. The Company expects to contribute $2.7 million to the pension plans during 2025, based on current plan provisions.

Estimated Future Benefit Payments

The estimated future pension benefit payments expected to be paid to plan participants are as follow:

(dollars in thousands)	Estimated Benefit Payments
Year ended December 31,	
2025	$ 2,730
2026	2,748
2027	3,064
2028	3,473
2029	3,282
2030 – 2034	18,136
Total	$ 33,433

15.   Commitments and Contingencies

Litigation

The Company is, from time to time, involved in certain legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although management cannot predict the outcomes of these matters, management does not believe these actions will have a material, adverse effect on the Company's consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Company Subsidiary Litigation

A group of 71 former employees brought a claim against a subsidiary of the company related to their dismissal resulting from the closure of two production sites in France in 2020. The employees filed complaints with the Labor Court on June 9, 2022. Conciliation hearings at the Labor Court were held on September 27, 2022, December 13, 2022, March 7, 2023, September 5, 2023, November 14, 2023, December 5, 2023, and February 5, 2024.

In March 2023, 67 claimants (after the in principle settlement was agreed with the first 4 claimants) filed an application for summary proceedings in respect of part of the claim for a total claim of $1.1 million. The summary proceedings hearing was held on April 11, 2023 and the court issued its decision on May 9, 2023 upholding all of the plaintiffs' claims for a total amount of $1.1 million. However, the court's decision did not increase the Company's anticipated exposure for the overall claim.

The Company has appealed against the decision (and paid the amount of $1.1 million to 66 of the 67 claimants, as settlement agreement in principle was subsequently reached with one further claimant on November 10, 2023 pending the appeal). Since the majority of the claimants concluded settlement agreements with the Company, the appeal proceedings pertain only to 15 remaining claimants who have not settled. The next hearing, pertaining only to the remaining claimants who have not concluded settlement agreements with the Company, is scheduled for June 2, 2025.

In addition to the above, the substantive hearing was held on February 16, 2024 and a decision was made on June 28, 2024. The Company has appealed the decision from that substantive hearing.

The Company reached a number of settlements with 56 claimants prior to the court's June 2024 decision and approximately $1.8 million was paid to such claimants in addition to the amounts paid as part of the summary proceedings. The court awarded $1.2 million to the claimants who had not settled before the court's decision and, after the deduction of the amounts already paid to such claimants, $1.0 million remain to be paid by the Company. The Company will also be responsible for up to three months' unemployment allowance paid to these claimants by the unemployment fund, which is not expected to significantly increase the Company's total costs. The Company has appealed the decision. The Company accrued $1.0 million and $2.2 million in accrued liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, respectively, based on the estimate of the range of possible losses.

Contract-Related Contingencies

The Company has certain contingent obligations that arise in the ordinary course of providing services to its customers. These contingencies are generally the result of contracts that require the Company to comply with certain performance measurements or the delivery of certain services to customers by a specified deadline. The Company believes the adjustments to the transaction price, if any, under these contract provisions will not result in a significant revenue reversal or have a material adverse effect on the Company's consolidated balance sheets, consolidated statements of operations, consolidated statement of comprehensive loss or consolidated statements of cash flows.

16.   Fair Value Measurement

Fair Value of Financial Instruments

The carrying amount of assets and liabilities including cash and cash equivalents, accounts receivable, accounts payable and current portion of long-term debt approximated their fair value as of December 31, 2024 and 2023, due to the relative short maturity of these instruments. The fair values of the Company's loans and receivables under the factoring arrangement entered into by subsidiaries of the Company are equal to the carrying values. Property and equipment, intangible assets, capital lease obligations, and goodwill are not required to be re-measured to fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that impairment exists, the respective asset is written down to its fair value.

As of December 31, 2024 and 2023, the Company determined the fair value of Private Warrants' liability as $7 thousand and less than $0.1 million, respectively, included in the other long-term liabilities in the consolidated balance sheets under Level 3 fair value measurement using the Black-Scholes option pricing model.

The significant unobservable inputs used in the fair value of the Private Warrants liability are assumptions related to the inputs of exercise price, fair value of the underlying common stock, risk-free interest rate, expected term, expected volatility, and expected dividend yield. Significant increases (decreases) in the discount rate would have resulted in a lower (higher) fair value measurement. Significant increases (decreases) in the forecasted financial information would have resulted in a higher (lower) fair value measurement. For all significant unobservable inputs used in the fair value measurement of the Level 3 liabilities, a change in one of the inputs would not necessarily result in a directionally similar change in the fair value.

The following table reconciles the beginning and ending balances of net assets and liabilities classified as Level 3:

(dollars in thousands)	December 31, 2024	December 31, 2023
Balance at beginning of period	$ 50	$ 647
Change in the fair value of the private warrants liability	(43)	(597)
Balance at end of period	$ 7	$ 50

17.   Stock-Based Compensation

XBP Europe 2024 Stock Incentive Plan

On June 13, 2024, the stockholders of XBP Europe approved and adopted XBP Europe's 2024 Stock Incentive Plan (the "XBP 2024 Equity Plan") at XBP Europe's 2024 Annual Meeting of Stockholders. Under the XBP 2024 Equity Plan, subject to adjustment for certain changes in capitalization or other corporate events, XBP Europe is authorized to issue up to 5,520,270 shares of common stock pursuant to equity-based awards, which may be granted to eligible participants in furtherance of XBP Europe's broader compensation strategy and philosophy. Awards granted under the 2024 Equity Plan will be granted upon terms approved by XBP Europe's Compensation Committee and set forth in an award agreement or other evidence of an award. As of December 31, 2024, there were no shares of XBP Europe's common stock issued under the XBP 2024 Equity Plan. However, restricted stock unit and stock options were issued under the XBP 2024 Equity Plan.

Restricted Stock Unit

Restricted stock unit awards generally vest ratably over a less than a year to three (3) year period. Restricted stock units are subject to forfeiture if employment or service terminates prior to vesting and are expensed ratably over the vesting period.

A summary of restricted stock unit activities under the XBP 2024 Equity Plan for the year ended December 31, 2024 is summarized in the following table:

	Number of Units	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life (Years)
Granted	3,325,329	$ 1.24	
Forfeited	—	—	
Vested	—	—	
Outstanding Balance as of December 31, 2024	3,325,329	$ 1.24	2.19

Options

Under the XBP 2024 Equity Plan, stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying stock at the grant date. The vesting period for each option award is established on the grant date, and the options generally expire ten (10) years from the grant date. Stock options granted under the 2024 Plan generally require no less than a four (4) year ratable vesting period. Stock option activity for the year ended December 31, 2024 is summarized in the following table:

	Outstanding	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Average Remaining Vesting Period (Years)
Granted	95,000	$ 0.58	$	
Exercised	—	—		
Forfeited	—	—		
Expired	—	—		
Outstanding Balance as of December 31, 2024[(1)]	95,000	$ 0.58	$ 1.31	3.33

(1) None of the outstanding options are exercisable as of December 31, 2024. Exercise prices of all of the outstanding options as of December 31, 2024 were higher than the market price of the shares of the Company. Therefore, aggregate intrinsic value was zero.

As of December 31, 2024, there was $2.6 million of total unrecognized compensation expense related to non-vested restricted stock unit awards and stock option awards under the XBP 2024 Equity Plan, which will be recognized over the respective service period. Stock-based compensation expense is recorded within selling, general, and administrative expenses. The Company incurred total compensation expense of $1.6 million related to restricted stock unit awards and stock option awards under the XBP 2024 Equity Plan for the year ended December 31, 2024.

18.   Warrants

As of December 31, 2024, the Company had the following common stock warrants outstanding:

	Warrants	Exercise Price	Issuance Date	Expiration
Private Placement Warrants	135,000	11.50	03/11/2021	11/29/2028
Forward Purchase Warrants	250,000	11.50	03/11/2021	11/29/2028
Public Warrants	6,249,980	11.50	03/11/2021	11/29/2028
Total	6,634,980			

Public Warrants

The Public Warrants qualify for the derivative scope exception under ASC 815 and are therefore classified as equity on the consolidated balance sheets. They may only be exercised for a whole number of shares at a price of $11.50. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants are currently exercisable and will expire five years from the completion of the Business Combination or earlier upon redemption or liquidation.

The Company may redeem the outstanding Public Warrants if the price per share of common stock equals or exceeds $18.00 (except as described with respect to the Private Placement Warrants and Forward Purchase Warrants):

- in whole and not in part;

- at a price of $0.01 per Warrant;

- upon not less than 30 days' prior written notice of redemption to each warrantholder; and

- if, and only if, the closing price of the Common stock equals or exceeds $18.00 per share (as adjusted) for any of 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending three trading days before the Company sends the notice of redemption to the warrantholders.

If and when the Public Warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of Common Stock upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

Private Warrants

The Private Warrants are identical to the Public Warrants, except that so long as they are held by Cantor or any Permitted Transferees, as applicable, the Private Warrants (i) may be exercised for cash or on a cashless basis, (ii) may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination, and (iii) shall not be redeemable by the Company,

Upon exercise of each of the Public Warrants and Private Warrants, the exercise price and number of shares of Common Stock issuable may be adjusted in certain circumstances including in the event of a stock dividend, a consolidation, combination, reverse stock split or reclassification of shares of Common Stock.

19. Stockholders' Deficit

Preferred Stock — The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share. As of December 31, 2024, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 200,000,000 shares of Common stock with a par value of $0.0001 per share. Each holder of Common Stock will be entitled to one (1) vote in person or by proxy for each share of the Common Stock. The holders of shares of Common Stock will not have cumulative voting rights. As of December 31, 2024, there were 30,166,102 shares of Common stock issued and outstanding, respectively.

20. Restructuring

The Company periodically takes actions to improve operating efficiencies, typically in connection with rationalizing the cost structure of the Company. The Company's footprint and headcount reductions and organizational integration actions relate to discrete, unique restructuring events, primarily reflected in approved plans for reductions in force.

In the fourth quarter of 2023, the Company's management approved a restructuring plan to realign the Company's business and strategic priorities by rightsizing its workforce in certain regions.

The Company's restructuring activity and balance of the restructuring liability is as follows:

(dollars in thousands)	December 31, 2024		December 31, 2023	
Balance at January 1,	$	5,267	$	2,036
Restructuring charges		1,051		4,297
Payment of benefits		(4,634)		(1,066)
Balance at December 31,	$	1,685	$	5,267

As of December 31, 2024 and 2023, the current portion of the restructuring liability was $1.7 million and $5.3 million respectively, and was included in accrued compensation and benefits in the consolidated balance sheets.

21. Related Parties

The components of related party expense in the consolidated statements of operations are summarized as follows:

(dollars in thousands)	Years ended December 31, 2024		Years ended December 31, 2023	
Related party shared services	$	3,584	$	3,515
Related party royalty		—		631
Related party service fee		1,517		487
Total related party expense	$	5,101	$	4,633

Historically, the Company has been managed and operated in the ordinary course of business with other affiliates of ETI. Accordingly, certain shared costs have been allocated to the Company and reflected as expenses in the consolidated financial statements.

Sales of Products and Services

During the historical periods presented, the Company sold products and services to non-XBP Europe subsidiaries of ETI. Revenue, net in the consolidated statements of operations include sales to affiliates of ETI of $0.4 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively.

Purchases

During the historical periods presented, the Company purchased high-speed scanners and related products from non-XBP Europe subsidiaries of ETI. These purchases totaled $0.1 million and $1.0 million for the years ended December 31, 2024 and 2023, respectively.

Shared Service Center Costs

The historical costs and expenses reflected in the Company's financial statements include costs for certain shared service functions historically provided by the non-XBP Europe subsidiaries of the Company's parent, ETI, including, but not limited to accounting and finance, IT and business process operations. Where possible, these charges were allocated based on full-time equivalents (FTE's), formal agreements between XBP Europe and subsidiaries of ETI, or other allocation methodologies that Management determined to be a reasonable reflection of the utilization of services provided or the benefit received by XBP Europe and all costs of operating XBP Europe during the periods presented.

The allocated shared service expenses and general corporate expenses for the years ended December 31, 2024 and 2023 were $3.6 million and $3.5 million, respectively, and are included in the related party expenses in the consolidated statements of operations.

In the opinion of management of ETI and the Company, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the years ended December 31, 2024 and 2023. The amounts that would have been, or will be incurred, on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

Royalty Expenses

During the historical periods presented, subsidiaries of the Company's parent, ETI, charged royalty fees for allowing the Company to use tradenames and trademarks owned by subsidiaries of ETI. The Company incurred royalty expense of $0 and $0.6 million for the years ended December 31, 2024 and 2023, respectively, included in related party expense within the consolidated statements of operations.

Service Fee

During the historical periods presented, subsidiaries of ETI provided management services to the Company in exchange for a management fee. These management services included provision of legal, human resources, corporate finance, and marketing support. The management fee was calculated based on a weighted average of total external revenue, headcount and total assets attributable to the Company. On October 9, 2022 the management fee was terminated when the Merger Agreement was entered into and was replaced by the related party service fee pursuant to the Services Agreement, which reduced the fee and modified the services provided. Services provided under Annex A of the Services Agreement include sales of certain hardware, operations delivery, finance, accounting, human resource and technology support services. The Company incurred total fees of $1.5 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively.

Note Receivable

The Company entered into an Intercompany Loan Agreement with an affiliate of ETI on January 1, 2016, where the Company agreed to lend up to €20 million to the affiliate. The related party note receivable had a six year term with the option to extend for an additional one year term and bore annual interest of 9.5%, due at the end of the term. On January 1, 2023, the Company amended its Intercompany Loan Agreement, extending the maturity of the Intercompany

Loan Agreement to December 31, 2023. In accordance with the Ultimate Parent Support Agreement, related party note receivable was eliminated at Closing against related party payables with a residual amount recorded to additional paid-in capital. No related party note receivable was recorded in the consolidated balance sheets as of December 31, 2024 and 2023. The consolidated statements of operations included $0 related party interest income for both the years ended December 31, 2024 and 2023.

Notes Payable

The Company entered into three Intercompany Loan Agreements with an affiliate of ETI, in September 2009 and May 2010, whereby the affiliate of ETI agreed to lend up to £9.3 million to the Company ("**related party notes payable**"). The related party notes payable which were denominated in Great British pounds accrued interest daily at the one-month LIBOR rate for United States dollar deposits in the London interbank market plus four percentage points. These notes had an original maturity date of one year (which was extended by the lender for one additional year on each anniversary of the notes) and were assigned by the lender to another affiliate of ETI and amended with an effective date of December 1, 2012. The amendment amended (a) the interest rate to a fixed rate of 4% plus LIBOR for the remainder of 2012, 12% for 2013 and 13.5% thereafter, (b) extended the term of the agreement to December 31, 2024, and (c) denominated the notes in United States dollars. In accordance with the Ultimate Parent Support Agreement, related party notes payable were eliminated at closing with a corresponding impact to additional paid-in capital. As a result no related party notes payable was recorded in the consolidated balance sheets as of December 31, 2024 and 2023. The consolidated statements of operations included related party interest expense of $0 and $1.4 million for the years ended December 31, 2024 and 2023, respectively, in the related party interest expense, net.

Further, the Company entered into another four Intercompany Loan Agreements ("**new related party notes payable**") with affiliates of ETI, three of the notes are dated September 4, 2023 (and subsequently amended on September 15, 2023) and one note is dated September 15, 2023. The new related party notes payable have a ten year term and bear annual interest of 6.0%, due at the end of the term. The consolidated balance sheets included $1.5 million and $1.5 million new related party notes payable as of December 31, 2024 and 2023, respectively. The consolidated statements of operations included $0.1 million and less than $0.1 million, of related party interest expense for the years ended December 31, 2024 and 2023, respectively, in the related party interest expense, net.

Related Party Payables and Related Party Notes Payables Balances with Affiliates

Related party payables and related party notes payables balances with affiliates as of December 31, 2024 and 2023 were as follows:

| | December 31, 2024 | | December 31, 2023 | |
| | Related party payables | Related party notes payable | Related party payables | Related party notes payable |
(dollars in thousands)				
ETI	$ 5,443	$ 1,451	$ 13,012	$ 1,542

22. Segment Information

The Company's operating segments are significant strategic business units that align its products and services with how it manages its business, approaches the markets and interacts with its clients. The Company is organized into two segments: Bills and Payments and Technology.

Bills and Payments

The Bills & Payments business unit primarily focuses on optimizing how bills and payments are processed by businesses of all sizes and industries. It offers automation of Accounts Payable ("**AP**") and Accounts Receivables ("**AR**") processes and through its platform, XBP, seeks to integrate buyers and suppliers across Europe. This business unit also includes the Company's digital transformation revenue, which is both project based and recurring.

Technology

The Technology business unit primarily focuses on sales of recurring software licenses and related maintenance, hardware solutions and related maintenance and professional services.

The CODM of the Company is the Company's Chief Executive Officer. The CODM reviews segment profit to evaluate operating segment performance and determine how to allocate resources to operating segments. "Segment profit" is defined as revenue less cost of revenue (exclusive of depreciation and amortization). The Company does not allocate selling, general, and administrative expenses, depreciation and amortization, interest expense and foreign exchange losses, net. The Company manages assets on a total company basis, not by operating segment, and therefore asset information and capital expenditures by operating segments are not presented.

In accordance with applicable accounting guidance, the results of the disposable group are presented as discontinued operations in the consolidated statements of operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. See *Note 3 - Discontinued Operations* of the notes to consolidated financial statements.

A reconciliation of segment profit to net loss before income taxes is presented below.

| (dollars in thousands) | Year ended December 31, 2024 | | |
	Bills & Payments	Technology	Total
Revenue, net (including related party revenue of $0.4 million)	$ 101,850	$ 40,922	$ 142,772
Cost of revenue (including related party cost of revenue of $0.0 million, exclusive of depreciation and amortization)	85,455	19,059	104,514
Segment profit	**16,395**	**21,863**	**38,258**
Selling, general and administrative expenses (exclusive of depreciation and amortization)			26,525
Related party expense			5,101
Depreciation and amortization			3,160
Interest expense, net			6,232
Related party interest expense, net			90
Foreign exchange losses, net			2,520
Changes in fair value of warrant liability			(43)
Pension income, net			(1,705)
Net loss before income taxes			**$ (3,622)**

| (dollars in thousands) | Year ended December 31, 2023 | | |
	Bills & Payments	Technology	Total
Revenue, net (including related party revenue of $0.2 million)	$ 110,458	$ 44,719	$ 155,177
Cost of revenue (including related party cost of revenue of $0.1 million, exclusive of depreciation and amortization)	95,572	19,738	115,310
Segment profit	**14,886**	**24,981**	**39,867**
Selling, general and administrative expenses (exclusive of depreciation and amortization)			31,173
Related party expense			4,633
Depreciation and amortization			2,944
Interest expense, net			5,035
Related party interest expense, net			1,971
Foreign exchange losses, net			599
Changes in fair value of warrant liability			(597)
Pension income, net			(929)
Net loss before income taxes			**$ (4,962)**

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer ("**CEO**") and our Chief Financial Officer ("**CFO**") has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Based on such review and evaluation, our CEO and our CFO have concluded that as of December 31, 2024, our internal controls were effective at the reasonable assurance level for this purpose.

Management's Report on Internal Control over Financial Reporting

Management, under the supervision of the board of directors, is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements.

Management, with participation of the CEO and CFO, under the oversight of our Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control- Integrated Framework (2013) (the "COSO 2013 Framework"). Based on its assessment, our management, including our CEO and CFO, has concluded that our internal control over financial reporting were effective as of December 31, 2024.

Remediation of Previously Reported Material Weakness

As previously disclosed, we identified a material weakness related to ineffective review controls over the financial statement closing process and the order-to-cash process, including the review of new agreements and work orders.

In response, and as part of the remediation plan, management under the overall SOX controls framework brought about a higher focus on the order-to-cash and the financial close and reporting process controls, expanded the Risks and Controls Matrix (RACM) language to address documentation gaps on control descriptions, designed and implemented specific period closure checklists to strengthen review controls for the financial close and reporting process, added experienced personnel across financial close and reporting and order-to-cash sub-processes, and established a Center of Excellence (COE) to strengthen the controls environment. As aforementioned, the effectiveness of the financial close and reporting and order-to-cash controls was tested and found to be effective. We have therefore concluded that the material weaknesses were remediated as of December 31, 2024.

We believe these efforts will enhance our financial reporting controls, though we may need to continue reviewing and modifying them as necessary in the future.

Changes in Internal Controls over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

During the fiscal quarter ended December 31, 2024, none of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item will be included in our Proxy Statement for the 2025 Annual General Meeting of Shareholders under the captions "Director Nominees," "Continuing Members of the Board of Directors," "Additional Information Concerning the Board of Directors of the Company," Committees of the Board of Directors" "Insider Trading Policy" and "Section 16(a) Beneficial Ownership Reporting Compliance," which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2024 and is incorporated by reference in this Annual Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in our Proxy Statement for the 2025 Annual General Meeting of Shareholders under the captions "Executive Compensation" and "Director Remuneration," which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2024 and is incorporated by reference in this Annual Report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in our Proxy Statement for the 2025 Annual General Meeting of Shareholders under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans," which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2024 and is incorporated by reference in this Annual Report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our Proxy Statement for the 2025 Annual General Meeting of Shareholders under the captions "Certain Relationships and Related Party Transactions" and "Director Independence," which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2024 and is incorporated by reference in this Annual Report.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included in our Proxy Statement for the 2025 Annual General Meeting of Shareholders under the caption "Independent Registered Public Accounting Firm Fees" which will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2024 and is incorporated by reference in this Annual Report.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

a) (1) Financial Statements

(a)(3) Exhibits

Exhibit No.	Description
2.1†	Merger Agreement, dated as of October 9, 2022, by and among CF VIII, Merger Sub, XBP Europe and BTC International (incorporated by reference to Exhibit 2.1 to CF VIII's Form 8-K, filed with the SEC on October 11, 2022).
3.1	Second Amended and Restated Certificate of Incorporation of the Company dated November 29, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K, filed with the SEC on December 5, 2023).
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K, filed with the SEC on December 5, 2023).
4.1	Form of Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to CF VIII's Form S-1/A, filed with the SEC on March 10, 2021).
4.2	Warrant Agreement, dated March 11, 2021, by and between CF VIII and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to CF VIII's Form 8-K, filed with the SEC on March 17, 2021).
4.3*	Description of Securities
10.1	Amended and Restated Registration Rights Agreement, dated as of November 29, 2023, by and among CF VIII, Cantor, Existing Holders, and New Holders (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K, filed with the SEC on December 5, 2023).
10.2	Services Agreement, dated as of November 29, 2023, by and among XBP Europe and Exela Technologies BPA (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K, filed with the SEC on December 5, 2023).
10.3	ETI and Subsidiary Companies Intercompany Income Tax Allocation agreement, dated as of November 29, 2023, by and among ETI, CF VIII, and XBP Europe (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K, filed with the SEC on December 5, 2023).
10.4	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.6 to CF VIII's Form S-1/A, filed with the SEC on March 10, 2021).
10.5	Facilities Agreement, dated June 26, 2024, by and among (i) XBP Europe, as Parent and Guarantor, (ii) Exela Technologies Limited and Banctec Holdings N.V., as Borrowers and Guarantors, (iii) certain subsidiaries of the XBP Group named in the Facilities Agreement, as Guarantors and (iv) HSBC UK Bank plc, as Lender, Administrative Agent and Security Agent under the Facilities Agreement (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on June 28, 2024).
10.6	XBP Europe Holdings, Inc. 2024 Stock Incentive Plan (as amended) (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on June 20, 2024).
10.7	Form of Restricted Stock Unit Grant Notice and Agreement under the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K, filed with the SEC on June 20, 2024).
10.8	Form of Option Grant Notice and Agreement under the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K, filed with the SEC on June 20, 2024).
10.9	XBP Europe Holdings, Inc. Executive Officer Annual Bonus Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K, filed with the SEC on June 20, 2024).
16.1	Letter from WithumSmith+Brown, PC to the Securities and Exchange Commission, dated December 20, 2023 (incorporated by referenced to Exhibit 16.1 to the Company's Form 8-K, filed with the SEC on December 21, 2023.
19.1*	Insider Trading Policy
21.1*	List of subsidiaries of the Company.
23.1*	Consent of UHY LLP, independent registered public accounting firm of the Company.
24.1	Power of Attorney (included on the signature page of this report).

Exhibit No.	Description
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (incorporated by referenced to Exhibit 97.1 to the Company's Form 10-K for the period ended December 31, 2023, filed with the SEC on April 1, 2024).
101.INS	XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

* Filed or furnished herewith, as applicable.

\# Indicates management contract or compensatory plan, contract or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	By:/s/ Andrej Jonovic
	Andrej Jonovic, *Chief Executive Officer*
March 19, 2025	*(Principal Executive Officer)*

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrej Jonovic and Dejan Avramovic, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated:	By:/s/ Andrej Jonovic
March 19, 2025	Andrej Jonovic, *Director and Chief Executive Officer*
	(Principal Executive Officer)
Dated:	By:/s/ Dejan Avramovic
March 19, 2025	Dejan Avramovic, *Chief Financial Officer*
	(Principal Financial and Accounting Officer)
Dated:	By:/s/ Par Chadha
March 19, 2025	Par Chadha, (*Director and Executive Chairman*)
Dated:	By:/s/ Martin P. Akins
March 19, 2025	Martin P. Akins, (*Director*)
Dated:	By:/s/ J. Coley Clark
March 19, 2025	J. Coley Clark, (*Director*)
Dated:	By:/s/ James G. Reynolds
March 19, 2025	James G. Reynolds, (*Director*)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A
Amendment No.1

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024
or
☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission File Number: 001-40206

XBP Europe Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**85-2002883**
(State of or other Jurisdiction Incorporation or Organization)	(I.R.S. Employer Identification No.)
2701 East Grauwyler Road **Irving, Texas**	**75061**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(844) 935-2832**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Stock, Par Value $0.0001 per share	XBP	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	XBPEW	The Nasdaq Capital Market

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
			Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Registrant's voting and non-voting shares of common stock held by non-affiliates of the Registrant was approximately $52,790,679, computed by reference to the price at which such common stock was last sold as of June 30, 2024, (based on a closing price of $1.75).

As of April 29, 2025, the Registrant had 35,915,548 shares of common stock outstanding.

Auditor Name	Auditor Location	Auditor Firm ID
UHY LLP	Sterling Heights, Michigan	1195

TABLE OF CONTENTS

2

EXPLANATORY NOTE

On March 19, 2025, XBP Europe Holdings, Inc. filed its Annual Report on Form 10-K (the "Original Report") for the fiscal year ended December 31, 2024 ("Fiscal 2024"). The Original Report omitted Part III, Items 10 (Directors, Executive Officers and Corporate Governance), 11 (Executive Compensation), 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters), 13 (Certain Relationships and Related Transactions, and Director Independence), and 14 (Principal Accountant Fees and Services) in reliance on General Instruction G(3) to Form 10-K, which provides that such information may be either incorporated by reference from the registrant's definitive proxy statement or included in an amendment to Form 10-K, in either case filed with the Securities and Exchange Commission (the "SEC") not later than 120 days after the end of the fiscal year.

Our definitive proxy statement for the 2025 annual meeting of stockholders will not be filed within 120 days of the end of the last fiscal year. Accordingly, this Amendment No. 1 to Form 10-K (this "Amendment") is being filed solely to:

- delete the reference on the cover of the Original Report to the incorporation by reference of portions of our proxy statement into Part III of the Original Report;
- amend Part II, Item 9B to include additional information relevant to the disclosures in Part III of this Amendment (this is the only amendment to Part II);
- amend Part III, Items 10, 11, 12, 13, and 14 of the Original Report to include the information omitted from the Original Report;
- amend Item 15 (Exhibits and Financial Statement Schedules to include the document described in amended Part II, Item 9B; and
- file new certifications of our principal executive officer and principal financial officer as exhibits to this Amendment under Item 15 of Part IV hereof, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Because this Amendment does not contain or amend any disclosure with respect to paragraphs 3, 4, and 5 of Items 307 and 308 of Regulation S-K, the corresponding certifications have been omitted. We are not including the certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as no financial statements are being filed with this Amendment.

This Amendment does not otherwise change or update any of the disclosures set forth in the Original Report except as explicitly set forth in Item 9B or in Part III does not reflect any events occurring after the filing of the Original Report. Accordingly, this Amendment should be read in conjunction with the Original Report and the Company's filings made with the SEC subsequent to the filing of the Original Report.

Capitalized terms used but not defined herein shall have the same meaning as those given to them in the Original Report.

ITEM 9B.   OTHER INFORMATION*

On April 29, 2025, our Board of Directors adopted an Executive Severance and Change in Control Plan (the "Severance Plan") applicable to our named executive officer employees. The description of the material terms of the Severance Plan set forth in *Part III, Item 11, Executive Compensation—Narrative to Summary Compensation Table—Compensation Development*s contained in this Amendment are incorporated herein by reference. A copy of the Severance Plan is filed as an Exhibit to this Amendment.

*   This is the only item being amended in Part II. There is no change to the information previously reported in Item 9B of the Original Report.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

<u>**Directors**</u>

The Company has three classes of directors serving staggered three-year terms, with each of Class I and II consisting of two directorships, and Class III consisting of one directorship. The terms of the Class I, II and III directorships expire on the date of the Annual Meeting to be held for 2027, 2025, and 2026, respectively.

Name	Age	Class	Positions and Offices Held with the Company
Martin P. Akins	58	I	Director
J. Coley Clark	79	I	Director
Andrej Jonovic	44	II	Director, Chief Executive Officer
James G. Reynolds	56	II	Director
Par S. Chadha	70	III	Director, Executive Chairman

Following are brief biographical sketches of each of our directors, including his experience, qualifications, attributes and skills, which, taken as a whole, have enabled the Board to conclude that each such director should, in light of the Company's business and structure, serve as a director of the Company.

Class I Directorship — Term Expiring in 2027

Martin P. Akins

Director Since: November 2023

Business Experience: Mr. Akins has served as a director of the Company since the consummation of the Business Combination. Mr. Akins also served as a director of ETI from July 2019 until March 2025. Prior to that, Mr. Akins worked at publicly traded Express Scripts Holding Company ("Express Scripts"), a Fortune 25 company and the largest independent pharmacy benefit management company in the United States. In December of 2018, Express Scripts merged with Cigna Corporation. As Senior Vice President and General Counsel at Express Scripts, Mr. Akins served as the chief legal advisor and was also a member of Express Scripts' senior executive team where he advised the CEO and outlined strategy to the board of directors. Mr. Akins was at Express Scripts from 2001 through 2019, serving in various legal capacities including Vice President, Deputy General Counsel and Associate General Counsel. Prior to his time at Express Scripts, Mr. Akins was with the Polsinelli law firm. Mr. Akins began his legal career with the firm Thompson Coburn LLP. He received his Juris Doctorate from the University of Illinois College of Law.

J. Coley Clark

Director Since: November 2023

Business Experience: J. Coley Clark has served as a director of the Company since the consummation of the Business Combination. Mr. Clark also served as a director of ETI from December 2019 until March 2025. Mr. Clark is the retired Chief Executive Officer and Chairman of the board of BancTec, Inc., a global provider of document and payment processing solutions, and former member of the board of directors of Moneygram International, Inc. At BancTec, Inc., Mr. Clark was Co-Chairman of the board from 2014 to December 2016, and Chairman of the board and Chief Executive Officer from September 2004 to 2014. In 2004, Mr. Clark retired from Electronic Data Systems Corporation, or EDS, an outsourcing services company that was acquired by Hewlett-Packard in 2008, as Senior Vice President and head of the Financial and Transportation Industry Group. Mr. Clark joined EDS in 1971 in the Systems Engineering Development Program and progressed through a variety of technical, sales and management roles related to the financial and insurance industries. Prior to his time at EDS, Mr. Clark served three years in the U.S. Army, attaining the rank of Captain, and served as a company commander in Europe and Southeast Asia. Mr. Clark received a Bachelor of Arts in Sociology from the University of Texas.

Class II Directors — Term Expiring in 2025

James G. Reynolds

Director Since: November 2023

Business Experience: Mr. Reynolds has served as a director of the Company since the consummation of the Business Combination. Mr. Reynolds was ETI's Chief Financial Officer from the closing of the business combination among ETI, SourceHOV Holdings, Inc. ("SourceHOV"), and Novitex Holdings, Inc. on July 12, 2017 ("Novitex Business Combination") until May 2020. Mr. Reynolds served as a director of ETI from July 2017 until March 2025. Mr. Reynolds served as Co-Chairman of SourceHOV from 2014 until the closing in 2017. Mr. Reynolds was also the Chief Operating Officer and a Partner at Handson Global Management ("HGM"), bringing over 25 years of industry experience to the team. Prior to HGM Mr. Reynolds held numerous executive management or senior advisory positions at SourceHOV and its related subsidiaries and predecessor companies, including serving as Chief Financial Officer for HOV Services, LLC from 2007 to 2011 and Vice President and Corporate Controller for Lason Inc. from 2001 to 2006. Mr. Reynolds was a Senior Manager in the Business Advisory Services Practice at PricewaterhouseCoopers from 1990 to 2001. Mr. Reynolds is a C.P.A. and holds a B.S. in Accounting from Michigan State University.

Andrej Jonovic

Director Since: November 2023

Business Experience: Mr. Jonovic has served as a director and as the Chief Executive Officer of the Company since the consummation of the Business Combination. Mr. Jonovic is responsible for the development and execution of business strategy, shaping the company culture and enhancing shareholder value. Mr. Jonovic has served as the Executive Vice President, Business Strategy and Corporate Affairs of ETI from July 2017 until late 2023, where he was responsible for the oversight of several companywide functions, including M&A and strategic transactions, legal affairs, human resources, marketing and the Digital Assets Group. Mr. Jonovic has transitioned out of his role at ETI and his primary role is as Chief Executive Officer of the Company. Since 2014 Mr. Jonovic has also served as a managing director in HGM, based in London, and oversaw the integration of BancTec, Inc.'s European operations with SourceHOV following their combination in October 2014. Earlier in his career, Mr. Jonovic was an associate at Freshfields Bruckhaus Deringer, LLP, a global law firm headquartered in London. Mr. Jonovic holds a bachelor's degree in International Studies from The American University, Washington D.C., and a law degree from the London School of Economics and Political Science. Mr. Jonovic is registered with the Law Society of England and Wales however is not currently practicing. Mr. Jonovic is the son-in-law of Par Chadha, our Executive Chairman.

Class III Director — Term Expiring in 2026

Par S. Chadha

Director Since: November 2023

Business Experience: Mr. Chadha has served as a director and as the Executive Chairman of the Company since the consummation of the Business Combination. Mr. Chadha is also the Executive Chairman of ETI and is the founder, Chief Executive Officer and Chief Investment Officer of HGM, a family office, formed in 2001. Mr. Chadha brings over 40 years of experience in building businesses in the Americas, Europe and Asia, including execution of mergers and acquisitions, integration of businesses and public offerings. Mr. Chadha served as the Chairman of ETI since the closing of the Novitex Business Combination and most recently became Executive Chairman of ETI in September 2021. He also served as Chairman of SourceHOV from 2011 to July 2017 when it was acquired by ETI, and was Chairman of Lason Inc. from 2007 to 2011 until its merger with SourceCorp, a predecessor company of SourceHOV. Mr. Chadha currently serves as the Chairman of HOV Services Limited (NSE:HOVS), a company listed on the National Stock Exchange of India. He previously held this position from 2009 to 2011 and has otherwise served as a director since 2005. Mr. Chadha is co-founder of Rule 14, LLC, an artificial intelligence led automation company formed in 2011. During his career, Mr. Chadha has been a co-founder of technology companies in the fields of metro optical networks, systems-on-silicon, and communications. Mr. Chadha previously participated in director and executive roles in portfolio companies of HGM and currently holds and manages investments in evolving financial technology, health technology and AI industries. Mr. Chadha holds a B.S. degree in Electrical Engineering from the Punjab Engineering College, India. Mr. Chadha is the father-in-law of Andrej Jonovic.

Executive Officers

The following table sets forth the name, age, and position of each of our executive officers as of the date of this Amendment:

Name	Age	Positions Held
Par Chadha	70	Executive Chairman
Andrej Jonovic	44	Chief Executive Officer
Dejan Avramovic	41	Chief Financial Officer
Vitalie Robu	53	President

Following are brief biographical sketches of each of our executive officers, including his experience, qualifications, attributes and skills. Biographical information about Messrs. Chadha and Jonovic is provided above.

Dejan Avramovic

Business Experience: Mr. Avramovic has served as Chief Financial Officer of the Company since the consummation of the Business Combination. Mr. Avramovic is responsible for finance, accounting, financial reporting, internal controls and investor relations. Previously, Mr. Avramovic served in various finance positions continuously since joining affiliates of ETI in May 2017, including most recently as Senior Vice President, Global Finance, from July 2019 until November 2023. Mr. Avramovic's prior experience includes eleven years of public company audit and transaction advisory services at Deloitte & Touche LLP, a global accounting and advisory firm. Mr. Avramovic holds an undergraduate degree in accounting from Chicago State University and an M.B.A. degree from the University of Chicago Booth School of Business. Mr. Avramovic is a registered Certified Public Accountant; however, the license is currently inactive.

Vitalie Robu

Business Experience: Mr. Robu has served as the President of the Company since the consummation of the Business Combination. Previously, Mr. Robu served as the President of the EMEA region of ETI from January 2019 until November 2023 and served as Chief Operating Officer of the EMEA region since the Novitex Business Combination until January 2019. As President of the Company, Mr. Robu is responsible for all sales, operations and business strategy functions across the EMEA region. Mr. Robu specializes in transaction processing services, technology products, and software solutions, and has over 25 years of international management experience in the private and public sectors. Prior to the Novitex Business Combination, he served as Senior Vice President, Operations for the European region of SourceHOV from 2014. From 2010 to 2014, Mr. Robu held the position of President and Executive Director of DataForce UK, a business process outsourcing and software provider that was part of SourceHOV. Prior to joining the SourceHOV group, Mr. Robu served as Manager of Investment and Insurance Products for Citibank EMEA in London from 2007 to 2010. Mr. Robu has degrees in International Relations from the National School for Political Studies, Bucharest and Physics from the State University of Moldova, and earned an MBA from IMD — International Institute for Management Development, Lausanne.

Committees of the Board of Directors

The Board has three standing committees: an audit committee, a compensation committee and a nominating committee. The Company may from time to time establish other committees. Copies of the charters for each committee are available on the *Investor Relations — Governance - Documents & Charters* section of our website at investors.xbpeurope.com. These documents are also available upon written request to: Investor Relations, XBP Europe Holdings, Inc., 2701 E. Grauwyler Road, Irving, Texas 75061. Information concerning these committees is set out below.

Audit Committee

Our Board has established an audit committee (the "Audit Committee") in accordance with Section 3(a)(58)(A) of the Exchange Act consisting of James G. Reynolds, J. Coley Clark, and Martin P. Akins. Mr. Reynolds serves as the chairperson of the Audit Committee. James G. Reynolds, J. Coley Clark and Martin P. Akins are each independent within the meaning of Section 5605(a)(2) of the Nasdaq Marketplace Rules and meet the additional test for independence for Audit Committee members imposed by the SEC, regulation and Section 5605(c)(2)(A) of the Nasdaq Marketplace Rules. The Board has determined that each of Mr. Reynolds, Mr. Clark and Mr. Akins are financially literate and that Mr. Reynolds qualifies as an "audit committee financial expert" as defined in applicable SEC rules.

Compensation Committee

The members of our compensation committee (the "Compensation Committee") consist of James G. Reynolds, J. Coley Clark, and Martin P. Akins. Mr. Clark serves as the chairperson of the Compensation Committee. Under the Nasdaq Listing Rules, we are required to have at least two members on the Compensation Committee. The Nasdaq Listing Rules require that the Compensation Committee of a listed company (other than that of a "controlled company," which the Company is) be composed solely of independent directors, and each of James G. Reynolds, J. Coley Clark and Martin P. Akins qualify as independent directors under applicable rules.

Nominating and Corporate Governance Committee

The members of our nominating committee (the "Nominating Committee") consist of James G. Reynolds, J. Coley Clark, and Martin P. Akins. Mr. Reynolds serves as the chairperson of the Nominating Committee. The Nasdaq Listing Rules require that the Nominating Committee of a listed company (other than that of a "controlled company," which the Company is) be composed solely of independent directors, and each of James G. Reynolds, J. Coley Clark and Martin P. Akins qualify as independent directors under applicable rules. There have been no material changes to the procedures by which security holders may recommend nominees to the registrant's board of directors, since such procedures were last announced by the Company.

Code of Ethics

The Board has adopted a code of business conduct and ethics ("Code of Ethics") that applies to all of the Company's directors, officers, and employees in accordance with applicable federal securities laws. The Code of Ethics is available on the Corporate Governance section of the Company's website at www.xbpeurope.com. The Company intends to post on the Corporate Governance section of the Company's website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Ethics.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to, among other things, director qualifications, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees.

Insider Trading Policy

The Board has adopted an insider trading policy that applies to our employees, directors, and certain consultants. This policy prohibits, among other things, trading of the company securities engaging in transactions in our securities while in possession of material, non-public information, trading during specified blackout periods and engaging in short sales of company securities. Our insider trading policy does not specifically address trading by the Company itself. However, the term "insider" as used in the policy can be interpreted broadly, and we would interpret it to apply to the Company if we were to engage in a repurchase program or other corporate transaction which would in any event be subject to internal review and approval processes designed to prevent trading on material nonpublic information.

Pursuant to our insider trading policy, we discourage our employees, directors, and officers from engaging in hedging transactions, including the use of financial instruments, such as put options, call options or similar derivative securities. If a person subject to the policy determines that they must engage in such a transaction, the transaction must comply with our pre-clearance and blackout processes. Our directors, officers and other employees are not prohibited from pledging our securities.

Our insider trading policy has been filed as Exhibit 19.1 to the Original Report.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who own more than 10% of our Common Stock to file reports with the SEC. Based solely on a review of the copies of reports furnished to us and written representations that no other reports were required, the Company believes that, during fiscal year 2024, all filing requirements were met on a timely basis.

ITEM 11.   EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for the Company's executive officers who are named in the "Summary Compensation Table" below. As a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act, the Company is not required to include a Compensation Discussion and Analysis and has elected to comply with the scaled disclosure requirements applicable to smaller reporting companies. The Company's named executive officers for the fiscal year ended December 31, 2024 were as follows:

- Andrej Jonovic, our Chief Executive Officer;
- Dejan Avramovic, our Chief Financial Officer;
- Vitalie Robu, our President; and
- Par Chadha, our Executive Chairman.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)(1)(2)	Bonus ($)(3)	Stock Awards ($)(4)	All Other Compensation ($)(5)(6)	Total
Andrej Jonovic	2024	552,000	343,157	1,079,411	—	1,974,568
Chief Executive Officer	2023	152,100	—		292	152,392
Dejan Avramovic	2024	399,000	247,445	376,472	7,206	1,030,123
Chief Financial Officer	2023	248,336	—		3,580	251,916
Vitalie Robu	2024	455,586	283,963	721,332	24,959	1,485,840
President, EMEA	2023	288,465	—		42,364	330,829
Par Chadha *Executive Chairman* (7)	2024	—	—	1,388,636	—	1,388,636

(1) Prior to the consummation of the Business Combination on November 29, 2023, our business was conducted through a wholly-owned indirect subsidiary of ETI that constituted the entirety of ETI's European business. During 2023, Messrs. Jonovic and Avramovic spent approximately 36% and 83% of their working time on our business (which takes into account the period after consummation of the Business Combination, when they spent all of their working time on our business), and the remainder of their working time during the year on other ETI business matters. Consequently, we have pro-rated the compensation paid to each of Messrs. Jonovic and Avramovic for 2023 for purposes of the Summary Compensation Table to reflect only the approximate portions of their compensation that was earned for work devoted to our business. The compensation amounts reflected in the Summary Compensation Table are not necessarily reflective of the amounts of compensation that were reflected in our financial statements for the 2023 fiscal year, primarily due to the fact that such compensation for Messrs. Jonovic and Avramovic was paid by one or more subsidiaries of ETI prior to November 29, 2023, the date of consummation of the Business Combination.

(2) With respect to Mr. Robu, the salary, bonus, and other compensation amounts have been converted from Great British pounds to U.S. dollars using the average end of month conversion ratio for 2024 of 1.00 GBP to 1.279 USD and conversion ratio for 2023 of 1.00 GBP to 1.247 USD, respectively.

(3) The 2024 bonuses consist of one-time special bonuses and bonuses payable under the Bonus Plan (as defined in and discussed in the narrative below). The amounts awarded for 2024 were not paid during 2024, but will be paid during 2025. No bonus was awarded to any of Messrs. Jonovic, Robu or Avramovic with respect to 2023.

(4) On June 14, 2024, Mr. Jonovic was granted 877,570 restricted stock units ("RSUs") under the 2024 Equity Plan (as defined below); Mr. Robu was issued 586,449 RSUs; Mr. Avramovic was issued 306,075 RSUs; and Mr. Chadha was issued 1,128,972 RSUs. The RSUs are subject to time-based vesting conditions, with all of the underlying shares scheduled to vest in three annual installments through April 30, 2027. For such time-based vesting awards, we have included the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. There were no stock awards or other equity compensation issued to the named executive officers in 2023.

(5) The amounts reported in this column for 2023 include: (i) for Mr. Jonovic $292 for life insurance coverage, (ii) for Mr. Robu, $2,221 for the cost of his private medical insurance plan in the United Kingdom, $22,751 for a company car, contributions of $17,308 to a UK-based, defined pension plan and $84 for travel insurance; and (iii) for Mr. Avramovic, $3,580 for life and medical insurance coverage.

(6) The amounts reported in this column for 2024 include: (i) for Mr. Robu, $4,781 for the cost of his private medical insurance plan in the United Kingdom, $12,057 for a company car, contributions of $2,597 to a UK-based, defined pension plan and $78 for travel insurance; and (iii) for Mr. Avramovic, $7,206 for medical insurance coverage.

(7) Mr. Chadha sole compensation from the Company was his equity award. He does not receive salary, bonus or other benefits from the Company. Mr. Chadha was not a named executive officer in the prior year and, therefore, in accordance with SEC regulations, only compensation information for the fiscal year in which he became a named executive officer is included in the Summary Compensation Table

Narrative to Summary Compensation Table

On June 14, 2024, the Board, upon the recommendation of the Compensation Committee, ratified and approved the following compensation for the Company's named executive officers for 2024:

Executive Officer		Base Salary		Target Annual Incentive Award[1]		Target Long-Term Incentive Award [2]
Andrej Jonovic *Chief Executive Officer*	$	552,000	$	552,000	$	1,079,411
Dejan Avramovic *Chief Financial Officer*	$	399,000	$	399,000	$	376,472
Vitalie Robu *President*	$	452,588	$	452,588	$	721,332
Par Chadha *Executive Chairman*	$	—	$	—	$	1,388,636

(1) The annual incentive awards were tied to the Company's financial performance for the fiscal year ended December 31, 2024, and each executive officer was eligible to earn a discretionary annual bonus based on the Company's achievement in 2024 of performance goals, weighted 50% for revenue and 50% for adjusted EBITDA, as well as a Committee discretionary element.

(2) Represents value of long-term incentive award received by each executive officer, in the form of RSUs, based on the Company's closing price of $1.23 on June 14, 2024 (the "Closing Price"), the grant date of each executive officer's award. The actual number of RSUs received by each named executive officer were computed by dividing (x) the dollar value of the long-term incentive compensation award recommended by the Company's Compensation Committee by (y) a $2.14 per share valuation (instead of the June 14, 2024 Closing Price), resulting in a lower number of RSUs being granted to each named executive officer under the 2024 Equity Plan when compared to the proposed dollar value of such long-term incentive award using the Closing Price.

The annual incentive awards were established under the Company's Executive Officer Annual Bonus Plan (the "Bonus Plan"), which was ratified, approved and adopted by the Board on June 14, 2024 upon the recommendation of the Compensation Committee. The purpose of the Bonus Plan is to motivate and reward senior officers through incentive compensation, attract and retain talent, and align individual performance with company goals. Pursuant to the Bonus Plan, executive officers of the Company selected by the Compensation Committee each year will be eligible to receive awards in amounts up to 100% of their annual base salary, based upon individual performance measures, company performance measures, or both, as determined by the Compensation Committee for each participant and year, following a recommendation from management. The awards under the plan typically will be paid in cash in the year following the plan year and are subject to the participant's continued employment through the payment date, with exceptions made for death, disability, or termination without cause.

Executive Employment Agreements

The compensation paid to Mr. Robu reflected in the summary compensation table was provided pursuant to an employment agreement entered into with HOV Global Services Limited, dated April 23, 2010, pursuant to which Mr. Robu serves as President, EMEA. The employment agreement provides for an indefinite term. During 2024, Mr. Robu's annual base salary was increased to $455,000 and pursuant to the employment agreement, is entitled to annual increases in his base salary by the greater of (i) ten percent (10%) of his base salary ("Adjustment Percentage"), and (ii) the annual consumer price index of inflation published by the Office for National Statistics of the United Kingdom as of the end of the monthly period following the respective commencement date anniversary, provided that the Company may in its absolute discretion change the Adjustment Percentage, provided, however that the Adjustment Percentage may not be less than the consumer price index. The employment agreement also provides that Mr. Robu will be eligible to participate in the HOV Global Services Limited's private medical health insurance, travel insurance, and, at the expense of the HOV Global Services Limited, a life insurance plan. The severance provisions contained in Mr. Robu's employment agreement is described below under "— *Potential Payments Upon Termination or Change in Control.*" Mr. Robu's employment agreement also contains restrictive covenants, including customary confidentiality and invention assignment covenants, as well as a non-competition covenant that applies during the term of employment and a covenant not to make use of the Company's confidential information for personal purposes or on behalf of any other company during the term of employment and at all times thereafter.

During the fiscal year ended December 31, 2024, neither Messrs. Jonovic nor Avramovic were parties to an employment agreement with us or an ETI affiliated entity. During the fiscal year ended December 31, 2024, Mr. Chadha did not have an employment agreement with us, but did have an employment agreement with ETI, which is not reflected in our consolidated financial statements. As noted in the Summary Compensation Table above, Mr. Chadha's sole compensation for his services to the Company was in the form of the equity incentive.

Short-Term Incentives

As described above, the annual incentive awards to be paid to our named executive officers under the Bonus Plan are tied to the Company's financial performance for the fiscal year ended December 31, 2024, and each executive officer was eligible to earn a discretionary annual bonus based on the Company's achievement in 2024 of performance goals, weighted 50% for revenue and 50% for adjusted EBITDA, as well as a Committee discretionary element. The Compensation Committee determined that the Company had not met the 2024 revenue target and met 98.97% of the adjusted EBITDA under the Bonus Plan and thereby applied their discretion to award bonuses based on such level of attainment (i.e., slightly less than 50%): $237,157 to Mr. Jonovic, $197,445 to Mr. Avramovic and $223,157 to Mr. Robu. In addition, the Compensation Committee determined to provide one-time incremental bonuses of $70,000, $50,000 and $60,000 to each Messrs. Jonovic, Avramovic and Robu, respectively, for their success in completing identified strategic projects.

Stock Plans, Health and Welfare Plans, and Retirement Plans Health and Welfare Plans

On June 13, 2024, our stockholders approved and adopted the Company's 2024 Stock Incentive Plan (the "2024 Equity Plan") at the Company's 2024 Annual Meeting of Stockholders. Under the 2024 Equity Plan, subject to adjustment for certain changes in capitalization or other corporate events, the Company is authorized to issue up to 5,520,270 shares of common stock pursuant to equity-based awards, which may be granted to eligible participants in furtherance of the Company's broader compensation strategy and philosophy. Awards granted under the 2024 Equity Plan are granted upon terms approved by the Company's Compensation Committee and set forth in an award agreement or other evidence of an award. The 2024 Equity Plan is described in greater detail in the Company's Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 29, 2024 (the "Proxy Statement"), under the caption "Approval of the XBP Europe Holdings, Inc. 2024 Stock Incentive Plan," which disclosure is incorporated herein by reference.

On June 14, 2024, the Compensation Committee approved a Form of Restricted Stock Unit Grant Notice and Agreement (the "RSU Award Agreement") and Form of Option Grant Notice and Agreement (the "Option Award Agreement") to be used in connection with the grant of awards under the 2024 Equity Plan. In addition, on June 14, 2024, the Board approved non-material amendments to the 2024 Equity Plan to clarify that certain awards made after the Board adoption date but prior to the approval by stockholders to non-Section 16 employees would have a grant date under the 2024 Equity Plan as of the date of the award and to provide an exception to the minimum vesting period for equity awards made prior to stockholder approval date. None of the amendments to the 2024 Equity Plan affected any awards made to directors or executive officers under the 2024 Equity Plan. The descriptions of the 2024 Equity Plan, as amended, contained in the Proxy Statement and this Amendment are qualified in their entirety by reference to the full text of the 2024 Equity Plan.

Our named executive officers would generally be eligible to participate in the employee benefit plans offered to employees based in the same country. Mr. Robu is entitled to participate in the private medical insurance and life insurance made available to employees in the United Kingdom. We have not yet entered into an arrangement pursuant to which Messrs. Jonovic and Avramovic, as our sole employees in the United States, will be entitled to employee benefits, including health insurance; instead we provide a stipend to Mr. Avramovic to obtain his own coverage. We do not provide any such benefits to Messrs. Chadha and Jonovic. While Mr. Chadha has the title of Executive Chairman and has been designated a Section 16 officer, he is not presently an employee of the Company.

The Company's named executive officers would be generally eligible to participate in the retirement plans offered to those employees based in the same country. As such, Mr. Robu is entitled to participate in the pension scheme made available to employees in the United Kingdom. Messrs. Jonovic, Avramovic and Chadha do not participate in any retirement plans offered by the Company.

Clawback Policy

We have a clawback policy that covers current and former executive officers in accordance with the requirements of Exchange Act Rule 10D-1 and Nasdaq listing standards. Our compensation clawback policy has been filed as Exhibit 97.1 to the Original Report.

Outstanding Equity-Based Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2024:

	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(1)		Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Andrej Jonovic	877,570	$	956,551
Dejan Avramovic	306,075	$	333,622
Vitalie Robu	586,449	$	639,229
Par Chadha	1,128,972	$	1,230,579

(1) On June 14, 2024, Mr. Jonovic was granted 877,570 restricted stock units ("RSUs") under the 2024 Equity Plan (as defined below); Mr. Robu was issued 586,449 RSUs; Mr. Avramovic was issued 306,075 RSUs; and Mr. Chadha was issued 1,128,972 RSUs. The RSU are subject to time-based vesting conditions, with all of the underlying shares originally scheduled to vest in three annual installments through April 30, 2027. None of such shares had vested as of December 31, 2024. See also *Compensation Developments* below regarding the acceleration of vesting of these awards.

(2) Based on a closing share price of our common stock on Nasdaq of $1.09 on December 31, 2024.

Policies and Practices Regarding the Timing of Equity Awards

The Company does not have a formal policy governing the timing of equity award grants in relation to the disclosure of material nonpublic information. However, as a general practice, equity awards are granted based on factors such as individual performance, market conditions, and retention objectives, rather than with a view toward the timing of material nonpublic information. The Company does not intentionally time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation, including equity awards or other performance-based incentives. In instances where the Company may possess material nonpublic information at the time equity awards are being considered, the Compensation Committee (or its delegate) may consider whether it would be appropriate to delay the grant until after such information has been disclosed, in order to avoid any potential concerns regarding the timing of the grant. The exercise price of stock options, if granted, under the 2024 Equity Plan is generally based on the closing market price of the Company's common stock on the date of grant. To date we have not issued any stock options to our named executive officers.

Potential Payments Upon Termination or Change in Control

The following summaries describe the potential payments and benefits that the Company would provide in connection with a termination of employment and/or a change in control, in each case, as of December 31, 2024, the last day of XBP Europe's 2024 fiscal year.

Vitalie Robu. Pursuant to Mr. Robu's employment agreement with HOV Global Services Limited, a subsidiary of the Company, if Mr. Robu is terminated other than for gross misconduct or material breach of the terms of his employment agreement (as further detailed in Mr. Robu's employment agreement), in addition to any statutory entitlements, Mr. Robu will be entitled to six months' prior notice or payment of his base salary in lieu thereof, payable in the form of salary continuation payments.

As of December 31, 2024, we had not entered into a written agreement or adopted a formal policy providing Messrs. Jonvic or Avramovic with severance benefits, upon a termination of his employment by us without cause. See *Compensation Developments* below regarding the potential payments to certain of our named executive officers in effect as of the date of this Amendment.

Director Remuneration

Director Compensation Table

The following table sets forth information concerning director compensation for services performed during the year ended December 31, 2024.

Name(1)	Fees earned or paid in cash ($)		Stock Award ($)(2)s		Total ($)	
Martin Akins	$	72,417	$	140,000	$	212,417
J. Coley Clark	$	77,000	$	140,000	$	217,000
James Reynolds	$	85,250	$	140,000	$	225,250

(1) Information regarding Messrs. Jonovic and Chadha, who are named executive officers that also served on the Board of Directors, is provided in the discussion of Executive Compensation above.
(2) In the case of Messrs. Akins, Clark, and Reynolds, the stock award was made as of June 14, 2024, and resulted in 65,421 RSUs being issued under the 2024 Equity Plan which vested on December 31, 2024.

Restricted Stock Units Outstanding

As a result of the above-described vesting, there were no Restricted Stock Units outstanding held by our non-employee directors as of December 31, 2024.

Name (1)	Aggregate Number of Restricted Stock Units Outstanding as of December 31, 2024
Martin Akins	—
J. Coley Clark	—
James Reynolds	—

(1) Information regarding Messrs. Jonovic and Chadha, who also served on the Board of Directors, is provided in the discussion of Executive Compensation above.

Non-Employee Director Compensation Policy.

In December 2023, our Compensation Committee retained the services of an independent compensation consultant to evaluate and make recommendations for the non-employee director compensation commencing in fiscal year. Based on information provided by the compensation consultant, the Compensation Committee approved a compensation policy for its non-employee directors for fiscal year 2024. In January 2024, the Board approved, on the recommendation of the Compensation Committee, a non-employee director compensation policy for 2024 consisting of an annual cash retainer of $60,000 and an equity award anticipated to have a value of $140,000, pursuant to and subject to the adoption by the stockholders of the 2024 Equity Plan, as well as annual cash compensation for committee service ranging from $8,000 to $20,000 for chairing a committee and $4,000 to $10,000 for service as a committee member, as follows.

Name	Annual Retainer	
Annual Cash Retainer for Board Membership	$	60,000
Annual Equity Award for Board Membership	$	140,000
Audit Committee Member (other than the Chair)	$	10,000
Audit Committee Chair	$	20,000
Compensation Committee Member (other than the Chair)	$	5,000
Compensation Committee Chair	$	10,000
Nominating and Corporate Governance Committee Member (other than the Chair)	$	4,000
Nominating and Corporate Governance Committee Chair	$	8,000

Compensation Developments

During March and April 2025, the Company accelerated the vesting of the outstanding RSUs held by the named executive officers and members of our Board of Directors in addition to accelerating the vesting of certain additional awards granted to such persons during February 2025 together with certain options and awards issued to our employees that are not executive officers. As a result of such accelerated vesting, grants under the 2024 Equity Plan that have not yet vested, as well as forfeitures of shares upon termination of employment or in connection with net settlements of awards for tax purposes, as of April 29, 2025, there remained 294,487 shares available for issuance under the 2024 Equity Plan.

On April 29, 2025, we adopted the Severance Plan which is applicable to Messrs. Jonovic, Robu and Avramovic and any other employee selected by the Compensation Committee to be eligible for severance benefits under the Severance Plan. The Severance Plan is intended to increase the retention of the senior leadership team and to provide severance benefits under specified circumstances to certain individuals who are in a position to contribute materially to the success of the Company. These arrangements also are intended to facilitate changes in the leadership team by setting terms for the termination of an executive officer in advance, thereby allowing a smooth transition of responsibilities when it is in the best interests of the Company.

Pursuant to the terms of the Severance Plan, if an eligible executive's employment is involuntarily terminated by the Company without "cause" prior to, or 24 months after, the ocurrence of a "change in control" (as such terms are described in the Severance Plan), upon executing a release of claims in favor of the Company, such executive, will be entitled to the following benefits:

- an amount equal to 12 months' base salary, plus 100% of the target bonus for the performance period in which the termination occurs;
- continued insurance coverage paid for by the Company for up to 18 months plus related expense reimbursement up to $5,000;
- full vesting of any unvested time- or service-based stock options, stock appreciation rights, and other equity-based awards that would have vested during the 12-month period following the date of termination;
- pro rata vesting of any unvested equity-based or long-term cash-based awards subject to performance-based vesting conditions that would have vested at the end of the performance period, based on actual performance during such performance period; and
- the right to exercise any vested stock options or stock appreciation rights for up to 24 months.

The Severance Plan also provides that in the event of an executive's employment is involuntarily terminated by the Company without "cause" within 24 months following a "change in control" or an executive's employment is voluntarily terminated for "good reason" within 24 months following a "change in control," upon executing a release of claims in favor of the Company, the executive will be entitled to the following benefits:

- an amount equal to 24 months' base salary, plus 200% of the annual target bonus for the performance period in which the termination occurs in addition to a pro rated target bonus based on the period before the separation;
- continued insurance coverage paid for by the Company for up to 18 months plus related expense reimbursement up to $5,000;
- full vesting of any unvested stock options, stock appreciation rights, and other equity-based awards;
- full vesting of any unvested equity-based or long-term cash-based awards subject to performance-based vesting conditions, based on actual performance through the date of the change in control; and
- the right to exercise any vested stock options or stock appreciation rights for up to 24 months.

ITEM 12   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Principal Holders of Common Stock

The following table sets forth information known to the Company regarding the beneficial ownership of the Common Stock as of April 29, 2025, by:

- each person or "group" who is known by the Company to be the beneficial owner of more than 5% of the issued and outstanding Common Stock;

- each of the Company's named executive officers and directors; and
- all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

This table is based upon information supplied by officers, directors and principal stockholders and Schedule 13D and Forms 3 and 4 filed with the SEC. Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them. The beneficial ownership percentages of Common Stock of the Company are based on 35,915,548 shares of Common Stock issued and outstanding as of April 29, 2025.

Name and Address of Beneficial Owner	Ownership	Percent of Class
Directors and Executive Officers[1]		
Par Chadha	1,128,972	3.1 %
Andrej Jonovic	1,573,000	4.4 %
Dejan Avramovic	306,075	*
Vitalie Robu	195,483	*
James Reynolds	184,857	*
J. Coley Clark	184,857	*
Martin Akins	184,857	*
All executive officers and directors as a group (seven individuals)	3,758,101	10.5 %
5% or More Stockholders:		
BTC International Holdings, Inc. [2]	21,802,364	60.7 %
CFAC Holdings VIII, LLC[3]	6,449,404	18.0 %

(1) Unless otherwise noted, the business address of each of the individuals is c/o XBP Europe Holdings, Inc., 2701 E. Grauwyler Rd., Irving, TX

(2) BTC International Holdings, Inc. ("BTC International") is the record holder of the shares. BTC International is a direct, wholly owned subsidiary XCV-EMEA, LLC. While ETI retains an indirect economic interest in these shares. XCV-EMEA, LLC is the beneficial owner. XCV-EMEA is controlled by its manager and sole voting member Bernard of Zuroff. Mr. Zuroff thus is deemed to have beneficial ownership of such shares. Mr. Zuroff's principal business address is 16280 W Ellsworth Ave, Golden, Co, 80401.

(3) CFAC Holdings VIII, LLC ("Sponsor") is the record holder of the shares. Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor") is the sole member of the Sponsor. CF Group Management, Inc., a New York corporation ("CFGM") is the managing general partner of Cantor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and is the trustee of CFGM's sole stockholder. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the shares of Common Stock held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Includes 6,064,404 shares of common stock held by CFAC and 385,000 shares of common stock underlying an equal number of warrants to purchase shares of common stock held by CFAC which are exercisable within 60 days. The business address of the Sponsor is 110 East 59th Street, New York, NY 10022. On November 21, 2024, Mr. Lutnick shared a statement in response to being nominated by U.S. President Donald J. Trump to serve as U.S. Secretary of Commerce in which he stated he intends to divest his interests in Cantor to comply with U.S. government ethics rules.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our Audit Committee or, if the Audit Committee is not able to review the transaction for any reason, the chairman of the Audit Committee. Compensation matters regarding our executive officers or directors are reviewed and approved by our Compensation Committee. All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our stockholders' best interests. Related persons include our major stockholders and directors and officers, as well as immediate family members of directors and officers.

Since January 1, 2024, XBP participated in the following transactions with related persons that are required to be reported under the SEC's rules:

ETI - BTC International Holdings, Inc.

Prior to the Business Combination, the Company's subsidiaries were indirect wholly owned subsidiaries of ETI. The Company continues to be majority owned by ETI, and ETI's indirect subsidiary BTC International continues to control a significant percentage of the outstanding voting power of the Company. So long as this ownership and control continues, BTC International will generally have the ability to control the outcome of any matter submitted for the vote of the Company's stockholders, including the election and removal of directors, changes to the size of the Board, any amendment to the Charter and Bylaws, and the approval of any merger or other significant corporate transaction, including a sale of substantially all of the Company's assets (other than in certain circumstances set forth in the Charter or Bylaws). In addition, since the beginning of our last fiscal year, and historically, we have relied on ETI's subsidiaries to provide a number of services, and we have made sales to and received products from such subsidiaries. For more information, see the risk factor entitled *"The Company relies on ETI, which is a highly leveraged public company and faces substantial doubt about its ability to continue as a going concern. An adverse event affecting ETI may affect the delivery and availability of the services the Company relies on ETI to provide"* in Part I, Item 1A of this Report.

Tax Sharing Agreement

Concurrently with the Closing, the Company entered into the Tax Sharing Agreement. The Tax Sharing Agreement requires ETI to indemnify and hold harmless the Company and its subsidiaries from and against any taxes of any consolidated, combined, or unitary group for U.S. federal (and applicable state and local) tax purposes that include any of ETI and its affiliates imposed on the Company or any of its subsidiaries as a result of having been a member of ETI's consolidated tax group for any tax year ending on or prior to the Closing Date.

The Tax Sharing Agreement also provides that if the Company (or its subsidiaries) is eligible to be included in an ETI consolidated tax group after the Closing Date (an "ETI Consolidated Tax Group"), (i) ETI will file income tax returns for the ETI Consolidated Group, (ii) the Company will make periodic payments to ETI in such amounts as the estimated tax payments that would be due from the consolidated group that consisting of the Company and its subsidiaries (the "XBP Consolidated Group") if the XBP Consolidated Group were not included in the ETI Consolidated Group, and (iii) ETI will pay the entire federal (and applicable state and local) income tax liability of the ETI Consolidated Group and will indemnify and hold harmless the XBP Consolidated Group against any such liability (other than the XBP Consolidated Group's share of such liability). The Tax Sharing Agreement also sets forth rules related to allocating income, losses and credits to the XBP Consolidated Group, preparing consolidated tax returns of the ETI Consolidated Group, and conducting tax audits and litigation involving the ETI Consolidated Group.

Intercompany Confidentiality and Intellectual Property License Agreement

Concurrently with the execution of the Merger Agreement, we entered into the License Agreement pursuant to which we both granted to certain of ETI affiliates and received from such affiliates, a world-wide, non-exclusive, royalty-free, perpetual, irrevocable license to intellectual property in existence at Closing for use in the same manner as used by prior to Closing. The License Agreement includes limited restrictions on sublicenses and assignments to certain parties and contemplates the purchase of post-Closing improvements at negotiated royalties. Additionally, the License Agreement includes customary confidentiality and indemnification obligations from both licensors and licensees.

Services Agreement

Concurrently with the Closing of the Business Combination, we entered into a Services Agreement with Exela Technologies BPA, LLC, a subsidiary of ETI ("Exela BPA"). The Services Agreement requires Exela BPA, its affiliates and its permitted subcontractors to provide to us the services, access to facilities, personnel, equipment, software and hardware and other assistance that were provided to us during the twelve (12) months prior to the Closing Date. Exela BPA is also required to respond in good faith to any request for new services or services in excess of those provided in the twelve (12) months prior to the Closing Date.

The Services Agreement had an initial term of twelve (12) months and will continue beyond such term to the extent that the parties thereto have mutually agreed to a longer term for any individual service. Services shall generally be charged at cost plus 15%, or as otherwise agreed or required by law Services provided under Annex A of the Services Agreement include sales of certain hardware, operations delivery, finance, accounting, human resource and technology support services. The Company incurred a total of $1.5 million of the related party service fee under Annex A and $3.6 million in connection with the related party shared service center cost allocated to the Company for the year ended December 31, 2024.

Notes Payable

Subsidiaries of Legacy XBP entered into four Intercompany Loan Agreements ("new related party notes payable") with affiliates of ETI, three of the notes are dated September 4, 2023 (and subsequently amended on September 15, 2023) and one note is dated September 15, 2023. The new related party notes payable have a ten-year term and bear annual interest of 6.0%, due at the end of the term. The consolidated balance sheets included $1.5 million of new related party notes payable as of December 31, 2024, and included $0.1 million of related party interest expense for the year ended December 31, 2024, in the related party interest expense, net.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Sponsor entered into the Lock-Up Agreement with BTC International and us, pursuant to which BTC International agreed that all securities of the Company held by it immediately following the Closing will be locked-up and subject to transfer restrictions until the earlier of: (i) the one year anniversary of the date of the Closing (i.e., November 29, 2024), and (ii) the date on which the Company consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after the Closing which results in all of the Company's stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided, that BTC International shall be permitted to make transfers (i) by virtue of the laws of the state the entity's organization and the entity's organizational documents upon dissolution of the entity, (ii) as a bona fide gift, or to a charitable organization or educational institution in a transaction not involving a disposition for value, and (iii) to a subsidiary of ETI, that is not a restricted subsidiary or subsidiary guarantor as defined in ETI's credit documents, provided that any such permitted transferee agrees in writing to be subject to receive and hold any shares of Common Stock received subject to the same lock-up restrictions.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, the Company, the Sponsor, the former independent directors of the Company, and BTC International entered into the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company is obligated to file one or more registration statements to register the resales of Common Stock held by the parties to the Registration Rights Agreement after the Closing. Holders of CFVIII Class A Common Stock who were party to the Registration Rights Agreement dated March 11, 2021 between CFVIII and such holders (the "Existing Holders") or the parties listed under the New Holders on the signature page to the Registration Rights Agreement (the "New Holders"), in each case holding a majority of the registrable securities owned by all the Existing Holders or New Holders, as applicable, are entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their registrable securities (up to a maximum of two demand registrations by the Sponsor, or five demand registrations by the New Holders). In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, the Company must file a registration statement on Form S-1 to register the resale of the registrable securities of the Company held by Existing Holders and the New Holders and any person or entity who becomes a party to the Registration Rights Agreement ("Holders"). The Registration Rights Agreement also provides such Holders with "piggy-back" registration rights, subject to certain requirements and customary conditions.

Under the Registration Rights Agreement, the Company indemnifies such Holders and certain persons or entities related to such Holders such as their officers, directors, and control persons against any losses or damages resulting from any untrue or alleged untrue statement of a material fact contained in any registration statement or prospectus pursuant to which the Holders sell their registrable securities, or any omission or alleged omission of a material fact required to be stated therein to make any statements made therein not misleading, unless such liability arose from such Holder's misstatement or alleged misstatement, or omission or alleged omission, and the Holders including registrable securities in any registration statement or prospectus will indemnify the Company and certain persons or entities related to the Company such as its officers and directors and underwriters against all losses caused by their misstatements or omissions (or alleged misstatements or omissions) in those documents.

Letter of Intent

On March 4, 2025, the Company announced that it has entered into an exclusive, non-binding letter of intent to acquire the ETI Debtor Subs. The parties have agreed to act in good faith to negotiate definitive agreements, complete due diligence, undertake necessary regulatory approvals, and seek any necessary approvals, including from our shareholders. There can be no assurance, however, that a definitive agreement will be entered into or that the proposed transaction will be consummated.

Agreement with Nventr, LLC.

On February 5, 2025, the Company entered into a new related party agreement with Nventr, LLC, a portfolio company of HGM and in which our executive chairman holds a 20% interest, that provides AI analytics solutions. We incurred approximately $0.2 million in fees pursuant to this agreement through March 31, 2025.

Agreement with HOV Services Ltd.

On February 18, 2025, the Company entered into a new related party agreement with HOV Services Ltd., a company of which our executive chairman also serves as executive chairman, to help mitigate the risk of service disruption from the ongoing chapter 11 proceedings of the ETI Debtor Subs by providing an alternate source for certain BPO, outsourcing, management, and financial transaction processing solutions. We incurred approximately $0.2 million in fees pursuant to this agreement through March 31, 2025.

Purchase Agreement

Pursuant to the Membership Interest Purchase Agreement, dated as of March 25, 2025, the Company issued 1,680,000 shares of common stock to ETI in exchange for 100% of the membership interests in GP 2XCV Holdings LLC, a Delaware limited liability company. GP 2XCV Holdings LLC is the owner of GP 2XCV LLC, which is the holder of $2,301,600 senior secured promissory notes of the ETI Debtor Subs due July 2026 issued and guaranteed by ETI Debtor Subs.

Director Independence

For purposes of the Nasdaq Listing Rules, the Company is a "controlled company." Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. BTC International owns a majority of the issued and outstanding Common Stock.

As a "controlled company," the Company is exempt from the requirement that a majority of the Board be independent. The Common Stock is listed on Nasdaq, and the Company is required to comply with the Nasdaq listing requirements regarding independent directors. Under Nasdaq's Marketplace Rules, the definition of an "independent director" is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq rules a director (A) who at any time during the past three years was employed by the Company or (B) who accepted, or who has a family member who accepted, compensation from the Company in excess of $120,000 (other than compensation for board and committee service, compensation paid to a family member who is an employee (other than an executive officer), benefits under a tax-qualified retirement plan, or non-discretionary compensation) during any period of twelve consecutive months within the three years preceding the determination of independence, shall not be considered independent.

Our Board of Directors has reviewed the Nasdaq rules and such information as the Board has deemed appropriate for purposes of determining whether any of the directors has a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, including the beneficial ownership by our directors of Common Stock. Based on such review, the Board of Directors has determined that each director, other than Par Chadha and Andrej Jonovic, qualifies as an independent director under Nasdaq listing standards and applicable SEC rules: non-management directors meet periodically in executive session without members of the Company's management at the conclusion of regularly scheduled Board meetings. In addition, Messrs. Akins, Clark, and Reynolds qualify as independent directors for the purpose of serving on the Audit Committee of the Company under SEC rules (Messrs. Akins, Clark and Reynolds being the current members of the Audit Committee).

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

UHY LLP ("UHY") has been serving as our independent registered public accounting firm since December 15, 2023.

The following table summarizes the aggregate fees for professional audit services and other services rendered by UHY to us (including to us prior to the Business Combination) for the years ended December 31, 2024 and 2023. These fees are categorized as audit fees, audit-related fees, tax fees and all other fees, however, we have only paid for audit fees during the last two fiscal years.

| | Year Ended December 31 | |
	2024	2023[2]
Audit Fees[1]	$ 1,285,000	$ 1,242,686
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total fees	$ 1,285,000	$ 1,242,686

(1) Includes fees incurred on the annual audit, quarterly reviews and reviews of registration and proxy statements.
(2) As described above, UHY was appointed as our independent registered accounting firm in December 2023, upon the dismissal of Withum. UHY has audited the financial statements of our subsidiaries prior to the Business Combination since 2022. The fees of UHY presented above with respect to fiscal year ended December 31, 2023 include such prior fees.

As an emerging growth company and a smaller reporting company, we are exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and as a result, our audit fees are significantly lower than if we were required to provide an auditor attestation under Section 404(b). Depending on our public float as of June 30, 2025, we may become subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025, which will require us to incur significant additional costs and to re-assess our required audit services for the fiscal year ended December 31, 2025 with our independent registered public accounting firm.

Pursuant to its charter, the Audit Committee is responsible for the appointment, retention, compensation and oversight of the Company's independent registered public accounting firm. In addition to assuring the regular rotation of the lead audit partner as required by law, the Audit Committee is involved in the evaluation of the lead audit partner and considers whether there should be regular rotation of the independent registered public accounting firm. The Audit Committee is also required to review and pre-approve all of the audit and non-audit services to be performed by the Company's independent registered public accounting firm, including the firm's engagement letter for the annual audit of the consolidated financial statements and internal controls over financial reporting of the Company, the proposed fees in connection with such audit services, and any additional services that management chooses to hire the independent auditors to perform. Additionally, the Audit Committee can establish pre-approval policies and procedures with respect to the engagement of the Company's independent registered public accounting firm for non-audit services. In accordance with the Audit Committee Charter, all of the foregoing audit fees paid to, and the related service provided by, UHY were pre-approved by the Audit Committee. During the last two fiscal years, the Company did not incur any audit related, tax fees or other fees to UHY and which were required to be approved by the Audit Committee and/or disclosed in this Report.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Amendment:

(1)   Consolidated Financial Statements:

No Consolidated Financial Statements are filed with this Amendment, These items were filed as part of the Original Report.

(2)   Financial Statement Schedules:

None.

(4)   Exhibits:

Exhibits filed as part of this Amendment are:

Exhibit No.	Description
10.1* †	Executive Severance and Change in Control Plan, dated as of April 29, 2025
31.1*	Certification of principal executive officer pursuant to Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of principal financial and accounting officer pursuant to Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith

†   A contract, compensatory plan or arrangement in which directors or executive officers are eligible to participate.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Andrej Jonovic

Andrej Jonovic, *Chief Executive Officer*

Dated: April 30, 2025 *(Principal Executive Officer)*

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